Exhibit 99.1

European Lithium Limited

ACN 141 450 624

Scheme Booklet

for a scheme of arrangement in relation to the proposed acquisition of all the fully paid ordinary shares in European Lithium Limited by Critical Metals Corp. and a related option scheme of arrangement

The Independent Board Committee recommends1 that, in the absence of a Superior Proposal, you

VOTE IN FAVOUR

of the Merger with

Critical Metals Corp.

CIK 0001951089

The Independent Expert has concluded that the Share Scheme is not fair but reasonable and therefore in the best interests of EUR Shareholders, and that the Option Scheme is fair and reasonable and is in the best interests of EUR Optionholders, in each case in the absence of a Superior Proposal.

EUR Securityholders should read the Independent Expert’s Report in Annexure A in full, including the reasons for the Independent Expert’s conclusion that the Share Scheme is not fair.

This is an important document and requires your prompt attention. You should read it in its entirety before you decide how to vote on the Schemes. If you are in doubt as to what you should do, you should consult your legal, financial or other professional adviser.

Legal Adviser to EUR	Corporate Adviser to EUR

[1]	In respect of the recommendations of the Independent Board Committee, EUR Securityholders should have regard to the fact that, if the Schemes are implemented, the Independent EUR Director will receive certain personal benefits as further detailed in the Section titled “Important Notices” on page v of this Scheme Booklet.

I M P O R T A N T N O T I C E S

General

EUR Securityholders should read this Scheme Booklet in its entirety before making a decision as to how to vote on the Share Scheme Resolution and/or Option Scheme Resolution to be considered at the relevant Scheme Meetings.

Purpose of Scheme Booklet

The purpose of this Scheme Booklet is to explain the terms of the Schemes and the manner in which the Schemes will be considered and implemented (if approved) and to provide such information as is prescribed or otherwise material to the decision of EUR Securityholders whether or not to approve the Schemes.

This Scheme Booklet includes the explanatory statement required to be sent to EUR Securityholders under Part 5.1 of the Corporations Act in relation to the Schemes.

This Scheme Booklet does not constitute or contain an offer to EUR Securityholders, or a solicitation of an offer from EUR Securityholders, in any jurisdiction. This Scheme Booklet is not a disclosure document required by Chapter 6D of the Corporations Act. Subsection 708(17) of the Corporations Act provides that Chapter 6D of the Corporations Act does not apply in relation to arrangements under Part 5.1 of the Corporations Act approved at a meeting held as a result of an order under subsection 411(1) of the Corporations Act. Instead, EUR Securityholders asked to vote on an arrangement at the Share Scheme Meeting and/or Option Scheme Meeting (as the case may be) must be provided with an explanatory statement as referred to above.

Responsibility for information

The information contained in this Scheme Booklet, other than the CRML Information and the Independent Expert’s Report (or references to the Independent Expert’s analysis or conclusions), has been prepared by EUR and is the responsibility of EUR. To the maximum extent permitted by law, none of CRML nor any of its Related Bodies Corporate, nor any of their respective directors, officers, employees or advisers, and none of EUR’s advisers, assume any responsibility for the accuracy or completeness of the EUR Information and disclaim any liability in this regard.

The CRML Information has been provided by CRML and is the responsibility of CRML. To the maximum extent permitted by law, none of EUR nor any of its Related Bodies Corporate, nor any of their respective directors, officers, employees or advisers, and none of CRML’s advisers, assume any responsibility for the accuracy or completeness of the CRML Information and disclaim any liability in this regard.

The Independent Expert has prepared the Independent Expert’s Report in relation to the Schemes contained in Annexure A and takes responsibility for that report. None of EUR, CRML nor their respective Related Bodies Corporate, directors, officers and advisers (which, to avoid doubt, excludes the Independent Expert) assume any responsibility for the accuracy or completeness of the Independent Expert’s Report, except in the case of EUR and CRML, in relation to the information which it has respectively provided to the Independent Expert for the purposes of preparing the Independent Expert’s Report.

No person consenting to be named in this Scheme Booklet has withdrawn their consent to be named before the date of this Scheme Booklet.

ASIC and ASX

A copy of this Scheme Booklet has been registered by ASIC under section 412(6) of the Corporations Act. ASIC has been requested to provide a statement, in accordance with section 411(17)(b) of the Corporations Act, that ASIC has no objection to the Schemes. If ASIC provides the statement, it will be produced to the Court on the Second Court Date. Neither ASIC nor its officers take any responsibility for the contents of this Scheme Booklet.

A copy of this Scheme Booklet has been lodged with ASX. Neither ASX nor its officers take any responsibility for the contents of this Scheme Booklet.

Important notice associated with Court order under subsection 411(1) of the Corporations Act

The Court is not responsible for the contents of this Scheme Booklet and, in ordering that meetings of the EUR Securityholders be convened by EUR, the Court does not in any way indicate that the Court has approved or will approve the terms of the Schemes. An order of the Court under section 411(1) of the Corporations Act does not mean that the Court: (a) has formed any view as to the merits of the proposed Schemes or as to how EUR Securityholders should vote (on this matter EUR Securityholders must reach their own decision); (b) has or will approve the terms of the Schemes; (c) has prepared, or is responsible for the contents of, the Scheme Booklet; or (d) otherwise endorses, or provides any other expression of opinion on, the Schemes.

Forward looking statements

This Scheme Booklet contains both historical and forward-looking statements.

The forward-looking statements reflect the views of EUR or, in relation to the CRML Information, CRML, held only as at the date of this Scheme Booklet concerning future results and events and generally may be identified by the use of forward-looking words or phrases such as “believe”, “aim”, “expect”, “anticipated”, “intending”, “foreseeing”, “likely”, “should”, “planned”, “may”, “estimated”, “potential”, or other similar words and phrases. Similarly, statements that describe EUR and CRML’s objectives, plans, goals or expectations are or may be forward-looking statements.

The statements in this Scheme Booklet about the impact that the Schemes may have on the results or operations of EUR, CRML, and/or the Combined Group, and the advantages and disadvantages anticipated to result from the Schemes, are also forward-looking statements.

Although EUR believes that the views reflected in any forward-looking statements contained in the EUR Information in this Scheme Booklet have been made on a reasonable basis, no assurance can be given that such views will prove to have been correct.

Although CRML believes that the views reflected in any forward-looking statements contained in the CRML Information in this Scheme Booklet have been made on a reasonable basis, no assurance can be given that such views will prove to have been correct.

i

Forward-looking statements involve known and unknown risks, uncertainties, assumptions and other factors that may cause either EUR’s or CRML’s actual results, performance or achievements to differ materially from the anticipated results, performance or achievements expressed, projected or implied by these forward-looking statements. In addition, factors related to the Schemes that contribute to the uncertain nature of the forward-looking statements include, but are not limited to: expected timing to complete the Schemes; filings and approvals relating to the Schemes; the ability to complete the Schemes considering the various conditions precedent, including securityholder approvals; and the possibility that a Regulatory Authority may prohibit, delay or refuse to grant approval for the Schemes.

Deviations as to future results, performance and achievements are both normal and to be expected. EUR Securityholders should note that the historical financial performance of EUR and of CRML provides no assurance as to future financial performance of EUR or CRML (whether the Schemes are implemented or not). EUR Securityholders should review carefully all of the information included in this Scheme Booklet, including the risks described in Section 8.

The forward-looking statements included in this Scheme Booklet are made only as of the date of this Scheme Booklet. Neither EUR, nor CRML nor their directors give any representation, assurance or guarantee to EUR Securityholders that any forward-looking statements will actually occur or be achieved. EUR Securityholders are cautioned not to place undue reliance on such forward-looking statements.

Subject to any continuing obligations under law or the ASX Listing Rules, EUR and CRML do not give any undertaking to update or revise any forward-looking statements after the date of this Scheme Booklet to reflect any change in expectations in relation to those statements or any change in events, conditions or circumstances on which any such statement is based.

EUR, CRML and their respective directors, officers and advisers disclaim any obligation or undertaking to distribute after the date of this Scheme Booklet any updates or revisions to any forward-looking statements to reflect: (a) any change in expectations in relation to such statements; or (b) any change in events, conditions or circumstances on which such statement is based.

All subsequent written and oral forward-looking statements attributable to EUR or CRML or any person acting on their behalf are qualified by this cautionary statement.

No investment advice

This Scheme Booklet does not constitute financial product advice and has been prepared without reference to the investment objectives, financial situation and needs of any particular EUR Securityholder or any other person. This Scheme Booklet should not be relied upon as the sole basis for any investment decision in relation to a Scheme or your EUR Securities. Before making an investment decision in relation to a Scheme or your EUR Securities, including any decision to vote for or against a Scheme, you should consider whether that decision is appropriate in the light of your particular investment needs, objectives and financial circumstances. If you are in any doubt about what you should do, you should consult your legal, financial, taxation or other professional adviser.

Each EUR Securityholder’s tax position is different. Therefore, EUR Securityholders are urged to seek their own independent tax advice regarding the specific tax consequences of the Schemes, including the application and effect of income tax and other tax laws to their particular circumstances.

A summary of the general Australian and United States tax implications of the Schemes for EUR Securityholders is set out in Section 9. However, EUR Securityholders should not rely on the summary in Section 9 in substitution for specific advice on their own affairs from a registered tax agent.

Foreign jurisdictions

This Scheme Booklet complies with the disclosure requirements applicable in Australia, which may be different to those in other countries. It is important that EUR Securityholders who are not Australian resident taxpayers or who are liable for tax outside Australia seek specific tax advice in relation to the Australian and overseas tax consequences of the Schemes.

The release, publication or distribution of this Scheme Booklet in jurisdictions other than Australia may be restricted by law or regulation in such other jurisdictions and persons outside of Australia who come into possession of this Scheme Booklet should seek advice on and observe any such restrictions. Any failure to comply with such restrictions may constitute a violation of applicable laws or regulations.

This Scheme Booklet has been prepared in accordance with the laws of Australia and the information in this Scheme Booklet may not be the same as that which would have been disclosed if this Scheme Booklet had been prepared in accordance with the laws and regulations of a jurisdiction outside of Australia.

This Scheme Booklet and the Schemes do not in any way constitute an offer of securities in any place in which, or to any person to whom, it would not be lawful to make such an offer. Subject to the qualifications set out in this Scheme Booklet, EUR Securityholders with Registered Addresses in Australia, New Zealand or the United States are expected to be eligible to receive New CRML Shares under the Schemes.

You will not be able to receive New CRML Shares if you are an Ineligible Holder. Any New CRML Shares you would have otherwise been entitled to will be delivered to the Sale Agent and sold through the Sale Facility.

EUR Securityholders who are nominees, trustees or custodians are encouraged to review Section 10.10 and seek independent advice as to how they should proceed.

Further information is set out in the ‘Frequently asked questions’ section and Sections 3.4(d) and 10.10.

New Zealand

This Scheme Booklet is not a New Zealand disclosure document and has not been registered, filed with or approved by any New Zealand regulatory authority under or in accordance with the Financial Markets Conduct Act 2013 or any other New Zealand law.

The offer of CRML Shares under the Schemes is being made to existing shareholders and optionholders of EUR in reliance upon the Financial Markets Conduct (Incidental Offers) Exemption Notice 2021 and, accordingly, this Scheme Booklet may not contain all the information that a disclosure document is required to contain under New Zealand law.

United States

The Scheme Booklet has not been filed with or reviewed by the US Securities and Exchange Commission or any state securities authority and none of them has passed upon or endorsed the merits of the Schemes or the accuracy, adequacy or completeness of the Scheme Booklet. Any representation to the contrary is a criminal offence. No registration statement has been or will be filed with the SEC in respect of the New CRML Shares to be issued under the Schemes, and EUR Securityholders will not be required to provide accredited investor representations, Regulation S representations or other investor status certifications solely in order to receive New CRML Shares under the Schemes, although separate certifications may be required in connection with tax withholding, the Sale Facility or securities issued outside the Schemes.

The New CRML Shares to be issued pursuant to the Schemes have not been, and will not be, registered under the United States Securities Act of 1933 (the US Securities Act) or the securities laws of any US state or other jurisdiction. The Schemes are not being made in any US state or other jurisdiction where it is not legally permitted to do so.

The New CRML Shares to be issued to Scheme Participants in the United States pursuant to the Schemes described herein are being issued and distributed, respectively, in reliance on the exemption from registration under the US Securities Act set forth in Section 3(a)(10) thereof and exemptions provided under the securities laws of any state of the United States in which the Scheme Participants reside. Section 3(a)(10) of the US Securities Act provides an exemption from registration for offers and sales of securities issued in exchange for one or more bona fide outstanding securities where the terms and conditions of the issuance and exchange have been approved by a court authorised to grant such approval after a hearing upon the fairness of the terms and conditions of the issuance and exchange, at which all persons to whom the securities will be issued have the right to appear and receive timely notice thereof. The Court is authorised to conduct a hearing at which the fairness of the terms and conditions of the Scheme will be considered. Approval of the Schemes by an Australian court will be relied upon by EUR and CRML for purposes of qualifying for the section 3(a)(10) exemption.

The solicitation of proxies for the Scheme Meetings made pursuant to the Schemes is not subject to the requirements applicable to proxy statements under the US Securities Exchange Act of 1934 (the Exchange Act) by virtue of an exemption applicable to foreign private issuers (as defined in Rule 3b-4 under the Exchange Act). Accordingly, the solicitations and transactions contemplated herein are made in the United States for securities of an Australian issuer in accordance with Australian corporate and securities laws and the ASX Listing Rules, and therefore the Schemes are subject to disclosure requirements of Australia that are different from those of the United States applicable to registration statements under the US Securities Act and proxy statements under the Exchange Act.

It may be difficult for you to enforce your rights and any claim you may have arising under US federal securities laws since EUR is located in Australia, CRML is domiciled in the British Virgin Islands and most of their respective officers and directors reside outside the United States. You may not be able to sue EUR, CRML or their respective officers or directors in Australia for violations of the US securities laws. It may be difficult to compel EUR and its affiliates to subject themselves to a US court’s judgment.

You should be aware that CRML may purchase securities otherwise than under the Schemes, such as in open market or privately negotiated purchases.

Privacy

EUR and the Registry may collect personal information in the process of implementing the Schemes. The personal information may include the names, addresses, contact details and security holdings of EUR Securityholders and the names of persons appointed by EUR Securityholders as proxies, attorneys or corporate representatives at the Share Scheme Meeting and Option Scheme Meeting.

The collection of some of this personal information is required or authorised by the Corporations Act.

The primary purpose of collecting this personal information is to assist the conduct of the Share Scheme Meeting and the Option Scheme Meeting and to enable implementation of the Schemes. The personal information may be disclosed to print and mail service providers, authorised securities brokers and any other service provider to the extent necessary to implement the Schemes.

If the information outlined above is not collected, EUR may be hindered in, or prevented from, conducting the Share Scheme Meeting and Option Scheme Meeting and implementing the Schemes.

EUR Securityholders who are individuals and the other individuals in respect of whom personal information is collected as outlined above have certain rights to access the personal information collected in relation to them. Such individuals should contact the Registry on 1300 850 505 (within Australia) or +61 3 9415 4000 (outside Australia) if they wish to exercise these rights.

EUR Securityholders who appoint a named person to act as their proxy, attorney or corporate representative should ensure that they inform that person of the matters outlined above.

The Privacy Policies of EUR and the Registry are available at www.europeanlithium.com and www.computershare.com, respectively and contain information about how an individual may access personal information about the individual that is held by EUR and the Registry, respectively, seek the correction of such information or make a privacy related complaint and how such a complaint will be dealt with.

Notice of Meetings

The Notice of Meeting for the Share Scheme Meeting is set out in Annexure G.

The Notice of Meeting for the Option Scheme Meeting is set out in Annexure H.

The Notice of Meeting for the General Meeting is set out in Annexure I.

Notice of Second Court Hearing

At the Second Court Hearing for the Schemes, the Court will consider whether to approve the Schemes following the vote at the Scheme Meetings. Any EUR Securityholder may appear at the Second Court Hearing, currently expected to be held at 10:00am (AWST) on Monday, 26 October 2026 at the Supreme Court of Western Australia, Level 11, David Malcolm Justice Centre, 28 Barrack Street, Perth, WA, 6000.

EUR and CRML intend to rely on the Court’s approval of the Schemes following the Second Court Hearing as the basis for the exemption pursuant to Section 3(a)(10) of the US Securities Act for the issue of New CRML Shares under the Schemes.

Any EUR Securityholder who wishes to oppose approval of the relevant Scheme at the Second Court Hearing may do so by filing with the Court and serving on EUR a notice of appearance in the prescribed form together with any affidavit that the EUR Securityholder proposes to rely on.

EUR and CRML websites

The contents of EUR and CRML’s respective websites does not form part of this Scheme Booklet and EUR Securityholders should not rely on their content.

Any reference in this Scheme Booklet to a website is a textual reference for information only and no information in any website forms part of this Scheme Booklet.

Charts and diagrams

Any diagrams, charts, graphs or tables in this Scheme Booklet are illustrative only and may not be drawn to scale. Unless stated otherwise, all data included in diagrams, charts, graphs and tables is based on information available as at the Last Practicable Date.

Effects of rounding

A number of figures, amounts, percentages, estimates, calculations of value and fractions in this Scheme Booklet are subject to the effect of rounding. Accordingly, the actual calculation of these figures may differ from the figures set out in this Scheme Booklet and any discrepancies between totals in tables or financial information, or in calculations, graphs or charts are due to rounding. All financial and operational information set out in this Scheme Booklet is current as at the date of this Scheme Booklet, unless otherwise stated.

Implied value

Any reference to the implied value of the Share Scheme Consideration or the Option Scheme Consideration should not be taken as an indication that EUR Securityholders will receive cash. The implied value of the New CRML Shares is not fixed and will vary with the market price of CRML Shares and the AUD/USD exchange rate, and there can be no guarantee of that price. This also applies to Ineligible Holders, Small Holders and Electing Holders, who will receive the Net Cash Proceeds of the sale of the New CRML Shares to which they would otherwise be entitled in accordance with the process described in Section 3.4(g).

Any cash remittance to Ineligible Holders, Small Holders and Electing Holders under this arrangement will depend on the market price of the New CRML Shares at the time of sales by the Sale Agent, the AUD/USD exchange rate and any applicable brokerage, stamp duty and other taxes and charges, and selling costs deducted from the proceeds of sale.

Compliance statements

The information in this Scheme Booklet that relates to Mineral Resources for the Tanbreez Rare Earth Project is extracted from EUR’s ASX announcement and public report titled “Maiden Mineral Resource Estimate 45MT Tanbreez Rare Earth Project” dated 13 March 2025, and the addendum titled “Mineral Resource Estimate Additional to 45MT Tanbreez” released on 29 May 2025, accessible on EUR’s ASX announcements platform at www.asx.com.au.

The information in this Scheme Booklet that relates to Exploration Results at the Tanbreez Rare Earth Project is extracted from EUR’s ASX announcements titled “CRML Announces Outstanding New High-Grade Results for 2025 Drilling” and “CRML Announces Final 2024 Drilling Results” dated 15 January 2026 and 16 December 2025, respectively.

The information in this Scheme Booklet that relates to Exploration Results or Mineral Resources or Ore Reserves at the Wolfsberg Lithium Project is extracted from EUR’s ASX announcement titled “Wolfsberg Lithium Project Definitive Feasibility Study Results” dated 8 March 2023, accessible on EUR’s ASX announcements platform at www.asx.com.au.

EUR confirms that it is not aware of any new information or data that materially affects the information included in the relevant market announcements. In the case of estimates of Mineral Resources or Ore Reserves, EUR confirms that all material assumptions and technical parameters underpinning the estimates in the relevant market announcements continue to apply and have not materially changed. In addition, EUR confirms that the form and context in which the competent persons’ findings are presented have not been materially modified.

Readers outside Australia should note that the Mineral Resource for the Tanbreez Rare Earth Project and Wolfsberg Lithium Project have been prepared in accordance with the JORC Code on the basis of assumptions which differ from the requirements of Subpart 1300. CRML has prepared its own mineral resource estimate for the Tanbreez Rare Earth Project in accordance with Subpart 1300 which is included in Section 6.5.7 of this Scheme Booklet.

Cautionary statement regarding Foreign Estimates

CRML’s disclosures of Foreign Estimates are not reported in accordance with the JORC Code. The technical information included in Section 6.5.7 of this Scheme Booklet has been prepared in accordance with Subpart 1300.

A Competent Person has not done sufficient work to classify the Foreign Estimates as Mineral Resources or Ore Reserves in accordance with the JORC Code. It is uncertain following evaluation and/or further exploration work that the Foreign Estimates would be able to be reported as Mineral Resources or Ore Reserves in accordance with the JORC Code.

If the Schemes are implemented, EUR will apply to be delisted from the Official List of the ASX. As such, CRML has no intention to present the Foreign Estimates in accordance with the JORC Code, or otherwise to verify them for this purpose.

See the disclosures required by ASX Listing Rule 5.12 in Section 6.5.10.

A comparison of the differences in resource categorisation under the JORC Code and Subpart 1300 is set out in Section 6.25.

Common Directors

In considering whether to vote in favour of the Schemes, EUR Securityholders should have regard to the fact that Antony Sage, Malcolm Day and Mykhailo Zhernov are directors of both CRML and EUR (together, the Common Directors).

As a result of their common directorship between EUR and CRML, the Common Directors did not take part in any negotiations and deliberations concerning the Schemes (including, the decision by the Independent Board Committee (defined below) to recommend that EUR enter into the Scheme Implementation Deed).

For the same reason, the Independent Board Committee did not consider it appropriate in the circumstances that the Common Directors make a recommendation in respect of the Schemes.

Independent Board Committee

The EUR Board, in consultation with its legal advisers and financial advisers, established an Independent Board Committee to manage the bidding and negotiation process and potential conflicts of interests in relation to the Schemes.

The Independent Board Committee is a sub-committee of the EUR Board to which the EUR Board delegated responsibility for managing the Schemes. Under the charter approved by the EUR Board before the Independent Board Committee was formed, the Independent Board Committee appointed Steinepreis Paganin as its legal adviser and Poynton Stavrianou as its corporate adviser to assist it in relation to the Schemes. Each of those advisers was engaged by EUR for the benefit of the Independent Board Committee and was not separately engaged by the Independent Board Committee. In relation to the Schemes, each adviser advised and reported to the Independent Board Committee in accordance with the charter of the Independent Board Committee, and neither acted for CRML or for any Common Director in relation to the Schemes. The Independent Board Committee considers each of those advisers to be independent of CRML on the basis that neither holds any interest in CRML Securities, neither has advised CRML in relation to the Schemes, and neither has any relationship with CRML or with any Common Director other than in connection with the Schemes. Both advisers are identified in the Corporate Directory and their consents are recorded in Section 10.6.

The Independent Board Committee is chaired by Michael Carter, who is a Non-Executive Director of EUR (the Independent EUR Director).

As at the Last Practicable Date, the Independent EUR Director:

●	holds or has an interest in 12,028,317 EUR Shares, 7,000,000 EUR Options and 30,000,000 EUR Performance Rights; and

●	does not hold or have an interest in any CRML Securities or otherwise have any relationship with CRML (other than as a result of being an EUR Director) and therefore considers himself to be independent of CRML.

Mr Carter will resign from the EUR Board on implementation of the Schemes. Mr Carter will not join the board of the Combined Group following implementation of the Schemes.

The Independent Board Committee has made a recommendation in respect of the Schemes.

The Independent Board Committee recommends that EUR Securityholders vote in favour of the Scheme relevant to them, in the absence of a Superior Proposal, subject to the Independent Expert continuing to conclude that the relevant Scheme is in the best interests of the relevant EUR Securityholders.2

In making its recommendation, the Independent Board Committee has had significant regard to the conclusion of the Independent Expert that the Share Scheme is not fair but reasonable and therefore in the best interests of EUR Shareholders, and that the Option Scheme is fair and reasonable and is in the best interests of EUR Optionholders, in each case in the absence of a Superior Proposal.

Accordingly, the Independent Board Committee has determined that the Independent Board Committee can and should make a recommendation on the Schemes notwithstanding the nature of the benefits which will be received by Mr Carter if the Schemes are implemented.

[2]	In respect of the recommendations of the Independent Board Committee, EUR Securityholders should have regard to the fact that, if the Schemes are implemented, the Independent EUR Director will receive certain personal benefits as further detailed in the Section titled “Important Notices” on page v of this Scheme Booklet.

Interests of Common Directors

As at the Last Practicable Date, Antony Sage, Malcolm Day and Mykhailo Zhernov, each being a Common Director, hold or have an interest in EUR Securities and CRML Securities as set out below:

EUR DIRECTOR[1]	EUR SHARES	EUR OPTIONS	EUR PERFORMANCE RIGHTS	CRML SHARES	CRML RSUS	CRML PSUS
Antony Sage	63,526,808	22,658,235	120,000,000	2,847,310	3,500,000	4,500,000
Malcolm Day	45,016,205	14,999,999	90,000,000	409,179	1,050,000	1,350,000
Mykhailo Zhernov	56,409,255	Nil	30,000,000	309,179	150,000	Nil

Notes:

1.	Refer to Section 10.1(a) for further information regarding the relevant interests of EUR Directors in EUR Securities.

2.	Refer to Section 10.1(b) for further information regarding the interests of the Common Directors in CRML Securities.

3.	Refer to Section 5.7 for further information regarding the capital structure of EUR.

4.	Refer to Section 6.13 for further information regarding the capital structure of CRML.

Benefits to be received by EUR Directors

The benefits that will be received by the EUR Directors if the Schemes are implemented are summarised as follows:

EUR DIRECTOR	NEW CRML SHARES[1]	NEW CRML WARRANTS	IMPLIED VALUE OF NEW CRML SHARES (USD)[6]	IMPLIED VALUE OF NEW CRML WARRANTS (USD)
Minimum Share Scheme Transaction Ratio (0.025)
Antony Sage[2]	3,054,632	2,000,000	$19,488,555	$7,225,950
Malcolm Day[3]	2,184,208	1,500,000	$13,935,249	$5,419,463
Michael Carter[4]	694,816	500,000	$4,432,926	$1,806,488
Mykhailo Zhernov[5]	1,660,231	500,000	$10,592,276	$1,806,488
Maximum Share Scheme Transaction Ratio (0.045)
Antony Sage[2]	5,478,340	3,600,000	$34,951,807	$18,240,301
Malcolm Day[3]	3,918,335	2,700,000	$24,998,980	$13,680,226
Michael Carter[4]	1,244,491	900,000	$7,939,849	$4,560,075
Mykhailo Zhernov[5]	2,988,416	900,000	$19,066,097	$4,560,075

Notes:

1.	Comprising New CRML Shares to be issued to the EUR Directors under the Schemes. Under the terms of the Option Scheme, all EUR Options will be exercised on a cashless basis and Option Scheme Participants will receive that number of New CRML Shares for each EUR Option held on the Record Date calculated in accordance with the Cashless Exercise Formula (refer to Section 3.4(c) of this Scheme Booklet). The following assumptions were used in calculating the number of CRML Securities that will be received by the Independent EUR Director and the Common Directors:

(a)	the implied value of the New CRML Shares was determined by reference to the 20-day VWAP of CRML Shares prior to the Last Practicable Date (US$6.38);

v

(b)	for the purpose of determining the number of New CRML Shares to be issued as Option Scheme Consideration, the exercise price of the EUR Options, being the value ‘B’ in the equation in the definition of Option Scheme Consideration, was converted into USD at a 0.7061/1 AUD/USD exchange rate, being the exchange rate published by the Reserve Bank of Australia as the 4:00pm (Sydney time) reference rate on the Last Practicable Date; and

(c)	the value ‘C’ is the Scheme VWAP, which is not yet known. A Scheme VWAP equal to the Ceiling Price (US$16.00) has been assumed at the Minimum Share Scheme Transaction Ratio and the Floor Price (US$8.00) at the Maximum Share Scheme Transaction Ratio.

2.	If the Schemes are implemented, Mr Sage will receive:

(a)	1,588,170 New CRML Shares based on the Minimum Share Scheme Transaction Ratio and 2,858,706 based on the Maximum Share Scheme Transaction Ratio under the Share Scheme;

(b)	466,462 New CRML Shares based on the Minimum Share Scheme Transaction Ratio and 819,633 based on the Maximum Share Scheme Transaction Ratio under the Option Scheme;

(c)	1,000,000 New CRML Shares based on the Minimum Share Scheme Transaction Ratio and 1,800,000 based on the Maximum Share Scheme Transaction Ratio upon cancellation of Class 1 and 2 Performance Rights; and

(d)	New CRML Warrants representing the right to receive 2,000,000 CRML Shares based on the Minimum Share Scheme Transaction Ratio and 3,600,000 based on the Maximum Share Scheme Transaction Ratio upon cancellation of Class 3, 4, 5 and 6 Performance Rights.

3.	If the Schemes are implemented, Mr Day will receive:

(a)	1,125,405 New CRML Shares based on the Minimum Share Scheme Transaction Ratio and 2,025,729 based on the Maximum Share Scheme Transaction Ratio under the Share Scheme;

(b)	308,803 New CRML Shares based on the Minimum Share Scheme Transaction Ratio and 542,606 based on the Maximum Share Scheme Transaction Ratio under the Option Scheme;

(c)	750,000 New CRML Shares based on the Minimum Share Scheme Transaction Ratio and 1,350,000 based on the Maximum Share Scheme Transaction Ratio upon cancellation of Class 1 and 2 Performance Rights; and

(d)	New CRML Warrants representing the right to receive 1,500,000 CRML Shares based on the Minimum Share Scheme Transaction Ratio and 2,700,000 based on the Maximum Share Scheme Transaction Ratio upon cancellation of Class 3, 4, 5 and 6 Performance Rights.

4.	If the Schemes are implemented, Mr Carter will receive:

(a)	300,708 New CRML Shares based on the Minimum Share Scheme Transaction Ratio and 541,274 based on the Maximum Share Scheme Transaction Ratio under the Share Scheme;

(b)	144,108 New CRML Shares based on the Minimum Share Scheme Transaction Ratio and 253,216 based on the Maximum Share Scheme Transaction Ratio under the Option Scheme;

(c)	250,000 New CRML Shares based on the Minimum Share Scheme Transaction Ratio and 450,000 based on the Maximum Share Scheme Transaction Ratio upon cancellation of Class 1 and 2 Performance Rights; and

(d)	New CRML Warrants representing the right to receive 500,000 CRML Shares based on the Minimum Share Scheme Transaction Ratio and 900,000 based on the Maximum Share Scheme Transaction Ratio upon cancellation of Class 3, 4, 5 and 6 Performance Rights.

5.	If the Schemes are implemented, Mr Zhernov will receive:

(a)	1,410,231 New CRML Shares based on the Minimum Share Scheme Transaction Ratio and 2,538,416 based on the Maximum Share Scheme Transaction Ratio under the Share Scheme;

(b)	250,000 New CRML Shares based on the Minimum Share Scheme Transaction Ratio and 450,000 based on the Maximum Share Scheme Transaction Ratio upon cancellation of Class 1 and 2 Performance Rights; and

(c)	New CRML Warrants representing the right to receive 500,000 New CRML Shares based on the Minimum Share Scheme Transaction Ratio and 900,000 based on the Maximum Share Scheme Transaction Ratio upon cancellation of Class 3, 4, 5 and 6 Performance Rights.

6.	The value of the New CRML Shares to be received by the EUR Directors is measured with reference to CRML’s 20-day VWAP on NASDAQ prior to the Last Practicable Date (US$6.38).

The New CRML Warrants have been independently valued by 22 Corporate Advisory as at the Last Practicable Date using the New CRML Warrant Valuation Methodology (Minimum Ratio) and the New CRML Warrant Valuation Methodology (Maximum Ratio), respectively.

The interests of EUR Directors in EUR Securities and CRML Securities are set out in further detail in Section 10.1 and 10.2.

Supplementary information

EUR has established an EUR Information Line which you should call if you have any questions or require further information in relation to the Schemes. The telephone number is 1300 630 625 (within Australia) and +61 2 9000 7014 (outside Australia). The EUR Information Line is open between Monday and Friday (excluding national public holidays in Australia) from 8:00am to 5:00pm (AEST). EUR Securityholders should consult their legal, financial or other professional adviser before making any decision in respect of the Schemes.

In certain circumstances, EUR may provide additional disclosure to EUR Securityholders in relation to the Schemes after the date of this Scheme Booklet. To the extent applicable, EUR Securityholders should have regard to any such supplemental information in determining how to vote in relation to the Schemes.

Interpretation

Capitalised terms and certain other terms used in this Scheme Booklet are defined in the Glossary of defined terms in Section 11.

The Independent Expert’s Report and other documents reproduced in this Scheme Booklet have their own defined terms and those terms are sometimes different to the defined terms in the Glossary.

Currency

All references in this Scheme Booklet to “$” or “AUD” or “dollar” are references to Australian currency unless otherwise indicated. All references in this Scheme Booklet to US$ or USD are to United States Dollars.

Reference to time

All references in this Scheme Booklet to time are to AWST, unless otherwise specified.

Date of this document

This Scheme Booklet is dated 15 September 2026.

T A B L E    O F    C O N T E N T S

IMPORTANT NOTICES			i

EUR IBC CHAIR LETTER			x

CRML LETTER			xv

IMPORTANT DATES			xvi

1.	MATTERS RELEVANT TO YOUR VOTE		1

	1.1	Recommendation of Independent Board Committee	1
	1.2	Summary of possible reasons to vote in favour of the Schemes	1
	1.3	Summary of possible reasons to vote against the Schemes	2
	1.4	Reasons to vote in favour of the Schemes	2
	1.5	Reasons why you may choose to vote against the Schemes	7
	1.6	Other relevant considerations	9

2.	FREQUENTLY ASKED QUESTIONS		12

3.	OVERVIEW OF THE SCHEMES		31

	3.1	Background	31
	3.2	Key steps to implement the Share Scheme	31
	3.3	Key steps to implement the Option Scheme	33
	3.4	Scheme Consideration	36
	3.5	Conditions Precedent	46
	3.6	Treatment of convertible securities (other than EUR Options)	49
	3.7	Maintenance of EUR Register	51
	3.8	Deemed warranty on transfer of EUR Securities to CRML	51
	3.9	Deed Polls	52
	3.10	Existing and binding instructions to CRML Registry	52
	3.11	Taxation implications	52
	3.12	Suspension of trading	52

4.	YOUR CHOICES AND HOW TO VOTE		53

	4.1	Your choices as an EUR Shareholder	53
	4.2	Your choices as an EUR Optionholder	54
	4.3	Details of Scheme Meetings	55
	4.4	Eligibility to vote	55
	4.5	Option Scheme voting entitlement	55
	4.6	Voting by joint holders	55
	4.7	How to vote	56

5.	EUR INFORMATION		57

	5.1	Introduction	57
	5.2	Overview of EUR’s operations	57
	5.3	Directors of EUR	75
	5.4	Financial information	76
	5.5	Material changes to the financial position of EUR since 31 December 2025	80
	5.6	Forecast Financial Information	80
	5.7	EUR Securities	80
	5.8	Substantial EUR Shareholders	81
	5.9	Interests of EUR Directors in EUR Securities	81

6.	CRML INFORMATION		82

	6.1	Background	82
	6.2	History	83
	6.3	Strategy	83
	6.4	Overview of Critical Metals’ business and assets	83
	6.5	Tanbreez Rare Earth Project, Greenland	83
	6.6	Wolfsberg Lithium Project, Austria	95
	6.7	Corporate structure	104
	6.8	Policy on dividends	105
	6.9	Board and senior management	105
	6.10	CRML Directors’ interests in CRML Securities and substantial holders	108

	6.11	Corporate Governance Policies	109
	6.12	Financing arrangements	112
	6.13	Capital structure	113
	6.14	Summary of rights attaching to CRML Shares	113
	6.15	Summary of rights relating to Public Warrants	117
	6.16	Summary of rights relating to Private Warrants	117
	6.17	Summary of rights relating to New CRML Warrants	118
	6.18	Summary of rights relating to Restricted Stock Units	120
	6.19	Summary of rights relating to Performance Vested Stock	120
	6.20	Recent CRML Share price history	120
	6.21	CRML’s equity incentives	120
	6.22	CRML interests in EUR Securities	122
	6.23	CRML Directors’ interests in EUR Securities	122
	6.24	Comparison of relevant Australian, U.S. and BVI corporate laws and reporting obligations	122
	6.25	Information in relation to CRML’s resources reporting	139
	6.26	Qualified Person Compliance Statements	144
	6.27	Financial information	144

7.	COMBINED GROUP INFORMATION		149

	7.1	Overview	149
	7.2	Overview of Combined Group	149
	7.3	CRML’s intentions following implementation of the Schemes	149
	7.4	Strategy	149
	7.5	Board and management	150
	7.6	Current EUR employees	150
	7.7	Capital structure	150
	7.8	Trading of New CRML Shares on NASDAQ	152
	7.9	CRML incentive plans and stock purchase plans	152
	7.10	Dividend policy	152
	7.11	Corporate headquarters	152
	7.12	Corporate governance structure	152
	7.13	Combined Group’s register of shareholders	153
	7.14	Unaudited Pro Forma Condensed Combined Financial Information	153
	7.15	Financial forecasts	165

8.	RISK FACTORS		166

	8.1	Background	166
	8.2	Risks associated with the implementation of the Schemes	166
	8.3	Specific risks relating to the Combined Group	171
	8.4	General risks relating to the Combined Group	173
	8.5	Risks relating to the New CRML Shares	179
	8.6	Risks to EUR Securityholders if the Schemes do not proceed	181

9.	TAX CONSIDERATIONS		183

	9.1	Australian taxation outline	183
	9.2	Australian income tax considerations of the Share Scheme for Australian tax resident EUR Shareholders	184
	9.3	Australian income tax considerations of the Share Scheme for non-resident EUR Shareholders	188
	9.4	Australian income tax considerations of the Option Scheme for Australian resident EUR Optionholders	190
	9.5	Australian income tax considerations of the Option Scheme for non-resident EUR Optionholders	192
	9.6	Foreign resident capital gains withholding tax	192
	9.7	Goods and services tax (GST)	192
	9.8	Stamp duty	193
	9.9	Residency of CRML	193
	9.10	New Zealand Taxation	193
	9.11	United States Taxation	196
	9.12	United Kingdom Taxation	201

10.	ADDITIONAL INFORMATION		204

	10.1	Interests of EUR Directors	204
	10.2	Interests of EUR and CRML	207
	10.3	Benefits and agreements	207
	10.4	Independent Expert	211
	10.5	Effect of the Merger on EUR’s material contracts	211
	10.6	Consents	211
	10.7	Disclaimers	212
	10.8	Fees	212
	10.9	Foreign disclaimers	212
	10.10	Compliance statements	214
	10.11	ASIC relief	215
	10.12	ASX waivers	215
	10.13	Deed Polls	216
	10.14	Creditors of EUR	216
	10.15	Disputes and litigation	216
	10.16	Intentions of directors	216
	10.17	Right to inspect EUR Register	217
	10.18	No administrator	217
	10.19	No relevant restrictions in the constitution of EUR	217
	10.20	No unacceptable circumstances	217
	10.21	Other information material to the making of a decision in relation to the Schemes	217
	10.22	Supplementary information	217
	10.23	Directors’ statement	217

11.	GLOSSARY		218

ANNEXURE A – INDEPENDENT EXPERT’S REPORT			A-1

ANNEXURE B – SUMMARY OF SCHEME IMPLEMENTATION DEED			B-1

ANNEXURE C – SHARE SCHEME OF ARRANGEMENT			C-1

ANNEXURE D – OPTION SCHEME OF ARRANGEMENT			D-1

ANNEXURE E – SHARE SCHEME DEED POLL			E-1

ANNEXURE F – OPTION SCHEME DEED POLL			F-1

ANNEXURE G – NOTICE OF SHARE SCHEME MEETING			G-1

ANNEXURE H – NOTICE OF OPTION SCHEME MEETING			H-1

ANNEXURE I – NOTICE OF GENERAL MEETING			I-1

ANNEXURE J – DECLARATION FORM			J-1

CORPORATE DIRECTORY			1

E U R     I B C      C H A I R     L E T T E R

Dear EUR Securityholder

Introduction

On behalf of the Independent Board Committee of EUR, I am pleased to provide you with this Scheme Booklet, which contains important information regarding the proposed acquisition of all of the EUR Shares and EUR Options by CRML by way of Court-approved schemes of arrangement, announced on 19 May 2026.

The proposed transaction comprises two separate but inter-conditional schemes of arrangement:

●	the Share Scheme, being a members’ scheme of arrangement under which CRML will acquire all of the fully paid ordinary shares in EUR; and

●	the Option Scheme, being a creditors’ scheme of arrangement under which all EUR Options will be exercised on a cashless basis and exchanged for New CRML Shares.

If all of the conditions and approvals for the Schemes are satisfied or waived (as applicable), the Share Scheme will bind all EUR Shareholders and the Option Scheme will bind all EUR Optionholders, including those who do not vote on the Scheme relevant to them and those who vote against it, and EUR will become a subsidiary of CRML. If all of the conditions and approvals are not satisfied or waived (as applicable) EUR Shareholders and EUR Optionholders will retain their EUR Shares and EUR Options (as applicable) and will not receive the relevant Scheme Consideration. Refer to Section 3 for further details.

This Scheme Booklet has been prepared to assist you in making an informed decision on how to vote at the upcoming Scheme Meetings and includes, among other things, key considerations relevant to your vote (see Section 1), an overview of the Schemes (see Section 3), the principal risks relating to the Schemes and the Combined Group (see Section 8), and the Independent Expert’s Report (see Annexure A).

Background to the Transaction

On 19 May 2026, EUR announced that it had entered into a binding Scheme Implementation Deed with CRML, under which CRML has agreed to acquire 100% of the EUR Shares by way of the Share Scheme, and all of the EUR Options by way of the Option Scheme, subject to the satisfaction or waiver (where permitted) of the relevant Conditions Precedent.

In considering the merits of the Merger, the Independent Board Committee on behalf of the EUR Board evaluated EUR’s standalone strategic alternatives, including continued minority ownership of the Tanbreez Rare Earth Project on a standalone basis, alongside the execution, funding and market risks inherent in progressing EUR as an independent entity and the likelihood of a Superior Proposal emerging in the future.

Following this review, and a period of robust negotiations between CRML and the Independent Board Committee, supported throughout by the Independent Board Committee’s corporate and legal advisers, during which the Scheme Consideration was increased significantly as compared to CRML’s initial proposed transaction terms, the Independent Board Committee concluded that the Merger represented an attractive opportunity to deliver meaningful value for EUR Securityholders while enabling continued exposure to upside through ownership in a significantly larger, better capitalised and more diversified critical minerals group.

The Independent Board Committee was constituted to consider and exercise independent judgement in respect of negotiation and implementation of the Schemes and to make a recommendation to EUR Securityholders in respect of the Schemes having regard to the common directors between EUR and CRML, being Antony Sage, Malcolm Day and Mykhailo Zhernov, who are referred to in this Scheme Booklet as the Common Directors.

x

The following is the statement of the sole member of the Independent Board Committee:

I am the sole Independent EUR Director, and I comprise the Independent Board Committee.

The EUR Board considered the appropriate composition of the Independent Board Committee in light of the circumstances of the proposed transaction. Given the pace at which negotiations had progressed following CRML’s initial approach, and the targeted transaction timetable, the EUR Board considered that appointing additional members to the Independent Board Committee would not have been practicable, as any new members would have had insufficient time to develop a sufficient understanding of the respective businesses of EUR and CRML and the terms of the proposed transaction to contribute meaningfully to the Independent Board Committee’s deliberations. The EUR Board therefore resolved that the Independent Board Committee would comprise the sole Independent EUR Director. In reaching that view, the EUR Board took into account my over 15 years of experience in corporate finance and the fact that the Independent Board Committee would be supported throughout the transaction by Steinepreis Paganin as its legal adviser and Poynton Stavrianou as its corporate adviser, each of which is identified in the Corporate Directory and the basis of whose independence of CRML is described in the ‘Important Notices’.

Having accepted that role, I have discharged the Independent Board Committee’s functions with the benefit of that independent advice and, in doing so, have exercised my own independent judgement in relation to the Schemes.

Refer to the ‘Important Notices’ and Sections 10.1 and 10.2 for further details.

Consideration

Share Scheme Consideration

Under the terms of the Share Scheme, Share Scheme Participants will be entitled to receive between

0.025 and 0.045 New CRML Shares for each EUR Share held as at the Record Date.

The Share Scheme Transaction Ratio (and, by extension, the Option Scheme Consideration) is determined by the Scheme VWAP, being the average daily VWAP of CRML Shares on NASDAQ over the 20 consecutive NASDAQ Trading Days ending on the second NASDAQ Trading Day before the Share Scheme Meeting. Where the Scheme VWAP is at or below the Floor Price (US$8.00), the ratio is the Maximum Share Scheme Transaction Ratio (0.045). Where it is at or above the Ceiling Price (US$16.00), the ratio is the Minimum Share Scheme Transaction Ratio (0.025). Between the Floor Price and the Ceiling Price, the ratio equals the Minimum Share Scheme Transaction Ratio plus the product of the Ceiling Price less the Scheme VWAP, multiplied by 0.01, divided by 4.

When used in this Scheme Booklet, unless noted otherwise, the value of Share Scheme Consideration is calculated as A$0.41 per EUR Share for illustrative purposes based on the 20-day VWAP of CRML Shares up to the last close of trade on NASDAQ prior to the Last Practicable Date (US$6.38) and the AUD/USD exchange rate of 0. 71/1 of the same date.

The Share Scheme Consideration represents a premium of approximately:

●	67.3% to EUR’s last uninterrupted closing share price of A$0.245 per EUR Share prior to announcement of the Schemes on 22 April 2026;

●	71.6% to EUR’s 20-day VWAP of A$0.239 per EUR Share up to and including 22 April 2026;

●	34.4% to EUR’s closing share price of A$0.305 per EUR Share on the Last Practicable Date; and

●	45.4 % to EUR’s 20-day VWAP of A$0.282 per EUR Share up to the Last Practicable Date.

The Share Scheme Transaction Ratio is not fixed. It will be determined based on CRML’s Scheme VWAP measured over the 20 NASDAQ Trading Days ending two NASDAQ Trading Days before the Share Scheme Meeting, and will range between 0.025 and 0.045 New CRML Shares per EUR Share depending on that measurement. Once determined, the Share Scheme Transaction Ratio will not change.

Because the consideration payable under the Schemes comprises CRML Shares rather than cash, the implied value of the consideration per EUR Share will continue to move with the CRML Share price, both before the Share Scheme Transaction Ratio is determined and after the Schemes are implemented.

Further information regarding the Share Scheme, including eligibility and key conditions, is set out in Sections 3.2, 3.4 and 3.5 of this Scheme Booklet.

Option Scheme Consideration

Under the terms of the Option Scheme, all EUR Options will be exercised on a cashless basis and Option Scheme Participants will receive that number of New CRML Shares for each EUR Option held on the Record Date calculated in accordance with the Cashless Exercise Formula (refer to Section 3.4(c) of this Scheme Booklet). The number of New CRML Shares reflects the in-the-money value of the Optionholder’s EUR Options, by reference to the ratio of New CRML Shares per EUR Share applicable under the Share Scheme (which moves on a straight line between 0.025 and 0.045 depending on CRML’s Scheme VWAP) and CRML’s Scheme VWAP, in each case measured over the 20 NASDAQ Trading Days ending on the second NASDAQ Trading Day before the Share Scheme Meeting.

Further information regarding the Option Scheme, including eligibility and key conditions, is set out in Sections 3.3 and 3.5 of this Scheme Booklet.

Strategic rationale

The Independent Board Committee considers that the proposed transaction delivers clear strategic benefits for EUR Securityholders. The Scheme Consideration will offer EUR Securityholders ongoing exposure to a larger, better capitalised and more diversified entity, while consolidating ownership of the Tanbreez Rare Earth Project under a single, integrated owner, being the Combined Group. The Schemes also provide EUR Securityholders who are Electing Holders the ability to elect to receive the Net Cash Proceeds in lieu of the Scheme Consideration that would otherwise be issued to those Electing Holders under the Opt-In Facility, which provides eligible EUR Securityholders with optionality over the form of Scheme Consideration they receive.

In reaching its recommendation in respect of the Schemes, the Independent Board Committee had regard to a range of factors including:

●	the Independent Expert has concluded that the Share Scheme is not fair but reasonable and therefore in the best interests of EUR Shareholders, and that the Option Scheme is fair and reasonable and is in the best interests of EUR Optionholders, in each case in the absence of a Superior Proposal;

●	as at the Last Practicable Date, the Share Scheme Consideration represents an attractive premium of approximately 67.3% to EUR’s last uninterrupted closing share price of A$0.245 per EUR Share prior to announcement of the Schemes on 22 April 2026 and 34.4% to EUR’s closing share price of A$0.305 per EUR Share on the Last Practicable Date;

●	the Scheme Consideration will provide EUR Securityholders with exposure to a larger and more liquid equity market than the ASX, together with access to a broader institutional and international investor base;

●	the Combined Group is expected to bring increased scale, diversification and funding capacity as EUR Securityholders gain direct interest in a larger and more diversified business with a broader shareholder base and international profile;

●	the Schemes, if implemented, will allow EUR Securityholders to hold CRML Shares directly through the Combined Group instead of indirect exposure to CRML through EUR’s investment in CRML;

●	implementation of the Schemes will provide the Combined Group with sole ownership of the Tanbreez Rare Earth Project, which may facilitate a more efficient and coordinated pathway towards development. It may also enhance the attractiveness of the project to potential financiers and strategic partners; and

●	the Option Scheme provides EUR Optionholders with the ability to realise value for their EUR Options on a cashless basis. Under the Option Scheme, in-the-money options will be automatically exercised and converted into CRML Shares based on their intrinsic value, without requiring payment of the applicable exercise price. This mechanism enables EUR Optionholders to crystallise the economic value of their options immediately while avoiding the need to fund the exercise price. As a result, EUR Optionholders are able to participate in the Option Scheme without additional cash outlay.

The Independent Board Committee considers that these benefits would be difficult to replicate on a standalone basis within an acceptable timeframe or risk profile. The Independent Board Committee acknowledges that there are disadvantages of, and risks associated with, the implementation of the Schemes, the Combined Group and the holding of New CRML Shares, in addition to risks associated with EUR if the Schemes are not implemented. The principal disadvantages and risks are:

●	the Independent Expert has concluded that the Share Scheme is not fair, notwithstanding its conclusion that the Share Scheme is reasonable and therefore in the best interests of EUR Shareholders in the absence of a Superior Proposal. The Independent Expert has assessed the value of the Share Scheme Consideration at a preferred value of A$0.4031 per EUR Share, against its preferred assessed value of an EUR Share on a control basis of A$0.4431, a shortfall of approximately 9%. You may consider that you should not vote in favour of a transaction which the Independent Expert has assessed as not fair;

●	the Share Scheme Transaction Ratio is not fixed. It will not be determined until the end of the Scheme VWAP Period and will not be announced to ASX until after the latest time for lodgement of completed proxy forms for the Scheme Meetings. Refer to ‘Important Dates’, Section 3.4 and Section 4;

●	the Scheme Consideration comprises New CRML Shares rather than cash, so the value you ultimately realise is not fixed. It will continue to move with the CRML Share price and the AUD/USD exchange rate both before and after the Schemes are implemented;

●	New CRML Shares will not be able to be traded on ASX. Following implementation of the Schemes, EUR will apply to have its securities removed from the Official List of the ASX, and you will need to make your own arrangements with a stockbroker able to trade on NASDAQ and to accept transfers of shares represented by DRS Statements. Not all Australian stockbrokers are able to do so;

●	if you are an Ineligible Holder or a Small Holder you will not receive New CRML Shares. You will instead receive your pro rata share of the Net Cash Proceeds under the Sale Facility, at a sale price, an exchange rate and a time over which you have no control. Refer to Sections 3.4(d), 3.4(e) and 3.4(g);

●	the risk profile of the Combined Group will differ from that of EUR, including as to the development of the Tanbreez Rare Earth Project, the risk that the anticipated benefits of the Merger are not realised, and the different regulatory regime and reduced securityholder protections applying to a company incorporated in the British Virgin Islands and listed on NASDAQ rather than a company subject to the Corporations Act and the ASX Listing Rules;

●	the tax consequences of the Schemes may not suit your individual circumstances, and you may incur a tax liability on the transfer of your EUR Securities. Refer to Section 9; and

●	if the Schemes are implemented, you will not receive the benefit of any Superior Proposal that may emerge afterwards.

Please refer to Section 8 for a detailed description of these risks and Section 1.5 for the reasons you may consider voting against the Schemes.

Independent Expert’s conclusion

The EUR Board has engaged Horizon Nexus Partners Securities Pty Ltd (Horizon Nexus Partners) to act as the Independent Expert in connection with the Schemes.

The Independent Expert has concluded that the Share Scheme is not fair but reasonable and therefore in the best interests of EUR Shareholders, and that the Option Scheme is fair and reasonable and is in the best interests of EUR Optionholders, in each case in the absence of a Superior Proposal.

EUR Shareholders should note two features of the Independent Expert’s assessment of the Share Scheme. The assessed range of the Share Scheme Consideration straddles the assessed value of an EUR Share, so at the upper end of the Independent Expert’s range the Share Scheme Consideration exceeds the assessed value of an EUR Share. At the preferred values, the shortfall is approximately 9%.

The Independent Expert has also stated that, for the Share Scheme to be fair to EUR Shareholders, the Scheme VWAP which determines the Share Scheme Transaction Ratio would need to be between approximately US$7.86 and US$8.81 per EUR Share. CRML Shares closed at US$6.17 on 19 August 2026. The Share Scheme Transaction Ratio will not be determined until the end of the Scheme VWAP Period.

The Independent Board Committee has read the Independent Expert’s Report in full, including the reasons for the not fair conclusion and the valuation ranges on which it rests. Having done so, the Independent Board Committee unanimously recommends that you vote in favour of the Scheme relevant to you, in the absence of a Superior Proposal and subject to the Independent Expert continuing to conclude that the Schemes are in the best interests of EUR Securityholders. The reasons for that recommendation, including why the Independent Board Committee considers the Schemes to be in your best interests notwithstanding the not fair conclusion on the Share Scheme, are set out in Section 1.4. A copy of the Independent Expert’s Report is included at Annexure A. EUR Securityholders are encouraged to read the report carefully and in full, including the assumptions, qualifications and risks set out in the report.

Recommendation of the Independent Board Committee

After careful consideration of the advantages and disadvantages of the Schemes, and having regard to the alternative options available to EUR, the Independent Board Committee recommends that EUR Securityholders vote in favour of the Scheme relevant to them, in the absence of a Superior Proposal, subject to the Independent Expert continuing to conclude that the relevant Scheme is in the best interests of the relevant EUR Securityholders.3 As at the date of this Scheme Booklet, no Superior Proposal has emerged, and as the Independent Board Committee, I am not aware of any intention by a Third Party to make such a proposal.

Subject to the same qualifications, I, being the sole member of the Independent Board Committee, intend to vote, or procure the voting of, all EUR Shares and EUR Options held or controlled by me in favour of the relevant Scheme, which represents 0.69% of the total EUR Shares on issue and 2.88% of the total EUR Options on issue as at the Last Practicable Date.

The reasons for the Independent Board Committee’s recommendation are summarised above and set out in further detail in Sections 1.2 and 1.4 of this Scheme Booklet. The reasons you might consider voting against the Schemes are set out in Sections 1.3 and 1.5 of this Scheme Booklet. In addition, the Scheme Booklet also outlines the risks relating to the implementation of the Schemes, the Combined Group and CRML Shares (Sections 8.2 - 8.5), which should be read in conjunction with the risks relating to EUR if the Schemes are not implemented (Section 8.6).

Interests of Independent Board Committee members and other EUR Directors

In considering the recommendation of the Independent Board Committee, EUR Securityholders should have regard to the interests of the Independent EUR Director and the other EUR Directors in the outcome of the Schemes, as further described in the ‘Important Notices’ and Sections 10.1, 10.2 and 10.3.

Next steps

The Schemes will only be implemented if approved by the Requisite Majorities of EUR Securityholders at the Scheme Meetings, currently expected to be held on Thursday, 22 October 2026. Details of the Scheme Meetings, including time, venue and voting instructions, are set out in Section 4 of this Scheme Booklet.

The Share Scheme is conditional on EUR Shareholders approving the Related Party Resolutions at the General Meeting, which will be held on the same date as the Scheme Meetings. Details of the General Meeting, including time, venue and voting instructions, are set out in the Notice of General Meeting (Annexure I ).

Your vote is important. While the Independent Board Committee has made its unanimous recommendation regarding the Schemes, each EUR Securityholder must form their own view having regard to their individual circumstances. You should read this Scheme Booklet carefully and in full, including the Independent Expert’s Report, before deciding how to vote. You may also wish to seek independent financial, legal, taxation or other professional advice.

If you wish for the Schemes to proceed, it is important you vote in favour of the relevant Scheme.

If you have any questions about this Scheme Booklet or the Schemes, you are also invited to call the EUR Information Line on 1300 630 625 (within Australia) and +61 2 9000 7014 (outside Australia).

On behalf of the Independent Board Committee, I would like to thank you for your continued support of EUR. The Independent Board Committee believes that the proposed transaction represents a compelling opportunity for EUR Securityholders, and we look forward to your participation at the Scheme Meetings.

Yours sincerely,

Michael Carter

Chair of Independent Board Committee and EUR Director

3	In respect of the recommendations of the Independent Board Committee, EUR Securityholders should have regard to the fact that, if the Schemes are implemented, the Independent EUR Director will receive certain personal benefits as further detailed in the Section titled “Important Notices” on page v of this Scheme Booklet.

C R M L      L E T T E R

Dear Securityholders of European Lithium Limited,

Critical Metals Corp. was created in February 2024 and it bears reminding all stakeholders of the steady and well-cadenced progress of our journey. Critical Metals Corp. and European Lithium Limited, as CRML’s most significant shareholder, have independently achieved significant growth and scale over the course of the last two years. We believe that it is time for our two entities to pool resources and pursue a joint mission as a single company.

Therefore, on behalf of the CRML Board, I am pleased to present this opportunity for EUR Securityholders to participate in the continued development of a strategically important critical minerals company focused on supplying the materials required for advanced technologies, energy security and national defence.

CRML has made significant progress over the past year in advancing its strategy to become a leading Western supplier of rare earth materials. Most notably, CRML has substantially increased its ownership of the Tanbreez Rare Earth Project in Greenland, one of the world’s largest known rare earth deposits and a project of growing strategic importance to Western governments and industries seeking secure and diversified supply chains.

The CRML Board believes that CRML is uniquely positioned to benefit from several compelling strategic advantages:

●	A Globally Significant Rare Earth Asset: Tanbreez is one of the largest hard-rock rare earth deposits globally and represents a strategically important source of rare earth elements (REE) outside China. As governments and industry increasingly prioritise supply chain security, the significance of projects such as Tanbreez continues to grow.

●	Accelerating Project Development: CRML has recently committed substantial capital to advance Tanbreez through resource expansion, engineering studies and infrastructure planning, with the objective of positioning the project for future development and production.

●	Supporting Western Supply Chains: Critical Metals continues to execute on its strategy of establishing long-term partnerships and commercial arrangements that support the development of independent rare earth supply chains for North America and Europe. Recent agreements with downstream industry participants further reinforce the strategic importance of CRML’s asset base.

●	Simplifying Ownership and Enhancing Strategic Flexibility: The proposed acquisition of European Lithium represents an opportunity to further consolidate ownership interests associated with Tanbreez while creating a simplified corporate structure and increased flexibility to optimise CRML’s portfolio. The CRML Board believes this transaction has the potential to enhance shareholder value and strengthen CRML’s position within the rapidly evolving critical minerals sector.

●	Exposure to High-Growth Critical Minerals Markets: In addition to Tanbreez, CRML maintains interests in other critical minerals opportunities, providing strategic flexibility as management continues to evaluate the optimal allocation of capital and resources across the portfolio.

The global demand outlook for critical minerals remains exceptionally strong. Governments across North America, Europe and allied nations are investing heavily in securing reliable sources of REE and other strategic minerals required for defence systems, advanced manufacturing, renewable energy technologies and the broader electrification of the global economy.

The CRML Board believes that CRML is well positioned to capitalise on these long-term trends through its ownership of high-quality strategic assets and its focus on creating value through disciplined development and corporate execution.

As with any investment, shareholders should carefully consider the opportunities and risks associated with CRML’s strategy and future plans. We encourage all EUR Securityholders to review the accompanying materials carefully and in full before making their investment decisions.

On behalf of the CRML Board, I thank you for your continued support. We are excited by the opportunities ahead and remain committed to creating long-term value for all shareholders as we continue to advance CRML’s strategic objectives.

Yours sincerely,

Michael Hanson

Non-Executive Director of Critical Metals Corp.

I M P O R T A N T    D A T E S

Key events and the indicative timing in relation to the approval and implementation of the Schemes are set out in the table below.

Event	Time and date
Latest time and date for lodgement of completed proxy forms for the General Meeting	10:00am (AWST) on Tuesday, 20 October 2026

Latest time and date for lodgement of completed
proxy forms for the Scheme Meetings

Share Scheme Meeting	10:30am (AWST) on Tuesday, 20 October 2026

Option Scheme Meeting	11:00am (AWST) on Tuesday, 20 October 2026

Time and date for determining eligibility to attend and vote at the General Meeting	5:00pm (AWST) or 8:00pm (AEDT) on Tuesday, 20 October 2026

Time and date for determining eligibility to attend and vote at the Scheme Meetings

Share Scheme Meeting	5:00pm (AWST) or 8:00pm (AEDT) on Tuesday, 20 October 2026

Option Scheme Meeting	5:00pm (AWST) or 8:00pm (AEDT) on Tuesday, 20 October 2026

End of the Scheme VWAP Period (period over which the Scheme VWAP is calculated to determine the Share Scheme Transaction Ratio)	Tuesday, 20 October 2026 (the second NASDAQ Trading Day before the Share Scheme Meeting)

Announcement of the Share Scheme Transaction Ratio to ASX	9:00am (AWST) on Wednesday, 21 October 2026

General Meeting	10:00am (AWST) on Thursday, 22 October 2026

Scheme Meetings

Share Scheme Meeting	10:30am (AWST) on Thursday, 22 October 2026

Option Scheme Meeting	The later of 11:00am (AWST) or at the conclusion of the Share Scheme Meeting on Thursday, 22 October 2026

If the Schemes are approved by the Requisite Majorities of EUR Securityholders and the Related Party Resolutions are approved by EUR Shareholders:

Second Court Date

Second Court Hearing for approval of the Schemes	Monday, 26 October 2026

Effective Date

Court order is lodged with ASIC and Schemes take effect Last day of trading of EUR Shares and EUR Options on ASX	Tuesday, 27 October 2026

Suspension of trading of EUR Shares and EUR Options on ASX	Close of trading on the Effective Date, being Tuesday, 27 October 2026

Event	Time and date

Latest time and date for return of completed Opt-In Forms or Opt-In Withdrawal Forms (as applicable)

Eligible Electing Shareholders and Eligible Electing Optionholders who return completed Opt-In Forms to the Registry will receive the Net Cash Proceeds of the sale of the New CRML Shares they would otherwise be entitled to as Scheme Consideration

3:00pm (AWST) or 6:00pm (AEDT) on Tuesday, 27 October 2026

Record Date

Record Date for determining entitlements to the Scheme Consideration	4:00pm (AWST) or 7:00pm (AEDT) on Thursday, 29 October 2026

Implementation Date

Provision of Share Scheme Consideration to Share Scheme Participants and Option Scheme Consideration to Option Scheme Participants	Thursday, 5 November 2026

New CRML Shares expected to commence trading on NASDAQ First day of trading of New CRML Shares on NASDAQ	Friday, 6 November 2026

EUR removed from the Official List of the ASX
Official quotation of EUR Shares and EUR Options ceases on ASX	10:00am (AEDT) on Friday, 6 November 2026 (or as otherwise determined by ASX)

The above dates and times are indicative only and, amongst other things, are subject to the time at which each Condition Precedent is satisfied and the dates on which all necessary Court and regulatory approvals are obtained. EUR has the right to vary any or all of these dates and times, subject to the approval of such variation by ASX, NASDAQ, the Court and CRML, where required. Except where indicated, all references to time in this Scheme Booklet are references to AWST.

The Share Scheme Transaction Ratio will be determined at the end of the Scheme VWAP Period on Tuesday, 20 October 2026 and will be announced to ASX at 9:00am (AWST) on Wednesday, 21 October 2026. That announcement will be made after the latest time for lodgement of completed proxy forms for the Scheme Meetings, but before the Scheme Meetings are held. An EUR Securityholder who has lodged a proxy form and who wishes to change the way their EUR Securities are voted after the Share Scheme Transaction Ratio has been announced may give notice in writing of the revocation of that proxy to the Registry before the commencement of the relevant Scheme Meeting, in which case a vote given in accordance with the terms of that proxy will not be valid, or may attend the relevant Scheme Meeting and vote in person instead of their proxy. Refer to the Notice of Share Scheme Meeting (Annexure G) and the Notice of Option Scheme Meeting (Annexure H).

The announcement of the Share Scheme Transaction Ratio on Wednesday, 21 October 2026 will state the Share Scheme Transaction Ratio, the number of New CRML Shares to be issued for each EUR Share and each EUR Option and the implied value of the Scheme Consideration as at that date, and the number of EUR Shares at or below which an EUR Shareholder will be a Small Shareholder and the number of EUR Options at or below which an EUR Optionholder will be a Small Optionholder. Whether a particular EUR Securityholder is a Small Shareholder or a Small Optionholder will depend on their holding of EUR Shares or EUR Options at the Record Date. Other than that announcement, all information which EUR considers material to the decision of EUR Securityholders whether to approve the Schemes is contained in this Scheme Booklet, and the announcement is not intended to be accompanied by any supplementary disclosure or by any updated information from the Independent Expert.

Any variation to the above dates and times will be announced to ASX (and accordingly, details of any variations will be available on ASX’s website (www.asx.com.au) and will be published on EUR’s website (www.europeanlithium.com).

Due to the time zone differences between the United States and Australia, certain actions relating to the implementation of the Schemes may occur during U.S. business hours so as to enable provision of the Scheme Consideration in accordance with the timetable set out above.

1.	MATTERS RELEVANT TO YOUR VOTE

1.1	Recommendation of Independent Board Committee

The Independent Board Committee recommends that EUR Securityholders vote in favour of the Scheme relevant to them, in the absence of a Superior Proposal, subject to the Independent Expert continuing to conclude that the relevant Scheme is in the best interests of the relevant EUR Securityholders.4

The Independent EUR Director intends to vote, or cause to be voted, any EUR Shares and EUR Options (as applicable) which he holds or controls at the time of the Scheme Meetings, in favour of the Share Scheme or Option Scheme (as applicable), subject to the same qualifications.

The Independent Board Committee did not consider it appropriate in the circumstances that the Common Directors make a recommendation in respect of the Schemes or provide a voting intention statement with respect to the EUR Shares and/or EUR Options the Common Directors hold or control given that they are directors of both EUR and CRML. The Common Directors themselves endorsed the reasons for the determination of the Independent Board Committee described above.

1.2	Summary of possible reasons to vote in favour of the Schemes

✓	The Independent Board Committee recommends that EUR Securityholders vote in favour of the Scheme relevant to them, in the absence of a Superior Proposal, subject to the Independent Expert continuing to conclude that the relevant Scheme is in the best interests of the relevant EUR Securityholders.[6]

✓	The Independent Expert has concluded that the Share Scheme is not fair but reasonable and is in the best interests of EUR Shareholders, and that the Option Scheme is fair and reasonable and is in the best interests of EUR Optionholders, in each case in the absence of a Superior Proposal.

✓	The implied value of the Scheme Consideration represents a compelling premium to the trading prices of EUR Shares prior to announcement of the Schemes, which the Independent Board Committee considers is unlikely to be achievable by EUR continuing as a standalone entity.

✓	Implementation of the Schemes will eliminate the structural discount at which EUR Shares trade relative to the underlying value of EUR’s approximately 31% shareholding in CRML, by providing EUR Securityholders with direct exposure to CRML through New CRML Shares listed on NASDAQ.

✓	The Schemes consolidate EUR’s 7.5% direct interest in the Tanbreez Rare Earth Project within CRML, positioning CRML as the 100% owner of Tanbreez and removing minority ownership discount and governance complexity associated with that interest remaining outside the CRML corporate structure.

✓	The Combined Group’s increased scale, diversified critical minerals asset base, substantial cash balance and enhanced capital markets profile will provide a stronger foundation for advancing the Tanbreez Rare Earth Project and Wolfsberg Lithium Project towards development.

✓	EUR Securityholders will benefit from enhanced liquidity through ownership of New CRML Shares listed on NASDAQ, which benefit from significantly broader and deeper trading liquidity than EUR’s current ASX-listed shares.

✓	EUR Securityholders will retain significant ongoing exposure to value creation through an approximately 35.2%[5] pro forma interest in the Combined Group on a fully diluted basis and 38.0%6 pro forma interest in the Combined Group on an undiluted basis, with continued participation in the development upside of both the Tanbreez Rare Earth Project and the Wolfsberg Lithium Project.

[4]	In respect of the recommendations of the Independent Board Committee, EUR Securityholders should have regard to the fact that, if the Schemes are implemented, the Independent EUR Director will receive certain personal benefits as further detailed in the Section titled “Important Notices” on page v of this Scheme Booklet.

[5]	Assuming a 20-day VWAP of CRML Shares of US$6.38 up to the Last Practicable Date.

✓	EUR Securityholders avoid the dilutionary risk associated with EUR’s future standalone funding requirements, including equity capital raises that may otherwise be required to fund EUR’s ongoing corporate costs and obligations.

✓	EUR Shares may trade at a lower price if the Schemes are not implemented and no Superior Proposal emerges, in the absence of favourable market conditions.

✓	If you are an Australian resident for taxation purposes and receive New CRML Shares, CGT Roll-Over Relief may be available. However, the tax consequences will depend on your individual circumstances and you should seek independent professional tax advice. In addition, EUR Securityholders (other than those whose EUR Securities will be sold by the Sale Agent under the Sale Facility) will also avoid brokerage costs on the transfer of their EUR Shares to CRML under the Schemes.

✓	No Superior Proposal has emerged as at the date of this Scheme Booklet, nor is the Independent Board Committee aware of any indication that a Superior Proposal is likely to emerge.

1.3	Summary of possible reasons to vote against the Schemes

●	The Independent Expert has concluded that the Share Scheme is not fair. The Independent Expert has assessed the value of the Share Scheme Consideration at a preferred value of A$0.4031 per EUR Share, which is less than its preferred assessed value of an EUR Share on a control basis of A$0.4431. The Independent Expert has also stated that, for the Share Scheme to be fair, the 20 day VWAP of CRML Shares would need to be between approximately US$7.86 and US$8.81, and CRML Shares closed at US$6.17 on 19 August 2026. You may consider that you should not vote in favour of a transaction which the Independent Expert has assessed as not fair.

●	You may not agree with the Independent Board Committee’s recommendation and the Independent Expert’s conclusion and you may consider that the relevant Scheme is not in your individual best interests.

●	The value of the Scheme Consideration is not certain. Although the number of New CRML Shares you will receive for each EUR Share will be known before the Scheme Meetings (because the Share Scheme Transaction Ratio will be determined at the end of the Scheme VWAP Period and announced to ASX before the Scheme Meetings, although after the latest time for lodgement of completed proxy forms for the Scheme Meetings), the value you ultimately realise for those New CRML Shares is not fixed and will depend on the CRML Share price and the AUD/USD exchange rate after the Scheme VWAP Period.

●	EUR Securityholders who receive New CRML Shares as Scheme Consideration will not be able to trade their New CRML Shares on the ASX because, following implementation of the Schemes, EUR will apply to have its securities delisted from the Official List of the ASX.

●	The risk profile of the Combined Group will be different to the current risk profile of EUR, which you may consider to be disadvantageous to you.

●	A Superior Proposal may emerge in the foreseeable future if EUR were to continue as a stand-alone entity. However, since announcement of the Schemes and up to the date of this Scheme Booklet, no other proposal has been received, nor are the EUR Directors aware of any such intention of a party to make such a proposal.

●	The tax consequences of the Schemes being implemented may not suit your current financial position or individual tax circumstances.

1.4	Reasons to vote in favour of the Schemes

This Section describes the key reasons why the Independent Board Committee recommends that EUR Securityholders vote in favour of the Schemes, subject to the same qualifications set out in Section 1.1 above.

(a)	The Independent Board Committee recommends that you vote in favour of the Scheme relevant to you, in the absence of a Superior Proposal, subject to the Independent Expert continuing to conclude that the relevant Scheme is in the best interests of the relevant EUR Securityholders

In reaching this recommendation, the Independent Board Committee considered (among other things):

●	the merits and strategic rationale of the Schemes (which are summarised in Section 1.2 and outlined in further detail in Section 1.4);

●	the merits of alternate courses of action available to EUR, including continuing to operate EUR as a standalone entity;

●	the fact that Share Scheme Transaction Ratio is determined by the Scheme VWAP and offers certain protection against the movement of trading price of CRML Shares; and

●	in light of the fact that no Superior Proposal has emerged since the announcement of the Transaction on 28 April 2026, the likelihood of a Superior Proposal emerging in the future.

The Independent Board Committee considers that the potential benefits and reasons to vote in favour of the Schemes outweigh the potential disadvantages and reasons to vote against the Schemes. Therefore, the Independent Board Committee recommends that, in the absence of a Superior Proposal, EUR Securityholders vote in favour of the Scheme relevant to them, subject to the Independent Expert continuing to conclude that the relevant Scheme is in the best interests of the relevant EUR Securityholders.

Subject to the same qualifications expressed above, the Independent EUR Director intends to vote (or procure the voting of) all EUR Shares and EUR Options held or controlled by or on his behalf, in favour of the Share Scheme and the Option Scheme (as applicable), in the absence of a Superior Proposal.

The interests of the EUR Directors, including the Independent EUR Director, are set out in Section 10.1, 10.2 and 10.3.

The Independent Board Committee considers that the Schemes have the potential to realise greater benefits to EUR Securityholders than any other alternative currently available.

(b)	The Independent Expert has concluded that the Share Scheme is not fair but reasonable and therefore in the best interests of EUR Shareholders, and that the Option Scheme is fair and reasonable and is in the best interests of EUR Optionholders, in each case in the absence of a Superior Proposal

Horizon Nexus Partners, as Independent Expert, has considered the terms of the Schemes and has concluded that, in the absence of a Superior Proposal, the Share Scheme is not fair but reasonable and is in the best interests of EUR Shareholders and that the Option Scheme is fair and reasonable and is in the best interests of EUR Optionholders.

The Independent Expert’s reasons for that conclusion, including the advantages and disadvantages of the Schemes identified by the Independent Expert and the basis on which the Independent Expert concluded that the Share Scheme is not fair, are set out in the Independent Expert’s Report.

The Independent Expert’s Report is set out in Annexure A to this Scheme Booklet.

The Independent Board Committee recommends that EUR Securityholders read the Independent Expert’s Report in full.

(c)	The implied value of the Share Scheme Consideration represents a substantial premium to the trading price of EUR Shares prior to announcement of the Schemes

If the Share Scheme becomes Effective, EUR Shareholders will receive between 0.025 and 0.045 New CRML Shares for each EUR Share held on the Record Date.

The Share Scheme Transaction Ratio is determined by the Scheme VWAP, being the average daily VWAP of CRML Shares on NASDAQ over the 20 consecutive NASDAQ Trading Days ending on the second NASDAQ Trading Day before the Share Scheme Meeting. Where the Scheme VWAP is at or below the Floor Price (US$8.00), the ratio is the Maximum Share Scheme Transaction Ratio (0.045). Where it is at or above the Ceiling Price (US$16.00), the ratio is the Minimum Share Scheme Transaction Ratio (0.025). Between the Floor Price and the Ceiling Price, the ratio equals the Minimum Share Scheme Transaction Ratio plus the product of the Ceiling Price less the Scheme VWAP, multiplied by 0.01, divided by 4.

As at the Last Practicable Date, the Share Scheme Consideration represents a total implied value of A$0.41 per EUR Share, based on the 20-day VWAP of CRML Shares up to the last close of trade on NASDAQ prior to the Last Practicable Date (US$6.38) and the AUD/USD exchange rate of 0.71/1 of the same date.

The Share Scheme Consideration represents a premium of approximately:

●	67.3% to EUR’s last uninterrupted closing share price of A$0.245 per EUR Share prior to announcement of the Schemes on 22 April 2026;

●	71.6% to EUR’s 20-day VWAP of A$0.239 per EUR Share up to and including 22 April 2026;

●	34.4% to EUR’s closing share price of A$0.305 per EUR Share on the Last Practicable Date; and

●	45.4% to EUR’s 20-day VWAP of A$0.282 per EUR Share up to the Last Practicable Date.

The Share Scheme Transaction Ratio is floating (subject to the cap and collar) and may change with movements in the CRML Share Price. The implied value of Share Scheme Consideration will change with movements in the CRML Share price.

If the Schemes are not implemented and no Superior Proposal emerges, it is possible the price of EUR Shares and EUR Options may fall from current levels. As at the date of this Scheme Booklet, the EUR Directors are not aware of any Superior Proposal and have no basis to believe that a Superior Proposal is likely to emerge.

(d)	The implied value of the Option Scheme Consideration represents a substantial premium to the trading price of EUR Options and the underlying EUR Shares

Under the terms of the Option Scheme, subject to the Option Scheme becoming Effective, EUR Optionholders will receive, for each EUR Option held on the Record Date, such number of New CRML Shares determined on a “net exercise” basis applying the Cashless Exercise Formula.

In broad terms, each EUR Optionholder will receive the number of New CRML Shares they would have received under the Share Scheme had they exercised their EUR Options (being the Share Scheme Transaction Ratio, which moves on a straight line between 0.025 and 0.045 New CRML Shares per EUR Share depending on CRML’s Scheme VWAP), less a number of New CRML Shares equivalent in value to the exercise price they would otherwise have paid on exercise. The precise number of New CRML Shares to be issued is calculated in accordance with the Cashless Exercise Formula set out in Section 3.4(c).

The implied value of the Option Scheme Consideration for each EUR Option therefore equals the amount (if any) by which the implied value of the Share Scheme Consideration exceeds the exercise price of that EUR Option, and will be zero where the exercise price exceeds that implied value. An indicative number of New CRML Shares that would be issued based on these inputs is set out in Section 3.4(b).

If the Schemes are not implemented and no Superior Proposal emerges, it is possible the price of EUR Shares and EUR Options may fall from current levels. As at the date of this Scheme Booklet, the EUR Directors are not aware of any Superior Proposal and have no basis to believe that a Superior Proposal is likely to emerge.

(e)	The Schemes will remove the structural holding company discount and create a simpler, more transparent investment proposition for EUR Securityholders

EUR’s largest asset by value is its approximate 31% shareholding in CRML (45,536,338 CRML Shares).

EUR Shares currently trade at a structural discount to the underlying value of its ownership interest in CRML, reflecting the market’s application of a look-through discount to EUR’s holding company structure.

Implementation of the Schemes will also resolve any uncertainty regarding EUR’s intentions regarding its ownership interest in CRML.

If the Schemes are implemented, EUR Securityholders will acquire New CRML Shares, which, as set out in Sections 1.4(b),1.4(c) and 1.4(d), will be exchanged at an implied price that removes the structural discount, and creates a more straightforward and easily understood investment proposition for EUR Securityholders post-Merger.

(f)	Significant pro forma ownership stake in the Combined Group with continued exposure to upside

On completion of the Merger, EUR Securityholders will hold:

●	a pro forma shareholding of 38.0% in the Combined Group on an undiluted basis; and

●	a pro forma shareholding of 35.2% of the Combined Group on a fully diluted basis.[6]

This represents a significant pro forma ownership interest in CRML through which EUR Securityholders will have direct exposure to the future value of the Combined Group’s assets and can continue to participate in value creation through ownership of New CRML Shares in a NASDAQ-listed company.

Given CRML’s larger market capitalisation and exposure to North American and European markets through its NASDAQ listing, its ability to raise institutional equity and/or debt finance is likely to be greater than EUR and may be made available on better terms than would be possible for EUR as a standalone entity.

(g)	The Schemes consolidate 100% ownership of the Tanbreez Rare Earth Project within CRML, removing any minority ownership discount

The Merger will, if completed, consolidate EUR’s 7.5% interest in the Tanbreez Rare Earth Project in Greenland with CRML’s current 92.5% interest such that the Combined Group will hold a 100% interest in the Tanbreez Rare Earth Project post-Merger.

Full ownership of Tanbreez removes any minority ownership discount, eliminates governance complexity associated with multiple ownership tiers, and aligns the strategic direction of the project within a single corporate structure. The Tanbreez Rare Earth Project is an advanced, permitted asset positioned to become a significant source of REE for North America and Europe.

(h)	EUR Securityholders will benefit from enhanced liquidity by exchanging EUR Shares for New CRML Shares

EUR Shares currently trade on the ASX with comparatively less liquidity than the trading of CRML Shares on the NASDAQ. If the Schemes are implemented, EUR Securityholders will exchange their EUR Shares for New CRML Shares, which are expected to be listed and traded on the NASDAQ. CRML Shares are listed on NASDAQ and benefit from significantly broader and deeper trading liquidity and a wider institutional and retail investor base than EUR’s current ASX-listed shares. Ownership of New CRML Shares will give EUR Securityholders improved trading flexibility and broader access to global capital markets, allowing EUR Securityholders to determine their own level and duration of exposure.

[6]	Assuming a 20-day VWAP of CRML Shares of US$6.38 up to the Last Practicable Date

(i)	EUR Securityholders will retain ongoing exposure to the development upside of both the Tanbreez Rare Earth Project and the Wolfsberg Lithium Project

In addition to its interest in the Tanbreez Rare Earth Project, CRML holds 100% of the Wolfsberg Lithium Project in Austria, one of Europe’s most strategically important lithium assets. Wolfsberg is a fully licensed, hard rock lithium deposit with over four decades of exploration data, a compliant mineral resource and a completed Definitive Feasibility Study confirming its economic viability and production potential. Located 270 km southwest of Vienna, Wolfsberg is well positioned to play a central role in the European integrated lithium-ion battery supply chain.

Through their ownership of New CRML Shares, EUR Securityholders will continue to participate in the development upside of both Tanbreez and Wolfsberg, with the benefit of CRML’s consolidated balance sheet and superior capital markets access relative to EUR as a standalone entity.

(j)	Potential for re-rating based on enhanced scale and market relevance

The Combined Group will have a larger market capitalisation, and therefore enhanced market presence and relevance, which is likely to drive stronger liquidity in the trading of the shares compared to either company on a standalone basis.

Enhanced trading liquidity, scale and market relevance, will help grow investor appeal and improve future access to capital.

(k)	No Superior Proposal has emerged as at the date of this Scheme Booklet

There is the potential for a Superior Proposal to emerge.

However, as at the date of this Scheme Booklet, no Superior Proposal has emerged.

Furthermore, since the announcement of the proposed Merger on 28 April 2026, the terms of the proposed transaction have been publicly available for a period of approximately three to four months, providing an effective public market check during which any interested Third Party has had ample opportunity to formulate and put forward a competing proposal. No such proposal has been received by EUR during that period, which the Independent Board Committee considers to be a further indicator that CRML’s offer represents the most compelling transaction available to EUR Securityholders at this time.

If a proposal for a Competing Transaction emerges, the Independent Board Committee will carefully consider the proposal to determine whether it constitutes a Superior Proposal and will keep EUR Securityholders informed of any material developments which may affect the Independent Board Committee’s recommendation, in accordance with and subject to the terms of the Scheme Implementation Deed.

(l)	Australian scheme participants may be eligible for CGT Roll-Over Relief

CGT scrip-for-scrip Roll-Over Relief may be available to Australian tax resident EUR Shareholders who hold their EUR Shares on capital account and receive the Share Scheme Consideration. Broadly, Roll-Over Relief enables EUR Shareholders to disregard the capital gain they make from the disposal of their EUR Shares under the Share Scheme.

CGT scrip-for-scrip Roll-Over Relief may be available to Australian tax resident EUR Optionholders who hold their EUR Options on capital account and receive the Option Scheme Consideration. Broadly, Roll-Over Relief enables EUR Optionholders to disregard the capital gain from exercise of the option and on the disposal of their EUR Shares under the Option Scheme.

For further information regarding the general Australian, New Zealand, UK and U.S. tax consequences of the Schemes, please refer to Section 9 of this Scheme Booklet.

You are urged to seek professional taxation advice in relation to your own personal circumstances.

Taxation laws in Australia, New Zealand, the UK and the U.S. are complex and you are encouraged to read Section 9 carefully and seek independent professional advice about your individual circumstances.

1.5	Reasons why you may choose to vote against the Schemes

This Section summarises the potential disadvantages and risks to EUR Securityholders if the Schemes become Effective and the Merger occurs.

The Independent Board Committee considers that these disadvantages and risks are outweighed by the advantages of the Schemes (as set out in Sections 1.2 and 1.4 above).

Further details of the following potential disadvantages and risks are set out in Section 8.

(a)	The Independent Expert has concluded that the Share Scheme is not fair, notwithstanding that it is in the best interests of EUR Shareholders

The Independent Expert has assessed the value of the Share Scheme Consideration at a preferred value of A$0.4031 per EUR Share, which is less than its preferred assessed value of an EUR Share on a control basis of A$0.4431. The Independent Expert has also stated that, for the Share Scheme to be fair, the Scheme VWAP would need to be between approximately US$7.86 and US$8.81, and CRML Shares closed at US$6.17 on 19 August 2026.

You may consider that you should not vote in favour of a transaction which the Independent Expert has assessed as not fair, notwithstanding that the Independent Expert has concluded that the Share Scheme is reasonable and therefore in the best interests of EUR Shareholders, in the absence of a Superior Proposal.

(b)	You may disagree with the conclusion of the Independent Expert and the recommendation of the Independent Board Committee and you may consider the Schemes to be neither fair nor reasonable

You may disagree with the views of the Independent Board Committee that the potential advantages of the relevant Scheme outweigh the potential disadvantages, and therefore disagree with the recommendation of the Independent Board Committee that EUR Securityholders vote in favour of the Scheme relevant to them, in the absence of a Superior Proposal, subject to the Independent Expert continuing to conclude that the relevant Scheme is in the best interests of the relevant EUR Securityholders.

You may also disagree with the conclusions of the Independent Expert that the Share Scheme is not fair but reasonable and is in the best interests of EUR Shareholders and that the Option Scheme is fair and reasonable and is in the best interests of EUR Optionholders, in the absence of a Superior Proposal. Refer to Annexure A for a copy of the Independent Expert’s Report.

(c)	The exact monetary value of the Scheme Consideration upon implementation of the Schemes is not certain and will depend on the precise Share Scheme Transaction Ratio and the price at which CRML Shares trade on the NASDAQ

The Scheme Consideration is not certain. The exact monetary value that you will receive for your EUR Shares and/or EUR Options may differ from the value implied on the date of this Scheme Booklet, at the time of the Scheme Meetings, or on the Implementation Date.

Two separate factors drive this uncertainty. First, the Share Scheme Transaction Ratio itself, and the Option Scheme Consideration calculated by reference to it, is not fixed until CRML’s Scheme VWAP is measured over the 20 NASDAQ Trading Days ending two NASDAQ Trading Days before the Share Scheme Meeting. This means EUR Securityholders will not know the precise ratio that applies to their Scheme Consideration until shortly before they are asked to vote at the Scheme Meetings.

The Share Scheme Transaction Ratio will be announced to ASX at 9:00am (AWST) on Wednesday, 21 October 2026, which is after the latest time for lodgement of completed proxy forms for the Scheme Meetings. An EUR Securityholder who has lodged a proxy form and who wishes to change the way their EUR Securities are voted after that announcement may give notice in writing of the revocation of that proxy to the Registry before the commencement of the relevant Scheme Meeting, in which case a vote given in accordance with the terms of that proxy will not be valid, or may attend the relevant Scheme Meeting and vote in person instead of their proxy.

Second, once the Share Scheme Transaction Ratio has been determined, the monetary value of the Scheme Consideration will continue to move with:

●	the price at which CRML Shares trade on NASDAQ; and

●	movements in the AUD/USD exchange rate,

both up to the Implementation Date and after the Schemes are implemented, for as long as EUR Securityholders continue to hold their New CRML Shares.

As the New CRML Shares will be traded on NASDAQ, this exposes EUR Securityholders to the risk that the effective value they receive for their EUR Shares and/or EUR Options may move adversely from the value implied at the time of the Scheme Meetings. Alternatively, if there is an increase in the price of CRML Shares after the Scheme Meetings, the effective value received for EUR Securities may move favourably from the value implied at the time of the Scheme Meetings.

In addition, under the Schemes, the Sale Agent will be delivered the New CRML Shares that would otherwise be issued to Ineligible Holders and Small Holders (which, in aggregate, hold approximately 1% of the issued EUR Shares) and Ineligible Optionholders and Small Optionholders and will sell them as soon as reasonably practicable after the Implementation Date (refer to Sections 3.4(d), 3.4(e) and 3.4(g)).

The Sale Agent will also be delivered the New CRML Shares that would otherwise be issued to EUR Shareholders and EUR Optionholders who have elected to participate in the Sale Facility and have the New CRML Shares that they would otherwise be entitled to receive as Scheme Consideration sold as soon as reasonably practicable after the Implementation Date (refer to Sections 3.4(f) and 3.4(g)).

Although the quantum of sales in respect of Ineligible Holders and Small Holders is expected to be limited, the quantum of sales in respect of Electing Holders (these being EUR Securityholders who elect to opt-in to the Sale Facility) is unknown and it is possible that such sales may exert downward pressure on the Combined Group’s share price during the applicable period.

(d)	The risk profile of the Combined Group will be different to the current risk profile of EUR, which you may consider to be disadvantageous to you

The risk profile and risk of investment for EUR Securityholders will change and you may consider the risk profile and risk of investment in the Combined Group, which includes risks relating to both the CRML business and the EUR business, to be a disadvantage relative to that of EUR as a standalone entity. In particular, EUR Securityholders will be exposed to additional risks including:

●	project development, financing, sovereign, regulatory and geopolitical risks in respect of the Wolfsberg Lithium Project;

●	exploration, financing, sovereign, regulatory and geopolitical risks in Greenland in respect of the Tanbreez Rare Earth Project;

●	foreign exchange risk, given that the CRML Shares are denominated in USD and trade on NASDAQ; and

●	the regulatory and compliance obligations applicable to a NASDAQ-listed company, including under US securities laws.

The operations and financial performance of EUR, CRML and/or the Combined Group and the change of a Scheme Participant’s ownership of EUR Shares and Resulting EUR Shares into New CRML Shares are subject to various risks that are summarised in Section 8 of this Scheme Booklet and that may be beyond the control of EUR, CRML and/or the Combined Group.

(e)	You will no longer be able to trade your EUR Securities on the ASX, nor will the New CRML Shares you receive as Scheme Consideration be tradeable on the ASX

Following implementation of the Schemes, EUR will apply to have its securities delisted from the Official List of the ASX. As at the date of this Scheme Booklet, CRML has no intention to apply for a secondary listing on the ASX following implementation of the Schemes. This means that you will not be able to trade the New CRML Shares received as Scheme Consideration on the ASX.

The New CRML Shares issued as Scheme Consideration will be listed and tradeable on NASDAQ. New CRML Shares must be traded on NASDAQ through a broker that is able to trade on NASDAQ.

EUR Securityholders should note that not all Australian stockbrokers are able to trade securities on NASDAQ and/or settle trades of securities sold on NASDAQ in Australian dollars. It is the responsibility of EUR Securityholders to ensure appropriate arrangements are in place if they wish to trade New CRML Shares.

(f)	You may consider that there is the potential for a Superior Proposal to emerge for EUR in the foreseeable future

You may believe that there is a possibility that a Superior Proposal could emerge in the foreseeable future. The implementation of the Merger would mean that EUR Securityholders would not be able to obtain the benefit of any such Superior Proposal. However, since the Announcement Date and up to the date of this Scheme Booklet, no Superior Proposal has been received, nor is the Independent Board Committee aware of any intention by a Third Party to make such a proposal.

It is important to note that shareholders in the Combined Group will still have an opportunity to realise a control premium in the event of any future change of control transaction for the Combined Group.

(g)	You may believe it is in your best interests to maintain your current investment and risk profile

You may prefer to retain your EUR Securities and preserve your current investment in an ASX-listed company with the specific characteristics of EUR. In particular, you may consider that, despite the risk factors relevant to EUR’s potential future operations (including those set out in Section 8 of this Scheme Booklet), EUR may be able to generate greater value for its shareholders by remaining a standalone entity or by pursuing alternative corporate transactions in the future.

(h)	The tax consequences of the Schemes may not suit your financial position

If the Schemes are implemented, you may incur a tax liability on the transfer of your EUR Securities. Please refer to Section 9 for further information on the tax implications.

All EUR Securityholders are strongly advised to seek independent professional tax advice about their particular circumstances including, for foreign tax resident EUR Securityholders, the foreign tax consequences.

1.6	Other relevant considerations

(a)	The Schemes may be implemented even if you vote against them at the Scheme Meetings

Even if you do not vote, or if you vote against the relevant Scheme, that Scheme will be implemented if it is approved by the Requisite Majorities of EUR Shareholders or EUR Optionholders (as applicable) and by the Court, and all other Conditions Precedent to that Scheme are satisfied or waived (as applicable). If this occurs and you are an EUR Shareholder, you will receive the Share Scheme Consideration even though you did not vote on, or voted against, the Share Scheme. If this occurs and you are an EUR Optionholder, you will receive the Option Scheme Consideration even though you did not vote on, or voted against, the Option Scheme.

(b)	Costs of the Schemes

EUR has already incurred, and will incur, significant costs in respect of the proposal to implement the Schemes. These include costs incurred as a result of negotiation with CRML, retention of advisers, provision of information to CRML, facilitating CRML’s access to due diligence, undertaking reciprocal due diligence on CRML, engaging with ASIC, ASX and the Court, engagement of the Independent Expert and the preparation of this Scheme Booklet, the purpose of which is to provide information to EUR Securityholders to enable decision-making. If the Merger is not implemented and no Superior Proposal emerges, EUR will not receive any material value for the costs it has incurred in connection with the Schemes. Refer to Section 8.6 for further information.

Under the Scheme Implementation Deed, a Reimbursement Fee of $12 million may become payable by EUR to CRML, and a Reverse Reimbursement Fee of $12 million may become payable by CRML to EUR, in certain circumstances. Failure by EUR Securityholders to approve the Schemes at the Scheme Meetings will not, of itself, trigger an obligation of EUR to pay the Reimbursement Fee. Further details of the circumstances in which the Reimbursement Fee and Reverse Reimbursement Fee may become payable are set out in Annexure B.

(c)	Warranties by EUR Securityholders

Under the terms of the Share Scheme, each Share Scheme Participant is taken to have warranted to EUR, and authorised EUR as its attorney and agent to warrant to CRML that:

●	on the Implementation Date all their EUR Shares (including any rights and entitlements attaching to those shares) which are transferred to CRML under the Share Scheme will, at the date of transfer, be fully paid and free from all security for the payment of money or performance of obligations, including mortgages, charges, liens, pledges, trusts, power or title retention or flawed deposit arrangement and any ‘security interests’ within the meaning of section 12(1) or (2) of the PPSA or any agreement to create any of them or allow them to exist, free from all interests of third parties of any kind, whether legal or otherwise and from all other restrictions on transfer; and

●	on the Implementation Date, they have full power and capacity to sell and transfer their EUR Shares (including any rights and entitlements attaching to those EUR Shares) to CRML under the Share Scheme.

Under the terms of the Option Scheme, each Option Scheme Participant is taken to have warranted to EUR, and authorised EUR as its attorney and agent to warrant to CRML that:

●	on the Implementation Date all their EUR Options (including any rights and entitlements attaching to those options as at the Implementation Date) will, at the date of exercise or conversion to Resulting EUR Shares, be free from all security for the payment of money or performance of obligations, including mortgages, charges, liens, pledges, trusts, power or title retention or flawed deposit arrangement and any ‘security interests’ within the meaning of section 12(1) or (2) of the PPSA or any agreement to create any of them or allow them to exist, free from other interests of third parties of any kind, whether legal or otherwise and from all other restrictions on transfer; and

●	on the Implementation Date, they have full power and capacity to agree to sell and transfer their EUR Shares (including any rights and entitlements attaching to those Resulting EUR Shares) to CRML under the Option Scheme.

(d)	The Schemes have a number of Conditions Precedent

In addition to the need to obtain EUR Securityholder and Court approval (as applicable), the Schemes are subject to a number of other Conditions Precedent. The effect of the Conditions Precedent is that the Share Scheme and the Option Scheme are inter-conditional and the Share Scheme is conditional on the Related Party Resolutions being approved at the General Meeting. These Conditions Precedent are summarised in Section 3.5 and in Annexure B. These conditions need to be satisfied (or alternatively waived, where permitted) in order for the relevant Scheme to proceed.

(e)	All or nothing outcome

If all of the conditions and approvals for the Schemes are satisfied or waived (as applicable):

●	the Share Scheme will bind all EUR Shareholders and the Option Scheme will bind all EUR Optionholders, including those who do not vote on the Scheme relevant to them and those who vote against it, meaning that all EUR Securityholders will relinquish their ownership of their EUR Securities and will receive the applicable Scheme Consideration (or, in the case of Ineligible Holders or Small Holders, receive their pro rata share of the Net Cash Proceeds under the Sale Facility); and

●	EUR will become a subsidiary of CRML and be delisted from the ASX.

Conversely, if all of the conditions and approvals for the Schemes are not satisfied or waived (as applicable), the status quo will be preserved, meaning that:

●	EUR Shareholders and EUR Optionholders will retain their EUR Shares and EUR Options (as applicable) and will not receive the relevant Scheme Consideration;

●	the existing EUR Board and management will continue to operate EUR’s business;

●	the advantages of the Schemes will not be realised and equally some disadvantages of the Schemes will no longer be relevant, such advantages and disadvantages are set out in Sections 1.4 and 1.5; and

●	EUR Securityholders will retain their current investment in EUR Shares and EUR Options (as applicable) and in doing so will continue to retain the benefits of that investment and continue to be exposed to the risks associated with that investment. These risks include risks specific to EUR’s business as outlined in Section 8.6.

2.	FREQUENTLY ASKED QUESTIONS

This Section provides summary answers to questions that EUR Securityholders may have in relation to the Schemes. This Section should be read in conjunction with the whole Scheme Booklet.

Question	Answer	More Information
Overview of the Schemes

What is a scheme of arrangement and why has this Scheme Booklet been made available to you?

A scheme of arrangement is a statutory procedure under Part 5.1 of the Corporations Act that is commonly used to enable one company to acquire or merge with another.

It requires a vote for the Schemes by certain majorities of relevant EUR Securityholders at the relevant Scheme Meetings and also requires Court approval.

This Scheme Booklet has been made available to assist you in deciding how to vote (should you wish to) on the Scheme relevant to you.

Section 3

What is the Share Scheme and Option Scheme?

The Share Scheme is a members’ scheme of arrangement pursuant to which EUR is asking the EUR Shareholders to consider and vote on a proposal that CRML will acquire all of the EUR Shares held by EUR Shareholders as at the Record Date in exchange for the Share Scheme Consideration.

The Option Scheme is a creditors’ scheme of arrangement pursuant to which EUR is asking the EUR Optionholders to consider and vote on a proposal that all of the EUR Options held by EUR Optionholders as at the Record Date will be exercised and the EUR Shares issued on exercise transferred to CRML, in exchange for the Option Scheme Consideration.

If the Schemes are approved and implemented, Scheme Participants (other than Ineligible Holders, Small Holders and Electing Holders) will be issued the applicable Scheme Consideration subject to the terms and conditions set out in this Scheme Booklet.

The Share Scheme is conditional on the Option Scheme Resolution being approved by the Requisite Majorities of EUR Optionholders and approval of the Option Scheme by the Court. The Option Scheme is conditional on the Share Scheme becoming Effective. Refer to Sections 3.5(a) and 3.5(b) for further information.

Sections 3.2, 3.3, 3.4 and 3.5

Who is entitled to participate in the Schemes?

EUR Shareholders as at the Record Date are entitled to participate in the Share Scheme.

EUR Optionholders as at the Record Date are entitled to participate in the Option Scheme.

As at the date of the Scheme Booklet, neither CRML nor any of its Associates hold any EUR Securities.

Sections 3.2, 3.3 and 10.2

Question	Answer	More Information
How will the Schemes be implemented?	Details on how the Share Scheme will be implemented are described in Section 3.2. Details on how the Option Scheme will be implemented are described in Section 3.3.	Sections 3.2 and 3.3

What should I do?	You should take the following steps: ·	Section 4

● carefully read this Scheme Booklet in its entirety and consult your legal, financial, tax or other professional adviser if you have any questions; and

● vote on the Share Scheme Resolution and/or Option Scheme Resolution (as applicable) should you wish to do so.

Recommendations of the Independent Board Committee

What does the Independent Board Committee recommend?

The Independent Board Committee recommends that, in the absence of a Superior Proposal, EUR Shareholders vote in favour of the Share Scheme and that EUR Optionholders vote in favour of the Option Scheme, subject to the Independent Expert continuing to conclude that the relevant Scheme is in the best interests of the relevant EUR Securityholders.[7]

Refer to Sections 1.1, 1.2 and 1.4 for further information on the reasons for the Independent Board Committee’s recommendation.

Sections 1.1, 1.2 and 1.4

How is the Independent EUR Director intending to vote?	The Independent EUR Director, Michael Carter, intends to vote (or procure the voting of) all EUR Shares held or controlled by or on his behalf, in favour of the Share Scheme, in the absence of a Superior Proposal and subject to the Independent Expert continuing to conclude that the Schemes are in the best interests of the EUR Securityholders.	Sections 1.1 and 10.1

What are the prospects of a Superior Proposal?	Since the Schemes were announced, no Superior Proposal has been received by the EUR Board. If a Superior Proposal emerges, this will be announced to the ASX and the EUR Directors will carefully reconsider the Schemes and advise you of their recommendation.	Section 1.4(k)

Matters relevant to your vote

What is the conclusion of the Independent Expert?	The Independent Expert has concluded that the Share Scheme is not fair but reasonable and therefore in the best interests of EUR Shareholders, and that the Option Scheme is fair and reasonable and is in the best interests of EUR Optionholders, in each case in the absence of a Superior Proposal. The reasons why the Independent Expert reached this conclusion are set out in the Independent Expert’s Report, a copy of which is included in Annexure A. The Independent Board Committee encourages you to read the Independent Expert’s Report in full.	Annexure A

[7]	In respect of the recommendations of the Independent Board Committee, EUR Securityholders should have regard to the fact that, if the Schemes are implemented, the Independent EUR Director will receive certain personal benefits as further detailed in the Section titled “Important Notices” on page v of this Scheme Booklet.

Question	Answer		More Information
What are the reasons to vote in favour of the Schemes?	The reasons to vote in favour of the Schemes include:		Sections 1.2 and 1.4

	•	the Independent Board Committee recommends that you vote in favour of the Scheme relevant to you, in the absence of a Superior Proposal, subject to the Independent Expert continuing to conclude that the relevant Scheme is in the best interests of the relevant EUR Securityholders;

	•	the Independent Expert has concluded that the Share Scheme is not fair but reasonable and therefore in the best interests of EUR Shareholders, and that the Option Scheme is fair and reasonable and is in the best interests of EUR Optionholders, in each case in the absence of a Superior Proposal;

	•	the implied value of the Share Scheme Consideration and Option Scheme Consideration represents a substantial premium to the trading price of EUR Shares prior to announcement of the Schemes;

	•	the Schemes will remove the structural holding company discount and create a simpler, more transparent investment proposition for EUR Securityholders; and

	•	EUR Securityholders will retain ongoing exposure to the development upside of both the Tanbreez Rare Earth Project and the Wolfsberg Lithium Project.

What are the reasons to vote against the Schemes?	The reasons to vote against the Schemes include:		Sections 1.3 and 1.5

	•	the Independent Expert has concluded that the Share Scheme is not fair but reasonable, notwithstanding that it is in the best interests of EUR Shareholders in the absence of a Superior Proposal;

	•	you may disagree with the conclusion of the Independent Expert and the recommendation of the Independent Board Committee and you may consider the Schemes to be neither fair nor reasonable;

	•	the exact monetary value of the Scheme Consideration upon implementation of the Schemes is not certain and will depend on the price at which CRML Shares trade on NASDAQ (among other factors);

Question	Answer		More Information
	•	the risk profile of the Combined Group will be different to the risk profile of EUR, which may be disadvantageous to you; and

	•	you may consider that there is the potential for a Superior Proposal to emerge for EUR in the foreseeable future.

What happens if the Schemes are not implemented?	If the Schemes are not approved by EUR Securityholders or if the Schemes are not approved by the Court:		Sections 1.6 and 8.6

	•	CRML will not acquire EUR;

	•	you will not receive the Share Scheme Consideration or Option Scheme Consideration or a pro rata share of the Net Cash Proceeds (as applicable);

	•	the trading price of EUR Shares and EUR Options may fall below recent trading prices in the absence of a Superior Proposal for EUR;

	•	EUR will remain listed on the ASX;

	•	the transaction costs incurred by EUR will be borne by EUR; and

	•	the benefits associated with the Combined Group will not be realised.

What are the risks relating to the Combined Group?	An investment in the Combined Group is subject to several key risks, including:		Sections 8.3 and 8.4

	•	the Combined Group failing to realise benefits of the Merger; and

	•	risks relating to the Combined Group’s businesses and operations.

Further details of the risks associated with the implementation of the Schemes and the creation of the Combined Group are detailed in Section 8.

What are my options as an EUR Securityholder?	As an EUR Shareholder you have the following choices:		Sections 4.1 and 4.2

	•	vote in favour of the Share Scheme Resolution;

	•	vote against the Share Scheme Resolution;

	•	seek to sell some or all of your EUR Shares on ASX at any time prior to the close of trade on the Effective Date. If you sell your EUR Shares on ASX you may incur brokerage and other sale costs; or

	•	do nothing.

Question	Answer		More Information
As an EUR Optionholder, you have the following choices:

	•	vote in favour of the Option Scheme Resolution;

	•	vote against the Option Scheme Resolution;

	•	exercise your EUR Options at any time prior to 5:00pm (AWST) on the Business Day immediately before the Record Date in order to receive EUR Shares to be eligible to participate in the Share Scheme (provided that the EUR Shares are still held at the Record Date);

	•	seek to sell some or all of your EUR Options on ASX at any time prior to the close of trade on the Effective Date. If you sell your EUR Options on ASX you may incur brokerage and other sale costs; or

	•	do nothing.

You should carefully read this Scheme Booklet in its entirety before deciding whether to vote in favour of the relevant Scheme. If you are in any doubt as to what you should do, please consult your legal, financial, tax or other professional adviser.

Can I sell my EUR Shares and/or EUR Options now?	Yes. EUR Securityholders may seek to sell some or all of their EUR Shares or EUR Options on ASX at any time prior to the close of trade on the Effective Date, following which EUR will cease trading on ASX.		Sections 4.1 and 4.2

If you sell your EUR Shares or EUR Options on ASX before trading in EUR Shares ends, you:

	•	may receive the proceeds from the sale of your EUR Securities sooner than you would receive the Scheme Consideration under the Scheme applicable to you (noting that your sale proceeds may vary from the relevant Scheme Consideration);

	•	may incur brokerage and other sale costs;

	•	may be subject to CGT; and

	•	will not be able to participate in the Scheme applicable to you or a Superior Proposal, if one emerges.

Can I exercise my EUR Options now?	Yes. EUR Optionholders may elect to exercise their Options at any time prior to 5:00pm (AWST) on the Business Day prior to the Record Date. The Record Date is expected to be 4:00pm (AWST) or 7:00pm (AEDT) on Thursday, 29 October 2026.		Section 4.2

Any EUR Optionholder who exercises their EUR Options by no later than 5:00pm (AWST) on the Business Day prior to the Record Date, in accordance with the terms of the applicable EUR Options, will be issued EUR Shares and will be eligible to participate in the Share Scheme (provided the relevant EUR Shares are still held at the Record Date).

Question	Answer	More Information
Scheme Consideration

What is the Share Scheme Consideration?	If the Share Scheme becomes Effective, EUR Shareholders will receive the Share Scheme Consideration comprising New CRML Shares for each EUR Share held as at the Record Date, calculated by reference to the Share Scheme Transaction Ratio, which operates as a collar ranging from a maximum of 0.045 to a minimum of 0.025 New CRML Shares per EUR Share depending on CRML’s Scheme VWAP measured shortly before the Share Scheme Meeting, except for Ineligible Shareholders, Small Shareholders and Electing Holders, who will receive their pro rata share of the Net Cash Proceeds from the sale of the New CRML Shares under the Sale Facility described in Section 3.4(g).	Section 3.4(a)

The number of New CRML Shares comprising the Share Scheme Consideration will vary until the Share Scheme Transaction Ratio is determined, and the implied value of the Share Scheme Consideration will continue to vary with movements in the trading prices of CRML Shares and the AUD/USD exchange rate, among other factors.

The New CRML Shares issued as Scheme Consideration will be issued directly on the CRML Register maintained in the United States by the CRML Registry, Continental Stock Transfer & Trust Company, held in book entry form (i.e. uncertificated) with a DRS Statement dispatched to Share Scheme Participants as soon as reasonably practicable and in any event within 3 Business Days following the Implementation Date.

What is the Option Scheme Consideration?	If the Option Scheme becomes Effective, EUR Optionholders will receive the Option Scheme Consideration comprising New CRML Shares for each EUR Option held as at the Record Date, calculated by reference to the Share Scheme Transaction Ratio, which operates as a collar ranging from a maximum of 0.045 to a minimum of 0.025 New CRML Shares per EUR Share depending on CRML’s Scheme VWAP measured shortly before the Share Scheme Meeting, less that number of CRML Shares representing the exercise price they would otherwise have had to pay to exercise their EUR Options into EUR Shares (i.e. a “net exercise” basis, which will result in a nil entitlement where the exercise price exceeds the value of the New CRML Shares otherwise attributable to that EUR Option), except for Ineligible Optionholders, Small Optionholders and Electing Holders, who will receive their pro rata share of the Net Cash Proceeds from the sale of the New CRML Shares under the Sale Facility described in Section 3.4(g).	Section 3.4(b)

Question	Answer	More Information
The number of New CRML Shares comprising the Option Scheme Consideration will vary until the Share Scheme Transaction Ratio is determined, and the implied value of the Option Scheme Consideration will continue to vary with movements in the trading prices of CRML Shares and the AUD/USD exchange rate, among other factors.

The New CRML Shares issued as Scheme Consideration will be issued directly on the CRML Register maintained in the United States by the CRML Registry, Continental Stock Transfer & Trust Company, held in book entry form (i.e. uncertificated) with a DRS Statement dispatched to Option Scheme Participants as soon as reasonably practicable and in any event within 3 Business Days following the Implementation Date.

How and when the Share Scheme Transaction Ratio determined?	The Share Scheme Transaction Ratio is the number of New CRML Shares you will receive for each EUR Share you hold on the Record Date. It is not a fixed number. It will float between a minimum of 0.025 and a maximum of 0.045 New CRML Shares per EUR Share, depending on the price at which CRML Shares trade on NASDAQ in the period leading up to the Share Scheme Meeting (the Scheme VWAP).	Section 3.4

In summary:

• if the Scheme VWAP is US$8.00 (the Floor Price) or less, you will receive the maximum of 0.045 New CRML Shares for each EUR Share;

• if the Scheme VWAP is US$16.00 (the Ceiling Price) or more, you will receive the minimum of 0.025 New CRML Shares for each EUR Share; and

• if the Scheme VWAP is between the Floor Price and the Ceiling Price, you will receive a number of New CRML Shares between 0.025 and 0.045, calculated using the formula in Section 3.4(a).

This means the number of New CRML Shares an EUR Securityholder receives moves inversely with the CRML Share price: the lower the Scheme VWAP, the more New CRML Shares you receive (up to the maximum); the higher the Scheme VWAP, the fewer you receive (down to the minimum).

EUR will announce the precise Share Scheme Transaction Ratio to ASX the day before the Scheme Meetings.

Who is entitled to receive the Share Scheme Consideration?	All EUR Shareholders on the EUR Register as at the Record Date (4:00pm (AWST) or 7:00pm (AEDT) on Thursday, 29 October 2026) are entitled to receive the Share Scheme Consideration in the form of New CRML Shares, except for Ineligible Shareholders, Small Shareholders and Electing Shareholders who will receive their pro rata share of the Net Cash Proceeds under the Sale Facility as described in Section 3.4(g).	Sections 3.2(e) and 3.4(a)

Question	Answer	More Information
Who is entitled to receive the Option Scheme Consideration?	All EUR Optionholders on the EUR Register as at the Record Date (being 4:00pm (AWST) or 7:00pm (AEDT) on Thursday, 29 October 2026) are entitled to receive the Option Scheme Consideration in the form of New CRML Shares, except for Ineligible Optionholders, Small Optionholders and Electing Optionholders who will receive their pro rata share of the Net Cash Proceeds under the Sale Facility as described in Section 3.4(g).	Sections 3.3(d) and 3.4(b)

Can I elect to receive Net Cash Proceeds instead of New CRML Shares as Scheme Consideration?	Yes. EUR Securityholders who are Eligible Electing Shareholders or Eligible Electing Optionholders may elect to receive the Net Cash Proceeds of the sale of the New CRML Shares they would otherwise be entitled to receive as Scheme Consideration. The relevant New CRML Shares will be sold by the Sale Agent under the Sale Facility described in Section 3.4(g).	Sections 3.4(f) and 3.4(g)

EUR Securityholders who are Eligible Electing Shareholders or Eligible Electing Optionholders and wish to have the New CRML Shares they would otherwise be entitled to receive as Scheme Consideration sold under the Sale Facility must return a completed Opt-In Form by no later than the Opt-In Cut-Off Time, being 3:00pm (AWST) or 6:00pm (AEDT) on Tuesday, 27 October 2026.

When will I receive my Scheme Consideration?	If the Schemes become Effective, the New CRML Shares issued as Scheme Consideration will be issued to each Scheme Participant (other than Ineligible Holders, Small Holders and Electing Holders) on the Implementation Date, which is currently expected to be Thursday, 5 November 2026.	Important Dates section and Section 3.4

The New CRML Shares issued as Scheme Consideration will be issued directly on the CRML Register maintained in the United States by the CRML Registry, Continental Stock Transfer & Trust Company, held in book entry form (i.e. uncertificated) with a DRS Statement dispatched to Scheme Participants as soon as reasonably practicable and in any event within 3 Business Days following the Implementation Date.

Question	Answer	More Information
Scheme Participants who have included their email address in the EUR Register as of the Record Date and have opted to receive their DRS Statements through the election system set forth therein will receive an electronic copy of the DRS Statement within 2 Business Days following the Implementation Date, in lieu of dispatch of the mailed holding statement.

Ineligible Holders, Small Holders and Electing Holders will not receive New CRML Shares and will instead be paid the Net Cash Proceeds by cheque in AUD sent to the registered address or through direct payment to their nominated bank account as soon as practicable after the Implementation Date.

Will I be able to trade my New CRML Shares on the ASX?	No. The New CRML Shares will only be able to be traded on NASDAQ.	Section 7.8

Will I be able to trade my New CRML Shares on NASDAQ?	Yes. The New CRML Shares will be listed and tradeable on NASDAQ.	Section 7.8

As soon as reasonably practicable and in any event within 3 Business Days following the Implementation Date, CRML will procure the dispatch of DRS Statements to EUR Securityholders (other than Ineligible Holders, Small Holders and Electing Holders) representing the Scheme Consideration issued to them, who in turn will be able to trade their New CRML Shares following receipt of their DRS Statement evidencing ownership of such shares. EUR Securityholders should note they will not be able to trade their New CRML Shares before receiving the DRS Statement. To trade the New CRML Shares, EUR Securityholders will need to instruct a stockbroker that can accept transfers of shares represented by a DRS Statement and who is able to execute trades on NASDAQ. EUR Securityholders should further note that not all Australian stockbrokers are able to accept transfers of shares represented by DRS Statements nor trade securities on NASDAQ and/or settle trades of securities sold on NASDAQ in Australian dollars. It is the responsibility of EUR Securityholders to ensure appropriate arrangements are in place if they wish to trade New CRML Shares.

What are the risks associated with New CRML Shares?	There are a number of risks associated with New CRML Shares including:	Sections 8.3, 8.4 and 8.5

• risk factors relating to CRML, and to certain additional risks relating to the Combined Group and the integration of EUR into CRML’s business;

• failure to realise the benefits of the Schemes; and

• risks that EUR and CRML securityholders are currently exposed to, which will apply to the Combined Group after implementation of the Schemes.

Further details of the risks associated with New CRML Shares are set out in Sections 8.3, 8.4 and 8.5.

Question	Answer	More Information
What are the taxation implications of the Schemes?	If the Schemes become Effective, there will be tax consequences for EUR Securityholders which may include tax being payable on any gain on disposal of their EUR Shares or EUR Options (as applicable).	Sections 3.11 and 9

Section 9 provides a general description of certain Australian taxation consequences for EUR Securityholders.

EUR does not intend to apply to the ATO for a class ruling to confirm the Australian income tax implications for EUR Securityholders in relation to their disposal of EUR Shares and/or EUR Options under the Share Scheme or Option Scheme (as applicable) (including the availability of scrip-for-scrip Roll-Over Relief in relation to the Share Scheme) (ATO Class Ruling) and therefore the income tax implications of the Schemes cannot be confirmed with certainty. EUR Securityholders should seek, and rely on, their own independent professional tax advice having regard to their particular circumstances. It is anticipated that the Australian income tax implications of the Schemes will likely be generally consistent with the key implications summarised in Section 9.

Section 9 also provides a general description of the U.S., the UK and New Zealand tax implications for EUR Securityholders.

Will Share Scheme Participants and Option Scheme Participants have to pay brokerage or stamp duty?	No brokerage or stamp duty should be payable by Scheme Participants on the acquisition by CRML of their EUR Shares and/or EUR Options (as applicable) under the relevant Scheme or on the receipt by Share Scheme Participants or Option Scheme Participants of the New CRML Shares as Share Scheme Consideration and/or Option Scheme Consideration (as applicable). If you dispose of your EUR Shares and/or EUR Options (as applicable) before the Record Date, brokerage fees may apply.	Sections 4.1, 4.2 and 9.8

Why will I receive New CRML Shares registered in the United States, rather than CDIs quoted on ASX?	CRML is incorporated in the British Virgin Islands and its shares are quoted on NASDAQ. For a class of CRML securities to be traded on ASX, they would need to be quoted in the form of CHESS Depositary Interests (CDIs), being interests quoted on ASX which give the holder a beneficial interest in an underlying foreign security. That would require CRML to apply for and be granted admission to the Official List of ASX and quotation of the CDIs, and to comply with the ASX Listing Rules on an ongoing basis in addition to its existing NASDAQ and United States securities law obligations. CRML does not propose to seek admission to the Official List of ASX. The Scheme Consideration will therefore be issued as New CRML Shares registered directly on the CRML Register in the United States, held in book entry form (that is, uncertificated) and evidenced by a DRS Statement. EUR and CRML consider that this structure has the following advantages for Scheme Participants:	N/A

• trading in CRML Shares is expected to remain concentrated in a single market on NASDAQ, rather than being divided between NASDAQ and a separate, and likely smaller, ASX market in CDIs;

Question	Answer		More Information
	•	all holders will hold the same class of security on a single register, without the additional depositary layer and CDI ratio that a CDI structure involves; and

	•	it avoids the cost, time and ongoing compliance obligations of a CRML listing on ASX at the same time as EUR is being removed from the Official List.

To trade your New CRML Shares you will need to instruct a stockbroker who can accept transfers of shares represented by a DRS Statement and who can execute trades on NASDAQ. Not all Australian stockbrokers are able to do so. If you do not wish to hold New CRML Shares and you are an Eligible Electing Shareholder or Eligible Electing Optionholder, you may elect to participate in the Sale Facility by returning an Opt-In Form by the Opt-In Cut-Off Time, in which case the New CRML Shares you would otherwise receive will be sold and you will be paid the Net Cash Proceeds.

Ineligible Holders, Small Holders and Electing Holders

Who is an Ineligible Shareholder or Ineligible Optionholder?	An Ineligible Shareholder or Ineligible Optionholder is an EUR Shareholder or EUR Optionholder (as applicable) whose Registered Address is a place other than Australia and its external territories, New Zealand and the United States of America unless CRML determines that:		Section 3.4(d)

	•	it is lawful and not unduly onerous or unduly impracticable to issue that Share Scheme Participant or Option Scheme Participant with the New CRML Shares on implementation of the Share Scheme or Option Scheme (as applicable); and

	•	it is lawful for that Share Scheme Participant or Option Scheme Participant to participate in the Share Scheme or Option Scheme (as applicable) by the law of the relevant place outside Australia and its external territories, New Zealand and the United States of America.

Question	Answer	More Information
What will Ineligible Shareholders and Ineligible Optionholders receive under the Schemes?	If you are an Ineligible Shareholder or Ineligible Optionholder, you will not receive New CRML Shares as Share Scheme Consideration or Option Scheme Consideration (as applicable). Instead, any New CRML Shares you would have otherwise been entitled to, will be sold through the Sale Facility. You will then be entitled to receive your pro rata share of the Net Cash Proceeds under the Sale Facility.	Sections 3.4(d), 3.4(g) and Annexure B

Who is a Small Shareholder or Small Optionholder?	A Small Shareholder or Small Optionholder is an EUR Shareholder or EUR Optionholder (other than an Ineligible Shareholder or Ineligible Optionholder) who, based on their holding of EUR Shares or EUR Options on the Record Date, would, upon implementation of the Share Scheme or the Option Scheme, be entitled to receive less than 35 New CRML Shares. Based on the 20-day VWAP of CRML Shares up to the last close of trade on NASDAQ prior to the Last Practicable Date (US$6.38) and the AUD/USD exchange rate of 0.71/1 as at that date, 35 New CRML Shares had an implied value of approximately US$223, or approximately A$314. Refer to Section 3.4(e).	Section 3.4(e)

What will Small Shareholders and Small Optionholders receive under the Schemes?	If you are a Small Shareholder or Small Optionholder, you will not receive New CRML Shares as Share Scheme Consideration or Option Scheme Consideration. Instead, any New CRML Shares you would have otherwise been entitled to, will be sold through the Sale Facility. You will then be entitled to receive your pro rata share of the Net Cash Proceeds under the Sale Facility.	Sections 3.4(e) and 3.4(g)

Who is an Eligible Electing Shareholder or Eligible Electing Optionholder?	An Eligible Electing Shareholder or Eligible Electing Optionholder is an EUR Shareholder or EUR Optionholder (other than an Ineligible Holder or Small Holder) who holds equal to or less than 50,000 EUR Shares or EUR Options on the Record Date. Eligible Electing Holders are entitled to make an election to participate in the Sale Facility by returning an Opt-In Form to the Registry by the Opt-In Cut-Off Time, being 3:00pm (AWST) or 6:00pm (AEDT) on Tuesday, 27 October 2026.	Section 3.4(f)

What will Electing Shareholders and Electing Optionholders receive under the Schemes?	If you are an Electing Shareholder or Electing Optionholder, you will not receive New CRML Shares as Share Scheme Consideration or Option Scheme Consideration (as applicable). Instead, any New CRML Shares you would have otherwise been entitled to, will be sold through the Sale Facility. You will then be entitled to receive your pro rata share of the Net Cash Proceeds under the Sale Facility.	Sections 3.4(f) and 3.4(g)

What is the Sale Facility?	CRML, in consultation with EUR, has appointed Canaccord as Sale Agent to facilitate the sale of New CRML Shares pursuant to the Sale Facility. The Sale Agent shall act on behalf of CRML and for the benefit of the Ineligible Holders, Small Holders and Electing Holders to receive the Relevant CRML Shares and sell them through the Sale Facility, at the Electing Holders’ cost.	Section 3.4(g)

Question	Answer	More Information
The Sale Facility will be used to sell New CRML Shares that otherwise would have been received by:

• Ineligible Shareholders and Ineligible Optionholders;

• Small Shareholders and Small Optionholders; and

• Electing Shareholders and Electing Optionholders.

Under the Sale Facility, the Sale Agent will as soon as reasonably practicable within 25 Business Days sell all of the relevant New CRML Shares (including on an aggregated or partially aggregated basis) in the ordinary course of trading on NASDAQ at such price and in such manner as the Sale Agent reasonably determines in good faith. Ineligible Shareholders, Ineligible Optionholders, Small Shareholders, Small Optionholders, Electing Shareholders and Electing Optionholders will receive their proportion of the Net Cash Proceeds of the sales.

The Net Cash Proceeds will be transferred by the Sale Agent to CRML as soon as reasonably practicable (and in any event within 10 Business Days) after the settlement of the sale of all relevant New CRML Shares on NASDAQ. CRML will in turn pay or cause to be paid within 10 Business Days after receipt of the Net Cash Proceeds to the applicable holders an amount in AUD equal to the proportion of the Net Cash Proceeds to which that person is entitled to receive as Scheme Consideration.

Before providing a sale instruction, EUR Securityholders should carefully consider the terms and conditions applicable to the Sale Facility.

Scheme Meetings

When and where will the Scheme Meetings be held?	The Share Scheme Meeting is scheduled to be held at 32 Harrogate Street, West Leederville WA 6007 at 10:30am (AWST) on Thursday, 22 October 2026.	Section 4.3, Annexure G and Annexure H

The Option Scheme Meeting is scheduled to be held at the later of 11:00am (AWST) or at the conclusion of the Share Scheme Meeting on the same date (on Thursday, 22 October 2026).

Refer to the Notice of Share Scheme Meeting set out in Annexure G of this Scheme Booklet and Notice of Option Scheme Meeting set out in Annexure H of this Scheme Booklet for further information.

Question	Answer	More Information
Who is entitled to vote on the Share Scheme?	EUR Shareholders who are recorded as the holder of EUR Shares on the EUR Register as at 5:00pm (AWST) or 8:00pm (AEDT) on Tuesday, 20 October 2026, are entitled to vote at the Share Scheme Meeting.	Section 4.4

Refer to Section 4 of this Scheme Booklet for further information on the Scheme Meetings and how to vote.

Who is entitled to vote on the Option Scheme?	EUR Optionholders who are recorded as the holder of EUR Options on the EUR Register as at 5:00pm (AWST) or 8:00pm (AEDT) on Tuesday, 20 October 2026, are entitled to vote at the Option Scheme Meeting.	Sections 4.4 and 4.5

Refer to Section 4 of this Scheme Booklet for further information on the Scheme Meetings and how to vote.

What will EUR Securityholders be asked to vote on at the Scheme Meetings?	At the Share Scheme Meeting, EUR Shareholders will be asked to vote on whether to approve the Share Scheme Resolution.	Annexure G and Annexure H

At the Option Scheme Meeting, EUR Optionholders will be asked whether to approve the Option Scheme Resolution.

What is the approval threshold for the Share Scheme and Option Scheme?	For the Share Scheme to be approved by EUR Shareholders, votes in favour of the Share Scheme must be received from:	Sections 3.2 and 3.3

• a majority in number (more than 50%) of EUR Shareholders present and voting at the Share Scheme Meeting (in person, by proxy, by attorney or, in the case of a corporate EUR Shareholder, by corporate representative); and

• EUR Shareholders who together hold at least 75% of the total number of votes cast on the Share Scheme Resolution.

For the Option Scheme to be approved by EUR Optionholders, votes in favour of the Option Scheme must be received from:

• a majority in number (more than 50%) of EUR Optionholders present and voting at the Option Scheme Meeting (in person, by proxy, by attorney or, in the case of a corporate EUR Optionholder, by corporate representative); and

• EUR Optionholders who together hold at least 75% of the total number of votes cast on the Option Scheme Resolution.

Refer to Section 4 of this Scheme Booklet for further information on the Scheme Meetings and how to vote.

How do EUR’s substantial shareholders intend to vote?	As at the date of this Scheme Booklet, none of EUR’s substantial shareholders have indicated to EUR how they intend to vote the EUR Shares controlled by them at the Share Scheme Meeting.	Section 5.8

Should any of the substantial shareholders provide EUR with an intention statement following the date of this Scheme Booklet, this will be announced to ASX.

Question	Answer	More Information
Is voting compulsory?	While voting is not compulsory, your vote is important and could be crucial in determining whether the Schemes are approved. EUR Securityholders are strongly encouraged to vote at the Scheme Meeting relevant to them.	Section 4.7

EUR Securityholders who cannot attend the Scheme Meeting relevant to them may complete and return the personalised proxy form (enclosed with this Scheme Booklet) or alternatively appoint a representative with a power of attorney.

Refer to the meeting details and how to vote in Section 4.7 of this Scheme Booklet for further information.

How do I vote?	Details of how to vote are set out in Section 4.7 of this Scheme Booklet and are also included in the Notice of Share Scheme Meeting set out in Annexure G and Notice of Option Scheme Meeting set out in Annexure H of this Scheme Booklet.	Section 4.7, Annexure G and Annexure H

When will the results of the Scheme Meetings be known?	The results of the Scheme Meetings are expected to be available shortly after the conclusion of the relevant Scheme Meeting and will be announced to ASX (www.asx.com.au).	N/A

Conditions and implementation of the Share Scheme

What are the conditions that must be satisfied or waived for the Share Scheme to be implemented?	The Share Scheme is subject to a number of Conditions Precedent, which are set out in clause 3.1 of the Scheme Implementation Deed and summarised in Section 3.5(a).	Section 3.5(a) and Annexure B

As at the Last Practicable Date, the following conditions remain outstanding:

• EUR Shareholder approval of the Share Scheme Resolution by the Requisite Majorities;

• EUR Optionholder approval of the Option Scheme Resolution by the Requisite Majorities;

• Court approval of the Share Scheme at the Second Court Hearing;

• Court approval of the Option Scheme at the Second Court Hearing;

• EUR Shareholder approval of the Related Party Resolutions at the General Meeting;

• the Minimum Cash Condition being satisfied or waived, being the aggregate of EUR Group’s Net Cash and Cash Equivalents plus the amount of any Velta Loans (up to the Permitted Balance) equalling or exceeding the Minimum Cash Amount of $330,000,000 as at 8:00am on the date of the Second Court Date;

Question	Answer		More Information
	•	all approvals of a Regulatory Authority which EUR and CRML (acting reasonably) agree are necessary or desirable to implement the Share Scheme having been obtained; and

	•	other customary conditions.

What is required for the Share Scheme to become Effective?	The Share Scheme will become Effective if:		Sections 3.2, 3.5(a) and Annexure B

	•	the Share Scheme is approved by the Requisite Majorities of EUR Shareholders at the Scheme Meeting;

	•	the Court approves the Share Scheme and the Option Scheme at the Second Court Hearing and the Court order is lodged with ASIC; and

	•	all other Conditions Precedent to the Share Scheme are satisfied or waived (where capable of waiver).

Can the Share Scheme be terminated?	The Scheme Implementation Deed may be terminated in certain circumstances. If the Scheme Implementation Deed is terminated, the Share Scheme will not proceed.		Annexure B

What happens to my EUR Shares if I do not vote or vote against the Share Scheme, and the Share Scheme becomes Effective and is implemented?	If you do not vote, or vote against the Share Scheme, and the Share Scheme becomes Effective and is implemented, any EUR Shares held by you will be transferred to CRML and you will receive the Share Scheme Consideration (unless you are an Ineligible Shareholder, Small Shareholder or Electing Holder, in which case you will receive your pro rata share of the Net Cash Proceeds under the Sale Facility, instead of the Share Scheme Consideration), despite not having voted or having voted against the Share Scheme.		Sections 1.6 and 3.2

Conditions and implementation of the Option Scheme

What are the conditions that must be satisfied or waived for the Option Scheme to be implemented?	The Option Scheme is subject to a number of Conditions Precedent, which are set out in clause 3.2 of the Scheme Implementation Deed and summarised in Section 3.5(b).		Section 3.5(b) and Annexure B

As at the Last Practicable Date, the following conditions remain outstanding:

	•	EUR Optionholder approval of the Option Scheme Resolution by the Requisite Majorities;

	•	Court approval of the Option Scheme at the Second Court Hearing;

	•	the Share Scheme having become Effective; and

	•	other customary conditions.

Question	Answer	More Information
What is required for the Option Scheme to become Effective?	The Option Scheme will become Effective if:	Sections 3.3 and 3.5(b)

• the Option Scheme is approved by the Requisite Majorities of EUR Optionholders at the Scheme Meeting;

• the Court approves the Option Scheme at the Second Court Hearing and the Court order is lodged with ASIC;

• the Share Scheme is Effective; and

• all other Conditions Precedent to the Option Scheme are satisfied or waived (where capable of waiver).

Can the Option Scheme be terminated?	The Scheme Implementation Deed may be terminated in certain circumstances. If the Scheme Implementation Deed is terminated, the Option Scheme will not proceed.	Annexure B

What happens to my EUR Options if I do not vote or vote against the Option Scheme, and the Option Scheme becomes Effective and is implemented?	If you do not vote, or vote against the Option Scheme, and the Option Scheme becomes Effective and is implemented, any EUR Options held by you will be dealt with in accordance with the Option Scheme and you will receive the Option Scheme Consideration (unless you are an Ineligible Optionholder, Small Optionholder or Electing Holder, in which case you will receive your pro rata share of the Net Cash Proceeds under the Sale Facility, instead of the Option Scheme Consideration), despite not having voted or having voted against the Option Scheme.	Sections 1.6(a) and 3.3

Information about CRML

Who is CRML?	CRML is a NASDAQ-listed mining development company focused on critical metals and minerals with a market capitalisation of approximately US$971 million.[8]	Section 6

CRML’s flagship project is the Tanbreez Rare Earth Project, a large, rare-earth deposit located in South Greenland, of which it holds a 92.5% interest and EUR holds the remaining 7.5% interest. CRML also holds a 100% interest in the Wolfsberg Lithium Project, which is a fully-permitted lithium project located in Austria.

Refer to Section 6 for further information.

Why does CRML wish to acquire EUR?	CRML considers that, among other factors, implementation of the Schemes will:	CRML Letter and Section 7

• create a diversified critical minerals company with 100% ownership of two strategically important assets in the Tanbreez Rare Earth Project and Wolfsberg Lithium Project at the centre of global supply chain diversification for rare earths and lithium, respectively; and

• combine the balance sheets of CRML and EUR such that the Combined Group will be fully-funded to undertake its near to medium term objectives at the above mentioned critical minerals projects.

8	Based on the closing price of CRML Shares on NASDAQ at the Last Practicable Date.

Question	Answer	More Information
Relationship between the Share Scheme and Option Scheme and General Meeting

What happens if the Share Scheme is not approved?	If the Share Scheme is not approved by the Requisite Majorities, the Share Scheme will not proceed. The Option Scheme is conditional on the Share Scheme becoming Effective. Accordingly, if the Share Scheme Resolution is not approved by the Requisite Majorities, the Option Scheme will not proceed.	Sections 3.1 and 8.6

What happens if the Share Scheme is approved but the Option Scheme is not?	The Share Scheme is conditional on EUR Optionholders’ approval of the Option Scheme Resolution and approval of the Option Scheme by the Court. If the Share Scheme Resolution is approved by the Requisite Majorities but the Option Scheme Resolution is not, the Share Scheme will not proceed.	Section 3.1

What happens if the Related Party Resolutions are not approved?	The Share Scheme is conditional on EUR Shareholders’ approval of the Related Party Resolutions. Accordingly, if the Related Party Resolutions are not approved by EUR Shareholders, neither the Share Scheme nor Option Scheme will proceed.	Section 3.5(a) and Annexure I

Information about the Combined Group

What is the Combined Group?	The Combined Group is the CRML Group following implementation of the Schemes, which will include the EUR Group. If the Schemes are implemented, CRML will become the parent company of EUR.	Section 7

What will be the strategy of the Combined Group?	If the Schemes are implemented, it is intended that the business of EUR will be integrated into CRML’s existing business and will be continued substantially in the same manner as it is presently being conducted.	Sections 7.3 and 7.4

Upon implementation of the Schemes, CRML intends to leverage the Combined Group’s significant technical expertise and enhanced funding position to de-risk exploration and development of the Tanbreez Rare Earth Project.

Refer to Section 7 for further information.

What will the Combined Group be called?	The Combined Group will operate under CRML’s current name of “Critical Metals Corp.” and be listed on the NASDAQ with the ticker code “CRML”.	Section 7.2

Will there be any changes to the CRML Board?	The board of CRML following implementation of the Schemes is expected to comprise the existing directors of CRML.	Section 7.5

Question	Answer	More Information
What will the dividend policy of the Combined Group be?	The CRML Board will review the amount of any future dividends to be paid to shareholders having regard to the Combined Group’s profits, its financial position and the Board’s assessment of the capital required to grow the Combined Group’s business. CRML does not anticipate declaring any cash dividends to CRML Shareholders in the foreseeable future.	Section 7.10

Refer to Section 7.10 for further information.

What are the key risks in relation to the business and operations of the Combined Group?	Please refer to Sections 8.3, 8.4 and 8.5 for a summary of the risk factors in relation to the business and operations of the Combined Group.	Sections 8.3, 8.4 and 8.5

Information about the General Meeting

Where can I find more information about the General Meeting and the Related Party Resolutions?	Further information about the General Meeting and the Related Party Resolutions can be found in the Notice of General Meeting which forms Annexure I to this Scheme Booklet.	Annexure I

Additional information

What other information is available?	For further information, contact the EUR Information Line between 8:00am and 5:00pm (AEST) Monday to Friday (excluding national public holidays in Australia):	N/A

Within Australia: 1300 630 625

Outside Australia: +61 2 9000 7014

3.	OVERVIEW OF THE SCHEMES

3.1	Background

On 19 May 2026, European Lithium announced that it had entered into the Scheme Implementation Deed with Critical Metals under which, subject to the satisfaction or waiver (where permitted) of the Conditions Precedent, EUR agrees to propose the Schemes to EUR Securityholders. On 3 July 2026, EUR announced that it had entered into an amendment deed to the Scheme Implementation Deed to effect changes to certain implementation mechanics of the Scheme while preserving the existing commercial terms.

On 19 August 2026, EUR announced that it had entered into a second amendment deed to the Scheme Implementation Deed to effect an amendment to the Share Scheme Transaction Ratio (and, correspondingly, the Option Scheme Consideration) from a fixed ratio of 0.035 New CRML Shares per EUR Share to a variable ratio of between 0.025 and 0.045 New CRML Shares per EUR Share, determined by reference to CRML’s volume weighted average share price on NASDAQ over the 20 trading days ending two trading days before the Share Scheme Meeting.

If CRML’s Scheme VWAP is US$8.00 or less, the ratio will be fixed at the maximum of 0.045 New CRML Shares per EUR Share. If CRML’s Scheme VWAP is US$16.00 or more, the ratio will be fixed at the minimum of 0.025 New CRML Shares per EUR Share. Where CRML’s Scheme VWAP falls between US$8.00 and US$16.00, the ratio will move on a straight-line basis between 0.045 and 0.025.

The use of a floating exchange ratio with a cap and collar means EUR and CRML securityholders are afforded certain protection against market volatility and fluctuations in the price of CRML Shares between $8.00 and $16.00 up to the date of the Scheme Meetings. For example, given that the number of CRML Shares to be issued will float:

●	as the Scheme VWAP moves upward between $8.00 and $16.00, the transaction will be less dilutive to CRML Shareholders, and EUR Shareholders will own less of CRML post transaction; whereas

●	as the Scheme VWAP moves downward between $16.00 and $8.00, the transaction will be more dilutive to CRML Shareholders, and EUR Shareholders will own more of CRML post transaction.

A summary of the key terms of the Scheme Implementation Deed is set out in Annexure B, a copy of the Share Scheme is set out in Annexure C and a copy of the Option Scheme is set out in Annexure D.

The Share Scheme is conditional on EUR Optionholders approving the Option Scheme Resolution by the Requisite Majorities at the Option Scheme Meeting and the Court approving the Option Scheme. If EUR Optionholders do not approve the Option Scheme Resolution by the Requisite Majorities at the Option Scheme Meeting or the Court does not approve the Option Scheme, the Share Scheme will not proceed.

The Option Scheme is conditional on the Share Scheme becoming Effective. Accordingly, if the Share Scheme Resolution is not approved by the Requisite Majorities, the Option Scheme will not proceed.

3.2	Key steps to implement the Share Scheme

(a)	Share Scheme Meeting

The Court has ordered that the Share Scheme Meeting be held at 10:30am (AWST) on Thursday, 22 October 2026 at 32 Harrogate Street, West Leederville WA 6007 for the purposes of approving the Share Scheme Resolution. The Notice of Share Scheme Meeting setting out the Share Scheme Resolution is included in Annexure G.

To be passed, the Share Scheme Resolution must be approved by the Requisite Majorities of EUR Shareholders, being:

●	unless the Court orders otherwise, a majority in number (more than 50%) of EUR Shareholders present and voting at the Share Scheme Meeting (either in person or by proxy, attorney or, in the case of corporate EUR Shareholders, body corporate representatives); and

●	at least 75% of the total number of votes cast on the Share Scheme Resolution at the Share Scheme Meeting.

EUR Shareholders who are registered on the EUR Register at 5:00pm (AWST) or 8:00pm (AEDT) on Tuesday, 20 October 2026 will be entitled to vote on the Share Scheme.

Instructions on how to attend and vote at the Share Scheme Meeting in person, or to appoint a proxy to attend and vote on your behalf, are set out in Section 4.7 and the Notice of Share Scheme Meeting is set out in Annexure G.

Voting is not compulsory. However, the Independent Board Committee recommends that EUR Shareholders vote in favour of the Share Scheme, in the absence of a Superior Proposal and subject to the Independent Expert continuing to conclude that the Share Scheme is in the best interests of EUR Shareholders.9

You should be aware that even if you do not vote, or vote against the Share Scheme, the Share Scheme may still be implemented if it is approved by the Requisite Majorities of EUR Shareholders and the Court. If this occurs, your EUR Shares will be transferred to CRML and you will receive the Share Scheme Consideration even if you did not vote on, or voted against, the Share Scheme.

The results of the Share Scheme Meeting will be available shortly after the conclusion of the Share Scheme Meeting and will be announced to ASX (www.asx.com.au).

(b)	Court approval of Share Scheme

EUR will apply to the Court for orders approving the Share Scheme if:

●	the Share Scheme Resolution is approved by the Requisite Majorities of EUR Shareholders at the Share Scheme Meeting;

●	all Conditions Precedent to the Share Scheme have been satisfied or waived (where capable of waiver).

Each EUR Shareholder, or with the Court’s permission, any other interested person, may appear at the Second Court Hearing. The Court’s approval of the Share Scheme will also be relied upon by CRML for the purposes of the exemption from registration under Section 3(a)(10) of the US Securities Act in respect of the New CRML Shares to be issued under the Share Scheme.

(c)	Effective Date

If the Court approves the Share Scheme at the Second Court Hearing, EUR will lodge an office copy of the Court order with ASIC. The Share Scheme will become Effective upon lodgement of the Court order with ASIC and EUR will give notice of this event by announcement to ASX.

(d)	Suspension of trading

EUR Shares will continue to trade on ASX until the close of trade on the Effective Date.

(e)	Record Date and entitlement to Share Scheme Consideration

EUR Shareholders who are registered on the EUR Register on the Record Date (currently expected to be 4:00pm (AWST) or 7:00pm (AEDT) on Thursday, 29 October 2026) will be entitled to receive the Share Scheme Consideration in respect of the EUR Shares they hold at that time.

Ineligible Shareholders and Small Shareholders will be entitled to receive their pro rata share of the Net Cash Proceeds under the Sale Facility, instead of the Share Scheme Consideration.

[9]	In respect of the recommendations of the Independent Board Committee, EUR Securityholders should have regard to the fact that, if the Schemes are implemented, the Independent EUR Director will receive certain personal benefits as further detailed in the Section titled “Important Notices” on page v of this Scheme Booklet.

(f)	Dealings on or prior to the Record Date

For the purposes of determining which EUR Shareholders are eligible to participate in the Share Scheme, dealings in EUR Shares will only be recognised if:

●	in the case of dealings of the type to be effected using CHESS, the transferee is registered on the EUR Register as the holder of the relevant EUR Shares before the Record Date (and the transferee remains the registered holder as at the Record Date); and

●	in all other cases, registerable transfer or transmission applications in respect of those dealings, or valid requests in respect of other alterations, are received by Computershare Investor Services Pty Limited before the Record Date (and the transferee remains registered as at the Record Date).

For the purposes of determining entitlements under the Share Scheme, EUR will not accept for registration or recognise any transfer or transmission application in respect of EUR Shares received after the Record Date.

(g)	Dealings after the Record Date

For the purpose of determining entitlements to the Share Scheme Consideration, EUR must maintain the EUR Register in its form as at the Record Date until the Share Scheme Consideration has been issued to the Share Scheme Participants and CRML has been entered in the EUR Register as the holder of all the EUR Shares. The EUR Register in this form will solely determine entitlements to the Share Scheme Consideration.

After the Record Date:

●	all statements of holding for EUR Shares or share certificates (other than statements of holding in favour of CRML) will cease to have effect as documents relating to title in respect of such EUR Shares; and

●	each entry on the EUR Register (other than entries on the EUR Register in respect of CRML) will cease to have effect except as evidence of entitlement to the Share Scheme Consideration in respect of the EUR Shares relating to that entry.

(h)	Implementation Date

Share Scheme Participants (other than Ineligible Shareholders and Small Shareholders) will be issued the Share Scheme Consideration on the Implementation Date (which is currently expected to be Thursday, 5 November 2026). Subject to the provision of the Share Scheme Consideration to Share Scheme Participants, the EUR Shares will be transferred to CRML.

After the Implementation Date, CRML must send a holding statement or equivalent document to each Share Scheme Participant (other than an Ineligible Shareholder or a Small Shareholder) representing the number of New CRML Shares issued to the Share Scheme Participant pursuant to the Share Scheme.

3.3	Key steps to implement the Option Scheme

(a)	Option Scheme Meeting

The Court has ordered that the Option Scheme Meeting be held at the later of 11:00am (AWST) or at the conclusion of the Share Scheme Meeting on Thursday, 22 October 2026 at 32 Harrogate Street, West Leederville WA 6007 for the purposes of approving the Option Scheme Resolution. The Notice of Option Scheme Meeting setting out the Option Scheme Resolution is included in Annexure H.

To be passed, the Option Scheme Resolution must be approved by the Requisite Majorities of EUR Optionholders, being:

●	a majority in number (more than 50%) of EUR Optionholders present and voting at the Option Scheme Meeting (either in person or by proxy, attorney or, in the case of corporate EUR Optionholders, body corporate representatives); and

●	at least 75% of the total number of votes cast on the Option Scheme Resolution at the Option Scheme Meeting.

EUR Optionholders who are registered on the EUR Register at 5:00pm (AWST) or 8:00pm (AEDT) on Tuesday, 20 October 2026 will be entitled to vote on the Option Scheme.

Instructions on how to attend and vote at the Option Scheme Meeting in person, or to appoint a proxy to attend and vote on your behalf, are set out in Section 4 and the Notice of Option Scheme Meeting is set out in Annexure H.

Voting is not compulsory. However, the Independent Board Committee recommends that EUR Optionholders vote in favour of the Option Scheme, in the absence of a Superior Proposal and subject to the Independent Expert continuing to conclude that the Option Scheme is in the best interests of EUR Optionholders.10

You should be aware that even if you do not vote, or vote against the Option Scheme, the Option Scheme may still be implemented if it is approved by the Requisite Majorities of EUR Optionholders and the Court. If this occurs, your EUR Options will be exercised (without the need for you to take any action) and the EUR Shares issued on exercise transferred to CRML and you will receive the Option Scheme Consideration even if you did not vote on, or voted against, the Option Scheme.

The results of the Option Scheme Meeting will be available shortly after the conclusion of the Option Scheme Meeting and will be announced to ASX (www.asx.com.au).

(b)	Court approval of Option Scheme

EUR will apply to the Court for orders approving the Option Scheme if:

●	the Option Scheme Resolution is approved by the Requisite Majorities of EUR Optionholders at the Option Scheme Meeting; and

●	all Conditions Precedent to the Option Scheme have been satisfied or waived (where capable of waiver).

Each EUR Optionholder or, with the Court’s permission, any other interested person, may appear at the Second Court Hearing. The Court’s approval of the Option Scheme will also be relied upon by CRML for the purposes of the exemption from registration under Section 3(a)(10) of the US Securities Act in respect of the New CRML Shares to be issued under the Option Scheme.

(c)	Effective Date

If the Court approves the Option Scheme at the Second Court Hearing, EUR will lodge an office copy of the Court order with ASIC. The Option Scheme will become Effective upon lodgement of the Court order with ASIC and EUR will give notice of this event by announcement to ASX.

[10]	In respect of the recommendations of the Independent Board Committee, EUR Securityholders should have regard to the fact that, if the Schemes are implemented, the Independent EUR Director will receive certain personal benefits as further detailed in the Section titled “Important Notices” on page v of this Scheme Booklet.

(d)	Record Date and entitlement to Option Scheme Consideration

EUR Optionholders who are registered on the EUR Register on the Record Date (currently expected to be 4:00pm (AWST) or 7:00pm (AEDT) on Thursday, 29 October 2026) will be entitled to receive the Option Scheme Consideration in respect of the EUR Options they hold at that time.

EUR Optionholders who exercise their EUR Options prior to 5:00pm (AWST) on the Business Day immediately prior to the Record Date will, in accordance with the terms of the relevant EUR Options, be issued with EUR Shares and will be eligible to participate in the Share Scheme (provided the EUR Shares are still held at the Record Date).

(e)	Dealings on or prior to the Record Date

For the purposes of determining which EUR Optionholders are eligible to participate in the Option Scheme, dealings in EUR Options will only be recognised if:

●	in the case of dealings of the type to be effected using CHESS, the transferee is registered on the EUR Register as the holder of the relevant EUR Options before the Record Date (and the transferee remains the registered holder as at the Record Date); and

●	in all other cases, registerable transfer or transmission applications in respect of those dealings, or valid requests in respect of other alterations, are received by Computershare Investor Services Pty Limited at 5:00pm (AWST) on the Business Day prior to the Record Date (and the transferee remains registered as at the Record Date).

For the purposes of determining entitlements under the Option Scheme, EUR will not accept for registration or recognise any transfer or transmission application in respect of EUR Options received after the Record Date.

(f)	Dealings after the Record Date

For the purpose of determining entitlements to the Option Scheme Consideration, EUR must maintain the EUR Register in its form as at the Record Date until the Option Scheme Consideration has been issued to the Option Scheme Participants and CRML has been entered in the EUR Register as the holder of all the EUR Shares. The EUR Register in this form will solely determine entitlements to the Option Scheme Consideration.

After the Record Date:

●	all statements of holding for EUR Options or share certificates (other than statements of holding in favour of CRML) will cease to have effect as documents relating to title in respect of such EUR Options; and

●	each entry on the EUR Register (other than entries on the EUR Register in respect of CRML) will cease to have effect except as evidence of entitlement to the Option Scheme Consideration in respect of the EUR Option relating to that entry.

(g)	Implementation Date

Option Scheme Participants (other than Ineligible Optionholders and Small Optionholders) will be issued the Option Scheme Consideration on the Implementation Date (which is currently expected to be Thursday, 5 November 2026). Subject to the provision of the Option Scheme Consideration to Option Scheme Participants, the EUR Shares issued on exercise of those EUR Options in accordance with the Option Scheme will be transferred to CRML.

After the Implementation Date, CRML must send a holding statement or equivalent document to each Option Scheme Participant (other than an Ineligible Optionholder, a Small Optionholder or an Electing Holder) representing the number of New CRML Shares issued to the Option Scheme Participant pursuant to the Option Scheme.

3.4	Scheme Consideration

(a)	Share Scheme Consideration

If the Share Scheme becomes Effective, Share Scheme Participants will receive that number of New CRML Shares for each EUR Share held on the Record Date determined by applying the Share Scheme Transaction Ratio, except for Ineligible Shareholders, Small Shareholders and Electing Holders, who will receive their pro rata share of the Net Cash Proceeds from the sale of New CRML Shares under the Sale Facility as described in Section 3.4(g).

The Share Scheme Transaction Ratio will be determined in accordance with the following formula:

Share Scheme Transaction Ratio = 0.025 + [((US$16.00 – Scheme VWAP) × 0.01) ÷ 4]

The effect of the formula above is that the Share Scheme Transaction Ratio is currently not a fixed number of New CRML Shares. It will be determined 2 NASDAQ Trading Days before the Share Scheme Meeting by reference to the volume weighted average price of CRML Shares on NASDAQ, subject to the floor and cap set out below.

CRML’s volume weighted average price on NASDAQ over the 20 NASDAQ Trading Days ending on (and including) the day that is 2 NASDAQ Trading Days before the date of the Share Scheme Meeting is the Scheme VWAP.

The Scheme VWAP Period ends on the second NASDAQ Trading Day before the Share Scheme Meeting so that the Scheme VWAP can be calculated, and the Share Scheme Transaction Ratio determined and announced to ASX, before the Scheme Meetings are held, while measuring the CRML Share price over a period ending as close as practicable to the date on which EUR Securityholders vote. A measurement period ending earlier would lengthen the period between determination of the Share Scheme Transaction Ratio and implementation of the Schemes, during which the implied value of the Scheme Consideration would continue to move. A measurement period ending later would not allow the Share Scheme Transaction Ratio to be determined and announced before the Scheme Meetings.

The Share Scheme Transaction Ratio will be announced to ASX at 9:00am (AWST) on Wednesday, 21 October 2026, which is after the latest time for lodgement of completed proxy forms for the Scheme Meetings but before the Scheme Meetings are held. Refer to ‘Important Dates’ and Section 1.5. The Share Scheme Transaction Ratio moves on a straight line basis between the Minimum Share Scheme Transaction Ratio and the Maximum Share Scheme Transaction Ratio, and is subject to the Floor Price and the Ceiling Price. EUR Securityholders are therefore informed before the Scheme Meetings of the range within which the Share Scheme Transaction Ratio can move, and the Floor Price limits the extent to which EUR Securityholders are exposed to a fall in the CRML Share price during the Scheme VWAP Period. A fixed ratio would not provide that protection.

The table set out below illustrates the Share Scheme Transaction Ratio and the implied value of the Share Scheme Consideration under a range of VWAPs of CRML Shares, assuming an AUD/USD exchange rate of 0.71/1.

Scheme VWAP	Exchange Ratio	Implied value per EUR Share
$6.00	0.045	$0.382
$6.50	0.045	$0.414
$7.00	0.045	$0.446
$7.50	0.045	$0.478
$8.00	0.045	$0.510
$8.50	0.044	$0.527
$9.00	0.043	$0.542
$9.50	0.041	$0.555
$10.00	0.040	$0.566
$10.50	0.039	$0.576
$11.00	0.038	$0.584
$11.50	0.036	$0.590
$12.00	0.035	$0.595
$12.50	0.034	$0.597
$13.00	0.033	$0.598
$13.50	0.031	$0.597
$14.00	0.030	$0.595
$14.50	0.029	$0.590
$15.00	0.028	$0.584
$15.50	0.026	$0.576
$16.00	0.025	$0.566
$16.50	0.025	$0.584
$17.00	0.025	$0.602
$17.50	0.025	$0.620
$18.00	0.025	$0.637

If the Scheme VWAP is US$8.00 or less (the Floor Price), the Share Scheme Transaction Ratio will be fixed at its maximum of 0.045 New CRML Shares for each EUR Share (the Maximum Share Scheme Transaction Ratio).

If the Scheme VWAP is US$16.00 or more (the Ceiling Price), the Share Scheme Transaction Ratio will be fixed at its minimum of 0.025 New CRML Shares for each EUR Share (the Minimum Share Scheme Transaction Ratio).

If the Scheme VWAP is more than US$8.00 but less than US$16.00, the Share Scheme Transaction Ratio will be determined on a straight-line basis between the Maximum Share Scheme Transaction Ratio and the Minimum Share Scheme Transaction Ratio, calculated in accordance with the formula set out above.

The New CRML Shares issued as Share Scheme Consideration will be issued directly on the CRML Register maintained in the United States by the CRML Registry, Continental Stock Transfer & Trust Company, held in book entry form (i.e. uncertificated) with a DRS Statement dispatched to Share Scheme Participants as soon as reasonably practicable and in any event within 3 Business Days following the Implementation Date.

See Section 6.14 for details of the rights attaching to the New CRML Shares.

(b)	When the Share Scheme Transaction Ratio will be known

The Share Scheme Transaction Ratio is not known as at the date of this Scheme Booklet. It will be determined by reference to the Scheme VWAP being the volume weighted average price of CRML Shares traded on NASDAQ over the Scheme VWAP Period, which is the 20 consecutive NASDAQ Trading Days ending on (and including) the second NASDAQ Trading Day before the date of the Share Scheme Meeting.

Because the Scheme VWAP Period ends before the Share Scheme Meeting, the Share Scheme Transaction Ratio will be capable of calculation before the Scheme Meetings. EUR will announce the Share Scheme Transaction Ratio (and the number of New CRML Shares payable for each EUR Share) to ASX promptly after the end of the Scheme VWAP Period, and in any event by no later than 9:00am on the Business Day immediately following the last day of the Scheme VWAP Period.

This means that, if you intend to vote on the Schemes at the Scheme Meetings, you will know the actual Share Scheme Transaction Ratio and the number of New CRML Shares you will receive for each EUR Share, and you will be able to determine the implied value of the Scheme Consideration by reference to the Scheme VWAP. That implied value may, however, differ from the value of the New CRML Shares at the time they are issued on the Implementation Date and at the time you are able to trade them, because the CRML Share price may change after the Scheme VWAP Period (see the risk factors in Section 8).

EUR Securityholders will be able to obtain the announced Share Scheme Transaction Ratio from EUR’s announcements platform on the ASX website (www.asx.com.au, ASX code “EUR”) and from EUR’s website (www.europeanlithium.com).

(c)	Option Scheme Consideration

If the Option Scheme becomes Effective, Option Scheme Participants will receive that number of New CRML Shares for each relevant EUR Option held on the Record Date calculated in accordance with the Cashless Exercise Formula (defined below), except for Ineligible Optionholders, Small Optionholders and Electing Optionholders, who will receive their pro rata share of the Net Cash Proceeds from the sale of New CRML Shares under the Sale Facility as described in Section 3.4(g).

The number of New CRML Shares for each EUR Option held on the Record Date will be determined in accordance with the following formula:

Number of New CRML Shares per EUR Option = A – (B / C)

Where:

A means the Share Scheme Transaction Ratio (as described in Section 3.4(a));

B means the exercise price per EUR Option, converted into USD at the Exchange Rate; and

C means the Scheme VWAP,

provided that if the above formula produces a negative amount, the number of New CRML Shares for that EUR Option will be deemed to be zero.

The effect of the Cashless Exercise Formula is that Option Scheme Participants receive the number of New CRML Shares that would have been issued to the EUR Optionholder had they validly exercised their EUR Options into EUR Shares prior to the Record Date (provided they remained the registered holder of the EUR Shares on the Record Date), less the number of New CRML Shares representing that exercise price. Because “A” (the Share Scheme Transaction Ratio) varies between 0.025 and 0.045 New CRML Shares per EUR Share depending on the Scheme VWAP, as described in Section 3.4(a), the number of New CRML Shares issued for each EUR Option will also vary accordingly, and may be zero if the EUR Option is out of the money at the relevant time.

Accordingly, Option Scheme Participants will receive New CRML Shares reflecting the in-the-money value of their EUR Options calculated by reference to the Scheme VWAP.11 EUR Optionholders will not be required to fund the exercise price of their EUR Options.

Illustrative example

CRML Share Price (USD)	Exercise Price (USD)[1]	New CRML Shares per EUR Option[2]
$3.00	0.07	0.021
$5.00	0.07	0.031
$7.00	0.07	0.035
$9.00	0.07	0.035
$11.00	0.07	0.031

Notes:

1.	Calculated by converting the exercise price per EUR Option (A$0.10) to USD at the AUD/USD exchange rate on the Last Practicable Date, being 0.71/1.

2.	Calculated applying the formula of Option Scheme Consideration, where “A” is the Share Scheme Transaction Ratio (calculated as at the Last Practicable Date), “B” is 0.07 (refer to note 1 above) and “C” is the various indicative CRML Share prices shown in the table above in the left-hand column.

Implied value of Option Scheme Consideration

The table set out below illustrates the Share Scheme Transaction Ratio and the implied value of the Option Scheme Consideration under a range of VWAPs of CRML Shares, assuming an AUD/USD exchange rate of 0.71/1.

Scheme VWAP	Exchange Ratio	Implied value per EUR Option
$6.00	0.045	$0.282
$6.50	0.045	$0.314
$7.00	0.045	$0.346
$7.50	0.045	$0.378
$8.00	0.045	$0.410
$8.50	0.044	$0.427
$9.00	0.043	$0.442
$9.50	0.041	$0.455
$10.00	0.040	$0.466
$10.50	0.039	$0.476
$11.00	0.038	$0.484
$11.50	0.036	$0.490
$12.00	0.035	$0.495
$12.50	0.034	$0.497
$13.00	0.033	$0.498
$13.50	0.031	$0.497
$14.00	0.030	$0.495
$14.50	0.029	$0.490
$15.00	0.028	$0.484
$15.50	0.026	$0.476
$16.00	0.025	$0.466
$16.50	0.025	$0.484
$17.00	0.025	$0.502
$17.50	0.025	$0.520
$18.00	0.025	$0.537

11 Excluding Ineligible Optionholders, Small Optionholders and Electing Optionholders, who will receive their pro rata share of the Net Cash Proceeds from the sale of New CRML Shares under the Sale Facility as described in Section 3.4(g).

The New CRML Shares issued as Option Scheme Consideration will be issued directly on the CRML Register maintained in the United States by the CRML Registry, Continental Stock Transfer & Trust Company, held in book entry form (i.e. uncertificated) with a DRS Statement dispatched to Option Scheme Participants as soon as reasonably practicable and in any event within 3 Business Days following the Implementation Date.

See Section 6.14 for details of the rights attaching to the New CRML Shares.

(d)	Ineligible Securityholders

Restrictions in certain foreign countries may make it impractical or unlawful for New CRML Shares to be issued to EUR Securityholders in those countries under the Share Scheme or Option Scheme.

Ineligible Shareholders and Ineligible Optionholders are EUR Shareholders and EUR Optionholders whose Registered Address is a place other than Australia and its external territories, New Zealand or the United States or who is acting on behalf of such a person, unless CRML determines that:

●	it is lawful and not unduly onerous or unduly impracticable to issue that Share Scheme Participant or Option Scheme Participant with the New CRML Shares on implementation of the Share Scheme or Option Scheme (as applicable); and

●	it is lawful for that Share Scheme Participant or Option Scheme Participant to participate in the Share Scheme or Option Scheme (as applicable) by the law of the relevant place outside Australia and its external territories, the United States and New Zealand.

CRML is under no obligation to issue, and will not issue, any New CRML Shares to any Ineligible Shareholder or Ineligible Optionholder. Instead, if the Share Scheme and Option Scheme (as applicable) becomes Effective, CRML will deliver the New CRML Shares to which the Ineligible Shareholder or Ineligible Optionholder would otherwise have been entitled to the Sale Agent for sale through the Sale Facility. Refer to Section 3.4(g) for further information about the Sale Facility.

(e)	Small Securityholders

An EUR Shareholder (other than an Ineligible Shareholder) who, based on their holding of EUR Shares on the Record Date, would, upon implementation of the Share Scheme, be entitled to receive less than 35 New CRML Shares is a Small Shareholder. As at the Last Practicable Date, an EUR Shareholder holding less than or equal to 777 EUR Shares at the Record Date would be a Small Shareholder.

An EUR Optionholder (other than an Ineligible Optionholder) who, based on their holding of EUR Options on the Record Date, would, upon implementation of the Option Scheme, be entitled to receive less than 35 New CRML Shares is a Small Optionholder. As at the Last Practicable Date, an EUR Optionholder holding less than or equal to 1,031 EUR Options at the Record Date would be a Small Optionholder.12

12 Calculated by reference to the 20-day VWAP of CRML Shares up to the last close of trade on NASDAQ prior to the Last Practicable Date (US$6.38).

The 35 New CRML Share threshold applies to both Small Shareholders and Small Optionholders. The EUR Independent Board Committee considered this threshold to be appropriate by reference to the ASX unmarketable parcel benchmark, under which a holding worth less than A$500 is treated as unmarketable. As at the Last Practicable Date, the value of 35 New CRML Shares is lower than A$500 (as set out in further detail below) but does remain subject to change based on the CRML Share price and the AUD/USD exchange rate.

Based on the 20-day VWAP of CRML Shares up to the last close of trade on NASDAQ prior to the Last Practicable Date (US$6.38) and the AUD/USD exchange rate of 0.71/1 as at that date, 35 New CRML Shares have an implied value of approximately US$223, or approximately A$314.

Based on an illustrative 20-day VWAP of CRML Shares of US$10.00 and the same AUD/USD exchange rate used above, 35 New CRML Shares have an implied value of approximately US$350, or approximately A$493, illustrating that the threshold would remain below the ASX unmarketable parcel benchmark at a CRML Share price of up to approximately US$10.14, the price at which 35 New CRML Shares equals A$500 at that exchange rate.

The implied value of 35 New CRML Shares as at the Record Date will differ from that amount and will depend on the CRML Share price and the AUD/USD exchange rate at the relevant time. The number of EUR Shares at or below which an EUR Shareholder will be a Small Shareholder and the number of EUR Options at or below which an EUR Optionholder will be a Small Optionholder will be determined once the Share Scheme Transaction Ratio is determined, and will be announced to ASX together with the Share Scheme Transaction Ratio at 9:00am (AWST) on Wednesday, 21 October 2026. Small Shareholders and Small Optionholders will receive their pro rata share of the Net Cash Proceeds under the Sale Facility described in Section 3.4(g).

CRML is under no obligation to issue, and will not issue, any New CRML Shares to any Small Shareholder or Small Optionholder. Instead, if the Share Scheme and Option Scheme (as applicable) become Effective, CRML will deliver the New CRML Shares to which the Small Shareholder or Small Optionholder would otherwise have been entitled to the Sale Agent for sale through the Sale Facility. Refer to Section 3.4(g) for further information about the Sale Facility.

(f)	Electing Holders

An EUR Shareholder (other than an Ineligible Shareholder or Small Shareholder) who holds equal to or less than 50,000 EUR Shares on the Record Date is eligible to make an election to participate in the Sale Facility as an Electing Shareholder (Eligible Electing Shareholder).

An EUR Optionholder (other than an Ineligible Optionholder or Small Optionholder) who holds equal to or less than 50,000 EUR Options on the Record Date is eligible to participate in the Sale Facility as an Electing Optionholder (Eligible Electing Optionholder).

An Eligible Electing Shareholder or Eligible Electing Optionholder may elect to participate in the Sale Facility with respect to all of their EUR Shares or EUR Options (as applicable) by completing the Opt-In Form accompanying the Scheme Booklet and returning it to the Registry in accordance with the instructions on the form by no later than the Opt-In Cut-Off Time, being 3:00pm (AWST) or 6:00pm (AEDT) on Tuesday, 27 October 2026. Scheme Participants should contact the EUR Information Line to request an Opt-In Form if they have not received a form or if they have purchased EUR Securities since the date of this Scheme Booklet. Eligible Electing Optionholders who:

•	submit an Opt-In Form to cash out their EUR Options; and

•	then exercise their EUR Options (after submitting an Opt-In Form to cash them out),

will also need to submit an Opt-In Form for their new EUR Shares if they wish to participate in the Sale Facility as an Eligible Electing Shareholder.

If an EUR Shareholder or an EUR Optionholder holds one or more parcels of EUR Shares or EUR Options as trustee or nominee for, or otherwise on account of, another person, that EUR Shareholder or EUR Optionholder (as applicable) may not make separate elections in respect of those parcels. If some of the underlying beneficiaries prefer to receive New CRML Shares as Scheme Consideration, while others prefer to participate in the Sale Facility, the trustee or nominee must, prior to an Opt-In Form being submitted, establish separate and distinct holdings in the EUR Register in respect of each parcel of EUR Shares or EUR Options (as applicable) in order to allow the trustee or nominee to make separate elections in respect of each parcel of EUR Shares or EUR Options. Accordingly, trustees and nominees should only provide one election form for each registered shareholding of EUR Shares or EUR Options.

An Opt-In Form previously submitted to the Registry may be withdrawn by an Eligible Electing Shareholder or an Eligible Electing Optionholder by returning an Opt-In Withdrawal Form in accordance with the instructions on the form so that it is received by the Opt-In Cut-Off Time. If a valid Opt-In Withdrawal Form is not received by the Opt-In Cut-Off Time, your EUR Shares or EUR Options will be treated in accordance with your last valid Opt-In Form received by the Registry, the terms of the Sale Facility and the Schemes. An Opt-In Withdrawal Form can be requested by contacting the EUR Information Line on or before the Opt-In Cut-Off Time.

A valid Opt-In Form or Opt-In Withdrawal Form provided to the Registry by the Opt-In Cut-Off Time will apply to all EUR Shares or EUR Options (as applicable) that are held as at the Record Date (including any additional EUR Shares or EUR Options that were acquired after the date the relevant form was provided to the Registry) for the relevant registered securityholding, even if the number of EUR Securities is different to what is held on the registered holding at the time an Opt-In Form or Opt-In Withdrawal Form is received and processed by the Registry. It is the responsibility of the Scheme Participant to ensure they have read the Scheme Booklet in entirety before submitting any forms to the Registry.

All items and documents (including an Opt-In Form and an Opt-In Withdrawal Form) sent to, from, by or on behalf of Eligible Electing Shareholders or Eligible Electing Optionholders are sent entirely at the Eligible Electing Shareholders’ or Eligible Electing Optionholders’ risk. EUR will determine in its sole discretion, all questions as to the correct completion of an Opt-In Form or an Opt-In Withdrawal Form, and time of receipt of such form. EUR or the Registry is not required to communicate with any Electing Eligible Shareholder or Eligible Electing Optionholder prior to making this determination. The determination of EUR will be final and binding on the Electing Eligible Shareholder or Eligible Electing Optionholder.

CRML is under no obligation to issue, and will not issue, any New CRML Shares to any Electing Shareholder or Electing Optionholder. Instead, if the Share Scheme and Option Scheme (as applicable) become Effective, CRML will deliver the New CRML Shares to which the Electing Holder would otherwise have been entitled to the Sale Agent for sale through the Sale Facility. The Sale Agent will then remit the Net Cash Proceeds to CRML and CRML will procure the payment of an amount equal to the proportion of the Net Cash Proceeds of the sale (calculated in accordance with the formula set out in Section 3.4(g) below) to each Electing Holder in full satisfaction of the Electing Holder’s entitlement to New CRML Shares.

Refer to Section 3.4(g) below for further information about the Sale Facility.

(g)	Sale Facility

CRML will, for the benefit of all Ineligible Shareholders and Ineligible Optionholders (together Ineligible Holders) and Small Shareholders and Small Optionholders (together Small Holders) and Electing Holders, assist in establishing the Sale Facility, pursuant to which the Sale Agent, acting on behalf of CRML and for the benefit and at the cost of all Ineligible Holders, Small Holders and Electing Holders, will sell or procure the sale of any New CRML Shares that an Ineligible Holder, Small Holder or Electing Holder would otherwise be entitled to receive (Relevant CRML Shares). CRML, in consultation with EUR, has appointed Canaccord to act as Sale Agent to facilitate the sale of New CRML Shares under the Sale Facility.

Acting on behalf of CRML and for the benefit of all Ineligible Holders, Small Holders and Electing Holders, the Sale Agent will, as soon as reasonably practicable (and in any event not more than 25 Business Days after the Implementation Date), sell all of the Relevant CRML Shares (including on an aggregated or partially aggregated basis) in the ordinary course of trading on NASDAQ at such price and in such manner as the Sale Agent reasonably determines in good faith.

The Sale Agent will then remit the proceeds of such sale (net of any applicable brokerage, stamp duty and other selling costs, taxes and charges) (Net Cash Proceeds) to CRML as soon as reasonably practicable and in any event no later than 10 Business Days after settlement.

CRML will procure the payment of an amount equal to the proportion of the Net Cash Proceeds of the sale to each entitled Ineligible Holder, Small Holder and Electing Holder in full satisfaction of the Ineligible Holder’s, Small Holder’s and Electing Holder’s entitlement to the relevant New CRML Shares, in accordance with the following formula and rounded down to the nearest cent:

A = (B / C) X D

Where:

A is the amount to be paid to the Ineligible Holder, Small Holder or Electing Holder (as applicable);

B is the number of Relevant CRML Shares attributable to, and that would otherwise have been issued to, that Ineligible Holder, Small Holder or Electing Holder (as applicable) had it not been an Ineligible Holder, Small Holder or Electing Holder (as applicable) and which are instead delivered to the Sale Agent;

C is the number of Relevant CRML Shares attributable to, and which would otherwise have been issued to all Ineligible Holders, Small Holders or Electing Holders collectively and which are instead delivered to the Sale Agent; and

D is the Net Cash Proceeds.

CRML will make, or procure the making of, payments to Ineligible Holders, Small Holders and Electing Holders (as applicable) by either (in the absolute discretion of CRML):

•	direct credit in Australian dollars to the account notified by the Ineligible Holder, Small Holder or Electing Holder (as applicable) to the EUR Registry by the Record Date; or

•	dispatching, or procuring the dispatch of, a cheque drawn on an Australian bank in Australian dollars for the relevant amount to the Ineligible Holder, Small Holder or Electing Holder (as applicable) to the EUR Registry by the Record Date by prepaid ordinary post to their registered address, such cheque being drawn in the name of the Ineligible Holder, Small Holder or Electing Holder (as applicable) (with cheques payable to joint holders being made out in the name of all joint holders).

Please note that if an Ineligible Holder, Small Holder or Electing Holder (as applicable) has not provided the details of a valid account by the Record Date, then for Scheme Participants:

•	with a registered address anywhere in the world other than New Zealand, Papua New Guinea and Botswana, they will receive an Australian dollar denominated cheque by pre-paid post to their address recorded as at the Record Date, with the cheque being drawn in the name(s) of the Scheme Participants; and

•	with a registered address in New Zealand, Papua New Guinea and Botswana, their Scheme Consideration payment (in Australian dollars) will be withheld pending receipt of details of a valid account or dealt with in accordance with laws dealing with unclaimed money. Any withheld Scheme Consideration will not bear interest.

It is strongly recommended that Ineligible Holders, Small Holders or Electing Holders ensure they have registered their bank account details with the EUR Registry before the Record Date or, alternatively, are comfortable that cheques can be deposited in their applicable jurisdictions and institutions. CRML, EUR, and EUR’s Registry explicitly disclaim any liability due to an Ineligible Holder, Small Holder or Electing Holder’s inability to deposit cheques on the basis of limitations posed by local jurisdictions or institutions utilised by such holders.

Ineligible Holders, Small Holders and Electing Holders can nominate their bank account or update their bank account details with the EUR Registry:

•	at www.investorcentre.com/au. If they have already registered, they can log in using their user ID and password. If they are not a member, they will need their HIN/SRN to register. The new user registration process may require an account verification code to be posted to the Ineligible Holder’s, Small Holder’s or Electing Holder’s Registered Address as an additional layer of security. Ineligible Holders, Small Holders or Electing Holders should allow sufficient time for delivery of the verification code so that they can update their bank account details before the Record Date; or

•	by calling 1300 850 505 (from within Australia) or (03) 9415 4000 (from outside Australia) to request a form.

Interest will not be paid on the Net Cash Proceeds. The payment of the Net Cash Proceeds will be in full satisfaction of the rights of an Ineligible Holder, Small Holder or Electing Holder under the Share Scheme and Option Scheme (as applicable).

None of CRML, EUR or the Sale Agent gives any assurances or representations as to the price that will be achieved for the sale of Relevant CRML Shares under the Sale Facility or the amount of the Net Cash Proceeds to be received by an Ineligible Holder, Small Holder or Electing Holder.

The Net Cash Proceeds received by the Ineligible Holder, Small Holder or Electing Holder will depend on the price at which each Relevant CRML Share can be sold by the Sale Agent at the relevant time and the amount of any applicable brokerage, taxes and charges incurred by the Sale Agent in connection with the sales under the Sale Facility. Accordingly, the cash amount received by the Ineligible Holder, Small Holder or Electing Holder may be different (either more or less) than the value of the New CRML Shares they would have received if they were not an Ineligible Holder or Small Holder or Electing Holder (as applicable).

Ineligible Holders, Small Holders or Electing Holders will bear all foreign exchange risks in relation to any foreign exchange conversion of the Net Cash Proceeds.

(h)	DRS settlement and trading of New CRML Shares on NASDAQ

Dispatch of DRS Statements

Scheme Participants who are entitled to receive New CRML Shares as Scheme Consideration will be issued DRS Statements to evidence legal title to their New CRML Shares in accordance with the Schemes.

As soon as reasonably practicable (and in any event no later than 3 Business Days) after the Implementation Date, CRML shall dispatch or cause to be dispatched, to each Scheme Participant a DRS Statement in the name of that Scheme Participant representing the number of New CRML Shares issued to such participant, provided that if the Scheme Participant has included its email address in the EUR Register as of the Record Date and have opted to receive electronic DRS Statements through the EUR Register election system, CRML must procure that the statement is emailed to the Scheme Participant’s email address within 2 Business Days after the Implementation Date, in lieu of dispatch of the mailed statement.

Scheme Participants should ensure that their mailing address, emails and other contact details are up to date by the Record Date to ensure they receive their DRS Statement.

Trading on NASDAQ

Trading of New CRML Shares is expected to be available on NASDAQ from the Business Day following the Implementation Date. The actual dates will be announced to NASDAQ and published on CRML’s website https://www.criticalmetalscorp.com/.

New CRML Shares will be quoted and listed for trading on NASDAQ in USD. They will not be quoted or tradeable on ASX.

EUR Securityholders should note they will not be able to trade their New CRML Shares before receiving the DRS Statement. To trade the New CRML Shares, EUR Securityholders will need to instruct a stockbroker that can accept transfers of shares represented by a DRS Statement and who is able to execute trades on NASDAQ. EUR Securityholders should further note that not all Australian stockbrokers are able to accept transfers of shares represented by DRS Statements nor trade securities on NASDAQ and/or settle trades of securities sold on NASDAQ in Australian dollars. It is the responsibility of EUR Securityholders to ensure appropriate arrangements are in place if they wish to trade New CRML Shares. EUR, CRML and their respective registries explicitly disclaim any liability for a Scheme Participants’ inability to trade their New CRML Shares or receive the proceeds of the sale of their New CRML Shares in the U.S.

(i)	Fractional entitlements

If the number of EUR Shares or EUR Options held by a Share Scheme Participant or Option Scheme Participant (as applicable) at the Record Date is such that the aggregate entitlement of the Share Scheme Participant or Option Scheme Participant to New CRML Shares includes a fractional entitlement to a New CRML Share (as applicable), the fractional entitlement will be rounded as follows:

•	if the fractional entitlement is less than 0.500, the entitlement will be rounded down to the nearest whole number of New CRML Shares; and

•	if the fractional entitlement is equal to or more than 0.500, it will be rounded up to the nearest whole number of New CRML Shares.

If EUR or CRML is of the opinion that two or more Share Scheme Participants or Option Scheme Participants have, before the Record Date, been party to a shareholding or optionholding splitting or division in an attempt to obtain an advantage by reference to such rounding, EUR must provide the relevant details of the relevant Share Scheme Participants or Option Scheme Participants to CRML, and if reasonably requested by CRML, EUR must give notice to those Share Scheme Participants or Option Scheme Participants (as applicable):

•	setting out their names and Registered Addresses;

•	stating that opinion; and

•	attributing to one of them specifically identified in the notice the EUR Shares or EUR Options held by all of them.

After such notice has been given, the Share Scheme Participant or Option Scheme Participant (as the case may be) specifically identified in the notice as the deemed holder of the specified EUR Shares or EUR Options (as applicable) will, for the purposes of the provisions of the Share Scheme or the Option Scheme, be taken to hold all of those EUR Shares or EUR Options (as applicable) and each of the other Share Scheme Participants or Option Scheme Participants (as applicable) whose names and Registered Addresses are set out in the notice will, for the purposes of the Share Scheme or Option Scheme (as applicable), be taken to hold no EUR Shares or EUR Options (as the case may be).

3.5	Conditions Precedent

(a)	Share Scheme

The Share Scheme is subject to a number of Conditions Precedent set out in clause 3.1 of the Scheme Implementation Deed and summarised in Annexure B. The key conditions of the Share Scheme include (without limitation) the following (with their status as at the Last Practicable Date set out in the right-hand column):

Condition Precedent	Status as at Last Practicable Date
ASIC and ASX approvals: before 8:00am on the Second Court Date, ASIC and ASX issue or provide such consents, approvals, modifications or waivers as are necessary, or which CRML and EUR agree are desirable, to implement the Share Scheme, either unconditionally or on conditions that do not impose unduly onerous obligations on either party, and these have not been withdrawn, cancelled or revoked.	To be confirmed prior to the Second Court Hearing.
Other approvals: before 8:00am on the Second Court Date, all other Regulatory Approvals required by law or by any Government Agency, or which the parties agree are desirable, to implement the Share Scheme have been issued or received, either unconditionally or on conditions that do not impose unduly onerous obligations on either party, and remain in full force and effect.	To be confirmed prior to the Second Court Hearing.
No restraints: no judgment, order, decree, statute, law, ordinance, rule or regulation, or other temporary restraining order, preliminary or permanent injunction, restraint or prohibition of any court or other Government Agency of competent jurisdiction remains in effect as at 8:00am on the Second Court Date that prohibits, materially restricts, makes illegal or restrains completion of the Share Scheme.	As at the Last Practicable Date, no restraint of the kind contemplated by this Condition Precedent has occurred.

Condition Precedent	Status as at Last Practicable Date
EUR Shareholder approval: EUR Shareholders (other than Excluded Shareholders) approve the Share Scheme at the Share Scheme Meeting by the Requisite Majorities under the Corporations Act.	The Share Scheme Meeting is scheduled for 10:30am (AWST) on Thursday, 22 October 2026.
EUR Optionholder approval of the Option Scheme: EUR Optionholders (other than Excluded Optionholders) approve the Option Scheme at the Option Scheme Meeting by the Requisite Majorities under the Corporations Act.	The Option Scheme Meeting is scheduled for the later of 11:00am (AWST) or at the conclusion of the Share Scheme Meeting on Thursday, 22 October 2026.
NASDAQ notice: before the Record Date, CRML has notified NASDAQ of the issuance of the New CRML Shares.	To be satisfied prior to the Record Date.
Security Cancellation Deeds: before 8:00am on the Second Court Date, EUR and each holder of EUR Unlisted Options and EUR Performance Rights on issue has entered into a Security Cancellation Deed in respect of those securities.	Security Cancellation Deeds have been entered into with all holders of EUR Performance Rights. Security Cancellation Deeds are proposed to be entered into with EUR Unlisted Optionholders before the Second Court Hearing.
Minimum Cash Condition: the aggregate of the EUR Group’s Net Cash and Cash Equivalents plus the amount of any Velta Loans (up to the Permitted Balance) is equal to or greater than the Minimum Cash Amount as at 8:00am on the date of the Second Court Date.	To be confirmed prior to the Second Court Hearing.
Independent Expert’s Report: the Independent Expert concludes that each of the Share Scheme and the Option Scheme is in the best interests of EUR Shareholders and EUR Optionholders (as applicable) before the Scheme Booklet is lodged with ASIC, and does not adversely change that conclusion or withdraw the Independent Expert’s Report prior to 8:00am on the Second Court Date.	The Independent Expert has concluded that, in the absence of a Superior Proposal, the Schemes are in the best interests of EUR Securityholders and has not changed or withdrawn its conclusion. See further details in Annexure A.
Court approval of the Share Scheme: the Court makes orders under section 411(4)(b) of the Corporations Act approving the Share Scheme, in a manner that satisfies section 3(a)(10) of the US Securities Act with respect to the New CRML Shares to be issued under the Share Scheme, and any conditions imposed by the Court under section 411(6) of the Corporations Act are acceptable to the parties.	The Second Court Hearing is scheduled for Monday, 26 October 2026.

Condition Precedent	Status as at Last Practicable Date
Court approval of the Option Scheme: the Court makes orders under section 411(4)(b) of the Corporations Act approving the Option Scheme, in a manner that satisfies section 3(a)(10) of the US Securities Act with respect to the New CRML Shares to be issued under the Option Scheme, and any conditions imposed by the Court under section 411(6) of the Corporations Act are acceptable to the parties.	The Second Court Hearing is scheduled for Monday, 26 October 2026.
Millstone Agreements: before 8:00am on the Second Court Date, the Millstone Agreements have been amended, novated or otherwise varied so as to release EUR and each other EUR Group Member from all obligations to issue securities under or in connection with the Millstone Agreements, and CRML has agreed to assume those obligations (adjusted for the Share Scheme Transaction Ratio) on terms acceptable to CRML (acting reasonably).	The Millstone Agreements have been varied in a manner that satisfies this Condition Precedent. Refer to Section 5.2(i) for further information.
Related Party Resolutions: EUR Shareholders approve the Related Party Resolutions by simple majority at the EUR General Meeting.	The EUR General Meeting is scheduled for Thursday, 22 October 2026.
No EUR Prescribed Event: no EUR Prescribed Event occurs between the date of the Scheme Implementation Deed and 8:00am on the Second Court Date.	EUR is not aware of anything that would cause this Condition Precedent not to be satisfied.
No CRML Prescribed Event: no CRML Prescribed Event occurs between the date of the Scheme Implementation Deed and 8:00am on the Second Court Date.	EUR is not aware of anything that would cause this Condition Precedent not to be satisfied.
No EUR Material Adverse Change: no EUR Material Adverse Change occurs between the date of the Scheme Implementation Deed and 8:00am on the Second Court Date.	EUR is not aware of anything that would cause this Condition Precedent not to be satisfied.
No CRML Material Adverse Change: no CRML Material Adverse Change occurs between the date of the Scheme Implementation Deed and 8:00am on the Second Court Date.	EUR is not aware of anything that would cause this Condition Precedent not to be satisfied.
EUR Representations and Warranties: the EUR Representations and Warranties are true and correct in all material respects as at the date of the Scheme Implementation Deed and as at 8:00am on the Second Court Date.	EUR is not aware of anything that would cause this Condition Precedent not to be satisfied.
CRML Representations and Warranties: the CRML Representations and Warranties are true and correct in all material respects as at the date of the Scheme Implementation Deed and as at 8:00am on the Second Court Date.	EUR is not aware of anything that would cause this Condition Precedent not to be satisfied.

(b)	Option Scheme

The Option Scheme is subject to a number of Conditions Precedent set out in clause 3.2 of the Scheme Implementation Deed and summarised in Annexure B. The key conditions of the Option Scheme include (without limitation) the following (with their status as at the Last Practicable Date set out in the right-hand column):

Condition Precedent	Status as at Last Practicable Date
Court approval of the Option Scheme: the Court makes orders under section 411(4)(b) of the Corporations Act approving the Option Scheme, in a manner that satisfies section 3(a)(10) of the US Securities Act with respect to the New CRML Shares to be issued under the Option Scheme, and any conditions imposed by the Court under section 411(6) of the Corporations Act are acceptable to the parties.	The Second Court Hearing is scheduled for Monday, 26 October 2026.

ASX waiver: before 8:00am on the Second Court Date, ASX grants a waiver from ASX Listing Rule 6.23 in relation to the Option Scheme (if required) or, if ASX Listing Rule 6.23 applies and ASX does not grant a waiver, EUR Shareholders give any necessary approvals under ASX Listing Rule 6.23 in relation to the Option Scheme (if required).	ASX has granted the waiver.

EUR Optionholder approval: EUR Optionholders (other than Excluded Optionholders) approve the Option Scheme at the Option Scheme Meeting by the Requisite Majorities under the Corporations Act.	The Option Scheme Meeting is scheduled for the later of 11:00am (AWST) or at the conclusion of the Share Scheme Meeting on Thursday, 22 October 2026.

Share Scheme becomes Effective: the Share Scheme becoming Effective.	The Share Scheme is expected to become Effective on Tuesday, 27 October 2026, subject to the satisfaction or waiver of the Conditions Precedent to the Share Scheme summarised above.

An update on the status of the Conditions Precedent will be provided at the Scheme Meetings.

3.6	Treatment of convertible securities (other than EUR Options)

(a)	Treatment of EUR Unlisted Options

Under the Scheme Implementation Deed, EUR must take all action necessary to ensure that there will be no outstanding EUR Unlisted Options upon the Implementation Date.

To comply with this, EUR and CRML propose to enter into a Security Cancellation Deed with each holder of EUR Unlisted Options on materially the same terms. Under each Security Cancellation Deed, to the extent any EUR Unlisted Options remain outstanding, the holder will agree to the cancellation of those EUR Unlisted Options with effect from the Implementation Date on the following material terms:

•	with effect from the Implementation Date, each EUR Unlisted Option, and all rights attaching to it, is cancelled, and the EUR Unlisted Optionholder releases EUR from all liabilities in connection with those securities;

•	in consideration for the cancellation of the EUR Unlisted Options, the EUR Unlisted Optionholder will be issued New CRML Shares in an amount determined by applying the Cashless Exercise Formula to the EUR Unlisted Options (such that EUR Unlisted Optionholders will receive New CRML Shares reflecting the in-the-money value of their EUR Unlisted Options calculated by reference to the Scheme VWAP);

•	the EUR Unlisted Optionholder gives undertakings restricting dealings in its EUR Unlisted Options before implementation of the Schemes, and the New CRML Shares issued as consideration have not been, and will not be, registered under the US Securities Act or the securities laws of any US state or other jurisdiction. Those New CRML Shares will be issued pursuant to one or more available exemptions from registration under the US Securities Act, which may include Regulation S for non-US holders and/or another available exemption for any holder that is a US person or is acquiring for the account or benefit of a US person. Those New CRML Shares may be subject to transfer restrictions and bear restrictive legends in accordance with US securities laws; and

•	each Security Cancellation Deed terminates if the Scheme Implementation Deed is terminated, or if the condition that the Schemes become Effective is not satisfied or waived by the End Date.

The cancellation of the EUR Unlisted Options in accordance with the Security Cancellation Deeds is conditional on the Schemes becoming Effective.

(b)	Treatment of EUR Performance Rights

Under the Scheme Implementation Deed, EUR must take all action necessary to ensure that there will be no outstanding EUR Performance Rights upon the Implementation Date.

To comply with this, EUR and CRML have entered into a Security Cancellation Deed with each holder of an EUR Performance Rights on materially the same terms. Under each Security Cancellation Deed, to the extent any EUR Performance Rights remain outstanding, the holder has agreed to the cancellation of those EUR Performance Rights with effect from the Implementation Date on the following material terms:

•	with effect from the Implementation Date, each EUR Performance Right, and all rights attaching to it, is cancelled, and the holder releases EUR from all liabilities in connection with those securities;

•	in consideration for the cancellation of the EUR Class 1 Performance Rights and EUR Class 2 Performance Rights, the holder will be issued New CRML Shares for each EUR Class 1 Performance Right and EUR Class 2 Performance Right cancelled;

•	in consideration for the cancellation of the EUR Class 3 Performance Rights, EUR Class 4 Performance Rights, EUR Class 5 Performance Rights and EUR Class 6 Performance Rights, the holder will receive New CRML Warrants representing the right to receive, in aggregate, that number of CRML Shares determined by applying the Share Scheme Transaction Ratio for each such EUR Performance Right cancelled, subject to the terms of the applicable New CRML Warrant, each New CRML Warrant being an economically equivalent replacement security for the EUR Performance Rights cancelled (including as to vesting hurdle, nil exercise price and expiry date);

•	the holder gives undertakings restricting dealings in its EUR Performance Rights before implementation of the Schemes, and the New CRML Shares, New CRML Warrants and any CRML Shares issued on vesting or exercise of the New CRML Warrants have not been, and will not be, registered under the US Securities Act or the securities laws of any US state or other jurisdiction. Those securities will be issued pursuant to one or more available exemptions from registration under the US Securities Act, which may include Regulation S for non-US holders and/or another available exemption for any holder that is a US person or is acquiring for the account or benefit of a US person. Those securities may be subject to transfer restrictions and bear restrictive legends in accordance with US securities laws; and

•	each Security Cancellation Deed terminates if the Scheme Implementation Deed is terminated, or if the condition that the Schemes become Effective is not satisfied or waived by the End Date.

The cancellation of the EUR Performance Rights in accordance with the Security Cancellation Deeds is conditional on the Schemes becoming Effective and, as all of the EUR Performance Rights are held by EUR Directors (or their Associates), on EUR Shareholder approval for the Related Party Resolutions, which concern the giving of the financial benefit to those holders for the purposes of Chapter 2E of the Corporations Act.

The EUR Class 1 Performance Rights and EUR Class 2 Performance Rights are cancelled in consideration for New CRML Shares issued on the Implementation Date. The EUR Class 3, Class 4, Class 5 and Class 6 Performance Rights are cancelled in consideration for New CRML Warrants, which are economically equivalent replacement securities for those classes of EUR Performance Rights. Each New CRML Warrant is on substantially the same terms as the EUR Performance Right it replaces, being a nil exercise price, the same expiry date and a vesting condition under which the New CRML Warrant vests when the 20 day VWAP of CRML Shares on NASDAQ equals or exceeds the Australian dollar share price vesting hurdle applicable to that EUR Performance Right, divided by the Share Scheme Transaction Ratio and converted into USD at the Exchange Rate. As the Share Scheme Transaction Ratio is not determined until the end of the Scheme VWAP Period, the vesting hurdle applicable to each New CRML Warrant will not be determined until that time.

The EUR Performance Rights are not converted under their terms of issue. Each is cancelled by agreement under a Security Cancellation Deed, and CRML issues the New CRML Shares or New CRML Warrants in consideration for that cancellation. The difference in treatment between the classes reflects the different vesting milestones applicable to each class of EUR Performance Right. Refer to Section 10.1(c) for the CRML Securities to be issued to each EUR Director and Section 7.7 for the effect on CRML’s capital structure.

Further information regarding the Security Cancellation Deeds entered into with the EUR Directors is set out in Section 10.1(c) of this Scheme Booklet.

3.7	Maintenance of EUR Register

For the purpose of determining entitlements to the Share Scheme Consideration and Option Scheme Consideration, EUR will maintain the EUR Register until the Share Scheme Consideration and Option Scheme Consideration has been provided to the Share Scheme Participants and Option Scheme Participants and CRML has been entered in the EUR Register as the holder of all the EUR Shares and EUR Options. The EUR Register in this form will solely determine entitlements to the Share Scheme Consideration and Option Scheme Consideration.

3.8	Deemed warranty on transfer of EUR Securities to CRML

Under the terms of the Share Scheme, each Share Scheme Participant is deemed to have warranted to EUR, and authorised EUR as its attorney and agent to warrant to CRML that:

•	on the Implementation Date, all their EUR Shares (including any rights and entitlements attaching to those shares as at the Implementation Date) which are transferred to CRML under the Share Scheme will, at the date of transfer, be fully paid and free from all security for the payment of money or performance of obligations, including a mortgage, charge, lien, pledge, trust, power, or title retention or flawed deposit arrangement and any “security interest” as defined in sections 12(1) or 12(2) of the PPSA or any agreement to create any of them or allow them to exist, free from other interests of third parties of any kind, whether legal or otherwise and from all other restrictions on transfer; and

•	on the Implementation Date, that they have full power and capacity to sell and transfer their EUR Shares (including any rights and entitlements attaching to those EUR Shares) to CRML under the Share Scheme.

Under the terms of the Option Scheme, each Option Scheme Participant is taken to have warranted to EUR, and authorised EUR as its attorney and agent to warrant to CRML that:

•	on the Implementation Date, all of their EUR Options (including any rights and entitlements attaching to those options as at the Implementation Date) will, at the date of exercise or conversion to Resulting EUR Shares, be free from all security for the payment of money or performance of obligations, including mortgages, charges, liens, pledges, trusts, power or title retention or flawed deposit arrangement and any ‘security interests’ within the meaning of section 12(1) or (2) of the PPSA or any agreement to create any of them or allow them to exist, free from other interests of third parties of any kind, whether legal or otherwise and from all other restrictions on transfer; and

•	on the Implementation Date, they have full power and capacity to sell and transfer their Resulting EUR Shares (including any rights and entitlements attaching to those Resulting EUR Shares) to CRML under the Option Scheme.

3.9	Deed Polls

The Share Scheme Deed Poll has been entered into by CRML to undertake, subject to the Share Scheme becoming Effective:

•	in favour of each Share Scheme Participant, to provide, or procure the provision of, the Share Scheme Consideration to all Share Scheme Participants under the Share Scheme; and

•	to perform all other actions attributed to CRML under the Share Scheme.

A copy of the Share Scheme Deed Poll is included in Annexure E.

The Option Scheme Deed Poll has been entered into by CRML to undertake, subject to the Option Scheme becoming Effective:

•	in favour of each Option Scheme Participant, to provide, or procure the provision of, the Option Scheme Consideration to all Option Scheme Participants under the Option Scheme; and

•	to perform all other actions attributed to CRML under the Option Scheme.

A copy of the Option Scheme Deed Poll is included in Annexure F.

3.10	Existing and binding instructions to CRML Registry

If not prohibited by law (and including where permitted or facilitated by relief granted by a Government Agency) and to the extent applicable, all instructions, notifications or elections by a Scheme Participant to EUR that are binding or deemed binding between the Scheme Participant and EUR relating to EUR, the relevant EUR Securities, whether dividends are to be paid by cheque or into a specific bank account, payments of dividends on EUR Shares, and notices or other communications from EUR (including by email) will be deemed from the Implementation Date (except to the extent determined otherwise by CRML in its sole discretion), by reason of the relevant Scheme, to be made by that Scheme Participant to CRML and to be a binding instruction, notification or election to, and accepted by, CRML in respect of the New CRML Securities issued to or for the benefit of that Scheme Participant until that instruction, notification or election is revoked or amended in writing addressed to the CRML Registry (as applicable). This includes instructions, notifications or elections relating to notices or other communications from EUR (including by email).

EUR Securityholders who are issued New CRML Securities as Scheme Consideration should note that certain instructions, notifications and elections (including payment instructions) may not be carried over to the CRML Register, and such persons may be required to notify the CRML Registry of such preferences.

3.11	Taxation implications

A general guide to the Australian, New Zealand, UK and US taxation implications of the Schemes for EUR Securityholders is set out in Section 9. This guide is expressed in general terms and is not intended to provide taxation advice in respect of the particular circumstances of any EUR Securityholder.

3.12	Suspension of trading

EUR will apply to ASX for suspension of trading in EUR Shares and EUR Options on ASX with effect from close of trading on the Effective Date. Following implementation of the Schemes, EUR will request ASX to remove it from the official list of ASX. Following delisting from the ASX, EUR will request to be delisted from the Frankfurt Stock Exchange and OTCQB market in the United States.

4.	YOUR CHOICES AND HOW TO VOTE

4.1	Your choices as an EUR Shareholder

As an EUR Shareholder you have the following choices:

(a)	Vote in favour - you can vote in favour of the Share Scheme Resolution at the Share Scheme Meeting. The Independent Board Committee recommends that EUR Shareholders vote in favour of the Share Scheme, in the absence of a Superior Proposal subject to the Independent Expert continuing to conclude that the Share Scheme is in the best interests of EUR Shareholders.[13] In addition, the Independent Expert has concluded that, in the absence of a Superior Proposal, the Share Scheme is not fair but reasonable and therefore in the best interests of EUR Shareholders. For a summary of how to vote on the Share Scheme Resolution, refer to Section 4.7 and the Notice of Share Scheme Meeting contained in Annexure G of this Scheme Booklet;

(b)	Vote against - if, despite the Independent Board Committee’s recommendation and the Independent Expert’s conclusion that, in the absence of a Superior Proposal, the Share Scheme is not fair but reasonable and therefore in the best interests of EUR Shareholders, you do not support the Share Scheme, you may vote against the Share Scheme Resolution at the Share Scheme Meeting. However, if the Share Scheme becomes Effective, the Share Scheme will bind all EUR Shareholders, including those who voted against the Share Scheme Resolution and those who did not vote at all;

(c)	Sell your EUR Shares - you can sell your EUR Shares on ASX at any time prior to the close of trading on the Effective Date, following which EUR Shares will cease trading on ASX. EUR Shareholders who sell some or all of their EUR Shares on market before trading in EUR Shares ends:

●	may receive payment (which may vary from the ultimate value of the Share Scheme Consideration) for the sale of their EUR Shares sooner than they would receive the Share Scheme Consideration under the Share Scheme;

●	may incur brokerage and other sale costs;

●	may be subject to CGT, or may otherwise be required to include an amount in respect of the disposal in their assessable income (as applicable); and

●	will not be able to participate in the Share Scheme or, if one emerges, a Superior Proposal for EUR, in respect of those EUR Shares they have sold.

(d)	Do nothing - you can do nothing. EUR Shareholders who elect not to vote at the Share Scheme Meeting and do not sell their EUR Shares on market will:

●	if the Share Scheme is implemented, have their EUR Shares transferred to CRML by operation of the Share Scheme and receive the Share Scheme Consideration; or

●	if the Share Scheme is not implemented, retain their EUR Shares.

You should carefully read this Scheme Booklet in its entirety before deciding what to do in respect of the Share Scheme. If you have any questions, please contact the EUR Information Line on 1300 630 625 (within Australia) or +61 2 9000 7014 (outside Australia) between 8:00am and 5:00pm (AEST), Monday to Friday (excluding national public holidays in Australia). If you are in any doubt as to what you should do, please consult your legal, financial, tax or other professional adviser.

[13]	In respect of the recommendations of the Independent Board Committee, EUR Securityholders should have regard to the fact that, if the Schemes are implemented, the Independent EUR Director will receive certain personal benefits as further detailed in the Section titled “Important Notices” on page v of this Scheme Booklet.

4.2	Your choices as an EUR Optionholder

As an EUR Optionholder you have the following choices:

(a)	Vote in favour – you can vote in favour of the Option Scheme Resolution at the Option Scheme Meeting. The Independent Board Committee recommends that EUR Optionholders vote in favour of the Option Scheme, in the absence of a Superior Proposal subject to the Independent Expert continuing to conclude that the Option Scheme is in the best interests of EUR Optionholders.[14] In addition, the Independent Expert has concluded that, in the absence of a Superior Proposal, the Option Scheme is fair and reasonable and therefore in the best interests of EUR Optionholders. For a summary of how to vote on the Option Scheme Resolution, refer to Section 4.7 and the Notice of Option Scheme Meeting contained in Annexure H of this Scheme Booklet;

(b)	Vote against – if, despite the Independent Board Committee’s recommendation and the Independent Expert’s conclusion that, in the absence of a Superior Proposal, the Option Scheme is fair and reasonable and therefore in the best interests of EUR Optionholders, you do not support the Option Scheme, you may vote against the Option Scheme Resolution at the Option Scheme Meeting. However, if the Option Scheme becomes Effective, the Option Scheme will bind all EUR Optionholders, including those who voted against the Option Scheme Resolution and those who did not vote at all;

(c)	Exercise your EUR Options – you may elect to exercise your EUR Options at any time prior to 5:00pm (AWST) on the Business Day prior to the Record Date. EUR Optionholders who exercise their EUR Options prior to 5:00pm (AWST) on the Business Day prior to the Record Date will, in accordance with the terms of the relevant EUR Options, be issued with EUR Shares and will be eligible to participate in the Share Scheme (provided the EUR Shares are still held at the Record Date). In order to exercise your EUR Options you must provide notice in writing to EUR in the manner specified on the relevant EUR Option exercise form and pay the relevant exercise price in cleared funds. Details of how to pay the exercise price for your EUR Options can be obtained by contacting the EUR Information Line on 1300 630 625 (within Australia) and +61 2 9000 7014 (outside Australia). The EUR Information Line is open between Monday and Friday (excluding national public holidays in Australia) from 8:00am to 5:00pm (AEST);

(d)	Sell your EUR Options - you can sell your EUR Options on ASX at any time prior to the close of trading on the Effective Date, following which EUR Shares and EUR Options will cease trading on ASX. EUR Optionholders who sell some or all of their EUR Options on market before trading in EUR Options ends:

●	may receive payment (which may vary from the ultimate value of the Option Scheme Consideration) for the sale of their EUR Options sooner than they would receive the Option Scheme Consideration under the Option Scheme;

●	may incur brokerage and other sale costs;

●	may be subject to CGT, or may otherwise be required to include an amount in respect of the disposal in their assessable income (as applicable); and

●	will not be able to participate in the Option Scheme or, if one emerges, a Superior Proposal for EUR, in respect of those EUR Options they have sold;

[14]	In respect of the recommendations of the Independent Board Committee, EUR Securityholders should have regard to the fact that, if the Schemes are implemented, the Independent EUR Director will receive certain personal benefits as further detailed in the Section titled “Important Notices” on page v of this Scheme Booklet.

(e)	Do nothing - you can do nothing. EUR Optionholders who elect not to vote at the Option Scheme Meeting and do not sell their EUR Options will:

●	if the Option Scheme is implemented, have their EUR Options exercised into EUR Shares and the EUR Shares issued on exercise transferred to CRML by operation of the Option Scheme and receive the Option Scheme Consideration; or

●	if the Option Scheme is not implemented, retain their EUR Options.

You should carefully read this Scheme Booklet in its entirety before deciding what to do in respect of the Option Scheme. If you have any questions, please contact the EUR Information Line on 1300 630 625 (within Australia) or +61 2 9000 7014 (outside Australia) between 8:00am to 5:00pm (AEST), Monday to Friday (excluding national public holidays in Australia). If you are in any doubt as to what you should do, please consult your legal, financial, tax or other professional adviser.

4.3	Details of Scheme Meetings

The details of the Share Scheme Meeting are as follows:

Location:	32 Harrogate Street, West Leederville WA 6007
Date:	Thursday, 22 October 2026
Time:	10:30am (AWST)

The details of the Option Scheme Meeting are as follows:

Location:	32 Harrogate Street, West Leederville WA 6007
Date:	Thursday, 22 October 2026
Time:	The later of 11:00am (AWST) or at the conclusion of the Share Scheme Meeting on Thursday, 22 October 2026

4.4	Eligibility to vote

The time for determining eligibility to vote at the Scheme Meetings is 5:00pm (AWST) or 8:00pm (AEDT) on Tuesday, 20 October 2026. Only those EUR Securityholders entered on the EUR Register at that time will be entitled to attend and vote at the relevant Scheme Meetings.

4.5	Option Scheme voting entitlement

An EUR Option entitles the holder to one vote on the Option Scheme Resolution at the Option Scheme Meeting.

4.6	Voting by joint holders

In the case of EUR Shares and EUR Options held by joint holders, only one of the joint holders is entitled to vote. If more than one joint holder votes in respect of jointly held EUR Shares or EUR Options, only the vote of the EUR Shareholder or EUR Optionholder whose name appears first in the EUR Register will be counted.

4.7	How to vote

EUR Securityholders who are entitled to vote can vote in the following ways:

●	In person, by attending the relevant Scheme Meeting at 32 Harrogate Street, West Leederville WA 6007;

●	By proxy, by lodging a proxy form in one of the following ways:

○	online: at www.investorvote.com.au using their secure access information or on their mobile device by scanning the personalised QR code on the proxy form.

○	by mail: in the reply-paid envelope provided with the proxy form to Computershare Investor Services Pty Limited, GPO Box 1282, Melbourne, Victoria, 3001, Australia

○	by fax: to the Registry (within Australia) 1800 783 447 or (outside Australia) +61 3 9473 2555

●	For Intermediary Online subscribers (custodians): by visiting www.intermediaryonline.com. This method is not available for EUR Optionholders.

●	By attorney: by appointing an attorney to attend and vote at the relevant Scheme Meeting on your behalf. An attorney may only vote at the relevant Scheme Meeting if the instrument appointing the attorney, and the authority under which the instrument is signed or a certified copy of the authority are provided to EUR prior to the relevant Scheme Meeting (unless it has been previously provided to EUR).

●	By corporate representative: by an individual appointed to attend and vote at the relevant Scheme Meeting as the corporate representative of the EUR Securityholder, if the EUR Securityholder is a body corporate. This appointment must comply with the requirements of the Corporations Act. The corporate representative must ensure that EUR has received a certificate of appointment and any authority under which the appointment is signed, prior to the relevant Scheme Meeting (unless this has previously been provided to EUR). An “Appointment of Corporate Representative” form may be obtained from Computershare or online at www.investorcentre.com/au and select “Printable Forms”.

Proxy appointments must be received by 10:30am (AWST) on Tuesday, 20 October 2026 for the Share Scheme Meeting and 11:00am (AWST) on Tuesday, 20 October 2026 for the Option Scheme Meeting.

The Share Scheme Transaction Ratio will not be announced to ASX until 9:00am (AWST) on Wednesday, 21 October 2026, which is after the times set out above. An EUR Securityholder who has lodged a proxy form and who wishes to change the way their EUR Securities are voted after the Share Scheme Transaction Ratio has been announced may give notice in writing of the revocation of that proxy to the Registry before the commencement of the relevant Scheme Meeting, in which case a vote given in accordance with the terms of that proxy will not be valid, or may attend the relevant Scheme Meeting and vote in person instead of their proxy.

5.	eur information

This Section of the Scheme Booklet contains information in relation to EUR as at the date of the Scheme Booklet. Additional information is included in the Independent Expert’s Report set out in Annexure A to this Scheme Booklet.

5.1	Introduction

European Lithium Limited is an Australian public company which was incorporated in Western Australia on 10 March 2010.

EUR’s securities were admitted to the Official List of ASX on 29 November 2010 with official quotation commencing on 2 December 2010 and have remained listed on ASX since that date as a mineral exploration and development company.

Whilst EUR’s primary listing is on the ASX, EUR Shares are also admitted to trading on the Frankfurt Stock Exchange under the ticker “PF8” and are quoted in the United States on the OTCQB market operated by OTC Markets Group Inc. under the ticker “EULIF”.

In February 2024 EUR completed a transformational Business Combination (defined below) with CM Sub Corp. (previously Sizzle Acquisition Corp. (NASDAQ: SZZL)) (incorporated under the laws of Delaware) (Sizzle) to form Critical Metals Corp. (Business Combination). As part of the Business Combination, the Wolfsberg Lithium Project, in which the EUR Group previously held a 100% interest, was spun out to CRML as part of its commencement of trading on NASDAQ on 28 February 2024.

In consideration for the Business Combination, EUR was issued 67,788,383 CRML Shares (at the time comprising 83.03% of the voting shares of CRML).

Since listing on NASDAQ, CRML has diversified its critical minerals portfolio with the acquisition of a 92.5% interest in the Tanbreez Rare Earth Project, located in southern Greenland, which hosts a previously reported combined Indicated and Inferred Mineral Resource Estimate of 44.9Mt at 0.38% TREO.15

As at the date of this Scheme Booklet, EUR holds 45,536,338 CRML Shares (equating to approximately 31% of the voting shares of CRML).

Through its investment in CRML, EUR has retained exposure to two strategically significant critical minerals assets comprising:

(a)	the Wolfsberg Lithium Project in Carinthia, Austria; and

(b)	the Tanbreez Rare Earth Project in southern Greenland.

EUR also holds a portfolio of direct mineral exploration interests in Austria, Ireland and Australia, and strategic equity interests in a number of ASX-listed resource companies as set out in further detail below.

Further information can be found at www.europeanlithium.com and in the Independent Expert’s Report which is set out in Annexure A. Further details of CRML’s business, assets, financial position and directors are set out in Section 6 of this Scheme Booklet.

5.2	Overview of EUR’s operations

(a)	Investment in CRML

As at 11 August 2026, being the last close of trade on NASDAQ prior to the Last Practicable Date, EUR’s current investment in CRML is valued at approximately US$308 million.16

Since closing of the Business Combination in early 2024, EUR has divested part of its investment in CRML by disposing of 22,252,045 CRML Shares. Through its divestment, EUR has significantly strengthened its balance sheet, with the total proceeds of sale of CRML Shares equal to approximately US$365 million.

[15]	Refer to ASX Announcement titled “Maiden Mineral Resource Estimate 45Mt Tanbreez Rare Earth Project Greenland” released on ASX on 13 March 2025.
[16]	Based on the last closing price of CRML Shares (US$6.77) on the last trading day on NASDAQ prior to the Last Practicable Date. The value of CRML Shares is subject to fluctuations in the CRML share price.

On 11 October 2025, following EUR’s divestment of part of its investment in CRML, EUR no longer controlled CRML and deconsolidated CRML from its balance sheet, recognising a gain on deconsolidation of approximately A$1.2 billion.

Through its investment in CRML, EUR has indirect exposure to two strategically significant critical minerals assets in the Tanbreez Rare Earth Project and Wolfsberg Lithium Project, with Tanbreez now considered to be CRML’s flagship project.

EUR has agreed that it will not dispose of any of its current shareholding in CRML prior to implementation of the Schemes and completion of the Merger pursuant to the terms of the Scheme Implementation Deed.

EUR acquired its investment in CRML following closing of the Business Combination, which was implemented pursuant to a plan of merger agreement dated 24 October 2022 (as amended on 4 January 2023, 7 July 2023 and 17 November 2023) between CRML, Sizzle, EUR, European Lithium AT (Investments) Limited (incorporated under the laws of the BVI) (a wholly owned subsidiary of EUR at the time, which held the Wolfsberg Lithium Project) (European Lithium AT) and Project Wolf Merger Sub Inc. (incorporated under the laws of Delaware) (a wholly owned subsidiary of CRML) (Merger Agreement).

Notwithstanding closing of the Business Combination, the Merger Agreement remains in force because CRML has obligations under it to issue two tranches of earn-out shares (Earn Out Shares) subject to the satisfaction of certain CRML Share-price based milestone hurdles as follows:

(i)	in the event that, during the 5 year period following closing (Earn Out Period), the VWAP of CRML Shares is greater than or equal to US$15 for any 20 trading days on NASDAQ within any 30 trading day period during the Earn Out Period, CRML must issue EUR with 3,389,419 Earn Out Shares (representing 5% of the number of CRML Shares issued to EUR at closing of the Business Combination); and

(ii)	in the event that, during the Earn Out Period, the VWAP of CRML Shares is greater than or equal to US$20 for any 20 trading days on NASDAQ within any 30 trading day period during the Earn Out Period, CRML must issue EUR with a second tranche of 3,389,419 Earn Out Shares (representing 5% of the number of CRML Shares issued to EUR at closing of the Business Combination).

EUR and CRML also intend to enter into an amendment to the Merger Agreement pursuant to which CRML’s obligations in respect of the issue of the Earn Out Shares to EUR will be extinguished, subject to and conditional upon the Schemes becoming Effective.

Following implementation of the Schemes, CRML has advised that it is proposed that EUR’s cross-shareholding in CRML will continue to be held by EUR and that the rights attaching to the cross-shareholding (including voting rights and entitlements to dividends and distributions) will be suspended by operation of an amendment to CRML’s Articles of Association. Refer to Section 7.7(d).

(b)	Tanbreez Rare Earth Project, Greenland

(i)	Tenure

The Tanbreez Rare Earth Project, located in southern Greenland, comprises one active Mining Exploitation Licence (MIN) MIN2020-54 which is held by Tanbreez Mining Greenland A/S.

EUR holds a 7.5% interest in the Tanbreez Rare Earth Project through its 7.5% equity interest in Tanbreez Mining Greenland A/S, with the remaining 92.5% equity interest held by CRML.

The project tenure is summarised in the table below:

Tenement ID	Registered Holder	Ownership	Date Granted	Expiry Date	Minerals Permitted	Total Area (Km2)
MIN2020-54	Tanbreez Mining Greenland A/S	CRML (92.5%) EUR (7.5%)	8 September 2020	7 September 2050	Zr, Hf, Ta, Nb, La, Ce, Pr, Nd, Sm, Eu, Gd, Tb, Dy, Ho, Er, Tm, Yb, Lu, Y	18

(ii)	Project and geological setting

The Tanbreez Rare Earth Project covers approximately 18km² in southern Greenland. The regional capital, Qaqortoq, lies 20 km to the south, and the Qaqortoq International Airport lies 12 km south of the licence area. The area benefits from year-round direct shipping access via deep-water fjords leading to the North Atlantic Ocean.

The Tanbreez deposit is classified as a peralkaline igneous Rare Earth Element (REE)–Zirconium (Zr) deposit, hosted within the Ilímaussaq Alkaline Complex.

The primary REE-bearing mineral is eudialyte, which carries both light and heavy REEs along with zirconium, cerium, hafnium, niobium and tantalum. Eudialyte has extremely low uranium and thorium, making it attractive for mining.

(iii)	Tanbreez MRE

The Mineral Resource Estimate for the Tanbreez Rare Earth Project was reported by EUR in accordance with the JORC Code on 13 March 2025 (Tanbreez MRE). The Tanbreez MRE was first prepared in 2016 by the former owner of the project, Rimbal Pty Ltd.

The Tanbreez MRE reports a eudialyte-hosted rare earth resource at the Tanbreez Fjord and Hill deposits of 44.9 Mt at 0.38% TREO (including ~27% heavy rare earth oxides (HREO)), 1.39% ZrO2 and 0.14% Nb2O5.

Tanbreez MRE summary

Classification	Mtonnes	TREO	ZrO2	Nb2O5
Indicated Resource	25.4	0.37%	1.37%	0.13%
Inferred Resource	19.5	0.39%	1.42%	0.15%
Total	44.9	0.38%	1.39%	0.14%

Source: EUR ASX announcement released 13 March 2025.

The Tanbreez Fjord and Hill deposits are disseminated within the kakortokite host rock that covers approximately 5 km × 2.5 km and up to 270 m thick, estimated at 4.7 billion tonnes of kakortokite (the host itself does not indicate any certainty of hosting economic mineralisation). The MRE drilling tested the entire intersection from surface to end-of-hole, averaging the REE and metal oxides within the kakortokite.

(iv)	Recent drilling activities at Tanbreez

CRML has undertaken diamond drilling campaigns at the Tanbreez Rare Earth Project throughout 2024 and 2025. The results of those drilling campaigns have been reported by EUR on the ASX in accordance with the JORC Code and are summarised below. CRML has also published the results of the drilling campaigns on the SEC in accordance with Subpart 1300.

Source: EUR ASX announcement released 15 January 2026

2024 drilling

The 2024 drilling campaign comprised 13 diamond drill holes for a total of 1,149.50 metres. The holes were drilled vertically with one angled hole to intersect sub-horizontal layers at true thickness in the Lower Fjord area.

The primary objective of the 2024 drilling campaign was to extend known mineralisation and further refine the geological model to support an upgrade to the Tanbreez MRE and to advance subsequent mine planning studies.

The highlight intercepts include the following drill holes in the Lower Fjord area:

●	K-24 (203.2m @ 0.48% TREOY[17] from surface)

●	C-24 (65.3m @ 0.54% TREOY from surface)

●	X-24 (63.7m @ 0.56% TREOY from surface)

The assays demonstrate consistent TREO grades ranging from 0.39% to 0.56% across all of the reported drill holes, with HREO representing approximately 25-27% of TREO.

The drilling results also highlighted the multi-commodity potential given the presence of gallium oxide (~97 ppm), hafnium oxide (~350 ppm), yttrium oxide (~742 ppm), cerium oxide (~1,630 ppm), zirconium (1.55-1.97% ppm), niobium and tantalum.

Further details of the results of the 2024 drilling program are set out in EUR’s ASX announcement titled ‘CRML Announces Final 2024 Drilling Results’ released 16 December 2025.

2025 drilling

The 2025 drilling campaign comprised 20 diamond drill holes for a total of 3,430 metres. The holes were drilled both vertically and on angles in the Fjord, Upper Fjord and Area B areas of the Tanbreez Rare Earth Project.

[17]	TREO+Y represents the sum of La₂O₃, CeO₂, Pr₂O₃, Nd₂O₃, Sm₂O₃, Eu₂O₃, Gd₂O₃, Tb₄O₇, Dy₂O₃, Ho₂O₃, Er₂O₃, Tm₂O₃, Yb₂O₃, Lu₂O₃, and Y₂O₃.

EUR reported the assay results for the first 13 diamond drill holes of the 2025 drilling program at the Fjord Deposit and Upper Fjord areas of the Tanbreez Rare Earth Project on 15 January 2026. The assays for Area B and two remaining holes at the Fjord Deposit were reported on 10 February 2026.

Source: EUR ASX announcement released 15 January 2026.

Similar to the 2024 drilling objectives, the 2025 drilling campaign was designed to extend known mineralisation and refine the geological model, with the primary objective of supporting an upgrade to the Tanbreez MRE and advance subsequent mine planning. A priority follow up target was the extension and confirmation of the strong mineralisation intersected in drill hole K-24 in the Upper Fjord area.

The highlight intercepts from the assays received from the Upper Fjord area include:

●	25-D01 (165.76m @ 0.47% TREOY from 28m)

●	25-D02 (187.0m @ 0.48% TREOY from surface)

The assays demonstrate TREOY grades range from approximately 0.35% to 0.77%, with an average HREO composition of ~25.7% (ranging 25–29% of TREOY), which is largely consistent with the results received as part of the 2024 drilling program. The results are observed across multiple vertical and deep angled holes spaced along the Lower and Upper Fjord areas within the kakortokite host rock, consistent with a stratiform, laterally continuous magmatic mineralised layer.

Further details of the results of the 2025 drilling program are set out in EUR’s ASX announcements titled ‘CRML Announces Outstanding New High-Grade Results for 2025 Drilling Tanbreez Greenland’ released 15 January 2026 and ‘CRML Announces Compelling High-Grade Drilling Results Tanbreez Greenland’ released 10 February 2026.

(v)	Additional information

Additional information regarding the Tanbreez Rare Earth Project is set out in Section 6.5.

(vi)	Compliance statements

The information in this Scheme Booklet that relates to Mineral Resources for the Tanbreez Rare Earth Project is extracted from EUR’s ASX announcement and public report titled “Maiden Mineral Resource Estimate 45MT Tanbreez Rare Earth Project” dated 13 March 2025 which is accessible on EUR’s ASX announcements platform at www.asx.com.au.

The information in this Scheme Booklet that relates to Exploration Results at the Tanbreez Rare Earth Project is extracted from EUR’s ASX announcements titled “CRML Announces Outstanding New High-Grade Results for 2025 Drilling” dated 15 January 2026, “CRML Announces Final 2024 Drilling Results” dated 16 December 2025 and ‘CRML Announces Compelling High-Grade Drilling Results Tanbreez Greenland’ dated 10 February 2026.

EUR confirms that it is not aware of any new information or data that materially affects the information included in the relevant market announcements. In the case of estimates of Mineral Resources or Ore Reserves, EUR confirms that all material assumptions and technical parameters underpinning the estimates in the relevant market announcements continue to apply and have not materially changed. In addition, EUR confirms that the form and context in which the competent persons’ findings are presented have not been materially modified.

(c)	Wolfsberg Lithium Project, Austria

(i)	Overview

The Wolfsberg Lithium Project is a fully licensed hard-rock lithium project in Austria, held through a wholly owned subsidiary of CRML, European Lithium AT GmbH (an entity incorporated in Austria).

The Wolfsberg Lithium Project comprises two integrated operations including an underground mine and concentrator capable of producing a spodumene concentrate, and a hydrometallurgical plant converting that concentrate into battery-grade lithium hydroxide monohydrate.

(ii)	Location and infrastructure

The Wolfsberg Lithium Project comprises 54 exploration licences and 20 mining licences, granted on 22 March 2011. Wolfsberg is a town of approximately 25,000 inhabitants with a growing light-industrial sector, so the Project requires no accommodation or social infrastructure. Austria’s mining tradition includes an established mining university at Leoben (93 km away, ~3,000 students), providing a strong local pool of technically skilled labour.

Wolfsberg Lithium Project location. Source: EUR ASX Announcement released 8 March 2023.

The planned mine and concentrator site lies approximately 20 km east of the town of Wolfsberg in the Carinthia region of southern Austria, with the hydrometallurgical plant located just south of Wolfsberg, close to the A2 motorway and the natural gas transmission pipeline that follows it. The mining property is accessed by surfaced road, being the L148 Weinebene Straße (~23 km) from Wolfsberg to the west, or the L619 (~26 km) from Deutschlandsberg in Styria to the east.

The operational site has ready access to skilled labour, electricity, natural gas, water, communications and transport. The Koralm Tunnel beneath the Koralpe mountains, linking Styria and Carinthia and connecting to the Baltic–Adriatic rail corridor, is expected to bring high-speed rail access in the mid-2020s. The continental climate (warm summers, harsh winters) does not significantly affect operations, which run year-round, and provincial roads are kept clear of snow. The DFS confirms the underground portal, concentrator and surface infrastructure can sit within less than 10 hectares, and that a battery-electric-vehicle mining fleet is economically viable, significantly reducing the Wolfsberg Lithium Project’s environmental footprint.

(iii)	Project and geological setting

The Wolfsberg Lithium Project lies within the Koralpe–Wölz nappe system of the Upper Austroalpine unit of the Eastern Alps, a mountain range composed of pre-Alpine (mainly Palaeozoic) medium to fine-grade metasedimentary rocks. The regional pegmatite belt extends over 400 km, though most pegmatites are barren of lithium.

The deposit is classified as a rare-element pegmatite of the lithium, caesium and tantalum (LCT) family, albite spodumene type. Exploration history spans Minerex’s 1981–1987 program (surface and underground drilling, a decline and trial mining) and EUR’s drilling since 2011 (50 holes for 14,903 m in Zones 1 and 2), including 2019 and 2021 infill and resource-extension campaigns.

(iv)	Mineral Resource Estimate

The Mineral Resource Estimate for the Wolfsberg Lithium Project was reported by EUR to the ASX on 1 December 2021 in compliance with the JORC Code (Wolfsberg MRE). The Wolfsberg MRE comprises 9.7 Mt of combined Measured and Indicated Resources at 1.03% Li₂O, and 12.88 Mt of Measured, Indicated and Inferred Resources at 1.00% Li₂O.

Summary of the Wolfsberg MRE

Classification	Tonnage (T)	Grade (% Li2O)
Measured	4,313,000	1.13
Indicated	5,430,000	0.95
Total (Measured + Indicated)	9,743,000	1.03
Inferred	3,138,000	0.90
Total (Measured + Indicated + Inferred)	12,881,000	1.00

Mineral Resource Estimate for the Wolfsberg Lithium Project. Source: EUR ASX announcement released 1 December 2021.

(v)	Ore Reserve Estimate

The Ore Reserve was reported by SRK Consulting (UK) Ltd, effective 1 July 2022, in accordance with the JORC Code (Wolfsberg ORE). The Wolfsberg ORE totals 11,483 kt grading 0.64% Li₂O for a contained 72.9 kt Li₂O, comprising 32.3% Proved and 67.7% Probable categories. The reserve represents the portion of the Measured and Indicated Resource that can be economically extracted, and supports a life-of-mine plan of 14.6 years at a production rate of approximately 780 kt/a ROM.

Summary of Wolfsberg ORE

Classification	CoG (% Li2O)	Ore (kt)	Grade (% Li2O)	Content (t Li2O)
Proved
AHP – Amphibolite Hosted	0.30	2,913	0.67	19,577
MHP – Mica schist Hosted	0.32–0.45	800	0.82	6,525
Sub-total Proved		3,713	0.70	26,103
Probable
AHP – Amphibolite Hosted	0.30	3,285	0.54	17,688
MHP – Mica schist Hosted	0.32–0.45	4,485	0.65	29,146
Sub-total Probable		7,770	0.60	46,834
Total Ore Reserve		11,483	0.64	72,937

Ore Reserve Statement for the Wolfsberg Lithium Project. Source: EUR ASX announcement released 1 July 2022. AHP = Amphibolite Hosted Pegmatites; MHP = Mica schist Hosted Pegmatites; CoG = cut-off grade.

(vi)	Technical studies

The Wolfsberg ORE was reported as part of the Definitive Feasibility Study published in respect of the Wolfsberg Lithium Project released by EUR on 8 March 2023 (DFS).

The DFS was prepared on the basis of a fully integrated operation comprising both an underground mine and concentrator producing a spodumene concentrate, and a separate downstream hydrometallurgical plant converting that concentrate into battery-grade LHM. The economic outcomes reported in that study, including a post-tax net present value of approximately US$1.5 billion, estimated capital expenditure of approximately US$866 million to US$873 million, and average LHM production of approximately 8,800 tonnes per annum over a 14.6-year life of mine, reflected the combined upstream and downstream operations.

In light of the Shareholders’ Agreement entered into between CRML and Obeikan (as detailed in Section 6.6.12), CRML intends to complete a revised mine study addressing the mining and concentrator operations only (that is, the production and sale of spodumene concentrate), thereby decoupling the upstream operations from the downstream lithium hydroxide conversion stage that formed part of the original study. Accordingly, the scope, capital requirements and financial outcomes of any revised study focused solely on the mine and concentrator are expected to differ materially from those of the DFS.

(vii)	Recent developments

On 2 December 2024, the Wolfsberg Lithium Project received the decree from the Carinthian state government with confirmation that an Environmental Impact Assessment is not required. The decree stipulates that given the Wolfsberg Lithium Project relates to underground mining where the surface area required by the above-ground facilities is less than 10 hectares, that the Wolfsberg Lithium Project is not subject to a full-scale environmental approval process as required by law. The decree fast-tracks the transition from exploration into mining operation from the environmental perspective. In December 2025, the decree was appealed to the Austrian administrative court by third parties not related to the Project. The court has delegated the decision-making back to the issuing authority at the state of Carinthia for reassessment.

As at the date of this Scheme Booklet, no decision regarding the appeal by the issuing authority has been made.

(viii)	Additional information

Additional information regarding the Wolfsberg Lithium Project is set out in Section 6.6.

(ix)	Competent Persons Statement

The information in this Scheme Booklet that relates to Exploration Results or Mineral Resources or Ore Reserves at the Wolfsberg Lithium Project is extracted from EUR’s ASX announcement titled “Wolfsberg Lithium Project Definitive Feasibility Study Results” dated 8 March 2023, accessible on EUR’s ASX announcements platform at www.asx.com.au.

EUR confirms that it is not aware of any new information or data that materially affects the information included in the relevant market announcements. In the case of estimates of Mineral Resources or Ore Reserves, EUR confirms that all material assumptions and technical parameters underpinning the estimates in the relevant market announcements continue to apply and have not materially changed. In addition, EUR confirms that the form and context in which the competent persons’ findings are presented have not been materially modified.

(d)	Austrian Lithium Projects

In addition to its indirect exposure to Wolfsberg through CRML, EUR holds direct Austrian lithium exploration interests comprising:

(i)	the Bretstein-Lachtal Project;

(ii)	the Klementkogel Project; and

(iii)	the Wildbachgraben Project,

(together, the Austrian Lithium Projects).

The Austrian Lithium Projects consist of 245 exploration licences covering a total area of 138.9km2 in southern Austria which are located approximately 70km from the Wolfsberg Lithium Project.

Summary of Austrian Lithium Projects tenure

Project / Location	No Of Tenement / Type	License IDs	Registered Holder	Eur equity interest	Date Granted	Expiry Date	Total Area (Approx.)
Bretstein-Lachtal	191 EL	1 - 191/22	ECM Lithium AT GmbH	100% EUR	28 Feb 2022	31 Dec 2026	108.3km2
Klementkogel	22 EL	192 – 213/22	ECM Lithium AT GmbH	100% EUR	28 Feb 2022	31 Dec 2026	12.5km2
Wildbachgraben	32 EL	214 – 245/22	ECM Lithium AT GmbH	100% EUR	28 Feb 2022	31 Dec 2026	18.1km2

Notes:

1.	ECM Lithium AT GmbH is 100% owned by CRML.

2.	EL = Exploration License.

The licences cover ground that is considered prospective for lithium occurrences in the Styria mining district of Austria.

The main focus of regional lithium exploration has been at the Bretstein which is within the Walzer Tauern and consists of metamorphic rocks affected by nappe stacking during the eo-alpine events. The Rappold Complex, which is the main pegmatite-bearing unit, is overthrusted by the Drauzug-Gurktal nappe system in the southern area.

Spodumene-bearing pegmatites only occur in the Rappold Complex, which comprises garnet mica-schists, marbles and amphibolites. These spodumene-bearing pegmatites are reported to be up to 10m thick within the Bretstein Marble (GEO, 2023).

The pegmatites have irregularly distributed mica scales several cm in size, which are sometimes layered with pure quartz alternating with layers of feldspar with fine-grained spodumene crystals.

The Klementkogel and Wildbachgraben properties nearby have generally similar geology and mineralisation.

(e)	Leinster Lithium Project, Ireland

In November 2024, EUR completed the acquisition of LRH Resources Limited, which holds a 100% interest in the Leinster Lithium Project in Ireland.

The Leinster Lithium Project is situated south of Dublin in the Leinster Granite Massif within the same key tectonic structure known as the East Carlow Deformation Zone and along strike to the Blackstairs Lithium (Gangfeng / ILC joint venture) Avalonia Project. This structure is interpreted to control the emplacement of most known LCT bearing pegmatite occurrences within the Leinster Granite Massif.

The Leinster Lithium Project is subdivided into a North Leinster and a South Leinster Block. The North Leinster Block consists of 15 prospecting licences covering an area of 477km2 and the South Leinster Block consists of 8 licences covering an area of 284km2. Each block contains several developing prospect areas where significant lithium bearing spodumene pegmatites have been located in surface sampling and more recently diamond drilling on PL 1597.

EUR recently secured the granting of the prospecting licences comprising the North Leinster Block and launched an exploration program to maximise the 2026 field season. Planned activities include mapping and sampling, with a potential aerial magnetic survey over both the South Leinster and North Leinster Blocks.

Field crews from Irish geological consultancy Aurum Exploration Limited mobilised a four-member team, which commenced the field season with the objective of confirming new exploration targets over the North Leinster Block. Limited information is available on historical lithium exploration in the area and, as such, this work represents a first-pass investigation using modern exploration techniques, undertaken for the first time across the area.

EUR is awaiting assay results of channel, rock chip and geochemical samples from the South Leinster Block sampling collected in January 2026.

(f)	Pilbara Exploration Project, Australia

(i)	Location and tenure

The Australian tenure covers three non-contiguous areas within the West Pilbara region of WA. These project areas are referred to as Munni Munni South, Munni Munni, and Karratha.

Munni Munni South comprises three granted exploration tenements (E47/4532, E47/4534 and E47/4544) located approximately 20km northeast of the town of Pannawonica and approximately 90km south southwest of Karratha. Tenure is held by John Wally Resources Pty Ltd which is 50% owned by European Lithium. Access is via the Millstream Road out of Pannawonica.

Munni Munni comprises one tenement in application (E47/4860) and is located approximately 50km south of Karratha and adjacent to the known Munni Munni deposit. The tenement was applied for by John Wally Resources Pty Ltd and has been in application since 30 November 2022. VRM has been advised by EUR that it is second in time application to E47/4857.

The Karratha project area comprises one tenement in application (E47/4144), located between the towns of Karratha and Roebourne. In relation to E47/4144, European Lithium applied for 58 Blocks on 25 March 2019. The application is progressing through the WA Mining Act regulatory process.

It is uncertain whether the applications will be granted.

Summary of Pilbara tenure, Australia

Tenement ID	Project	Registered Holder	EUR equity interest	Status	Date Granted	Expiry Date	Total Area (Blocks)
E47/4532	Munni Munni South	John Walley Resources Pty Ltd[1]	50%	Granted	5 July 2022	4 July 2027	70
E47/4534	Munni Munni South	John Walley Resources Pty Ltd[1]	50%	Granted	27 January 2022	26 January 2027	70
E47/4544	Munni Munni South	John Walley Resources Pty Ltd[1]	50%	Granted	13 June 2024	12 June 2029	70
E47/4860	Munni Munni	John Walley Resources Pty Ltd[1]	50%	Application	N/A	N/A	7
E47/4144	Karratha	EUR[2]	100%	Application	N/A	N/A	50

Notes:

1.	John Walley Resources Pty Ltd is 50% owned by EUR.

2.	58 blocks applied for, 50 available for grant.

Pilbara exploration project tenure. Source: VRM compiled from DPME data, GDA2020, Zone 50

(ii)	Geological context

The tenure package is entirely within the Archean Pilbara Craton, a 3800–2830 Ma, 500 000 km2 segment of Archean granite–greenstone crust underlying the Pilbara region of northwestern WA. Over 80% of the Pilbara Craton is concealed beneath unconformably overlying Neoarchean and Proterozoic volcanic and sedimentary successions (Hickman, 2021).

The project tenure spreads across parts of the Central Pilbara Tectonic Zone (CPTZ) with Munni Munni South and Munni Munni, and the Karratha tenure in the West Pilbara Superterrane (WPT). The West Pilbara Superterrane is composed of the Regal Terrane, Karratha Terrane and Sholl Terranes. The CPTZ is superimposed on the Regal and Sholl Terranes and on basins of the younger De Grey Superbasin in the northwest Pilbara Craton (Hickman, 2021).

(iii)	Munni Munni South

Munni Munni South surrounds the Blacktop prospect, as reported by the Department of Local Government, Industry Regulation and Safety (DMIRS). The bedrock geology of the area comprises the Kylena Formation (volcanic lavas and sedimentary rocks), Tumbiana Formation and Maddina Formation (volcanic sediments). The area is considered prospective for VMS or epithermal styles of mineralisation, potentially hosting gold, copper, lead and zinc. No significant economic gold or base metals deposits are reported. The Tumbiana Formation, which consists of turbiditic bedded tuff, tuffaceous detrital rocks with thin dolomite, chert and shale, hosts the majority of previously identified anomalism by Helix Resources in 2008 for gold and base metals from stream, soil and rock chip samples (WAMEX A81347). Historically DeBeers had also explored the area for diamonds at Blacktop.

Geology of Munni Munni South tenure. Source: VRM compiled data sourced from DMPE.

(iv)	E47/4860 (Application)

E47/4860 is situated just south of the known Munni Munni PGE deposit which is a layered intrusion comprised of ultramafic and gabbroic cumulates. The Munni Munni intrusion has intruded granitoids (Cherratta granitic complex) of the Pilbara Craton and is unconformably overlain by sedimentary and volcanic rocks of the Fortescue Group.

Widespread surface anomalies in PGE, nickel, copper and chromium have been identified by adjacent tenure owners across the intrusion, highlighting the broader prospectivity of the system and multiple potential target corridors for follow-up drilling.

The tenement is therefore considered prospective for PGE, nickel and copper mineralisation.

(v)	E47/4144 (Application)

The Karratha tenure is dominated by rocks of the Cleaverville Formation, Regal Formation, Nickol River Formation and the Roebourne Group. The Roebourne Group comprises a series of greenstone mafic/ultramafic volcanics, intercalated at times with sedimentary units, including various cherts, BIF, clastic sediments, conglomerates, and carbonates, some of which have undergone varying degrees of contact and regional metamorphism. The Karratha Granodiorite exists in the south-western corner of E47/4144. The project area is considered prospective for copper, gold and lithium mineralisation. Gold mineralisation is found in association with shearing and faulting often in contacts between units around the Regal thrust and splay shears in quartz veins within strongly sheared chlorite serpentine schists.

Gold discoveries in the Nickol River and Weerianna areas are both associated with the Regal Formation and the Nickol River Formation. There has been significant structural deformation associated with the Sholl shear zone and the Regal thrust as well as numerous related splays and faults.

The Cleaverville Formation, which is within the Nimingarra Formation near the upper part of the Group, hosts iron-enriched BIF pods, with abundant magnetite, and banded jaspilite, and varies in thickness.

(vi)	Exploration

European Lithium has not reported any exploration activity on the granted tenure. For E47/4144, initial desktop analysis of government data and previous open file statutory reports was reported in the EUR ASX announcement on 11 November 2020.

EUR reported several areas of prospectivity within the tenement which relate to extensions of known gold occurrences at Weerianna and Nickol River, as evidenced from magnetic anomalies that continue into E47/4144. EUR reports that they plan to target exploration along these trends, specifically where they intersect structures such as shears in and around the Regal thrust, or the crests/troughs of folded units, for possible reef-style formations.

(vii)	Further information

Further information regarding EUR’s West Australian tenure is set out in Section 5 of the Independent Technical Assessment and Valuation Report which forms part of the Independent Expert’s Report at Annexure A.

(g)	Other investments

As at the Last Practicable Date, EUR holds strategic equity interests in a number of ASX-listed resource companies as follows:

Company	Securities held	% Issued Capital
CuFe Limited (ASX: CUF)	366,665,328 shares	17.68% of the issued capital of CUF (based on the Appendix 2A lodged by CUF on 23 July 2026)
Moab Minerals Ltd (ASX: MOM)	358,097,603 shares	17.77% of the issued capital of MOM (based on the Appendix 3H lodged by MOM on 6 July 2026)
Helix Resources Ltd (ASX: HLX)	6,857,143 shares	3.56% of the issued capital of HLX (based on the Appendix 2A lodged by HLX on 24 June 2026)

EUR also holds listed options in CuFe Ltd (ASX: CUFO) and an interest in Pan African Niger Limited, an unlisted entity, neither of which is material to EUR.

(h)	Velta Acquisition

(i)	Background

On 27 January 2026, EUR announced that it had entered into a binding agreement to acquire 100% of the issued capital of Velta Holding US Inc. (Velta) (Acquisition Agreement), a US-based titanium feedstock producer with mining assets and processing facilities located in Ukraine.

Velta’s Birzulivske ilmenite deposit is located in the Novomyrhorod region of the Kirovohrad region in central Ukraine. Velta’s other assets include ilmenite and titanium ore resources, associated processing facilities, proprietary technologies developed through research and development activities and patented intellectual property, aimed at being a vertically integrated titanium producer from feedstock to supplying high-quality titanium materials to global markets. Velta’s existing key clients include Chemours (DuPont), Precheza and Traxys.

Pursuant to the terms of the Acquisition Agreement, EUR has agreed to acquire 100% of the issued capital of Velta in consideration for the issue of approximately 173,000,000 EUR Shares to the shareholders of Velta, subject to completion of due diligence by EUR on Velta’s business and assets and other conditions precedent.

The proposed acquisition of Velta represents a strategic opportunity to expand EUR’s portfolio into titanium and related critical materials and industrial minerals used in defence, aerospace, energy, high-technology manufacturing and construction industries.

(ii)	Secured debt purchase

EUR, through its Ukrainian subsidiary European Lithium Ukraine LLC (EUR Ukraine), has acquired a secured loan owed by Velta Production & Commercial Company LLC (Velta PCC) (Velta Debt). The Velta Debt was originally advanced by PIB Bank to Velta PCC as project financing for the construction of Velta PCC’s ilmenite mine, and is secured by a mortgage over the mine’s integral property complex (broadly, the whole of the productive asset complex of the enterprise). Following the liquidation of PIB Bank, the Velta Debt and its associated security passed to Ukraine’s Deposit Guarantee Fund, which offered it for sale by auction.

EUR Ukraine acquired the Velta Debt at that auction for approximately US$21 million, representing a discount of approximately 90% to its outstanding face value of approximately US$211 million (comprising principal, accrued interest and penalties).

On 21 August 2026, EUR was assigned the Velta Debt from EUR Ukraine. As a result of the acquisition of the Velta Debt and assignment, EUR has stepped into the position of secured creditor of Velta PCC and holds a claim against Velta PCC for the full outstanding face value of the Velta Debt (notwithstanding the lower price paid) and the benefit of the security over the mine’s integral property complex.

The Velta Debt provides EUR with a secured creditor’s position in the Velta group ahead of completion of the acquisition of Velta, including priority over the secured assets and the ability to participate in and influence any enforcement or insolvency process affecting Velta PCC. EUR intends for this position to support a proposed restructuring of the Velta group, under which the relevant operating assets would be transferred to a new operating entity and Velta PCC would ultimately be wound up, with EUR retaining the benefit of the security.

(iii)	Working capital loans

In connection with the proposed acquisition of Velta, EUR has advanced loans to Velta in an aggregate amount of US$11 million. The loaned amount was advanced to Velta to repay trade creditors and for working capital purposes. The loans are secured over all of the assets of Velta and bear interest at 10% per annum.

The loans are repayable on the earlier of 1 March 2027 or the occurrence of a mandatory prepayment event (these being a refinancing, sale of the Velta business or assets or a change of control in relation to Velta (other than the acquisition by EUR)) or within 10 business days of completion of the Acquisition Agreement.

The loan agreement otherwise contains terms which are standard for an agreement of its nature, including representations and warranties and triggers for events of default under the loans.

(iv)	Conduct in relation to Velta

The Scheme Implementation Deed provides that EUR is not permitted to take any action in relation to the Velta Acquisition, Velta Debt or the working capital loans without the prior consent of CRML, including completing the Velta Acquisition prior to Implementation.

EUR, Velta and Andriy Brodskyy, Velta’s largest shareholder, entered into a deed of variation and accession in respect of the Acquisition Agreement dated 19 August 2026 (as amended from time to time) (Velta Deed of Variation). Under the Velta Deed of Variation, on and from the date on which both the Share Scheme and the Option Scheme become Effective:

●	EUR’s obligations to allot, issue or deliver EUR Shares are replaced with obligations to procure that CRML issues CRML Shares, and the reference to 173,000,000 EUR Shares as consideration for the Velta Acquisition is replaced with a reference to that number of CRML Shares calculated by multiplying 173,000,000 by the Share Scheme Transaction Ratio being issued to the Scheme Participants; and

●	the date by which the conditions to completion under the Acquisition Agreement must be satisfied is extended to 30 September 2026, which may be further extended by written agreement of the parties.

If the Scheme Implementation Deed is terminated, or the Schemes lapse or are not implemented in accordance with their terms, the variations will be of no force or effect and the Acquisition Agreement and the working capital loan agreement will continue on their existing terms.

The effect of these arrangements is that, in any case where the Schemes become Effective, consideration for the Velta Acquisition will be satisfied by the issue of CRML Shares rather than EUR Shares.

It is noted however that completion under the Acquisition Agreement remains subject to satisfaction of EUR’s due diligence on Velta, which is a condition for EUR’s sole benefit. As at the date of this Scheme Booklet, CRML has not formed any intention as to whether it intends to complete under the Acquisition Agreement.

(i)	Millstone Agreements

(i)	Background

EUR entered into:

(A)	a share sale and purchase agreement (as amended from time to time) with Millstone and Company Global DWC-LLC (Millstone) in November 2021 pursuant to which EUR acquired 100% of the issued capital of European Lithium Ukraine LLC (SPA); and

(B)	a subscription agreement (as amended from time to time) with Millstone pursuant to which Millstone agreed to subscribe for up to $20,000,000 of EUR Shares in four tranches (Subscription Agreement),

(together, the Millstone Agreements).

Completion occurred under the SPA on 29 December 2023. EUR has continuing obligations to issue EUR Securities to Millstone under the SPA on the terms set out below. EUR also has obligations to issue the remaining tranches of EUR Shares under the Subscription Agreement on the terms set out below.

(ii)	Subscription Agreement

On 3 November 2021, EUR and Millstone entered into the Subscription Agreement under which Millstone agreed to subscribe for up to $20,000,000 of EUR Shares in four tranches (Placement Shares). The first two tranches of Placement Shares were issued to Millstone on 22 December 2021 and 27 January 2022.

The subscription and issue of the third tranche (52,631,579 Placement Shares for $5,000,000) is conditional upon grant of the Dobra Permit (defined below) and satisfaction of the post-completion conditions outlined in Section 5.2(i)(iii)(E) – (J) below.

The subscription and issue of the fourth tranche ($10,000,000 worth of Placement Shares, calculated by reference to a 20-day VWAP of EUR Shares and a floor price of $0.095, and capped at 105,263,158 EUR Shares) is conditional upon the Dobra Deposit achieving a positive pre-feasibility study with a pre-tax NPV of at least US$240,000,000.

As at the date of this Scheme Booklet, the conditions to the subscription and issue of the third and fourth tranche Placement Shares have not been satisfied.

(iii)	SPA

EUR and Millstone also entered into the SPA under which EUR acquired 100% of the issued capital of EUR Ukraine (formerly Petro-Consulting LLC) from Millstone (Acquisition). The consideration payable for the Acquisition comprises:

(A)	7,000,000 EUR Shares, to be issued within 10 business days after EUR Ukraine becomes the registered holder of special permits for subsoil use in respect of the Dobra Deposit in the Novoukraynskiy district of Kirovograd region (Dobra Permit) (Dobra Permit Grant Date);

(B)	the number of EUR Shares calculated as $17,300,000 divided by the greater of (i) the floor price of $0.095 and (ii) 80% of the 20-day VWAP of EUR Shares immediately before the grant of the Dobra Permits, to be issued on the Dobra Permit Grant Date, subject to satisfaction of the post-completion conditions outlined in Section 5.2(i)(iii)(E) – (J) below;

(C)	the number of EUR Shares calculated as $2,000,000 divided by the greater of (i) the floor price of $0.095 and (ii) 80% of the 20-day VWAP of EUR Shares immediately before the Dobra Permit Grant Date, to be issued within 10 business days of grant of a special permit for subsoil use in respect of the Shevchenkivske Deposit (Shevchenkivske Permit) (Shevchenkivske Permit Grant Date); and

(D)	50,000,000 Performance Shares on the terms set out in Section 5.2(j) below, subject to satisfaction of the issuance conditions.

The issuance of the EUR Shares and Performance Shares described in paragraphs (A) and (D) above are subject to satisfaction or waiver of the following post-completion conditions on or before 31 December 2027:

(E)	the cancellation or termination of martial law in Ukraine;

(F)	EUR Ukraine having commenced drilling on the Dobra Permits;

(G)	EUR Shareholders approving for all relevant purposes the issue of the remaining Placement Shares and consideration securities;

(H)	there being no material adverse change in either EUR Ukraine or EUR (a change of control of EUR being deemed a material adverse change);

(I)	the absence of any court claims or registered encumbrances affecting the shares, EUR Ukraine, the licences or Millstone’s ownership of the shares (except as disclosed); and

(J)	the indebtedness of EUR Ukraine being zero.

(j)	Terms of the Performance Shares

The Performance Shares are intended, subject to EUR Shareholder approval, to be a separate class of EUR Share, each with a face value of $1, issued on the terms set out below. The Performance Shares carry no right to vote, no right to dividends, and no right to a return of capital or to participate in the surplus assets of EUR on a winding up. The Performance Shares are not quoted on ASX and are not transferable.

Each Performance Share converts into an ordinary EUR Share on the achievement of the relevant performance hurdle on or before its expiry date. There are six classes of Performance Share as described below.

Class	Performance hurdle	Amount converting	Latest date for satisfaction
A	Shevchenkivske Deposit achieving a JORC-compliant resource of at least 9,428,320 t at a Li2O content of at least 1.12%	A$2,000,000	The earlier of 2 years from the Shevchenkivske Permit Grant Date and 5 years from the Dobra Permit Grant Date
B	Dobra Deposit achieving a JORC-compliant resource of at least 9,879,240 t at a Li2O content of at least 1.21%	A$18,000,000	2 years from the Dobra Permit Grant Date
C	Shevchenkivske Deposit achieving a positive pre-feasibility study with a pre-tax NPV of at least US$240,000,000	A$1,000,000	5 years from the Dobra Permit Grant Date
D	Dobra Deposit achieving a positive pre-feasibility study with a pre-tax NPV of at least US$240,000,000	A$9,000,000	5 years from the Dobra Permit Grant Date
E	Shevchenkivske Deposit achieving a positive feasibility study with a pre-tax IRR of at least 25%	A$2,000,000	5 years from the Dobra Permit Grant Date
F	Dobra Deposit achieving a positive feasibility study with a pre-tax IRR of at least 25%	A$18,000,000	5 years from the Dobra Permit Grant Date
	Total	A$50,000,000

On satisfaction of the performance hurdle, the relevant dollar amount of Performance Shares shown is convertible into the number of EUR Shares calculated by dividing that amount by a conversion price equal to the greater of the 20-day VWAP of EUR Shares and the floor price of A$0.095. Each hurdle must be achieved by its expiry date. Performance Shares for which the relevant hurdle is not achieved by its expiry date do not convert. If EUR fails to procure the required JORC reports and feasibility studies before the relevant satisfaction dates, Millstone may require EUR to transfer the shares in, or the licences held by, Petro-Consulting LLC back to Millstone.

(k)	Conditiotnal amendments to the Millstone Agreements

As set out above, EUR’s obligations to issue securities to Millstone under the SPA and Subscription Agreement have not been fully discharged. EUR and Millstone have entered into deeds of variation under which, conditional on and with effect from implementation of the Schemes, the obligations of EUR to issue securities under the Subscription Agreement and SPA will become obligations of EUR to procure that CRML issue CRML Shares and CRML performance shares of equivalent value and on equivalent terms.

5.3	Directors of EUR

The directors of EUR as at the date of this Scheme Booklet are as follows:

Antony Sage Executive Chairman

Mr Sage has more than 35 years’ experience in corporate advisory services, funds management and capital raising predominantly within the resource sector. Mr Sage is based in Western Australia and has been involved in the management and financing of listed mining companies for the last 22 years. Mr Sage has operated in Argentina, Brazil, Peru, Romania, Russia, Sierra Leone, Guinea, Cote d’Ivoire, Congo, South Africa, Indonesia, China and Australia. Mr Sage currently holds the position of Executive Chairman of ASX listed CuFe Ltd and is the former Executive Director of ASX listed Iron Bear Resources Limited (formerly Cyclone Metals Limited).

Since 2024, Mr Sage has also been on the board of CRML as Chief Executive Officer and Executive Chairman.

Malcolm Day Non-Executive Director

Mr Day holds a Bachelor of Applied Science in Surveying and Mapping. Mr Day commenced his career working in the civil construction industry for ten years, 6 of which were spent in senior management as a Licensed Surveyor and then later as a Civil Engineer. Whilst working as a Surveyor, Mr Day spent 3 years conducting mining and exploration surveys in remote Western Australia. Mr Day is a Member of the Australian Institute of Company Directors.

Mr Day is the Managing Director of Moab Minerals Ltd (ASX: MOM) and has been on the board since 1999.

Since 2024, Mr Day has also been on the CRML Board as an executive CRML Director.

Michael Carter Non-Executive Director	Mr Michael Carter graduated from the University of Western Australia in 1998 with a Bachelor of Commerce, majoring in accounting and finance. Mr Carter also completed a graduate diploma in Applied Finance and Investment at Finsia in 2002. Mr Carter is experienced in structuring corporate transactions, focusing on junior resource companies, and has also worked in ongoing corporate advisory roles with numerous ASX listed entities over the last 18 years. Mr Carter has been employed as a stockbroker since 1999 and was previously a director of Indian Ocean Capital. He is currently an associate director of CPS Capital Group.

Mykhailo Zhernov Non-Executive Director

Mr Zhernov has a track record of twenty years in the financial sector of Ukraine, CIS, Central and Eastern Europe. Currently, Mr Zhernov serves as the managing partner at Millstone & Co Investment Company, a private investment company specialising in investment, asset and capital management in Central and Eastern Europe. He was the founder and head of ALTERA FINANCE (altera-finance.com), a member of the supervisory boards of the insurance companies VUSO (vuso.ua), INNEX Stock Exchange, the head of the private banking in PJSC DIAMANTBANK.

Since 2024, Mr Zhernov has also been on the CRML Board as a CRML Director.

5.4	Financial information

The following information has been extracted from the audited consolidated financial statements of EUR for the financial years ended 30 June 2024 and 30 June 2025 and the half year ended 31 December 2025.

On 11 October 2025, EUR ceased to have the power to govern the financial and operating policies of CRML. Accordingly, EUR’s investment was deconsolidated and reclassified to an investment accounted for using the equity method on that date. Prior to this date, the accounts of CRML were prepared on a consolidation basis.

The financial information has been prepared in accordance with the recognition and measurement requirements of Australian Accounting Standards (including Australian Accounting Interpretations) adopted by the AASB and the Corporations Act. The financial information also complies with the recognition and measurement requirements of IFRS and interpretations issued by the International Accounting Standards Board.

The financial information presented in the tables below does not represent complete financial statements and should therefore be read in conjunction with the financial statements for the respective periods, including the description of accounting policies contained in those financial statements and the notes to those financial statements. Where appropriate, adjustments have been made to headings and classifications of historical data to provide a consistent basis of presentation.

The financial information and figures presented in this Section are expressed in Australian dollars unless otherwise stated.

Copies of EUR’s financial statements for the financial years ended 30 June 2024 and 30 June 2025 and half year ended 31 December 2025 are available on the EUR website (www.europeanlithium.com). Copies will also be provided by EUR, free of charge, to any EUR Securityholder who requests them before the Scheme Meetings.

5.4.1	Consolidated statement of financial position

	Consolidated for the half year ended 31 December 2025	Consolidated for the 12 months ended 30 June 2025	Consolidated for the 12 months ended 30 June 2024
Assets
Current Assets
Cash and cash equivalents	85,059,162	20,021,463	5,778,638
Term deposits carried at amortised cost	113,340,481	-	-
Trade and other receivables	259,467	252,237	1,485,497
Prepaid expenses	54,127	1,562,246	2,500,542
Indemnification asset	1,714,192	1,714,192	1,714,192
Short-term loan receivable	4,651,988	-	2,274,383
Convertible note	273,038	-	298,869
Total current assets	205,352,455	23,550,138	14,052,121
Non-current assets
Property, plant & equipment	1,981	5,365	8,418
Deferred exploration and evaluation expenditure	-	60,610,945	53,239,237
Investment in associates	1,135,381,772	1,008,716	806,148
Restricted cash and other deposits	50,000	23,661,204	22,564,947
Investment in joint venture	-	174,801,266	17,681,136
Financial assets at fair value through profit or loss	15,994,243	5,721,395	1,390,256
Right-of-Use-Asset	12,904	60,919	98,314
Long term loan receivable	1,125,089	-	-
Total non-current assets	1,152,565,989	265,869,810	95,788,456
Total assets	1,357,918,444	289,419,948	109,840,577
Liabilities
Current liabilities
Trade and other payables	2,575,857	27,797,760	20,125,155
Provisions	6,762,741	41,901	36,274
Lease Liability	17,233	46,637	43,246
Short-term loan payable	-	1,901,697	1,886,948
Warrants liability	-	62,452,403	56,755,581
Total current liabilities	9,355,831	92,240,398	78,847,204
Non-current liabilities
Offtake prepayment	-	22,893,600	22,483,950
Lease Liability	1,474	21,685	64,725
Deferred tax liability	39,959,803	-	-
Total non-current liabilities	39,961,277	22,915,285	22,548,675
Total liabilities	49,317,108	115,155,683	101,395,879
Net Assets / (Liabilities)	1,308,601,336	174,264,265	8,444,698
Equity
Issued Capital	101,514,533	153,136,087	151,356,087
Reserves	(2,430,442)	259,198,892	86,963,325
Accumulated losses	1,209,517,245	(292,793,642)	(221,301,205)
Non-controlling interest	-	54,722,928	(7,794,839)
Total Equity / (Deficiency)	1,308,601,336	174,264,265	8,444,698

5.4.2	Consolidated statement of comprehensive income

	Consolidated for the half year ended 31 December 2025	Consolidated for the 12 months ended 30 June 2025	Consolidated for the 12 months ended 30 June 2024
Other income	545,959	1,244,323	451,964
Net gain on disposal and deemed disposals of CRML Shares	16,825,850	-	-
Gain on extinguishment of liability	(103,180)	-	-
Gain on deconsolidation	1,275,503,015	-	-
Gain on deconsolidation – foreign exchange	2,581,413	-	-
Employee benefits expense	(276,500)	(2,701,604)	(760,809)
Depreciation and amortisation expense	(1,709)	(8,167)	(18,451)
Depreciation and amortisation expense - leased assets	(13,117)	(41,720)	(55,620)
Finance costs	(904,261)	(1,051,971)	(45,688,280)
Exploration expenditure expensed	-	(399,875)	(292,246)
Exploration expenditure impairment	(273,472)	(14,496,678)	-
Consulting fees	(7,517,727)	(20,103,935)	(2,946,397)
Travel expenses	(136,421)	(546,674)	(168,025)
Regulatory and compliance costs	(438,905)	(1,751,481)	(1,123,730)
Gain on fair value of financial assets through profit or loss	3,302,867	3,254,138	6,811,485
Share-based payments	(4,755,316)	(49,072,093)	(1,240,592)
Share of net (loss)/gain of associates accounted for using the equity method	(74,253,802)	7,230	(15,021)
Merger expenses	-	(4,635,221)	(4,967,583)
Listing expenses	-	-	(116,840,485)
Gain/(loss) on extinguishment of liability	-	363,633	-
Foreign exchange (loss)/gain	(512,887)	(1,789,586)	52,683
Administration expenses	(91,826)	(25,959)	(149,265)
Promotion and investor relations	(196,602)	(2,179,590)	(525,008)
Insurance	(98,078)	(3,296,861)	(1,329,897)
Occupancy	(2,154)	-	-
Impairment of convertible notes	-	(698,294)	-
Gain/(loss) on fair value of warrants	-	76,534	(31,455,882)
Share of net profit of JV accounted for using the equity method	-	1,084,608	-
Other expenses	(46,329)	(20,288)	(17,142)
CRML expenses up until deconsolidation	(15,702,750)	-	-
Profit / (Loss) before income tax	1,193,434,068	(96,790,991)	(200,278,301)
Income tax benefit/(expense)	(47,692,323)	-	-
Profit / (Loss) after tax from continuing operations	1,145,741,745	(96,790,991)	(200,278,301)

5.4.3	Consolidated statement of cash flows

	Consolidated for the half year ended 31 December 2025	Consolidated for the 12 months ended 30 June 2025	Consolidated for the 12 months ended 30 June 2024
Statement of cash flows
Cash flows from operating activities
Payments to supplier and employees	(11,432,859)	(20,631,203)	(3,411,630)
Interest received	486,601	282,981	168,995
Tax paid	-	-	(987,003)
Merger expenses	-	(4,635,221)	(16,654,847)
Grant proceeds	-	151,797	114,886
Net cash (used in) operating activities	(10,946,258)	(24,831,646)	(20,769,599)
Cash flows from investing activities
Cash acquired on Sizzle acquisition	-	-	15,117,905
Funding of Tanbreez	-	(8,095,849)	(7,494,650)
Payments for exploration and evaluation	(943,042)	(2,263,608)	(1,605,918)
Payments for property, plant and equipment	(1,401)	(3,362)	-
Investment in financial assets	(9,634,133)	(1,092,808)	-
Convertible note	(273,038)	-	-
Proceeds from sale of investments	192,440,216	8,047,094	-
Investment in joint venture	(4,724,373)	-	-
Cash acquired on acquisition of subsidiary	-	883	-
Cash balance on deconsolidation of subsidiary	(50,229,091)	-	-
Transaction costs with sale of CRML Shares	(4,699,879)	-	-
Transaction costs for CRML convertible note transaction	(16,055,107)	-	-
Costs associated with Obeikan Investment Group	-	(611,921)	-
Net cash provided by / (used in) investing activities	105,880,152	(4,019,571)	6,017,337
Cash flows from financing activities
Proceeds from capital raisings	-	39,469,192	2,423,882
Funds advanced under Convertible note	-	(350,000)	-
Payment for share issue costs	-	(2,627,612)	-
Proceeds from exercise of options	36,823,147	4,115,598	9,307,763
Proceeds from the issue of shares	53,583,250	(2,627,612)	-
Transaction costs related to issue of equity securities or convertible debt securities	(3,226,477)	-	(76,338)
Receipt of funds from offtake			(22,483,950)
Transfer funds to restricted account			22,483,950
Short-term loan facility	(2,200,000)	-	(2,290,000)
Repayment of short-term loan facility	3,780,988	2,370,986	90,518
Proceeds from issue of new options	98,617	356,837	-
Loan financing costs	(490,148)	(399,425)	(298,869)
Share buy-back	(4,431,075)	-	(1,302,483)
New options funds to be reimbursed	20,152	-	-
Repayment of lease liabilities	(10,893)	(47,999)	(31,907)
Reclassification of cash to term deposit carried at amortised cost	(113,340,481)	-	-
Net cash provided by financing activities	(29,392,920)	42,887,577	7,822,566
Net increase / (decrease) in cash and cash equivalents	65,540,974	14,036,360	(6,929,696)
Cash and cash equivalents at beginning of the period	20,021,463	5,778,638	13,144,813
Effects on exchange rate fluctuations on cash held	(503,275)	206,465	(436,479)
Cash and cash equivalents at end of period	85,059,162	20,021,463	5,778,638

5.5	Material changes to the financial position of EUR since 31 December 2025

The EUR financial report for the half year ended 31 December 2025 was released to ASX on 16 March 2026. To the knowledge of the EUR Directors, the financial position of EUR has not materially changed since 31 December 2025, as reported in EUR’s financial report for that period, except for the following material subsequent events which occurred between 31 December 2025 and the date of this Scheme Booklet:

(a)	sales of 7,500,000 CRML Shares to raise funds of A$167,609,201; and

(b)	cash advances and loans to Velta and EUR Ukraine as detailed in Section 5.2(h).

In the opinion of the EUR Directors, there have been no other material or events of an unusual nature which significantly affect the operations of the consolidated entity, the results of those operations, or the state of affairs of the consolidated entity, in future financial years, other than as otherwise disclosed in the interim financial statements and subsequent filings on ASX. The EUR financial report for the half year ended 31 December 2025 is available on the ASX’s website www.asx.com.au under ASX code ‘EUR’ or on EUR’s website at www.europeanlithium.com.

5.6	Forecast Financial Information

EUR has given careful consideration as to whether a reasonable basis exists to produce reliable and meaningful forecast financial information. EUR has concluded that, as at the date of the Scheme Booklet, it would be misleading to provide forecast financial information, as a reasonable basis does not exist for providing financial forecasts that would be sufficiently meaningful and reliable as required by applicable law, policy and market practice.

5.7	EUR Securities

As at the date of this Scheme Booklet, EUR has the following securities on issue:

EUR Securities	Total on issue
EUR Shares[1]	1,726,424,635
Options
EUR Options (ASX: EUROC)[2]	242,327,782
EUR Unlisted Options (ASX: EURAK)[3]	2,348,711
Total Options	244,676,493
Performance Rights
EUR Performance Rights (ASX: EURAJ)[4,5]	270,000,000
Total EUR Securities on issue	2,241,101,128

Notes:

1.	Fully paid ordinary shares in the capital of EUR.

1.	Exercisable at $0.10 on or before 30 April 2027 (ASX: EUROC).

2.	Exercisable at $0.08 on or before 31 December 2026 (ASX: EURAK).

3.	Comprising 45,000,000 Class 1 EUR Performance Rights, 45,000,000 Class 2 EUR Performance Rights, 45,000,000 Class 3 EUR Performance Rights, 45,000,000 Class 4 EUR Performance Rights, 45,000,000 Class 5 EUR Performance Rights and 45,000,000 Class 6 EUR Performance Rights.

4.	The EUR Unlisted Options, Class 1 EUR Performance Rights and Class 2 EUR Performance Rights are proposed to be cancelled in consideration for the issue of CRML Shares, and the Class 3 EUR Performance Rights, Class 4 EUR Performance Rights, Class 5 EUR Performance Rights and Class 6 EUR Performance Rights are proposed to be cancelled in consideration for the issue of New CRML Warrants, on the terms set out in the Security Cancellation Deeds, the material terms of which are summarised in Sections 3.6(a) and 3.6(b).

5.8	Substantial EUR Shareholders

Based on information lodged with ASX, EUR had the following substantial EUR Shareholders as at the date of this Scheme Booklet:

EUR Shareholders	Number of EUR Shares held	Percentage of EUR Shares
Weiss Asset Management LP and on behalf of Brookdale International Partners, L.P., Brookdale Global Opportunity Fund, BIP GP LLC, WAM GP LLC and Andrew Weiss	87,349,781	5.06%

Information regarding substantial holdings that arise, change or cease after the date of the substantial holding notices disclosed to EUR, or in respect of which the relevant announcement is not available on the ASX’s website (www.asx.com.au), is not included above.

As at the date of this Scheme Booklet, no EUR Shareholder other than the EUR Independent Director has indicated to EUR how they intend to vote the EUR Shares controlled by them at the Share Scheme Meeting.

Should any of EUR Shareholders provide EUR with an intention statement following the date of this Scheme Booklet, this will be announced to ASX.

5.9	Interests of EUR Directors in EUR Securities

As at the date of this Scheme Booklet, all EUR Directors hold Relevant Interests in marketable securities of EUR as set out in Section 10.1.

Other than as a result of the exercise of EUR Unlisted Options into EUR Shares by Messrs Michael Carter, Malcolm Day and Mykhailo Zhernov on 24 July 2026, no EUR Director has acquired or disposed of a Relevant Interest in any EUR Securities in the four month period ending on the date immediately before the date of this Scheme Booklet.

5.10	EUR Share trading history

The last uninterrupted closing share price of EUR Shares traded on ASX before the announcement of the Merger was $0.245 (as at close of trade on 22 April 2026).

On the Last Practicable Date, the closing price of EUR Shares on ASX was $0.305.

During the three month period up to and including the Last Practicable Date, the highest and lowest recorded sale prices of EUR Shares on ASX were, respectively, $0.500 on 2 June 2026 and 0.240 on 30 July 2026.

Set out below is the VWAP of EUR Shares for various periods up to and including the Last Practicable Date:

	10 Days	20 Days	30 Days	90 Days
VWAP (A$)	0.280	0.282	0.301	0.391

5.11	EUR Option trading history

The last uninterrupted closing sale price of EUR Options traded on ASX before the announcement of the Merger was $0.150 (as at close of trade on 22 April 2026).

On the Last Practicable Date, the closing price of EUR Options on ASX was $0.200.

During the three month period up to and including the Last Practicable Date, the highest and lowest recorded sale prices of EUR Options on ASX were, respectively, $0.395 on 2 June 2026 and $0.140 on 30 July 2026.

Set out below is the VWAP of EUR Options for various periods up to and including the Last Practicable Date:

	10 Days	20 Days	30 Days	90 Days
VWAP	0.180	0.182	0.209	0.305

5.12	Material contracts

The material contracts of EUR are those summarised in Sections 5.2(a), 5.2(h), 5.2(i), 5.2(k), 10.3(a) and 10.3(b) and those summarised in Section 10.3(d) and 10.3(f) of this Scheme Booklet.

The Scheme Implementation Deed is summarised in Annexure B of this Scheme Booklet.

5.13	Publicly available information about EUR

As a listed disclosing entity, EUR is subject to periodic and continuous disclosure and reporting requirements of the Corporations Act and ASX Listing Rules. Specifically, as a listed company on the ASX, EUR is subject to the ASX Listing Rules which require (subject to a specific exception) the continuous disclosure of any information EUR may have from time to time that a reasonable person would expect to have a material effect on the price or value of EUR Securities.

EUR announcements are available on its website (www.europeanlithium.com) as well as the ASX website (www.asx.com.au). Further announcements concerning developments at EUR may be made and placed on these websites after the date of this Scheme Booklet.

In addition, EUR is also required to lodge various documents with ASIC. Copies of documents lodged with ASIC in relation to EUR may be obtained from, or inspected at, an ASIC office.

6.	crml information

6.1	Background

Critical Metals Corp. is a NASDAQ-listed mining exploration and evaluation company incorporated in the British Virgin Islands (BVI) focused on critical metals and minerals and producing strategic products essential to:

(a)	the production of magnets for consumer and national defence-related purposes; and

(b)	electrification and next-generation technologies for Europe and its Western world partners.

CRML’s main efforts are focused on the exploration and evaluation of the Tanbreez Rare Earth Project located in Greenland as well as the Wolfsberg Lithium Project located in Austria, which are currently at the exploration and evaluation stage.

6.2	History

CRML was incorporated on 14 October 2022 as a BVI business company under the laws of the BVI.

On 27 February 2024, CRML completed the Business Combination, pursuant to which CRML acquired the Wolfsberg Lithium Project from EUR and became a publicly traded company listed on NASDAQ.

CRML Shares and Public Warrants are listed on NASDAQ under the trading symbols “CRML” and “CRMLW,” respectively. Trading on the NASDAQ commenced on 28 February 2024.

A description of the Business Combination and the Merger Agreement (including the Earn Out Share arrangements) is set out in Section 5.2(a) of this Scheme Booklet.

6.3	Strategy

CRML’s primary strategy is to acquire, explore and develop unique and permitted critical metals mining assets that it expects will benefit from robust regulatory tailwinds in both Europe and North America and long-term secular trends for next generation technology in environmental, commercial and government applications. On 8 July 2026, CRML announced that it had retained Clear Street as financial adviser to evaluate a range of value-maximising pathways intended to align CRML’s portfolio with its core strategic priorities, centred on accelerating the development and advancement of the Tanbreez Rare Earth Project while concurrently monetising legacy, non-core and/or newly acquired assets that fall outside of CRML’s strategic focus. Alternatives under consideration may include spin-offs or separations of certain businesses, sales of assets, joint ventures, strategic partnerships or alliances, and other transactions designed to surface value and redeploy capital toward CRML’s core assets.

6.4	Overview of Critical Metals’ business and assets

CRML’s main efforts are focused on the exploration and evaluation of the Tanbreez Rare Earth Project located in Greenland as well as the Wolfsberg Lithium Project located in Carinthia, Austria, which is approximately 270 kilometres south of Vienna. In addition, CRML holds a 20% interest in the Eastern Alps Lithium Projects, which were previously held by EUR prior to the closing of the Business Combination.

Further information regarding the Tanbreez Rare Earth Project and Wolfsberg Lithium Project are set out below.

6.5	Tanbreez Rare Earth Project, Greenland

6.5.1	Location and access

The Tanbreez Rare Earth Project is located in southern Greenland, near the town of Qaqortoq, approximately 500 kilometres (depending on the route through the fjord system) south of Nuuk, the capital of the autonomous territory of the Kingdom of Denmark (Figure 1).

The project is positioned with access to nearby infrastructure, including the Qaqortoq airport and a major hydropower-sourced power line. Direct access to the sea is via deep-water fjords that lead to the North Atlantic Ocean, though no port facilities exist at Narsaq, the nearest town.

Figure 1: Location of Tanbreez Rare Earth Project in southern Greenland

6.5.2	Ownership and tenure

The Tanbreez Rare Earth Project located within the municipality of Kujalleq comprises one active Mining Exploitation License (MIN) - MIN2020-54, which was granted on 8 September 2020 covering an area of approximately 18 km2. The license is held by Tanbreez Mining Greenland A/S.

On 30 April 2026, CRML completed the acquisition of a further 50.5% interest in Tanbreez Mining Greenland A/S, bringing its equity interest to 92.5%, with European Lithium retaining the remaining 7.5% interest.

The project tenure is summarised in the table below.

Tenement ID	Registered Holder	Ownership	Date Granted	Expiry Date	Minerals Permitted	Total Area (Km2)
MIN2020-54	Tanbreez Mining Greenland A/S	CRML (92.5%) EUR (7.5%)	8 September 2020	7 September 2050	Zr, Hf, Ta, Nb, La, Ce, Pr, Nd, Sm, Eu, Gd, Tb, Dy, Ho, Er, Tm, Yb, Lu, Y	18

The Tanbreez MIN allows for only the exploitation of zirconium (Zr), Hafnium (Hf), tantalum (Ta), niobium (Nb), Lanthanum (La) cerium (Ce), praseodymium (Pr), neodymium (Nd), samarium (Sm), europium (Eu), gadolinium (Gd), terbium (Tb), dysprosium (Dy), holmium (Ho), erbium (Er), thulium (Tm), ytterbium (Yb), lutetium (Lu) and yttrium (Y). It does not grant exploitation of any other elements, including feldspar or arfvedsonite, which are not permitted (Article 5, Licence no. 2020-54).

Under the MIN agreement, a 5% royalty applies to rare earths and 2.5% to other minerals.

6.5.3	Regional geological setting

The Ilimaussaq intrusive complex is the prominent geological feature in southwestern Greenland and is one of a number of intrusive complexes in the Gardar igneous province – a mid-Proterozoic rift zone (Figure 2). This alkalic layered intrusive complex is Mesoproterozoic in age (about 1.16 Ga). The province comprises dyke swarms, a volcanic-sedimentary graben fill sequence (the Eriksfjord Formation) and about numerous volcanic igneous centres. Gardar magmas span a compositional range from alkali basalt to trachyte, alkali granite and strongly peralkaline nepheline syenites with local occurrences of lamprophyre and carbonatite (Castle, 2025).

Ilimaussaq is the youngest intrusion and three intrusive phases exist within the Ilimaussaq complex, including augite syenite, alkali acid rocks and agpaitic nepheline syenites, which occupy the major part of the complex. The agpaitic phase comprises a roof series, a floor series and an intermediate sequence of rocks. The exposed part of the floor series is made up of the layered agpaitic nepheline syenite kakortokite which hosts the Tanbreez REE deposit, historically known as Kringlerne. The intermediate sequence consists of several types of agpaitic lujavrites, which contain occurrences of uranium and other rare elements. (Sorensen, 2001).

Figure 2: Regional geology showing the Ilimaussaq complex and Gardar intrusions. Tanbreez REE deposit is at Kringlerne (Source: Sorensen, 2001).

Figure 3: Regional geology showing the location of the Tanbreez Fjord and the Tanbreez Hill prospects. Source: EUR ASX Announcement, 11 June 2025.

6.5.4	Local geology and mineralisation

The Tanbreez Rare Earth Project is a REE deposit, hosted in the Ilímaussaq Alkaline Complex. The mineralisation is primarily associated with the peralkaline syenite rocks, especially the main kakortokite and lujavrite units. Kakortokite is a layered igneous rock which outcrops over an area of approximately 12.5 km2, which forms a plateau that dips shallowly to the north forming a laterally continuous stratiform magmatic cumulate horizon that is parallel to the primary magmatic layering of the intrusion and is conformable with the broader magmatic stratigraphy of Ilímaussaq complex. The Kakortokite host unit extends to a minimum of 40m below sea level.

The Kakortokite is composed of regular layers of feldspar, arfvedsonite, aegirine, and eudialyte, with eudialyte as the primary REE-bearing phase along with Zirconium (Zr), niobium (Nb), and tantalum (Ta) enrichment. Arfedsonite is a rare sodium amphibole mineral occurring in nepheline syenite intrusions.

Eudialyte is a cyclosilicate mineral, typically reddish in colour, named for its ability to easily dissolve and forms in alkaline igneous rocks. Aegirine is a sodium iron silicate.

The mineral assemblage (and mineralisation) occurs in a highly differentiated parental magma (rather than being introduced by later hydrothermal or metamorphic processes. Within this unit, the presence of potentially economic mineralisation varies, though the Kakortokite host rock may not always contain economic mineralisation of TREO or metal oxides. Lujavrite is a secondary host. The deposit is rich in heavy REEs, including Dysprosium (Dy), Yttrium (Y), and Terbium (Tb). Light REEs include Neodymium (Nd), Praseodymium (Pr), and Lanthanum (La).

There are three main areas of known mineralisation within the Kakortokite unit at Tanbreez – Fjord, Hill and Area B as shown in Figure 3. Area B is adjacent to the eastern margin of the Hill Deposit. More recent drilling has confirmed other potential areas of mineralisation, as discussed further in Section 6.5.6.

6.5.5	Exploration history

Exploration within the Ilímaussaq complex began in 1955, when the Danish government initiated prospecting for uranium deposits. A geological map of the complex was published in 1964 along with a detailed examination of the geochemistry of the kakortokites (Sorensen, 2001).

From 1968 to 1976, Superfos A/S explored the eudialyte-rich kakortokites and naujaites in the southern half of the complex and developed methods to extract Zr, Nb, REE and Y from eudialyte concentrate (Sorensen, 2001).

In 1985, A/S Carl Nielsen gained exclusive rights to explore around the exposed kakortokites and nearby marginal pegmatite in the southern region of the complex (Sorensen, 2001).

In 1987, Highwood Resources Ltd (Highwood) received approval to explore the regions between the fjords Tunulliarfik and Kangerluarsuk. Highwood conducted bulk sampling and drilling to assess the viability of extracting eudialyte-rich rocks (Sorensen, 2001).

From the 1990s, several research projects were undertaken to better understand the economic potential of the rocks of the Ilímaussaq complex (Sorensen, 2001).

In 2001, Rimbal Pty Ltd (Rimbal), took up the Tanbreez Licence followed by the whole intrusion in 2005. In 2007, Rimbal sold the northern part of the intrusion (including uranium exploration areas) to Greenland Minerals & Energy. In 2010, Rimbal transferred its initial Licence into the Greenlandic company, Tanbreez Mining Greenland A/S (Amended S-K 1300 Technical Report dated 13 April 2026).

Drilling completed between 2007 and 2015, comprised 200 diamond drill holes, totalling approximately 43,000 metres (Amended S-K 1300 Technical Report dated 13 April 2026).

6.5.6	Current exploration

In 2024, when CRML acquired a controlling interest in the Tanbreez Rare Earth Project, CRML completed a due diligence drill program at the Fjord and Area B prospects to confirm existing mineralisation, test extensions of mineralisation, and conduct infill drilling to refine the geological model. A total of 13 diamond drill holes for 1,149.5 meters were completed at the Fjord area. In addition, a deep diamond drill hole (K-24) was completed in the Upper Fjord area.

In 2025, CRML drilled a total of 20 diamond drill holes for 3,430 meters at the Fjord and Area B prospects. The location of these drill programs in relation to historical drilling is shown in Figure 4. The 2025 program was designed to extend and confirm mineralisation intersected in drill hole K-24 in the Upper Fjord Area, which had returned 203.2 meters at 0.48% TREO+Y (including ~27% HREO) (refer EUR ASX announcement dated 16 December 2025). The reported results from the 2024 and 2025 drilling programs range in TREO+Y grades from approximately 0.35% to 0.77% TREO+Y (EUR ASX Announcement, 15 January 2026). The S-K 1300 TRS reports that the 33 drill holes (4,579.5 meters) from the 2024–2025 diamond drilling were designed to confirm historical results and test strike extensions of known mineralisation.

Figure 4: Project Drilling showing historical drilling and CRML’s 2024 and 2025 drillhole locations (Source: EUR ASX Announcement, 15 January 2026).

6.5.7	Mineral resources

Cautionary statement regarding Foreign Estimates

The technical information contained in this Section 6.5.7 for CRML was prepared in accordance with the requirements of the SEC in Subpart 1300.

Accordingly, the mineral resources for the Tanbreez Rare Earth Project were prepared in accordance with Subpart 1300 and do not purport to be reported in accordance with or otherwise compliant with the JORC Code.

Because the estimates have not been prepared in accordance with the JORC Code, they are classified as Foreign Estimates under the ASX Listing Rules. If the Schemes are implemented, EUR will apply to be delisted from the Official List of the ASX. As such, CRML has no intention to present the Foreign Estimates in accordance with the JORC Code, or otherwise verify them for these purposes.

In relation to the reliability of the Foreign Estimates contained in this Scheme Booklet, it should be noted that:

(a)	the Foreign Estimates are not reported in accordance with the JORC Code;

(b)	a Competent Person has not done sufficient work to classify the Foreign Estimates as a Mineral Resources or Ore Reserves in accordance with the JORC Code;

(c)	it is uncertain that following evaluation and/or further exploration work that the Foreign Estimates would be able to be reported as Mineral Resources or Ore Reserves in accordance with the JORC Code; and

(d)	the Foreign Estimates have not been published with all the supporting data and such Foreign Estimates have not been verified by independent third parties.

A comparison of the differences in resource categorisation under the JORC Code and Subpart 1300 is set out in Section 6.25.

A “mineral resource” is defined as a concentration or occurrence of material of economic interest in or on the Earth’s crust in such form, grade or quality, and quantity that there are reasonable prospects for economic extraction. A mineral resource is a reasonable estimate of mineralization, which considers relevant factors such as cut-off grade, likely mining dimensions, location or continuity, that, with the assumed and justifiable technical and economic conditions, is likely to, in whole or in part, become economically extractable. It is not merely an inventory of all mineralisation drilled or sampled.

The mineral resources are not “mineral reserves” (as such term is defined in Subpart 1300) and do not have demonstrated economic viability. The reported inferred mineral resources are considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves. There is no certainty that all or any part of this mineral resource will be converted into mineral reserves.

Tanbreez Rare Earth Project – 2026 MRE

The most recent mineral resource estimate for the Tanbreez Rare Earth Project was reported on 13 April 2026 in accordance with Subpart 1300 (2026 MRE).

Details of the 2026 MRE were filed in a Technical Report Summary by CRML with the US SEC on 21 May 2026 (Amended S-K 1300 Technical Report dated 13 April 2026).

The 2026 MRE is classified as indicated and inferred for each deposit at Fjord and Tanbreez Hill as summarised in the table below. No mineral reserves were estimated for the Tanbreez Rare Earth Project.

Mineral Resource Statement for Tanbreez REE Project as reported 13 April 2026, 100% basis

TANBREEZ PROJECT	Million Tonnes	TREO %	HREO %	LREO %	HREO/TREO %	ZrO₂ %	Nb₂O₅ ppm	Ta2O3 ppm	HfO2 ppm	Ga2O3 ppm
FJORD DEPOSIT
Indicated Resource	8.76	0.44	0.11	0.34	26.73	1.82	1,426	120	370	108
Inferred Resource	13.80	0.42	0.10	0.32	0.00	0.97	805	55	191	90

TANBREEZ PROJECT	La2O3 ppm	CeO2 ppm	Pr2O3 ppm	Nd2O3 ppm	Sm2O3 ppm	Eu2O3 ppm	Gd2O3 ppm	Tb2O3 ppm	Dy2O3 ppm	Ho2O3 ppm	Er2O3 ppm	Tm2O3 ppm	Yb2O3 ppm	Lu2O3 ppm	Y2O3 ppm
FJORD DEPOSIT
Indicated Resource	828	1,634	177	618	117	12	106	19	125	28	12	14	75	11	691
Inferred Resource	785	1,559	166	583	110	10	100	18	116	26	10	14	69	10	643

TANBREEZ PROJECT	Million Tonnes	TREO %	HREO %	LREO %	HREO/TREO %	ZrO₂ %	Nb₂O₅ ppm	Ta2O3 ppm	HfO2 ppm	Ga2O3 ppm
TANBREEZ HILL
Indicated Resource
Upper	3.20	0.47	0.11	0.35	26.82	1.47	1,060	64	265	114
Lower	13.46	0.31	0.08	0.23	22.86	0.97	711	42	174	98
Total	16.66	0.34	0.08	0.26	23.62	1.06	778	46	191	101
Inferred Resource
Upper	0.93	0.40	0.09	0.30	25.52	1.18	890	52	211	108
Lower	4.72	0.28	0.07	0.21	21.93	0.91	673	40	164	95
Total	5.65	0.30	0.07	0.23	22.52	0.95	709	42	172	97

TANBREEZ PROJECT	La2O3 ppm	CeO2 ppm	Pr2O3 ppm	Nd2O3 ppm	Sm2O3 ppm	Eu2O3 ppm	Gd2O3 ppm	Tb2O3 ppm	Dy2O3 ppm	Ho2O3 ppm	Er2O3 ppm	Tm2O3 ppm	Yb2O3 ppm	Lu2O3 ppm	Y2O3 ppm
TANBREEZ HILL
Indicated Resource
Upper	837	1,818	184	659	128	11	107	19	123	25	77	11	72	10	706
Lower	582	1,223	123	440	84	7	73	13	82	17	52	8	48	6	482
Inferred Resource
Upper	715	1,536	155	558	107	9	90	16	101	21	63	9	58	8	589
Lower	547	1,156	115	408	80	7	68	12	77	16	49	7	46	6	455

Notes:

●	HREO proportion is calculated as (HREO/TREO) × 100 where HREO includes Tb, Dy, Ho, Er, Tm, Yb, Lu, and Y.

●	The 2026 MRE is based on modelled assays for TREO which comprises La₂O₃, CeO₂, Pr₆O₁₁, Nd₂O₃, Sm₂O₃, Eu₂O₃, Gd₂O₃, Tb₄O₇, Dy₂O₃, Ho₂O₃, Er₂O₃, Tm₂O₃, Yb₂O₃, Lu₂O₃, and Y₂O₃; plus additional oxides of Zirconium (ZrO2), Niobium (Nb2O5), Tantalum (Ta2O3), Hafnium (HfO2) and Gallium (Ga2O3).

The Tanbreez mineralisation contains zirconium (Zr), niobium (Nb), tantalum (Ta), and REE deposit, including significant heavy rare earth elements (HREE), located within the southern part of the Ilímaussaq Intrusive Complex in South Greenland. The Ilímaussaq intrusion is a highly differentiated and evolved alkaline igneous complex. Within the Tanbreez licence area, the mineralized kakortokite and associated rocks extend over an area of approximately 18 km² and to depths of at least 350 metres. The exceptional degree of magmatic differentiation within the Ilímaussaq Complex has resulted in substantial enrichment of critical metals and REE.

Summary of key assumptions

The following table summarises certain assumptions used by the qualified person in preparing the Tanbreez Technical Report Summary:

Parameter	Value	Basis
Cut-off Grade	0.30% TREO	Economic analysis based on assumed costs and revenues
Metallurgical Recovery	50–65%	Metallurgical test work results
Payability Factor	70–85%	Typical market terms for REE concentrates
Bulk Density	2.80 t/m³	258 measurements on fresh kakortokite core
Point of Reference	In-situ	Undiluted, original geological position
Mining Method	Open pit (conceptual)	Based on deposit geometry and depth
Processing Rate	500,000 tpa	As per existing exploitation license

Commodity pricing

The TREO basket price used in the resource estimation was US$11 – 14 per kilogram, which was derived from individual rare earth oxide prices. The individual REE prices used to derive the basket price are summarised in the tables below:

Individual Rare Earth Oxide Prices and Metal Splits

Rare Earth Oxide	Price (US$/kg)	Proportion of TREO (%)	Recovery Factor (%)	Payability Factor (%)	Contribution to Basket Price (US$/kg TREO)
La₂O₃	5.00	9.5	55	70–85	0.18–0.22
CeO₂	3.50	18.2	55	70–85	0.24–0.30
Pr₆O₁₁	65.00	2.4	58	70–85	0.63–0.77
Nd₂O₃	75.00	9.3	60	70–85	2.93–3.56
Sm₂O₃	15.00	1.8	58	70–85	0.11–0.13
Eu₂O₃	35.00	0.3	55	70–85	0.04–0.05
Gd₂O₃	45.00	2.1	60	70–85	0.40–0.48
Tb₄O₇	1,200.00	0.4	62	70–85	2.09–2.54
Dy₂O₃	250.00	2.5	62	70–85	2.72–3.30
Ho₂O₃	85.00	0.5	60	70–85	0.18–0.22
Er₂O₃	45.00	1.4	58	70–85	0.26–0.31
Tm₂O₃	450.00	0.2	55	70–85	0.35–0.42
Yb₂O₃	35.00	1.4	55	70–85	0.15–0.18
Lu₂O₃	850.00	0.2	55	70–85	0.53–0.64
Y₂O₃	8.00	7.0	58	70–85	0.23–0.28
Total REO Contribution		67.4			11.00–13.38

Additional Oxide Prices and Contributions

Oxide	Price (US$/kg)	Grade in Resource (%)	Recovery Factor (%)	Payability Factor (%)	Contribution to Basket Price (US$/kg TREO)
ZrO₂	4.50	1.75	50–65	70–85	0.28–0.43
Nb₂O₅	45.00	0.07	50–65	70–85	0.11–0.17
Ta₂O₅	250.00	0.01	45–60	70–85	0.01–0.02
HfO₂	450.00	0.04	50–65	70–85	0.06–0.11
Ga₂O₃	350.00	0.002	45–60	70–85	0.002–0.004
Total Additional Oxide Contribution					0.46–0.73
Total Basket Price (REO + Additional Oxides)					11.46–14.11

Note: Prices are indicative market prices as at the effective date of the Tanbreez Technical Report Summary (April 2026). Proportions are based on average grades from 2024–2025 drilling results. Recovery factors are based on metallurgical test work to date and represent expected ranges for the conceptual processing scenario. Payability factors represent typical terms for rare earth concentrates in current market conditions, with the range reflecting variability in contract terms, product specifications, and market conditions. Contribution to basket price is calculated as: Price × Proportion × Recovery Factor × Payability Factor. For additional oxides, contribution is expressed per kg TREO based on the ratio of oxide grade to TREO grade in the resource.

Cut-off Grade

The cut-off grade for reporting the mineral resources discussed below is 0.30% TREO. The cut-off grade represents the minimum grade required for material to have reasonable prospects for economic extraction under the assumed technical and economic parameters. The qualified person considers the selected cut-off grade to be appropriate for a deposit of this type and scale. This cut-off grade was determined based on the following considerations:

●	Commodity price assumptions as detailed in the table above;

●	Metallurgical recovery factors of 50–65% depending on element and process conditions;

●	Payability factors ranging from 70% to 85% for LREO, HREO, and ZrO2, reflecting typical terms for rare earth concentrates in current market conditions;

●	Conceptual processing costs of US$45–55 per tonne of material processed;

●	Conceptual mining costs of US$8–12 per tonne for open pit operations; and

●	General and administrative costs of US$5–8 per tonne processed.

Point of Reference

Mineral resources are reported on an in-situ basis prior to any mining dilution or recovery losses. The point of reference is the mineralized material in its original geological position, representing the tonnes and grade of the deposit before extraction.

Basis of preparation

The mineral resources shown in the tables above are presented on a 100% basis.

CRML’s current ownership interest in the Tanbreez Rare Earth Project is 92.5%. Accordingly, as of 29 April 2026, the mineral resource estimates attributable to CRML is 92.5% of the total mineral resource reported in the Tanbreez Technical Report Summary.

EUR continues to retain its 7.5% ownership in Tanbreez. Accordingly, the mineral resource estimates attributable to EUR represent 7.5% of the total mineral resource reported in the Technical Report Summary.

A portion of the mineral resource estimate reported for the Tanbreez Rare Earth Project is classified as “inferred.” Inferred mineral resources have a lower level of confidence than indicated mineral resources and are subject to the following additional considerations:

●	inferred mineral resources are based on limited geological evidence and sampling;

●	inferred mineral resources are not sufficient to support detailed mine planning or definitive economic studies;

●	it is reasonably expected that the majority of inferred mineral resources could be upgraded to indicated mineral resources with additional exploration; and

●	there is no guarantee that inferred mineral resources will be converted to indicated or measured mineral resources through additional drilling.

Because an inferred mineral resource has the lowest level of geological confidence of all mineral resources, which prevents the application of the modifying factors in a manner useful for evaluation of economic viability, an inferred mineral resource may not be considered when assessing the economic viability of a mining project and may not be converted to a mineral reserve.

The commodities are hosted in the mineral eudialyte being concentrated in the kakortokite rock layer at the floor of the exposed intrusion. The kakortokite sequence outcrops over an area of 5.0 kilometres by 2.5 kilometres and has a total thickness of 270 meters to 350 meters. Based on initial results obtained from CRML’s recent drilling program, three high-grade zones have now been identified. These zones are expected to play a significant role in CRML’s strategy for optimizing its mining operations and increasing throughput (the Tanbreez Rare Earth Project is currently licensed for 500,000 metric tonnes per year). The identification of these zones is a key milestone in the ongoing development of the Tanbreez Rare Earth Project.

Please refer to the Independent Technical Assessment and Valuation Report accompanying the Independent Expert’s Report at Annexure A for further information regarding the data sources underpinning the 2026 MRE.

6.5.8	Offtake arrangements

On 21 May 2026, CRML announced that it had entered into a definitive 15-year binding offtake agreement with REalloys Inc. (NASDAQ: ALOY) for REE concentrate from the Tanbreez Rare Earth Project in southern Greenland (ALOY Offtake Agreement).

Under the ALOY Offtake Agreement, REalloys will purchase 15% of Tanbreez’s annual rare earth concentrate production, with priority rights in respect of concentrate volumes containing elevated concentrations of the critical HREE dysprosium and terbium, together with a right of first refusal over additional volumes.

Deliveries under the ALOY Offtake Agreement will be made FOB Tanbreez port in Southern Greenland, with pricing linked to international rare earth oxide benchmarks on an element-by-element basis. Commercial shipments are expected to commence following the start of production.

CRML has also entered into non-binding term sheets for the offtake of rare-earth concentrate extracted from the Tanbreez Rare Earth Project with Ucore Rare Metals Inc. dated as of 26 August 2025, a joint development term sheet with Fabrica de Prelucrare a Concentratelor de Uraniu S.R.L. (FPCU) dated as of 9 December 2025, and a memorandum of understanding with Tariq Abdel Hadi Abdullah Al-Qahtani & Brothers Company (TQB) dated as of 15 January 2026.

6.5.9	Construction related activities

On 7 January 2026, CRML announced that is it had formally commenced the construction for a multi-use storage and pilot-plant facility in Qaqortoq, Greenland, a key enabling infrastructure project for the Tanbreez Rare Earth Project. The works will be executed under a full turnkey (design-build) contract awarded to 60° North Greenland.

On 27 January 2026, CRML announced the acquisition and deployment of a fully autonomous Nexus 20 communications tower and integrated drone system from K999 iEngineering and Fabrication, in partnership with CiTech (CN: CTTT), for the Tanbreez Rare Earth Project. The Nexus 20 system, scheduled for deployment in May 2027, will provide continuous site communications, emergency response coverage, and advanced optical surveillance across the Tanbreez Rare Earth Project. As part of the deployment, CRML will also receive a fully integrated medical, emergency, and accommodation site package, fabricated in Thailand and designed to support field teams operating at the Tanbreez Rare Earth Project.

On 30 June 2026, CRML announced the acquisition of the Ocean Endeavour, a 180-passenger vessel that will support the Company’s ongoing development activities at the Tanbreez Rare Earth Project. The acquisition represents a significant investment in workforce safety, accommodation and transportation infrastructure, strengthening CRML’s strategic and operational capabilities in one of the world’s most important emerging critical minerals jurisdictions. The Ocean Endeavour, originally built in 1982, is an ice-strengthened vessel with a proven operating history in both Arctic and Antarctic environments, making it well-suited to support year-round activities associated with the development of the Tanbreez Rare Earth Project. Most recently, the vessel was chartered by the Danish Defence, alongside NATO operations, to serve as a floating accommodation in Nuuk, Greenland, demonstrating its suitability for supporting personnel in remote and challenging environments. The vessel was purchased by CRML for €7.5 million and is expected to provide flexible housing capacity for project personnel. It is also expected to facilitate reliable transportation throughout the region by providing self-contained accommodation for its workforce, CRML aims to avoid placing strain on the limited hotel and tourism infrastructure in Qaqortoq and the surrounding region, thereby supporting the local tourism economy alongside mining development. CRML intends to moor the vessel adjacent to the Tanbreez Rare Earth Project to support site operation, which is subject to approval from the Government of Greenland. By integrating accommodation and transport into a single maritime platform, CRML expects to improve logistical efficiency associated with remote Arctic operations, enhance workforce safety, improve operational efficiency, and support the timely execution of project development activities.

6.5.10	Disclosures in satisfaction of ASX Listing Rule 5.12

ASX Listing Rule	ASX Explanation	Commentary
5.12.1	The source and date of the historical estimates or foreign estimates.	The foreign estimates in respect of CRML’s operations and properties were prepared by CRML. The mineral resources and mineral reserves estimates are prepared in accordance with Subpart 1300. The source of CRML’s foreign estimates is the Form 20-F (and its amendments thereto) for the fiscal year ended 30 June 2025 (originally lodged 6 October 2025), which has been publicly disclosed and filed with the SEC. The foreign estimates are effective as at 13 April 2026 and, so far as CRML is concerned, are the most recent available mineral resources and mineral reserves estimates for CRML’s operations and projects.

5.12.2	Whether the historical estimates or foreign estimates use categories of mineralisation other than those defined in Appendix 5A (JORC Code) and if so, an explanation of the differences.

The CRML foreign estimates have been prepared using the categories of mineralisation set forth in Subpart 1300. CRML considers the foreign estimates to be consistent with the requirements of Subpart 1300.

The reporting requirements prescribed by Subpart 1300 with which CRML’s reporting complies, and the Australian standards have similar goals in terms of conveying an appropriate level of confidence in the disclosures being reports, but embody different approaches and definitions and differ in several aspects. For example, the terms “Ore Reserve”, “Proven Ore Reserve”, “Probably Ore Reserve”, “Mineral Resource” “Measured Mineral Resource”, “Indicated Mineral Resource” and “Inferred Mineral Resource” are Australian mining terms as defined in the JORC Code and their definitions differ from the definitions of the terms “mineral reserve”, “proven mineral reserve”, “probably mineral reserve”, “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” as included in Subpart 1300.

Additionally, the JORC Code allows (i) Measured and Indicated Mineral Resources to be reported inclusive of Mineral Resource modified to produce its Ore Reserves and (ii) the inclusion of Inferred Mineral Resources in an estimate of Ore Reserves, on the condition that such Inferred Resources are treated as waste material for the purpose of financial evaluation. By contrast, Subpart 1300 requires mineral resources to be reported exclusive of mineral reserves and does not allow the inclusion of inferred mineral resources or unclassified material in an estimate of mineral reserves.

5.12.3	The relevance and materiality of the historical estimates or foreign estimates to the entity.	The CRML foreign estimates are considered material to the Combined Group as they form a significant portion of the overall mineral resource inventory.

5.12.4	The reliability of the historical estimates or foreign estimates, including by reference to any of the criteria in Table 1 of Appendix 5A (JORC Code) which are relevant to understanding the reliability of the historical estimates or foreign estimates.	The CRML foreign estimates are considered reliable by CRML for the following reasons:

● in the Tanbreez Technical Report Summary they have been reported by an individual considered to be a Qualified Person as defined in Subpart 1300. CRML has robust and longstanding processes and procedures that support this individual taking responsibility for the declared reserves and resources; and

● the methodologies for preparing the mineral resources have not changed significantly in comparison to previous reporting.

ASX Listing Rule	ASX Explanation	Commentary
5.12.5	To the extent known, a summary of the work program on which the historical estimates are based and a summary of the key assumptions, mining and processing parameters and methods used to prepare the historical estimates or foreign estimates.

Key geological, mining and metallurgical assumptions used in the estimation of mineral resources, mineral reserves and foreign estimates are based on extensive operating experience and historical performance for the operating sites are more particularly described in the Tanbreez Technical Report Summary that was filed with the SEC and made publicly available.

A summary of the key assumptions, including commodity pricing and cut-off grade are found in Section 6.5.7 and section 11 of the Tanbreez Technical Report Summary.

5.12.6	Any more recent estimates or data relevant to the reported mineralisation available to the entity.	No recent estimates have been completed since mineral resources disclosed in the Tanbreez Technical Report Summary that was filed with the SEC and made publicly available.

5.12.7	The evaluation and/or exploration work that needs to be completed to verify the historical estimates or foreign estimates as mineral resources or ore reserves in accordance with Appendix 5A (JORC Code).	CRML intends for all future mineral reserves and mineral resources estimates released for CRML to be prepared in accordance with Subpart 1300.

5.12.8	The proposed timing of any evaluation and/or exploration work that the entity intends to undertake and a comment on how the entity intends to fund that work.	Refer to response to 5.12.7.

5.12.9	A cautionary statement proximate to, and with equal prominence as, the reported historical estimates or foreign estimates stating that:	Refer to Section 6.5.7.

● the estimates are historical estimates or foreign estimates and are not reported in accordance with the JORC Code;

● a competent person has not done sufficient work to classify the historical estimates or foreign estimates as mineral resources or ore reserves in accordance with the JORC Code; and

● it is uncertain that following evaluation and/or further exploration work that the historical estimates or foreign estimates will be able to be reported as mineral resources or ore reserves in accordance with the JORC Code.

5.12.10	A statement by a named competent person or persons that the information in the market announcement provided under ASX Listing Rules 5.12.2 to 5.12.7 is an accurate representation of the available data and studies for the material mining project. The statement must include the information referred to in ASX Listing Rule 5.22(b) and 5.22(c).	Refer to Section 6.5.11.

6.5.11	Qualified person statement

The technical information in Section 6.5.7 of this Scheme Booklet has been derived from CRML’s public disclosures as made available on its profile on EDGAR which can be accessed at www.sec.gov including the Technical Report titled “Amended S-K 1300 Technical Report Summary Tanbreez Rare Earth Project” effective as of 13 April 2026.

The technical information contained in Section 6.5.7 of this Scheme Booklet has been reviewed and approved by Mr Malcolm Castle of Agricola Mining Consultants, an independent consultant to CRML and a Member of the AUSIMM who has approximately 55 years of experience that is relevant to the styles of mineralization and the types of deposit under consideration.

Mr Castle is a Qualified Person within the meaning of Subpart 1300 and a Competent Person as defined in the JORC Code.

Mr Castle confirms that the information contained in this Scheme Booklet provided under ASX Listing Rules 5.12.2 to 5.12.7 is an accurate representation of the available data and studies for the Tanbreez Rare Earth Project, Greenland. Mr Castle consents to the inclusion of the information in Section 6.5.7 in the form and context in which it appears.

6.6	Wolfsberg Lithium Project, Austria

6.6.1	Location and access

The Wolfsberg Lithium Project (previously known as Weinebene) is located approximately 270 km southwest of Vienna and approximately 20 km east of the town of Wolfsberg, in the Carinthia region of southern Austria (Figure 5). The project is located close to major infrastructure, including the A2 motorway and natural gas transmission pipeline that follows the motorway. The recently completed Koralm tunnel and railway under the Koralpe mountains is also within proximity. Wolfsberg is linked to Vienna by rail and to surrounding cities and towns by a network of sealed roads.

Figure 5: Wolfsberg Lithium Project location (Source: EUR ASX Announcement, DFS Results 8 March 2023

The Austrian Lithium Projects, Bretstein-Lachtal (Bretstein), Klementkogel and Wildbachgraben projects, which are owned by EUR, encompass 114.6km2 in southern Austria, in the Styria mining district, approximately 70km north of the Wolfsberg Lithium Project. The location of these projects relative to Wolfsberg is shown in Figure 6.

Figure 6: Bretstein-Lachtal, Klementkogel and Wildbachgraben Project Location

6.6.2	Ownership and tenure

The Wolfsberg Lithium Project, in the Carinthia region comprises 54 contiguous granted exploration licenses (EL) covering an area of approximately 30.6km2 and 20 mining licenses (ML) covering an area of approximately 0.86km2 that were granted on 22 March 2011. Tenure for Wolfsberg is held by ECM Lithium AT GmbH which was previously a wholly owned subsidiary of European Lithium and is now 100% owned by CRML.

The Bretstein-Lachtal project comprises 191 ELs covering 108.3km2, the Klementkogel project comprises 22 ELs covering 12.5km2 and the Wildbachgraben project comprises 32 ELs covering 18.1km2. Tenure for these projects is also held by ECM Lithium AT GmbH, however EUR has 100% of the rights, title and interest (EUR ASX Announcement 9 August 2023). CRML has advised that the license renewal is in progress, and another 5-year term is to be issued by the authority before expiry.

In addition, CRML holds a 20% interest in the Eastern Alps Lithium Projects located in southern Austria with the remaining 80% held by EV Resources GmbH (ASX: EVR). The Eastern Alps Project includes the Glanzalm-Ratzell-Poling and Millstätter Seerücken prospect areas which are located approximately 110 km west of Wolfsberg.

Summary of Austrian tenure

Project / Location	No Of Tenement / Type	License IDs	Registered Holder	Crml Equity Interest	Expiry Date	Total Area (Approx.)
Wolfsberg	54 EL	104 – 125/96 370 – 384/11 386 – 398/11 400 – 403/11 408-409/11 412/11	ECM Lithium AT GmbH	100% CRML	31 Dec 2029	30.6km2
	20 ML	Andreas 1 – 11 Andreas I Andreas II Barbara 1 – 6 Barbara I	ECM Lithium AT GmbH	100% CRML	31 Dec 2027	0.86km2
Eastern Alps	54 EL	01/19/JDR – 17/19/JDR (Glanzalm-Ratzell-Poling)	EV Resources GmbH	20% CRML	31 Dec 2027	64.1km2
		18/19/EVR – 23/19/EVR (Millstätter Seerucken)			31 Dec 2027
		443/22 - 475/22 (Millstätter Seerucken)			31 Dec 2026

Notes:

1.	ECM Lithium AT GmbH is 100% owned by CRML.

2.	ML = Mining License, EL = Exploration License

3.	As published in EV Resources ASX Announcement, 30 April 2026

4.	The remaining 80% is owned by EV Resources GmbH, grant and expiry dates cannot be confirmed.

6.6.3	Regional geology

The geology of Austria comprises the uplifted Alpine Orogenic Belt (the European Alps) which now forms a spine-like ridge stretching from east to west across central Europe, rising to elevations of over 4,000 m. Three broad geotectonic units are recognised in Austria, including:

(a)	the Bohemian Massif in the north, which is part of the Hercynian orogenic belt comprised of Pre-Cambrian medium to high grade metamorphosed gneisses, intruded by Variscan granites (380 - 300 Ma);

(b)	the Eastern Alps which is a mountain range composed of pre-Alpine, mainly Palaeozoic, slightly to medium grade metamorphosed metasediments;

(c)	Triassic to Cretaceous limestones (subjected to Cretaceous eclogite-facies metamorphism during the Alpine orogeny) called the Southern and Northern Calcareous Alps; and

(d)	Tertiary basins filled with Tertiary sediments (including the Viennese and Pannonian Basins) (EUR ASX Announcement, 28 July 2016).

The Wolfsberg Lithium Project is part of the Austroalpine Unit Pegmatite Province (AUPP) within the Koralpe Region of the Eastern Alps, a north - south trending mountain ridge about 25 km in length, that formed during the high-temperature, low-pressure Permian extensional event and was subsequently overprinted by Cretaceous eclogite-facies metamorphism during the Alpine orogeny (Figure 7) (Keyser et al, 2023).

Koralpe is predominantly composed of metamorphic rocks within the Variscan nappe including paragneisses and mica schists along with eclogites, amphibolites and marbles. A younger metamorphic event produced the regional, east-west-striking, gently undulating syncline-anticline structure of the Koralpe crystalline complex. One of these regional anticlines passes close to the southern margin of the deposit (EUR ASX Announcement, 28 July 2016). Pegmatite bodies throughout the AUPP exhibit variable lithium and other mineral enrichment such as niobium, tantalum, tin, staurolite and tourmaline.

The Austrian Lithium Projects are located in the Eastern Austroalpine Unit, with their approximate location, relative to Wolfsberg shown in Figure 7.

Figure 7: Geological map of the Austrian Region (from Neubauer and Hock, 1999). Project locations are approximate (Source: Modified from EUR ASX Announcement, Prospectus 21 June 2016)

6.6.4	Local geology and mineralisation

(a)	Wolfsberg Lithium Project

The Wolfsberg Lithium Project area is characterised by a sequence of generally quartzitic, locally kyanite-bearing mica schists and eclogitic amphibolites. Due to its position at the northern slope of the anticline, the strata uniformly strike west-northwest- east-southeast (average 120°) and dip to the north-northeast at an average of 60° (Figure 8).

The spodumene-bearing pegmatites occur as veins within a regional anticline. The pegmatite veins intrude into amphibolite and mica schist host rocks, concordant with their foliation. On the northern limb of this anticline, known as Zone 1, the strata uniformly strike west-northwest- east-southeast (average 120°) and dip to the north-northeast at an average of 60°.

They are reported to have been traced in mapping over a distance of approximately 1.5 km and to a depth of about 450 m by drilling (EUR ASX Announcement, 28 July 2016).

Amphibolite-hosted pegmatites (AHP) are generally uniform in shape and internal structure and lie stratigraphically in the hanging wall position relative to the mica schist-hosted pegmatites (MHP) but also overlap. The AHP pegmatites are cut in the east by a northeast-southwest-trending fault and thin out in the west. The MHP pegmatites lack the typical features and textures of pegmatites by having a fine-grained gneissic texture.

The bulk mineralogy is typically the same for both pegmatite types, except that the spodumene content of the MHP pegmatites is considerably lower than that of the AHP pegmatites. Fissures in the MHP pegmatites are locally coated by secondary phosphates (Niedermayr et al. 1988).

Figure 8: Geology of Wolfsberg Lithium Project (after God, 1989) (Source: EUR ASX Announcement, Prospectus 21 June 2016)

A comprehensive description of the geology and mineralisation is provided in the Independent Geologists’ Report, contained within the Second Replacement Prospectus in the EUR ASX Announcement, 28 July 2016.

(b)	Regional lithium exploration

Like the Austrian Lithium Projects and Eastern Alps exploration projects also typically occur as spodumene-bearing pegmatite vein deposits hosted by metamorphic formations, predominantly mica schist, amphibolite, and marble. The main difference between Wolfsberg and the other mentioned spodumene pegmatite occurrences is the lack of amphibolite-hosted pegmatites at the other sites (EVR ASX Announcement 8 September 2022).

6.6.5	Exploration history

(a)	Wolfsberg Lithium Project

Spodumene was discovered at the Weinebene about 80 years ago (MEIXNER, 1966). The Wolfsberg lithium deposit (then called Weinebene) was discovered and explored by the Austrian state company, Minerex, between 1981 and 1987. In 1988, the project was transferred to the Bleiberger Bergwerksunion mining company, then in 1991, the project was sold to Kärntner Montanindustrie. In 2011, East Coast Minerals NL entered into a conditional agreement with Exchange Minerals Limited to acquire an 80% interest in the Austrian Lithium project. To acquire the interest, East Coast would pay $13.5 million (9.95 million euro), to be made up of shares and staged cash payments. East Coast would also pay a fee of $747,000 (550,000 euro) to Exchange Minerals to reimburse the payment made to third party vendors. On 1 June 2012, East Coast changed its name to Global Strategic Metals. On 30 July 2014, Global Strategic Metals announced that it planned to spin out its lithium business via a corporate restructuring, whereby it would demerge its Wolfsberg lithium project in Austria.

On 9 September 2016, European Lithium (then known as ‘Paynes Find Gold Ltd’), completed the acquisition of European Lithium AT (Investments) Ltd. as part of its re-admission to the ASX as a lithium exploration company. Following re-admission, EUR’s focus was exploration at Wolfsberg.

Minerex conducted extensive exploration of the project area prior to 1987. This included geological and structural mapping, geochemical soil surveys, pitting, trenching, surface diamond drilling, and the development of an underground access decline with drives along selected veins to examine vein continuity and undertake infill drilling and underground trial mining.

In total, 9,940m3 of surface trenches, 12,012m of diamond drilling from surface were completed. In 1985, an underground exploration program was undertaken, including development of a decline from the surface from the northern side of Brandrucken Mountain through the amphibole schist to provide access to the pegmatite veins. Crosscutting drifts were driven along strike of selected veins to provide access for mapping and sampling and an additional decline was driven to access the veins in the mica schist.

A total of 1,389m of underground development was completed. An underground diamond drilling campaign, comprising 4,715m was drilled to effectively infill the surface drilling to about 50m intervals in the eastern part of Zone 1 (EUR ASX Announcement, 2nd replacement Prospectus, 28 June 2016). A summary of exploration work is provided in the table below.

Mining was undertaken in 2013 to collect 500 tonne bulk samples from the two ore types for metallurgical testing. The Minerex drilling data were utilised to develop a resource model for mine planning.

Summary of previous exploration and development by Minerex

Exploration Work	Parameters	Quantity
Exploration trenches (surface)	number / volume	35 / 9,940 m³
Diamond core drilling (surface)	number / length	64 / 12,012 m
Decline drift from surface	length	417.6 m
Underground development between veins	length	119.2 m
Drifts following veins (along strike)	length	853.7 m
Diamond core drilling (underground)	number / length	37 / 4,715 m

Source: EUR ASX Announcement, 2nd replacement Prospectus, 28 June 2016

(b)	Regional lithium exploration

For the Eastern Alps exploration projects, EV Resources reported exploration sampling results in ASX Announcement dated 8 September 2022. Thirty nine (39) rock chip samples were collected from outcropping pegmatites. In addition mapping and structural measurements were taken to assess potential drill sites.

6.6.6	Current exploration at the Wolfsberg Lithium Project

Since EUR acquired the Wolfsberg Lithium Project, it has completed 50 drillholes for 14,903 m within Zone 1 and Zone 2. At Zone 1 the drilling indicated the extension of the veins in depth and along strike. Surface mapping of the pegmatite boulders and drilling at Zone 2 were undertaken in 2012.

A twin-hole drill and data verification program was completed in 2016 (EUR ASX announcement 16 November 2016) with the purpose of incorporating the historical data into the resource estimation (Figure 9).

In 2019, an infill drilling program totalling 1,330.7 m was conducted to convert Inferred Resources to Indicated Resources and to confirm the westward extension of the deposit.

In 2021, a drilling program of 20 drill holes was completed, for a total of 7,953 m. The program was designed to test for potential mineral resource extensions.

Assays for uranium demonstrate background levels, at 10-20 ppm. Thorium does not exceed 100 ppm.

Figure 9: Cross section showing underground drillholes and the interpreted pegmatite model with Inferred mineral resource extensions in blue (Source: EUR ASX Announcement, 1 December 2021)

6.6.7	Mineral Resource Estimate

EUR reported a Mineral Resource Estimate in accordance with the JORC Code which was released on 5 April 2018 and updated on 9 November 2021 and 1 December 2021 (2021 MRE).

The 2021 MRE is reported as Measured, Indicated and Inferred Resources in accordance with JORC Code classifications, for a total of 12.9 million tonnes at 1.00% Li2O as summarised in the table below. This is an update on the previously announced MRE of 9.7 Mt at 1.03% Li2O in the Measured and Indicated Resource categories (EUR ASX Announcement, 9 November 2021). The current MRE includes an additional Inferred Resource estimate of 3.1 Mt grading 0.90% Li2O (EUR ASX Announcement 1 December 2021).

2021 MRE for Wolfsberg Lithium Project

Category	Tonnage (t)	Grade (% Li₂O)
Measured	4 313 000	1,13
Indicated	5 430 000	0,95
Total (M+I)	9 743 000	1,03
Inferred	3 138 000	0,90
Total (M+I+In)	12 881 000	1.00

Notes:

1.	Resources estimated based on minimum mineralized intersection of 0.5 m.

2.	Bulk density of 2.73 t/m³ applied to volumetric estimate.

3.	Grade is based on length-weighted mineralized intersections, assuming minimum intersection width of 2 m and incorporates internal dilution.

Source: EUR ASX Announcement 1 December 2021.

6.6.8	Ore Reserves and Economic studies

An Ore Reserve Estimate (ORE) for the Wolfsberg Lithium Project was reported in accordance with the JORC Code and released by EUR in ASX Announcements dated 8 March 2023 with the Ore Reserve Statement effective date of 1 July 2022.

The 2022 ORE is reported as Proved and Probable in accordance with JORC Code classifications, for a total of 11,483 kilotonnes at 0.64% Li2O as summarised in the table below.

Ore Reserve Statement, 1 July 2022

Classification	Cut-Off Grade (CoG) (% Li₂O)	Ore Tonnes (kt)	Grade (% Li₂O)	Content (t Li₂O)
Proved
AHP¹	0.30	2,913	0.67	19,577
MHP²	0.32 to 0.45	800	0.82	6,525
Sub-total Proved		3,713	0.70	26,103
Probable
AHP	0.30	3,285	0.54	17,688
MHP	0.32 to 0.45	4,485	0.65	29,146
Sub-total Probable		7,770	0.60	46,834
Proved + Probable
AHP	0.30	6,198	0.60	37,265
MHP	0.32 to 0.45	5,285	0.67	35,671
Total Ore Reserve		11,483	0.64	72,937

Notes: AHP = Amphibolite hosted pegmatite, MHP = Mica schist hosted pegmatite

Source: EUR ASX Announcement 8 March 2023, Definitive Feasibility Study results

Please refer to the Independent Technical Assessment and Valuation Report accompanying the Independent Expert’s Report at Annexure A for further information regarding the modifying factors and economic modelling unpinning the ORE.

6.6.9	Environmental

The Wolfsberg Lithium Project is located in a commercial forest. The mining license held for Wolfsberg requires the submission of an operating plan to the Austrian Mining Authority before mining activities commence. This plan must also address environmental management.

CRML’s environmental consultant, Umwelt Büro, has completed its environmental baseline studies for the purpose of the compulsory and independent second mine access. A comprehensive report was incorporated in the March 2023 DFS.

A detailed review of all work, reports and related documents to the base line studies is underway and will be integrated into the operational and technical applications to all relevant authorities upon completion of the DFS. CRML appointed an experienced, independent consultant, Hasslinger & Nagele in Vienna (Hasslinger), to lead the complex application process that will be based on the DFS findings. Hasslinger’s engagement includes facilitation of numerous discussions at municipal, state and federal authorities to introduce the Wolfsberg Lithium Project’s rollout.

In the second quarter of 2023, CRML conducted a complex work program to prepare a comprehensive application for pre-assessment of the Environmental Impact Assessment (EIA) Determination Procedure.

On 2 December 2024, the Wolfsberg Lithium Project received the decree from the Carinthian state government with confirmation that an EIA is not required. The decree stipulates that given the Wolfsberg Lithium Project relates to underground mining where the surface area required by the above-ground facilities is less than 10 hectares, that the Wolfsberg Lithium Project is not subject to a full-scale environmental approval process as required by law. The decree fast-tracks the transition from exploration into mining operation from the environmental perspective and is an important and critical milestone moving towards operational readiness to become one of the first integrated European producers of battery-grade lithium hydroxide to BMW in Germany.

In 2025, the decree has been appealed at the Austrian administrative court by third parties not related to the project. The court has delegated the decision-making back to the issuing authority at the state of Carinthia for reassessment. ECM Lithium has filed an appeal to this unexpected decision at the administrative court with the trial and ruling currently in progress.

6.6.10	Hydrogeology

CRML’s geological consultant, GEO Unterweissacher GmbH (GEO), continues to manage its hydrogeology monitoring program by ensuring in-hole hydrogeological test work has been completed appropriately and can continue in the future. Data from this process is fed into a water measuring database from which an annual report is produced.

6.6.11	Offtake agreement with BMW AG

In December 2022, CRML entered into a long-term offtake agreement with BMW (BMW Offtake Agreement). The Offtake Agreement is conditioned upon the successful start of commercial production at the Wolfsberg Lithium Project and full product qualification and certification. On 5 June 2024, pursuant to the Offtake Agreement, BMW made an advance payment of US$15.0 million to CRML, which is secured by a bank guarantee and is subject to be repaid through equal setoffs against battery grade lithium hydroxide delivered to BMW. The advance payment is not yet freely accessible by CRML, and CRML may only access the funds under certain conditions.

6.6.12	Joint Venture with Obeikan Investment Group

In January 2023, EUR entered into a non-binding memorandum of understanding (MoU) with Obeikan Investment Group to build and operate a hydroxide plant in Saudi Arabia for the Wolfsberg Lithium Project. The MoU contemplates negotiating suitable commercial terms for the creation of a joint venture between EUR and Obeikan for the purpose of construction and operation of a lithium hydroxide plant in Saudi Arabia.

On 9 July 2024, EUR assigned its rights under the MoU to CRML to form a joint venture with Obeikan in respect of the construction and commissioning of a lithium hydroxide processing plant in the Kingdom of Saudi Arabia to process spodumene concentrate produced from the Wolfsberg Lithium Project (Joint Venture). CRML and Obeikan have entered into a Shareholders’ Agreement to agree the governance and structure of the Joint Venture.

Under the Shareholders Agreement, Arabian New Energy Company (NewCo) will be established and seek to have the exclusive right to purchase spodumene mined from the current resource at the Wolfsberg Lithium Project (Zone 1), and the facility is expected to be developed to meet the minimum initial capacity and product specifications based on CRML’s Offtake Agreement with BMW. NewCo is expected to be incorporated after successful registration and approval from the Kingdom of Saudi Arabia regulatory authorities. Additionally, and subject to the successful commissioning of the hydroxide processing plant, the Wolfsberg Lithium Project will sell the lithium spodumene concentrate to NewCo over the life of the current resources of the Wolfsberg Lithium Project a reduced rate, with a floor and ceiling price, subject to final agreement of CRML and Obeikan. CRML and Obeikan will also establish a Development Committee for the purpose of jointly collaborating on all key decisions in relation to the development of the hydroxide processing plant.

CRML expects that it will ultimately benefit from the Joint Venture, including by reducing the cost to build and operate a lithium hydroxide plant on its own. In addition, once operational, the hydroxide plant is expected to significantly reduce energy costs and deliver savings in operating expenditures and capital expenditures related to the Wolfsberg Lithium Project that would otherwise be borne by CRML.

CRML recently met with Obeikan and have agreed a framework for a decision to mine by the end of 2026 subject to lithium prices and financing options being available. CRML can give no assurance that the Joint Venture will be successful, that the lithium hydroxide plant will be completed on time or at all or that CRML’s expectations with respect to the Joint Venture will ultimately be realised. Further, any agreements or arrangements between CRML, European Lithium AT and NewCo in the future, including such agreements or arrangements described above, will be subject to approval by CRML Directors at such time and compliance with its related person transaction policy.

6.6.13	Competent Persons Statement

The information in this Scheme Booklet that relates to Exploration Results or Mineral Resources or Ore Reserves at the Wolfsberg Lithium Project is extracted from EUR’s ASX announcements titled “Wolfsberg Lithium Project Definitive Feasibility Study Results” dated 8 March 2023, accessible on EUR’s ASX announcements platform at www.asx.com.au.

EUR confirms that it is not aware of any new information or data that materially affects the information included in the relevant market announcements. In the case of estimates of Mineral Resources or Ore Reserves, EUR confirms that all material assumptions and technical parameters underpinning the estimates in the relevant market announcements continue to apply and have not materially changed. In addition, EUR confirms that the form and context in which the competent persons’ findings are presented have not been materially modified.

6.7	Corporate structure

CRML is the ultimate parent of the CRML Group, which conducts its operations through its subsidiaries, which are listed below:

Name of Subsidiary	Country of Incorporation and Place of Business	% Held
European Lithium AT (Investments) Limited	British Virgin Islands	100%
CM Sub Corp. (previously Sizzle Acquisition Corp.)	Delaware, United States of America	100%
ECM Lithium AT GmbH	Austria	100%
ECM Lithium AT Operating GmbH	Austria	100%
Critical BTC LLC	Delaware, United States of America	100%
Critical Metals Romania	Romania	100%
Tanbreez Mining Greenland A/S	Greenland	92.5%
60° North Greenland	Greenland	70%

Notes:

1.	Critical Metals Romania is expected to be incorporated in accordance with the laws of Romania by end of August 2026 as a wholly owned subsidiary of CRML.

6.8	Policy on dividends

CRML does not anticipate declaring any cash dividends to CRML Shareholders in the foreseeable future.

The timing, declaration, amount and payment of future dividends to CRML Shareholders falls within the discretion of the CRML Board. The CRML Board’s decisions regarding the amount and payment of future dividends will depend on many factors, including CRML’s financial condition, earnings, capital requirements of CRML’s business and covenants associated with debt obligations, as well as legal requirements, regulatory constraints, industry practice and other factors that the CRML Board deems relevant.

6.9	Board and senior management

Name	Position(s)	Information
Directors
Antony Sage	Director, CEO and Executive Chairman	Mr Sage has served as the Chief Executive Officer of CRML since April 2024 and as Executive Chairman of CRML since the closing of the Business Combination on 27 February 2024. Mr Sage has served as Non-Executive Chairman of EUR since September 2016 transitioning to Executive Chairman of EUR in the quarter ending December 2021, and was subsequently appointed as CEO of CRML in April 2024. Mr Sage has more than 35 years’ experience in corporate advisory services, funds management and capital raising predominantly within the resource sector. Mr Sage is based in Western Australia and has been involved in the management and financing of listed mining companies for the last 22 years. Mr Sage has operated in Argentina, Brazil, Peru, Romania, Russia, Sierra Leone, Guinea, Cote d’Ivoire, Congo, South Africa, Indonesia, China and Australia. Mr Sage currently also holds the position of Executive Chairman of ASX listed CuFe Ltd. Mr Sage holds a B. Bus. degree from Edith Cowan University, Western Australia, is a chartered accountant with the Chartered Accountants Australia and New Zealand (CAANZ), is a fellow of the Certified Practicing Accountants in Australia (FCPA) and is a fellow of the Taxation Institute of Australia (FTIA).

Michael Ryan	Director	Mr Ryan has served as a CRML Director since 1 March 2025. Mr Ryan previously served in the U.S. Air Force and more recently supported the Secretary of Defence through his work as an Executive at the U.S. Department of Defence. From October 2019 to October 2020, Mr Ryan served as Deputy Assistant Secretary of Defence for European and NATO Policy for the U.S. Department of Defence. In this role, he supported the Secretary of Defence and oversaw policy issues related to the nations and international organisations of Europe (including the North Atlantic Treaty Organization and the European Union). Mr Ryan spent 25 years in the United States Air Force, retiring with the rank of Colonel. He is a graduate of the French War College, served on Capitol Hill as a National Defence Fellow and is a distinguished graduate of the National Intelligence University. Mr Ryan graduated from the U.S. Air Force Academy with a degree in History and Soviet Studies and holds a master’s degree from Troy University in International Relations.

Name	Position(s)	Information
Malcolm Day	Director	Mr Day has served as a CRML Director since the closing of the Business Combination on 27 February 2024. Mr Day has served as a Director of EUR since July 2012. In addition, Mr Day is a Member of the Australian Institute of Company Directors. Since 1999, Mr Day has been the Managing Director of ASX listed entity Moab Minerals Limited (ASX Code: MOM). Mr Day commenced his career working in the civil construction industry for 10 years, 6 of which were spent in senior management as a Licensed Surveyor and then later as a Civil Engineer. Whilst working as a Surveyor, Mr Day spent 3 years conducting mining and exploration surveys in remote Western Australia. Mr Day holds a Bachelor of Applied Science in Surveying and Mapping.

Michael Hanson	Director	Mr Hanson has served as a CRML Director since the incorporation of CRML. Mr Hanson is currently a Partner at Hanson Peak LLP. Mr Hanson also serves as a Director of Itchen Down Properties Limited. Mr Hanson brings a wealth of expertise with over 30 years’ experience in Natural Resources and Corporate Finance sectors and has advised on a broad range of corporate transactions. Mr Hanson has successfully advised on numerous IPOs, public and private equity raises and M&A transactions for many AIM, TSX and ASX listed companies. Mr Hanson’s postings have included Russia and South Africa.

Mykhailo Zhernov	Director	Mr Zhernov has served as a CRML Director since the closing of the Business Combination on 27 February 2024. Mr Zhernov has served as a Director of EUR since December 2021. Mr Zhernov has a track record of twenty years in the financial sector of Ukraine, CIS, Central and Eastern Europe. Mr Zhernov has served as the managing partner at Millstone & Co Investment Company since 2016, a private investment company specialising in investment, asset and capital management in Central and Eastern Europe. He was the founder and head of ALTERA FINANCE (altera-finance.com), the member of the supervisory boards of the insurance companies VUSO (vuso.ua), INNEX Stock Exchange, the head of the private banking in PJSC DIAMANTBANK. Mr Zhernov holds an economics degree with a specialisation in marketing from the National University Donetsk Ukraine.

Name	Position(s)	Information
Executive officers
Antony Sage	CEO, Executive Chairman and Director	Refer above.

Sergey Savchenko	CFO	Mr Savchenko has served as Chief Financial Officer of CRML since 1 May 2025. Mr Savchenko has more than 20 years’ experience in a variety of senior and executive roles in accounting and finance, including public and corporate accounting, treasury and cash management, corporate finance and investor relations. Prior to joining CRML, Mr Savchenko spent more than 3 years consulting in respect of a range of projected special purpose acquisition companies. Mr Savchenko was engaged by Sizzle, which ultimately merged with and became a wholly owned subsidiary of CRML as part of the Business Combination resulting in CRML becoming publicly traded on the NASDAQ. Mr Savchenko holds an MBA from the William E. Simon School of Business Administration at the University of Rochester with a concentration in both public accounting and corporate finance. He is also a Certified Public Accountant in the state of New Jersey and a Chartered Accountant in Canada.

John Thomas	General Counsel	Mr Thomas served as General Counsel of CRML since 1 May 2025. Mr Thomas has more than 30 years’ corporate legal experience supporting a range of American high tech, manufacturing, and distribution businesses. Mr Thomas most recently served as the Shanghai-based regional General Counsel for Medtronic, Inc., the world’s largest medical device maker. Prior to that, Mr Thomas served as General Counsel for Genzyme’s biotech operations across all of Asia while based in Singapore, and as Vice President (Legal) for the Dole Food Company’s Asian operations, based in Manila. Mr Thomas matriculated Georgetown University’s School of Foreign Service and has advanced degrees from Cornell University and the University of Hawaii at Manoa. Mr Thomas has been an active member of local AmChams and is a member of the DC Bar.

Thomas McNamara	Director of Corporate Development & Investor Relations	Mr McNamara served as Director of Corporate Development & Investor Relations for CRML since 1 May 2025. Prior to joining CRML, Mr McNamara served as Principal Consultant at T-Macro Advisors, where he primarily covered Metals & Mining, Energy and all Natural Resources, providing in-depth analysis on market valuations, regulatory environments, and operational efficiencies. Before that, he spent over a decade at Impala Asset Management, where he co-managed the Impala Natural Resources Fund, leading investment strategies and client relationship development in cyclical industries. Mr McNamara studied mining, engineering and mineral economics at Columbia School of Engineering’s Henry Krumb School of Mines and holds a Bachelor of Arts in History with an Accounting minor from Providence College.

Name	Position(s)	Information
Dietrich Wanke	President of European Operations	Mr Wanke was appointed as General Manager of EUR in October 2016 and has served as the President of European Operations for CRML since the closing of the Business Combination. Mr Wanke has worked in the past as General Manager for Tolukuma Gold Mines in Papua New Guinea, Mine Manager for Atlas Iron in Western Australia, Technical Services Manager for Thiess (hard coal) in Indonesia, Mine Manager for Kimberley Diamonds in Western Australia, Technical Services Manager for Lightning Nickel in Western Australia, Technical Director for LMV, an engineering/surveying service provider for coal mines in Germany and Technical Services Manager and Licensed Surveyor for Laubag (lignite) in Germany. Mr Wanke has more than 30 years’ experience in management at operational level for underground and open cut mines. Mr Wanke has held statutory positions as registered manager under the applicable mining acts in several countries and commodities, notably gold/silver, nickel, diamonds, coal and iron. Mr Wanke has served professionally for mining operations in Germany, Australia, Indonesia, Papua New Guinea and Sierra Leone. Mr Wanke has managed mining operations through all phases, starting from greenfield exploration to full scale production as well as extension of existing mines. Mr Wanke holds a Mine Engineering/Mine Surveying degree from Technical University Bergakademie Freiberg, a licensed Mine Surveyor’s certificate in Germany and 1st class Mine Manger’s certificates in Western Australia and Papua New Guinea.

6.10	CRML Directors’ interests in CRML Securities and substantial holders

The following tables set forth information with respect to the beneficial ownership of CRML Shares held by:

(a)	each of CRML’s Directors; and

(b)	each person or entity known by CRML to own beneficially 5% or more of CRML Shares.

6.10.1	CRML Directors’ interests in CRML Securities

Name	CRML Shares	CRML RSUs[1]	CRML PSUs[2]
Antony Sage[3]	2,847,310	3,500,000	4,500,000
Malcolm Day	409,179	1,050,000	1,350,000
Mykhailo Zhernov	309,179	150,000	Nil
Michael Hanson	379,179	150,000	Nil
Michael Ryan	60,000	120,000	Nil

Notes:

1.	The Restricted Stock Units (CRML RSUs) granted on 1 November 2025 will vest in three equal annual instalments commencing on 1 November 2026, subject to the reporting person’s continued service through such date. Each CRML RSU represents a contingent right to receive one ordinary CRML Share.

2.	Each Performance Stock Unit (CRML PSU) was granted on 30 October 2025 and represents a right to receive an option for one (1) ordinary CRML Share at an exercise price of US$12.88 per CRML PSU before 30 October 2035 (the expiry date). The CRML PSUs are subject to the reporting person’s continued service through to vesting date with:

(a)	one third of the CRML PSUs vesting upon the achievement of 20 day VWAP of US$16.25 through 31 October 2026;

(b)	one third of the CRML PSUs vesting upon the achievement of 20 day VWAP of US$20.31 through 31 October 2027; and

(c)	one third of the CRML PSUs vesting upon the achievement of 20 day VWAP of US$25.39 through 31 October 2028.

Any tranches of CRML PSUs that have not vested by the last day of the applicable period shall automatically terminate.

3.	2,697,310 CRML Shares are held beneficially by Okewood, an entity of which Mr Sage is the sole director and has investment control over securities held by that entity. An additional 150,000 CRML Shares are held by Mr Sage’s children.

6.10.2	Substantial holders

Set out below is a table of CRML Shareholders that hold or have a beneficial interest in 5% or more of CRML Shares.

Name	Number of CRML Shares	Percentage of outstanding CRML Shares[1]
European Lithium Limited[2]	45,536,338	30.98%
Rimbal Pty Ltd[3]	14,500,000	9.86%
Alyeska Investment Group, L.P.[4]	10,185,416	6.93%

Notes:

1.	Percentages calculated on the basis of 146,993,753 CRML Shares on issue.

2.	The number of CRML Shares held by EUR consists of 67,788,383 CRML Shares issued by CRML on 27 February 2024 in connection with the Business Combination, less CRML Shares subsequently sold or transferred by EUR in private transactions.

3.	CRML Shares beneficially owned by Gregory Barnes as the sole owner of Rimbal Pty Ltd, an Australian incorporated entity.

4.	Based on Schedule 13G filed with the SEC on 15 May, 2026.

6.11	Corporate Governance Policies

6.11.1	Overview

The CRML Board has adopted corporate governance guidelines, which describe the principles and practices that the Board will follow in carrying out its responsibilities. These guidelines are reviewed by the Nominating and Corporate Governance Committee of the Board (Nominating and Corporate Governance Committee) from time to time to ensure that they effectively promote the best interests of both CRML and CRML Shareholders and that they comply with all applicable laws, rules, regulations and listing standards.

Full copies of CRML’s corporate governance documents can be found on CRML’s website at https://www.criticalmetalscorp.com/ir-resources/documents-charters/.

6.11.2	Role and responsibility of CRML Board

The CRML Board directs and oversees the management of the business and affairs of CRML in a manner consistent with the best interests of CRML and CRML Shareholders.

In this oversight role, the CRML Board serves as the ultimate decision-making body of CRML except for those matters reserved for or shared with CRML Shareholders. The CRML Board selects and oversees the members of senior management, who are charged by the CRML Board with conducting the business of CRML.

Board composition, structure and policies

A summary of CRML’s key board composition, structure and policies are set out below:

(a)	(Independence of CRML Directors): The CRML Board may annually make an affirmative determination as to the independence of each CRML Director in accordance with the NASDAQ Stock Market Corporate Governance Standards. Because it is not possible to anticipate or explicitly provide for all potential conflicts of interest that may affect independence, the CRML Board is also responsible for determining affirmatively, as to each independent CRML Director, that no relationships exist which, in the opinion of the CRML Board, would interfere with the exercise of independent judgment in carrying out the responsibilities of a CRML Director.

(b)	(Director Qualification Standards): The Nominating and Corporate Governance Committee is responsible for reviewing the qualifications of potential director candidates and assessing the appropriate balance of attributes, skills and experience required of CRML Directors in order to fulfil their duties and satisfy any independence, financial expertise or other requirements imposed by law, regulation or qualification requirement of applicable listing standards, or any other board or authority with jurisdiction over CRML.

(c)	(Term Limits): The CRML Board does not have a policy to impose term limits for directors because such a policy may deprive the Board of the service of directors who have developed, through valuable experience over time, an increasing insight into CRML and its operations. Notwithstanding the foregoing, the Nominating and Corporate Governance Committee may, in its discretion, consider the tenure of continuing directors when selecting or recommending for the CRML Board’s selection those candidates to be nominated for election to the CRML Board.

(d)	(Frequency of Meetings): The CRML Board currently plans at least four meetings each year, with further meetings to occur (or action to be taken by unanimous consent) at the discretion of the CRML Board.

(e)	(Board Compensation): The Compensation Committee will review the form and amount of director compensation from time to time and recommend any changes to the CRML Board, as it deems appropriate.

6.11.3	Committees of the CRML Board

(a)	Audit Committee

The Audit Committee, which oversees CRML’s accounting and financial reporting processes, consists of Michael Hanson and Mykhailo Zhernov, with Mr. Hanson serving as chairperson of the Audit Committee. CRML has determined that Mr. Hanson satisfies the criteria of an audit committee financial expert as set forth under the applicable rules of the SEC. Mr. Hanson satisfies the requirements for an “independent director” within the meaning of the NASDAQ listing rules and the criteria for independence set forth in Rule 10A-3 of the Exchange Act.

The purpose of the Audit Committee, as set out in CRML’s Audit Charter is to have oversight over:

●	the quality and integrity of CRML’s financial statements, including the oversight of CRML’s accounting and financial reporting processes and the financial statement audits and reviews;

●	CRML’s compliance with legal and regulatory requirements applicable to financial statements and accounting and financial reporting processes;

●	the independent registered public accounting firm’s qualifications, performance and independence; and

●	the performance of any internal audit function.

In particular, the Audit Committee is responsible for, among other things:

●	overseeing the relationship with the CRML’s independent auditors, including:

○	appointing, retaining and determining the compensation of CRML’s independent auditors;

○	approving auditing and pre-approving non-auditing services permitted to be performed by the independent auditors;

○	discussing with the independent auditors the overall scope and plans for their audits and other financial reviews;

○	reviewing at least annually the qualifications, performance and independence of the independent auditors;

○	reviewing reports from the independent auditors regarding all critical accounting policies and practices to be used by CRML and all other material written communications between the independent auditors and management; and

○	reviewing and resolving any disagreements between management and the independent auditors regarding financial controls or financial reporting;

●	overseeing any internal audit function, including conducting an annual appraisal of the internal audit function, reviewing and discussing with management the appointment of the head of internal audit, at least quarterly meetings between the chairperson of the audit committee and the head of internal audit, reviewing any significant issues raised in reports to management by internal audit and ensuring that there are no unjustified restrictions or limitations on the internal audit function and that it has sufficient resources;

●	reviewing, approving or ratifying all related party transactions not otherwise approved or ratified by the CRML Board, and reviewing and approving all changes to CRML’s related party transactions policy;

●	reviewing and discussing with management the annual audited financial statements and the design, implementation, adequacy and effectiveness of CRML’s internal controls;

●	overseeing any of CRML’s cybersecurity policies and processes;

●	overseeing risks and exposure associated with financial matters; and

●	establishing and overseeing procedures for the receipt, retention and treatment of complaints received from CRML employees regarding accounting, internal accounting controls or audit matters and the confidential, anonymous submission by CRML employees of concerns regarding questionable accounting, auditing and internal control matters.

(b)	Compensation Committee

The Compensation Committee consists of Michael Hanson and Mykhailo Zhernov, with Mr. Hanson serving as the chairperson of the Compensation Committee. The Compensation Committee has a written charter and oversees CRML’s compensation of its executive officers and directors. The compensation committee assists the CRML Board in determining its responsibilities in relation to remuneration, including making recommendations to the board on CRML’s policy on executive compensation, determining the individual remuneration and benefits package of each of the executive directors, and recommending and monitoring the remuneration of senior management below board level, as the CRML Board so directs.

The Compensation Committee may also have additional functions and adopt additional policies and procedures as may be required or appropriate in light of business, legislative, regulatory, legal or other conditions or changes. The Compensation Committee shall also carry out any other related responsibilities and duties delegated to it by the CRML Board from time to time.

(c)	Nominating and Corporate Governance Committee (NCGC)

The Nominating and Corporate Governance Committee consists of Malcolm Day, Antony Sage and Mykhailo Zhernov, with Mr. Day serving as the chairperson of the nominating and corporate governance committee. The nominating and corporate governance committee has a written charter and is responsible for making recommendations to CRML’s Board regarding candidates for directorships and the size and composition of the Board, and is responsible for overseeing, reporting and making recommendations to matters concerning corporate governance.

CRML’s NCGC’s Committee Charter states that it provides assistance to the CRML Board with respect to the following areas of responsibility, among other things:

●	identifying individuals qualified to become directors, consistent with the criteria approved by the CRML Board from time to time, and selecting, or recommending that the CRML Board select, the director nominees for the next annual meeting of CRML Shareholders or to fill vacancies or newly created directorships that may occur between such meetings;

●	developing and recommending to the CRML Board a set of corporate governance guidelines applicable to CRML;

●	overseeing the evaluation of the CRML Board and management;

●	recommending members of the CRML Board to serve on committees of the Board and evaluating the operations and performance of such committees;

●	overseeing CRML’s significant ESG and sustainability practices, policies and activities; and

●	otherwise taking a leadership role in shaping the corporate governance of CRML.

(d)	Advisory Board

On 10 July 2025, the CRML Board established an Advisory Board consisting of up to 5 members to be selected according to its charter. The Advisory Board will provide strategic guidance to the CRML Board and management. The current members of the Advisory Board are Mathew August, Christian Aramayo, Rear Adm. Peter Stamatopoulos (Retd.) and Chang Oh Turkmani.

(e)	CRML Special Committee

CRML has established an independent committee to consider the Schemes (the CRML Special Committee). The CRML Special Committee was established to consider, evaluate and make recommendations to the CRML Board in respect to the Schemes. The members of the CRML Special Committee currently consist of independent CRML Directors Michael Hanson and Michael Ryan.

6.12	Financing arrangements

Since completion of the Business Combination, EUR has provided working capital advances to CRML to cover certain operational expenses. Other than these advances, CRML does not have any borrowings or credit facilities with third-party lenders.

6.13	Capital structure

As at the date of this Scheme Booklet, CRML has the following CRML Securities on issue.

CRML Security	Total on issue
CRML Shares (NASDAQ: CRML)	146,993,753
CRML RSUs and CRML PSUs	13,715,000
Public Warrants (NASDAQ: CRMLW)	7,660,775
Private Warrants (including PIPE related warrants)	12,429,500
Total	180,799,028

Notes:

1.	The table above does not include capacity under CRML’s IAP and ESPP (excluding CRML RSUs and PSUs which are shown in the table) of 8,520,298 available for further issuance of incentive shares or awards.

6.14	Summary of rights attaching to CRML Shares

The following is a summary of the more significant rights attaching to CRML Shares in accordance with the Amended and Restated Memorandum and Articles of Association of CRML (Memorandum and Articles).

CRML is a company limited by shares incorporated in the BVI under the BVI Business Companies Act (as revised) (BC Act). The liability of each CRML Shareholder is limited to the amount unpaid on such person’s CRML Shares.

6.14.1	CRML Shares

CRML is authorised to issue a maximum of 500,000,000 shares with a par value of US$0.001 each, divided into 450,000,000 CRML Shares and 50,000,000 preferred shares (CRML Preference Shares).

Each CRML Share confers on the holder:

(a)	the right to one vote on any resolution of members;

(b)	the right to an equal share in any dividend paid by CRML in accordance with the BC Act; and

(c)	the right to an equal share in the distribution of the surplus assets of CRML.

The CRML Preference Shares may be issued from time to time in one or more series and shall have such voting powers (full or limited or without voting powers), designations, preferences and relative, participating, optional or other special rights, and qualifications, limitations or restrictions thereof as specified by the CRML Directors pursuant to the resolution of directors approving the issue of such CRML Preference Shares, and in any such resolution of directors the CRML Directors shall agree to amend and restate the Memorandum and Articles to fully set out such rights and instruct the registered agent of CRML to file the amended Memorandum and Articles with the CRML Registry.

Notwithstanding the fixing of the number of CRML Preference Shares constituting a particular series upon the issuance thereof, the CRML Directors at any time thereafter may authorise the issuance of additional CRML Preference Shares of the same series and in any such resolution of directors the CRML Directors shall agree to amend and restate the Memorandum and Articles to reflect an increased number as the fixed number of CRML Preference Shares constituting a particular series.

For the avoidance of doubt, the CRML Directors shall not require any approval of the CRML Shareholders in respect of the issuance of CRML Preference Shares, any amendments to the terms of CRML Preference Shares and the related amendments to the Memorandum and Articles.

6.14.2	Shareholder meetings

CRML may, but is not obliged to (unless required by any applicable law, rule or regulation), in each year hold a general meeting as its annual general meeting, and, where called, shall specify the meeting as such in the notices calling it. Any annual general meeting shall be held at such time and place as the CRML Directors shall appoint.

All general meetings other than annual general meetings are extraordinary general meetings.

The CRML Directors, by resolution of directors, or the chairperson, if any, of the CRML Board, acting alone, may, and the CRML Directors shall upon receipt of a valid CRML Shareholders’ requisition (Special Meeting Request), call general meetings. Only those matters set forth in the notice of the general meeting or properly the subject of a Special Meeting Request may be considered or acted upon at a general meeting.

A Special Meeting Request is a requisition of CRML Shareholders holding at the date of deposit of the requisition not less than 30% of the voting power of the issued CRML Shares which as at that date carry the right to vote in respect of the matter for which the meeting is requested.

At least seven clear days’ notice shall be given of any general meeting. Every notice shall specify the place, the day and the hour of the meeting and the general nature of the business to be conducted.

No business shall be transacted at any general meeting unless a quorum is present. A quorum for a general meeting is one-third of the voting power of the CRML Shares entitled to vote at such meeting, present in person or by proxy or if a corporation or other non-natural person by its duly authorised representative or proxy, shall be a quorum unless CRML has only one CRML Shareholder entitled to vote at such general meeting in which case the quorum shall be that one CRML Shareholder present in person or by proxy or (in the case of a corporation or other non-natural person) by its duly authorised representative or proxy.

6.14.3	Voting

Subject to any rights or restrictions attached to any CRML Shares on a poll every CRML Shareholder present shall have one vote for every CRML Share held.

A resolution put to the vote of the meeting shall be decided on a poll.

CRML Shareholders can cast votes in person, by proxy or, in the case of a corporation or other non-natural person, by its duly authorised representative or proxy. A CRML Shareholder holding more than one CRML Share need not cast the votes in respect of their CRML Shares in the same way on any resolution.

No person shall be entitled to vote at any general meeting unless they are registered as a CRML Shareholder on the record date for such meeting nor unless all calls or other monies then due and payable by them in respect of CRML Shares have been paid.

CRML Shares that are beneficially owned by CRML (including treasury shares) shall not be voted, directly or indirectly, at any meeting and shall not be counted in determining the total number of outstanding CRML Shares at any given time.

6.14.4	Transfer of CRML Shares

Subject to the terms of the Articles, any CRML Shareholder may transfer all or any of their CRML Shares by an instrument of transfer provided that such transfer complies with the rules and regulations of the applicable Recognised Exchange, the SEC and/or any other competent regulatory authority or otherwise under applicable law. If the CRML Shares in question were issued in conjunction with rights, options or warrants issued pursuant to the Articles on terms that one cannot be transferred without the other, the CRML Directors shall refuse to register the transfer of any such CRML Share without evidence satisfactory to them of the like transfer of rights, options or warrants.

Where CRML’s Shares are listed on a Recognised Exchange, the CRML Shares may be transferred without the need for a written instrument of transfer if the transfer is carried out in accordance with the law, rules, procedures and other requirements applicable to shares listed on the Recognised Exchange.

6.14.5	Redemption, repurchase and surrender

Subject to the provisions of the BC Act, the terms attached to CRML Shares, as specified in the Memorandum and the Articles, may provide for such CRML Shares to be redeemed or to be liable to be redeemed at the option of the CRML Shareholder or CRML on such terms as so specified.

Subject to the provisions of the BC Act, CRML may purchase or otherwise acquire CRML Shares (including any redeemable shares in CRML) in such manner and on such other terms as the CRML Directors may agree with the relevant member.

CRML may make a payment in respect of the redemption, purchase or other acquisition of CRML Shares in any manner permitted by the BC Act. It may also accept the surrender for no consideration of any fully paid share in CRML including, for the avoidance of doubt, a treasury share. Any such surrender shall be in writing and signed by the member holding the relevant share(s).

6.14.6	Treasury share

Subject to the BC Act, the CRML Directors may, prior to the purchase, redemption or surrender of any CRML Share, resolve by resolution of directors that such CRML Share shall be held as a treasury share.

6.14.7	Dividends

Subject to the BC Act, Regulation 36 of the Memorandum and Articles, and except as otherwise provided by the rights attached to any CRML Shares, the CRML Directors may resolve by resolution of directors to pay distributions on CRML Shares on issue and authorise payment of the distributions out of the funds of CRML lawfully available therefor.

A dividend shall be deemed to be an interim dividend unless the terms of the resolution of directors pursuant to which the CRML Directors resolve to pay such dividend specifically state that such dividend shall be a final dividend. No distribution shall be authorised if such distribution would cause CRML or the CRML Directors to be in breach of the BC Act.

The CRML Directors may resolve by resolution of directors that any distribution or redemption be paid wholly or partly by the distribution of specific assets and in particular (but without limitation) by the distribution of shares, debentures, or securities of any other company or in any one or more of such ways and where any difficulty arises in regard to such distribution, the CRML Directors may settle the same as they think expedient and in particular may issue fractional CRML Shares and may fix the value for distribution of such specific assets or any part thereof and may determine that cash payments shall be made to any CRML Shareholders upon the basis of the value so fixed in order to adjust the rights of all CRML Shareholders and may vest any such specific assets in trustees in such manner as may seem expedient to the CRML Directors.

Except as otherwise provided by the rights attached to any CRML Shares, distributions may be paid in any currency. The CRML Directors may determine the basis of conversion for any currency conversions that may be required and how any costs involved are to be met.

6.14.8	Liquidation, dissolution or winding-up

If CRML shall be wound up the liquidator shall apply the assets of CRML in satisfaction of creditors’ claims in such manner and order as such liquidator thinks fit. Subject to the rights attaching to any CRML Shares, each CRML Share will rank pari passu with each other CRML Share in relation to the distribution of surplus assets on a winding up.

Subject to the rights attaching to any CRML Shares and subject to contrary direction by resolution of CRML Shareholders, the liquidator may divide amongst the CRML Shareholders in kind the whole or any part of the assets of CRML (whether such assets shall consist of property of the same kind or not) and may for that purpose value any assets and determine how the division shall be carried out as between the CRML Shareholders or different classes of CRML Shareholders.

6.14.9	Election and removal of CRML Directors

The total number of directors constituting the CRML Board shall be determined from time to time by a resolution of directors. The CRML Directors shall be divided into three classes, being Class I, Class II and Class III, with staggered terms. CRML Directors appointed to succeed those CRML Directors whose terms expire shall be appointed in accordance with Regulation 26 of the Memorandum and Articles for a term of office to expire at the third succeeding annual general meeting after their appointment.

In the interim between annual general meetings or extraordinary general meetings called for the appointment of CRML Directors and the filling of any vacancy in that connection, additional CRML Directors and any vacancies in the CRML Board, including unfilled vacancies resulting from the removal of CRML Directors for cause, may be filled: (a) at any time when EUR beneficially owns more than fifty percent (50%) of the total voting power of the issued CRML Shares, by the vote of a majority of the remaining CRML Directors then in office (notwithstanding that such majority may be less than a quorum required for a resolution of directors); or, by a resolution of CRML Shareholders; or (b) at any time when EUR does not beneficially own more than fifty percent (50%) of the total voting power of the issued CRML Shares, solely by the vote of a majority of the remaining CRML Directors then in office (notwithstanding that such majority may be less than a quorum required for a resolution of directors).

For the avoidance of doubt, any vacancies in the board of Directors, including unfilled vacancies resulting from the removal of Directors for cause and unfilled vacancies resulting from increases or reductions in the number of Directors, may not be filled by a resolution of CRML Shareholders at any time when EUR does not beneficially own more than fifty percent (50%) of the total voting power of the issued CRML Shares.

CRML’s Memorandum and Articles also confer specific board appointment and removal rights on EUR for so long as EUR holds specified ownership thresholds. Broadly, EUR may appoint and remove: a majority of the CRML Board or four CRML Directors, whichever is lower, while it holds at least 50% of the total voting power of issued shares; two directors while it holds at least 25% but less than 50%; and one director while it holds at least 15% but less than 25%.

A CRML Director, in exercising their powers or performing their duties, shall act honestly and in good faith and in what the CRML Director believes to be in the best interests of CRML.

6.14.10	Information rights

The CRML Directors may cause to be prepared and to be laid before CRML in general meeting profit and loss accounts, balance sheets, group accounts (if any) and such other reports and accounts as may be required by law.

The CRML Directors shall determine whether and to what extent and at what times and places and under what conditions or regulations the accounts and books of CRML or any of them shall be open to the inspection of CRML Shareholders (not being Directors) and no CRML Shareholder (not being a Director) shall have any right of inspecting any account or book or document of CRML except as conferred by the BC Act or authorised by the CRML Board or by CRML in general meeting.

6.14.11	Amendment

At any time when EUR does not beneficially own more than 50% of the total voting power of the issued shares, CRML may amend its Memorandum and Articles by a resolution of members passed by a supermajority of not less than two-thirds of the votes of all members entitled to vote on the resolution.

At any time when EUR beneficially owns more than 50% of the total voting power of the issued shares, CRML may amend its Memorandum and Articles by a resolution of members passed by an absolute majority.

CRML may from time to time amend the Memorandum and Articles by a resolution of directors provided always that the CRML Board shall not have the power to amend the Memorandum or the Articles of Association: to restrict the rights or powers of the CRML Shareholders to amend the Memorandum and Articles; to change the percentage of CRML Shareholders required to pass a resolution to amend the Memorandum and Articles; in circumstances where the Memorandum and Articles cannot be amended by the CRML Shareholders; or in circumstances where the BC Act may from time to time provide that the CRML Board shall not have the power to amend the Memorandum and Articles.

Any amendment to Regulation 27 (Appointment and Removal of Directors by European Lithium Limited) of the Articles of Association requires the prior written consent of European Lithium Limited.

6.14.12	Issuance of CRML Shares

Subject to the BC Act and the provisions, if any, in the Memorandum and Articles (and to any direction that may be given by CRML in general meeting) and, where applicable, the rules and regulations of any applicable Recognised Exchange, the SEC and/or any other competent regulatory authority and without prejudice to any rights attached to any existing CRML Shares, the CRML Directors may allot, issue, grant options over or otherwise dispose of CRML Shares (including fractions of a CRML Share) with or without preferred, deferred or other rights or restrictions, whether in regard to distribution, voting, return of investment or otherwise and to such persons, at such times, for such consideration, and on such other terms as they think proper, and may also (subject to the BC Act and the Articles) vary such rights.

A bonus share issued by CRML shall be deemed to have been fully paid for on issue.

CRML may also issue rights, options, warrants, convertible securities or instruments of a similar nature conferring the right to subscribe for, purchase or receive any class of shares or other securities in CRML on such terms as the CRML Directors determine.

6.14.13	No rights or requirements for further capitalisation by CRML Shareholders

The liability of each CRML Shareholder is limited to the amount unpaid on such CRML Shareholder’s CRML Shares.

The Memorandum and Articles do not provide CRML Shareholders with any entitlements to pre-emptive rights.

6.15	Summary of rights relating to Public Warrants

As of the Last Practicable Date, there were 7,660,775 Public Warrants issued and outstanding. The Public Warrants are exercisable for CRML Shares at an exercise price of US$11.50 per share. The Public Warrants will expire five years after the completion of the Business Combination (being 27 February 2029) or earlier upon redemption or liquidation.

CRML has the ability to redeem outstanding Public Warrants at any time prior to their expiration, at a price of US$0.01 per Public Warrant, provided that the last reported sales price of CRML Shares equals or exceeds US$18.00 per share (as adjusted for share splits, share dividends, rights issuances, subdivisions, reorganisations, recapitalisations and the like) on each of 20 trading days within any 30 trading day period commencing after the Public Warrants become exercisable and ending on the third trading day prior to the date on which notice of redemption is given and provided that there is an effective registration statement covering the CRML Shares issuable upon exercise of the Public Warrants, and a current prospectus relating thereto, available throughout the 30-day redemption period or CRML has elected to require the exercise of the Public Warrants on a cashless basis.

6.16	Summary of rights relating to Private Warrants

As of the Last Practicable Date, CRML has issued and outstanding (i) Private Warrants to purchase 1,839,500 CRML Shares with an exercise price of US$7.00 per share (subject to adjustment) and expiring on 7 February 2029, and (ii) Private Warrants to purchase 10,590,000 CRML Shares with an exercise price of US$7.00 per share (subject to adjustment) and expiring on 6 October 2031. Each Private Warrant entitles the holder thereof to purchase one CRML Share at the applicable exercise price of such Private Warrant. CRML believes that the likelihood that Private Warrantholders determine to exercise their Private Warrants is dependent upon the market price of CRML Shares. If the market price for CRML Shares is less than the applicable exercise price of the Private Warrants on a per share basis, CRML believes that holders will be unlikely to exercise any of their Private Warrant. Conversely, CRML believes the holders are more likely to exercise their Private Warrants the higher the price of CRML Shares above the applicable exercise price of such Private Warrants. To the extent the Private Warrants are exercised, additional CRML Shares will be issued, which will result in dilution to the holders of CRML Shares and increase the number of CRML Shares eligible for resale in the public market. Sales of substantial numbers of such CRML Shares in the public market or the fact that such Private Warrants may be exercised could adversely affect the market price of CRML Shares.

6.17	Summary of rights relating to New CRML Warrants

Pursuant to the Security Cancellation Deeds entered into with respect to EUR Performance Rights, CRML has agreed to issue new warrants in replacement of the EUR Class 3 Performance Rights, Class 4 Performance Rights, Class 5 Performance Rights and Class 6 Performance Rights to the EUR Performance Right holders (New CRML Warrant) subject to the Schemes becoming Effective.

Each New CRML Warrant entitles the holder to be issued a fixed number of CRML Shares on satisfaction of the applicable Vesting Condition, without payment of any cash exercise price. The number of CRML Shares the subject of each New CRML Warrant is equal to the number of relevant EUR Performance Rights cancelled under the applicable Security Cancellation Deed multiplied by the Share Scheme Transaction Ratio.

The consideration for the issue of those CRML Shares is the cancellation of the EUR Performance Rights replaced by that New CRML Warrant under the Security Cancellation Deed.

A summary of the key rights attaching to the New CRML Warrants is set out below.

Item	Summary
Form and issuer

The New CRML Warrants are warrants to acquire CRML Shares. Each New CRML Warrant is issued in replacement of, and in consideration for, the cancellation of, the EUR Class 3 Performance Rights, EUR Class 4 Performance Rights, EUR Class 5 Performance Rights or EUR Class 6 Performance Rights (as applicable) held by the holder.

No cash exercise price is payable on vesting.

The CRML Shares issued on vesting of the New CRML Warrants are of the same class as ordinary shares of CRML (being the CRML Shares) listed on NASDAQ.

Vesting and Term

A New CRML Warrant vests automatically, without any action by the holder (the Holder), upon satisfaction of the condition that the 20-day VWAP of CRML Shares on NASDAQ equals or exceeds the applicable U.S. dollar vesting hurdle (the Vesting Condition). The applicable U.S. dollar vesting hurdle (the USD Vesting Hurdle) is calculated by dividing the relevant Australian dollar hurdle below by the Share Scheme Transaction Ratio and converting the result to USD at the Exchange Rate:

	●	for a New CRML Warrant issued in respect of EUR Class 3 Performance Rights, A$0.70 (US$14.00);

	●	for a New CRML Warrant issued in respect of EUR Class 4 Performance Rights, A$0.80 (US$16.00);

	●	for a New CRML Warrant issued in respect of EUR Class 5 Performance Rights, A$0.90 (US$18.00); and

	●	for a New CRML Warrant issued in respect of EUR Class 6 Performance Rights, A$1.00 (US$20.00).

The US$ values set out above have been assumed based on an AUD/USD exchange rate of 0.71/1, being the AUD/USD exchange rate as at the Last Practicable Date.

The Vesting Condition must be satisfied on or before the expiry date (the Expiry Date), being 31 December 2027 for Class 3, 31 December 2028 for Class 4 and Class 5, and 31 December 2029 for Class 6, which mirrors the expiry of the EUR Performance Rights that the New CRML Warrant replaces.

If the Vesting Condition is not satisfied on or before the Expiry Date, the New CRML Warrant automatically lapses and has no further effect.

Item	Summary
Vesting and issuance of CRML Shares

On vesting, the holder is entitled to the number of CRML Shares specified on the face of the New CRML Warrant without paying any exercise price, delivering a notice or taking any further action.

Within 5 Business Days of satisfaction of the Vesting Condition, CRML must give the Holder a written notice confirming satisfaction of the Vesting Condition and specifying the date on which the Vesting Condition was satisfied and the number of CRML Shares to be issued (the Vesting Notice) and issue the CRML Shares, credited as fully paid and non-assessable and free of encumbrances created by or through CRML, and register the holder in its register of members. A holding statement or confirmation advice will then be provided to the holder.

Transferability	Subject to compliance with the applicable laws, a New CRML Warrant is transferable on written notice to CRML (describing the manner and terms of such transfer).

CRML Covenants	CRML shall:

● not amend or modify any provision of its Memorandum and Articles in any manner that would adversely affect the rights of the holder;

● take all such action as may be reasonably necessary in order that CRML may validly and legally issue fully paid and non-assessable CRML Shares, free and clear of any liens, claims, encumbrances and restrictions upon the satisfaction of the Vesting Condition; and

● use its reasonable efforts to obtain all such authorisations, exemptions or consents from any public regulatory body having jurisdiction thereof as may be reasonably necessary to enable CRML to perform its obligations under the New CRML Warrant.

Holder Representations	The holder of a New CRML Warrant will be required to give customary US securities law representations appropriate to that holder’s status, which may include representations that the holder is not a U.S. Person and is acquiring the securities in an offshore transaction for the purposes of Regulation S, or, where applicable, represent that it is an “accredited investor” as defined in Regulation D under the US Securities Act.

Adjustments to the number of CRML Shares	The number of CRML Shares is subject to adjustment on the terms and conditions set out in the New CRML Warrant.

Fractional Shares

No fractional CRML Shares will be issued in connection with the vesting of the New CRML Warrant. If the number of CRML Shares otherwise issuable upon vesting of the New CRML Warrant includes a fraction of a CRML Share, the number of CRML Shares to be issued shall be rounded up to the nearest whole number of CRML Shares.

Any additional CRML Share issued as a result of such rounding will be issued credited as fully paid and will rank equally in all respects with the other CRML Shares issued on vesting of the New CRML Warrant.

Amendment and waiver	The terms of the New CRML Warrants may be amended, or compliance waived, only in writing and signed by CRML and the holder.

Governing Law and Jurisdiction	The New CRML Warrant will be governed by New York law, and disputes shall be submitted to arbitration under the Rules of the American Arbitration Association before a single arbitrator in New York City.

6.18	Summary of rights relating to Restricted Stock Units

Restricted Stock Units, or RSUs, are a type of award granted under the IAP (defined below) and are unfunded and unsecured promises to deliver CRML Shares, cash, other securities or other property, subject to certain performance or time-based restrictions, including, without limitation, continuous employment or service requirements. CRML RSUs granted under the IAP are described in Section 6.21.1 below.

6.19	Summary of rights relating to Performance Vested Stock

A stock option is a type of award granted under the IAP and gives the award holder the right to purchase a certain number of CRML Shares from CRML at a purchase price per CRML Share that is fixed on the grant date of the option, for a specified period of time in the future, subject to certain performance-based and/or time-based (including continuous employment or service) vesting requirements. Stock options granted under the IAP are described in Section 6.21.1 below.

6.20	Recent CRML Share price history

The trading price of CRML Shares on the NASDAQ for 12 months prior to the Last Practicable Date are set out in the chart below:

The 12 month range of the trading price of CRML Shares on the NASDAQ prior to the Last Practicable Date is set out below:

Date	High (US$)	Low (US$)
14 October 2025	32.15	24.75
12 August 2025	5.10	4.74

The closing price of CRML Shares on NASDAQ before announcement of the Schemes on 27 April 2026 (in the U.S.) was US$11.51.

6.21	CRML’s equity incentives

6.21.1	Incentive Award Plan

(a)	(Overview): CRML maintains the ‘Critical Metals Corp. 2024 Incentive Award Plan’ (amended and restated as of 30 October 2025) (IAP). The IAP permits the grant of Incentive Stock Options, Nonqualified Stock Options, Stock Appreciation Rights, Restricted Stock, Restricted Stock Units, Other Stock-Based Awards, Other Cash-Based Awards, Dividend Equivalents, and Performance Compensation Awards (Awards).

(b)	(Purpose): The purpose of the IAP is to provide a means through which CRML and its affiliates may attract and retain key personnel and to provide a means whereby certain directors, officers, employees, consultants and advisers of CRML and its affiliates can acquire and maintain an equity interest in CRML, or be paid incentive compensation, which may be measured by reference to the value of CRML Shares, thereby strengthening their commitment to the welfare of CRML and its affiliates and aligning their interests with those of CRML Shareholders.

(c)	(Eligibility): Eligible persons include employees, directors, consultants or advisers to CRML or its affiliates, and prospective personnel who entered into Award agreements or who have received the committee’s written notification that they have been selected to participate.

(d)	(Administration; Available CRML Shares): The administrator of the IAP has authority to, among other things, determine the participants, the type of Awards granted to participants and the number of Shares to be covered by such Awards, and the terms and conditions of the Awards (including the vesting conditions and the acceleration of vesting or exercisability of the Award). The administrator also has the authority to interpret and administer the IAP; establish, amend, suspend or waive any rules or regulations and appoint such agents it deems appropriate for the proper administration of the IAP; and to make any other determination and take any other action it deems necessary or desirable for the administration of the IAP. CRML Shares delivered by CRML in settlement of Awards may be authorised and unissued Shares, Shares held in the treasury of CRML, CRML Shares purchased on the open market or by private purchase, or a combination of the foregoing.

Subject to adjustment, the maximum number of CRML Shares that may be delivered in satisfaction of Awards under the IAP is 21,171,001 CRML Shares. Such maximum number of CRML Shares will automatically increase on 30 June of each year, for a period of nine years commencing on 30 June 2026, and ending on (and including) 30 June 2034 or the earlier termination of the IAP, in an amount equal to 3% of the total number of CRML Shares outstanding on 29 June of the current year.

(e)	(Outstanding Awards): Since the adoption of the IAP, CRML has granted two types of awards: CRML RSUs and Stock Options. CRML RSUs are unfunded and unsecured promises to deliver CRML Shares, cash, other securities or other property, subject to certain performance or time-based restrictions, including, without limitation, continuous employment or service requirements. Stock Options give the award holder the right to purchase a certain number of CRML Shares from CRML at a purchase price per CRML Share that is fixed on the grant date of the option, for a specified period of time in the future, subject to certain performance or time-based vesting requirements, including, without limitation, continuous employment or service requirements.

Employees and Directors hold CRML RSUs. These CRML RSUs vest based on continued service (one-third annually from the date of grant for employees, and in full on the first anniversary of the date of grant for Directors), subject to the award holders continued service through such dates. If the award holder experiences a termination of employment or service with CRML or its subsidiaries, all CRML RSUs that have not become vested on or prior to the date of such termination will thereupon be automatically forfeited by the participant without payment of any consideration therefor. However, if the award holder’s employment or service is terminated by CRML without cause, then, subject to the award holder’s execution and non-revocation of a release of claims in a form provided by CRML, all CRML RSUs shall accelerate and become vested upon the date of such termination or at the time of the award holder’s execution of a release of claims (as specified in the applicable award agreement). CRML must deliver (as soon as administratively practicable following the vesting of any CRML RSUs but in no event later than 30 days after such vesting date) to the participant a number of CRML Shares equal to the number of CRML RSUs subject to the Award that vest on the applicable vesting date.

Employees and consultants hold CRML PSUs that have an exercise price of US$12.88 per CRML PSU and vest based on the achievement of CRML Share price hurdles (US$16.25, US$20.31 and US$25.39, respectively), which must be sustained over 20 trading days based on the VWAP of CRML Shares during such period, subject to the award holder’s continued employment. If the award holder experiences a termination of employment or service with CRML or its subsidiaries, all CRML PSUs that are not vested at the time of such termination, and, in the event of a termination for cause, all vested CRML PSUs, will, in each case, be automatically forfeited by the participant without payment of any consideration therefor. In the event of a termination other than for cause, CRML PSUs that are vested at the time of termination will remain exercisable for one year, if such termination is due to the award holder’s death or disability, or ninety days, if such termination is for any other reason; provided that no CRML PSUs may be exercised ten or more years (being 30 October 2035) from the date of grant.

6.21.1	Employee Stock Purchase Plan

CRML maintains the ‘Critical Metals Corp. 2024 Employee Stock Purchase Plan’ (ESPP), pursuant to which certain employees of CRML and specified subsidiaries may elect to purchase CRML Shares through payroll deductions at a specified discount and on a specified date. CRML has not opened any offerings under the ESPP.

As at the Last Practicable Date, CRML’s outstanding CRML RSUs and CRML PSUs on issue are as detailed below:

Description	CRML RSUs on issue	CRML PSUs on issue
Employee	1,095,000	1,800,000
Director	4,970,000	5,850,000
Total	6,065,000	7,650,000

6.22	CRML interests in EUR Securities

CRML does not own or have an interest (either directly or indirectly) in any EUR Securities.

6.23	CRML Directors’ interests in EUR Securities

The interests of the Common Directors in EUR Securities is set out in Section 10.1(b).

No CRML Director has any interest (either directly or indirectly) in any EUR Securities other than as set out in Section 10.1(b).

6.24	Comparison of relevant Australian, U.S. and BVI corporate laws and reporting obligations

Comparison of relevant Australian, U.S. and BVI corporate laws

EUR is incorporated in Western Australia, Australia. CRML is incorporated in the British Virgin Islands and is listed on the NASDAQ in the United States. CRML is a UK tax resident company.

EUR is governed primarily by the Corporations Act, the ASX Listing Rules and its Constitution. CRML is governed primarily by the BC Act, the rules of the SEC, the NASDAQ Listing Rules and CRML’s Articles of Association.

Some of the differences between Australian and BVI corporate laws could be viewed as advantageous to EUR Shareholders and EUR Optionholders, while others could be viewed as disadvantageous. EUR Securityholders should also have regard to the matters set out in Section 6.14 of this Scheme Booklet regarding the rights that will continue to apply to them as holders of New CRML Shares.

The comparison below is provided in summary form and is not an exhaustive statement of all relevant laws, rules and regulations. It is intended as a general guide only. It should be read in conjunction with the disclosures in other Sections of the Scheme Booklet. EUR Securityholders should consult with their own legal advisers if they have any queries.

ITEM	AUSTRALIAN POSITION	BVI POSITION
Dealings with Shares

Share capital	Australian law does not contain any concept of authorised capital or par value per share. The number and issue price of shares is set by the EUR Board collectively at the time of each issue.

BVI law, as applicable to CRML, does not contain any concept of authorised capital but does contain a concept of authorised shares and par value. The Articles of Association authorise CRML to issue a maximum of 500,000,000 shares with a par value of US$0.001 each, divided into two classes:

1.     450,000,000 CRML Shares; and

2.     50,000,000 CRML Preference Shares.

The number of authorised shares may be increased by an amendment to the Articles of Association, which may be approved either by a resolution of CRML Shareholders (requiring an absolute majority while EUR beneficially owns more than 50% of the voting power of the issued CRML Shares, or a supermajority at any other time) or, subject to certain limitations.

Under the Articles of Association, the directors may issue CRML Preference Shares (as defined in the Articles of Association) in one or more series with such voting powers, designations, preferences and other special rights as the directors determine without any approval of the CRML Shareholders. This provides the CRML Board with a “blank cheque” power that is materially broader than the share issue powers of a typical ASX listed company.

Share buy-backs

Under the Corporations Act, a company may buy back its shares. The procedure required depends on the type of buy-back (such as equal access, on-market, employee share scheme and selective) and the quantity of shares the subject of the buy-back. Shareholder approval is required for certain types of buy-back (including selective buy-backs).

Under the Corporations Act, share buy-backs must not materially prejudice the company’s ability to pay its creditors.

Under the Articles of Association (and subject to the BC Act), CRML may purchase, redeem or otherwise acquire its own Shares (including any redeemable shares) in such manner and on such terms as the CRML Directors may agree with the relevant CRML Shareholders. Sections 60, 61 and 62 of the BC Act, which would otherwise impose procedural requirements for share buy-backs (including pro rata offers to all shareholders, or specific director resolutions and shareholder consent for selective buy-backs, together with a right for shareholders to apply to court to restrain a selective purchase), are expressly disapplied in respect of CRML. Any purchase, redemption or acquisition by CRML of its own shares is treated as a distribution under the BC Act, and the CRML Directors must be satisfied, on reasonable grounds, that CRML will, immediately after the purchase, redemption or acquisition, be able to pay its debts as they fall due and that its assets will exceed its liabilities.

Subject to the BC Act, CRML may hold any purchased Shares as treasury shares. Buy-backs do not generally require shareholder approval.

ITEM	AUSTRALIAN POSITION	BVI POSITION
Issue of new shares

The EUR Board is generally free to authorise the issue of additional securities, subject to the ASX Listing Rules and the Corporations Act.

ASX Listing Rule 7.1 prohibits an entity from issuing or agreeing to issue equity securities in any 12 month period if the issue would exceed 15% of the entity’s fully paid ordinary securities, unless it obtains shareholder approval or an exception applies (such as a pro rata rights issue or a placement by an eligible entity under Listing Rule 7.1A of up to a further 10%).

There are also restrictions under the Corporations Act and the ASX Listing Rules with respect to issuance of securities under certain circumstances, such as to related parties including to directors, unless an exception applies.

Under the Articles, the CRML Directors may allot, issue, grant options over or otherwise dispose of CRML Shares (including fractions) with or without preferred, deferred or other rights or restrictions, whether as to distributions, voting, return of investment or otherwise.

The directors may allot Shares to such persons, at such times, for such consideration and on such terms as they think proper, in each case subject to the BC Act, the Articles, any direction given by resolution of CRML Shareholders and the applicable rules of Nasdaq and the SEC. There is no BVI statutory equivalent to ASX Listing Rule 7.1.

Subject to certain limited exceptions, following implementation of the Schemes the issue of New CRML Shares will not require shareholder approval, except as required by the Nasdaq Listing Rules (which impose shareholder approval requirements for certain issuances of 20% or more of outstanding shares, certain issuances to insiders, and certain change of control transactions).

Variation of class rights

The rights and privileges attached to any class of EUR Shares may, in accordance with the Constitution and the Corporations Act, be varied with the written consent of the holders of three quarters of the issued shares of that class, or by special resolution (75% majority) passed at a separate meeting of the holders of the relevant class.

The Corporations Act provides that shareholders with at least 10% of the votes in the affected class may apply to the court, within a limited time frame, to have the variation, cancellation or modification set aside.

Variations of the rights attaching to a class of CRML Shares will require an amendment to the Articles, which sets out the designations, preferences and rights attaching to each class of CRML Shares.

Under the Articles of Association:

●     for so long as EUR beneficially owns more than 50% of the voting power of the issued CRML Shares, amendments may be made by a resolution of CRML Shareholders passed by an absolute majority (i.e. a simple majority of the votes of all CRML Shareholders entitled to vote, not just those voting); and

●     at any time when EUR does not beneficially own more than 50%, amendments require a resolution of CRML Shareholders passed by a supermajority (i.e. not less than two-thirds of all votes entitled to vote).

Following implementation of the Schemes, EUR will be acquired by CRML and will become a wholly owned subsidiary of CRML, holding less than 50% of the voting power of the issued CRML Shares.

Accordingly, any amendment of the Articles of Association by a resolution of CRML Shareholders will require a supermajority; the CRML Board will separately retain the ability to amend the Memorandum or Articles of Association by a resolution of directors, without requiring CRML Shareholder approval, subject to certain limitations.

ITEM	AUSTRALIAN POSITION	BVI POSITION
Payment of dividends

The Corporations Act provides that a company must not pay a dividend unless:

●     the company’s assets exceed its liabilities immediately before the dividend is declared and the excess is sufficient for the payment of the dividend;

●     the payment of the dividend is fair and reasonable to the company’s shareholders as a whole; and

●     the payment of the dividend does not materially prejudice the company’s ability to pay its creditors.

Under the Constitution, the EUR Board may from time to time decide to pay a dividend and may rescind a decision before the payment date if the company’s financial position no longer justifies the payment.

Under the BC Act, CRML may not lawfully make a distribution (which includes the payment of a dividend) unless the CRML Directors are satisfied, on reasonable grounds, that immediately after the distribution:

●     the value of CRML’s assets will exceed its liabilities; and

●     CRML will be able to pay its debts as they fall due.

Under the Articles of Association, the CRML Directors may, subject to the BC Act, resolve to pay dividends or other distributions on Shares in issue out of the funds of CRML lawfully available, and a dividend is deemed to be an interim dividend unless the CRML Directors’ resolution specifically states that it is a final dividend.

Transfer of shares

EUR Shares are generally freely transferable, subject to the ASX Listing Rules and the Corporations Act.

The EUR Board may refuse to register a transfer of EUR Shares only if that refusal is permitted or required by the ASX Listing Rules or the ASX Settlement Operating Rules.

The Constitution also enables EUR to sell EUR Shares held by a Shareholder whose holding is less than a Marketable Parcel (as defined in the ASX Listing Rules), subject to the procedural requirements set out in the Constitution.

CRML Shares are generally freely transferable, subject to the BC Act and the Articles of Association. Where CRML Shares are listed on NASDAQ, transfers may also be subject to restrictions imposed by US federal or state securities laws.

Under the Articles of Association, any CRML Shareholder may transfer all or any of their CRML Shares by an instrument of transfer, save that where CRML Shares are listed on a Recognised Exchange (Nasdaq), the BC Act permits the transfer to be made without a written instrument if it is carried out in accordance with the rules of that Recognised Exchange.

Directors and governance

Number and nomination of directors

Number. As a public company in Australia, EUR must have no fewer than three directors under the Corporations Act, at least two of whom must ordinarily reside in Australia. A public company in Australia must also have at least one company secretary ordinarily resident in Australia. Under the Constitution, EUR must have at least three and not more than nine directors.

Nomination. Under the ASX Listing Rules, EUR must accept nominations for the election of directors up to 35 Business Days (or 30 Business Days in the case of a meeting requested by shareholders) before the date of a general meeting at which directors may be elected unless the Constitution provides otherwise.

Under the Constitution, except in the case of a director seeking re-election, a person is only eligible for election to the office of director at any general meeting unless at least 30 Business Days before the meeting, a notice in writing is left at EUR’s registered office signifying his or her candidature for the office.

Number. Pursuant to the Articles of Association, the total number of directors is determined from time to time by resolution of directors. There is no minimum or maximum number specified in the Articles of Association (other than as required by the BC Act, which requires a minimum of one director).

Classified board. The CRML Directors are divided into three classes (Class I, Class II and Class III) of as nearly equal size as possible. Each class is appointed for a term of three years, with the terms staggered such that only approximately one-third of the Board stands for election at each annual general meeting.

ITEM	AUSTRALIAN POSITION	BVI POSITION

EUR appointment rights. Under the Articles of Association, while EUR holds the EUR Top Ownership Threshold (≥50%), EUR is entitled to appoint the lower of a majority of the Directors and four directors; while EUR holds the EUR Middle Ownership Threshold (≥25%, <50%), EUR is entitled to appoint two directors; while EUR holds the EUR Low Ownership Threshold (≥15%, <25%), EUR is entitled to appoint one director. Following implementation of the Schemes, EUR will become a wholly-owned subsidiary of CRML but will continue to hold CRML Shares directly. The CRML Board proposes to amend the Articles of Association to suspend the rights attaching to CRML Shares held through a wholly-owned subsidiary of CRML and ultimately to convert those shares (with the consent of EUR) into a new series of CRML Preference Shares that will carry no right to vote, no entitlement to dividends or other distributions, and will entitle the holder only to an amount equal to the aggregate par value of such shares on a winding up of CRML.

Nomination. Nominations by CRML Shareholders must be made in accordance with extensive advance notice procedures, including a window of not less than 120 and not more than 150 days prior to the anniversary of the prior year’s annual general meeting and must be accompanied by detailed disclosures regarding the nominee, the nominating CRML Shareholder and any associated persons.

Removal of directors	A Director may only be removed by resolution at a meeting of shareholders. Under the Corporations Act, a notice of intention to move the resolution must be given to the company at least two months before the meeting is held. If the Company calls a meeting after the notice of intention is given, the meeting may pass the resolution even though the meeting is held less than two months after the notice of intention is given. The director is entitled to put their case to shareholders before the resolution is put.

Under the Articles of Association:

●     at any time when EUR does not beneficially own more than 50% of the voting power of the issued CRML Shares (which will be the position following implementation of the Schemes), a director may be removed by CRML Shareholders only for “cause” and only by a resolution of CRML Shareholders passed by a supermajority (66⅔% of all votes entitled to vote, including absent and abstaining CRML Shareholders); and

●     at any time when EUR beneficially owns more than 50%, any director may be removed by resolution of CRML Shareholders passed by an absolute majority.

“Cause” is defined narrowly and is limited to:

●     conviction of an arrestable offence (no longer subject to direct appeal);

●     wilful misconduct in the performance of the director’s duties to CRML, as determined by a majority of directors then in office or by a court of competent jurisdiction; or

●     mental incompetency adjudicated by a court of competent jurisdiction. The Board itself may also remove a director for Cause by resolution of directors passed by all directors other than the director who is the subject of the resolution.

ITEM	AUSTRALIAN POSITION	BVI POSITION

This removal regime does not apply to Directors appointed by EUR pursuant to Regulation 27, who may instead be removed by EUR at any time, without cause, for so long as EUR holds the relevant EUR Ownership Threshold under which that Director was appointed.

This is materially more restrictive than the Australian position. The combination of the classified board, the “Cause” requirement and the supermajority threshold makes the removal of a CRML Director by CRML Shareholders other than EUR materially more difficult than the removal of an EUR Director under the Corporations Act.

Casual vacancies	The EUR Board may appoint a person to be a director to fill a casual vacancy, but any director so appointed holds office only until the next following annual general meeting, at which point they may stand for re-election and will not be taken into account in deciding the rotation requirements of directors at that meeting.

Under the Articles of Association, additional director positions and vacancies (other than vacancies among directors appointed by EUR under Regulation 27 of the Articles, which are filled by EUR exercising its own appointment rights) may be filled:

●     where EUR beneficially owns more than 50% of the voting power of the issued CRML Shares, either by a majority of the remaining directors or by a resolution of CRML Shareholders; and

●     at any other time, solely by a majority of the remaining CRML Directors, with a resolution of CRML Shareholders unavailable for this purpose.

There is no equivalent requirement that a director appointed to fill a casual vacancy must stand for election at the next annual general meeting; the director will instead serve out the remaining term of the director whose departure created the vacancy.

Rotation of directors

Under the ASX Listing Rules:

●     a director must not hold office (without re-election) past the third annual general meeting following the director’s appointment, or 3 years, whichever is longer;

●     an entity must hold an election of directors at each annual general meeting (even if none of the directors have exceeded the time limit above); and

●     directors appointed to fill casual vacancies must not hold office (without re-election) past the next annual general meeting.

The Constitution also provides for the above, and further provides that at each annual general meeting, approximately one-third of directors retire and may stand for re-election.

The CRML classified board structure (Class I, II and III, each serving terms expiring at the third annual general meeting following their appointment) means that approximately one third of the Board stands for election at each annual general meeting.

Unlike the Constitution, the Articles of Association do not provide for an equivalent automatic ’spill’ mechanism requiring the entire Board to stand for re-election at a single meeting. Because of the classified board structure, only the class of directors whose term is expiring ordinarily stands for election at a given annual general meeting.

CRML Shareholders may nonetheless propose to remove and replace multiple or all sitting directors at a single meeting using the general nomination, removal and appointment provisions of the Articles of Association, but (while EUR does not beneficially own more than 50% of the voting power of the issued CRML Shares) any such removal requires Cause and a supermajority vote, which is a materially higher threshold than that applicable to an Australian board spill resolution.

ITEM	AUSTRALIAN POSITION	BVI POSITION
Remuneration of directors

Under the ASX Listing Rules and the Constitution, the maximum aggregate amount of fees paid to non-executive directors for their services as directors (other than the salary to an executive director) may not be increased without shareholder approval.

Under the Corporations Act, shareholders of a listed company also have a non-binding advisory vote on the remuneration report at each annual general meeting. The remuneration report is included in the directors’ report and is required to contain a discussion of the board’s policy in relation to remuneration of key management personnel.

If 25% or more of the votes cast are against the passing of the resolution for two annual general meetings in a row, the Company must put forward a resolution to spill the board of directors. If the spill resolution is passed, then all directors must stand for re-election at a general meeting to be held within 90 days of the spill resolution being passed.

Under the Articles of Association, the remuneration of CRML Directors is determined by the CRML Directors (or a committee of the Board). There is no statutory cap on the aggregate fees payable to non-executive directors. The Nasdaq Listing Rules require that compensation for executive officers be determined or recommended to the Board by a compensation committee comprised of independent directors.

Retirement benefits

There are certain restrictions in relation to retirement and termination benefits to directors and other officers under the Corporations Act and the ASX Listing Rules.

The Corporations Act requires shareholder approval before EUR may give a benefit to a person in connection with their retirement from a managerial or executive office in EUR where the total value of the benefits exceeds the applicable statutory threshold.

That threshold is broadly equivalent to one year of the person’s average annual base salary over the preceding three years of service. The definition of “benefit” is broad and captures cash payments, the issue or transfer of property and the early vesting or accelerated payout of equity based remuneration.

The ASX Listing Rules separately restrict the payment of termination benefits to officers without shareholder approval where the value of those benefits, when aggregated with other termination benefits, would exceed 5% of the equity interests in the entity.

Certain limited exceptions apply, including for genuine payments by way of damages for breach of contract and benefits paid under an employment contract approved by shareholders at or before the commencement of the employment.

Neither the BC Act nor the Articles imposes any equivalent restriction on the payment of retirement or termination benefits to directors or officers, and no shareholder approval is required for the payment of any such benefit.

ITEM	AUSTRALIAN POSITION	BVI POSITION
Indemnification of directors and officers

Under the Corporations Act, a company is prohibited from exempting an officer or auditor of the company or of a related body corporate from a liability incurred as an officer or auditor of the company.

A company must not indemnify an officer or auditor against the following:

●       liabilities that are owed to the company or a related body corporate;

●       liabilities for a pecuniary penalty order or compensation order under the Corporations Act; or

●       liabilities owed to a person other than the company, where the relevant conduct was not in good faith.

Under the Corporations Act, a company must not indemnify an officer or auditor against legal costs incurred in defending or resisting proceedings in certain circumstances such as where such officer or auditor incurs a liability as set out above or is found guilty in criminal proceedings or the court grants ASIC or a liquidator a compensation or penalty order against the officer.

Under the Corporations Act, a company must not pay, or agree to pay, premiums for a contract insuring an officer or auditor against liability (other than for legal costs) arising out of conduct involving a wilful breach of duty in relation to the company or improper use of position or information.

Indemnification of officers (and the payment of D&O insurance premiums) is permitted to the extent the relevant liability arose from conduct in good faith and does not involve a wilful breach of duty or misuse of position or information. Indemnification is not available for liabilities owed to the company itself, statutory pecuniary penalties, or the costs of unsuccessful defences.

The Constitution provides for indemnification consistent with these limitations.

Under the Articles of Association, every director and officer of CRML (excluding Auditors), together with every former director and officer, is indemnified out of the assets of CRML to the fullest extent permissible under the BC Act and BVI law against any liability incurred as a result of any act or failure to act in carrying out their functions, except for liability arising from their own actual fraud or wilful default.

CRML is also required to advance reasonable legal costs and expenses to indemnified persons, subject to the indemnified person providing an undertaking to repay the amount advanced if it is ultimately determined that they were not entitled to be indemnified.

This is materially broader than the Australian position, particularly in that it may extend to indemnification for negligence and certain breaches of duty owed to CRML (subject only to the fraud/wilful default carve out).

Directors’ duties and corporate opportunities	Under Australian law, directors have a range of statutory and fiduciary duties, including:	Similar to the Australian position, under BVI law, directors have a range of statutory and fiduciary duties, including:

●	the duty to act in good faith in the best interests of the company;	●	the duty to act honestly and in good faith in the best interests of the company;

●	the duty to act for a proper purpose;	●	the duty to exercise powers for a proper purpose;

●	the duty to exercise care and diligence;	●	the duty to exercise the care, diligence and skill of a reasonable director in the circumstances; and

●	the duty to avoid conflicts of interest; and	●	the duty to disclose any interest in a company transaction.

●	the duty not to misuse position or information.

A director who takes a corporate opportunity belonging to the company without authorisation may be liable to account for any profit and may be in breach of fiduciary duty.

ITEM	AUSTRALIAN POSITION	BVI POSITION

The Articles of Association contain a “corporate opportunities” waiver by which CRML, to the fullest extent permitted by applicable law, renounces any interest or expectancy in business opportunities presented to certain “Specified Parties” (being non-employee directors, EUR and any EUR Director). These Specified Parties may pursue Other Investments (including those that compete with CRML or its subsidiaries) and have no duty to communicate or offer those opportunities to CRML. This waiver does not apply, however, where a business opportunity is expressly offered to a Specified Party in writing solely in their capacity as a CRML Director and not in any other capacity. In that circumstance, the ordinary duty to offer the opportunity to CRML is preserved. The waiver is limited to business opportunities in this manner and does not otherwise affect a director’s general statutory and fiduciary duties.

There is no Australian law equivalent of such a sweeping waiver. EUR Securityholders should consider this provision carefully in conjunction with the related party transaction analysis below.

Related party transactions

The Corporations Act prohibits EUR, as a public company, from giving a financial benefit to a related party unless one of the exceptions applies or EUR obtains shareholder approval in accordance with the Corporations Act.

Certain transactions with related parties (including any director) are also subject to approval by shareholders under the ASX Listing Rules unless an exception applies, including the issue of securities to a related party and the acquisition or disposal of a substantial asset from or to a related party.

Directors are also subject to common law and statutory duties to avoid actual or potential conflicts of interest and must comply with the material personal interest provisions under the Corporations Act, and declarations of material personal interests under the ASX Listing Rules.

Related parties include directors, their spouses and children, controlled entities and (subject to certain controls) entities that control the company.

The Constitution gives effect to these requirements.

The BC Act does not contain provisions equivalent to those contained in the Corporations Act or ASX Listing Rules as to related party transactions.

Under the Articles of Association, a director may contract with CRML (whether as vendor, purchaser or otherwise) and is not liable to account for any profit arising from such contract by reason of their office, provided that they disclose their interest before the contract is considered. A director may vote on a contract in which they are interested provided that the nature of their interest is disclosed in advance.

The Nasdaq Listing Rules require that all related party transactions undergo appropriate review and oversight by the Audit Committee or another independent body of the Board. SEC rules require disclosure of related party transactions in CRML’s periodic reports filed with the SEC. However, neither Nasdaq nor the SEC imposes a shareholder approval requirement equivalent to the Corporations Act or ASX Listing Rules.

Major asset disposals

Under Australian law, the disposal by EUR of its main undertaking would generally not require shareholder approval as a matter of the Corporations Act but would require shareholder approval under the ASX Listing Rules.

The Constitution gives effect to this requirement and prohibits the payment of any commission or fee to directors or any liquidator in connection with such a sale or disposition without prior shareholder ratification.

Under section 175 of the BC Act, and subject to the Articles of Association, the disposal by a BVI company of more than 50% in value of its assets outside the ordinary course of business would generally require approval by a resolution of members. However, section 175 of the BC Act is expressly disapplied under the Articles. Accordingly, the CRML Board may approve major asset disposals (other than asset disposals constituting a “merger” or “consolidation” under the BC Act, which require approval under the BC Act) without seeking the approval of CRML Shareholders.

ITEM	AUSTRALIAN POSITION	BVI POSITION
Continuous Disclosure

Subject to certain limited exceptions, the ASX Listing Rules and the Corporations Act require an ASX listed entity to immediately disclose to ASX any information that a reasonable person would expect to have a material effect on the price or value of its securities once the entity becomes aware of the information.

There are exceptions in the Listing Rules which apply where:

●       a reasonable person would not expect the information to be disclosed;

●       the information is confidential and ASX has not formed the view that it has ceased to be confidential; and

●       one or more of the carveouts (such as incomplete proposal, internal management matter or trade secret) applies.

As a non-Australian FPI listed on Nasdaq, CRML will be subject to the periodic and event-driven reporting requirements applicable to FPIs under the Exchange Act and the Nasdaq Listing Rules. CRML’s principal reporting obligations include filing an annual report on Form 20-F within four months of its fiscal year end, and filing reports on Form 6-K to furnish information that is

1.       made or required to be made public under the laws of its home jurisdiction (BVI);

2.       filed or required to be filed with a stock exchange and made public by that exchange; or

3.       distributed or required to be distributed to its securityholders.

EUR Securityholders should be aware that the FPI continuous disclosure regime is generally less prescriptive than the ASX continuous disclosure regime and may result in slower or less granular disclosure of material information than they are accustomed to receiving from EUR.

Insider Trading	Under the Corporations Act, it is an offence for any person who possesses inside information relating to a company or a financial product (including ASX listed securities) to deal in those financial products or procure another person to deal in them, or to communicate the inside information to another person where the first person knows or ought reasonably to know that the second person would or would be likely to deal in the financial products.

US federal securities laws generally prohibit any person from purchasing or selling a security on the basis of material non public information about the security or its issuer. The Nasdaq Listing Rules require listed companies to adopt and disseminate an insider trading policy.

Substantively, the US and Australian regimes prohibit similar conduct, although certain procedural and enforcement features differ.

Shareholders’ Meetings

Notice of meetings

Under the Corporations Act, an ASX listed entity must give at least 28 days’ notice of a meeting of members. The Constitution gives effect to this requirement.

A notice of meeting may generally be given electronically unless shareholders have elected to receive documents from EUR in physical form.

Under the Articles of Association, at least seven clear days’ notice must be given of any general meeting (or such other period as may be required by Nasdaq or applicable US securities laws), save that a general meeting is deemed to have been duly convened notwithstanding non-compliance with this notice requirement if so agreed:

1.       in the case of an annual general meeting, by all CRML Shareholders entitled to attend and vote; or

2.       in the case of an extraordinary general meeting, by a majority in number of CRML Shareholders entitled to attend and vote, together holding not less than 95% in par value (or otherwise by number) of the Shares giving that right.

This is materially shorter than the Australian notice requirement.

ITEM	AUSTRALIAN POSITION	BVI POSITION
Shareholder meetings and requisitioned meetings

An annual general meeting is required to be held at least once in each calendar year, and within five months after the end of an entity’s financial year. Australian entities may hold in person or hybrid meetings, and if a company’s constitution provides for it, wholly virtual meetings.

Hybrid meetings are meetings that use virtual technology to facilitate the meeting but also have one or more physical place at which the meeting is held. This means members can choose to attend in person or participate remotely using virtual technology.

The Constitution currently provides that wholly virtual meetings may be held.

A general meeting of EUR Shareholders may be called in the following circumstances:

●       by the EUR Board or individual EUR directors from time to time;

●       when requested to do so in writing by an EUR Shareholder or EUR Shareholders holding at least 5% of the votes that may be cast at a meeting, EUR must call a general meeting within 21 days after the request is given to EUR and the meeting must be held not later than 2 months after the request is given; or

●       EUR Shareholders holding at least 5% of the votes that may be cast at a meeting may themselves call and arrange to hold a general meeting at their own expense.

Under the Articles of Association, CRML is not obliged to hold an annual general meeting each year, unless required to do so by applicable law, rule or regulation.

The Articles of Association permit meetings to be held at a physical place, a virtual place, or both, with a person attending by virtual attendance, or participating by conference telephone or other communications equipment, treated as present in person. This permits CRML to hold hybrid or wholly virtual general meetings.

A general meeting of CRML Shareholders may be called in the following circumstances:

▪       by the CRML Directors by resolution of directors, or by the chairperson of the CRML Board acting alone; or

▪       when requested to do so in writing by CRML Shareholders holding at least 30% of the voting power of the issued CRML Shares entitled to vote on the matter for which the meeting is requested (a Special Meeting Request), in which case the CRML Directors must convene the meeting within 60 days of the request, and the meeting must be held no later than 90 days after the request.

The above-mentioned 30% threshold is materially higher than the Australian 5% threshold. Unlike the Australian position, CRML Shareholders holding the requisite percent have no right to call and hold the meeting themselves. The Special Meeting Request must instead be satisfied by the CRML Directors convening the meeting. The requisition must comply with the detailed procedural requirements set out in the Articles of Association, including extensive disclosure obligations.

A Special Meeting Request will also not be valid, and CRML will not call the requested meeting, if (among other things):

1.       the request relates to a subject that is not a proper subject for CRML Shareholders action or otherwise involves a violation of applicable law;

2.       the business is the same or substantially similar to business presented at a meeting of CRML Shareholders within the prior 90 days (other than matters relating to the election or removal of Directors, which are not treated as the same or substantially similar to the election of Directors at the immediately preceding annual general meeting);

3.       the request is delivered during the period commencing 90 days prior to the anniversary of the immediately preceding annual general meeting and ending on the date of the next annual general meeting; or

4.       the request does not otherwise comply with the procedural requirements set out in the Articles of Association.

ITEM	AUSTRALIAN POSITION	BVI POSITION
Quorum	In accordance with the Constitution, no business shall be transacted at any general meeting unless there is a quorum of two members present in person, by proxy, attorney or corporate representative.	The holders of Shares carrying not less than one third of the voting power of the Shares entitled to vote at the meeting. For ordinary holders of CRML Shares, this is materially higher than the Australian position.

Resolutions

A resolution at a general meeting is to be passed if a majority of votes cast by those present and voting (including by proxy, attorney or corporate representative), unless otherwise provided for in the Corporations Act or the Constitution.

A resolution put to the vote at a members’ meeting must be decided on a show of hands unless a poll is demanded in accordance with the Constitution.

A shareholder is not entitled to vote on a resolution at a general meeting if they are prevented from doing so by the Corporations Act, the ASX Listing Rules or the Constitution.

A resolution of CRML Shareholders (used in most circumstances) is passed by a simple majority of votes of CRML Shareholders entitled to vote and actually voting on the resolution (i.e. abstentions and non voting CRML Shareholders are not counted). However, certain matters require an “absolute majority” (a majority of all votes entitled to vote on the resolution, with absent or abstaining CRML Shareholders counted against the resolution) or a “supermajority” (66⅔% of all votes entitled to vote).

Special resolutions

The Corporations Act requires certain matters to be passed by a “special resolution”, meaning it must be passed by at least 75% of votes cast by shareholders entitled to vote.

These matters include:

●       changing the company’s name;

●       changing the company’s type;

●       modifying or repealing the company’s constitution;

●       selectively reducing capital;

●       selectively buying back shares; and

●       voluntarily winding up the company.

The BC Act contains no concept of ‘special resolutions’ in the Australian sense. Different majority requirements apply to different actions under the Articles, including the ‘supermajority’ (66⅔% of votes entitled to vote) which applies to amendments of the Articles of Association at any time when EUR does not beneficially own more than 50% of the voting power.

Written resolutions	The Corporations Act prohibits public companies from passing resolutions by circulating written resolutions in lieu of holding a meeting (i.e. all resolutions of public company shareholders must be passed at a meeting).	Under the Articles of Association, at any time when EUR beneficially owns more than 50% of the voting power, CRML Shareholders may pass written resolutions in lieu of a meeting. At all other times, written resolutions are not permitted, and all CRML Shareholders resolutions must be passed at a general meeting.

Minority shareholder remedies

Under the Corporations Act, any shareholder of a company may apply to the court in circumstances where the conduct of the company’s affairs, or any actual or proposed act or omission or resolution is either:

●       contrary to the interests of shareholders as a whole; or

●      oppressive to, unfairly prejudicial to, or unfairly discriminatory against, any shareholders in that capacity or any other capacity.

The court may make any order that it considers appropriate to the circumstances and the company, including, among other things, an order that the company be wound up, that the company’s existing constitution be modified or repealed, or that a person is required to do a specific act.

Former shareholders can also bring an action if it relates to circumstances in which they ceased to be a shareholder.

Under the BC Act, a member of a BVI company is entitled, with the leave of the Court, to bring a derivative action in the name of the company.

Separately, a member who considers that the affairs of the company have been, are being, or are likely to be, conducted in a manner that is, or that any act or acts of the company have been or are likely to be, oppressive, unfairly discriminatory or unfairly prejudicial to them in their capacity as a CRML Shareholder, may apply directly to the court for relief, without first obtaining leave.

The procedural and substantive requirements for such actions differ in important respects from those under the Corporations Act.

CRML Shareholders must bring such proceedings in the courts of the British Virgin Islands by reason of the forum selection clause in the Articles of Association.

ITEM	AUSTRALIAN POSITION	BVI POSITION
Forum selection	Australian shareholders generally have access to the courts in any Australian state or territory in which they reside or in which the relevant company is incorporated.

Under the Articles of Association, unless CRML consents in writing to an alternative forum (which requires prior approval by the CRML Board), the courts of the British Virgin Islands have exclusive jurisdiction to hear and determine disputes arising out of or in connection with the Articles of Association, derivative actions and other claims brought on behalf or in the name of CRML, and other claims relating to the CRML Board, its officers, management or shareholders.

Separately, the US federal district courts have exclusive jurisdiction for the resolution of any complaint asserting a cause of action arising under the US Securities Act.

This significantly restricts the forums in which EUR Securityholders can bring claims and may increase the cost and complexity of any such claim, particularly for Australian resident holders.

Takeovers and change of control

Takeover provisions

The Corporations Act restricts the acquisition by a person of a relevant interest in voting shares in a listed Australian company where, because of the acquisition, that person’s or someone else’s voting power in the company increases from 20% or below to more than 20%, or from a starting point that is above 20% and below 90%.

The takeovers prohibition is subject to a number of exceptions which include acquisitions made under a takeover bid, acquisitions made with shareholder approval and acquisitions of no more than 3% in any rolling six month period from a base of 19%+ (“creep” acquisitions).

The purpose of these provisions, set out in the Corporations Act, is to ensure that:

●       the acquisition of control over voting shares takes place in an efficient, competitive and informed market;

●       the holders of voting shares know the identity of any person who proposes to acquire a substantial interest and have a reasonable time to consider the proposal and are given enough information to enable them to assess the merits of the proposal; and

●       the holders of voting shares all have a reasonable and equal opportunity to participate in any benefits accruing to the holders through any proposal under which a person would acquire a substantial interest in the company.

ASIC and the Takeovers Panel actively regulate transactions involving listed Australian companies.

CRML is not subject to any equivalent statutory provision under the BC Act or US federal securities laws. There is no BVI equivalent to the 20% takeover prohibitions in the Corporations Act and no equivalent to the Takeovers Panel.

CRML will be subject to certain US federal securities laws applicable to changes of control of US listed companies, including the tender offer rules in the Exchange Act and the Articles of Association.

The Nasdaq Listing Rules also impose shareholder approval requirements in respect of certain changes of control transactions. However, those rules are not equivalent in scope or effect to those provided for in the Corporations Act.

EUR Securityholders should be aware that this represents a material reduction in the legal protections applicable to changes of control compared to those currently available to them as EUR Shareholders.

Other matters

Substantial holding notices	Under the Corporations Act, a person must give notice to EUR and the ASX in prescribed form generally within two business days (or one business day in the case of a takeover bid) if the person begins to have, ceases to have, or has a change of 1% or more in, a substantial holding (defined as a relevant interest in 5% or more of the voting power) in EUR.

Under the Exchange Act, any person who acquires (directly or indirectly) more than 5% of any class of CRML Shares must file a Schedule 13D or Schedule 13G report with the SEC and must file amendments as required.

Substantively the US and Australian regimes serve similar purposes (notifying the market of significant acquisitions), but the disclosure thresholds, timing and prescribed forms differ.

ITEM	AUSTRALIAN POSITION	BVI POSITION
Reporting of insider transactions

Under the ASX Listing Rules EUR is required to notify ASX of:

●       its director’s notifiable interests in the entity within five business days after either the date that the entity is admitted to the ASX or the date that the director is appointed (whichever is later);

●       any change in a director’s interest in the entity within 5 business days; and

●       notice within 5 business days of the director ceasing to be a director of the entity.

The Corporations Act requires directors of listed entities to provide the entity with the information required to comply with the above requirements.

Under the Exchange Act, certain insiders (directors, officers and 10%+ holders) must file initial statements of beneficial ownership on Form 3 within ten days, and report changes in beneficial ownership on Form 4 generally within two business days of the change. Short swing profit recovery rules also apply, requiring disgorgement of profits made on offsetting purchases and sales (or sales and purchases) of CRML securities within any six month period.

Winding up

A company can be wound up voluntarily by special resolution of shareholders (which, if directors give a statutory declaration of solvency, is a members’ voluntary winding up, and otherwise is a creditors’ voluntary winding up) or by order of the court on the application of a creditor or shareholder on certain grounds.

Directors cannot use their powers after a liquidator has been appointed. If there are funds left over after payment of the costs of liquidation, and payments to other priority creditors, including employees, the liquidator will pay these to unsecured creditors as a dividend. Shareholders rank behind the creditors and are, therefore, unlikely to receive any dividend in an insolvent liquidation.

Under the BC Act, CRML may be wound up voluntarily, following a declaration of solvency by the CRML Directors and a resolution of CRML Shareholders approving the liquidation plan, or compulsorily by order of the court under the BVI Insolvency Act, 2003.

The Articles of Association provides that on a winding up, surplus assets are distributed pari passu among the CRML Shareholders in proportion to their shareholdings, subject to the rights attaching to any class of Shares. The mechanics of winding up under the BC Act (and the BVI Insolvency Act, 2003) differ from those applicable under the Corporations Act, although the general principle of pro rata distribution to shareholders subject to creditor claims is similar.

Inspection of company books

Under the Corporations Act, members of an Australian company have a statutory right to inspect the register of members and certain other registers. Inspection of company books beyond this is generally available only with leave of the court on application by a shareholder acting in good faith and making the inspection for a proper purpose.

Under the Corporations Act, a copy of the Constitution must be lodged with ASIC (and any person may obtain a copy upon request to ASIC).

Under the BC Act, a member may, on written notice, inspect the memorandum and articles, the register of members, the register of Directors, and minutes and resolutions of members’ meetings. This is not an absolute right. The CRML Directors may refuse or limit inspection where they consider it contrary to CRML’s interests, subject to a CRML Shareholder’s right to apply to the court.

No CRML Shareholder (other than a director) has any right to inspect the accounts, books or other documents of CRML except as authorised by the directors or by CRML in general meeting.

The Articles of Association must be filed with the Registrar of Corporate Affairs (and may be inspected by any person undertaking a search of the public records of CRML maintained by the Registrar where the requisite fee is paid).

ITEM	AUSTRALIAN POSITION	BVI POSITION
Variation of Constitution / Articles	Under the Corporations Act, the Constitution may be modified or repealed by special resolution (75% of votes cast).

The Articles of Association may be amended:

●      by a resolution of directors (subject to certain limitations as referred to below);

●       when EUR beneficially owns more than 50% of the voting power, by a resolution of CRML Shareholders passed by an absolute majority; and

●       when EUR does not beneficially own more than 50% of the voting power (which will be the position following implementation of the Schemes), by a resolution of CRML Shareholders passed by a supermajority (66⅔% of all votes entitled to vote).

Any amendment to Regulation 27 of the Articles of Association (Appointment and Removal of Directors by EUR) additionally requires the prior written consent of EUR.

The Directors may not approve an amendment that restricts the CRML Shareholders’ own right to amend the Articles of Association, changes the percentage of CRML Shareholders required to approve an amendment, amends in circumstances where the Articles of Association cannot be amended by the CRML Shareholders, or amends where the BC Act itself otherwise removes the directors’ power to do so.

Reporting obligations of CRML

CRML is a publicly listed company in the US. Following Implementation of the Schemes, CRML will continue to be an FPI and a “reporting company” for the purposes of the Exchange Act and will continue to be subject to the financial reporting requirements of Section 13(a) of the Exchange Act applicable to FPIs whose securities are listed on NASDAQ, in addition to the rules of the SEC and applicable BVI law.

The comparison below is provided in summary form and is not an exhaustive statement of all relevant laws, rules, and regulations. It is intended as a general guide only. It should be read in conjunction with the disclosures in other Sections of the Scheme Booklet. EUR Securityholders should consult with their own legal advisers if they have any queries.

Item	Australian Reporting Requirements	U.S. Reporting Requirements
Annual Reporting

Under the Corporations Act and ASX Listing Rules, a listed entity is required to:

●       prepare audited annual financial statements, and obtain an auditor’s report;

●       prepare a directors’ report for inclusion in the annual report which includes a remuneration report for key management personnel;

●        as soon as available, and no later than two months after the end of the financial year, give ASX a preliminary final report containing the prescribed information;

●        within three months after the end of the financial year, lodge with ASX and ASIC the audited financial statements, directors’ report and auditor’s report; and

●       within four months after the end of the financial year, send the annual report (including the financial statements, directors’ report, auditor’s report and corporate governance statement) to shareholders who have elected to receive a copy, and make the annual report available on a readily accessible website.

Exchange Act Rule 13a-1 requires FPIs to file an annual report on Form 20-F within four months after the end of their fiscal year. The Form 20-F provides comprehensive information about the company’s business, management, and operational and financial status during the year.

The information to be disclosed in the annual report is outlined in the Form published by the SEC each year, which must include, among others:

●        A description of the company’s business;

●        A discussion of material risk factors;

●        A summary of material legal proceedings;

●      Annual audited financial statements prepared in accordance with US GAAP, IFRS or GAAP of a non-US country (CRML currently prepares its financial statements in accordance with IFRS);

●      Management’s discussion and analysis of financial condition and results of operations (MD&A);

●       Information about the company’s directors, senior management, and employees, including certain disclosure about executive compensation and share ownership;

●        A description of related party transactions;

●        Disclosure regarding market risk;

●       Disclosure regarding certain corporate governance issues;

●       Certifications by the company’s CEO and CFO, attesting that the financial information is accurate and reliable (required under Sections 302 and 906 of the Sarbanes-Oxley Act).

The financial statements must be audited in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), and the auditor must be qualified and independent in accordance with Article 2 of Regulation S-X. The PCAOB standards require that auditors plan and perform their audits to obtain reasonable assurance about whether financial statements are free of material misstatement, whether due to error or fraud. The financial statements are the responsibility of CRML’s management. The auditor is responsible for expressing an opinion on CRML’s financial statements based on its audits. The objective of audits of financial statements by independent auditors under PCAOB standards is to express an opinion on the fairness with which the financial statements present, in all material respects, financial position, results of operations, and its cash flows in conformity with IFRS.

Quarterly reporting	Quarterly cash flow reports must be lodged with ASX by certain listed entities (including mining exploration entities such as EUR) within one month after the end of each quarter of a listed entity’s financial year.

Though an FPI is not required to file quarterly reports with the SEC like a US reporting company, any periodic report that the FPI makes public, files, or distributes to security holders in its home country, including any quarterly report, must be disclosed under Form 6-K (as set forth below).

Item	Australian Reporting Requirements	U.S. Reporting Requirements
An FPI listed on NASDAQ is required to submit on Form 6-K an interim balance sheet and income statement as of the end of its second fiscal quarter. This information must be presented in English but does not have to be reconciled to US GAAP. It must be provided no later than six months after the end of CRML’s second fiscal quarter (NASDAQ Rules 5250(c)(2)).

Half-year reporting

Under the Corporations Act and ASX Listing Rules, EUR is required to:

●       prepare half-year financial statements reviewed by its auditor and obtain an auditor’s review report;

●       prepare a half-year directors’ report; and

●       within 75 days after the end of the half-year, lodge the half-year financial statements, directors’ report and auditor’s report with ASX and ASIC.

Neither FPIs nor US domestic issuers are required to prepare or file half-year financial statements reports with the SEC. However, any periodic report that the FPI makes public, files, or distributes to security holders in its home country (i.e. Australia), including any semi-annual report, must be disclosed under Form 6-K (as set forth below).

Current/ continuous reporting

Subject to certain limited exceptions, the ASX Listing Rules and the Corporations Act require EUR to immediately disclose to ASX any information that a reasonable person would expect to have a material effect on the price or value of its securities once EUR becomes aware of the information. The exceptions in the Listing Rules apply where:

●      a reasonable person would not expect the information to be disclosed;

●      the information is confidential and ASX has not formed the view that the information has ceased to be confidential; and

●      one or more of the carveouts (such as an incomplete proposal, an internal management matter or a trade secret) applies.

SEC disclosure requirements for FPIs

A reporting company FPI must furnish to the SEC reports on Form 6-K. A report on Form 6-K must be furnished to the SEC promptly, if not immediately, after the information required to be included in the report has been disclosed in the FPI’s home country or distributed to its security holders, and consists of any information that the FPI:

●      is required to make public according to its home country law.

●      is required to file with a securities exchange on which its securities are traded, and the documents have been made public by the exchange.

●      is required to distribute to its shareholders.

Form 6-K only requires the disclosure of information that is material to the FPI and its subsidiaries. Examples of material information include, amongst others, changes in management or control, acquisitions or dispositions of a substantial amount of assets, changes in external auditors, material legal proceedings, material increases or decreases in the outstanding amount of securities or indebtedness, and results of the submission of matters to a vote of security holders.

In addition, certain shareholders of FPIs are subject to certain beneficial ownership disclosure obligations. Under Sections 13(d) and 13(g) of the Exchange Act, any person (or group acting together) who becomes a beneficial owner of more than 5% of CRML must generally file a Schedule 13D with the SEC within five business days, disclosing details such as the acquirer’s identity, funding sources, purpose of the acquisition, and percentage of securities held, with follow-up filings required two business days after any material changes. Certain categories of investors may instead file a shorter Schedule 13G: (i) passive investors (holding less than 20% without a control purpose) must file within five business days after crossing the 5% threshold, and (ii) qualified institutional investors and exempt investors (such as registered investment advisers, broker-dealers, and banks) must file within 45 days after the end of the calendar quarter in which their beneficial ownership first exceeds 5%. Qualified institutional investors and passive investors who exceed 10% beneficial ownership must file amendments to the Schedule 13G within five business days after the end of the month in which the 10% threshold is crossed.

Item	Australian Reporting Requirements	U.S. Reporting Requirements

Under Section 16(a) of the Exchange Act, CRML’s officers and directors (“insiders”) must report their beneficial ownership of, and transactions in, all classes of the company’s equity securities — including common shares, preferred shares, options, warrants, convertible securities, derivatives, and most equity awards — using three prescribed forms:

●      Form 3, which must be filed within 10 calendar days of becoming an insider to report initial beneficial ownership;

●      Form 4, which must be filed by 10:00 P.M. Eastern Time on the second business day following any transaction resulting in a change in beneficial ownership (other than purchases of company equity securities below $10,000); and

●      Form 5, which is due within 45 calendar days after the issuer’s fiscal year-end and serves as an annual catch-all to report any deferred transactions, corrections, or holdings not previously captured on Forms 3, 4, or 5 — including specified gifts, inheritances, voting trust contributions and withdrawals, and “small acquisitions” under $10,000 that should have been reported earlier.

NASDAQ Disclosure Rules for FPIs

As a Nasdaq-listed company, CRML is required to promptly disclose any material information that could affect the share price or influence investor decisions, using any method compliant with Regulation FD (i.e. filing or furnishing a Form 6-K or distributing a press release through a widely disseminated news or wire service).

6.25	Information in relation to CRML’s resources reporting

CRML prepares its resources estimates in accordance with Subpart 1300, which is different to the reporting standards ordinarily applicable to ASX listed entities (i.e. the JORC Code).

As Subpart 1300 will be the primary reporting standard used by the Combined Group following implementation of the Schemes, the below reflects excerpts of relevant key terms from the JORC Code and Subpart 1300.

All references to a clause in the JORC Code column are references to the JORC Code. All references to a section or item in the “Subpart 1300” column are references to Subpart 229.1300 of the US Securities Act, Regulation S-K. This table is not intended to be a fulsome summary of the requirements under each of the JORC Code and Subpart 1300.

As required by ASX Listing Rule 5.12.2, below is a table comparing the relevant JORC provisions to those of Subpart 1300:

Key Terms	JORC Code	Subpart 1300
Mineral Resources

Definition of ‘Mineral Resources’

Clause 20

A concentration or occurrence of solid material of economic interest in or on the Earth’s crust in such form, grade (or quality), and quantity that there are reasonable prospects for eventual economic extraction. The location, quantity, grade (or quality), continuity and other geological characteristics of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge, including sampling. Mineral Resources are sub-divided, in order of increasing geological confidence, into Inferred, Indicated and Measured categories.

Section 229.1300

A concentration or occurrence of material of economic interest in or on the Earth’s crust in such form, grade or quality, and quantity that there are reasonable prospects for economic extraction. A mineral resource is a reasonable estimate of mineralization, taking into account relevant factors such as cut-off grade, likely mining dimensions, location or continuity, that, with the assumed and justifiable technical and economic conditions, is likely to, in whole or in part, become economically extractable. It is not merely an inventory of all mineralization drilled or sampled.

Definition of ‘Inferred Mineral Resource’

Clause 21

That part of a Mineral Resource for which quantity and grade (or quality) are estimated on the basis of limited geological evidence and sampling. Geological evidence is sufficient to imply but not verify geological and grade (or quality) continuity. It is based on exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes. An Inferred Mineral Resource has a lower level of confidence than that applying to an Indicated Mineral Resource and must not be converted to an Ore Reserve. It is reasonably expected that the majority of Inferred Mineral Resources could be upgraded to Indicated Mineral Resources with continued exploration.

Section 229.1300

That part of a mineral resource for which quantity and grade or quality are estimated on the basis of limited geological evidence and sampling. The level of geological uncertainty associated with an inferred mineral resource is too high to apply relevant technical and economic factors likely to influence the prospects of economic extraction in a manner useful for evaluation of economic viability. Because an inferred mineral resource has the lowest level of geological confidence of all mineral resources, which prevents the application of the modifying factors in a manner useful for evaluation of economic viability, an inferred mineral resource may not be considered when assessing the economic viability of a mining project, and may not be converted to a mineral reserve.

Definition of ‘Indicated Mineral Resource’

Clause 22

That part of a Mineral Resource for which quantity, grade (or quality), densities, shape and physical characteristics are estimated with sufficient confidence to allow the application of Modifying Factors in sufficient detail to support mine planning and evaluation of the economic viability of the deposit. Geological evidence is derived from adequately detailed and reliable exploration, sampling and testing gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes, and is sufficient to assume geological and grade (or quality) continuity between points of observation where data and samples are gathered. An Indicated Mineral Resource has a lower level of confidence than that applying to a Measured Mineral Resource and may only be converted to a Probable Ore Reserve.

Section 229.1300

That part of a mineral resource for which quantity and grade or quality are estimated on the basis of adequate geological evidence and sampling. The level of geological certainty associated with an indicated mineral resource is sufficient to allow a qualified person to apply modifying factors in sufficient detail to support mine planning and evaluation of the economic viability of the deposit. Because an indicated mineral resource has a lower level of confidence than the level of confidence of a measured mineral resource, an indicated mineral resource may only be converted to a probable mineral reserve.

Key Terms	JORC Code	Subpart 1300

Definition of ‘Measured Mineral Resource’

Clause 23

That part of a Mineral Resource for which quantity, grade (or quality), densities, shape, and physical characteristics are estimated with confidence sufficient to allow the application of Modifying Factors to support detailed mine planning and final evaluation of the economic viability of the deposit. Geological evidence is derived from detailed and reliable exploration, sampling and testing gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes, and is sufficient to confirm geological and grade (or quality) continuity between points of observation where data and samples are gathered. A Measured Mineral Resource has a higher level of confidence than that applying to either an Indicated Mineral Resource or an Inferred Mineral Resource. It may be converted to a Proved Ore Reserve or under certain circumstances to a Probable Ore Reserve.

Section 22.1300

That part of a mineral resource for which quantity and grade or quality are estimated on the basis of conclusive geological evidence and sampling. The level of geological certainty associated with a measured mineral resource is sufficient to allow a qualified person to apply modifying factors, as defined in this section, in sufficient detail to support detailed mine planning and final evaluation of the economic viability of the deposit. Because a measured mineral resource has a higher level of confidence than the level of confidence of either an indicated mineral resource or an inferred mineral resource, a measured mineral resource may be converted to a proven mineral reserve or to a probable mineral reserve.

Ore Reserves

Definition of ‘Ore Reserve’ (or ‘Mineral Reserve under Subpart 1300’)

Clause 29

The economically mineable part of a Measured and/or Indicated Mineral Resource. It includes diluting materials and allowances for losses, which may occur when the material is mined or extracted and is defined by studies at Pre-Feasibility or Feasibility level as appropriate that include application of Modifying Factors. Such studies demonstrate that, at the time of reporting, extraction could reasonably be justified. The reference point at which Reserves are defined, usually the point where the ore is delivered to the processing plant, must be stated. It is important that, in all situations where the reference point is different, such as for a saleable product, a clarifying statement is included to ensure that the reader is fully informed as to what is being reported.

Section 229.1300

An estimate of tonnage and grade or quality of indicated and measured mineral resources that, in the opinion of the qualified person, can be the basis of an economically viable project. More specifically, it is the economically mineable part of a measured or indicated mineral resource, which includes diluting materials and allowances for losses that may occur when the material is mined or extracted.

Definition of ‘Probable Ore Reserve’ (or ‘Probable Mineral Reserve under Subpart 1300’)

Clause 30

The economically mineable part of an Indicated, and in some circumstances, a Measured Mineral Resource. The confidence in the Modifying Factors applying to a Probable Ore Reserve is lower than that applying to a Proved Ore Reserve.

Section 229.1300 The economically mineable part of an indicated and, in some cases, a measured mineral resource.

Definition of ‘Proved Ore Reserve’ (or ‘Proven Mineral Reserve’ under Subpart 1300)	Clause 31 The economically mineable part of a Measured Mineral Resource. A Proved Ore Reserve implies a high degree of confidence in the Modifying Factors.	Section 229.1300 The economically mineable part of a measured mineral resource and can only result from conversion of a measured mineral resource.

Key Terms	JORC Code	Subpart 1300
Other definitions and concepts

Modifying Factors

Clause 12

Are considerations used to convert Mineral Resources to Ore Reserves. These include, but are not restricted to, mining, processing, metallurgical, infrastructure, economic, marketing, legal, environmental, social and governmental factors.

Section 229.1300

Are the factors that a qualified person must apply to indicated and measured mineral resources and then evaluate in order to establish the economic viability of mineral reserves. A qualified person must apply and evaluate modifying factors to convert measured and indicated mineral resources to proven and probable mineral reserves.

These factors include, but are not restricted to: mining; processing; metallurgical; infrastructure; economic; marketing; legal; environmental compliance; plans, negotiations, or agreements with local individuals or groups; and governmental factors. The number, type and specific characteristics of the modifying factors applied will necessarily be a function of and depend upon the mineral, mine, property, or project.

Competent Person / Qualified Person

Clause 11

A ‘Competent Person’ is a minerals industry professional who is a Member or Fellow of The Australasian Institute of Mining and Metallurgy, or of the Australian Institute of Geoscientists, or of a ‘Recognised Professional Organisation’ (RPO), as included in a list available on the JORC and ASX websites. These organisations have enforceable disciplinary processes including the powers to suspend or expel a member.

A Competent Person must have a minimum of five years relevant experience in the style of mineralisation or type of deposit under consideration and in the activity which that person is undertaking.

If the Competent Person is preparing documentation on Exploration Results, the relevant experience must be in exploration. If the Competent Person is estimating, or supervising the estimation of Mineral Resources, the relevant experience must be in the estimation, assessment and evaluation of Mineral Resources. If the Competent Person is estimating, or supervising the estimation of Ore Reserves, the relevant experience must be in the estimation, assessment, evaluation and economic extraction of Ore Reserves.

Section 229.1300

A ‘Qualified Person’ is an individual who is:

(a)    A mineral industry professional with at least five years of relevant experience in the type of mineralization and type of deposit under consideration and in the specific type of activity that person is undertaking on behalf of the registrant; and

(b)    An eligible member or licensee in good standing of a recognized professional organization at the time the technical report is prepared. For an organization to be a recognized professional organization, it must:

●     Be either:

○   an organization recognized within the mining industry as a reputable professional association; or

○     a board authorised by U.S. federal, state or foreign statute to regulate professionals in the mining, geoscience or related field;

●	admit eligible members primarily on the basis of their academic qualifications and experience;

●	establish and require compliance with professional standards of competence and ethics;

●	require or encourage continuing professional development;

●	have and apply disciplinary powers, including the power to suspend or expel a member regardless of where the member practices or resides; and

●	provide a public list of members in good standing.

Key Terms	JORC Code	Subpart 1300

Section 229.1300

(a)     Relevant experience means, for purposes of determining whether a party is a qualified person, that the party has experience in the specific type of activity that the person is undertaking on behalf of the registrant. If the qualified person is preparing or supervising the preparation of a technical report concerning exploration results, the relevant experience must be in exploration. If the qualified person is estimating, or supervising the estimation of mineral resources, the relevant experience must be in the estimation, assessment and evaluation of mineral resources and associated technical and economic factors likely to influence the prospect of economic extraction. If the qualified person is estimating, or supervising the estimation of mineral reserves, the relevant experience must be in engineering and other disciplines required for the estimation, assessment, evaluation and economic extraction of mineral reserves.

(b)    Relevant experience also means, for purposes of determining whether a party is a qualified person, that the party has experience evaluating the specific type of mineral deposit under consideration (e.g., coal, metal, base metal, industrial mineral, or mineral brine). The type of experience necessary to qualify as relevant is a facts and circumstances determination. For example, experience in a high-nugget, vein-type mineralization such as tin or tungsten would likely be relevant experience for estimating mineral resources for vein-gold mineralization, whereas experience in a low grade disseminated gold deposit likely would not be relevant.

Note 1 to paragraph (a) of the definition of relevant experience: It is not always necessary for a person to have five years’ experience in each and every type of deposit in order to be an eligible qualified person if that person has relevant experience in similar deposit types. For example, a person with 20 years’ experience in estimating mineral resources for a variety of metalliferous hard-rock deposit types may not require as much as five years of specific experience in porphyry-copper deposits to act as a qualified person. Relevant experience in the other deposit types could count towards the experience in relation to porphyry-copper deposits.

(c)     For a qualified person providing a technical report for exploration results or mineral resource estimates, relevant experience also requires, in addition to experience in the type of mineralization, sufficient experience with the sampling and analytical techniques, as well as extraction and processing techniques, relevant to the mineral deposit under consideration. Sufficient experience means that level of experience necessary to be able to identify, with substantial confidence, problems that could affect the reliability of data and issues associated with processing.

Key Terms	JORC Code	Subpart 1300

(d)    For a qualified person applying the modifying factors, as defined by this section, to convert mineral resources to mineral reserves, relevant experience also requires:

●     Sufficient knowledge and experience in the application of these factors to the mineral deposit under consideration; and

●     Experience with the geology, geostatistics, mining, extraction and processing that is applicable to the type of mineral and mining under consideration.

6.26	Qualified Person Compliance Statements

Tanbreez Rare Earth Project

The technical information in Section 6.5.7 of this Scheme Booklet has been derived from CRML’s public disclosures as made available on its profile on EDGAR which can be accessed at www.sec.gov including the Technical Report titled “Amended S-K 1300 Technical Report Summary Tanbreez Rare Earth Project” effective as of 13 April 2026.

The technical information contained in Section 6.5.7 of this Scheme Booklet has been reviewed and approved by Mr Malcolm Castle of Agricola Mining Consultants, an independent consultant to CRML and a Member of the AUSIMM who has approximately 55 years of experience that is relevant to the styles of mineralization and the types of deposit under consideration.

Mr Castle is a Qualified Person within the meaning of Subpart 1300 of Regulation S-K and a Competent Person as defined in the JORC Code.

Mr Castle confirms that the information contained in this Scheme Booklet provided under ASX Listing Rules 5.12.2 to 5.12.7 is an accurate representation of the available data and studies for the Tanbreez Rare Earth Project, Greenland. Mr Castle consents to the inclusion of the information in Section 6.5.7 in the form and context in which it appears.

6.27	Financial information

The following information has been extracted from the audited consolidated financial statements of CRML for the financial years ended 30 June 2024 and 30 June 2025 and the reviewed consolidated financial statements of CRML for the half year ended 31 December 2025.

The financial information has been prepared in accordance with the recognition and measurement requirements of International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

The financial information presented in the tables below does not represent complete financial statements and should therefore be read in conjunction with the financial statements for the respective periods, including the description of accounting policies contained in those financial statements and the notes to those financial statements. Where appropriate, adjustments have been made to headings and classifications of historical data to provide a consistent basis of presentation.

The financial information and figures presented in this Section are expressed in USD unless otherwise stated.

In the interval between 31 December 2025 and the date of this Scheme Booklet, the following material subsequent events have occurred:

(a)	On 21 January 2026 and 2 February 2026, CRML issued 610,000 CRML Shares in connection with the accelerated vesting and settlement of outstanding stock-based compensation awards;

(b)	On 5 March 2026, CRML issued 4,153,686 CRML Shares to extinguish CRML trade and other payables totalling US$12,800,000 and to settle outstanding CRML warrant liabilities valued at US$27,200,000;

(c)	On 22 April 2026, CRML issued 5,999,998 CRML Shares as part of a private investment in public equities (PIPE) to raise funds of US$60,000,000;

(d)	On 29 April 2026, CRML issued 14,500,000 CRML Shares under Stage 2 of the Heads of Agreement to acquire an additional 50.5% ownership interest in Tanbreez Mining Greenland A/S, bringing CRML’s total ownership stake to 92.5%. Following this transaction, EUR retained a 7.5% non-controlling interest in Tanbreez Mining Greenland A/S;

(e)	On 5 May 2026, CRML issued 150,262 CRML Shares in connection with the acquisition of 70% of 60° North ApS, a Greenland-based provider of construction, logistics, drilling, and project development services supporting mineral exploration and mining operations across the region. The total purchase price is US$5,000,000 or A$7,470,492 in cash and US$2,000,000 or A$2,988,196 in CRML Shares resulting in the issuance of 150,262 CRML Shares at US$13.31 per share; and

(f)	On 5 May 2026, CRML issued 10,000 CRML Shares in connection with the exercise of warrants to raise funds of US$70,000.

In the opinion of the CRML Directors, there have been no other material or events of an unusual nature which significantly affect the operations of the consolidated entity, the results of those operations, or the state of affairs of the consolidated entity, in future financial years, other than as otherwise disclosed in the annual financial statements and subsequent filings with the SEC.

Copies of CRML’s financial statements for the financial years ended 30 June 2024 and 30 June 2025 and half year ended 31 December 2025 are available on the CRML website (www.criticalmetalscorp.com). Copies will also be provided by CRML, free of charge, to any CRML Securityholder who requests them before the Scheme Meetings.

6.27.1	Consolidated statement of financial position

	Consolidated for the half year ended 31 December 2025	Consolidated for the 12 months ended 30 June 2025	Consolidated for the 12 months ended 30 June 2024
Assets
Current Assets
Cash and cash equivalents	80,923,699	7,297,328	1,259,242
Other receivables, net	33,246	47,894	837,930
Prepaid expenses	8,269	962,902	1,645,180
Total current assets	80,965,214	8,308,124	3,742,352
Non-current assets
Restricted cash and other deposits	15,715,996	15,470,178	15,020,679
Property, plant & equipment, net	2,447	2,016	853
Inventory, net	15,800,000	-	-
Deferred exploration and evaluation expenditure	40,399,990	39,712,591	35,213,542
Investment in joint venture	114,046,056	107,856,418	5,000,000
Investment in associate	351,748	350,068	343,239
Right of use asset, net	17,333	22,865	30,871
Total non-current assets	186,333,570	163,414,136	55,609,184
Total assets	267,298,784	171,722,260	59,351,536
Liabilities
Current liabilities
Trade and other payables, net	24,367,006	17,971,783	13,226,525
Provisions	29,969	27,454	24,200
Lease Liability	12,453	11,870	9,842
Funding from related party	2,355,328	5,854,852	4,268,857
Warrants liability	81,643,610	40,919,123	37,864,064
Total current liabilities	108,408,366	64,785,082	55,393,488
Non-current liabilities
Offtake prepayment	15,000,000	15,000,000	15,000,000
Lease Liability	7,836	14,208	23,796
Total non-current liabilities	15,007,836	15,014,208	15,023,796
Total liabilities	123,416,202	79,799,290	70,417,284
Net Assets / (Liabilities)	143,882,582	91,922,970	(11,065,748)
Equity
Issued Capital	352,668,618	197,732,356	51,508,320
Unissued Capital	45,734,183	45,734,183	45,734,183
Reserves	66,412,329	49,013,687	40,377,182
Accumulated losses	(320,932,548)	(200,557,256)	(148,685,433)
Total Equity / (Deficiency)	143,882,582	91,922,970	(11,065,748)

6.27.2	Consolidated statement of comprehensive income

	Consolidated for the half year ended 31 December 2025	Consolidated for the 12 months ended 30 June 2025	Consolidated for the 12 months ended 30 June 2024
Other income	567,809	560,623	117,660
Foreign exchange (loss)/gain	(85,472)	(1,183,315)	41,715
Consultants and professional services expenses	(4,489,732)	(12,338,201)	(1,383,645)
Travel and entertainment	(163,985)	(275,623)	(47,701)
Directors’ fees	(464,583)	(1,391,263)	(136,901)
Share based payments to directors and management	(18,665,164)	(30,566,894)	(608,156)
Compliance and regulatory fees	(874,223)	(746,676)	(426,325)
Administration expenses	(151,224)	64,009	(14,933)
Promotion, IR and PR expenses	(1,181,496)	(1,192,471)	(191,403)
Insurance	(1,045,815)	(2,073,332)	(773,820)
Finance costs	(14,717,395)	(466,099)	(29,828,866)
Depreciation expense	(763)	(1,088)	(6,642)
Depreciation expense – leased assets	(5,491)	(10,161)	(19,359)
Share of profit/(loss) of equity accounted associate, net of tax	1,680	6,829	(2,263)
Loss on disposal of fixed asset	-	(945)	-
Merger expenses	-	(3,000,000)	(9,373,737)
Listing expenses	(9,500,000)	-	(76,007,159)
Gain on extinguishment of liability	-	235,350	-
Exploration expenditure expensed	-	(238,309)	(159,685)
Gain/(loss) on fair value of warrants	(80,139,141)	49,534	(20,623,381)
Share of profit of equity accounted joint venture, net of tax	35,096	701,978	-
Other expenses	(42,222)	(5,869)	(1,603)
Profit / (Loss) before income tax	(120,375,292)	(51,871,823)	(139,446,204)
Income tax benefit/(expense)	-	-	-
Profit / (Loss) after tax from continuing operations	(120,375,292)	(51,871,823)	(139,446,204)

6.27.3	Consolidated statement of cash flows

	Consolidated for the half year ended 31 December 2025	Consolidated for the 12 months ended 30 June 2025	Consolidated for the 12 months ended 30 June 2024
Statement of cashflows
Cash flows from operating activities
Payments to suppliers and employees”	(19,494,303)	(7,448,892)	(2,596,997)
Interest received from bank accounts	314,015	56,001	-
Finance costs	-	(8,031)	-
Grants received	7,970	98,722	75,322
VAT refund received/(paid)	9,414	49,895	7,027
Tax paid	-	-	(658,472)
Merger expenses paid	-	(7,244,846)	(11,949,234)
Net cash (used in) operating activities	(19,162,904)	(14,497,151)	(15,122,354)
Cash flows from investing activities
Payment for property, plant and equipment	(908)	(2,076)	-
Payments for exploration and evaluation	(691,720)	(1,040,142)	(1,068,572)
Investment in joint venture	(6,170,965)	(5,268,316)	(5,000,000)
Investment in Obeikan joint venture	-	(384,685)	-
Cash at acquisition of Sizzle merger	-	-	9,835,289
Net cash provided by / (used in) investing activities	(6,863,593)	(6,695,219)	3,766,717
Cash flows from financing activities
Cash from the issue of shares	85,000,000	24,550,000	1,060,938
Cash from the exercise of warrants for shares	23,351,154	2,709,251	6,170,683
Payment for share issue costs	(5,100,000)	(1,643,000)	-
Transfer of cash from unrestricted to restricted	-	-	(15,000,000)
Cash received in respect of offtake prepayment	-	-	15,000,000
Funding from related party	-	1,585,995	4,234,254
Proceeds from capital contributions	(3,624,069)	-	1,127,417
Repayment of lease liability	(6,888)	(12,567)	(24,483)
Net cash provided by financing activities	99,620,197	27,189,679	12,568,809
Net increase / (decrease) in cash and cash equivalents	73,593,700	5,997,309	1,213,172
Cash and cash equivalents at beginning of the period	7,297,328	1,259,242	137,451
Effects on exchange rate fluctuations on cash held	32,670	40,777	(91,381)
Cash and cash equivalents at end of period	80,923,699	7,297,328	1,259,242

6.27.4	Material changes to the financial position of CRML since 31 December 2025

The CRML financial report for the half year ended 31 December 2025 was filed with the SEC on 13 March 2026. To the knowledge of the CRML Directors and other than as disclosed in this Scheme Booklet, the financial position of CRML has not materially changed since 31 December 2025, as reported in CRML’s financial report for that period except for the events listed above under Section 6.27.

6.27.5	Forecast Financial Information

CRML has given careful consideration as to whether a reasonable basis exists to produce reliable and meaningful forecast financial information. CRML has concluded that, as at the date of the Scheme Booklet, it would be misleading to provide forecast financial information, as a reasonable basis does not exist for providing financial forecasts that would be sufficiently meaningful and reliable as required by applicable law, policy and market practice.

7.	combined group information

7.1	Overview

This Section contains information in relation to the Combined Group if the Schemes are implemented.

7.2	Overview of Combined Group

If the Schemes are implemented, EUR will become a wholly owned subsidiary of CRML, and CRML will add EUR’s balance sheet and mining assets and interests to its existing portfolio.

Otherwise, CRML does not expect that implementation of the Schemes will materially change the nature of its business and operations.

Following implementation of the Schemes, CRML’s interests in its key projects will become:

(a)	100% of the Tanbreez Rare Earth Project; and

(b)	100% of the Wolfsberg Lithium Project.

Following implementation of the Schemes, CRML will focus on its strategic objectives to create value for all shareholder and stakeholders through exploration and development of the Tanbreez Rare Earth Project in Greenland and the Wolfsberg Lithium Project in Austria.

7.3	CRML’s intentions following implementation of the Schemes

If the Schemes are implemented:

(a)	CRML will become the holder of all EUR Shares;

(b)	EUR will become a wholly owned subsidiary of CRML; and

(c)	EUR will apply to be removed from the ASX.

Following its delisting from the ASX, EUR Securityholders will no longer be able to acquire or trade in EUR Securities on the ASX.

Following its delisting from its primary listing on the ASX, EUR will also be delisted from secondary listings on the Frankfurt Stock Exchange and the OTCQB market in the U.S.

7.4	Strategy

CRML’s ongoing strategy will be to create value for all CRML Securityholders and stakeholders through:

(a)	leveraging the Combined Group’s significant technical experience in developing and operating rare earth and hard rock lithium projects and enhanced funding capabilities to de-risk development and optimise the Tanbreez Rare Earth Project and Wolfsberg Lithium Project; and

(b)	ongoing evaluation of strategic acquisition opportunities that, if pursued, could diversify or enhance its asset base beyond Tanbreez and Wolfsberg.

On 8 July 2026, CRML announced that it had retained Clear Street as financial adviser to evaluate a range of value-maximising pathways intended to align CRML’s portfolio with its core strategic priorities, centred on accelerating the development and advancement of the Tanbreez Rare Earth Project while concurrently monetising legacy, non-core and/or newly acquired assets that fall outside of CRML’s strategic focus. Alternatives under consideration may include spin-offs or separations of certain businesses, sales of assets, joint ventures, strategic partnerships or alliances, and other transactions designed to surface value and redeploy capital toward CRML’s core assets.

7.5	Board and management

(a)	CRML Board

It is expected that each of the existing CRML Directors will continue as directors following implementation of the Schemes. See Section 6.9 for further details on the CRML Directors.

Other than the Independent EUR Director, who will retire as an EUR Director following implementation of the Schemes, it is expected that there will be no change to the EUR Board and that the Common Directors will continue as EUR Directors.

(b)	Senior management

It is expected that there will be no change to the senior management of CRML and each of the existing members of senior management will continue in their existing roles following implementation of the Schemes. See Section 6.9 for further details on the senior management of CRML.

7.6	Current EUR employees

Current employees of EUR are expected to continue as EUR employees following implementation of the Schemes. Any employees made redundant will receive their full contractual and statutory entitlements, which would be paid from CRML’s cash reserves.

7.7	Capital structure

(a)	Share capital

The table below summarises the CRML Shares that will be on issue in the Combined Group on the Implementation Date applying the Share Scheme Transaction Ratio at the Minimum Share Scheme Transaction Ratio, Maximum Share Scheme Transaction Ratio and the Share Scheme Transaction Ratio had it been calculated on the Last Practicable Date.

Description	Number
CRML Shares on issue as at the Last Practicable Date	146,993,753
Share Scheme Transaction Ratio	0.025	Last Practicable Date (0.045)	0.045
CRML Shares to be issued under the Share Scheme	43,160,616	77,689,109	77,689,109
CRML Shares to be issued under the Option Scheme	4,988,772	8,220,943	8,765,905
CRML Shares to be issued under the Security Cancellation Deeds	2,300,426	4,134,882	4,139,108
Pro-forma CRML Shares on issue	197,443,566	237,038,686	237,587,874

Notes:

This table assumes that:

1.	there are 146,993,753 CRML Shares issued and outstanding as at the Last Practicable Date;

2.	for the purposes of calculating the number of CRML Shares to be issued under the Option Scheme as Option Scheme Consideration and under the Securities Cancellation Deeds entered into in respect of the EUR Unlisted Options, the value of “B” is US$0.0706, being the exercise price of the EUR Options of A$0.10 converted into USD at the Exchange Rate of 0.7061/1, and the value of “C” is US$6.38, being the 20-day VWAP of CRML Shares up to the Last Practicable Date;

3.	Between 2,250,000 and 4,050,000 CRML Shares are issued in consideration for the cancellation of the Class 1 EUR Performance Rights and Class 2 EUR Performance Rights under the Security Cancellation Deeds entered into in respect of the EUR Performance Rights; and

4.	CRML does not issue any CRML Shares between the date of this Scheme Booklet and the Implementation Date.

(b)	Pro forma ownership

On the Implementation Date, EUR Shareholders and EUR Optionholders will own approximately 38.0% of the Combined Group on an undiluted basis and 35.2% on a fully diluted basis (including New CRML Shares that would otherwise be issued to Ineligible Holders, Small Holders and Electing Holders) assuming a 20-day VWAP of CRML Shares of US$6.38 up to the Last Practicable Date.

(c)	Convertible securities

The table below summarises the CRML Securities (other than CRML Shares) that will be on issue in the Combined Group on the Implementation Date applying the Share Scheme Transaction Ratio at the Minimum Share Scheme Transaction Ratio and the Maximum Share Scheme Transaction Ratio:

Description	Number
CRML Securities on issue as at the Last Practicable Date
CRML RSUs and CRML PSUs	13,715,000	13,715,000
Public Warrants (NASDAQ: CRMLW)	7,660,775	7,660,775
Private Warrants (including PIPE related warrants)	12,429,500	12,429,500
CRML Securities (other than CRML Shares) to be issued under the Merger
Share Scheme Transaction Ratio	0.025	0.045
CRML Securities (other than CRML Shares) to be issued under the Share Scheme	Nil	Nil
CRML Securities (other than CRML Shares) to be issued under the Option Scheme	Nil	Nil
CRML Shares underlying New CRML Warrants to be issued under the Security Cancellation Deeds	4,500,000	8,100,000
Pro-forma CRML Securities (other than CRML Shares) on issue	38,305,275	41,905,275

Notes:

1.	The table above does not include capacity under CRML’s IAP and ESPP (excluding CRML RSUs and PSUs which are shown in the table) of 8,520,298 available for further issuance of incentive shares or awards.

(d)	Substantial holdings

Based on holdings as at the Last Practicable Date and excluding any Relevant Interest in CRML Securities which are acquired subsequent to the Last Practicable Date, so far as known to CRML, there will be no substantial holders of CRML Shares if the Schemes are implemented, except as set out below:

Substantial Holder	CRML Shares held	Voting Power[1]
European Lithium Limited	45,536,338	19.21%

Notes:

1.	Based on the pro-forma CRML Shares on issue on implementation of the Schemes as at the Last Practicable Date (being 237,038,686 CRML Shares on an undiluted basis).

As shown in the table above, following implementation of the Schemes, EUR will hold 45,536,338 CRML Shares (meaning that EUR, as a wholly owned subsidiary of CRML, will have a cross-shareholding in CRML). As at the date of this Scheme Booklet, it is CRML’s intention that the cross-shareholding will, following implementation of the Schemes, continue to be held by EUR and that the rights attaching to those shares (including voting rights and entitlements to dividends and distributions) will be suspended by operation of an amendment to CRML’s Articles of Association.

The amendment would temporarily suspend the rights attaching to those CRML Shares for so long as they are held by EUR (or any other member of the CRML Group). On disposal to a third party outside the CRML Group, the rights attaching to the cross-shareholding shares would be reinstated. CRML has advised that it has no intention of disposing of, or of permitting EUR to dispose of, those CRML Shares, and that any future decision in relation to those CRML Shares will take into account corporate, financial and tax considerations at the relevant time.

EUR and CRML also intend to enter into a deed of amendment to the Merger Agreement pursuant to which CRML’s obligations in respect of the issue of the Earn Out Shares to EUR will be extinguished, subject to and conditional upon the Schemes becoming Effective.

7.8	Trading of New CRML Shares on NASDAQ

Trading of New CRML Shares is expected to be available on NASDAQ from the next Business Day after the Implementation Date, which is expected to be Friday, 6 November 2026. The actual dates will be announced by EUR on ASX.

New CRML Shares will be quoted and listed for trading on NASDAQ in USD. They will not be quoted or tradeable on ASX.

New CRML Shares must be traded on NASDAQ through a broker that is entitled to trade on NASDAQ. EUR Securityholders should note that not all Australian stockbrokers are able to trade securities on NASDAQ and/or settle trades of securities sold on NASDAQ in Australian Dollars. It is the responsibility of Scheme Participants to ensure appropriate arrangements are in place if they wish to trade and settle New CRML Shares. EUR, CRML and their respective registries explicitly disclaim any liability for a Scheme Participants’ inability to trade their New CRML Shares or receive the proceeds of such sale in the United States of America.

Scheme Participants who received New CRML Shares as Scheme Consideration will be issued Direct Registration System statements to evidence legal title to their New CRML Shares in accordance with the terms of the Schemes.

7.9	CRML incentive plans and stock purchase plans

CRML intends to continue utilising its existing incentive arrangements to provide incentives to its employees, as described in Section 6.21.

7.10	Dividend policy

It is expected that CRML’s current dividend policy, as outlined in Section 6.8, will be the dividend framework of the Combined Group following implementation of the Schemes.

7.11	Corporate headquarters

If the Schemes are implemented, the Combined Group’s corporate headquarters will be at CRML’s corporate offices in New York (United States). CRML intends to conduct a review of EUR’s Australian offices following implementation of the Schemes to determine the optimal Australian office arrangements for the Combined Group.

7.12	Corporate governance structure

As a BVI-incorporated entity listed on NASDAQ, CRML has in place corporate governance policies and board committee charters in line with NASDAQ listing standards, as outlined in Section 6.11. CRML expects that the same policies and charters as currently in effect for CRML will continue following implementation of the Schemes.

7.13	Combined Group’s register of shareholders

In accordance with US law, the CRML Register will be maintained in the United States by the CRML Registry, being Continental Stock Transfer & Trust Company.

7.14	Unaudited Pro Forma Condensed Combined Financial Information

(a)	Overview

On 18 May 2026, CRML entered into a binding Scheme Implementation Deed (as amended and restated by deed between EUR and CRML dated 3 July 2026 and 19 August 2026) with EUR under which CRML agreed to acquire all of the EUR Shares and EUR Options by way of two interdependent schemes of arrangement under Part 5.1 of the Corporations Act (the Merger). Completion of the Merger is conditional upon satisfaction (or waiver where permitted) of the Conditions Precedent, including EUR Securityholder approval, Court, regulatory and other approvals. The Merger is expected to be completed in the second half of 2026.

The unaudited pro forma condensed combined balance sheet as of 31 December 2025 combines the unaudited historical condensed consolidated balance sheet of CRML as of 31 December 2025 with the unaudited historical balance sheet of EUR as of 31 December 2025, demonstrating the effect of the Merger as if the Merger had been consummated as of that date.

The historical financial information has been adjusted to give pro forma effect to events that relate to material financing and acquisition transactions consummated or intended after 31 December 2025. EUR accounts for CMRL using an equity method of accounting. Consequently, the adjustments do not take into account any changes to the accounting treatment of Tanbreez Mining Greenland A/S as a result CRML’s acquisition of a controlling interest in the company subsequent to 31 December 2026. Refer to the Other Material Subsequent Transaction Adjustments in Note 5 in Section 7.14(c) of the Scheme Booklet for further details. The adjustments presented on the unaudited pro forma condensed combined financial statements have been identified and presented to provide relevant information necessary for an accurate understanding of the combined company.

The historical financial consolidated statements of CRML and EUR have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). The condensed combined pro forma financial information is prepared on an IFRS basis and is presented in Australian Dollars (AUD), the reporting currency used by EUR.

The historical financial statements of CRML have been converted from USD into AUD to conform to the reporting currency of EUR.

The unaudited pro forma condensed combined financial information is for illustrative purposes only. The actual financial results may have differed had the companies been combined during the periods presented. You should not rely on the unaudited pro forma condensed combined financial information as being indicative of the historical results that would have been achieved had the companies been combined or of the future results that the combined company will experience.

This information below should be read together with the following:

(i)	the historical unaudited condensed consolidated financial statements of CRML as of and for the six months ended 31 December 2025 and 2024;

(ii)	the historical audited consolidated financial statements of CRML as of 30 June 2025 and for the fiscal year ended 30 June 2025 and 2024;

(iii)	the historical unaudited condensed financial statements of EUR as of and for the six months ended 31 December 2025 and 2024; and

(iv)	the historical audited condensed financial statements of EUR as of and for the fiscal year ended 30 June 2025 and 2024.

(b)	Pro Forma historical financial information of the Combined Group

Basis of Consolidation and Control Assessment

The acquisition of all of the issued capital of EUR in connection with the Merger will be accounted for as a consolidation, in accordance with IFRS10. Should the Merger be consummated, CRML will acquire 100% of the issued capital of EUR and as a result the remaining 7.5% interest in Tanbreez, which is presently held by EUR, thereby increasing CRML’s total ownership of Tanbreez to 100%. In accordance with IFRS 10.23, changes in a parent’s ownership interest in a subsidiary that do not result in a loss of control are accounted for strictly as equity transactions (i.e., transactions with owners in their capacity as owners).

Consequently, the acquisition of the remaining 7.5% interest in Tanbreez (which will occur indirectly via CRML’s acquisition of 100% of the issued capital of EUR) will not result in the recognition of a gain or loss in the statement of operations. Instead, the transaction will adjust the carrying amounts of the controlling interest and reduce the non-controlling interest (NCI) balance to zero, reflecting CRML’s ultimate 100% ownership of Tanbreez and EUR.

Accounting Acquirer Determination Merger

CRML was determined to be the accounting acquirer in the Merger under IFRS 10 and IFRS 3. While the application of IFRS 3 involves a higher level of judgement, an evaluation of the relative facts and circumstances favoured CRML as the acquirer, specifically:

(i)	existing CRML Shareholders are expected to hold a majority of the ordinary shares of the combined company following the Merger;

(ii)	the board of directors of CRML following the Merger is expected to remain identical to the board of directors of CRML prior to the Merger; and

(iii)	the senior management of CRML following the Merger is expected to remain identical to the senior management CRML prior to the Merger.

Accordingly, EUR is treated as the accounting acquiree.

Asset Acquisition Classification Merger

In accordance with IFRS 3, EUR is accounted for as an asset acquisition rather than a business combination, because EUR lacks the substantive inputs and processes required to meet the definition of a business:

(i)	Input – EUR inputs are primarily cash on hand, investment in Tanbreez and investment in CRML.

(ii)	Process – EUR has no significant process in place.

(iii)	Output – EUR primary output is linked to its interest in Tanbreez and CRML investment.

Because the transactions do not constitute a business combination and the purchase consideration is settled via the issuance of equity instruments, the transaction falls within the scope of IFRS 2 (Share-based Payment) as an equity-settled asset acquisition.

Measurement Basis and Asset/Equity Recognition

In accordance with IFRS 2, the Merger is measured based on the fair value of the identifiable assets acquired and liabilities assumed at the acquisition date. CRML recognizes these identifiable items at their acquisition-date fair values, including property, plant, and equipment (PP&E), cash and cash equivalents, and other investments. Equity instruments issued by CRML are recognised as an increase in equity, measured by reference to the fair value of the net assets acquired. Because IFRS 3 does not apply, no goodwill is recognised; total consideration is entirely allocated to the identifiable assets and liabilities based on their relative fair values, and transaction costs are capitalized as part of the initial asset cost basis.

Reciprocal Shareholding and Treasury Share Reclassification (IAS 32)

After the completion of the Merger, EUR will hold a historical investment in CRML. While this investment is initially recognised at fair value as part of the assets acquired via the Merger, under IAS 32 (Financial Instruments: Presentation), an entity is prohibited from recognizing its own equity instruments as a financial asset. Accordingly, the historical CRML Shares to be indirectly acquired from EUR will be immediately reclassified as treasury shares and presented as a deduction from equity within the condensed combined financial statements, eliminating the reciprocal investment asset against equity.

Replacement Share-Based Payment Awards

As part of the Merger, CRML has agreed to replace existing share-based payment arrangements held by EUR Directors with new CRML Shares and equity-settled awards over CRML Shares.

While the Merger is an asset acquisition outside the scope of IFRS 3, the allocation and modification principles of IFRS 2 are applied to evaluate these replacement awards. The acquisition-date fair value of the replacement awards is allocated between acquisition consideration and post-acquisition employee compensation based on the proportion of the vesting period completed at the acquisition date:

(i)	Pre-Acquisition Service Portion: The portion of the fair value attributable to service periods completed prior to the acquisition forms part of purchase consideration for the assets acquired.

(ii)	Post-Acquisition Service Portion: The portion attributable to remaining vesting periods is recognised as employee compensation expense over the prospective post-acquisition service period.

(c)	Pro forma historical statement of financial information

	CRML (Historical)	Other Material Subsequent Transaction Adjustments		Pro Forma Combined	EUR (Historical)	Merger Accounting Adjustments		Pro Forma Combined
Assets
Current Assets
Cash And Cash Equivalents	$120,907,962	$89,645,896	B	$203,187,953	$198,399,643	$167,609,201	F	$521,385,651
		(7,470,492	)E			(47,811,146	)J
		104,587	D
Trade And Other Receivables					259,466			259,466
Other Receivables	49,673	-		49,673		47,811,146	J	47,860,819
Prepaid Expenses	12,355			12,355	54,127			66,482
Indemnification Asset					1,714,192			1,714,192
Short Term Loans Receivable					4,651,988	(3,524,372	)I	1,127,616
Convertible Note				-	273,038			273,038
Total Current Assets	120,969,990	82,279,991		203,249,981	205,352,454	164,084,829		572,687,264
Non-Current Assets
Restricted Cash And Other Deposits	23,481,243	-		23,481,243	50,000			23,531,243
Property And Plant And Equipment, Net	3,656	-		3,656	1,981			5,637
Inventory, Net	23,606,753	-		23,606,753				23,606,753
Deferred Exploration And Evaluation Expenditure	60,361,557	-		60,361,557				60,361,557
Investment In Joint Venture	170,396,020	270,939,585	A	441,335,605				441,335,605
Listed And Unlisted Investments	-	-		-	15,994,243			15,994,243
Investment In Associate	525,546	10,458,688	E	10,984,234	531,127			11,515,361
Investment In Associate - Tanbreez					10,186,486	14,211,932	F	-
						(24,398,418	)H
Investment In Associate - CRML	-	-		-	1,124,664,159	(713,505,022	)F	-
						(411,159,137	)G
Right Of Use Asset	25,897	-		25,897	12,904			38,801
Long Term Loans Receivable					1,125,089	-		1,125,089
Total Non-Current Assets	278,400,672	281,398,273		559,798,945	1,152,565,989	(1,134,850,645)		577,514,289
Total Assets	399,370,662	363,678,264		763,048,926	1,357,918,443	(970,765,816)		1,150,201,553
Liabilities
Current Liabilities
Trade And Other Payables	36,406,703	(19,124,458	)C	17,282,245	2,575,857			19,858,102
Provisions	44,777	-		44,777	6,762,741			6,807,518
Lease Liability	18,606	-		18,606	17,233			35,839
Funding From Related Party	3,519,092	-		3,519,092		(3,519,092	)I	-
Warrants Liability	121,983,580	(40,639,474	)C	81,344,106				81,344,106
Total Current Liabilities	161,972,758	(59,763,932)		102,208,826	9,355,831	(3,519,092)		108,045,565
Non-Current Liabilities
Offtake Prepayment	22,411,475	-		22,411,475				22,411,475
Lease Liability	11,708	-		11,708	1,474			13,182
Deferred Tax Liability					39,959,803	(33,935,743	)I	6,024,060
Total Non-Current Liabilities	22,423,183	-		22,423,183	39,961,277	(33,935,743)		28,448,717
Total Liabilities	184,395,941	(59,763,932)		124,632,009	49,317,108	(37,454,835)		136,494,282
Net Assets	214,974,721	423,442,196		638,416,917	1,308,601,335	(933,310,981)		1,013,707,271
Equity
Share Capital	541,563,169	246,541,167	A	950,167,234	101,514,533	709,338,656	F	1,761,020,423
		89,645,896	B
		59,763,932	C
		9,664,874	D
		2,988,196	E
Share Premium	-	-		-				-
Unissued Capital	70,596,835	-		70,596,835				70,596,835
Treasury shares						(411,159,137	)G	(411,159,137)
Reserves	96,019,857	-		96,019,857	(2,430,442)	2,430,442	F	96,014,577
						(5,280	)I
Accumulated Deficit	(493,205,140)	(9,560,287	)D	(502,765,427)	1,209,517,245	(1,209,517,244	)F	(502,765,427)
Total Equity	214,974,721	399,043,778		614,018,499	1,308,601,335	(908,912,564)		1,013,707,271
Non-Controlling Interests	-	24,398,418	A	24,398,418				-
						(24,611,032	)H
Total Equity	214,974,721	423,442,196		638,416,917	$1,308,601,335	(933,310,981)		1,013,707,271

(d)	General notes to pro forma adjustments

Note 1 – Description of Merger

On 18 May 2026, CRML entered into a binding Scheme Implementation Deed with EUR (as amended and restated on 3 July 2026 and 19 August 2026) under which CRML agreed to acquire all of the EUR Shares and EUR Options by way of two interdependent schemes of arrangement under Part 5.1 of the Corporations Act. Completion of the Merger is conditional upon satisfaction (or waiver where permitted) of a number of Conditions Precedent. The Merger is expected to be completed in the second half of 2026. Subject to implementation of the Merger, CRML will acquire 100% of the issued capital of EUR. Consequently, CRML will acquire the remaining 7.5% minority interest in Tanbreez, resulting from CRML holding a 100% ultimate ownership interest in EUR, which in turn holds the 7.5% minority interest in Tanbreez.

Under the terms of the Merger, EUR has no right to appoint a representative on the Board of CRML and as such the board of directors of CRML following the Merger is expected to remain identical to the board of directors of CRML prior to the Merger.

Note 2 – Basis of Presentation

The unaudited pro forma condensed combined balance sheet as of 31 December 2025, gives pro forma effect to the Merger as if it had been consummated on 31 December 2025.

The historical financial statements of CRML and EUR have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). The condensed combined pro forma financial information reflects IFRS and is presented in Australian Dollars (AUD).

To prepare the pro forma financial information, the historical financial statements of CRML have been translated into AUD to conform to the reporting currency of EUR.

The historical financial information has been adjusted to give pro forma effect to the Merger. The adjustments are presented to provide relevant information necessary for an accurate understanding of the combined company upon completion. The pro forma information is for illustrative purposes only and is not necessarily indicative of the historical results that would have been achieved or the future results that the combined company will experience.

Note 3 – Accounting for the Asset Acquisitions

Basis of Consolidation and Control Assessment

Subsequent acquisition of EUR (Merger)

Subject to completion of the Merger, CRML will acquire the remaining 7.5% interest in Tanbreez (presently held by EUR), bringing CRML’s total ownership of Tanbreez to 100%. In accordance with IFRS 10.23, changes in a parent’s ownership interest in a subsidiary that do not result in a loss of control are accounted for strictly as equity transactions (i.e., transactions with owners in their capacity as owners).

Consequently, the acquisition of the remaining 7.5% interest in Tanbreez via EUR will not result in the recognition of a gain or loss in the statement of operations. Instead, the transaction will adjust the carrying amounts of the controlling interest and reduce the NCI balance to zero, reflecting CRML’s ultimate 100% ownership of Tanbreez and of EUR.

Accounting Acquirer Determination

CRML was determined to be the accounting acquirer under IFRS 10 and IFRS 3. While the application of IFRS 3 involves a higher level of judgement, an evaluation of the relative facts and circumstances favoured CRML as the acquirer, specifically: relative voting rights post-transaction, the composition of the combined governing body, the selection of senior executive management, the relative size of the entities, and underlying terms of exchange. Accordingly, EUR is treated as the accounting acquiree.

Measurement Basis and Asset/Equity Recognition

In accordance with IFRS 2, the transactions are measured based on the fair value of the identifiable assets acquired and liabilities assumed at the acquisition date. CRML recognizes these identifiable items at their acquisition-date fair values, including property, plant, and equipment (PP&E), cash and cash equivalents, and other investments. Equity instruments issued by CRML are recognised as an increase in equity, measured by reference to the fair value of the net assets acquired. Because IFRS 3 does not apply, no goodwill is recognised; total consideration is entirely allocated to the identifiable assets and liabilities based on their relative fair values, and transaction costs are capitalized as part of the initial asset cost basis.

Reciprocal Shareholding and Treasury Share Reclassification (IAS 32)

EUR holds a historical investment in CRML Shares. While this investment is initially recognised at fair value as part of the assets acquired via the transaction, under IAS 32 (Financial Instruments: Presentation), an entity is prohibited from recognizing its own equity instruments as a financial asset. Accordingly, the historical CRML Shares to be indirectly acquired from EUR upon completion of the Merger are immediately reclassified as treasury shares and presented as a deduction from equity within the condensed combined financial statements, eliminating the reciprocal investment asset against equity.

Replacement Share-Based Payment Awards

As part of the Merger, CRML has agreed to replace existing share-based payment arrangements held by directors of EUR with new CRML Shares and equity-settled awards over the shares of CRML.

While the Merger is an asset acquisition outside the scope of IFRS 3, the allocation and modification principles of IFRS 2 are applied to evaluate these replacement awards. The grant-date fair value of the replacement awards is allocated between historical acquisition consideration and post-acquisition employee compensation based on the proportion of the vesting period completed at the acquisition date:

(i)	Pre-Acquisition Service Portion: The portion of the fair value attributable to service periods completed prior to the Merger is capitalized and included in the cost basis of the assets acquired.

(ii)	Post-Acquisition Service Portion: The portion attributable to remaining vesting periods is recognised as employee compensation expense over the prospective post-acquisition service period.

The replacement of these awards constitutes a modification under IFRS 2. CRML measures the fair value of the original awards immediately before the replacement and compares it to the fair value of the new awards at the grant date. Any incremental fair value granted is recognised as additional employee compensation expense over the remaining vesting period. CRML recognizes, at minimum, the grant-date fair value of the original awards, provided the original vesting conditions are met.

Purchase Price Allocation (PPA)

The fair value of EUR’s identifiable net assets was determined as follows:

(In Shares)	EUR – Maximum Share Scheme Transaction Ratio	EUR – Minimum Share Scheme Transaction Ratio
EUR Shares currently on issue	1,726,424,635	1,726,424,635
EUR listed Options	242,327,782	242,327,782
EUR Unlisted Options	2,348,711	2,348,711
EUR Performance Rights	90,000,000	90,000,000
Total	2,061,101,128	2,061,101,128
Exchange ratio	0.0450	0.0250
Number of New CRML Shares to be issued as Share Scheme Consideration and Option Scheme Consideration (indicatively and subject to rounding)	86,455,013	48,149,388
Number of New CRML Shares to be issued under Security Cancellation Deeds (EUR Unlisted Options and EUR Performance Rights)	4,139,108	2,300,426

(In AUD thousands)	Est Fair Value – Maximum Share Scheme Transaction Ratio $
Consideration:
Share issues 90,594,121[1]	795,547
Total Consideration Paid	795,547
Cash & Cash Equivalents[2]	366,009
Trade and other receivables	259
Prepaid expenses	54
Indemnification Assets	1,714
Short term loan receivables	4,652
Convertible note	273
Restricted cash and other deposits	50
Property Plant & Equipment	2
Listed and unlisted investments	15,994
Investment in associates	531
Investment in Tanbreez	24,398
Investment in CRML	411,159
Right of use asset	13
Long term loan receivable	1,125
Total Assets Acquired	826,234
Liabilities Assumed	(15,381)
Net Assets Acquired	810,853
Difference allocated to share capital	15,306

Notes:

1.	Taking into consideration the current EUR Shares on issue and assuming the exercise of all EUR Options and EUR Unlisted Options, a total of 90,594,121 New CRML Shares are to be issued which are valued at US$6.38 based on the 20 day VWAP of CRML Shares as at the Last Practicable Date. A total of 90,000,000 EUR Performance Rights are to be replaced with 4,050,000 CRML Shares which are valued at AUD $14,118,477 representing the allocation of the performance right shares to the consideration paid for total estimated fair value of consideration paid of AUD$795,547,280.

2.	Includes cash proceeds of US$115,162,500 or AUD$167,609,201 for the sale of CRML Shares by EUR subsequent to 31 December 2025.

The difference between the total consideration paid and the non-controlling interest less the net assets acquired was allocated to share capital in accordance with IFRS 2.13A.

(In AUD thousands)	Est Fair Value – Minimum Share Scheme Transaction Ratio $
Consideration:
Share issues 50,449,813[1]	449,327
Total Consideration Paid	449,327
Cash & Cash Equivalents[2]	366,009
Trade and other receivables	259
Prepaid expenses	54
Indemnification Assets	1,714
Short term loan receivables	4,652
Convertible note	273
Restricted cash and other deposits	50
Property Plant & Equipment	2
Listed and unlisted investments	15,994
Investment in associates	531
Investment in Tanbreez	24,398
Investment in CRML	411,159
Right of use asset	13
Long term loan receivable	1,125
Total Assets Acquired	826,234
Liabilities Assumed	(15,381)
Net Assets Acquired	810,853
Difference allocated to share capital	361,526

Notes:

1.	Taking into consideration the current EUR Shares on issue and assuming the exercise of all EUR Options and EUR Unlisted Options, a total of 50,449,813 CRML Shares are to be issued which are valued at US$6.38 based on the 20 day VWAP of CRML Shares as at the Last Practicable Date. A total of 90,000,000 EUR Performance Rights are to be replaced with 2,250,000 CRML Shares which are valued at AUD $14,118,477 representing the allocation of the performance right shares to the consideration paid for total estimated fair value of consideration paid of AUD$449,326,808.

2.	Includes cash proceeds of US$115,162,500 or AUD$167,609,201 for the sale of CRML Shares by EUR subsequent to 31 December 2025.

The difference between the total consideration paid and the non-controlling interest less the net assets acquired was allocated to share capital in accordance with IFRS 2.13A.

Note 4 – CRML Conversion and Presentation Alignment from USD to AUD

The historical financial information of CRML has been prepared in US Dollars (USD) and is being converted to Australian Dollars (AUD) for the purposes of the unaudited pro forma condensed consolidated financial information to conform with the historical financial information of EUR.

As of 31 December 2025 (in thousands)	IFRS before conversion (in USD) $	USD to AUD Exchange Rate as of 31 December 2025	IFRS after conversion to (in AUD) $
Assets
Current Assets
Cash	80,924	1.4941	120,908
Trade And Other Receivable	33	1.4941	50
Prepaid Expenses	8	1.4941	12
Total Current Assets	80,965		120,970
Restricted Cash and Other Deposits	15,716	1.4941	23,481
Property, Plant and Equipment	2	1.4941	4
Inventory, Net	15,800	1.4941	23,607
Deferred Exploration and Evaluation Expense	40,400	1.4941	60,362
Investment In Tanbreez	114,046	1.4941	170,396
Investment In Associate	352	1.4941	525
Investment In Associate	17	1.4941	26
Total Assets	267,298		399,371
Liabilities
Current Liabilities
Accounts Payable and Accrued Liabilities	24,367	1.4941	36,407
Provision	30	1.4941	45
Lease Liability	12	1.4941	19
Funding From Related Parties	2,355	1.4941	3,519
Warrant Liability	81,644	1.4941	121,983
Total Current Liabilities	108,408		161,973
Offtake Prepayment	15,000	1.4941	22,411
Lease Liability	8	1.4941	12
Total Liabilities	123,416		184,396
Net Assets	143,882		214,975
Equity
Share Capital	352,669		541,563
Unissued Capital	45,734		70,597
Reserves	66,412		96,020
Accumulated Deficit	(320,933)		(493,205)
Total Equity	143,882		214,975

Note 5 – Adjustments to the Unaudited Pro Forma

Condensed Combined Balance Sheet as of 31 December 2025

The pro forma notes and adjustments, based on preliminary estimates that could change materially as additional information is obtained, are as follows:

Other Material Subsequent Transaction Adjustments

(A)	Reflects the issuance of 14,500,000 CRML Shares by on 29 April 2026 under Stage 2 of the Heads of Agreement (HOA) to acquire an additional 50.5% ownership interest in Tanbreez Mining Greenland A/S, bringing CRML’s total ownership stake to 92.5%. Following this transaction, EUR retained a 7.5% NCI in Tanbreez Mining Greenland A/S.

(B)	Reflects the closing of a PIPE transaction by CRML subsequent to 31 December 2025. This adjustment represents the gross proceeds of US$59,999,998 or AUD $89,645,896 received from the issuance of 5,999,998 CRML Shares at a purchase price of US$10.00 per CRML Share.

Reflects the subsequent settlement of certain liabilities through the issuance of 4,153,686 CRML Shares, occurring subsequent to 31 December 2025. Specifically, this adjustment accounts for:

(I)	the extinguishment of CRML trade and other payables totaling US$12,800,000 or AUD $19,124,458.

(II)	the settlement of outstanding CRML warrant liabilities valued at US$27,200,000 or AUD $40,639,474.

The total carrying value of these settled obligations, amounting to US$40,000,000 or AUD $59,763,932, has been reclassified to share capital upon the issuance of the underlying shares.

(C)	Reflects equity transactions and adjustments occurring subsequent to 31 December 2025, as follows:

(I)	Stock-Based Compensation: Reflects the issuance of 610,000 CRML Shares in connection with the accelerated vesting and settlement of outstanding stock-based compensation awards. This adjustment records a charge of USD $6,398,700 or AUD $9,560,287 to accumulated deficit to recognize the accelerated stock-based compensation expense, with a corresponding credit to share capital.

(II)	Warrant Exercise: Reflects the issuance of 10,000 CRML Shares resulting from the subsequent cash exercise of 10,000 outstanding warrants. This adjustment records an increase of US$70,000 or AUD $104,587 to cash and cash equivalents, with a corresponding credit to share capital.

(D)	Reflects the issuance of 150,262 CRML Shares in connection with the acquisition of 70% of 60 Degrees, the total purchase price is USD $5,000,000 or AUD $7,470,492 in cash and USD $2,000,000 or AUD $2,988,196 in CRML Shares resulting in the issuance of 150,262 CRML Shares at USD $13.31 per CRML Share.

Merger Accounting Treatments

(A)	Reflects the financial effects of the completion of the Merger and the transition to full consolidation of the underlying net assets. Management evaluated the acquisition under IFRS 3 Business Combinations and concluded that EUR did not constitute a business, as it lacked substantive processes and outputs. Accordingly, the Merger has been accounted for as an asset acquisition settled through the issuance of equity instruments within the scope of IFRS 2 Share-based Payment.

(B)	In accordance with IFRS 2, the Merger was measured based on the fair value of the identifiable net assets received, assuming the Merger closed on 31 December 2025. The accounting mechanics and consolidation adjustments and the sale of CRML Shares by EUR subsequent to 31 December 2025 of US$115,162,500 or AUD$167,609,201 for cash proceeds received which are applied as follows:

(I)	Maximum Share Scheme Transaction Ratio

(1)	Equity Consideration and IFRS 2 Step-Up: Initial share consideration consists of 90,594,121 CRML Shares with an implied contract value of USD $561,735,934 or AUD $795,547,280. Because the fair value of the identifiable net assets acquired was determined to be AUD $810,853,189, the transaction value was measured by reference to the fair value of the assets received in accordance with IFRS 2.13A. Consequently, the share capital credit was increased by AUD $15,305,909 to match the AUD $810,853,189 total asset valuation.

(2)	Derecognition of Investment in Associate: Reflects the transition from the equity method of accounting to a fully consolidated presentation. CRML’s pre-existing historical investment in associate balance (being Tanbreez) was derecognised upon gaining control.

(3)	Elimination of Historical Equity and Non-Controlling Interest: To reflect the capital structure of the combined legal entity and avoid double-counting, the historical equity accounts of the acquired entity were eliminated upon consolidation, including Share Capital of AUD $709,338,656, Reserves of AUD $2,430,442, and Accumulated Deficit of AUD $1,209,517,245. The pro forma accounts reflect that EUR is now a 100%-owned, fully consolidated subsidiary of CRML.

(II)	Minimum Share Scheme Transaction Ratio

(1)	Equity Consideration and IFRS 2 Step-Up: Initial share consideration consists of 50,449,813 CRML Shares with an implied contract value of USD $317,269,659 or AUD $449,326,808. Because the fair value of the identifiable net assets acquired was determined to be AUD $810,853,189, the transaction value was measured by reference to the fair value of the assets received in accordance with IFRS 2.13A. Consequently, the share capital credit was increased by AUD $361,526,382 to match the $810,853,189 total asset valuation.

(2)	Derecognition of Investment in Associate: Reflects the transition from the equity method of accounting to a fully consolidated presentation. CRML’s pre-existing historical investment in associate balance (being Tanbreez) was derecognised upon gaining control.

(3)	Elimination of Historical Equity and Non-Controlling Interest: To reflect the capital structure of the combined legal entity and avoid double-counting, the historical equity accounts of the acquired entity were eliminated upon consolidation, including Share Capital of AUD $709,338,656, Reserves of AUD $2,430,442, and Accumulated Deficit of AUD $1,209,517,245. The pro forma accounts reflect that EUR is now a 100%-owned, fully consolidated subsidiary of CRML.

(C)	Reflects the elimination of the EUR held historical investment in CRML. While this investment is initially recognised at fair value as part of the assets acquired via the Merger, under IAS 32 (Financial Instruments: Presentation), an entity is prohibited from recognizing its own equity instruments as a financial asset. Accordingly, the historical CRML Shares acquired from EUR are immediately reclassified as treasury shares and presented as a deduction from equity within the condensed combined financial statements, eliminating the reciprocal investment asset against equity.

(D)	Reflects the elimination of both the NCI held by CRML in Tanbreez Mining Greenland A/S and the EUR investment in Tanbreez Mining Greenland A/S. According to IFRS 10.B96, any difference between the consideration paid (the book value of the investment in the acquired entity) and the carrying amount of the NCI adjusted must be recognised directly in equity (attributable to the parent).

(E)	Reflects the elimination of intercompany loan between EUR, Tanbreez Mining Greenland A/S and CRML.

(F)	Reflects cash advances to Velta on 5 February 2026 and 19 May 2026 of US$5,000,000 (AUD$7,470,492) and US$6,000,000 (AUD$8,964,590) to Velta, respectively (refer to Section 5.2(h)(iii)).

(G)	On 26 February 2026, EUR provided an intergroup loan to its subsidiary, EUR Ukraine, with US$21,000,000 (AUD$31,376,065) to acquire the Velta Debt (refer to Section 5.2(h)(ii)). Effective 21 August 2026, the Velta Debt was assigned from EUR Ukraine to EUR.

7.15	Financial forecasts

Each of the CRML Board and EUR Board has given careful consideration as to whether a reasonable basis exists to produce reliable and meaningful forecast financial information in relation to the Combined Group. Each of the CRML Board and EUR Board has concluded that such forecast financial information would have the potential to be misleading and reasonable basis does not exist for producing forecasts that would be sufficiently meaningful and reliable as required by applicable law, policy and market practice to be of value to either set of shareholders.

EUR Securityholders should refer to the Independent Expert’s Report for the Independent Expert’s conclusion regarding valuations of EUR and CRML.

8.	RISK FACTORS

8.1	Background

In considering the Schemes, EUR Securityholders should be aware that there are a number of risks, both general and specific, associated with the Schemes. This Section 8 describes:

●	risks associated with the implementation of the Schemes (Section 8.2);

●	specific risks relating to the Combined Group (Section 8.3);

●	general risks relating to the Combined Group (Section 8.4);

●	risks relating to the New CRML Shares (Section 8.5); and

●	risks for EUR Securityholders if the Schemes are not implemented (Section 8.6).

A number of these risks are, or will be, risks to which EUR Securityholders are already exposed. However, the nature of the Combined Group’s business will differ from that of EUR as a standalone business and EUR Securityholders may be subject to additional risks in respect of the Combined Group. These risks should be considered in conjunction with other information contained in this Scheme Booklet and do not take into account the individual investment objectives, financial situation, position or particular needs of EUR Securityholders.

This Section 8 is a summary only and should not be relied on as an exhaustive list of all risks that EUR Securityholders may face. There may be additional risks and uncertainties not currently known to EUR or CRML or that are currently considered immaterial, which may become important factors that can have a material adverse effect on the Combined Group’s operating and financial performance.

8.2	Risks associated with the implementation of the Schemes

The following risks are specific to the implementation of the Schemes and completion of the Merger. They relate to the transaction process, satisfaction of the Conditions Precedent, and the nature of the Scheme Consideration, and may affect the likelihood of the Schemes proceeding and the value of the Scheme Consideration received by Scheme Participants.

Category	Description
The exact monetary value of the Scheme Consideration is not certain	The exact monetary value of the Scheme Consideration is not certain. The number and value of the New CRML Shares received as Scheme Consideration upon implementation will depend on:
● in the case of the Share Scheme, the Scheme VWAP and the price at which New CRML Shares trade on NASDAQ up to the Implementation Date; and

● in the case of the Option Scheme, the Scheme VWAP (which determines the number of New CRML Shares to be issued per EUR Option under the Cashless Exercise Formula), and the price at which those New CRML Shares subsequently trade on the NASDAQ; and

● following Implementation, the price and volume at which New CRML Shares trade on the NASDAQ, which will affect the value that individual Scheme Participants are able to realise on disposal of their New CRML Shares.

In each case, value will also be affected by movements in the AUD/USD exchange rate between the date of this Scheme Booklet and the Implementation Date. There is no assurance that the market value of the Scheme Consideration at implementation will equal or exceed the implied value attributed at the Announcement Date or as at the date of this Scheme Booklet.

The Share Scheme Transaction Ratio may be adjusted in the limited circumstances contemplated by clause 4.16 of the Scheme Implementation Deed, being where a change in the capital structure of EUR or CRML occurs (such as a share split, consolidation, bonus issue or similar reorganisation), in which case the ratio would be equitably adjusted to reflect that change and provide the intended equivalent economic outcome.

Category	Description
Floating Exchange Ratio – the number of New CRML Shares is not certain

The Share Scheme Transaction Ratio is not fixed. It will be determined by reference to the Scheme VWAP (being the volume weighted average price of CRML Shares traded on NASDAQ over the 20 NASDAQ trading days ending on the second NASDAQ trading day before the Share Scheme Meeting) and will float between the Minimum Ratio of 0.025 New CRML Shares and the Maximum Ratio of 0.045 New CRML Shares for each EUR Share, depending on where the Scheme VWAP sits relative to the Floor Price (US$8.00) and the Ceiling Price (US$16.00).

As a result, the number of New CRML Shares you will receive for each EUR Share is not known as at the date of this Scheme Booklet and will only be determined at the end of the Scheme VWAP Period.

Between the Floor Price (US$8.00) and the Ceiling Price (US$16.00), the number of New CRML Shares to be issued floats inversely with the CRML Share price. Accordingly:

	•	the lower the Scheme VWAP, the greater the number of New CRML Shares you will receive (up to the Maximum Share Scheme Transaction Ratio);

	•	the higher the Scheme VWAP, the fewer New CRML Shares you will receive (down to the Minimum Share Scheme Transaction Ratio).

Because the number of New CRML Shares to be issued will vary in this way, the pro forma interest that EUR Securityholders will hold in the Combined Group is also not fixed until the Share Scheme Transaction Ratio is determined. Between the Floor Price (US$8.00) and the Ceiling Price (US$16.00), as the Scheme VWAP moves upward, fewer New CRML Shares will be issued and the Schemes will be less dilutive to CRML Shareholders, and EUR Securityholders will hold a smaller interest in the Combined Group; and as the Scheme VWAP moves downward, a greater number of New CRML Shares will be issued, the Schemes will be more dilutive to CRML Shareholders, and EUR Securityholders will hold a larger interest in the Combined Group.

There is no guarantee as to how the CRML Share price will move between the execution of the Scheme Implementation Deed and the date the Share Scheme Transaction Ratio is determined.

The Share Scheme Transaction Ratio may be adjusted in the limited circumstances contemplated by clause 4.16 of the Scheme Implementation Deed, being where a change in the capital structure of EUR or CRML occurs (such as a share split, consolidation, bonus issue or similar reorganisation), in which case the ratio would be equitably adjusted to reflect that change and provide the intended equivalent economic outcome.

Category	Description
Conditions Precedent

Completion of each Scheme is subject to a number of Conditions Precedent. There can be no certainty, nor can EUR provide any assurance, that these conditions will be satisfied or waived, or if satisfied or waived, when that will occur. In addition, there are a number of Conditions Precedent to each Scheme which are outside the control of EUR, including, but not limited to, approval of each Scheme by the Requisite Majorities of EUR Securityholders, approval of the Related Party Resolutions at the General Meeting and required regulatory and third party approvals and consents (refer to Section 3.5).

There can be no guarantee that the Conditions Precedent will be satisfied or waived (where applicable) in a timely manner or at all. Any failure or delay in satisfying the Conditions Precedent could prevent or delay the implementation of the Share Scheme or Option Scheme, which could reduce the benefits that EUR and CRML expect to obtain from the Schemes, adversely affect the market price of EUR Shares and EUR Options, increase the costs associated with the Schemes and impede successful integration of the Combined Group’s businesses.

Court approval	There is a risk that the Court will not approve either Scheme, or that Court approval will be delayed. In particular, if there is a material change in circumstances between the Scheme Meetings and the Second Court Date, the Court will consider that change in determining whether to approve the relevant Scheme. If such a change is sufficiently material, there is a risk that the Court will decline to approve one or both Schemes.

Transaction and other costs	Transaction and other costs incurred (or which are expected to be incurred) borne by EUR in relation to the successful implementation of the Merger are estimated at $2.4 million (exclusive of GST and excluding payments to EUR employees) as at the date of this Scheme Booklet, comprising adviser, legal, accounting, expert fees and various other costs.

Termination rights

EUR and CRML each have rights to terminate the Scheme Implementation Deed in the circumstances described in Annexure B. As such, there is no certainty that the Scheme Implementation Deed will not be terminated before the Schemes are implemented.

If the Scheme Implementation Deed is terminated, EUR can provide no assurance that another party would be willing to offer the same or greater price for EUR Shares and EUR Options (as the case may be) than that which is offered under the Scheme Implementation Deed and the Schemes.

The Scheme Implementation Deed provides for two fees that may become payable in certain specified circumstances:

• the Reimbursement Fee may be payable by EUR to CRML. This would be a direct cost to EUR and would adversely affect its financial position; and

Category	Description
• the Reverse Reimbursement Fee may be payable by CRML to EUR. An obligation to pay the Reverse Reimbursement Fee could itself materially and adversely affect CRML’s financial position and, in turn, reduce the value of EUR’s shareholding in CRML. Accordingly, the benefit to EUR of receiving the Reverse Reimbursement Fee may be reduced, or substantially or wholly offset, by a corresponding reduction in the value of EUR’s interest in CRML, and the net effect on EUR and EUR Securityholders is uncertain.

The Scheme Implementation Deed also sets out various other rights and obligations of EUR and CRML in relation to the Merger.

Ineligible Holders, Small Holders and Electing Holders and Sale Facility

EUR Securityholders with a registered address outside Australia, New Zealand, the United Kingdom and the United States of America may be Ineligible Holders for the purposes of the Schemes.

New CRML Shares that would otherwise have been issued to Ineligible Holders, Small Holders and Electing Holders will be delivered to the Sale Agent (and/or a nominee of the Sale Agent), who will sell those New CRML Shares on the NASDAQ under the Sale Facility as soon as reasonably practicable after the Implementation Date. The number of New CRML Shares delivered to the Sale Agent, and therefore the amount of Net Cash Proceeds available to be paid to Ineligible Holders, Small Holders and Electing Holders, will vary with the Share Scheme Transaction Ratio and is not fixed. The Net Cash Proceeds from such sale of New CRML Shares will be transferred by the Sale Agent to CRML as soon as reasonably practicable (and in any event within 10 Business Days) after settlement, and CRML will in turn pay or cause to be paid to the applicable holders an amount in AUD equal to the proportion of the Net Cash Proceeds to which that person is entitled to receive as Scheme Consideration.

There is no guarantee as to the price of the New CRML Shares that will be realised by the Sale Agent in the market, and those sales may exert downward pressure on the market price of New CRML Shares during the relevant selling period.

A Superior Proposal for EUR may yet emerge

It is possible that a Superior Proposal for EUR, which is more attractive for EUR Securityholders than the Merger, may materialise in the future. The implementation of the Merger would mean that EUR Securityholders would not obtain the benefit of any such proposal.

The EUR Board is not currently aware of any such proposal and notes that since EUR and CRML announced the Merger, there has been a significant period of time and ample opportunity for an alternative proposal for EUR which provides a different outcome for EUR Securityholders to emerge.

Since the Announcement Date, no alternative proposal has emerged and the Independent Board Committee has decided that the Merger is the best option available at the date of this Scheme Booklet. In addition, shareholders in the Combined Group will still have an opportunity to realise a full premium in the event of any future change of control transaction for the Combined Group.

Category	Description
Integration risk

The long-term success of the Combined Group will depend, among other things, on the effective integration of the respective businesses of EUR and CRML and the strength of the Combined Group’s management. There is no guarantee that the integration will be completed successfully within a reasonable period of time.

Integration risks include differences in management culture between EUR and CRML, inability to achieve anticipated synergies, cost savings or operational efficiencies, potential loss of key personnel during or following the integration process, and unforeseen costs or delays in the integration process. Any failure to manage integration costs or to achieve integration milestones may have a material adverse effect on the financial performance and position of the Combined Group.

Tax consequences for Scheme Participants	If the Schemes are implemented, there may be tax consequences for EUR Securityholders, including potential liability for CGT on the disposal of EUR Shares and EUR Options. The tax consequences will vary depending on individual circumstances, including the length of time securities have been held, the cost base of those securities, and each holder’s tax residency. EUR Securityholders are encouraged to seek independent professional advice regarding the tax implications applicable to their own circumstances. Refer to Section 9 for a summary of the general Australian, NZ and US tax implications of the Schemes.

Tax due diligence	No separate tax due diligence in respect of any tax matters has been undertaken in respect of CRML or EUR in connection with the Schemes. The EUR Directors consider this approach appropriate having regard to their familiarity with the operations of the CRML Group and the EUR Group. However, in the absence of formal tax due diligence, each of CRML and EUR may be exposed to the existing and historical tax risk profile of the other, and this should be taken into account by EUR Securityholders in considering the tax consequences of the Scheme. Refer to Section 9 for a summary of the general Australian, NZ and US tax implications of the Schemes.

Pro forma financial information

The Combined Group pro forma historical financial information contained in this Scheme Booklet is presented for illustrative purposes only and may not be an indication of the financial position or results of operations of CRML or the Combined Group following implementation of the Schemes.

The pro forma historical financial information has been derived from the historical financial statements of CRML and EUR, with adjustments and assumptions made to give effect to the Schemes. It has been prepared using Share Scheme Transaction Ratios of 0.025 and 0.045 New CRML Shares for each EUR Share. The Share Scheme Transaction Ratio is currently not fixed and will float between the Minimum Share Scheme Transaction Ratio and the Maximum Share Scheme Transaction ratio. The actual number of New CRML Shares issued and therefore the purchase price allocation, the consolidation of EUR’s existing interest in CRML, the pro forma composition of the Combined Group and the pro forma interest that EUR Securityholders will hold in the Combined Group will differ, potentially materially, from the pro forma information presented if the Share Scheme Transaction Ratio determined at the end of the Scheme VWAP Period differs from the assumed ratio.

Category	Description
The information on which those adjustments and assumptions are based is preliminary, and adjustments and assumptions of this kind are difficult to make with complete accuracy. The pro forma historical financial information does not reflect all of the costs that the Combined Group is expected to incur in connection with the Schemes, including the impact of any incremental costs of integrating the businesses of CRML and EUR.

In addition, the purchase price used in preparing the pro forma historical financial information is based on the market price of CRML Shares as at the Announcement Date, which may differ materially from the price of CRML Shares on the Implementation Date. The assumptions used may not prove to be accurate, and other factors may affect the financial position and results of the Combined Group following implementation of the Schemes.

Contract risk	Implementation of the Share Scheme may constitute, or be deemed to constitute, a change of control event under contracts to which EUR or CRML or any of their respective subsidiaries are a party. If a counterparty were to exercise a right to review, renegotiate or terminate a contract on that basis, this could have a material adverse effect on the operations, revenues or financial performance of the Combined Group, depending on the significance of the relevant contract.

Other risks	Additional risks and uncertainties not currently known to EUR or CRML may also have a material adverse effect on EUR or CRML’s business and that of the Combined Group and the information set out above does not purport to be, nor should it be construed as representing, an exhaustive list of the risks of EUR, CRML or the Combined Group.

8.3	Specific risks relating to the Combined Group

The following risks have been identified as being key risks specific to an investment in the Combined Group. These risks have the potential to have a significant adverse impact on the Combined Group and may affect the Combined Group’s financial position, prospects and price of its securities.

Category	Description
Consolidation of Tanbreez ownership

EUR currently holds a direct 7.5% interest in the Tanbreez Rare Earth Project in Greenland and an indirect interest through its approximately 31% shareholding in CRML, which holds a 92.5% interest in Tanbreez. Upon implementation of the Schemes, EUR’s 7.5% direct interest will be consolidated within CRML, making CRML the sole 100% owner of Tanbreez.

The consolidation of full ownership within a single NASDAQ-listed entity is a key strategic objective of the Merger, removing the minority ownership discount and governance complexity associated with the current split structure.

However, there is no guarantee that consolidated ownership will, of itself, accelerate the development timeline, improve the project economics or enhance the regulatory and commercial position of Tanbreez. The value of the Tanbreez Rare Earth Project remains subject to the risks inherent in all early-stage resource development projects, including permitting, financing, commodity price exposure and sovereign risk in Greenland, which are described further in Section 8.4.

Category	Description
Change in risk profile

If the Merger is implemented, there will be a change in the risk profile to which EUR Securityholders are exposed. EUR Securityholders are currently exposed to the risks associated with EUR as a standalone entity. Upon implementation of the Schemes, EUR will become a wholly owned subsidiary of CRML and EUR Securityholders will hold New CRML Shares.

EUR Securityholders will consequently be exposed to the risks associated with CRML as a NASDAQ-listed company, the risks specific to the Combined Group, and the additional risks arising from the integration of the two businesses. In many cases, those risks will be different from, or in addition to, the risks currently faced by EUR Securityholders as holders of securities in an Australian company and more specifically EUR. The change in risk profile may be viewed as a disadvantage by some EUR Securityholders. The specific risks of holding and trading New CRML Shares, which are quoted only on NASDAQ, are described in the risks relating to the New CRML Shares below.

Failure to realise anticipated benefits

The Merger is expected to deliver a range of strategic and financial benefits to the Combined Group, including the consolidation of 100% ownership of the Tanbreez Rare Earth Project within a single NASDAQ-listed entity, elimination of the look-through valuation discount on EUR’s shareholding in CRML, simplified governance structures, an enhanced capital markets profile and an improved platform for advancing the Tanbreez Rare Earth Project and the Wolfsberg Lithium Project. These benefits are described in Section 8.4, and the specific risks relating to the consolidation of Tanbreez are described above.

There is a risk that some or all of these anticipated benefits may not materialise, may not materialise to the extent anticipated, or may be delayed, whether due to factors within or outside the control of the Combined Group. Any such outcome could adversely affect the Combined Group’s operations, financial performance, financial position and prospects.

CRML is a NASDAQ-listed entity subject to US regulatory requirements

CRML is listed on NASDAQ and is subject to reporting and regulatory requirements under US federal securities laws, including requirements administered by the NASDAQ and SEC. The Combined Group will bear ongoing compliance costs and regulatory obligations in respect of its NASDAQ listing.

CRML is also subject to reporting requirements in the US which may require it to lodge announcements in relation to its projects, irrespective of whether such results would be or are considered market sensitive for the purposes of the Australian market. The differences between the US and Australian regulatory regimes, and their effect on the rights and protections available to holders of New CRML Shares, are described in the “Different regulatory regime and reduced securityholder protections” risk below.

Liquidity and realisation risk	There can be no guarantee that an active market in the Combined Group’s shares will develop or continue, or that the market price of the Combined Group’s shares will increase. If a market does not develop or is not sustained, it may be difficult for investors to sell their shares, as there may be relatively few, if any, potential buyers or sellers of the Combined Group’s shares.

8.4	General risks relating to the Combined Group

The operating and financial performance of EUR, CRML and the Combined Group is (or will be) influenced by the general business and economic variables that impact upon all entities listed on a stock exchange including changes in business and economic factors, such as interest rates, exchange rates, inflation, changes in national demographics, changes in governmental policy and changes to accounting or reporting standards.

The price and volume of trade at which CRML Shares trade on NASDAQ and EUR Shares will trade on ASX can be affected by a range of external factors over which neither EUR, nor CRML, have any control.

Category	Description
Exploration risks	Mineral exploration is an inherently speculative and high-risk activity that requires substantial expenditure over extended periods, with no assurance of success. There can be no assurance that exploration undertaken by the Combined Group, on its existing tenements or any tenements acquired in the future, will result in the discovery or delineation of an economically mineable mineral resource. Exploration activities may be subject to the hazards and risks normally associated with mineral exploration, including adverse climatic and ground conditions, technical and operational difficulties, the location of and access to certain tenements, and lack of availability to adequate funding or infrastructure. Conclusions drawn from exploration are subject to the uncertainties inherent in sampling techniques and to the risk of incorrect interpretation of geological, geochemical, geophysical, drilling and other data. As a result, the Combined Group may incur substantial expenditure without defining a mineral resource at the tonnages or grades required for economically feasible extraction, or at all. The estimation of Mineral Resources and Ore Reserves, and the risks of developing the Combined Group’s principal projects, are addressed separately in the risks titled “Ore Reserve and Mineral Resource estimates” and “Development risks” which are set out below.

Development risks

The Combined Group’s principal development assets are the Tanbreez Rare Earth Project and the Wolfsberg Lithium Project. Both projects remain in the development phase and neither is yet in production. The development of a project to production is subject to a range of risks, including the delineation of economically recoverable mineralisation, obtaining and maintaining the necessary approvals and permits, access to sufficient development funding, construction within anticipated timelines and budgets, securing offtake arrangements, and successful commissioning and ramp-up of production.

Tanbreez is held under Exploitation Licence MIN 2020-54, issued by the Government of Greenland for a term of 30 years from 2020. Development of Tanbreez remains subject to, among other things, completion of construction within anticipated timelines and budgets, obtaining further operational and environmental approvals from the Government of Greenland and other relevant authorities, securing sufficient project financing, establishing offtake arrangements, and the successful commissioning and ramp-up of production. There is no assurance that these milestones will be achieved, or achieved within the timeframe currently anticipated.

The Wolfsberg Lithium Project is a development stage lithium project in Austria in respect of which a DFS has been completed. Certain regulatory approvals and permitting steps required for construction and development at Wolfsberg are yet to be obtained and as a result CRML has not commenced development activities (noting however that there is existing infrastructure already in place as reported in the DFS). There can be no assurance that the outstanding approvals and permits will be obtained in a timely manner, or at all, or that Wolfsberg will be developed within anticipated timelines and costs.

The costs of developing the Projects, and the operational hazards to which they will be subject once in production, are described in the “Production, operating and capital costs” and “Operational and technical risks” risks elsewhere in this Section. There can be no assurance that the Combined Group will achieve commercial production from, or commercial viability in respect of, either Project.

Category	Description
Commodity price and market

The Combined Group’s future revenues, to the extent derived from the sale of REE, lithium or other commodities produced from the Combined Group’s projects, will be subject to commodity price risk. Prices for REE and lithium have historically been volatile and are influenced by factors outside the control of the Combined Group, including global supply and demand dynamics, actions by major producing and consuming nations (including China, which dominates global rare earth processing), the development of alternative technologies and geopolitical events. Moreover, commodity prices are also affected by macroeconomic factors such as expectations regarding inflation, interest rates and global and regional demand for, and supply of, commodities.

A sustained decline in REE or lithium prices could adversely affect the economic viability of the Combined Group’s projects, the value of the Combined Group’s securities, and the Combined Group’s ability to secure project financing.

Sovereign and geopolitical risk

The Combined Group will hold interests in, and have exposure to, jurisdictions that are subject to geopolitical and sovereign risk, in particular Greenland (where the Tanbreez Rare Earth Project is located) and Ukraine (in which EUR and the Combined Group have interests through Velta).

The Tanbreez Rare Earth Project is located in Greenland, an autonomous territory of Denmark. The Combined Group’s ability to develop Tanbreez is subject to the regulatory and political environment in Greenland, including the ongoing political status of Greenland and the exercise of governmental discretion in granting and maintaining licences, permits and approvals. Greenland has attracted increased geopolitical attention from major powers, including the United States, in connection with its strategic mineral resources. While this may create commercial opportunities for the Combined Group, it also introduces geopolitical risk that could affect project development, licensing conditions or the stability of the regulatory environment. The Tanbreez Exploitation Licence is subject to conditions imposed by the Government of Greenland, and there is no assurance that those conditions will not be amended, or that the licence will not be subject to challenge or renegotiation.

Furthermore, the interests of EUR and the Combined Group that are connected with Ukraine (including through Velta) are exposed to risks arising from the ongoing conflict between Ukraine and Russia, which could adversely affect the value, operation and recoverability of those interests.

Any of these risks could adversely affect the development, value or operation of the relevant assets and the Combined Group’s financial position and prospects.

Operational and technical risks	If and when the Combined Group’s projects enter development and production, its operations may be affected by a range of operational and technical risks, including difficulties in commissioning and operating processing plant and equipment, mechanical failure or plant breakdown, unanticipated metallurgical or recovery problems, adverse or hazardous weather conditions, industrial and environmental accidents, industrial disputes, and shortages of key consumables, spare parts, plant and equipment. Any of these may disrupt or curtail operations, reduce production and adversely affect the Combined Group’s financial performance. The risk of cost increases and cost overruns is addressed in the “Production, operating and capital costs” risk.

Category	Description
Production, operating and capital costs	The ability of the Combined Group to develop its projects within anticipated timelines and budgets, and to meet operating and capital cost estimates, cannot be assured. The Combined Group’s principal capital costs will be the development and sustaining capital expenditure for the Tanbreez Rare Earth Project and the Wolfsberg Lithium Project. Operating and capital costs may be adversely affected by cost inflation, increases in the price of consumables, energy, equipment and labour, the remote location of the Tanbreez Rare Earth Project, and the fact that certain costs will be incurred in currencies other than the Combined Group’s reporting currency. Higher than expected costs, or cost overruns, could have a material adverse effect on the Combined Group’s cash flows, financial performance and the economic viability of its projects.

Ore Reserve and Mineral Resource estimates	The Combined Group’s Mineral Resource and any Ore Reserve estimates are expressions of judgement based on knowledge, experience and industry practice, and are estimates only. Mineral Resource and Ore Reserve estimates for the Tanbreez Rare Earth Project and the Wolfsberg Lithium Project have been prepared in accordance with the JORC Code and, where applicable, Subpart 1300 of Regulation S-K, which apply different standards and assumptions. Estimates which are valid when made may change significantly when new information becomes available, and there is no assurance that the estimated Mineral Resources or Ore Reserves will be recovered at the quality or quantities estimated. Any material reduction in these estimates, or in the Combined Group’s ability to extract those resources economically, could adversely affect the value of the Combined Group’s projects and securities.

Offtake and marketing	The Combined Group’s ability to generate revenue from the Tanbreez Rare Earth Project and the Wolfsberg Lithium Project will depend on securing and maintaining offtake and marketing arrangements for its rare earth and lithium products on commercially acceptable terms. The markets for REE and lithium products are concentrated, and the Combined Group may be dependent on a limited number of customers. There is no assurance that the Combined Group will secure offtake arrangements, or that any such arrangements will be on favourable terms, and the loss of, or failure to secure, offtake arrangements could adversely affect the Combined Group’s revenue, its ability to secure project financing and its financial performance.

Closure and rehabilitation	The Combined Group’s projects will, in due course, be subject to closure, rehabilitation and environmental obligations under the laws of the jurisdictions in which they are located. The costs of closure and rehabilitation may be significant and may exceed the amounts estimated or provided for, and changes in regulatory requirements may increase those costs. Any failure to adequately provide for, or to comply with, closure and rehabilitation obligations could adversely affect the Combined Group’s financial position and result in fines, penalties or the forfeiture of tenements or licences.

Transport and infrastructure	The development and operation of the Combined Group’s projects will depend on access to adequate infrastructure, including power, water, transport and port facilities. The Tanbreez Rare Earth Project is located in a remote part of Greenland with limited existing infrastructure and a short shipping season, and its development and operation will depend on the establishment and continued availability of suitable logistics and infrastructure. Any inability to access, establish or maintain necessary infrastructure, or any disruption to it, could delay or increase the cost of development and production and adversely affect the Combined Group’s financial and operational performance.

Environmental risks

The operations and activities of the Combined Group are subject to environmental laws and regulations in Australia, Greenland, Austria, and any other jurisdictions in which it operates.

Compliance with environmental obligations may require significant capital expenditure, and any failure to comply with applicable environmental laws or the conditions of environmental licences and permits could result in material fines, penalties, remediation costs, suspension of operations, or forfeiture of tenements, any of which could adversely affect the Combined Group’s financial performance and reputation.

Category	Description
Tenure and regulatory approvals	The Combined Group cannot guarantee that applications for new tenements or licences will be granted, in whole or in part, on acceptable terms. Further the Combined Group cannot guarantee that renewals of existing tenements and licences will be granted on a timely basis or at all. Failure to obtain or renew required approvals could delay or prevent the development or operation of the Combined Group’s projects.

Key personnel	The Combined Group will be dependent on the experience, skills and knowledge of its key senior management to manage and operate its business. The loss of key personnel, or an inability to attract and retain suitably qualified personnel, could adversely affect the Combined Group’s operations, development programmes and financial performance. Given the overlap in board and management personnel between EUR and CRML, there is a risk that integration of the two businesses could lead to disruption or uncertainty in relation to key personnel arrangements.

Availability of adequate capital and funding

EUR’s ongoing operations and the development of its projects are, and will continue to be, dependent on the availability of adequate capital.

Following implementation of the Schemes, the Combined Group’s ability to progress development of Tanbreez and Wolfsberg will depend on access to capital markets, debt financing, offtake financing, government support or other sources of funding. There is no assurance that the Combined Group will be able to secure sufficient funding on acceptable terms or at all.

The Scheme Implementation Deed includes a Condition Precedent (the Minimum Cash Condition) which requires the aggregate of EUR Group’s Net Cash and Cash Equivalents plus the amount of any Velta Loans (up to the Permitted Balance) to equal or exceed the Minimum Cash Amount of $330 million as at 8:00am on the Second Court Date. As is the case with each of the Conditions Precedent not already satisfied, there is a risk that this condition is not satisfied.

Native title and indigenous peoples risks

It is possible that there may be areas over which legitimate common law native title rights of indigenous peoples exist in relation to the tenements that the Combined Group has, or may acquire, an interest in. Where native title exists, the ability of the Combined Group to obtain the consent of any relevant land owner, or to progress from the exploration phase to the development and mining phases of the operation, may be adversely affected.

The existence of heritage and cultural sites within the tenements may lead to restrictions on the areas that the Combined Group will be able to explore and mine.

Category	Description
Information systems and cyber risk	The Combined Group will be reliant on information technology systems. Despite security measures, those systems may be subject to unauthorised access, data breaches or cyber attacks. Any such incident could disrupt the Combined Group’s operations, result in the loss or misuse of sensitive information, and adversely affect the Combined Group’s financial performance and reputation.

US tariffs and global trade policy	Since January 2025, the U.S. administration has enacted sweeping tariff measures that raised the average applied U.S. tariff rate to elevated levels, materially elevating global trade uncertainty and cost structures. U.S. tariffs have increased input costs and created sourcing and pricing volatility across metals operations. Tariffs and other trade barriers may make it more costly for the Combined Group to export minerals to the U.S. If the Combined Group experiences cost increases as a result of existing or future tariffs and are unable to pass on such additional costs to its customers, or otherwise mitigate the costs, the group’s business, prospects, financial condition, results of operations and cash flows may be materially and adversely affected. In addition, tariff-related disruptions to global trade, commodity markets and investment conditions could adversely affect the development and commercialisation of the Combined Group’s projects, including demand for and pricing of REE and lithium products. While the Combined Group will monitor developments in this area, the scope and duration of any trade restrictions remain uncertain and are beyond the control of the Combined Group.

Litigation

The Combined Group may be exposed to possible litigation risks including contractual disputes, native title or indigenous rights claims, occupational health and safety claims, environmental claims and employee claims. Any such claim or dispute, if proven, may impact adversely on the Combined Group’s operations, financial performance and financial position.

CRML is in dispute with a corporate advisory firm, Jett Capital Advisors, in relation to fees claimed for services said to have been provided to CRML. The dispute remains unresolved as at the Last Practicable Date and Jett Capital Advisor has indicated it may commence proceedings against CRML in the United States. The outcome and any amount that may become payable are uncertain and cannot presently be quantified. This is related to the claim raised in section 10.15. Following implementation, any resulting liability would be a liability of the Combined Group and could adversely affect its financial position, operating results and reputation.

Climate Change

The Combined Group’s assets, operations and financial performance may be adversely affected by climate-related risks, including physical risks (such as increased severity of extreme weather events and longer-term changes in climatic patterns) and transition risks (such as changes in laws, regulations or policies relating to greenhouse gas emissions, carbon pricing or environmental protection in jurisdictions in which the Combined Group operates). Either category of risk could disrupt operations, increase compliance costs, restrict development activities or alter the regulatory conditions applicable to the Combined Group’s projects and licences.

The Combined Group intends to monitor and manage climate-related risks as part of its broader risk management framework. However, there can be no assurance that the measures taken will be sufficient to prevent a material adverse effect on the Combined Group’s business, operations, financial performance or financial position arising from climate change or from governmental, regulatory or market responses to it.

Category	Description
Changes in government policy and legislation	Any material adverse changes in relevant government policies or legislation of Australia, the United States or any jurisdiction in which the Combined Group operates may affect the viability and profitability of the Combined Group, and consequent returns to investors.

Joint venture partners and contractors	The Combined Group would rely significantly on strategic relationships with other entities and also on a good relationship with regulatory and government departments and other interest holders. The Combined Group would also rely on third parties to provide essential contracting services. There can be no assurance that its existing relationships will continue to be maintained or that new ones will be successfully formed and the Combined Group could be adversely affected by changes to such relationships or difficulties in forming new ones.

Foreign exchange	The Combined Group will be exposed to movements in foreign exchange rates because it will earn revenue, incur costs and hold assets and liabilities in a range of currencies (including USD and Euros), while reporting its results in a single presentation currency. Movements in exchange rates may adversely affect the Combined Group’s reported financial position and performance, the cost of developing its projects and the value of its assets. This operational foreign exchange risk is separate from the foreign exchange exposure of EUR Securityholders who will hold New CRML Shares quoted in USD, which is described in the risks relating to the New CRML Shares below.

Occupational health and safety	The Combined Group’s exploration, development and (in due course) mining and processing activities are subject to occupational health and safety laws and regulations in the jurisdictions in which it operates. These activities are inherently hazardous, and incidents may result in injury or loss of life, damage to property, environmental harm, fines or penalties, suspension of operations and reputational damage. Any such incident, or any failure to comply with applicable occupational health and safety requirements, could adversely affect the Combined Group’s operations, financial performance and reputation.

Other	Other risk factors include those normally found in conducting business, including litigation resulting from the breach of agreements or in relation to employees (through personal injuries, industrial matters or otherwise) or any other cause, strikes, lockouts, loss of service of key management or operational personnel, non-insurable risks, delay in resumption of activities after reinstatement following the occurrence of an insurable risk and other matters that may interfere with the business or trade of the Combined Group.

8.5	Risks relating to the New CRML Shares

The Scheme Consideration will be provided to Scheme Participants in the form of New CRML Shares. The following risks relate specifically to holding and trading New CRML Shares. A number of these risks arise because CRML is a company incorporated in the British Virgin Islands and listed on NASDAQ, and because the New CRML Shares will not be quoted on the ASX. These risks should be read together with the risks relating to the Combined Group set out above.

Category	Description
No ability to trade New CRML Shares on the ASX	Following implementation of the Schemes, EUR will be removed from the Official List of the ASX and CRML does not currently intend to seek a secondary listing or quotation on the ASX. EUR Securityholders who receive New CRML Shares will therefore not be able to trade those shares on the ASX. The New CRML Shares will be quoted only on NASDAQ, and EUR Securityholders who wish to trade them will need to do so on NASDAQ, which may require holding the shares through a broker with access to that market and may involve additional cost, currency conversion and time-zone differences.

Market price volatility and liquidity

The market price of CRML Shares on NASDAQ may be volatile and may fluctuate as a result of factors beyond the control of CRML and the Combined Group, including general economic conditions, investor sentiment, movements in US and international equity markets, commodity prices, exchange rates and developments in the critical minerals sector. Because the Share Scheme Transaction Ratio is determined by reference to the Scheme VWAP, movements in the CRML Share price during the Scheme VWAP Period will affect the number of New CRML Shares you receive, and movements in the CRML Share price after that time will affect the value of those New CRML Shares.

There can be no assurance that an active and liquid market for CRML Shares will continue, or that the price of New CRML Shares following implementation of the Schemes will equal or exceed the implied value of the Scheme Consideration as at the date of this Scheme Booklet. CRML’s primary investor base is in North America and Europe, and EUR Securityholders who receive New CRML Shares will be exposed to fluctuations in the CRML share price driven by factors relevant to NASDAQ-listed companies and to the US and international critical minerals sector, which may differ materially from the factors that historically influenced the price of EUR Shares on the ASX.

Foreign exchange exposure

New CRML Shares are quoted and traded in USD, whereas EUR Shares are quoted and traded in Australian dollars. EUR Securityholders who receive New CRML Shares will be exposed to movements in the AUD/USD exchange rate, both in respect of the value of their New CRML Shares and in respect of any proceeds of sale and any dividends or other distributions that may be paid by CRML. An adverse movement in the AUD/USD exchange rate may reduce the Australian dollar value of a holder’s investment in the Combined Group independently of the operating and financial performance of the Combined Group.

The Floor Price and the Ceiling Price that determine the Share Scheme Transaction Ratio, and the CRML Share prices used to calculate the Scheme VWAP, are denominated in USD. Accordingly, the Australian dollar implied value of the Scheme Consideration will depend on the AUD/USD exchange rate as well as on the Share Scheme Transaction Ratio.

Category	Description
Different regulatory regime and reduced securityholder protections	CRML is incorporated in the British Virgin Islands and listed on NASDAQ, and is subject to BVI securities laws and US federal securities laws and the rules of NASDAQ, rather than the Corporations Act, the ASX Listing Rules and the ASX continuous disclosure regime. The rights of holders of New CRML Shares, and the regulatory protections available to them, will differ from those applicable to holders of EUR Shares. In particular, the takeovers regime in Chapter 6 of the Corporations Act will not apply to dealings in New CRML Shares, and the continuous disclosure, related party transaction and securityholder approval requirements applicable to CRML differ from those applicable to ASX-listed entities. Some EUR Securityholders may regard these differences as a disadvantage.

Dilution and future capital raisings

On implementation of the Schemes, CRML will issue New CRML Shares to Scheme Participants. The number of New CRML Shares to be issued is not fixed and will depend on the Share Scheme Transaction Ratio, and will be greatest if the Maximum Share Scheme Transaction Ratio applies, in which case up to approximately 90,594,121 New CRML Shares may be issued under the Schemes. The issue of those shares, together with any subsequent sales (including on-market sales by the Sale Agent of New CRML Shares attributable to Ineligible Holders and Small Holders under the Sale Facility), may increase the number of CRML Shares available for trading on NASDAQ and may create selling pressure that adversely affects the market price of CRML Shares.

Following implementation of the Schemes, CRML may need to raise additional capital to fund the development of its projects and its working capital requirements. If CRML raises additional funding by issuing further equity securities, or securities convertible into equity securities, the interests of holders of New CRML Shares may be diluted and the market price of CRML Shares may be adversely affected. If CRML issues debt securities or preferred equity securities that rank ahead of New CRML Shares, those securities may carry rights, preferences or privileges more favourable than those attaching to New CRML Shares, and holders of New CRML Shares will bear the risk that such future offerings reduce the market price of, and dilute the value of, their New CRML Shares. CRML cannot predict the amount, timing or terms of any future offering, which will depend on market conditions and other factors beyond its control.

Completion of key projects may affect the market price of CRML Shares

The value of the New CRML Shares received as Scheme Consideration, and the future price of CRML Shares, will depend in part on the successful development of CRML’s key projects, in particular the Tanbreez Rare Earth Project and the Wolfsberg Lithium Project. Material delays in, or the failure to deliver, the development of those projects within anticipated timelines, budgets and expected outcomes may adversely affect the market price of CRML Shares and, accordingly, the value of the New CRML Shares held by former EUR Securityholders.

In addition, to the extent that developments concerning CRML’s key projects affect the CRML Share price before the end of the Scheme VWAP Period, they may also affect the number of New CRML Shares you receive under the Schemes (through the Share Scheme Transaction Ratio), and not only the value of those New CRML Shares.

8.6	Risks to EUR Securityholders if the Schemes do not proceed

EUR Securityholders should be aware that if the Schemes do not proceed, EUR Securityholders will retain their EUR Securities and will not receive any form of Scheme Consideration. EUR Securityholders may, in addition to the normal risks EUR faces, be exposed to the additional risks as described in this Section.

(a)	Risks arising from the Schemes not being implemented

Category	Description
EUR Securityholders will not receive the Scheme Consideration	If the Schemes are not implemented, EUR Shareholders and EUR Optionholders will retain their EUR Securities and will not receive the Scheme Consideration (or, in the case of Ineligible Holders, Small Holders or Electing Holders, the net proceeds of sale under the Sale Facility). EUR would remain listed on the ASX and continue to operate its business, and EUR Securityholders would continue to be exposed to the risks and benefits of holding EUR Securities.

The trading price of EUR Shares and EUR Options may fall in the absence of a Superior Proposal	The market price of EUR Shares and EUR Options is affected by many factors, including investor sentiment, interest rates, general market and economic conditions and government regulation. If the Schemes are not implemented and no Superior Proposal for EUR emerges, the trading price of EUR Shares and EUR Options may fall below recent trading levels, including to the extent that any uplift following announcement of the Merger is not sustained, and may trade below the value attributed by the Independent Expert.

Transaction costs will be borne by EUR	If the Schemes are not implemented, EUR will have incurred (and will continue to bear) a proportion of the transaction and other costs of the Merger, subject to any off-set by way of the Reverse Reimbursement Fee from CRML (if payable). EUR may also be required to pay the Reimbursement Fee to CRML in certain circumstances in which the Schemes do not proceed. Further information regarding the Reimbursement Fee and the Reverse Reimbursement Fee, and the circumstances in which they may become payable, is set out in Section 1.6(b).

The benefits of the Combined Group will not be realised	If the Schemes are not implemented, EUR will remain a standalone entity listed on the ASX and the strategic and financial benefits anticipated from the Combined Group (including elimination of the look-through valuation discount on EUR’s shareholding in CRML, simplified governance and an enhanced capital markets profile) will not be realised.

Category	Description
Funding, financing and going concern

If the Schemes are not implemented, EUR expects that it will need to raise additional funds to provide working capital and to fund its ongoing activities and commitments, including in connection with its interest in Velta and its projects. Additional funding may be sourced from equity issues, the sale of non-core assets, or debt or offtake-related financing. Funding through equity issues is dependent on market conditions and would be dilutive to EUR Shareholders, and debt or offtake-related financing may not be available or may impose restrictions on EUR’s operations. There is no guarantee that EUR will be able to secure additional funding as and when required, or on terms favourable to EUR.

EUR’s ongoing operations and the development of its projects are dependent on the availability of adequate capital. If EUR is unable to secure the necessary capital or funding when needed, either at all or on favourable terms, there can be no assurance that EUR will be able to continue to fund its activities, which may give rise to uncertainty as to EUR’s ability to continue as a going concern.

Carrying values of EUR’s assets may not be realised, and may be subject to impairment or remeasurement

The carrying values attributed to EUR’s assets in EUR’s financial statements are accounting estimates determined under Australian Accounting Standards and depend on assumptions and judgements which may change. The most recent published financial information for EUR is the reviewed half year financial report for the half year ended 31 December 2025, which reported net assets of A$1,308,601,335. EUR’s assets have not been remeasured for the purposes of this Scheme Booklet.

If any of EUR’s assets are impaired or written down, EUR’s net assets and net tangible assets per EUR Share would be reduced, and the market price of EUR Shares and EUR Options may fall. Because the Independent Expert’s assessment of the value of an EUR Share on a control basis has regard to the value of EUR’s assets, a change in those values may also affect the assessment set out in the Independent Expert’s Report, including the conclusions on fairness described in Section 1.4.

If the Schemes are not implemented, EUR Securityholders will retain their EUR Securities and EUR will continue to hold those assets and to bear the risks described above. If the Schemes are implemented, those assets will form part of the Combined Group, and EUR Securityholders should also refer to the risks relating to the Combined Group in Sections 8.3 and 8.4 above.

(b)	Other risks for EUR as a standalone entity

Category	Description
Continuing business risks	If the Schemes are not implemented and no Superior Proposal emerges, EUR intends to continue with its existing strategy. As a standalone entity, EUR will remain exposed to the risks described in the general risks relating to the Combined Group above, to the extent those risks relate to EUR’s own business and operations (rather than to CRML or the Combined Group), as well as to the other risks to which EUR is currently subject.

Jurisdiction and sovereign risk	As a standalone entity, EUR will remain exposed to sovereign and geopolitical risk in the jurisdictions in which it has interests, including risks connected with Ukraine (through its interest in Velta) and, indirectly, its interest in CRML and the Tanbreez Rare Earth Project in Greenland. Government policy changes, conflict, or changes in the legal or regulatory regimes of those jurisdictions may have a material adverse effect on EUR’s operations and financial position.

Value of EUR’s interest in CRML	If the Schemes are not implemented, CRML may need to raise further funds through equity or debt financing, asset sales, joint ventures or other means, which may in turn adversely affect the value of EUR’s interest in CRML and, indirectly, the Tanbreez Rare Earth Project.

9.	tax considerations

9.1	Australian taxation outline

The following is a general description of the Australian tax consequences of the Share Scheme (assuming it becomes Effective) for Share Scheme Participants and the Option Scheme (assuming it becomes Effective) for Option Scheme Participants upon implementation of the Share Scheme or Option Scheme (where relevant). It does not constitute tax advice and should not be relied upon as such.

The description is based upon the Australian tax law and administrative practice in effect as at the Last Practicable Date but is general in nature and is not intended to be an authoritative or complete statement of the laws applicable to the particular circumstances of an EUR Securityholder. EUR Securityholders should seek independent professional advice in relation to their own particular circumstances.

The income tax comments set out below are relevant only to those EUR Securityholders who hold their EUR Shares and the CRML Shares on capital account. The description does not address the Australian income tax consequences for EUR Securityholders who:

●	hold their EUR Shares and/or EUR Options and / or CRML Shares for the purposes of speculation or carry on a business of trading in securities, on revenue account or as trading stock;

●	acquired their EUR Shares and/or EUR Options pursuant to an employee share, option or rights plan;

●	are subject to special tax rules, such as financial institutions, insurance / life insurance companies, partnerships, superannuation funds, tax exempt organisations, entities subject to the Investment Manager Regime under Subdivision 842-I of the Income Tax Assessment Act or temporary residents;

●	hold their EUR Shares and/or EUR Options as part of an enterprise carried on at or through a permanent establishment;

●	change their tax residence while holding EUR Shares and/or EUR Options;

●	invest indirectly into EUR Shares and/or EUR Options through directed portfolio services, master funds or other portfolio administration services;

●	are dealers in EUR Shares and/or EUR Options, insurance companies or banks;

●	are subject to the taxation of financial arrangements rules in Division 230 of the Income Tax Assessment Act in relation to gains and losses on their EUR Shares and/or EUR Options;

●	are Ineligible Holders or Small Holders; or

●	are dual residents of both Australia and a country other than Australia.

EUR does not intend to apply to the ATO for a class ruling to confirm the Australian income tax implications for EUR Securityholders in relation to their disposal of EUR Shares and/or EUR Options under the Share Scheme or Option Scheme (as applicable) (including the availability of scrip-for-scrip Roll-Over Relief in relation to the Share Scheme) (ATO Class Ruling) and therefore the income tax implications of the Schemes cannot be confirmed with certainty. EUR Securityholders should seek, and rely on, their own independent professional tax advice having regard to their particular circumstances.

A summary of the general Australian income tax implications is set out below. Outcomes may differ if the ATO adopts an alternative view. This description is based on Australian tax law and relevant regulations, rulings or judicial or administrative interpretations of such tax laws as at the date of this Scheme Booklet.

9.2	Australian income tax considerations of the Share Scheme for Australian tax resident EUR Shareholders

(a)	Capital gains tax

The disposal of EUR Shares by EUR Shareholders to CRML gives rise to a CGT event A1 for the EUR Shareholders. The timing of the CGT event should be the date the EUR Shares are disposed of, which will occur on the Implementation Date. In the absence of scrip-for-scrip Roll-Over Relief (discussed below), the following income tax consequences are expected to arise for the EUR Shareholders that acquired (or are deemed to have acquired) their EUR Shares on or after 20 September 1985. An EUR Shareholder will generate:

●	a capital gain if the capital proceeds from the disposal of their EUR Shares are greater than the cost base of their EUR Shares (as relevant); or

●	a capital loss if the capital proceeds from the disposal of their EUR Shares are less than the reduced cost base of their EUR Shares (as relevant).

(b)	Capital proceeds received under the Share Scheme

The capital proceeds received for the disposal of a EUR Shareholder’s EUR Shares should be equal to the market value of the Share Scheme Consideration received by them (determined on the Implementation Date).

(c)	Cost base and reduced cost base

The cost base (and reduced cost base) of the EUR Shares should generally be equal to the cost of acquiring those EUR Shares plus certain incidental costs of acquisition, ownership and disposal (such as brokerage fees and legal costs). The reduced cost base of a EUR Share is determined in a manner similar to the cost base although some differences in the calculation of reduced cost base do exist depending on the EUR Shareholder’s individual circumstances. The cost base and reduced cost base of each EUR Share will depend on the individual circumstances of each EUR Shareholder.

(d)	CGT discount

Individuals, complying superannuation entities or trustees that have held their EUR Shares for at least 12 months may be entitled to benefit from the CGT discount to reduce the amount of the capital gain (after application of capital losses) from the disposal of their EUR Shares by:

●	50% in the case of individuals and Division 6 trusts (for trustees, the ultimate availability of the discount for the beneficiaries of a Division 6 trust will depend on the particular circumstances of the beneficiaries); or

●	33⅓% for complying superannuation entities.

The CGT discount will not be available to a EUR Shareholder that is a company.

(e)	CGT amendments

The Federal Government announced as part of the 2026-27 Federal Budget (handed down on 12 May 2026) that the 50% capital gains tax (CGT) discount would be replaced with a cost base indexation regime (being an adjustment of an asset’s cost base for inflation) together with a new minimum 30% tax rate on net capital gains, subject to certain exceptions.

On 26 June 2026, the Treasury Laws Amendment (Tax Reform No. 1) Bill 2026 received Royal Assent such that it became formally enacted as the Treasury Laws Amendment (Tax Reform No. 1) Act 2026 (Cth) (Tranche 1 CGT Amendments).

The Tranche 1 CGT Amendments broadly apply to capital gains derived on or after 1 July 2027 by individuals, trusts and partnerships in respect of CGT assets, subject to various exceptions and transitional rules.

In broad terms:

●	if the EUR Shares are acquired and disposed of before 1 July 2027, the CGT discount rules apply;

●	if the EUR Shares are acquired on or after 1 July 2027, the new CGT rules will apply (including cost base indexation and the 30% minimum tax); and

●	if the EUR Shares are acquired before 1 July 2027 and disposed of after 1 July 2027, the CGT discount will generally continue to apply in respect of capital gains accrued up to 30 June 2027, while the new CGT regime will generally apply only to the portion of any gains accruing from 1 July 2027.

The Government has separately indicated that targeted concessions may be retained or introduced for certain small business and early-stage investments. However, any such measures remain subject to further consultation and legislative development.

On 4 August 2026, the Government published exposure draft legislation (including Treasury Laws Amendment (Tax Reform No. 3) Bill 2026) containing the second stage of the reforms (Tranche 2 CGT Amendments).

The draft Tranche 2 CGT Amendments have been opened for consultation and have not yet been introduced into Parliament.

The discussion above is necessarily general in nature and does not constitute a complete description of the reforms and the Tranche 1 CGT Amendments or Tranche 2 CGT Amendments.

Australian resident EUR Shareholders should seek their own professional tax advice regarding the potential impact of these measures to their particular circumstances.

(f)	Capital gains and capital losses

Capital gains and capital losses for an income year are taken into account in determining whether an EUR Shareholder has a net capital gain. A net capital gain is included in the assessable income of the relevant EUR Shareholder and is subject to income tax (subject to scrip-for-scrip rollover relief or any applicable CGT discount). A net capital loss cannot be deducted against other income, but may be carried forward to offset future capital gains (subject to applicable loss recoupment tests for certain taxpayers).

For EUR Shareholders that are companies or trusts, additional loss integrity rules may apply and can limit the ability to utilise capital losses in the current or future income years.

(g)	Scrip-for-scrip Roll-Over Relief

EUR Shareholders who make a capital gain on disposal of their EUR Shares under the Share Scheme may choose to apply scrip-for-scrip Roll-Over Relief to the extent they receive CRML Shares in respect of their EUR Shares. However, the rules are complex and therefore EUR Shareholders are advised to seek and only rely upon their own independent professional tax advice in relation to their own particular circumstances.

Scrip-for-scrip Roll-Over Relief is not available where a capital loss is made upon the disposal of any particular EUR Shares even where the capital proceeds of these EUR Shares are received in the form of CRML Shares.

If scrip-for-scrip Roll-Over Relief is available and chosen by a EUR Shareholder, the capital gain realised from the disposal of the particular EUR Shares will be disregarded to the extent the roll-over applies.

As per the Scheme Implementation Deed, CRML has confirmed that it will not make an election under section 124-795(4) of the Income Tax Assessment Act to deny scrip-for-scrip Roll-Over Relief.

EUR Shareholders wishing to obtain scrip-for-scrip Roll-Over Relief must make a choice to apply scrip-for-scrip Roll-Over Relief by the time they lodge their income tax return for the income year in which the Implementation Date occurs. The choice to apply scrip-for-scrip Roll-Over Relief is generally evidenced by the way in which the EUR Shareholder prepares their income tax return. There is no need to lodge a separate notice with the ATO.

Where a EUR Shareholder has chosen scrip-for-scrip rollover relief:

●	the first element of the cost base of the CRML Shares received as Share Scheme Consideration should be equal to the proportion of the cost base of their original EUR Shares that were exchanged for Share Scheme Consideration; and

●	the CRML Shares will be taken to be acquired at the time their EUR Shares were originally acquired for CGT purposes.

The benefit of choosing scrip-for-scrip Roll-Over Relief will depend upon the individual circumstances of each EUR Shareholder.

(h)	Where scrip-for-scrip Roll-Over Relief is not chosen or available

Where scrip-for-scrip Roll-Over Relief is not chosen or is not available in relation to a EUR Shareholder’s disposal of EUR Shares under the Share Scheme:

●	the capital gain or capital loss from the disposal of the EUR Shareholder’s EUR Shares will be taken into account in calculating the EUR Shareholder’s net capital gain for the income year in which the Implementation Date occurs;

●	the first element of the cost base of each CRML Share (i.e., the Share Scheme Consideration) received should be an amount equal to the market value of the EUR Share given in respect of acquiring the CRML Share, determined on the Implementation Date; and

●	the acquisition date of the CRML Shares will be the Implementation Date. This date will be relevant for any future application of the CGT discount with respect to CGT events occurring in respect of the CRML Shares.

(i)	Dividends on New CRML Shares

The assessable income of an Australian tax resident for Australian tax purposes includes the ordinary income derived directly and indirectly from Australian and worldwide sources.

Accordingly, after the Share Scheme is implemented, an Australian resident EUR Shareholder will be required to include in its assessable income the gross amount of any dividends it receives from CRML Shares when these dividends are paid or credited to them. It is assumed that such dividends will not be franked and, therefore, no franking credits will be available to the EUR Shareholder.

To the extent that such dividends are sourced from outside Australia or otherwise subject to foreign withholding taxes, withholding tax may be imposed in the relevant source jurisdiction. The rate and application of such withholding tax will depend on the domestic tax law of that jurisdiction and any applicable double taxation agreement. Any foreign withholding tax will generally be imposed on a gross basis at source and may give rise to a foreign income tax offset in Australia, subject to the satisfaction of the relevant requirements (discussed below).

Where an EUR Shareholder is an Australian resident company that holds a participation interest of at least 10% in CRML, dividends received from CRML may be treated as non-assessable non-exempt income under Australia’s foreign non-portfolio dividend exemption, provided the relevant requirements are satisfied.

(j)	Foreign income tax offsets

Australian resident EUR Shareholders (or beneficiaries in the case of Division 6 trusts) may be entitled to claim a Foreign Income Tax Offset (FITO) for an income year where they have paid foreign income tax on amounts included in their Australian assessable income for the year.

A FITO is a credit that is used to reduce the Australian income tax that would otherwise be payable. Australian resident EUR Shareholders should generally, and subject to any limitation applicable to their particular circumstances, be entitled to a FITO for any tax withheld on dividends paid to them by CRML.

A FITO may also be available to Australian-resident EUR Shareholders for the foreign tax applicable, if any, on any gain derived from the disposal of EUR Shares. We recommend seeking professional tax advice in these circumstances.

(k)	Future disposal of New CRML Shares

Where an Australian resident EUR Shareholder who holds their CRML Shares on capital account sells, transfers or otherwise disposes of their CRML Shares, a CGT event may arise and the relevant EUR Shareholder may:

●	derive a capital gain to the extent capital proceeds exceed the cost base of the CRML Shares (as discussed above); or

●	incur a capital loss to the extent the reduced cost base of the CRML Shares (as discussed above) exceeds the capital proceeds.

As discussed above, any capital gain derived from the disposal of New CRML Shares held on capital account should be included in calculating a EUR Shareholder’s net capital gain for the income year (subject to any Roll-Over Relief etc.). The resulting net capital gain (if any) should be included in the assessable income of an Australian resident EUR Shareholder and taxed accordingly. Broadly, where an Australian resident EUR Shareholder is a company, any capital gains or losses on disposal of New CRML Shares may be reduced by a percentage to which the underlying assets of CRML are used in the “active business” of that entity, provided the Australian resident company holds a “direct voting percentage” of 10% or more in CRML throughout a 12 month period that began no earlier than 24 months before the time of the disposal and ended no later than that time.

If an Australian resident EUR Shareholder receives any foreign capital proceeds (i.e. in USD), such proceeds should be converted into Australian dollars at the prevailing exchange rate at the time of the disposal for Australian tax purposes. EUR Shareholders should obtain independent professional tax advice in relation to any foreign exchange implications having regard to their particular circumstances.

9.3	Australian income tax considerations of the Share Scheme for non-resident EUR Shareholders

(a)	Capital gains tax

For EUR Shareholders who:

●	are not a resident of Australia for Australian tax purposes (including not a dual tax resident); and

●	do not hold or use (and has not at any time held or used) their EUR Shares in carrying on a business through a permanent establishment in Australia,

CGT event A1 will apply to the non-resident EUR Shareholders upon disposal of their EUR Shares in exchange for New CRML Shares. The timing of the CGT event should be the date the EUR Shares are disposed of, which will occur on the Implementation Date.

The non-resident EUR Shareholders may make:

●	a capital gain if the capital proceeds from the disposal of their EUR Shares are greater than the cost base of their EUR Shares (as relevant); or

●	a capital loss if the capital proceeds from the disposal of their EUR Shares are less than the reduced cost base of their EUR Shares (as relevant).

Scrip-for-scrip Roll-Over Relief may not be available to a non-resident EUR Shareholder unless, amongst other conditions, the CRML Shares received are Taxable Australian Property (TAP) immediately after the exchange.

However, any capital gains or losses may be disregarded by a non-resident EUR Shareholder if their EUR Shares do not constitute Taxable Australian Property (TAP). The EUR Shares will generally constitute TAP where they are an indirect Australian real property interest (IARPI). Broadly, this requires that:

●	More than 50% of the market value of EUR’s assets is attributable to Australian real property (i.e. a freehold or leasehold interest in Australian real property, or mining, quarrying or prospecting rights in land in Australia, whether held directly or indirectly through its subsidiaries) and the non-resident EUR Shareholder (together with its associates) holds a non-portfolio interest (10% or more) in EUR; or

●	The EUR Shareholder used the EUR Shares at any time in carrying on a business through an Australian permanent establishment.

If the non-resident EUR Shareholder has not used their EUR Shares at any time to carry on a business through an Australian permanent establishment, and where the EUR Shares are not TAP, any capital gain or loss made should be disregarded for Australian CGT purposes.

Non-resident EUR Shareholders should seek their own independent advice as to the taxation implications of the Share Scheme under Australian law and in their country of residence.

The Treasury Laws Amendment (Strengthening Accountability for Tax Adviser Misconduct and Other Measures) Bill 2026, which passed both Houses of Parliament on 10 September 2026 and received Royal Assent on 15 September 2026, which concerns, among other matters, Australia’s foreign resident CGT regime, has introduced a statutory definition of “real property” and broadens the circumstances in which shares, membership interests, rights and options may constitute TAP. This amendment may affect whether the EUR Shares constitute TAP at the time of disposal. Accordingly, non-resident EUR Shareholders should obtain their own independent Australian taxation advice regarding the application of these amendments to their particular circumstances, including whether the EUR Shares constitute TAP.

(b)	Foreign resident capital gains withholding tax

If a Scheme Participant is a non-resident of Australia, the foreign resident capital gains withholding tax regime can apply to their Scheme Shares, unless the Scheme Shares are not TAP (as defined in the Income Tax Assessment Act 1997 (Cth)).

Under the foreign resident capital gains withholding tax (FRCGW) rules, CRML may have the obligation to withhold an amount of up to 15% of the Share Scheme Consideration or the Option Scheme Consideration (as relevant) payable to a EUR Shareholder and pay that amount to the ATO. If such withholding is required, CRML will appoint the Sale Agent to sell 15% of the Share Scheme Consideration or the Option Scheme Consideration (as relevant) and arrange to have that amount remitted to the ATO.

EUR Scheme Participants may be required to provide CRML with declarations or other documentation relevant to the application of the FRCGW rules, including declarations regarding Australian tax residency or whether the EUR Shares are indirect Australian real property interests. This includes:

●	a valid declaration that they are an Australian tax resident or that the EUR Shares are not “indirect Australian real property interests”; or

●	a Variation Notice provided by the ATO varying the amount or rate of tax to be withheld by CRML (if applicable).

A copy of a declaration will be sent to all Scheme Participants whose registered address is outside Australia, substantially in the form set out in Annexure J of this Scheme Booklet. In addition, EUR may contact certain Scheme Participants, including those holding 10% or more of the EUR Shares, to request that a completed declaration form be provided to CRML (collectively referred to as the Particular Scheme Participants).

It is the responsibility of each EUR Scheme Participant to determine whether they are required to provide a declaration or Variation Notice and, where applicable, to ensure that a valid declaration or Variation Notice is provided to CRML before the Implementation Date.

Unless a valid declaration or Variation Notice is provided to CRML in respect of a Particular Scheme Participant, CRML must withhold up to 15% of the Scheme Consideration otherwise payable to that Scheme Participant and remit that amount to the ATO in accordance with the foreign resident capital gains withholding rules. Declarations and Variation Notices received after the Implementation Date are not expected to be effective to prevent withholding. Any amount withheld and remitted to the ATO may be available as a credit or refund upon lodgement of the relevant Scheme Participant’s Australian income tax return, depending on their particular circumstances.

Non-resident Scheme Participants should seek their own independent taxation advice regarding the application of the Schemes to their particular circumstances. The Australian taxation consequences described in this Scheme Booklet are based on the law and administrative practice in effect at the date of this Scheme Booklet. No Class Ruling has been sought from the ATO in relation to the Scheme.

9.4	Australian income tax considerations of the Option Scheme for Australian resident EUR Optionholders

(a)	CGT on exercise of EUR Options into EUR Shares

The comments regarding the exercise of the EUR Options into EUR Shares are general in nature and assume that the EUR Options and Resulting EUR Shares are held on capital account.

The Australian income tax consequences for a particular EUR Optionholder may differ depending on their individual circumstances. EUR Optionholders should seek and rely on their own independent professional taxation advice.

The exercise of EUR Options may give rise to CGT consequences for EUR Optionholders. However, any capital gain or capital loss arising on the exercise of the EUR Options may generally be disregarded where Division 134 roll-over relief applies. The timing of the CGT event should be the date when the relevant EUR Options are exercised, being the Option conversion date, being 2 Business Days following the Record Date or such other date as EUR and CRML agree in writing.

A EUR Optionholder may make a capital gain if the capital proceeds from the ending of the EUR Option exceed the cost base of the EUR Option, or a capital loss if those capital proceeds are less than the reduced cost base of the EUR Option. However, any capital gain or capital loss may be disregarded if Division 134 roll-over relief applies.

(b)	Division 134 roll-over relief

EUR Optionholders who make a capital gain or loss on the exercise of their EUR Options into EUR Shares under the Option Scheme may be eligible for Division 134 roll-over relief to disregard any capital gain or loss.

Where Division 134 roll-over relief applies:

●	the capital gain (or capital loss) made by a EUR Optionholder that happens in relation to the conversion of a EUR Option to a Resulting EUR Share in accordance with the Option Scheme should be disregarded; and

●	the first element of the cost base and reduced cost base of the Resulting EUR Share should be equal to what the EUR Optionholder paid for the EUR Option plus any amount paid to exercise it. As per clause 4.2(a) of the Option Scheme the payment of any exercise price by the EUR Optionholders will be nil.

(c)	CGT on the transfer of the Resulting EUR Shares for CRML Shares

The comments regarding the transfer of the Resulting EUR Shares for CRML Shares are general in nature and assume that the Resulting EUR Shares are held on capital account.

The Australian income tax consequences for a particular EUR Optionholder may differ depending on their individual circumstances. EUR Optionholders should seek and rely on their own independent professional taxation advice.

Following the exercise of the EUR Options, the Resulting EUR Shares will be transferred to CRML in accordance with the terms of the Option Scheme. Each EUR Optionholder will receive CRML Shares in accordance with the Option Scheme Consideration on the Implementation Date.

Where the EUR Optionholder holds the Resulting EUR Shares on capital account, CGT event A1 will occur for the EUR Optionholders in respect of the disposal of their Resulting EUR Shares for CRML Shares. EUR Optionholders may generate a capital gain or loss on the disposal of the Resulting EUR Shares consistent with the treatment described in Section 9.2(a).

(d)	Capital proceeds received under the Option Scheme

The capital proceeds received for the disposal of a EUR Optionholders Resulting EUR Shares should be equal to the market value of the Option Scheme Consideration received by them (determined on the Implementation Date).

(e)	Cost base and reduced cost base

The cost base (and reduced cost base) of the Resulting EUR Shares should generally be equal to the cost of acquiring that EUR Option plus certain incidental costs of acquisition, ownership and disposal (such as brokerage fees and legal costs) plus any amount paid to exercise the EUR Option. As per Clause 4.2(a) of the Option Scheme the payment of any exercise price by the EUR Optionholders will be nil. The reduced cost base of a Resulting EUR Share is determined in a manner similar to the cost base although some differences in the calculation of reduced cost base do exist depending on the EUR Optionholders individual circumstances. The cost base and reduced cost base of each Resulting EUR Share will depend on the individual circumstances of each EUR Optionholder.

(f)	CGT discount

The availability of the CGT discount in respect of any capital gain arising on the disposal of Resulting EUR Shares under the Option Scheme will depend on the particular circumstances of each EUR Optionholder. EUR Optionholders should seek and rely on their own independent professional tax advice in relation to their specific circumstances.

(g)	Capital gains and capital losses

Refer to the commentary in Section 9.2(f).

(h)	Scrip-for-scrip Roll-Over Relief

EUR Optionholders who make a capital gain on disposal of their Resulting EUR Shares may choose to apply scrip-for-scrip Roll-Over Relief to the extent they receive CRML Shares. However, as outlined in Section 9.2(g), the rules are complex and therefore EUR Optionholders are advised to seek and only rely upon their own independent professional tax advice in relation to their own particular circumstances. Refer to Section 9.2(g) for further details of the application of scrip-for-scrip Roll-Over Relief.

(i)	Where scrip-for-scrip Roll-Over Relief is not chosen or available

Alternatively, where scrip-for-scrip Roll-Over Relief is not chosen or is not available in relation to a EUR Optionholders disposal of the Resulting EUR Shares for CRML Shares under the Option Scheme, the tax consequences are set out in Section 9.2(h).

(j)	Dividends on New CRML Shares

Refer to commentary in Section 9.2(i).

(k)	Foreign income tax offsets

Refer to the commentary in Section 9.2(j).

(l)	Future disposal of CRML Shares

Refer to the commentary in Section 9.2(k).

9.5	Australian income tax considerations of the Option Scheme for non-resident EUR Optionholders

(a)	CGT on Exercise of the EUR Options into Resulting EUR Shares

The comments regarding the exercise of the EUR Options into EUR Shares are general in nature and assume that the EUR Options and Resulting EUR Shares are held on capital account.

For EUR Optionholders who:

●	are not a resident of Australia for Australian tax purposes; and

●	do not hold or use (and has not at any time held or used) their EUR Options in carrying on a business through a permanent establishment in Australia,

CGT event C2 will apply to the non-resident EUR Optionholders upon exercise of their EUR Options into Resulting EUR Shares. The timing of the CGT event should be the Option conversion date. However, any capital gains or losses on exercise of the EUR Options into Resulting EUR Shares may be disregarded, to the extent that the EUR Options are not TAP.

Non-resident EUR Optionholders should seek independent tax advice on whether their EUR Options or Resulting EUR Shares constitute TAP.

(b)	CGT on Disposal of Resulting EUR Shares

The non-resident EUR Optionholder may make:

●	a capital gain if the capital proceeds from the disposal of their Resulting EUR Shares are greater than the cost base of their Resulting EUR Shares (as relevant); or

●	a capital loss if the capital proceeds from the disposal of their Resulting EUR Shares are less than the reduced cost base of their Resulting EUR Shares (as relevant).

Any capital gains or losses may be disregarded by a non-resident EUR Optionholder if their Resulting EUR Shares do not constitute TAP. Refer to the comments in Section 9.3(a).

EUR Optionholders should also seek advice from their tax adviser as to the taxation implications of the Option Scheme in their country of residence.

9.6	Foreign resident capital gains withholding tax

Refer to the commentary in Section 9.3(b).

9.7	Goods and services tax (GST)

EUR Securityholders should not be liable for GST in respect of a disposal of their EUR Shares under the Share Scheme or their EUR Options under the Option Scheme or acquisition of CRML Shares.

If EUR Securityholders incur GST on acquisition or disposal costs (e.g. GST on legal, financial or tax advice they seek), they may not be entitled to claim input tax credits or may only be entitled to reduced input tax credits in relation to any GST incurred on these costs. EUR Securityholders should seek independent tax advice in relation to their individual circumstances.

9.8	Stamp duty

EUR Securityholders should not be liable for any stamp duty in any Australian State or Territory in relation to the disposal of their EUR Securities or acquisition of CRML Shares. Under the terms of the Scheme Implementation Deed, CRML must pay all stamp duty payable on the Scheme Implementation Deed and any transaction contemplated by the Scheme Implementation Deed.

9.9	Residency of CRML

The comments above are predicated on the assumption that CRML is not an Australian tax resident, nor a dual tax resident for Australian tax purposes.

9.10	New Zealand Taxation

The following is a general description of the New Zealand tax consequences of the Share Scheme (assuming it becomes Effective) for EUR Shareholders and the Option Scheme (assuming it becomes Effective) for EUR Optionholders upon implementation of the Share Scheme or Option Scheme (where relevant). It does not constitute tax advice and should not be relied upon as such.

The description is based upon the New Zealand law and administrative practice in effect as at the Last Practicable Date. The description is not particular to any EUR Securityholder and does not set out all New Zealand tax considerations that may be applicable. EUR Securityholders should seek independent professional tax advice in relation to their own particular circumstances.

The description is limited to EUR Securityholders who are New Zealand tax resident and who are not transitional resident. It also does not apply to EUR Securityholders who are otherwise exempt from New Zealand tax, or whose EUR Shares and/or EUR Options are held pursuant to an employee share scheme, or to Ineligible Holders, Small Holders and Electing Holders. The description does not address all methods of calculating New Zealand foreign investment fund income, including the extended revenue account method.

EUR Securityholders who are tax residents of New Zealand and a country or jurisdiction other than New Zealand should take into account the tax consequences of the Scheme under the laws of their country or jurisdiction of residence as well as under New Zealand law.

EUR does not intend to apply to Inland Revenue for a ruling to confirm the New Zealand income tax implications for EUR Securityholders in relation to their disposal of EUR Shares and/or EUR Options under the Share Scheme or Option Scheme (as applicable) and therefore the income tax implications of the Schemes cannot be confirmed with certainty. EUR Securityholders should seek, and rely on, their own independent professional tax advice having regard to their particular circumstances.

(a)	New Zealand income tax considerations of the Share Scheme for New Zealand tax resident EUR Shareholders

Tax consequences on disposal of EUR Shares

The exchange of EUR Shares for CRML Shares by the EUR Shareholders will result in a disposal of those EUR Shares for New Zealand tax purposes.

By virtue of holding EUR Shares, the EUR Shareholders currently hold shares in a foreign company, which is a foreign investment fund (FIF) for New Zealand tax purposes. There are exemptions from the FIF rules, including an exemption for certain Australian resident companies listed on the ASX. EUR Shares will qualify for this exemption provided that EUR meets the conditions of being solely tax resident in Australia, listed on the ASX at the relevant time and is required to maintain a franking credit account. Where this exemption applies to EUR Shares, the New Zealand tax consequences of a disposal of a EUR Shareholder’s EUR Shares would be determined under New Zealand’s ordinary tax rules applying to a disposal of shares.

New Zealand currently has no comprehensive capital gains tax, but a disposal of shares that are revenue account property may give rise to income under the Income Tax Act 2007. EUR Shares would be revenue account property for a EUR Shareholder if the shares were acquired by the EUR Shareholder for the dominant purpose of disposing of them, as part of a business dealing in shares, or as part of a profit-making undertaking or scheme. EUR Shares that do not meet these conditions would be capital account property for the EUR Shareholder.

If a EUR Shareholder holds their EUR Shares on revenue account, they will be taxable on the difference between the value of the consideration received under the Scheme (being either New CRML Shares or cash consideration) and the cost of their EUR Shares.

If a EUR Shareholder instead holds their EUR Shares on capital account, they would not be subject to New Zealand income tax on the disposal of their EUR Shares.

No New Zealand goods and services tax should be payable by a EUR Shareholder. No New Zealand stamp duty, transfer taxes or other similar duties or taxes will apply to disposal of EUR Shares.

Tax consequences of holding the New CRML Shares

The tax consequences for a CRML Shareholder of holding New CRML Shares will depend on whether the New CRML Shares are taxed under the FIF rules (FIF Taxation) or ordinary tax rules.

FIF Taxation will apply if the total cost of all equity interests in foreign companies held by that CRML Shareholder exceeds NZ$50,000. The New Zealand Government has proposed increasing the FIF de minimis threshold from NZ$50,000 to NZ$100,000 with effect from 1 April 2026 (the 2026/27 tax year), subject to the enactment of the relevant legislation. For the purposes of determining the total cost, the cost of the New CRML Shares is determined at the time of acquisition of the New CRML Shares, not at the time of the acquisition of the EUR Shares. FIF Taxation will also apply to the New CRML Shares where an existing EUR Shareholder has elected to apply the FIF rules, despite being under the threshold.

Where FIF Taxation applies, the CRML Shareholder will be required to determine taxable income from their New CRML Shares for each tax year using a calculation method prescribed in the FIF rules (generally, on a whole portfolio basis, unless required to apply a different calculation method for specific FIF investments).

The main calculation methods are as follows:

●	The primary method under the FIF rules is the “fair dividend rate” method. Under that method, the CRML Shareholder is deemed to have income, each income year, equal to 5% of the New Zealand dollar market value of the CRML Shareholder’s FIF investments, including their New CRML Shares, as at the beginning of each income year following the acquisition of the shares. Any amounts received in relation to their New CRML Shares (including distributions and proceeds from the sale of their New CRML Shares) are not separately taxed. A variation of the fair dividend rate method applies where New CRML Shares are acquired and disposed of in the same tax year.

●	Individuals and certain trusts can switch to the “comparative value” method from year to year. This method would result in them being taxed on their actual unrealised and realised gain from their FIF investments (including their New CRML Shares) over the relevant tax year, converted to New Zealand dollars. This switch can be made in a tax year where the actual gain in that year is less than the deemed 5% return under the fair dividend rate method (although losses are not deductible). However, the switch must be made for their whole portfolio of FIF investments, subject to limited exceptions.

Where a CRML Shareholder’s New CRML Shares are not subject to FIF Taxation, ordinary tax rules will apply. Under those rules:

●	Distributions received on New CRML Shares will generally be taxable as dividends. However, where a CRML Shareholder is a company resident in New Zealand, dividends received may be exempt income and not subject to New Zealand income tax.

●	Any amount a CRML Shareholder receives from disposing of their New CRML Shares should not be subject to New Zealand income tax unless the New CRML Shares are revenue account property (see above under the heading “Tax consequences on disposal of EUR Shares” for a summary of the circumstances in which shares will be revenue account property).

Any foreign withholding tax deducted from distributions made by CRML may be allowed as a foreign tax credit against a CRML Shareholder’s New Zealand income tax liability in respect of their holding in CRML, whether under FIF Taxation or ordinary dividend taxation rules. The credit allowed would be limited to the New Zealand tax payable under the FIF rules or on the dividend (as applicable) limited to the maximum withholding tax rate under an applicable double tax agreement.

CRML Shareholders will be required to include any income arising from their New CRML Shares in their New Zealand income tax return and will be responsible for paying any income tax on that income. CRML Shareholders who are subject to FIF Taxation may be required to make a FIF disclosure to the Inland Revenue Department (as part of their tax return filing) that discloses their shareholding in CRML, unless they meet the requirements of the Inland Revenue’s disclosure exemption (currently contained in ITR37).

(b)	New Zealand income tax considerations of the Option Scheme for New Zealand resident EUR Optionholders

Tax consequences on exercise of the EUR Options

EUR Optionholders exercise of EUR Options into Resulting EUR Shares may give rise to income or not be taxable, depending on the EUR Optionholders individual circumstances.

No New Zealand goods and services tax should be payable by a Scheme Participant on exercise of the EUR Options. No New Zealand stamp duty, transfer taxes or other similar duties or taxes will apply to exercise of EUR Options.

Tax consequences on disposal of the Resulting EUR Shares

The disposal of the EUR Shares may be on capital account or on revenue account.

If the disposal of the EUR Shares is on capital account, the disposal of the EUR Shares would not be taxable.

The disposal of the EUR shares may be on revenue account where the EUR Shares are acquired by the EUR Optionholder for the dominant purpose of disposing of them, as part of a business dealing in shares, or as part of a profit-making undertaking or scheme.

EUR Optionholders should get their own tax advice on whether the Resulting EUR Shares are held on capital account or revenue account based on their own individual circumstances. There is a risk that Inland Revenue would consider:

●	the Resulting EUR Shares as held on revenue account and therefore any gain is taxable; and

●	any gain would be calculated as the market value of the CRML Shares received less the amount paid to acquire the EUR Options.

No New Zealand goods and services tax should be payable by a Scheme Participant. No New Zealand stamp duty, transfer taxes or other similar duties or taxes will apply to disposal of Resulting EUR Shares.

Tax consequences of holding the New CRML Shares

Refer to comments in Section 9.10(a).

9.11	United States Taxation

The following is a general discussion of certain U.S. federal income tax consequences of the receipt of New CRML Shares and Cash Consideration (as defined below) in exchange for EUR Shares pursuant to the Share Scheme, and holding and disposing of New CRML Shares received pursuant to the Share Scheme. This discussion is based on provisions of the U.S. Internal Revenue Code of 1986, as amended (the Code), U.S. Treasury regulations promulgated thereunder, and administrative and judicial interpretations thereof, all as in force as of the date hereof. Those authorities are subject to change or differing interpretation at any time, perhaps retroactively, and any such change or interpretation could result in U.S. federal income tax consequences different from those summarized below. This summary is not binding on the U.S. Internal Revenue Service (the IRS) or the courts and, therefore, could be subject to challenge, which could be sustained and may result in tax consequences different from those described below. Neither EUR nor CRML will seek any ruling from the IRS with respect to the tax consequences described herein. This summary does not address the tax consequences of any transaction other than (i) the exchange of EUR Shares for New CRML Shares or (as applicable) cash in the amount of the Net Cash Proceeds (the Cash Consideration) pursuant to the Share Scheme or (ii) holding and disposing of any such New CRML Shares received pursuant to the Share Scheme.

This summary does not address the U.S. federal income tax consequences to Option Scheme Participants, including the consequences of exercising EUR Options or EUR Unlisted Options for EUR Shares pursuant to the Option Scheme, or to holders of EUR Performance Rights that receive New CRML Warrants in connection with the Security Cancellation Deeds entered into pursuant to the Scheme.

This summary is not a comprehensive discussion of all of the tax considerations that may be relevant to a Scheme Participant. In particular, this summary is directed only to Scheme Participants that hold EUR Shares as capital assets within the meaning of Section 1221 of the Code (generally, property held for investment). In addition, this summary does not address state, local or foreign taxes, U.S. federal non-income taxes (e.g., estate and gift taxes), any alternative minimum tax consequences, branch profits tax, special tax accounting rules under Section 451(b) of the Code, the potential application of the Medicare contribution tax on net investment income of certain non-corporate U.S. holders, or the base erosion and anti-abuse tax under Section 59A of the Code.

Moreover, this summary does not address tax consequences to holders who may be subject to special tax rules, such as:

●	banks, insurance companies, and certain other financial institutions;

●	dealers or traders in securities who use a mark-to-market method of tax accounting;

●	brokers, dealers or traders in securities, commodities or currencies;

●	persons holding EUR Shares as part of a hedging transaction, “straddle,” wash sale, conversion transaction or integrated transaction or persons entering into a constructive sale with respect to EUR Shares;

●	tax-exempt entities or government organisations;

●	a tax qualified retirement plan or other tax deferred account (or holders who acquired their EUR Shares through such a plan or account);

●	mutual funds;

●	holders whose functional currency is not the U.S. dollar;

●	EUR Optionholders;

●	partnerships or other entities or arrangements treated as partnerships for U.S. federal income tax purposes, S corporations, real estate investment trusts, regulated investment companies or other flow-through entities (and their respective investors);

●	persons who acquired EUR Shares pursuant to the exercise of any employee stock option (including the EUR Options) or otherwise as compensation;

●	certain former citizens or long-term residents of the United States; or

●	persons who own or have at any time owned 5% or more (by vote or value) of EUR Shares (directly, indirectly, constructively or through attribution).

If an entity or arrangement treated as a partnership for U.S. federal income tax purposes holds EUR Shares, the U.S. federal income tax considerations relating to the Share Scheme will generally depend upon the status and activities of such partnership and the particular partner. Any such partnership should consult its own tax adviser regarding the U.S. federal income tax considerations applicable to it and its partners relating to the Share Scheme.

For purposes of this summary, a “U.S. holder” is a beneficial owner of EUR Shares that is an individual who is a citizen or resident of the United States, a domestic corporation, or a person otherwise subject to U.S. federal income taxation on a net income basis in respect of such shares.

A “non-U.S. holder” is a beneficial owner of EUR Shares that is an individual, corporation, foreign estate, or foreign trust that is not a U.S. holder.

Although the matter is not free from doubt, U.S. holders that are Ineligible Shareholders, Small Shareholders, and Electing Shareholders are expected to be treated as selling their EUR Shares for the Cash Consideration received by the U.S. holder for U.S. federal income tax purposes (as further described below), and the balance of this discussion assumes such treatment. Alternatively, such U.S. holders could be treated as receiving New CRML Shares in exchange for EUR Shares pursuant to the Share Scheme (the tax consequences of which are described below in Consequences to U.S. holders of the Share Scheme - Receipt of Share Scheme Consideration), and then receiving cash in exchange for New CRML Shares (the tax consequences of which are described below in Consequences to U.S. holders of the Share Scheme - Consequences of Holding and Disposing of New CRML Shares)subject to the discussion of foreign currency gain or loss below in Consequences to U.S. holders of the Share Scheme – Receipt of Share Scheme Consideration. U.S. holders that are Ineligible Shareholders, Small Shareholders, and Electing Shareholders should consult their own tax advisers about the likely tax treatment to them of the Share Scheme and the receipt of the Cash Consideration.

No tax opinion or ruling will be obtained with respect to the tax treatment of the Share Scheme for U.S. federal income tax purposes. All holders of EUR Shares should consult their own tax advisers about the consequences of the Share Scheme, including the relevance to their particular situation of the considerations discussed below and any consequences arising under foreign, state, local or other tax laws.

(a)	Consequences to U.S. holders of the Share Scheme

Receipt of Scheme Consideration

Although the matter is not free from doubt, we expect that the receipt of New CRML Shares or Cash Consideration, as the case may be, in exchange for EUR Shares will be treated as a taxable transaction for U.S. federal income tax purposes. The remainder of this discussion assumes the transaction will be so treated.

Subject to the application of the passive foreign investment company rules, discussed below, a U.S. holder of EUR Shares generally is expected to recognize gain or loss for U.S. federal income tax purposes equal to the difference, if any, between (i) the U.S. holder’s amount realised, which is generally the fair market value of the New CRML Shares received or, with respect to U.S. holders treated as selling their EUR Shares for Cash Consideration, the Cash Consideration received pursuant to the Scheme (and subject to the discussion below regarding foreign currency gains and losses in the case of U.S. holders that receive Cash Consideration other than in USD) and (ii) such U.S. holder’s adjusted tax basis in the EUR Shares surrendered in exchange therefor. A U.S. holder’s adjusted tax basis in the EUR Shares generally will be the U.S. holder’s U.S. dollar value of the amount paid to purchase the EUR Shares on the date of purchase. The deductibility of capital losses is subject to limitations.

If EUR neither is, nor has been, a PFIC (as defined below) for any taxable year during which a U.S. holder held EUR Shares, such gain or loss generally will be capital gain or loss and will be long-term capital gain or loss if the U.S. holder’s holding period for such EUR Shares exceeds one year as of the date of the Scheme (except as described below with respect to certain foreign currency gain or loss). If a U.S. holder acquired different blocks of EUR Shares at different times or at different prices, such U.S. holder must determine its tax basis, holding period, and gain or loss separately with respect to each block of EUR Shares. Any gain or loss realised on disposition of EUR Shares by a U.S. holder generally will be treated as arising from U.S. sources.

The treatment of a U.S. holder that sells or otherwise disposes of shares pursuant to the Share Scheme in exchange for currency other than USD is not entirely clear. A U.S. holder’s amount realised on the sale or disposition of shares generally is the USD value of the currency received at the spot exchange rate in effect on the date of such sale or disposition (with respect to cash basis and accrual basis holders, as the case may be, as determined under federal income tax principles and conventions applicable to such holder). With respect to the sale or disposition of shares traded on an established securities market, the amount realised by a cash basis or electing accrual basis U.S. holder is determined based on the U.S. dollar value of the currency received at the spot exchange rate in effect on the settlement date (the “Settlement Date Rule”). It is not entirely clear whether the Settlement Date Rule would apply in the context of the Scheme. Cash basis U.S. holders’ amount realised, and if the Settlement Date Rule applies, electing accrual basis U.S. holders’ amount realised, will be the U.S. dollar value of the currency received at the spot exchange rate in effect on the date that payment of Net Cash Proceeds is made by CRML pursuant to Section 3.4(f) (the “Cash Payment Date”). In the case of an accrual basis U.S. Holder that does not elect to determine the amount realised using the spot exchange rate on the Cash Payment Date (or if the Settlement Date Rule is not applicable with respect to an accrual basis holder), such holder’s amount realised generally will be the U.S. dollar value of the currency received at the spot exchange rate in effect on the Implementation Date, and such U.S. holder will recognize foreign currency gain or loss equal to the difference between the U.S. dollar value of the amount received based on the spot exchange rates in effect on the Implementation Date and the Cash Payment Date. A U.S. holder generally will have a tax basis in the currency received equal to the USD value of the currency received at the spot exchange rate in effect on the Cash Payment Date. Any currency gain or loss realised on the Cash Payment Date or the subsequent sale, conversion, or other disposition of the non-U.S. currency received for a different U.S. dollar amount generally will be U.S.-source ordinary income or loss, and will not be eligible for the reduced tax rate applicable to long-term capital gains. Accrual basis U.S. holders that make the election described above must apply it consistently from year to year and cannot revoke it without the consent of the IRS. U.S. holders should consult their own tax advisers regarding the treatment of any foreign currency gain or loss realised with respect to any currency received in a sale or other disposition of shares pursuant to the Scheme.

A U.S. holder’s tax basis in any New CRML Shares received in the Share Scheme will equal the New CRML Shares’ fair market value as of the Implementation Date. A U.S. holder’s holding period for the New CRML Shares received in the Scheme will begin on the day following the Effective Time.

Australian taxes withheld or otherwise payable on the receipt of New CRML Shares or Cash Consideration, as the case may be, may be eligible for a credit against a U.S. holder’s United States federal income tax liability. The rules governing foreign tax credits are complex and U.S. holders are urged to consult their tax advisers regarding the creditability of foreign taxes (including the source of any income recognised in connection with the Share Scheme) in their particular circumstances. In lieu of claiming a foreign tax credit, a U.S. holder may deduct foreign tax in computing their taxable income, subject to generally applicable limitations under United States law. An election to deduct foreign taxes instead of claiming foreign tax credits applies to all foreign taxes paid or accrued in the taxable year.

Passive Foreign Investment Company Rules

A non-US corporation, such as EUR, is generally classified as a “passive foreign investment company” (PFIC) for any taxable year if, after the application of certain “look-through” rules, (a) at least 75% of its gross income is “passive income” as that term is defined in the relevant provisions of the Code (for example, dividends, interest, royalties, or gains on the disposition of certain property), or (b) at least 50% of the average value of its assets consists of assets that produce, or are held for the production of, “passive income”. The determination of whether any non-US corporation is a PFIC for any taxable year is a fact-intensive determination and depends on the application of complex U.S. federal income tax rules, which are subject to differing interpretations and may change.

EUR has not undertaken detailed calculations in relation to its PFIC status. Whether EUR is a PFIC for a particular taxable year is a factual determination made annually after the close of that taxable year.

If EUR is or has been a PFIC for any taxable year during which a U.S. holder held EUR Shares, such U.S. holder generally will be subject to special rules with respect to any gain recognised on the receipt of New CRML Shares (or, with respect to U.S. holders treated as selling their EUR Shares for Cash Consideration, the Cash Consideration) pursuant to the Share Scheme, which could result in adverse tax consequences to such U.S. holder. Under these special rules, any gain will generally be allocated ratably over the U.S. holder’s holding period for the EUR Shares. The amount of gain allocated to the taxable year in which the Scheme is implemented, and any taxable year prior to the first taxable year in which EUR became a PFIC, will be treated as ordinary income for the taxable year in which the Scheme is implemented. The amount allocated to each other year will be subject to the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

A U.S. holder that owns an equity interest in a PFIC may have to file an IRS Form 8621 and such other information as may be required by the United States Treasury Department.

The rules dealing with PFICs are complex and affected by various factors in addition to those described above. Accordingly, U.S. holders are strongly urged to contact their own tax advisers regarding EUR’s possible status as a PFIC for any taxable year in which such U.S. holder held EUR Shares and the application of the PFIC rules in light of such U.S. holder’s particular circumstances (which may result in different tax consequences from the above), including the applicability of any exceptions, and certain elections (e.g. “mark-to-market” election or “qualified electing fund” election).

Consequences to U.S. holders of Holding and Disposing of New CRML Shares

The following discussion assumes CRML is not, has never been, and does not in the future become, a PFIC. U.S. holders should refer to the discussion in CRML’s annual report on Form 20-F – “Material U.S. Federal Income Tax Consequences” for information regarding CRML’s PFIC status and any tax consequences thereof.

Distributions with Respect to New CRML Shares

Distributions with respect to New CRML Shares will be treated as dividends to U.S. holders to the extent that they are paid out of CRML’s current or accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent that the amount of any distribution exceeds CRML’s current and accumulated earnings and profits for a taxable year, the excess will first be treated as a tax-free return of capital, causing a reduction in the U.S. holder’s adjusted tax basis in such U.S. holder’s New CRML Shares. The balance of the excess, if any, will be treated as gain from the sale of such U.S. holder’s New CRML Shares, as described below under “Disposition of New CRML Shares”.

If a U.S. holder is an individual, dividends received by such holder may be subject to a reduced maximum tax rate provided that certain holding period and other requirements are met. U.S. holders should consult their own tax advisers regarding the availability of such reduced tax rate.

Disposition of New CRML Shares

A U.S. holder will generally recognize capital gain or loss on a sale or other taxable disposition of New CRML Shares. The U.S. holder’s gain or loss will equal the difference between the amount realised by the U.S. holder and the U.S. holder’s adjusted tax basis in the New CRML Shares. The amount realised by the U.S. holder will generally include the amount of any cash and the fair market value of any other property received for the New CRML Shares. Gain or loss recognized by a U.S. holder on a sale or other taxable disposition of New CRML Shares generally will be long-term capital gain or loss if the U.S. Holder’s holding period in the New CRML Shares is more than one year at the time of the sale, exchange or other taxable disposition. Long-term capital gains for certain non-corporate U.S. holders, including individuals, are currently generally eligible for a reduced rate of U.S. federal income taxation. The deductibility of capital losses is subject to limitations.

Foreign Asset Reporting

Certain U.S. holders are required to report their holdings of certain specified foreign financial assets, including equity of foreign entities, if the aggregate value of all of these assets exceeds US$50,000 on the last day of the taxable year, or US$75,000 at any time during the taxable year, by filing IRS Form 8938 with their federal income tax return. New CRML Shares are expected to constitute foreign financial assets subject to these requirements unless New CRML Shares are held in an account maintained at certain financial institutions. Persons who are required to report specified foreign financial assets and fail to do so may be subject to substantial penalties, and the period of limitations on assessment and collection of U.S. federal income taxes may be extended in the event of a failure to comply. U.S. holders are urged to consult their tax advisers regarding their information reporting obligations, if any, with respect to their ownership and disposition of New CRML Shares and the significant penalties for non-compliance.

(b)	Consequences to non-U.S. holders of the Share Scheme

Receipt of Share Scheme Consideration

A non-U.S. holder generally will not be subject to U.S. federal income tax with respect to the receipt of New CRML Shares (or, with respect to U.S. holders treated as selling their EUR Shares for Cash Consideration, the Cash Consideration) in exchange for EUR Shares pursuant to the Share Scheme. A non-U.S. holder, however, may be subject to U.S. federal income tax on any gain realised on the exchange of EUR Shares for New CRML Shares (or Cash Consideration, as applicable) if the non-U.S. holder was an individual who was present in the United States for 183 days or more in the taxable year of the Scheme, and certain other conditions are met. Such a non-U.S. holder will be subject to tax at a flat rate of 30 percent (or such lower rate as may be specified under an applicable income tax treaty) on the gain from the exchange of shares, which gain may be offset by applicable U.S. losses from sales or exchange of other capital assets recognised during the year. Non-U.S. holders should consult their tax advisers regarding potentially applicable income tax treaties that may provide for different rules. Non-U.S. holders should consult their own tax advisers as to the particular U.S. federal income tax consequences of the Share Scheme to them.

(c)	Information Reporting and Backup Withholding

Dividends paid to, and proceeds from a sale or other disposition by, a U.S. holder in respect of its EUR Shares (including pursuant to the Share Scheme or Sale Facility) or New CRML Shares generally may be subject to the information reporting requirements of the Code and may be subject to backup withholding unless the U.S. holder provides an accurate taxpayer identification number and makes any other required certification or otherwise establishes an exemption to the applicable withholding agent. Backup withholding is not an additional tax. The amount of any backup withholding from a payment to a U.S. holder will be allowed as a refund or credit against the U.S. holder’s U.S. federal income tax liability, provided the required information is furnished to the IRS in a timely manner.

A holder that is not a “United States person” (as defined in the Code) may be required to comply with certification and identification procedures in order to establish its exemption from information reporting and backup withholding to the applicable withholding agent.

THIS DISCUSSION IS FOR GENERAL INFORMATION ONLY AND IS NOT LEGAL OR TAX ADVICE. EACH EUR SHAREHOLDER SHOULD CONSULT ITS OWN TAX ADVISER AS TO PARTICULAR TAX CONSEQUENCES RELATING TO THE SCHEMES TO IT, INCLUDING THE APPLICABILITY OF ANY U.S. FEDERAL, STATE, LOCAL OR FOREIGN LAWS.

9.12	United Kingdom Taxation

Receipt of Scheme Consideration. The following is a general discussion of the current position relating to UK capital gains tax in relation to non-UK resident holders of New CRML Shares; and UK stamp duty, stamp duty reserve tax (SDRT), and UK dividend withholding tax in relation to holders of New CRML Shares irrespective of their jurisdiction of tax residence.

This discussion is based on current UK tax law and the published practice of His Majesty’s Revenue and Customs (HMRC) (which is not a statement of law and which may not be binding on HMRC), applying as at the date of this summary (both of which are subject to change at any time, possibly with retrospective effect). This summary does not constitute legal or tax advice and is not binding on HMRC or the courts and, therefore, could be subject to challenge, which could be sustained and may result in tax consequences different from those described below. This summary does not purport to be a complete analysis of all UK tax considerations of holding New CRML Shares. We will not seek any ruling from HMRC with respect to the tax consequences described herein. This summary is written on the basis that (and assumes that) neither EUR nor CRML derives (nor will derive) directly or indirectly 75% or more of its qualifying asset value from UK land. This summary is also written on the basis that (and assumes that) CRML is and remains solely resident in the UK for tax purposes.

Holders of New CRML Shares are advised to seek advice from an appropriately qualified and independent professional adviser concerning their tax position and, in particular, non-UK resident persons are advised to consider the potential impact of any relevant double taxation agreements. HMRC may seek to impose tax in certain circumstances that are not anticipated by these statements and the tax position of holders of New CRML Shares may differ according to the holder’s particular financial and tax situation.

The sections below may not relate to certain classes of persons, such as (but not limited to):

●	persons who are connected with EUR or CRML;

●	financial institutions;

●	insurance companies;

●	charities or tax-exempt organisations;

●	collective investment schemes;

●	pension schemes;

●	market makers, intermediaries, brokers or dealers in securities or persons who hold EUR Shares or New CRML Shares otherwise than as an investment; and

●	persons who have (or are deemed to have) acquired their EUR Shares or New CRML Shares by virtue of an office or employment or who are or have been officers or employees of EUR or CRML or any of their affiliates.

(a)	UK Dividend Withholding Tax

Under current UK tax law, the UK does not impose withholding tax on dividend payments. Accordingly, dividends paid by CRML to holders of New CRML Shares will not be subject to any deduction or withholding at source for or on account of UK tax.

(b)	UK Non-Resident Capital Gains Tax

Holders of New CRML Shares who are not resident in the UK (and, in the case of an individual holder of New CRML Shares, not temporarily non-resident) should not be liable for UK tax on capital gains realised on the exchange of EUR Shares for New CRML Shares pursuant to the Scheme, or on a subsequent disposal of New CRML Shares, unless such shares which are the subject of the disposal are attributable to a trade, profession or vocation carried on in the UK through a branch or agency or, in the case of a corporate holder, through a permanent establishment.

Generally, an individual holder of New CRML Shares who has ceased to be resident in the UK for tax purposes for a period of five years or less and who disposes of New CRML Shares during that period may be liable on their return to the UK to UK taxation on any capital gain realised (subject to any available exemption or relief).

(c)	UK Stamp Duty and SDRT

No UK stamp duty or SDRT should arise on the issuance of New CRML Shares pursuant to the Scheme.

No UK stamp duty or SDRT should arise on the transfer of the EUR Shares to CRML pursuant to the Scheme, provided that the EUR Shares are only registered on a register outside the United Kingdom and provided that no instrument of transfer either is executed in the United Kingdom or relates to property situated, or any matter or thing done or to be done, in the United Kingdom.

No UK stamp duty or SDRT should arise on a subsequent transfer of the New CRML Shares, provided that the New CRML Shares are only registered on a register outside the United Kingdom and provided that no instrument of transfer either is executed in the United Kingdom or relates to any property situated, or matter or thing done or to be done, in the United Kingdom.

Even where an instrument of transfer is in principle subject to stamp duty, an exemption from stamp duty is available on an instrument transferring shares where the amount or value of the consideration is £1,000 or less and it is certified on the instrument that the transaction effected by the instrument does not form part of a larger transaction or series of transactions in respect of which the aggregate amount or value of the consideration exceeds £1,000. Certain categories of person, including intermediaries, brokers and dealers, may not be liable to stamp duty. Holders of New CRML Shares should also be aware that, even where an instrument of transfer is in principle subject to stamp duty and no exemption applies, stamp duty is not required to be paid unless it is necessary to rely on the instrument for legal purposes, for example to register a change of ownership or in litigation in a UK court.

10.	ADDITIONAL INFORMATION

10.1	Interests of EUR Directors

(a)	Interests of EUR Directors in EUR Securities

As at the Last Practicable Date, the EUR Directors have the following Relevant Interests in EUR Securities, with the total value of the EUR Securities held by each EUR Directors as follows:

Director	EUR Shares	EUR Options	EUR Performance Rights	Total Value[6]
Antony Sage[1]	63,526,808	22,658,235	120,000,000	45,079,323
Malcolm Day[2]	45,016,205	14,999,999	90,000,000	32,608,942
Michael Carter[3]	12,028,317	7,000,000	30,000,000	10,361,637
Mykhailo Zhernov[4]	56,409,255	Nil	30,000,000	22,497,823
Total	176,980,585	44,658,234	270,000,000	110,547,725

Notes:

1.	Mr Sage’s EUR Securities are held as follows:

(a)	57,636,230 EUR Shares, 22,658,235 EUR Options and 120,000,000 EUR Performance Rights held indirectly by Okewood, a company of which Mr Sage is a director; and

(b)	5,890,578 EUR Shares held indirectly by Antony William Paul Sage ATF EGAS Superannuation Fund.

2.	Mr Day’s EUR Securities are held as follows:

(a)	23,693,019 EUR Shares, 14,999,999 EUR Options and 90,000,000 EUR Performance Rights held indirectly by Pixsell Pty Ltd (ACN 116 469 268) ATF Pixsell Unit Trust, a company of which Mr Day is a director;

(b)	2,639,640 EUR Shares held indirectly by Goldshore Investments Pty Ltd ATF The Goldshore Trust and the M R Day Superfund, a company of which Mr Day is a director; and

(c)	18,683,546 EUR Shares held indirectly by Hollywood Marketing (WA) Pty Ltd, a company of which Mr Day is a director.

3.	Mr Carter’s EUR Securities are held directly by Michael Stanley Carter <The Carter Family A/C>, comprising 12,028,317 EUR Shares, 7,000,000 EUR Options and 30,000,000 EUR Performance Rights.

4.	Mr Zhernov’s EUR Securities are held as follows:

(a)	10,778,317 EUR Shares and 30,000,000 EUR Performance Rights held directly by Mr Zhernov; and

(b)	45,630,938 EUR Shares held indirectly by Millstone and Company Global DWE-LLC, a body corporate controlled by Mr Zhernov (relevant interest pursuant to section 608(3)(b) of the Corporations Act).

5.	Refer to Section 5.7 for further information in respect of the capital structure of EUR.

6.	The total value of the EUR Securities held by the EUR Directors (excluding the EUR Performance Rights) is measured by reference to the closing price of EUR Shares and EUR Options as at the Last Practicable Date, being $0.305 per EUR Share and $0.200 per EUR Option. The EUR Performance Rights were independently valued by 22 Corporate Advisory as at the Last Practicable Date using the Performance Rights Valuation Methodology. This disclosure assumes that no additional EUR Shares are issued and no other EUR Securities which are convertible securities vest or are exercised into EUR Shares between the date of this Scheme Booklet and the Implementation Date.

Other than as a result of the exercise by 193,019 EUR Unlisted Options by Mr Malcolm Day, 193,019 EUR Unlisted Options by Mr Michael Carter and 193,019 EUR Unlisted Options by Mr Mykhalio Zhernov, as announced to the ASX on 24 July 2026, no EUR Director has acquired or disposed of a Relevant Interest in any EUR Securities during the four months before the date of this Scheme Booklet.

Refer to ‘Important Notices’ and Section 3.6 for details regarding the treatment of EUR Performance Rights held by the EUR Directors in connection with the Schemes.

(b)	Interests of EUR Directors in CRML Securities

As at the Last Practicable Date, the EUR Directors have the following Relevant Interests in CRML Securities, with the total value of the CRML Securities held by those EUR Directors as follows:

Director	CRML Shares	CRML RSUs	CRML PSUs	Total Value (USD)[1]
Antony Sage[2]	2,847,310	3,500,000	4,500,000	$48,297,288
Malcolm Day	409,179	1,050,000	1,350,000	$11,649,997
Michael Carter	Nil	Nil	Nil	Nil
Mykhailo Zhernov	309,179	150,000	Nil	$2,964,062
Total	3,565,668	4,700,000	5,850,000	$62,911,347

Notes:

1.	The total value of the CRML Shares held by the EUR Directors is measured with reference to the 20-day VWAP of CRML Shares on NASDAQ of US$6.38 prior to the Last Practicable Date. The value attributed to CRML PSUs has been independently valued by 22 Corporate Advisory as at the Last Practicable Date using the CRML PSU Valuation Methodology. The value attributed to CRML RSUs have been independently valued by 22 Corporate Advisory as at Last Practicable Date using the CRML RSU Valuation Methodology.

2.	2,697,310 CRML Shares, together with the CRML RSUs and CRML PSUs, are held beneficially by Okewood, an entity of which Mr Sage is the sole director and has investment control over securities held by that entity. An additional 150,000 CRML Shares are held by Mr Sage’s children.

No EUR Director acquired or disposed of a Relevant Interest in any CRML Securities during the four months before the date of this Scheme Booklet.

(c)	Benefits to be received by EUR Directors

The benefits that will be received by the EUR Directors if the Schemes are implemented are summarised as follows:

Director	New CRML Shares[1]	New CRML Warrants	Implied Value of New CRML Shares (USD)[6]	Implied Value of New CRML Warrants (USD)[6]
Minimum Share Scheme Transaction Ratio (0.025)
Antony Sage[2]	3,054,632	2,000,000	$19,488,555	$7,225,950
Malcolm Day[3]	2,184,208	1,500,000	$13,935,249	$5,419,463
Michael Carter[4]	694,816	500,000	$4,432,926	$1,806,488
Mykhailo Zhernov[5]	1,660,231	500,000	$10,592,276	$1,806,488
Total	7,593,888	4,500,000	$48,449,006	$16,258,388
Maximum Share Scheme Transaction Ratio (0.045)
Antony Sage[2]	5,478,340	3,600,000	$34,951,807	$18,240,301
Malcolm Day[3]	3,918,335	2,700,000	$24,998,980	$13,680,226
Michael Carter[4]	1,244,491	900,000	$7,939,849	$4,560,075
Mykhailo Zhernov[5]	2,988,416	900,000	$19,066,097	$4,560,075
Total	13,629,582	8,100,000	$86,956,734	$41,040,677

Notes:

1.	Comprising New CRML Shares to be issued to the EUR Directors under the Schemes. Under the terms of the Option Scheme, all EUR Options will be exercised on a cashless basis and Option Scheme Participants will receive that number of New CRML Shares for each EUR Option held on the Record Date calculated in accordance with the Cashless Exercise Formula (refer to Section 3.4(c) of this Scheme Booklet). The following assumptions were used in calculating the number of CRML Securities that will be received by the Independent EUR Director and the Common Directors:

(a)	the implied value of the New CRML Shares was determined by reference to the 20-day VWAP of CRML Shares on the NASDAQ of US$6.38 prior to the Last Practicable Date;

(b)	for the purpose of determining the number of New CRML Shares to be issued as Option Scheme Consideration, the exercise price of the EUR Options, being the value ‘B’ in the equation in the definition of Option Scheme Consideration, was converted into USD at a 0.7061/1 AUD/USD exchange rate, being the exchange rate published by the Reserve Bank of Australia as the 4:00pm (Sydney time) reference rate on the Last Practicable Date; and

(c)	the value ‘C’ is the Scheme VWAP, which is not yet known. A Scheme VWAP equal to the Ceiling Price (US$16.00) has been assumed at the Minimum Share Scheme Transaction Ratio and the Floor Price (US$8.00) at the Maximum Share Scheme Transaction Ratio.

2.	Subject to Implementation of the Schemes, Mr Sage will receive approximately:

(a)	1,588,170 New CRML Shares based on the Minimum Share Scheme Transaction Ratio and 2,858,706 based on the Maximum Share Scheme Transaction Ratio under the Share Scheme;

(b)	466,462 New CRML Shares based on the Minimum Share Scheme Transaction Ratio and 819,633 based on the Maximum Share Scheme Transaction Ratio under the Option Scheme;

(c)	1,000,000 New CRML Shares based on the Minimum Share Scheme Transaction Ratio and 1,800,000 based on the Maximum Share Scheme Transaction Ratio upon cancellation of Class 1 and 2 Performance Rights; and

(d)	New CRML Warrants representing the right to receive 2,000,000 CRML Shares based on the Minimum Share Scheme Transaction Ratio and 3,600,000 based on the Maximum Share Scheme Transaction Ratio upon cancellation of Class 3, 4, 5 and 6 Performance Rights.

3.	Subject to Implementation of the Schemes, Mr Day will receive approximately:

(a)	1,125,405 New CRML Shares based on the Minimum Share Scheme Transaction Ratio and 2,025,729 based on the Maximum Share Scheme Transaction Ratio under the Share Scheme;

(b)	308,803 New CRML Shares based on the Minimum Share Scheme Transaction Ratio and 542,606 based on the Maximum Share Scheme Transaction Ratio under the Option Scheme;

(c)	750,000 New CRML Shares based on the Minimum Share Scheme Transaction Ratio and 1,350,000 based on the Maximum Share Scheme Transaction Ratio upon cancellation of Class 1 and 2 Performance Rights; and

(d)	New CRML Warrants representing the right to receive 1,500,000 CRML Shares based on the Minimum Share Scheme Transaction Ratio and 2,700,000 based on the Maximum Share Scheme Transaction Ratio upon cancellation of Class 3, 4, 5 and 6 Performance Rights.

4.	Subject to Implementation of the Schemes, Mr Carter will receive approximately:

(a)	300,708 New CRML Shares based on the Minimum Share Scheme Transaction Ratio and 541,274 based on the Maximum Share Scheme Transaction Ratio under the Share Scheme;

(b)	144,108 New CRML Shares based on the Minimum Share Scheme Transaction Ratio and 253,216 based on the Maximum Share Scheme Transaction Ratio under the Option Scheme;

(c)	250,000 New CRML Shares based on the Minimum Share Scheme Transaction Ratio and 450,000 based on the Maximum Share Scheme Transaction Ratio upon cancellation of Class 1 and 2 Performance Rights; and

(d)	New CRML Warrants representing the right to receive 500,000 CRML Shares based on the Minimum Share Scheme Transaction Ratio and 900,000 based on the Maximum Share Scheme Transaction Ratio upon cancellation of Class 3, 4, 5 and 6 Performance Rights.

5.	Subject to Implementation of the Schemes, Mr Zhernov will receive approximately:

(a)	1,410,231 New CRML Shares based on the Minimum Share Scheme Transaction Ratio and 2,538,416 based on the Maximum Share Scheme Transaction Ratio under the Share Scheme;

(b)	250,000 New CRML Shares based on the Minimum Share Scheme Transaction Ratio and 450,000 based on the Maximum Share Scheme Transaction Ratio upon cancellation of Class 1 and 2 Performance Rights; and

(c)	New CRML Warrants representing the right to receive 500,000 New CRML Shares at the Minimum Share Scheme Transaction Ratio and 900,000 CRML Shares at the Maximum Share Scheme Transaction Ratio upon cancellation of Class 3, 4, 5 and 6 Performance Rights.

6.	The value of the New CRML Shares to be received by the EUR Directors is measured with reference to the 20-day VWAP of CRML Shares on NASDAQ of US$6.38 prior to the Last Practicable Date. The New CRML Warrants have been independently valued by 22 Corporate Advisory as at the Last Practicable Date using the New CRML Warrant Valuation Methodology (Minimum Ratio) and the New CRML Warrant Valuation Methodology (Maximum Ratio), respectively.

10.2	Interests of EUR and CRML

As at the Last Practicable Date, EUR has a Relevant Interest in 45,536,338 CRML Shares (equating to approximately 31% of the voting shares of CRML).

EUR and CRML intend to enter into an amendment to the Merger Agreement pursuant to which EUR’s right to be issued Earn Out Shares pursuant to the Merger Agreement will be extinguished subject to implementation of the Schemes. Refer to Section 5.2(a) for further information.

As at the Last Practicable Date, CRML does not have a Relevant Interest in any EUR Securities.

During the four months before the date of this Scheme Booklet neither CRML nor any Associate of CRML has:

(a)	provided, or agreed to provide, consideration for any EUR Securities; or

(b)	given or offered to give or agreed to give a benefit to another person where the benefit was likely to induce the other person, or an Associate, to vote in favour of the Schemes or dispose of EUR Securities which benefit is not offered to all EUR Securityholders under the Schemes.

10.3	Benefits and agreements

(a)	Interests of EUR Directors in contracts with EUR

Each of the EUR Directors provides their services as a director of EUR under a contract with EUR, whether entered into in his individual capacity or through an associated entity. The material terms and conditions of each contract are summarised below.

Antony Sage – Executive Chairman of EUR

EUR, Okewood, a company of which Mr Sage is the sole director and company secretary, and Mr Sage are parties to a consultancy agreement dated 1 October 2025, which took effect from 1 April 2025, under which Okewood agreed to provide the services of Mr Sage as Executive Chairman of EUR for a term of three years from that effective date (expiring on 1 April 2028).

In accordance with the terms of the agreement, as varied in writing between the parties from time to time, EUR agreed to pay Okewood a base consultancy fee of $396,000 per annum (plus GST), payable monthly in advance. Mr Sage does not receive any separate director’s fees from EUR. The agreement contemplates the payment of such bonuses, or the grant of such equity incentives, as the EUR Board may determine from time to time, aligned with stated objectives, being a material increase in EUR’s net market capitalisation, the entry into material transactions beneficial to EUR, and the returns distributed to EUR shareholders. The EUR Securities in which Mr Sage has a Relevant Interest are set out in Section 10.1(a). The agreement is governed by the laws of Western Australia.

As at the date of this Scheme Booklet, the EUR Board has not set or awarded any bonus or equity incentive under the agreement, and implementation of the Schemes will not give rise to any bonus or equity incentive under the agreement.

Malcolm Day – Non-Executive Director of EUR

EUR, Day Dreaming, a company of which Mr Day is the sole director and secretary, and Mr Day are parties to a consultancy agreement dated 24 July 2023, which took effect from 1 March 2023, under which Day Dreaming agreed to provide the services of Mr Day as a Non-Executive Director of EUR for a term of three years from that effective date (expiring on 1 March 2026).

In accordance with the terms of the agreement, as varied in writing between the parties from time to time, EUR agreed to pay Day Dreaming a consultancy fee of $79,200 per annum (plus GST) (being $6,600 per month), payable monthly in arrears. Mr Day does not receive any separate director’s fees from EUR. The agreement contemplates the payment of such bonuses, or the grant of such equity incentives, as the EUR Board may determine from time to time, aligned with stated objectives, being a material increase in EUR’s net market capitalisation and the returns distributed to EUR shareholders. The EUR Securities in which Mr Day has a Relevant Interest are set out in Section 10.1(a). The agreement is governed by the laws of Western Australia.

As at the date of this Scheme Booklet, the EUR Board has not set or awarded any bonus or equity incentive under the agreement, and implementation of the Schemes will not give rise to any bonus or equity incentive under the agreement.

Michael Carter – Non-Executive Director of EUR

EUR, CPS Capital Group Pty Ltd (ACN 088 055 636) (CPS Capital) and Mr Carter are parties to a consultancy agreement dated 1 October 2025, which took effect from 31 August 2024, under which CPS Capital agreed to provide the services of Mr Carter as a Non-Executive Director of EUR for a term of three years from that effective date (expiring on 31 August 2027).

In accordance with the terms of the agreement, as varied in writing between the parties from time to time, EUR agreed to pay CPS Capital a consultancy fee of $66,000 per annum (plus GST) (being $5,500 per month), payable monthly in arrears. Mr Carter does not receive any separate director’s fees from EUR. The agreement contemplates the payment of such bonuses, or the grant of such equity incentives, as the EUR Board may determine from time to time, aligned with stated objectives, being a material increase in EUR’s net market capitalisation and the returns distributed to EUR shareholders. The EUR Securities in which Mr Carter has a Relevant Interest are set out in Section 10.1(a). The agreement is governed by the laws of Western Australia.

As at the date of this Scheme Booklet, the EUR Board has not set or awarded any bonus or equity incentive under the agreement, and implementation of the Schemes will not give rise to any bonus or equity incentive under the agreement.

Mykhailo Zhernov – Non-Executive Director of EUR

EUR and Mr Zhernov are parties to a letter of appointment dated 22 December 2021 under which Mr Zhernov is appointed as a Non-Executive Director of EUR. The letter provides that, as a nominee of Millstone and Company Global DWC-LLC, Mr Zhernov is not entitled to any fees for acting as a director. Notwithstanding that term, as agreed in writing between the parties from time to time, EUR pays Mr Zhernov fees for acting as a director, which are currently $5,500 per month (being $66,000 per annum). The letter does not otherwise provide for any bonus or equity incentive. The EUR Securities in which Mr Zhernov has a Relevant Interest are set out in Section 10.1(a). The agreement is governed by the laws of New South Wales.

As at the date of this Scheme Booklet, the EUR Board has not set or awarded any bonus or equity incentive under the agreement, and implementation of the Schemes will not give rise to any bonus or equity incentive under the agreement.

Each of the agreements otherwise contains terms which are standard for an agreement of its nature, including covenants by the consultant and the relevant director, confidentiality, conflict of interest and termination provisions.

(b)	Deeds of indemnity, insurance and access

EUR has entered into deeds of indemnity, insurance and access with all EUR and officers, on customary terms. In addition, EUR pays premiums in respect of a directors’ and officers’ insurance policy for the benefit of the directors and officers of the EUR Group. EUR may enter into an arrangement to provide insurance coverage for all current directors and officers of the EUR Group for a period of up to seven years from Implementation.

(c)	Service-based director remuneration

The EUR Directors are entitled to be paid fees for their services as directors of EUR and have been paid the following fees in the past two financial years (inclusive of superannuation entitlements):

Director	Previous financial year ended 30 June 2025		Current financial year ended 30 June 2026		Financial year ending 30 June 2027
Antony Sage	$22,665,3971	[1]	$3,264,5682	[2]	$7,673,6233	[3]
Malcolm Day[3]	$3,215,8684	[4]	$2,240,5265	[5]	$5,628,1676	[6]
Michael Carter[2]	$67,7837	[7]	$784,6428	[8]	$1,899,1569	[9]
Mykhailo Zhernov[5]	$3,012,67810	[10]	$784,6428	[8]	$1,882,65611	[11]

Notes:

1.	Comprising short term benefits (salary & fees) of $939,403, long-term share-based payments of $31,133 and CRML Share based payments of $21,694,861.

2.	Comprising short term benefits (salary & fees) of $378,000 and long-term share-based payments of $2,886,568.

3.	Comprising short term benefits (salary & fees) of $132,000 and $99,000 fees in lieu of notice, long-term share-based payments of $7,442,623.

4.	Comprising short term benefits (salary & fees) of $129,940, long-term share-based payments of $23,350 and CRML Share based payments of $3,062,578.

5.	Comprising short term benefits (salary & fees) of $75,600 and share-based payment expense of $2,164,926.

6.	Comprising short term benefits (salary & fees) of $26,400, a payment of $19,800 in lieu of notice and CRML Share based payments of $5,581,967.

7.	Comprising short term benefits (salary & fees) of $60,000 and long-term share-based payments of $7,783.

8.	Comprising short term benefits (salary & fees) of $63,000 and long-term share-based payments of $721,642.

9.	Comprising short term benefits (salary & fees) of $22,000, special exertion fee of $16,500 and long term share-based payments of $1,860,656.

10.	Comprising short term benefits (salary & fees) of $117,940, long-term share-based payments of $7,783 and CRML Share based payments of $2,886,954.

11.	Comprising short term benefits (salary & fees) of $22,000 and long-term share-based payments of $1,860,656.

(d)	Interests of EUR Directors in contracts with CRML

Each of the Common Directors is engaged as a director of CRML, whether in an individual capacity or through an associated entity, and accordingly has an interest in a contract with CRML. Those contracts are summarised below.

Antony Sage – Executive Chairman and Chief Executive Officer of CRML

CRML and Okewood, a company of which Mr Sage is a director, are parties to a consultancy agreement dated 26 February 2024 under which Okewood agreed to provide the services of Mr Sage as Executive Chairman of CRML for a term of three years from that date.

CRML agreed to pay Okewood a base consultancy fee of US$550,000 per annum (plus GST). Mr Sage does not receive any separate director’s fees from CRML. The agreement provided for the issue of 1,000,000 CRML Shares as a sign-on bonus, which CRML Shares have been issued, and, in addition, provides for such discretionary bonuses or equity incentives as may be determined from time to time by CRML’s remuneration committee. Any such bonus or equity incentive is to be aligned with stated objectives, being a material increase in CRML’s net market capitalisation and the returns distributed to CRML shareholders. The agreement is governed by the laws of Western Australia.

CRML has confirmed that, as at the date of this Scheme Booklet, the CRML remuneration committee has not set, agreed or awarded, and does not propose to set, agree or award, any bonus or equity incentive under the agreement, and that implementation of the Schemes is not expected to trigger, or to be treated as satisfying, any such bonus or equity incentive. CRML does not intend to utilise the discretionary bonus or equity incentive mechanisms under the agreement to confer any financial benefit on Mr Sage (or any entity associated with Mr Sage) in connection with the Schemes.

Malcolm Day – Executive Director of CRML

CRML and Mr Day (through Day Dreaming Pty Ltd ACN 158 489 788) are parties to an agreement dated 1 January 2026 under which Mr Day is engaged as an independent consultant to serve as an Executive Director of CRML for a term of two years from that date. CRML agreed to pay Mr Day a fee of US$250,000 per annum (US$20,833 per month). The agreement also contemplates short-term and long-term incentive entitlements and a bespoke incentive arrangement, each of which is stated to be administered separately. The agreement is governed by the laws of Western Australia.

CRML has confirmed that, as at the date of this Scheme Booklet, no short-term incentive, long-term incentive or bespoke incentive entitlement under the agreement has been agreed, issued or proposed, and that implementation of the Schemes is not expected to trigger any such entitlement. CRML does not intend to utilise the incentive structures under the agreement to confer any financial benefit on Mr Day (or any entity associated with Mr Day) in connection with the Schemes.

Mykhailo Zhernov – Director of CRML

CRML and Mr Zhernov are parties to an agreement dated 30 June 2025 under which Mr Zhernov is engaged as an independent contractor to serve as a director of CRML. Mr Zhernov receives fixed compensation of US$6,250 per month (US$75,000 per annum) and the benefit of CRML’s directors’ and officers’ insurance and an indemnity. The agreement does not provide for any bonus or equity incentive. The agreement is governed by the laws of the British Virgin Islands.

Each of the agreements otherwise contains terms which are standard for an agreement of its nature, including representations and warranties, confidentiality and termination.

The CRML Securities in which Messrs Sage, Day and Zhernov have a Relevant Interest are set out in Section 10.1(b).

CRML has confirmed that no CRML Director or officer has received, or will receive, any incentive, bonus or other financial benefit as a result of, or in connection with, implementation of the Schemes, other than:

●	as set out above or, in respect of Messrs Sage and Day, as set out in Section 10.3(e) below; and

●	the consideration the Common Directors will receive under the Schemes and the Security Cancellation Deeds in their capacity as EUR Securityholders.

(e)	Benefits in connection with retirement from office

EUR has entered into agreements with each of the EUR Directors pursuant to which the contracts summarised in Section 10.3(a) will be terminated with effect from implementation of the Schemes. Other than the Independent EUR Director, who will retire from office as an EUR Director, the Common Directors will continue to hold office as EUR Directors following implementation of the Schemes.

EUR Directors Antony Sage and Malcolm Day will be paid $99,000 (excluding GST) and $19,800 (excluding GST), respectively, which are amounts equal to the three-month notice period for which they are entitled to be paid out under their contracts.

The EUR Board (with the Independent EUR Director abstaining) has resolved to make a once-off special exertion payment to the Independent EUR Director of $16,500 (excluding GST) in recognition of the additional work performed in his role as the Independent EUR Director.

(f)	Agreements connected with or conditional on the Schemes

No EUR Director has entered into any agreements or arrangements connected with or conditional on the Schemes other than the Security Cancellation Deeds, agreements described in Section 10.3(e) or as otherwise disclosed elsewhere in this Scheme Booklet.

10.4	Independent Expert

The Independent Expert has prepared the Independent Expert’s Report set out in Annexure A of this Scheme Booklet advising as to whether, in its opinion, each of the Share Scheme and the Option Scheme is in the best interests of EUR Shareholders and EUR Optionholders respectively.

The Independent Expert has concluded that:

●	the Share Scheme is not fair but reasonable and in the best interests of EUR Shareholders in the absence of a Superior Proposal; and

●	the Option Scheme is fair and reasonable and in the best interests of EUR Optionholders in the absence of a Superior Proposal.

10.5	Effect of the Merger on EUR’s material contracts

The material contracts of EUR are those summarised in Sections 5.2(a), 5.2(h), 5.2(i), 5.2(k), 10.3(a) and 10.3(b) and those summarised in Section 10.3(d) and 10.3(f) of this Scheme Booklet.

The effect of the Merger on those material contracts is as described in the relevant Sections above.

10.6	Consents

The following parties have given and have not withdrawn, before the registration of this Scheme Booklet by ASIC, their written consent to be named in this Scheme Booklet in the form and context in which they are named:

●	Steinepreis Paganin as legal adviser to EUR;

●	Poynton Stavrianou as corporate adviser to EUR;

●	Horizon Nexus Partners as Independent Expert;

●	Valuation and Resource Management (VRM) as Technical Expert;

●	Ernst & Young as Australian and New Zealand tax advisor to EUR;

●	SW Audit as auditor of EUR;

●	CBIZ CPAs P.C. as auditor of CRML;

●	Computershare Investor Services Pty Limited as the Registry;

●	CRML;

●	Canaccord as Sale Agent; and

●	22 Corporate Advisory as the independent value of interests of and benefits to EUR Directors in connection with the Schemes.

The Independent Expert has also given and has not withdrawn, before the time of registration of this Scheme Booklet with ASIC, its written consent to the inclusion of its Independent Expert’s Report in this Scheme Booklet in the form and context in which it is included and to all references in this Scheme Booklet to that report in the form and context in which they appear.

CRML has also given and has not withdrawn, before the time of registration of this Scheme Booklet by ASIC, its written consent to the inclusion of the CRML Information in the form and context in which it is included and to all references in this Scheme Booklet to the CRML Information in the form and context in which they appear.

10.7	Disclaimers

None of the persons referred to in Section 10.6 have authorised or caused the issue of this Scheme Booklet and do not make or purport to make any statement in this Scheme Booklet other than those statements made in the capacity and to the extent the person has provided its consent, as referred to above.

To the maximum extent permitted by law, each person referred to in Section 10.6 disclaims all liability in respect of, makes no representation regarding and takes no responsibility for, any part of this Scheme Booklet other than as described in this Section 10.6 with that person’s consent.

The CRML Information has been prepared by and is the responsibility of CRML. EUR does not assume responsibility for the accuracy or completeness of the CRML Information.

10.8	Fees

Each of the persons named in Section 10.6 of this Scheme Booklet as performing a function in a professional, advisory or other capacity in connection with the Schemes and the preparation of this Scheme Booklet, will be entitled to receive professional fees charged in accordance with their normal basis of charging.

If the Schemes are implemented, EUR estimates that it will incur approximately $2.4 million (including GST) in transaction costs relating to the Schemes, which includes:

●	merger transactions fees under the ACCC merger regime;

●	fees and expenses for professional services paid or payable to the persons listed in Section 10.6; and

●	other fees and expenses associated with the Court proceedings, Scheme Booklet design, printing and distribution, convening and holding the Scheme Meeting and other general and administrative expenses.

If the Schemes are not implemented, EUR expects to pay approximately $2.4 million (excluding GST) in transaction costs, being costs that have already been incurred as at the Last Practicable Date or that will be incurred even if the Share Scheme is not implemented (but excluding any Reimbursement Fee that may be payable).

10.9	Foreign disclaimers

No action has been taken to register or qualify the New CRML Shares or otherwise permit a public offer of such securities in any jurisdiction outside Australia.

Based on the information available, EUR Securityholders whose Registered Addresses on the Record Date are shown as being in the following jurisdictions will be entitled to receive the Scheme Booklet and have New CRML Shares issued to them under the Share Scheme or Option Scheme (as applicable) subject to any qualifications set out below or in the important notices section at the front of the Scheme Booklet in respect of that jurisdiction:

●	Australia;

●	New Zealand;

●	the United States of America; and

●	any other person or jurisdiction in respect of which CRML reasonably believes that it is not prohibited and not unduly onerous or impractical to issue New CRML Shares to an EUR Securityholder with a registered address in such jurisdiction.

Nominees and custodians who hold EUR Shares or EUR Options on behalf of a beneficial owner resident outside Australia, New Zealand and the United States of America may not forward this Scheme Booklet (or any accompanying document) to anyone outside these countries without the consent of EUR. Nominees, trustees and custodians who hold EUR Securities on behalf of beneficial owners resident in the United States should ensure that any forwarding of this Scheme Booklet and accompanying materials to those beneficial owners complies with applicable laws and the procedures described in this Scheme Booklet, including the procedures relating to the Second Court Hearing.

(a)	New Zealand

This Scheme Booklet is not a New Zealand disclosure document and has not been registered, filed with or approved by any New Zealand regulatory authority under or in accordance with the Financial Markets Conduct Act 2013 or any other New Zealand law.

The offer of CRML Shares under the Scheme is being made to existing shareholders and optionholders of EUR in reliance upon the Financial Markets Conduct (Incidental Offers) Exemption Notice 2021 and, accordingly, this Scheme Booklet may not contain all the information that a disclosure document is required to contain under New Zealand law.

(b)	United States of America

The Scheme Booklet has not been filed with or reviewed by the US Securities and Exchange Commission or any state securities authority and none of them has passed upon or endorsed the merits of the Schemes or the accuracy, adequacy or completeness of the Scheme Booklet. Any representation to the contrary is a criminal offence. No registration statement has been or will be filed with the SEC in respect of the New CRML Shares to be issued under the Schemes, and EUR Securityholders will not be required to provide accredited investor representations, Regulation S representations or other investor status certifications solely in order to receive New CRML Shares under the Schemes, although separate certifications may be required in connection with tax withholding, the Sale Facility or securities issued outside the Schemes.

The New CRML Shares to be issued pursuant to the Schemes have not been, and will not be, registered under the US Securities Act or the securities laws of any US state or other jurisdiction. The Schemes are not being made in any US state or other jurisdiction where it is not legally permitted to do so. CRML may be required to make filings or rely on exemptions under the securities laws of certain US states in which eligible US resident EUR Securityholders are located. No action is required by EUR Securityholders in respect of those filings unless otherwise notified.

The New CRML Shares to be issued to Scheme Participants in the United States pursuant to the Schemes described herein have not been and will not be registered under the US Securities Act or any US state securities laws, and are being issued and distributed, respectively, in reliance on the exemption from registration under the US Securities Act set forth in Section 3(a)(10) thereof and exemptions provided under the securities laws of any state of the United States in which the Scheme Participants reside. Section 3(a)(10) of the US Securities Act provides an exemption from registration for offers and sales of securities issued in exchange for one or more bona fide outstanding securities where the terms and conditions of the issuance and exchange have been approved by a court authorised to grant such approval after a hearing upon the fairness of the terms and conditions of the issuance and exchange, at which all persons to whom the securities will be issued have the right to appear and receive timely notice thereof. EUR and CRML intend to rely on the exemption from the registration requirements of the US Securities Act provided by section 3(a)(10) of the US Securities Act in connection with the issue of New CRML Shares under the Schemes, including to eligible EUR Securityholders resident in the United States. The Court is authorised to conduct a hearing at which the fairness of the terms and conditions of the Scheme will be considered. The exemption will be based on the Court’s approval of the Schemes following the Second Court Hearing, at which EUR Securityholders will have the right to appear and be heard in accordance with the procedures described in this Scheme Booklet.

The solicitation of proxies for the Scheme Meetings made pursuant to the Schemes is not subject to the requirements applicable to proxy statements under the Exchange Act by virtue of an exemption applicable to foreign private issuers (as defined in Rule 3b-4 under the Exchange Act). Accordingly, the solicitations and transactions contemplated herein are made in the United States for securities of an Australian issuer in accordance with Australian corporate and securities laws and the ASX Listing Rules.

EUR Securityholders should note that the Schemes are made for the securities of an Australian company in accordance with the laws of Australia and the ASX Listing Rules, and therefore the Schemes are subject to disclosure requirements of Australia that are different from those of the United States applicable to registration statements under the US Securities Act and proxy statements under the Exchange Act.

It may be difficult for you to enforce your rights and any claim you may have arising under US federal securities laws since EUR is located in Australia and CRML is domiciled in the British Virgin Islands and most of their respective officers and directors reside outside the United States. You may not be able to sue EUR, CRML or their respective officers or directors in Australia for violations of the US securities laws. It may be difficult to compel EUR and its affiliates to subject themselves to a US court’s judgment.

You should be aware that CRML may purchase securities otherwise than under the Schemes, such as in open market or privately negotiated purchases.

10.10	Compliance statements

(a)	EUR

The information in Section 5.2(c) of this Scheme Booklet that relates to Mineral Resources for the Tanbreez Rare Earth Project is extracted from EUR’s ASX announcement and public report titled “Maiden Mineral Resource Estimate 45MT Tanbreez Rare Earth Project” dated 13 March 2025, and the addendum titled “Mineral Resource Estimate Additional to 45MT Tanbreez” released on 29 May 2025, accessible on EUR’s ASX announcements platform at www.asx.com.au.

The information in Section 5.2(b)of this Scheme Booklet that relates to Exploration Results at the Tanbreez Rare Earth Project is extracted from EUR’s ASX announcements titled “CRML Announces Outstanding New High-Grade Results for 2025 Drilling” and “CRML Announces Final 2024 Drilling Results” dated 15 January 2026 and 16 December 2025, respectively.

The information in this Scheme Booklet that relates to Exploration Results or Mineral Resources or Ore Reserves at the Wolfsberg Lithium Project is extracted from EUR’s ASX announcements titled “Wolfsberg Lithium Project Definitive Feasibility Study Results” dated 8 March 2023, accessible on EUR’s ASX announcements platform at www.asx.com.au.

EUR confirms that it is not aware of any new information or data that materially affects the information included in the relevant market announcements. In the case of estimates of Mineral Resources or Ore Reserves, EUR confirms that all material assumptions and technical parameters underpinning the estimates in the relevant market announcements continue to apply and have not materially changed. In addition, EUR confirms that the form and context in which the competent persons’ findings are presented have not been materially modified.

(b)	CRML

The technical information in Section 6.5.7 of this Scheme Booklet has been derived from CRML’s public disclosures as made available on its profile on EDGAR which can be accessed at www.sec.gov including the Technical Report titled “Amended S-K 1300 Technical Report Summary Tanbreez Rare Earth Project” effective as of 13 April 2026.

The technical information contained in Section 6.5.7 of this Scheme Booklet has been reviewed and approved by Mr Malcolm Castle of Agricola Mining Consultants, an independent consultant to CRML and a Member of the AUSIMM who has approximately 55 years of experience that is relevant to the styles of mineralization and the types of deposit under consideration.

Mr Castle is a Qualified Person within the meaning of Subpart 1300 and a Competent Person as defined in the JORC Code.

Mr Castle confirms that the information contained in this Scheme Booklet provided under ASX Listing Rules 5.12.2 to 5.12.7 is an accurate representation of the available data and studies for the Tanbreez Rare Earth Project, Greenland. Mr Castle consents to the inclusion of the information in Section 6.5.7 in the form and context in which it appears.

10.11	ASIC relief

Paragraph 8302(h) of Part 3 of Schedule 8 of the Corporations Regulations requires this Scheme Booklet to set out whether, within the knowledge of the EUR Directors, the financial position of EUR has materially changed since the date of the last balance sheet laid before EUR in general meeting (being its financial statements for the year ended 30 June 2025) or sent to EUR Shareholders in accordance with section 314 or 317 of the Corporations Act and, if so, full particulars of any change. ASIC has granted EUR relief from this requirement so that this Scheme Booklet only needs to set out whether, within the knowledge of the EUR Directors, the financial position of EUR has materially changed since 31 December 2025 and, if so, full particulars of any change. EUR Shareholders can access a copy of EUR financial statements for the half year ended 31 December 2025 from the ASX (www.asx.com.au) and EUR’s website (www.europeanlithium.com.au).

ASIC has granted EUR customary relief from paragraph 8302(d) of Part 3 of Schedule 8 of the Corporations Regulations, so that this Scheme Booklet need only disclose, on an aggregate basis, payments or benefits given to directors, secretaries or senior managers of EUR in connection with their loss of, or retirement from, office as a consequence of the Schemes.

Clause 8305 of Part 3 of Schedule 8 to the Corporations Regulations provides that where a company obtains a report for clause 8303 (i.e. the independent expert’s report required to accompany a scheme explanatory statement), and that report contains either a forecast of the company’s profits or profitability, or a statement that the market value of an asset differs from the amount at which it is shown in the company’s books, the report must not accompany the statement unless ASIC has consented in writing, and any conditions ASIC imposes on that consent are complied with.

ASIC has provided its consent for the purposes of clause 8305 of Part 3 of Schedule 8 to the Corporations Regulations to permit the Independent Expert’s Report to include the statements regarding the carrying value of EUR’s shareholding in CRML and listed investments as set out in section 9.2.2 of the Independent Expert’s Report.

ASIC has granted relief to EUR from compliance with paragraphs 8201(a), (b), (c), (d) and (e) and 8203(a) and (b) of Part 2 of Schedule 8 of the Corporations Regulations which set out various content requirements in connection with the Option Scheme, including the requirement to name all EUR Optionholders.

ASIC has also granted EUR and CRML relief in connection with the establishment and operation of the Sale Facility, being exemptions from the Australian financial services licensing requirement in section 911A(1) of the Corporations Act, the managed investment scheme registration requirement in section 601ED(5) of the Corporations Act, and the product disclosure requirements in Divisions 2 to 5A of Part 7.9 of the Corporations Act.

10.12	ASX waivers

On 22 July 2026, ASX granted EUR a waiver from ASX Listing Rule 6.23.2 to the extent necessary to permit EUR to cancel the EUR Unlisted Options and EUR Performance Rights for consideration in accordance with the terms of the Security Cancellation Deeds (being New CRML Shares in respect of the EUR Unlisted Options and the Class 1 and Class 2 EUR Performance Rights, and New CRML Warrants in respect of the Class 3, Class 4, Class 5 and Class 6 EUR Performance Rights) without the approval of EUR Shareholders.

The waiver was granted by ASX on the following conditions:

(a)	full details of the cancellation of the EUR Unlisted Options and EUR Performance Rights and the consideration payable for their cancellation are set out in this Scheme Booklet; and

(b)	the Schemes become Effective.

10.13	Deed Polls

CRML has entered into:

(a)	the Share Scheme Deed Poll in favour of the EUR Shareholders under which CRML has undertaken to provide or procure the provision of (as applicable) the Share Scheme Consideration to EUR Shareholders if the Share Scheme becomes Effective; and

(b)	the Option Scheme Deed Poll in favour of the EUR Optionholders under which CRML has undertaken to provide or procure the provision of (as applicable) the Option Scheme Consideration to EUR Optionholders if the Option Scheme becomes Effective.

The Deed Polls may be relied upon by any EUR Shareholder or EUR Optionholder (as applicable) despite the fact that they are not a party to it and each EUR Securityholder appoints EUR as its agent and attorney to enforce their rights under the Deed Polls against CRML.

10.14	Creditors of EUR

The Schemes, if implemented, will not affect the interests of creditors of EUR.

EUR has paid and is paying all its creditors within normal terms of trade. It is solvent and is trading in an ordinary commercial manner.

10.15	Disputes and litigation

EUR is from time to time involved in disputes and litigation.

As at the date of this Scheme Booklet, EUR Group is not involved in any ongoing litigation or dispute which is material in the context of EUR other than as set out below.

EUR received a letter of demand from Jett Capital Advisors, LLC in April 2026 alleging that EUR owes US$6,724,805 to Jett Capital Advisors for brokerage and transaction services allegedly provided by Jett Capital between July 2025 to February 2026. EUR does not consider that there is any basis on which the amounts are payable by EUR and has disputed both the quantum and basis of the demand.

10.16	Intentions of directors

The Corporations Regulations require a statement by the EUR Directors of their intentions regarding the continuation of the business of EUR, major changes, if any, to be made to the business of EUR or any future employment of the present employees of EUR.

If the Schemes are implemented, CRML will acquire and control EUR. As outlined in Section 7.5(a), other than in respect of the retirement from office of the Independent EUR Director, CRML does not intend to make any changes to the EUR Board on and from the Implementation Date. CRML’s intentions in relation to EUR Group, its business and ongoing strategy are set out in Sections 7.3 and 7.4 and its intentions in relation to present employees of EUR are set out in Section 7.6.

If the Schemes are not implemented, the EUR Board intend to operate the existing EUR business substantially in the manner it is currently operated and in accordance with its publicly stated strategies.

10.17	Right to inspect EUR Register

EUR Shareholders have the right to inspect the EUR Register which contains the name and address of each EUR Shareholder and certain other prescribed details relating to EUR Shareholders, without charge.

EUR Optionholders have the right to inspect the EUR Register which contains the name and address of each EUR Optionholder and certain other prescribed details relating to EUR Optionholders, without charge.

EUR Securityholders also have the right to request a copy of the EUR Register or EUR Register (as applicable), upon payment of a fee (if any) up to a prescribed amount.

EUR Securityholders have these rights by virtue of section 173 of the Corporations Act.

10.18	No administrator

It is not proposed that any person be appointed to manage or administer the Schemes.

10.19	No relevant restrictions in the constitution of EUR

There are no relevant restrictions on the right to transfer EUR Securities in EUR’s constitution.

10.20	No unacceptable circumstances

The EUR Directors do not believe that the Schemes involve any circumstances in relation to the affairs of any member of EUR that could reasonably be characterised as constituting “unacceptable circumstances” for the purposes of section 657A of the Corporations Act.

10.21	Other information material to the making of a decision in relation to the Schemes

Except as set out in this Scheme Booklet, so far as the EUR Board is aware, there is no other information material to the making of a decision in relation to the Schemes, being information that is within the knowledge of any EUR Director or any director of a Related Body Corporate of EUR which has not previously been disclosed to EUR Securityholders.

10.22	Supplementary information

EUR will issue a supplementary document to this Scheme Booklet if it becomes aware, between the date of lodgement of this Scheme Booklet for registration by ASIC and the Effective Date:

(a)	that a material statement in this Scheme Booklet is false or misleading in a material respect;

(b)	that there is a material omission from this Scheme Booklet;

(c)	of a significant change affecting a matter included in this Scheme Booklet has occurred; or

(d)	of a significant new matter that has arisen which would have been required to be included in this Scheme Booklet if it had arisen before the date of lodgement of this Scheme Booklet for registration by ASIC.

The form which the supplementary document may take will depend on the nature and timing of the new or changed circumstances.

10.23	Directors’ statement

The issue of this Scheme Booklet has been authorised by the EUR Board, and this Scheme Booklet has been signed for and on behalf of the EUR Directors. The EUR Board has given (and not withdrawn) its consent to lodgement of this Scheme Booklet with ASIC for registration.

Signed for and on behalf of European Lithium Limited

Michael Carter
Director and Independent Board Committee Chair
European Lithium Limited

11.	GLOSSARY

Capitalised terms used in this Scheme Booklet have the meaning set out in the table below unless the context otherwise requires. Defined terms used in the Independent Expert’s Report and other documents reproduced in this Scheme Booklet have their own defined terms and those terms may differ from the definitions set out below.

22 Corporate Advisory means 22 Corporate Advisory Pty Ltd (ABN 58 158 847 155).

A$ or AUD means Australian dollars, the lawful currency of Australia.

Accounting Standards means:

(a)	the accounting standards made by the Australian Accounting Standards Board in accordance with the Corporations Act, and the requirements of that Act relating to the preparation and content of accounts; and

(b)	generally accepted accounting principles that are consistently applied in Australia, except those inconsistent with the standards or requirements referred to in paragraph (a).

AEDT means Australian Eastern Daylight Time.

AEST means Australian Eastern Standard Time.

Annexure means an annexure to this Scheme Booklet.

Announcement Date means 19 May 2026.

Articles or Articles of Association means CRML’s articles of association (as amended and restated from time to time).

ASIC means the Australian Securities and Investments Commission.

Associate has the meaning given in Division 2 of Part 1.2 of the Corporations Act.

ASX means ASX Limited (ACN 008 624 691) or, as the context requires, the financial market operated by it.

ASX Listing Rules means the official listing rules of ASX, as amended or replaced from time to time.

ASX Settlement means ASX Settlement Pty Limited (ABN 49 008 504 532).

ASX Settlement Operating Rules means the ASX Settlement Operating Rules of ASX.

ASX Trading Day means a day on which ASX is open for trading.

ATO means the Australian Taxation Office.

AWST means Australian Western Standard Time.

BC Act means the BVI Business Companies Act (as revised) of the British Virgin Islands.

Bidder or CRML means Critical Metals Corp. (CIK 0001951089), a company incorporated in the British Virgin Islands.

Business Combination means the business combination completed on 27 February 2024 pursuant to the Merger Agreement, under which CRML acquired the Wolfsberg Lithium Project from EUR and became a publicly traded company listed on NASDAQ.

Business Day means a business day as defined in the Listing Rules of the ASX and, to the extent any action must be taken in relation to NASDAQ or CRML, a day (other than a Saturday, Sunday or public holiday) on which banks are open for general banking business in New York.

Canaccord means Canaccord Genuity (Australia) Limited (ABN 19 075 071 466) (AFS License No: 234666).

Cash Consideration has the meaning given in Section 9.11.

Cash Equivalents means short-term, highly liquid investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value, such as bank deposits, money market instruments, treasury bills and similar instruments with an original maturity of three months or less from the date of acquisition, as determined in accordance with Accounting Standards applied consistently with the accounting policies used in the most recent audited financial statements of EUR Group.

Cashless Exercise Formula has the meaning given in Section 3.4(c) of this Scheme Booklet.

Ceiling Price means US$16.00.

CGT means capital gains tax under the Income Tax Assessment Act.

CHESS means the clearing house electronic sub-register system of share transfers operated by ASX Settlement.

Combined Group means following implementation of the Schemes, the CRML Group together with the EUR Group (i.e. CRML and its subsidiaries, including EUR).

Common Directors means Antony Sage, Malcolm Day and Mykhailo Zhernov, who are directors of both EUR and CRML.

Competing Proposal means a transaction, agreement or arrangement (whether by way of takeover offer, tender offer, merger, amalgamation, scheme of arrangement, shareholder approved acquisition, capital reduction or buy back, sale, purchase or assignment of shares or assets, lease, joint venture, strategic alliance, partnership dual listed company structure (or other economic or synthetic merger), or combination or other transaction or arrangement) made by a Third Party after the date of the Scheme Implementation Deed pursuant to which the Third Party will, if the transaction, agreement or arrangement is entered into or completed:

(a)	acquire (whether directly or indirectly) or become the holder of, or otherwise acquire, have a right to acquire or have an economic interest in 20% or more of the business conducted by or assets or property of the EUR Group;

(b)	acquire (whether directly or indirectly) or have a right to acquire control (as determined in accordance with section 50AA of the Corporations Act) of EUR or any member of the EUR Group;

(c)	acquire (whether directly or indirectly) or have a right to acquire a relevant interest (as determined in accordance with sections 608 and 609 of the Corporations Act) in 20% or more of the EUR Shares; or

(d)	require EUR to abandon, or otherwise fail to proceed with, the Transaction.

Computershare or Registry means Computershare Investor Services Pty Limited (ABN 48 078 279 277), the share registry of EUR.

Conditions Precedent means the conditions precedent to implementation of the Schemes set out in clauses 3.1 and 3.2 of the Scheme Implementation Deed (and summarised in Annexure B).

Constitution means EUR’s constitution which was adopted by special resolution of the EUR Shareholders on 20 January 2023.

Corporations Act means the Corporations Act 2001 (Cth).

Court means the Supreme Court of Western Australia or such other court of competent jurisdiction under the Corporations Act agreed to in writing by CRML and EUR.

CRML Board means the CRML board of directors.

CRML Director means a director of CRML.

CRML Group means CRML and each of its subsidiaries and a reference to a ‘CRML Group Member’ or a ‘member of the CRML Group’ is to CRML or any of its subsidiaries.

CRML Information means information regarding CRML Group and the merged CRML-EUR entity following implementation of the Schemes which is provided by CRML to EUR in writing for inclusion in the Scheme Booklet and approved by CRML for inclusion in the Scheme Booklet, excluding:

(a)	information regarding EUR Group contained in or used in the preparation of information regarding the merged CRML -EUR entity following implementation of the Schemes; and

(b)	the EUR Information.

CRML Preference Shares means the 50,000,000 preferred shares of US$0.001 par value each which CRML is authorised to issue under the Memorandum and Articles.

CRML PSU means a performance share unit issued by CRML.

CRML PSU Valuation Methodology means the methodology utilised by 22 Corporate Advisory to value the premium vesting stock options granted by CRML to certain of its key management personnel (who are also directors of EUR) on 30 October 2025, being a Monte Carlo Simulation methodology utilising the Binomial Option Pricing Model, determined as at 12 August 2026 and calculated using, among other things, the following key inputs:

●	an underlying CRML Share price of US$6.610, being the closing price of CRML Shares on NASDAQ on 12 August 2026;

●	an exercise price of US$12.880;

●	expected volatility of 90.0%;

●	a nil dividend yield;

●	a remaining term of 9.22 years; and

●	20-day VWAP vesting hurdles of US$16.250, US$20.310 and US$25.390 across the three tranches.

CRML Register means the register of CRML Shareholders maintained by the CRML Registry.

CRML Registry means Continental Stock Transfer & Trust Company.

CRML RSU means a restricted share unit issued by CRML.

CRML RSU Valuation Methodology means the methodology utilised by 22 Corporate Advisory to value the restricted stock units granted by CRML to certain of its executives and non-executive directors (who are also directors of EUR) on 31 October 2025, being a Black-Scholes Option Pricing methodology utilising the Black-Scholes-Merton model, determined as at 12 August 2026 and calculated using, among other things, the following key inputs:

●	an underlying CRML Share price of US$6.610, being the closing price of CRML Shares on NASDAQ on 12 August 2026;

●	a nil exercise price;

●	expected volatility of 90.0%;

●	a nil dividend yield; and

●	risk-free rates of between 3.854% and 4.211% and terms of between 0.22 and 2.22 years across the three tranches (which vest on a continued service basis).

CRML Securities means CRML Shares, CRML RSUs, CRML PSUs and any other equity or equity-linked securities issued by CRML.

CRML Shareholder means each person who is a register holder of a CRML Share.

CRML Shares means shares of common stock in the capital of CRML.

CRML Special Committee means the special committee of independent CRML Directors established by the CRML Board to consider the Transaction on behalf of CRML.

Deed Poll means the Share Scheme Deed Poll or the Option Scheme Deed Poll, as the context requires.

DRS or Direct Registration System means a system that allows electronic direct registration of securities in the name of an investor on the books of the Transfer Agent.

DRS Statement means a statement issued by the Transfer Agent evidencing the securities held by the applicable securityholder in book-based form in lieu of a physical certificate.

Earn Out Shares means the CRML Shares which CRML is obliged to issue to EUR under the Merger Agreement upon satisfaction of the share price milestones described in Section 5.2(a), which obligations will be extinguished pursuant to a deed of amendment to the Merger Agreement subject to and conditional on the Schemes becoming Effective.

Effective means:

(a)	when used in relation to the Share Scheme, the coming into effect, under section 411(10) of the Corporations Act of the order of the Court made under section 411(4)(b) of the Corporations Act in relation to the Share Scheme; and

(b)	when used in relation to the Option Scheme, the coming into effect, under section 411(10) of the Corporations Act of the order of the Court made under section 411(4)(b) of the Corporations Act in relation to the Option Scheme.

Effective Date means:

(a)	with respect to the Share Scheme, the date on which the Share Scheme becomes Effective; and

(b)	with respect to the Option Scheme, the date on which the Option Scheme becomes Effective.

Electing Holder means an Electing Shareholder or an Electing Optionholder.

Electing Optionholder means an Eligible Electing Optionholder who has completed an Opt-In Form and returned it to the Registry before the Opt-In Cut-Off Time.

Electing Shareholder means an Eligible Electing Shareholder who has completed an Opt-In Form and returned it to the Registry before the Opt-In Cut-Off Time.

Eligible Electing Optionholder means an EUR Optionholder (other than an Excluded Optionholder, Ineligible Optionholder or Small Optionholder) who is recorded in the EUR Register as the holder of not more than 50,000 EUR Options on the Record Date.

Eligible Electing Shareholder means an EUR Shareholder (other than an Excluded Shareholder, Ineligible Shareholder or Small Shareholder) who is recorded in the EUR Register as the holder of not more than 50,000 EUR Shares on the Record Date.

End Date means the later of:

(a)	31 December 2026; and

(b)	such other date and time agreed in writing between EUR and CRML.

EUR or European Lithium means European Lithium Limited (ACN 141 450 624).

EURAK Option means an unlisted option to acquire a EUR Share issued by EUR, exercisable at $0.08 on or before 31 December 2026, all of which have the ASX code EURAK.

EUR Board means the board of directors of EUR.

EUR Class 1 Performance Right means a EUR Performance Right vesting on the VWAP of EUR Shares exceeding $0.50 for 20 consecutive ASX Trading Days, prior to 31 December 2026.

EUR Class 2 Performance Right means a EUR Performance Right vesting on the VWAP of EUR Shares exceeding $0.60 for 20 consecutive ASX Trading Days, prior to 31 December 2027.

EUR Class 3 Performance Right means a EUR Performance Right vesting on the VWAP of EUR Shares exceeding $0.70 for 20 consecutive ASX Trading Days, prior to 31 December 2027.

EUR Class 4 Performance Right means a EUR Performance Right vesting on the VWAP of EUR Shares exceeding $0.80 for 20 consecutive ASX Trading Days, prior to 31 December 2028.

EUR Class 5 Performance Right means a EUR Performance Right vesting on the VWAP of EUR Shares exceeding $0.90 for 20 consecutive ASX Trading Days, prior to 31 December 2028.

EUR Class 6 Performance Right means a EUR Performance Right vesting on the VWAP of EUR Shares exceeding $1.00 for 20 consecutive ASX Trading Days, prior to 31 December 2029

EUR Diligence Materials means documents and information contained in the data room (including any written answers to requests for further information made by CRML and its Representatives) made available by EUR to CRML and its Representatives, the index of which has been agreed in writing between EUR and CRML on or prior to the date of the Scheme Implementation Deed for the purposes of identification.

EUR Director means a director of EUR.

EUR Group means EUR and each of its Related Bodies Corporate and EUR Group Member means each member of the EUR Group.

EUR Independent Board or Independent Board Committee or IBC means the committee established by the EUR Board to consider the Schemes independently on behalf of EUR Securityholders, chaired by and comprising the Independent EUR Director.

EUR Information means the information contained in this Scheme Booklet other than the CRML Information and the Independent Expert’s Report.

EUR Information Line means the telephone information line established by EUR for EUR Securityholders, contactable on 1300 630 625 (within Australia) and +61 2 9000 7014 (outside Australia). The EUR Information Line is open between Monday and Friday (excluding national public holidays in Australia) from 8:00am to 5:00pm (AEST).

EUR Insolvency Event means:

(a)	a material member of the EUR Group resolving that it be wound up or the making of an application or order for the winding up or dissolution of that member other than where the application or order (as the case may be) is set aside within 14 days;

(b)	a liquidator or provisional liquidator of a material member of the EUR Group being appointed;

(c)	a court making an order for the winding up of a material member of the EUR Group;

(d)	an administrator of a material member of the EUR Group being appointed under the Corporations Act;

(e)	a material member of the EUR Group is or becomes unable to pay its debts when they fall due within the meaning of the Corporations Act or is otherwise presumed to be insolvent under the Corporations Act unless that member has, or has access to, committed financial support from its parent entity such that it is able to pay its debts;

(f)	a material member of the EUR Group executing a deed of company arrangement;

(g)	a receiver, or a receiver and manager, being appointed in relation to the whole, or a substantial part, of the property of a member of the EUR Group; or

(h)	an event analogous to any of the foregoing in any jurisdiction outside of Australia.

EUR Material Adverse Change has the meaning given in clause 1.1 of the Scheme Implementation Deed and summarised in Annexure B.

EUR Option means a quoted option to acquire one EUR Share, exercisable at $0.10 on or before 30 April 2027, with ASX security code “EUROC”.

EUR Optionholder means a person registered in the EUR Register as the holder of one or more EUR Options.

EUR Performance Right means a performance right issued by EUR with ASX security code “EURAJ” that entitles the holder to be issued an EUR Share on satisfaction of applicable vesting conditions.

EUR Prescribed Event has the meaning given in clause 1.1 of the Scheme Implementation Deed and summarised in Annexure B.

EUR Register means the register of EUR Shareholders and EUR Optionholders maintained by Computershare on behalf of EUR in accordance with the Corporations Act.

EUR Representations and Warranties means the representations and warranties given by EUR under the Scheme Implementation Deed.

EUR Securities means EUR Shares, EUR Options, EUR Performance Rights and EUR Unlisted Options (collectively).

EUR Securityholder means a holder of one or more EUR Securities (including EUR Shareholders and EUR Optionholders).

EUR Share means a fully paid ordinary share in the capital of EUR.

EUR Shareholder means each person who is registered in the EUR Register as the holder of a EUR Share.

EUR Unlisted Option means a EURAK Option, which is not the subject of the Option Scheme and is dealt with outside the Schemes in accordance with Section 3.6(a).

EUR Unlisted Optionholder means each person who is registered as the holder of one or more EUR Unlisted Options.

Exchange Act means the US Securities Exchange Act of 1934, as amended.

Exchange Rate means the AUD/USD exchange rate published by the Reserve Bank of Australia as the 4:00pm (Sydney time) reference rate on the second NASDAQ Trading Day before the Record Date.

Excluded Optionholder means any EUR Optionholder who is a member of CRML Group or any EUR Optionholder who holds any convertible securities in CRML on behalf of or for the benefit of any member of CRML Group.

Excluded Shareholder means any EUR Shareholder who is a member of CRML Group or any EUR Shareholder who holds any EUR Shares on behalf of or for the benefit of any member of CRML Group.

Exclusivity Period means the period commencing on the date of the Scheme Implementation Deed and ending on the earlier of:

(a)	the date the Scheme Implementation Deed is terminated;

(b)	the Implementation Date; and

(c)	the End Date.

Fairly Disclosed means disclosed in sufficient detail to enable a reasonable and sophisticated recipient of the relevant information who is experienced in transactions of the nature of the Transaction and experienced in a business similar to any business conducted by the EUR Group or CRML Group, as applicable, to identify the nature, substance and potential impact of the relevant fact, matter, circumstance or event.

Financing Transaction has the meaning given in clause 1.1 of the Scheme Implementation Deed and summarised in Annexure B.

Floor Price means US$8.00.

Foreign Estimate means a foreign estimate presented in accordance with ASX Listing Rule 5.12.

FPI means a foreign private issuer, as defined in Rule 3b-4 under the Exchange Act.

FRCGW means foreign resident capital gains withholding tax imposed under Subdivision 14-D of Schedule 1 to the Taxation Administration Act 1953 (Cth).

General Meeting means the general meeting of EUR Shareholders to be convened to consider and vote on the Related Party Resolutions, notice of which is set out in Annexure I

Government Agency means any foreign or Australian government or governmental, semi-governmental, administrative, fiscal or judicial body, department, commission, authority, tribunal, agency or entity, or any minister of the Crown in right of the Commonwealth of Australia or any other federal, state, provincial, local or other government (foreign or Australian) and for the avoidance of doubt includes ASX, ASIC, SEC, NASDAQ, the ATO and the Takeovers Panel.

GST means the goods and services tax imposed under the A New Tax System (Goods and Services Tax) Act 1999 (Cth).

HREE means heavy rare earth elements.

HREO means heavy rare earth oxide.

IFRS means International Financial Reporting Standards.

Implementation means implementation of the Schemes in accordance with their terms.

Implementation Date means:

(a)	with respect to the Share Scheme, the fifth Business Day following the Record Date or such other date as EUR and CRML agree in writing; and

(b)	with respect to the Option Scheme, the fifth Business Day following the Record Date or such other date as EUR and CRML agree in writing.

Income Tax Assessment Act means the Income Tax Assessment Act 1936 (Cth) and the Income Tax Assessment Act 1997 (Cth), as the context requires.

Independent EUR Director means Michael Carter, the Non-Executive Director of EUR who is independent of CRML.

Independent Expert means Horizon Nexus Partners, the independent expert engaged by EUR to prepare the Independent Expert’s Report.

Independent Expert’s Report means the report of the Independent Expert dated 8 September 2026 set out in Annexure A, issued by the Independent Expert commissioned by EUR for inclusion in the Scheme Booklet, which includes a statement by the Independent Expert on whether, in its opinion:

(a)	the Share Scheme is in the best interests of EUR Shareholders (and the reasons for holding that opinion); and

(b)	the Option Scheme is in the best interests of EUR Optionholders (and the reasons for holding that opinion),

and includes any update, revision or amendment of that report by the Independent Expert.

Ineligible Holder means an Ineligible Shareholder or an Ineligible Optionholder.

Ineligible Optionholder means a EUR Optionholder whose Registered Address as recorded in the EUR Register as at the Record Date is located outside Australia and its external territories, New Zealand or the United States of America unless CRML is satisfied that it is permitted to procure the issue of New CRML Shares to that EUR Optionholder pursuant to the Option Scheme by the laws of that place, without having to comply with any governmental approval or other consent or registration, filing or other formality which CRML regards as unduly onerous.

Ineligible Shareholder means a EUR Shareholder whose address as recorded in the EUR Register as at the Record Date is located outside Australia and its external territories, New Zealand or the United States of America unless CRML is satisfied that it is permitted to procure the issue of New CRML Shares to that EUR Shareholder pursuant to the Share Scheme by the laws of that place, without having to comply with any governmental approval or other consent or registration, filing or other formality which CRML regards as unduly onerous.

JORC Code means the Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves (2012 edition), as published by the Joint Ore Reserves Committee.

Last Practicable Date means 4:00pm (AWST) on 12 August 2026, being the last practicable date before finalisation of this Scheme Booklet.

Maximum Share Scheme Transaction Ratio means 0.045 New CRML Shares for every 1 EUR Share held.

Memorandum and Articles means CRML’s memorandum of association (Memorandum) and the Articles of Association, each as amended and restated from time to time.

Merger means the proposed acquisition of EUR by CRML to be effected by the Schemes in accordance with the terms of the Scheme Implementation Deed.

Merger Agreement means the merger agreement dated 24 October 2022 between CRML, EUR, European Lithium AT (Investments) Limited, Sizzle Acquisition Corp. and Project Wolf Merger Sub Inc., as amended from time to time, pursuant to which the Business Combination was implemented.

Millstone Agreements means:

(a)	the SPA; and

(b)	the Subscription Agreement.

Mineral Resource has the meaning given in the JORC Code.

Minimum Cash Amount means $330,000,000.

Minimum Cash Condition means the condition precedent in clause 3.1(h) of the Scheme Implementation Deed requiring the aggregate of EUR Group’s Net Cash and Cash Equivalents plus the amount of any Velta Loans (up to the Permitted Balance) to be equal to or greater than the Minimum Cash Amount as at 8:00am on the Second Court Date.

Minimum Share Scheme Transaction Ratio means 0.025 New CRML Shares for every 1 EUR Share held.

NASDAQ means the NASDAQ Stock Market LLC.

NASDAQ Listing Rules means the official listing rules of NASDAQ.

NASDAQ Trading Day means a day on which NASDAQ is open for trading.

Net Cash means, in respect of the EUR Group as at the relevant measurement date, the aggregate of: (a) cash and Cash Equivalents held by EUR Group Members (excluding any Restricted Cash); (b) the outstanding principal amount of the Velta Loans (up to the Permitted Balance), (c) any outstanding loans or working capital provided by an EUR Group Member to any CRML Group Member, less (d) all financial indebtedness of EUR Group Members (including bank borrowings, drawn credit facilities, finance lease obligations and any other interest-bearing debt); (e) any transaction expenses or fees incurred by the EUR Group in connection with the Transaction and any payment (whether in the form of cash, securities or otherwise), or the acceleration of any benefit or entitlement of another person, being triggered by the completion of the Transaction, in each case whether payable on, before or after the Effective Date and (f) any tax liabilities of EUR Group Members (including any accrued but unpaid tax liabilities), in each case calculated on a consolidated basis in accordance with Accounting Standards applied consistently with the accounting policies used in the most recent audited financial statements of the EUR Group, after eliminating all intra-group balances and transactions.

Net Cash Proceeds means the net cash proceeds from the sale by the Sale Agent of the Relevant CRML Shares under the Sale Facility, less any applicable taxes and charges incurred by CRML or the Sale Agent in connection with the sale of the Relevant CRML Shares, on a pro rata basis attributable to each Ineligible Holder, Small Holder and Electing Holder.

New CRML Securities means New CRML Shares and/or New CRML Warrants, as the context requires.

New CRML Share means a new CRML Share to be issued as Scheme Consideration under the Share Scheme and the Option Scheme (as applicable).

New CRML Warrant means a warrant issued by CRML on or following the Implementation Date to acquire that number of CRML Shares calculated by applying the Share Scheme Transaction Ratio as the economically equivalent security in replacement of each EUR Class 3 Performance Right, EUR Class 4 Performance Right, EUR Class 5 Performance Right or EUR Class 6 Performance Right (as applicable), in each case on substantially the following terms: (a) a zero dollar exercise price; (b) a vesting condition that the warrant vests when the 20-Day VWAP of CRML Shares on NASDAQ equals or exceeds an amount calculated by dividing the EUR share price vesting hurdle applicable to such EUR Performance Right by the Share Scheme Transaction Ratio, converted to USD at the Exchange Rate; (c) the expiry date being the same expiry date as the corresponding EUR Performance Right being replaced; and (d) with other terms no less favourable than the corresponding EUR Performance Right.

New CRML Warrant Valuation Methodology (Minimum Ratio) means the methodology utilised by 22 Corporate Advisory to value the Replacement Warrants (which replace the EUR Class 3, Class 4, Class 5 and Class 6 Performance Rights) on the basis of the Minimum Share Scheme Transaction Ratio, being a Monte Carlo Simulation methodology utilising the Binomial Option Pricing Model determined as at 12 August 2026 and calculated using, among other things, the following key inputs:

●	an underlying CRML Share price of US$6.610, being the closing price of CRML Shares on NASDAQ on 12 August 2026;

●	a nil exercise price;

●	expected volatility of 90.0%;

●	a nil dividend yield;

●	risk-free rates of between 4.077% and 4.275% and terms of between 1.39 and 3.39 years across the four tranches; and

●	20-day VWAP vesting hurdles of US$19.771 (Class 3), US$22.595 (Class 4), US$25.420 (Class 5) and US$28.244 (Class 6).

New CRML Warrant Valuation Methodology (Maximum Ratio) means the methodology utilised by 22 Corporate Advisory to value the New CRML Warrants (which replace the EUR Class 3, Class 4, Class 5 and Class 6 Performance Rights) on the basis of the Maximum Share Scheme Transaction Ratio, being a Monte Carlo Simulation methodology utilising the Binomial Option Pricing Model determined as at 12 August 2026 and calculated using, among other things, the following key inputs:

●	an underlying CRML Share price of US$6.610, being the closing price of CRML Shares on NASDAQ on 12 August 2026;

●	a nil exercise price;

●	expected volatility of 90.0%;

●	a nil dividend yield;

●	risk-free rates of between 4.077% and 4.275% and terms of between 1.39 and 3.39 years across the four tranches; and

●	20-day VWAP vesting hurdles of US$10.984 (Class 3), US$12.553 (Class 4), US$14.122 (Class 5) and US$15.691 (Class 6).

Notice of Meeting means the notice of meeting for the Share Scheme Meeting, the Option Scheme Meeting or the General Meeting, as the context requires.

Official List means the official list of ASX.

Opt-In Cut-Off Time means 3:00pm (AWST) or 6:00pm (AEDT) on Tuesday, 27 October 2026.

Opt-In Form means the opt-in form to be completed and returned to the Registry by an Eligible Electing Shareholder or Eligible Electing Optionholder, who wishes to elect to receive the Net Cash Proceeds from the sale of their Relevant CRML Shares under the Sale Facility in lieu of New CRML Shares, no later than the Opt-In Cut-Off Time.

Opt-In Withdrawal Form means the form to be completed and returned to the Registry by an Eligible Electing Shareholder or Eligible Electing Optionholder who wishes to withdraw their Opt-In Form.

Option Scheme means the creditors’ scheme of arrangement under Part 5.1 of the Corporations Act between EUR and the EUR Optionholders under which EUR Optionholders will receive the Option Scheme Consideration, substantially in the form attached as Annexure D or in such other form as EUR and CRML may agree in writing, subject to any alterations or conditions made or required by the Court under section 411(6) of the Corporations Act and agreed to in writing by CRML and EUR.

Option Scheme Consideration means the consideration to be provided to the EUR Optionholders under the terms of the Option Scheme, comprising, for each EUR Option, that number of New CRML Shares equal to:

Number of CRML Shares per EUR Option = A – (B/C)

Where:

A means the Share Scheme Transaction Ratio;

B means the exercise price per EUR Option, converted into USD at the Exchange Rate; and

C means the Scheme VWAP, provided that if the Option Scheme Consideration is a negative amount based on the above formula, the Option Scheme Consideration shall be deemed zero (0).

Option Scheme Deed Poll means the deed poll in the form attached as Annexure F or in such other form as EUR and CRML may agree in writing under which CRML covenants in favour of the EUR Optionholders to perform its obligations under the Option Scheme.

Option Scheme Meeting means the meeting of EUR Optionholders (other than Excluded Optionholders) ordered by the Court to be convened under section 411(1) of the Corporations Act.

Option Scheme Participant means an EUR Optionholder (other than Excluded Optionholders) recorded in the EUR Register as at the Record Date.

Option Scheme Resolution means the resolution to be considered by EUR Optionholders at the Option Scheme Meeting to approve the Option Scheme.

Ore Reserve has the meaning given in the JORC Code.

Performance Rights Valuation Methodology means the methodology utilised by 22 Corporate Advisory to value the EUR Performance Rights being a Monte Carlo Simulation methodology utilising the Binomial Option Pricing Model applied in accordance with IFRS 2 Share-based Payment, determined as at 12 August 2026, and calculated using, among other things, the following key inputs:

●	an EUR Share price of A$0.305, being the closing price of EUR Shares on ASX on 12 August 2026;

●	an EUROC (EUR Listed Option) price of A$0.200;

●	a CRML Share price of US$6.380, being the 20-day volume weighted average price of CRML Shares on NASDAQ; and

●	an AUD/USD exchange rate of 0.7061 (being A$1.00 = US$0.7061).

Performance Shares means a performance share in the capital of EUR which converts into a Share following satisfaction of a performance milestone.

Permitted Balance means US$31,000,000, plus any other amounts loaned or advanced to Velta by an EUR Group Member with the prior written consent of CRML, converted into AUD at the AUD/USD exchange rate published by the Reserve Bank of Australia as the 4:00pm (Sydney time) reference rate on the Business Day immediately preceding the Second Court Date.

Potential Competing Proposal means any offer, proposal or expression of interest which is not, but which could reasonably be expected to become, a Competing Proposal.

ppm means Parts Per Million.

Private Warrants means the warrants issued by CRML in private placements (including PIPE-related warrants), comprising, as at the Last Practicable Date, warrants to purchase 1,839,500 CRML Shares at an exercise price of US$7.00 expiring on 7 February 2029 and warrants to purchase 10,590,000 CRML Shares at an exercise price of US$7.00 expiring on 6 October 2031.

Public Warrants means the 7,660,775 warrants issued by CRML and listed on NASDAQ under the symbol “CRMLW”, each exercisable for one CRML Share at an exercise price of US$11.50, expiring on 27 February 2029.

Recognised Exchange means any recognised securities exchange on which CRML Shares are listed or quoted from time to time, including NASDAQ.

Record Date means:

(a)	in respect of the Share Scheme, 4:00pm (AWST) or 7:00pm (AEDT) on the second Business Day after the Effective Date or such other date as EUR and CRML agree in writing; and

(b)	in respect of the Option Scheme, 4:00pm (AWST) or 7:00pm (AEDT) on the second Business Day after the Effective Date or such other date as EUR and CRML agree in writing.

REE means rare earth elements.

Registered Address means in relation to an EUR Securityholder, the address shown for that holder in the EUR Register as at the Record Date.

Regulatory Approvals means:

(a)	any approval, consent, authorisation, registration, filing, lodgement, permit, agreement, notarisation, certificate, permission, licence, direction, declaration, authority, waiver or exemption from, by, or with a Government Agency; or

(b)	in relation to anything that would be fully or partly prohibited or restricted by law if a Government Agency intervened or acted in any way within a specified period after lodgement, filing, registration or notification, the expiry of that period without intervention or action.

Reimbursement Fee means A$12,000,000, being the amount payable by EUR to CRML in accordance with clause 12 of the Scheme Implementation Deed.

Related Bodies Corporate has the meaning given in section 50 of the Corporations Act.

Related Party Resolutions means the resolutions to be considered by EUR Shareholders at the General Meeting seeking approval, for the purposes of Chapter 2E of the Corporations Act, for the giving of the financial benefits provided for under, or in connection with, the Security Cancellation Deeds to which each of Antony Sage, Malcolm Day, Michael Carter and Mykhailo Zhernov (and/or their respective associated entities) is a party, in connection with the Schemes.

Relevant CRML Shares means the New CRML Shares that an Ineligible Holder or Small Holder would otherwise be entitled to receive under the Schemes (as applicable), which will be delivered to the Sale Agent for sale under the Sale Facility.

Relevant Interest has the meaning given in sections 608 and 609 of the Corporations Act.

Representative means in respect of a party or its subsidiaries, each director, officer, employee, advisor, agent or representative of that party or Related Body Corporate.

Requisite Majorities means:

(a)	in relation to the Share Scheme Resolution:

(i)	unless the Court orders otherwise, a majority in number (more than 50%) of EUR Shareholders present and voting at the Share Scheme Meeting (either in person or by proxy, attorney, or in the case of corporate EUR Shareholders, body corporate representative); and

(ii)	at least 75% of the total number of votes cast on the Share Scheme Resolution at the Share Scheme Meeting by EUR Shareholders present and voting (either in person or by proxy, attorney or, in the case of corporate EUR Shareholders, body corporate representative), and

(b)	in relation to the Option Scheme Resolution:

(i)	a majority in number (more than 50%) of EUR Optionholders present and voting at the Option Scheme Meeting (either in person or by proxy, attorney, or in the case of corporate EUR Optionholders, body corporate representative); and

(ii)	at least 75% of the total number of votes cast on the Option Scheme Resolution at the Option Scheme Meeting by EUR Optionholders present and voting (either in person or by proxy, attorney or, in the case of corporate EUR Optionholders, body corporate representative).

Restricted Cash means any cash or cash equivalents held by a EUR Group Member that are not freely available for use by the EUR Group at the relevant measurement date due to any legal, regulatory, contractual or other restriction, including cash held as security deposits, cash subject to escrow arrangements, and cash held in trust for third parties.

Resulting EUR Share means an EUR Share issued on exercise or conversion of EUR Options in accordance with the terms of the Option Scheme.

Reverse Reimbursement Fee means A$12,000,000, being the amount payable by CRML to EUR in accordance with clause 13 of the Scheme Implementation Deed.

Roll-Over Relief means the CGT scrip-for-scrip roll-over relief available under Subdivision 124-M of the Income Tax Assessment Act.

Sale Agent means Canaccord, the agent appointed by CRML, in consultation with EUR, acting on behalf of CRML and for the benefit of the Ineligible Holders, Small Holders and Electing Holders to receive the Relevant CRML Shares and sell them through the Sale Facility.

Sale Facility means the facility under which the Sale Agent will sell the Relevant CRML Shares on the market and remit the Net Cash Proceeds to Ineligible Holders, Small Holders and Electing Holders.

Scheme means the Share Scheme or the Option Scheme, as the context requires (and Schemes means both of them collectively).

Scheme Booklet means this document, being the explanatory statement issued by EUR for the purposes of section 412 of the Corporations Act in relation to the Schemes.

Scheme Consideration means the Share Scheme Consideration and/or the Option Scheme Consideration, as the context requires.

Scheme Implementation Deed means the scheme implementation deed dated 18 May 2026 between EUR and CRML, as amended from time to time, including by deed of amendment and restatement between EUR and CRML dated 3 July 2026, and by deed of amendment and restatement between EUR and CRML dated 19 August 2026, a summary of which is set out in Annexure B.

Scheme Meetings means the Share Scheme Meeting and the Option Scheme Meeting.

Scheme Participant means a Share Scheme Participant or an Option Scheme Participant.

Scheme Resolution means the Share Scheme Resolution or the Option Scheme Resolution, as the context requires.

Scheme VWAP means the average of the daily volume weighted average price of CRML Shares traded on NASDAQ during the Scheme VWAP Period, as shown on Bloomberg (or, if Bloomberg is unavailable, as calculated by reference to such other source as EUR and CRML agree in writing).

Scheme VWAP Period means the 20 consecutive NASDAQ Trading Days ending on (and including) the second NASDAQ Trading Day before the date of the Share Scheme Meeting, except that if the Share Scheme Meeting is adjourned, postponed or otherwise delayed, means the 20 consecutive NASDAQ Trading Days ending on (and including) the second NASDAQ Trading Day before the date on which the Share Scheme Meeting was originally convened.

SEC means the United States Securities and Exchange Commission.

Second Court Date means the first day on which the application made to the Court for orders under section 411(4)(b) of the Corporations Act approving the Schemes is heard, or, if that application is adjourned or subject to appeal for any reason, the first day on which the adjourned or appealed application is heard.

Second Court Hearing means the hearing of the application made to the Court for orders approving the Schemes.

Security Cancellation Deed means:

(a)	in respect of EUR Unlisted Options, a deed on the terms summarised in Section 3.6(a) of this Scheme Booklet; and

(b)	in respect of the EUR Performance Rights, a deed on the terms summarised in Section 3.6(b) of this Scheme Booklet.

Share Scheme means the scheme of arrangement under Part 5.1 of the Corporations Act between EUR and the EUR Shareholders under which EUR Shareholders will receive the Share Scheme Consideration, in the form attached as Annexure C or in such other form as EUR and CRML may agree in writing, subject to any alterations or conditions made or required by the Court under section 411(6) of the Corporations Act and agreed to in writing by CRML and EUR.

Share Scheme Consideration means a number of New CRML Shares to be provided to EUR Shareholders under the terms of the Share Scheme, for the transfer of their EUR Shares, equal to the Share Scheme Transaction Ratio.

Share Scheme Deed Poll means a deed poll in the form attached as Annexure E, under which CRML covenants in favour of the Share Scheme Participants to perform its obligations under the Share Scheme.

Share Scheme Meeting means the meeting of EUR Shareholders (other than Excluded Shareholders) convened by the Court under section 411(1) of the Corporations Act to consider and vote on the Share Scheme.

Share Scheme Participant means an EUR Shareholder as at the Record Date (other than an Excluded Shareholder).

Share Scheme Resolution means the resolution to be considered by EUR Shareholders at the Share Scheme Meeting to approve the Share Scheme.

Share Scheme Transaction Ratio means that number of New CRML Shares for every 1 EUR Share held, determined as follows:

(a)	if the Scheme VWAP is equal to or less than the Floor Price, the Maximum Share Scheme Transaction Ratio;

(b)	if the Scheme VWAP is greater than the Floor Price and less than the Ceiling Price, the number of New CRML Shares calculated in accordance with the following formula:

Number of New CRML Shares = D + [(E – F) × 0.01 ÷ 4]

Where:

D means the Minimum Share Scheme Transaction Ratio;

E means the Ceiling Price; and

F means the Scheme VWAP.

(c)	if the Scheme VWAP is equal to or greater than the Ceiling Price, the Minimum Share Scheme Transaction Ratio.

Small Holder means a Small Shareholder or a Small Optionholder.

Small Optionholder means an EUR Optionholder (other than an Ineligible Optionholder) who, based on their holding of EUR Options as at 4:00pm (AWST) or 7:00pm (AEDT) on the Record Date, is entitled to receive less than 35 New CRML Shares under the Option Scheme.

Small Shareholder means an EUR Shareholder (other than an Ineligible Shareholder) who, based on their holding of EUR Shares as at 4:00pm (AWST) or 7:00pm (AEDT) on the Record Date, is entitled to receive less than 35 New CRML Shares under the Share Scheme.

SPA means the share sale and purchase agreement between EUR, Millstone and Company Global DWC-LLC dated 3 November 2021 (as amended by deed of variation dated 20 February 2023, deed of variation dated 20 December 2023, and letter agreement titled “Extension of End Date” dated 27 December 2025, deed of variation dated 21 July 2026 and deed of variation dated 24 August 2026).

Subpart 1300 means Subpart 1300 of Regulation S-K, promulgated under the US Securities Act.

Subscription Agreement means the subscription agreement between EUR, Millstone and Company Global DWC-LLC dated 3 November 2021 (as amended by deed of variation dated on or about February 2023, letter agreement titled “Extension of End Date” dated 27 December 2025, deed of variation dated 21 July 2026 and deed of variation dated 24 August 2026).

Superior Proposal means an unsolicited bona fide Competing Proposal (and not resulting from a breach of obligations under the Scheme Implementation Deed including, without limitation, clause 11 of the Scheme Implementation Deed), which the EUR Board, acting in good faith, and after taking written advice from its legal and (if applicable) financial advisers, determines:

(a)	is reasonably capable of being valued and completed within a reasonable timeframe; and

(b)	would, if completed substantially in accordance with its terms, be reasonably likely to be more favourable to EUR Shareholders (as a whole) than the Transaction,

in each case taking into account all aspects of the Competing Proposal and the identity and reputation of the person making it, including without limitation all legal, regulatory and financial matters (including the value and type of consideration, funding, any timing considerations, the percentage of EUR Shares being acquired, any conditions precedent or other matters affecting the probability of the Competing Proposal being completed).

Takeovers Panel means the Australian Takeovers Panel constituted under the Australian Securities and Investments Commission Act 2001 (Cth).

Tanbreez Rare Earth Project or Tanbreez means the rare earth project located in Greenland in which CRML holds a 92.5% interest, with EUR holding a 7.5% direct interest as at the date of this Scheme Booklet.

Third Party means any person other than EUR, CRML and their respective Associates.

Transaction means the transactions contemplated by the Scheme Implementation Deed, including the Schemes and the Merger.

TREO means total rare earth oxides.

United States or US means the United States of America, its territories and possessions, any state of the United States and the District of Columbia.

USD or US$ means United States dollars, the lawful currency of the United States.

US Securities Act means the United States Securities Act of 1933, as amended.

Variation Notice means a notice obtained by an EUR Securityholder from the Commissioner of Taxation under section 14-235 of Schedule 1 to the Taxation Administration Act 1953 (Cth) reducing the rate of FRCGW below 15% (including to nil).

Velta means Velta Holding US, Inc. (or any successor entity), being the counterparty to the Velta Acquisition.

Velta Acquisition means the proposed investment or funding in (by loan, equity or otherwise) or acquisition by EUR (or another EUR Group Member) of all of the issued and outstanding share capital of Velta.

Velta Loans means the secured loans advanced or to be advanced by EUR (or another EUR Group Member) to Velta, being an aggregate principal amount not exceeding the Permitted Balance.

Voting Power has the meaning given in section 610 of the Corporations Act.

VWAP means volume weighted average price.

Wolfsberg Lithium Project means the lithium project located in Carinthia, Austria, in which CRML holds a 100% interest.

A N N E X U R E  A – I N D E P E N D E N T    E X P E R T’S    R E P O R T

A-1

European Lithium Limited INDEPENDENT EXPERT'S REPORT AND FINANCIAL SERVICES GUIDE 8 SEPTEMBER 2026

i FINANCIAL SERVICES GUIDE Dated: 8 September 2026 What is a Financial Services Guide ('FSG')? This FSG is designed to help you decide whether to use any of the general financial product advice provided by Horizon Nexus Partners Securities Pty Ltd ACN 009 342 661 ('HNP'), Australian Financial Services Licence Number 289358 ('AFSL'). This FSG includes information about: • HNP and how they can be contacted; • the services HNP is authorised to provide; • how HNP is paid; • any relevant associations or relationships of HNP; • how complaints are dealt with as well as information about internal and external dispute resolution systems, and how you can access them; and • the compensation arrangements that HNP has in place. Where you have engaged HNP we act on your behalf when providing financial services. Where you have not engaged HNP, HNP acts on behalf of our client when providing these financial services and are required to provide you with a FSG because you receive a report or other financial services from HNP. Financial Services that HNP is authorised to provide HNP, which holds an AFSL authorising it to provide, amongst other services, financial product advice for securities to retail and wholesale clients. We provide financial product advice when engaged to prepare a report in relation to a transaction relating to one of these types of financial products. HNP's responsibility to you HNP has been engaged by the directors of European Lithium Limited ('European Lithium' or the 'Client') to provide general financial product advice in the form of an independent expert's report dated 8 September 2026 ('the Report'), which is to be included in the Scheme Booklet (the 'Scheme Booklet' or the 'Document') to be sent to European Lithium's eligible shareholders and option holders on or around September 2026. You have not engaged HNP directly but have received a copy of the Report because the Client has issued it to you. HNP or the employees of HNP are not acting for any person other than the Client. HNP is responsible and accountable to you for ensuring that there is a reasonable basis for the conclusions in the Report. General Advice As HNP has been engaged by the Client, the Report only contains general advice as it has been prepared without taking into account your personal objectives, financial situation or needs. You should consider the appropriateness of the general advice in the Report having regard to your circumstances before you act on the general advice contained in the Report.

ii You should also consider the other parts of the Document before making any decision in relation to the Notice of Meeting. Fees HNP may receive HNP charges fees for preparing reports. These fees will usually be agreed with and paid by the Client. Fees are agreed on either a fixed fee or a time cost basis. In this instance, the Client has agreed to pay HNP $100,000 (excluding GST and out of pocket expenses) for preparing the Report. HNP and its officers, representatives, related entities and associates will not receive any other fee or benefit in connection with the provision of the Report. Referrals HNP does not pay commissions or provide any other benefits to any person for referring customers to them in connection with the Report. Associations and Relationships Through a variety of corporate and trust structures HNP is controlled by and operates as part of the Horizon Nexus Partners (WA) Pty Ltd. HNP's directors and authorised representative may be directors in the Horizon Nexus Partners (WA) Pty Ltd group entities ('HNP Group'). Ms Evelyn Tan, and Ms Muranda Cornelius, both Directors of HNP, prepared this Report. The financial product advice in the Report is provided by HNP and not by the HNP Group. From time to time, HNP, the HNP Group and related entities ('HNP entities') may provide professional services, including audit, tax and financial advisory services, to companies and issuers of financial products in the ordinary course of their businesses. Over the past two years, HNP entities have not provided any other services to the Client apart from the provision of this Report. No individual involved in the preparation of this Report holds a substantial interest in, or is a substantial creditor of, the Client or has other material financial interests in the proposed transaction described in this Report. Complaints Resolution If you have a complaint, please let HNP know. Formal complaints should be sent in writing to: Horizon Nexus Partners Securities Pty Ltd Head of Compliance GPO Box 2570 Perth WA 6001 If you have difficulty in putting your complaint in writing, please telephone the Complaints Officer, Melissa Stanton, on +61 8 9463 2463 and she will assist you in documenting your complaint. Written complaints are recorded, acknowledged within 5 days and investigated. As soon as practical, and not more than 30 days after receiving the written complaint, the response to your complaint will be advised in writing. External Complaints Resolution Process If HNP cannot resolve your complaint to your satisfaction within 30 days, you can refer the matter to the Australian Financial Complaints Authority ('AFCA'). AFCA is an independent company that has been established to provide free advice and assistance to consumers to help in resolving complaints relating to the financial services industry. Further details about AFCA are available on its website www.afca.org.au or by contacting it directly via the details set out below.

iii Australian Financial Complaints Authority GPO Box 3, Melbourne, Victoria 3001 Telephone: 1800 931 678 Email: info@afca.org.au The Australian Securities and Investments Commission also has a free call infoline on 1300 300 630 which you may use to obtain information about your rights. Compensation Arrangements HNP has professional indemnity insurance cover as required by the Corporations Act 2001 (Cth). Contact Details You may contact HNP at: Horizon Nexus Partners Securities Pty Ltd GPO Box 2570 Perth WA 6001

Horizon Nexus Partners Horizon Nexus Partners Securities Pty Ltd (ACN 009 342 661) Level 4, 88 William Steet, Perth WA 6000 | GPO Box 2570, Perth WA 6001, Australia horizonnp.com.au The Directors European Lithium Limited 32 Harrogate Street WEST LEEDERVILLE WA 6007 8 September 2026 Dear Directors, Independent Expert's Report on Schemes of Arrangement 1. BACKGROUND AND OUTLINE OF THE SCHEMES 1.1 Background On 28 April 2026, European Lithium Limited ('European Lithium' or the 'Company') announced that it had entered into a non-binding indicative agreement with Critical Metals Corp ('CRML') where CRML will acquire 100% of the issued securities of European Lithium via two separate schemes of arrangement. On 19 May 2026, the Company announced that it had entered into a Scheme Implementation Deed ('SID') with CRML (as amended and restated on 3 July 2026 and 19 August 2026), under which CRML proposes to acquire 100% of the issued share capital of European Lithium by way of a court-approved scheme of arrangement (the 'Share Scheme'). Under the Share Scheme (amended and restated), European Lithium shareholders will receive scrip consideration comprising between 0.025 and 0.045 CRML shares for each European Lithium share held, with the applicable exchange ratio determined by reference to the average daily volume weighted average price ('VWAP') of CRML shares traded over the 20 consecutive NASDAQ trading days ending on (and including) the second NASDAQ trading day before the date of the Share Scheme Meeting (the 'Share Scheme VWAP') (the 'Share Scheme Consideration'). It was also proposed that CRML will acquire all of European Lithium's listed options in exchange for new CRML shares reflecting the in-the-money value of their options on a cashless exercise basis (the 'Option Scheme Consideration') via a separate, contemporaneous scheme of arrangement (the 'Option Scheme') (the Share Scheme and Option Scheme together being the 'Schemes'). Following the implementation of the Schemes, European Lithium will be a subsidiary entity of CRML, creating a larger, NASDAQ-listed critical minerals company with exposure to both lithium and rare earth assets across the world ('the Combined Entity'). On 3 July 2026, European Lithium announced that it had entered into an amendment deed to the SID to effect changes to certain implementation mechanics of the Schemes while preserving the existing commercial terms. On 19 August 2026, European Lithium announced that it had entered into an amendment deed to the SID to effect the changes in the exchange ratio of the Share Scheme Consideration from a fixed ratio of 0.035 CRML share per European Lithium share to a floating exchange ratio ranging between 0.025 and 0.045 CRML share per European Lithium share depending on the Share Scheme VWAP. Prior to the announcement (on 19 August 2026) of the amended terms relating to the change in exchange ratio of the Share Scheme Consideration, we provided European Lithium with drafts of our independent expert's report on 15 July 2026, 1 August 2026 and 9 August 2026 which showed fair and reasonable opinions. Since the announcement of the Schemes, CRML's share price has fallen from US$11.86 on 28 April 2026 to US$6.17 on 19 August 2026. We were advised that negotiations for the revised exchange ratios were triggered by the falling share price of CRML's shares (not due to the opinion provided in the draft independent expert's reports) and that the revised mechanism is intended to reduce the impact of movements in the CRML share price on the relative economics of the transaction prior to implementation of the Schemes. European Lithium is a public listed exploration and development stage mining company focused on lithium assets in Austria, Ukraine and Ireland (Australian Securities Exchange ('ASX') code: EUR). Amongst other investments, the Company has significant holdings in CUFE Ltd, giving it exposure to copper, gold, bismuth, silver and iron ore in

Horizon Nexus Partners Modern.Different. | 2 Western Australia and the Northern Territory, a direct 7.5% minority interest in the Tanbreez Rare Earth Project in Greenland ('Tanbreez Project') and a substantial shareholding in CRML. CRML is a NASDAQ-listed critical minerals company with a market capitalisation of about US$1 billion. It was founded with a clear mission to become a strategic source of critical minerals essential to defence, advanced manufacturing, clean energy and emerging technologies. On 30 April 2026, CRML acquired a further 50.5% ownership, an increase to its previous 42% ownership, in the Tanbreez Project from Rimbal Pty Ltd; bringing its ownership of this project to 92.5% with European Lithium owning the remaining 7.5%. CRML also owns 100% of the Wolfsberg Lithium Project in Austria ('Wolfsberg Project'). The Schemes are conditional on a number of matters, which are detailed further in section 1.2 below. The conditions include the approval of European Lithium's eligible shareholders (the 'Shareholders') and option holders (the 'Option Holders'). As such, the directors of European Lithium have requested that Horizon Nexus Partners Securities Pty Ltd ('HNP') prepare an Independent Expert's Report (the 'Report') in relation to the Schemes and to express an opinion on whether the Schemes are fair and reasonable and in the best interests of European Lithium's Shareholders and Option Holders. Our Report has been prepared to accompany the Scheme Booklet to be sent to European Lithium's Shareholders and Option Holders. If the Schemes are not approved, the transaction will not proceed and Shareholders will retain their European Lithium shares and will not receive any Share Scheme Consideration, and Option Holders will retain their European Lithium options and will not receive any Option Scheme Consideration. Dollar amounts are in Australian Dollars ('AUD' or 'A$') throughout this Report, unless otherwise stated. 1.2 Outline of the Schemes European Lithium has entered into an SID with CRML, under which it is proposed that CRML will acquire all of European Lithium's fully paid ordinary shares and listed options by way of two separate schemes of arrangement (being the Share Scheme and Option Scheme). Detailed below are European Lithium's issued securities. European Lithium's current issued securities consist of 1,726,424,635 ordinary shares, 242,327,782 listed options, 2,348,711 unlisted options and 270,000,000 performance rights. Each listed option, unlisted option and 90,000,000 of the performance rights are exercisable or convertible into one European Lithium share. The remaining 180,000,000 performance rights will be cancelled in exchange for issuance of CRML warrants. European Lithium's capital structure As at In units 19-Aug-26 Fully paid ordinary shares 1,726,424,635 Listed options 242,327,782 Unlisted options (ASX. EURAK) 2,348,711 Performance rights 270,000,000 Source: European Lithium securities register as at 19 August 2026 and HNP analysis Under the terms of the Share Scheme, holders of European Lithium shares on the record date to be determined under the amended and restated SID (the 'Record Date') will be entitled to receive between 0.025 and 0.045 CRML shares for each European Lithium share held, subject to all applicable conditions being satisfied or waived and the Share Scheme being implemented. The exchange ratio applicable to the Share Scheme Consideration varies according to the Share Scheme VWAP, as set out below. • If the Share Scheme VWAP is less than or equal to US$8.00 per share, the exchange ratio is 0.045 CRML shares per European Lithium share; • If the Share Scheme VWAP is between US$8.00 per share and US$16.00 per share, the exchange ratio of CRML share per European Lithium share will be calculated based on the following formula: 0.025+(16.00 – Share Scheme VWAP)×0.01/4

Horizon Nexus Partners Modern.Different. | 3 • If the Share Scheme VWAP is greater than or equal to US$16.00 per share, the exchange ratio is 0.025 CRML shares per European Lithium share. Under the terms of the Option Scheme, holders of European Lithium listed options at the Record Date will be entitled to receive CRML securities calculated by reference to the in-the-money value of their options, determined in accordance with the formula set out in the SID, subject to all applicable conditions being satisfied or waived and the Option Scheme being implemented. The Share Scheme and Option Scheme are conditional on a number of matters including, but not limited to: • approval of the Schemes by the Court; • obtaining all necessary approvals from ASIC and ASX, and satisfaction of applicable NASDAQ requirements; • approval of the Share Scheme by Shareholders by the requisite majorities; • approval of the Option Scheme by Option Holders by the requisite majorities; • approval of the Related Party Resolutions at the General Meeting (as each of those terms is defined in the Scheme Booklet); • the independent expert's report concluding, and continuing to conclude, that the Schemes are in the best interests of Shareholders and Option Holders; • entry by holders of unlisted European Lithium options into deeds pursuant to which such options will be exercised and/or cancelled, conditional on the Schemes becoming effective, for consideration broadly consistent with the Option Scheme Consideration; • entry by holders of European Lithium performance rights into deeds pursuant to which such rights will be cancelled, conditional on the Schemes becoming effective, for CRML securities; • satisfaction of a Minimum Cash Condition (as that term is defined in the Scheme Booklet); • amendment or novation of the Millstone Agreements (as that term is defined in the Scheme Booklet); • no material adverse change, prescribed event or event of insolvency (each as defined in the Scheme Implementation Deed) occurring in respect of European Lithium or CRML; and • satisfaction of other customary conditions precedent. Full details of the terms and conditions of the Schemes are set out in the SID announced on 19 May 2026. The SID also sets out the treatment of EUR securities that are not the subject of the Schemes, including: • all unlisted European Lithium options will be exercised and/or cancelled in exchange for CRML securities based on their in-the-money value; and • all European Lithium performance rights will be cancelled in exchange for CRML securities on the terms set out in the relevant deeds. If the Schemes are not implemented, then in certain circumstances, a reimbursement fee or reverse reimbursement fee of $12 million may become payable by either European Lithium or CRML to the other. The termination events giving rise to an obligation to pay the reimbursement fee or reverse reimbursement fee are set out in further detail in the Scheme Booklet. 2. PURPOSE OF REPORT AND BASIS OF ASSESSMENT 2.1 Purpose of Report The purpose of this Report is to advise the Shareholders and Option Holders of European Lithium on the fairness and reasonableness of the Schemes and whether or not the Schemes are in the best interests of the Shareholders and Option Holders.

Horizon Nexus Partners Modern.Different. | 4 The Share Scheme and Option Scheme are to be implemented by way of schemes of arrangement under Section 411 of the Corporations Act 2001 (Cth) ('Corporations Act') and require the approval of Shareholders and Option Holders, respectively. Under a scheme of arrangement, the prescribed information to be sent to shareholders is detailed in Part 3 of Schedule 8 of the Corporations Regulations 2001 ('Corporations Regulations'). Regulation 8303 of the Corporations Regulations requires that an independent expert's report accompany the information provided to shareholders if the other party to the scheme of arrangement holds not less than 30% of the voting shares in the company or where there are common directors in the entities involved in the scheme of arrangement. Regulation 8303 requires an independent expert's report to state whether or not the proposed scheme of arrangement is in the best interest of the shareholders and set the reasons for that opinion. Section 411 of the Corporations Act requires an independent expert's report to accompany an explanatory statement or scheme documentation that is distributed to shareholders for approval of transactions involving a merger of two companies via a scheme of arrangement if: a) the other party to the reconstruction of the scheme of arrangement holds at least 30% of the company; or b) where there are common directors in the entities involved in the scheme of arrangement. As at the date of this Report, Antony Sage is the Executive Chairman of European Lithium and the Chief Executive Officer, Executive Chairman and Director of CRML. Malcolm Day and Mykhailo Zhernov are both Directors of European Lithium and CRML. As there are common directors in the entities involved in the scheme of arrangement, an independent expert's report is therefore mandated under this section of the Corporations Act, with the purpose to provide an independent opinion as to whether or not the Schemes are fair and reasonable and in the best interests of the Shareholders and Option Holders. The conditions precedent to the Schemes are detailed in the SID and include the requirement that independent expert's report concludes that the Schemes are in the best interests of Shareholders and Option Holders. This Report is prepared in accordance with Section 411 of the Corporations Act and guidance of Australian Securities and Investments Commission's ('ASIC') Regulatory Guide 60 Schemes of arrangement ('RG 60'), Regulatory Guide 111 Content of expert report ('RG 111') and Regulatory Guide 112 Independence of experts ('RG 112'). 2.2 Basis of assessment RG 111 provides guidance to experts on how to draft an expert report that satisfies the requirements of the Corporations Act. RG 111 focuses on reports prepared for transactions under Chapters 2E, 5, 6 and 6A of the Corporations Act, whether they are required by the Corporations Act or are commissioned voluntarily. Paragraphs RG 111.18 to RG 111.23 provide guidance on control transactions by way of a scheme of arrangement. A control transaction, when a person acquires, or increases, a controlling stake in a company can be achieved by a number of different legal mechanisms, including a takeover bid, a scheme of arrangement, approval of an issue of shares using item 7 of s611 and a selective capital reduction or selective buy-back. The regulatory guide states that when analysing control transactions an expert needs to focus on the substance of the control transaction, rather than the legal mechanism used to effect it. Paragraphs RG 111.18 states that where a scheme of arrangement is used as an alternative to a takeover bid under Chapter 6 of the Corporations Act, the form of analysis can be substantially the same as for a takeover bid under Chapter 6. In this case, the expert is expected to apply the analysis and provide an opinion as to whether the proposal is 'fair and reasonable' as set out in paragraphs RG 111.10 to RG 111.17 that is the subject of the proposed scheme', respectively. Paragraph RG 111.10 states that the 'fair and reasonable' phrase is not regarded as a compound phrase. There should be a separate assessment of whether the transaction is 'fair' and 'reasonable'. Paragraph RG 111.11 states an offer is 'fair' if the value of the offer price or consideration is equal to or greater than the value of the securities, the subject of the offer. This comparison should be made:

Horizon Nexus Partners Modern.Different. | 5

- assuming a knowledgeable and willing, but not anxious, buyer and a knowledgeable and willing, but not anxious, seller acting at arm's length; and
- assuming 100% ownership of the 'target' and irrespective of whether the consideration is scrip or cash.

An offer is 'reasonable' if it is fair, but it might also be 'reasonable' if, despite being 'not fair', the expert believes that there are sufficient reasons for security holders to accept the offer in the absence of any higher bid before the close of the offer.

Paragraph RG 111.20 states that if an expert would conclude that a proposal was 'fair and reasonable' if it was in the form of a takeover bid, it will also be able to conclude that the scheme is in the best interests of the members of the company. Paragraph RG 111.21 states that if an expert would conclude that the proposal was 'not fair but reasonable' if it was in the form of a takeover bid, it is still open to the expert to also conclude that the scheme is 'in the best interests of the members of the company'.

2.3 Conduct of our assessment

We have assessed the Share Scheme and Option Scheme as being:

- for the Share Scheme, 'fair' if the fair value of the Share Scheme Consideration is equal or greater than the fair value of one European Lithium share on a control basis before the Share Scheme;
- for the Option Scheme, 'fair' if the fair value of the Option Scheme Consideration per European Lithium listed option is equal or greater than the fair value of one European Lithium listed option; and
- 'reasonable' if the Share Scheme and Option Scheme are fair, or despite not being fair, after considering other significant factors, we believe there are sufficient reasons for Shareholders to approve the Share Scheme and Option Holders to approve the Option Scheme, in the absence of a superior offer.

This engagement is conducted in accordance with Accounting Professional & Ethical Standards Board professional standard APES 225 'Valuation Services' ('APES 225').

3. SUMMARY AND OPINION

This section is a summary of our opinion and cannot substitute for a complete reading of this Report. Our opinion should be read in conjunction with this Report in its entirety. Our opinion is based solely on information available as at the date of this Report.

In our opinion, while the Share Scheme is not fair, after having considered the advantages and disadvantages of the Share Scheme, and the absence of a superior offer, we consider the Share Scheme to be reasonable and therefore in the best interests of Shareholders.

In our opinion, the Option Scheme is fair and reasonable. As the Option Scheme is fair and reasonable, it is in the best interests of Option Holders, in the absence of a superior offer.

The principal factors that we have considered in forming our opinion are summarised below.

3.1 Assessment of Fairness of the Share Scheme and the Option Scheme

In determining whether or not the Share Scheme is fair to Shareholders, we compared the value of one European Lithium share (on a control basis) to the value of the Share Scheme Consideration. This is summarised as follows.

Assessment of Fairness – Share Scheme				
In A$	Ref	Low	Preferred	High
Fair value per European Lithium share (control basis)	9.1	$0.4422	$0.4431	$0.4440
Fair value of the Share Scheme Consideration	10.1	$0.2758	$0.4031	$0.5206

Source: HNP analysis

Horizon Nexus Partners Modern.Different. | 6

The analysis shows that although the value per Share Scheme Consideration is within the range of the assessed value per European Lithium share on a control basis, the preferred value of the Share Scheme Consideration is below our assessed preferred value per European Lithium share on a control basis. Accordingly, **we have concluded that the Share Scheme is not fair to Shareholders.**

In determining whether or not the Option Scheme is fair to Option Holders, we have compared the fair value of the Option Scheme Consideration to the fair value of one European Lithium listed option, summarised as follows.

Assessment of Fairness – Option Scheme In A$	Ref	Low	Preferred	High
Fair value per European Lithium listed option	12.1	$0.2347	$0.2347	$0.2347
Fair value of the Option Scheme Consideration per listed option	13.1	$0.1758	$0.3031	$0.4206

Source: HNP analysis

The analysis shows that the range of values of the Option Scheme Consideration is within our assessed fair value per European Lithium listed option. The preferred value of the Option Scheme Consideration is also higher than our assessed preferred value of a European Lithium listed option. Therefore, **we have concluded that the Option Scheme is fair to Option Holders.**

3.2 Assessment of Reasonableness of the Proposed Transaction

In accordance with RG 111, a related party transaction is reasonable if:

- the transaction is fair; or
- despite not being fair, but considering other significant factors, there are sufficient reasons for Shareholders to approve the Share Scheme and Option Holders to approve the Option Scheme, in the absence of any alternative offers.

In forming our opinion, we have considered the following relevant advantages and disadvantages of the Share Scheme as follows (see section 16.2 and 16.3):

Advantages	Disadvantages
• Holding shares in a NASDAQ-listed company offers the potential to enhance liquidity, market profile and market valuation • Holding shares in a NASDAQ-listed company offers potential access to broader capital markets and funding alternatives • Combined Entity should have increased scale, diversification and funding capacity to advance development projects • The Share Scheme allows direct ownership of CRML shares while retaining exposure to the Combined Entity • The Share Scheme will bring about the consolidation of the ownership of the Tanbreez Project currently held separately by European Lithium and CRML	• The Share Scheme is not fair • Holding shares on a foreign exchange may not suit the risk preference of Shareholders • Holding shares on a foreign exchange is expected to increase complexity for Shareholders • Shareholders receiving CRML shares will be exposed to market and foreign exchange risk • Shareholders will have their holdings diluted and hold minority interest in the Combined Entity • There is no guarantee that the Combined Entity's shares will increase in liquidity due to the expanded share capital following the implementation of the Schemes

In forming our opinion, we have considered the following relevant advantages and disadvantages of the Option Scheme as follows (see section 16.2 and 16.3):

Advantages	Disadvantages
• The Option Scheme is fair • Provides an opportunity for Option Holders to exercise their options with no cash outlay	• Option Holders will lose the optionality inherent in their listed options since the implementation of the Option Scheme implicitly forces the immediate exercise of their options

Horizon Nexus Partners Modern.Different. | 7 Advantages Disadvantages • Enables Option Holders to participate in the same benefits as Shareholders under the Share Scheme: (i) potential to enhance liquidity, market profile and market valuation for their shares (ii) own shares in NASDAQ-listed CRML that has access to US and global capital markets that can facilitate the funding of European Lithium's projects, which it would otherwise not have access to (iii) bring increased scale, diversification and funding capacity to advance projects (iv) direct ownership of CRML shares while retaining exposure to the Combined Entity (v) benefits of the consolidation of ownership of the Tanbreez Project and (vi) simplification of the corporate structure over time • Possible change in risk profile and preferences of Option Holders who may not wish to own shares in CRML The Directors have advised us that there are currently no superior offers to the Share Scheme and Option Scheme. It is important to note that implementation of the Schemes is subject to the satisfaction of several key conditions, including the receipt of all necessary Shareholders and Option Holders approvals. If these approvals are not obtained, European Lithium and CRML will not be able to proceed with the Proposed Transaction. If the Schemes are not implemented, Shareholders and Option Holders of European Lithium will continue to remain as Shareholders and Option Holders of European Lithium and CRML will continue to operate as separate group of entities. The consequences of the Schemes not being approved are discussed in section 16.4. While the Share Scheme is not fair, after having considered the advantages and disadvantages of the Share Scheme, and the absence of a superior offer, we consider the Share Scheme to be reasonable and therefore in the best interests of Shareholders. As the Option Scheme is fair and reasonable, it is in the best interests of Option Holders, in the absence of a superior offer. 4. LIMITATIONS 4.1 Individual shareholders' circumstances The ultimate decision whether to approve the Schemes should be based on each security holder's own assessment of the Schemes and own assessment of their circumstances, including their own risk profile, liquidity preference, tax position and expectations as to value and future market conditions. We strongly recommend that security holders consult their own professional advisers, carefully read all relevant documentation provided, including the Scheme Booklet, and consider their own specific circumstances before voting in favour of or against the Schemes. If in doubt about the Schemes or matters dealt with in this Report, security holders should seek independent professional advice. 4.2 Limitations on reliance on information The documents and information relied on for the purposes of this Report are set out in Appendix B. We have considered and relied upon this information and believe that the information provided is reliable, complete and not misleading and we have no reason to believe that documents and material facts have been withheld. The information provided was evaluated through analysis, enquiry and review for the purpose of forming an opinion as to whether the Schemes are fair and reasonable and in the best interests of the Shareholders and Option Holders. However, we do not warrant that our enquiries have identified or verified all of the matters which an audit or extensive examination might disclose. We understand the accounting and other financial information that was provided to us has been prepared in accordance with generally accepted accounting principles.

Horizon Nexus Partners Modern.Different. | 8 An important part of the information used in forming an opinion of the kind expressed in this Report is the opinions and judgement of Directors and management. This type of information has also been evaluated through analysis, enquiry and review to the extent practical. However, it must be recognised that such information is not always capable of external verification or validation. HNP are not the auditors of European Lithium or CRML. We have analysed and reviewed information provided by the Directors and management of European Lithium and made further enquiries where appropriate. Preparation of this Report does not imply that we have in any way audited the accounts or records of European Lithium or CRML. In forming our opinion we have assumed: • matters such as title, compliance with laws and regulations and contracts in place are in good standing and will remain so and that there are no material legal proceedings, other than as publicly disclosed; • the information set out in the Scheme Booklet to be sent to security holders is complete, accurate and fairly represented in all material respects; and • the publicly available information relied upon by HNP in its analysis was accurate and not misleading. This Report has been prepared after taking into consideration the current economic and market climate. We take no responsibility for events occurring after the date of this Report which may impact upon this Report or which may impact upon the assumptions referred to in this Report. Yours faithfully Horizon Nexus Partners Securities Pty Ltd Evelyn Tan Muranda Cornelius Director Director

Horizon Nexus Partners Modern.Different. | 9 STRUCTURE OF REPORT This Report is set out under the following headings: 1. BACKGROUND AND OUTLINE OF THE SCHEMES ................................................................................ 1 2. PURPOSE OF REPORT AND BASIS OF ASSESSMENT ........................................................................... 3 3. SUMMARY AND OPINION .................................................................................................................. 5 4. LIMITATIONS ..................................................................................................................................... 7 5. OVERVIEW OF EUROPEAN LITHIUM LIMITED .................................................................................... 10 6. COMBINED ENTITY.......................................................................................................................... 21 7. INDUSTRY ANALYSIS ....................................................................................................................... 24 8. VALUATION METHODOLOGIES ........................................................................................................ 28 9. VALUE PER EUROPEAN LITHIUM SHARE BEFORE THE SHARE SCHEME IMPLEMENTATION ................. 31 10. VALUE OF THE SHARE SCHEME CONSIDERATION ............................................................................ 37 11. VALUE PER COMBINED ENTITY SHARE AFTER THE SHARE SCHEME IMPLEMENTATION ...................... 39 12. VALUE PER EUROPEAN LITHIUM LISTED OPTION BEFORE THE OPTION SCHEME IMPLEMENTATION .. 48 13. VALUE OF OPTION SCHEME CONSIDERATION PER EUROPEAN LITHIUM LISTED OPTION ................... 49 14. ASSESSMENT OF FAIRNESS OF THE SHARE SCHEME ....................................................................... 51 15. ASSESSMENT OF FAIRNESS OF THE OPTION SCHEME ...................................................................... 51 16. ASSESSMENT OF REASONABLENESS OF THE SCHEMES ................................................................... 52 17. OPINION ........................................................................................................................................ 56 APPENDICES APPENDIX A – GLOSSARY ........................................................................................................................ 57 APPENDIX B – SOURCES OF INFORMATION ............................................................................................. 59 APPENDIX C – STATEMENT OF DECLARATION & QUALIFICATIONS ............................................................ 60 APPENDIX D – VALUATION METHODOLOGIES .......................................................................................... 62 APPENDIX E – INDEPENDENT MINERAL ASSET VALUATION REPORT PREPARED BY VRM ............................ 65

Horizon Nexus Partners Modern.Different. | 10 5. OVERVIEW OF EUROPEAN LITHIUM LIMITED 5.1 Background European Lithium Limited (ASX: EUR) is an Australia-incorporated, publicly listed mineral exploration and development company, established in 2010 and headquartered in West Leederville, Western Australia. The Company's primary focus is the development of lithium assets in Europe, with the objective of supplying battery- grade lithium products to the European electric vehicle and energy storage markets. European Lithium's asset portfolio comprises lithium projects located in Austria, Ukraine and Ireland, together with various assets in Australia and interest in a rare earth project in Greenland. The Company's lithium exposure is primarily derived from its significant shareholding in CRML, providing the Company exposure to CRML's Wolfsberg Project in Austria, a hard-rock deposit with a defined JORC-compliant mineral resource and the subject of technical studies, including a definitive feasibility study ('DFS') supporting the production of lithium hydroxide. The project is strategically located in proximity to established transport infrastructure and European end-markets, positioning it as a potential domestic supplier to the European battery supply chain. In addition, European Lithium holds a portfolio of exploration licences through its Austrian subsidiary and a 100% interest in the Leinster Lithium Project in Ireland, providing further exploration and development optionality. Beyond lithium, European Lithium has diversified its commodity exposure through investments in other resources. This includes a significant shareholding in CUFE Limited, providing exposure to copper, gold, bismuth, silver and iron ore assets in Western Australia and the Northern Territory. The Company's exposure to rare earth elements is through its interest in the Tanbreez Project in southern Greenland, one of the largest undeveloped rare earth deposits globally. This interest is held alongside CRML, and complements the Company's broader strategy of building a diversified portfolio of critical minerals aligned with demand from clean energy and advanced technology sectors. The Company's strategy has included securing downstream partnerships and offtake arrangements to support the commercialisation of its projects. This includes efforts to vertically integrate operations from mining through to the production of battery-grade lithium chemicals, targeting supply agreements with European automotive and battery manufacturers. On 19 May 2026, European Lithium announced that it had entered into a binding SID with CRML, under which it is proposed that European Lithium will combine with CRML by way of a scheme of arrangement. The proposed is structured as an all-scrip merger, pursuant to which Shareholders and Option Holders will receive shares in CRML in exchange for their existing holdings. The scheme of arrangement is intended to consolidate ownership of the Tanbreez Project, simplify the existing cross-shareholding structure, and create a larger, NASDAQ-listed critical minerals company with exposure to both lithium and rare earth assets. The Schemes are subject to customary conditions, including approval by Shareholders, court approval, and the conclusion of an independent expert's report concluding that the transaction is in the best interests of shareholders, in the absence of a superior proposal. If implemented, the proposed scheme is expected to enhance the combined group's access to capital markets and support the advancement of its key development assets. 5.2 Overview of the Austrian Lithium Projects The Company's lithium projects in Austria include the Bretstein-Lachtal Project, Klementkogel Project, and the Wildbachgraben Project (together the 'Austrian Lithium Projects'), comprising 245 exploration licenses covering a total area of 138.9 km² and are located approximately 80km from CRML's Wolfsberg Project. The licenses cover ground that is considered prospective for lithium occurrences in the Styria mining district of Austria. The exploration area has a geology similar to CRML's Wolfsberg Project, dominated by Permian pegmatites within highly metamorphosed Palaeozoic rock. Host rock of known pegmatite veins and lenses are marble and gneiss to mica schist. Due diligence mapping has revealed multiple spodumene-bearing pegmatite bodies with Li2O contents up to 3.98%, as per ASX announcement dated 21 June 2023.

Horizon Nexus Partners Modern.Different. | 11 The Company's focus for the Austrian Lithium Projects is to identify the additional exploration targets, commence the drilling program to expand the resources, based on confirmed historic and newly conducted exploration results. 5.3 Overview of the Ireland Lithium Project The Company's Ireland Lithium Project is its 100% owned Leinster Project license holdings, which the Company acquired from Technology Metals plc in November 2024. The tenement holdings are located within, or along, the important regional tectonic structure overlying most of the East Carlow Deformation Zone ('ECDZ') through tension fractures that control the emplacement of most of the existing lithium, cesium and tantalum ('LCT') pegmatite occurrences within the Leinster Granite Massif. The project is in the early stages of exploration, with significant surface outcrops and float containing spodumene bearing and mineralized lithium oxide and tantalum. Spodumene-bearing pegmatites have been located at all prospects and at one locality in a series of echelon pegmatites forming a closely spaced dike swarms confirmed in diamond drilling conducted by the previous owner in 2023. The Leinster Project 2025-2026 field exploration program was launched during half year ended 31 December 2025 ('HY2026') with an extensive exploration budget to maximize a 9 to 10-month sampling program over the Southern Block target areas and in the third quarter of financial year ending 30 June 2026 moving to the Northern Block Area upon the final granting for land access by the GSRO Government Regulator in February 2026. 5.4 Overview of the Ukraine Lithium Projects The Company's Ukraine Lithium Projects are managed by its wholly owned subsidiary European Lithium Ukraine LLC (EUR Ukraine), who is applying (through either court proceedings, public auction, and/or production sharing agreement with the Ukraine government) for special permits for the extraction and production of lithium at the Shevchenkivske Project and Dobra Project in Ukraine. The Shevchenko Project is located in Russian-occupied territory. On 27 August 2025, the Cabinet of Ministers of Ukraine made a decision to organise a tender for the development of the Dobra Lithium deposit in the Kirovohrad region. EUR Ukraine participated in the public auction process and submitted their formal application in December 2025 per the requirements of the tender process. On 12 January 2026, the Ukraine government announced that the Dobra Project had been awarded to another participant in the auction process. Based on official announcements, European Lithium is of the view that their bid was superior to the awarded party which questions the fairness, the equality, and the transparency of the decision-making process. In addition, according to Ukrainian court decisions, the license for the Dobra Project belongs to EUR Ukraine. The Company is investigating options and will defend its position in both Ukrainian and international courts as required. 5.5 Overview of the Australian Tenement The Company's Australian exploration project includes its 100% ownership of tenement E47/4144 which it acquired in September 2020. The tenement is located in Northwest Western Australia and is currently progressing through the WA Mining Act regulatory application process following resolved and withdrawal of objections from stakeholders. In addition to this, the Company has access to six tenements located in Pilbara and Karratha due to its 50% shareholding in John Wally Resources Pty Ltd. Three of these tenements are granted, and another three is still in application stage. 5.6 Overview of the Tanbreez Project European Lithium has a 7.5% equity interest in the Tanbreez Project via its 7.5% equity interest in Tanbreez Mining Greenland A/S. The remaining 92.5% interest is held by CRML, which acquired it from Rimbal Pty Ltd in June 2024 through a three-stage acquisition process, with full ownership of the 92.5% interest completed on 30 April 2026. The Tanbreez Project, located in southern Greenland near the town of Qaqortoq, represents one of the world's most significant rare earth element deposits.

Horizon Nexus Partners Modern.Different. | 12 The Tanbreez Project is held under Exploitation License MIN 2020-54, issued by the Government of Greenland, granted in 2020 for 30 years, and covers 18 square kilometres within the geologically rich Ilímaussaq intrusive complex. The Tanbreez Project is expected to possess high levels of heavy rare earth elements ('HREE'), which carry a much higher value than light rare earth elements. Due to this, the Company has spent the past two years executing extensive drilling programs within the Tanbreez Project. 5.7 European Lithium and CRML's History Key events of European Lithium, including the inception of CRML, up to the announcement date of the Schemes are summarised as follows: Key date Event summary description October 2022 European Lithium announced that it had entered into a business combination agreement with Sizzle Acquisition Corp., a US special purpose acquisition company, under which European Lithium agreed to sell its ownership interest in three Austrian subsidiaries, which together held the Wolfsberg Project and an interest in the non-core Weinebene and Eastern Alps Lithium Projects, to form "Critical Metals Corp", which was to be listed on NASDAQ. March 2023 European Lithium announced the result of the Definitive Feasibility Study of the Wolfsberg Lithium project, with ore reserve estimate of 11.48 million tonnes, project NPV of US$ 1.5 billion, with the project set to deliver high returns, leveraging low operating costs, and benefiting from a lithium market which was anticipated to be in structural undersupply during most of the life of mine of 15 years. March 2023 European Lithium announced that it has executed a binding Heads of Agreement with 2743718 Ontario Inc. (Ontario), a subsidiary of Richmond Minerals Inc. (TSX-V: RMD) (Richmond)(HOA), pursuant to which European Lithium had agreed to acquire, and Ontario had agreed to sell, 100% of the rights, title and interest in the Bretstein-Lachtal Project, Klementkogel Project and the Wildbachgraben Project (together Austrian Lithium Projects). June 2023 European Lithium announced that it has signed a binding term sheet for the joint development and operation of a lithium hydroxide processing plant (Plant) in Saudi Arabia (JV Term Sheet) with Obeikan Group (Obeikan) to convert lithium concentrate into lithium hydroxide. The 50:50 JV would be geared towards developing, constructing and commissioning a lithium hydroxide processing plant, and operating the plant for the conversion of lithium spodumene concentrate from Wolfsberg in stages. Under the JV Term Sheet, the proposed JV would seek to have an exclusive right to purchase spodumene mined from the current resource at Wolfsberg (Zone 1), and the facility expected to be developed to meet the minimum initial capacity and product specifications based on the Company's binding Long Term Supply Agreement with BMW. The JV Term Sheet also stipulated that, in the event that the business combination agreement between the Company and Sizzle is completed, the Company will procure the assignment of its rights and obligations under the JV Term Sheet to CRML. February 2024 European Lithium announced the completion of the business combination between the Company and Sizzle to form Critical Metals Corp. Critical Metals commenced trading on the NASDAQ on 28 February 2024 under the symbol CRML. European Lithium was issued 67,788,383 ordinary shares in CRML at completion of the Transaction and was the largest stockholder with 83.03% of issued capital. Through this significant interest, European Lithium would be aligned with CRML vision to become a key supplier for the lithium-ion battery supply chain in Europe. European Lithium would continue to monitor the development of the Wolfsberg Project and anticipates benefitting from CRML future success as they execute their strategy. July 2024 European Lithium announced that the Company and Obeikan had executed a Shareholders Agreement to establish Arabian New Energy (Arabian New Energy), a company to construct and commission a large-scale lithium hydroxide processing plant in the Kingdom of Saudi Arabia. The plant was intended to process spodumene concentrate produced from the Wolfsberg Project in Austria. Concurrently, CRML would enter into a Deed of Assignment to novate the Company's rights and obligations under the JV Term Sheet, originally entered into in June 2023, from the Company to CRML.

Horizon Nexus Partners Modern.Different. | 13 Key date Event summary description November 2024 European Lithium announced the completion of the acquisition of 100% of the issued share capital of LRH Resources Limited (LRHR), which held 100% of the rights, title and interest in the Leinster Lithium Project (Leinster Lithium Project) in Ireland from Technology Metals plc (TM1) in an all-script transaction. Under the terms of the Acquisition, TM1 would sell to European Lithium the entire issued share capital of LRHR. The acquisition was to be settled through the transfer of 1,371,742 shares held by European Lithium in CRML. February 2025 to October 2025 Between February 2025 and October 2025, European Lithium made a number of announcements that it had sold CRML shares to US institutional investors. As of December 2025, European Lithium's ownership of CRML had decreased to 44.982% from initial holdings of 83.03% when CRML began trading on the NASDAQ in February 2024. This had caused European Lithium to lose control over CRML and that CRML would be deconsolidated from the Company's financial statements. This continued throughout 2026, with European Lithium's ownership of CRML as at May 2026 decreasing to ~31%. April 2026 European Lithium announced that CRML had announced that the Government of Greenland had approved the transfer of the remaining 50.5% interest in the Tanbreez Greenland Rare Earth Mine located in southern Greenland (Tanbreez Project) to Critical Metals, bringing Critical Metals's total ownership to 92.5%. European Lithium would continue to maintain its 7.5% minority interest in the Tanbreez Project. European Lithium announced it had entered into a non-binding indicative agreement with NASDAQ- listed CRML for CRML to acquire 100% of the issued securities of the Company via a scheme of arrangement for scrip consideration. Source: European Lithium's ASX announcements 5.8 Directors and Key Management Below is a table of the Directors and key management personnel of European Lithium: Name Position Antony Sage Executive Chairman Malcolm Day Non-Executive Director Michael Carter Non-Executive Director Mykhailo Zhernov Non-Executive Director 5.9 Financial Information Set out in this section are the audited consolidated financial statements of European Lithium for the financial years ended 30 June 2023 ('FY2023'), 30 June 2024 ('FY2024') and 30 June 2025 ('FY2025') and reviewed financial statements for the six months ended 31 December 2025 ('HY2026'). The auditor's reports for FY2023, FY2024 and FY2025 were unqualified, and in its independent auditor's review reports for HY2026, the Company's auditors concluded that in their review, which was not an audit, they did not become aware of any matter that made them believe that the half-year financial report of the Company does not comply with the Corporations Act 2001. Across each year, the auditor identified the deferred exploration and evaluation expenditure as a key audit matter due to its significance to the financial statements and the judgment involved in applying AASB 6. Audit procedures focused on conducting a detailed review of the triggering events in accordance with AASB 6, including checking the rights to tenures, assessing the Company's ability to carry out the planned exploration activities, recoverability of the carrying values, and review the Company's documentation for consistency with announced intentions. In addition, the audit procedures also included evaluating the Company's accounting policy on capitalisation of exploration and evaluation expenditures and assess the adequacy of the Company's disclosures in respect of exploration and evaluation assets. Apart from this, the auditor also identified the accounting for warrants as a key audit matter in FY2024 and FY2025 given the complex accounting associated with the warrants, being a derivative financial liability that did not meet the fixed-for-fixed criterion. The FY2024 and FY2025 auditor's reports also drew attention in the notes of the financial statements that the financial statements were prepared on a going concern basis, despite the Group incurring losses before tax, netting

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cash outflows and having a working capital deficit for both financial years. The directors believed there were reasonable grounds for the Group to continue as a going concern, supported by the successful completion of a private investment in public equity capital raising by CRML, the ability to realise certain of the Company's financial assets through the sale of its listed shares, continuation to seek funding options required to undertake the next phase of exploration activities and the ability to defer exploration expenditures. If these measures proved to be unsuccessful, there would be material uncertainty that may cast significant doubt on the Company's ability to continue as a going concern.

5.9.1 Statement of Profit or Loss and Other Comprehensive Income

Set out below are European Lithium's audited Consolidated Statements of Profit or Loss and Other Comprehensive Income for FY2023, FY2024, FY2025 and HY2026 respectively.

In A$s	Note	FY2023 Audited	FY2024 Restated	FY2025 Audited	HY2026 Reviewed
Other income	a)	742,885	451,964	1,244,323	545,959
Net gain on disposal and deemed disposal of CRML shares		-	-	-	16,825,850
Gain on extinguishment of liability		-	-	-	(103,180)
Gain on deconsolidation	b)	-	-	-	1,275,503,015
Gain on deconsolidation – foreign exchange	b)	-	-	-	2,581,413
Employee benefits expense		(852,000)	(760,809)	(2,701,604)	(276,500)
Depreciation and amortisation expense		(12,402)	(18,451)	(8,167)	(1,709)
Depreciation and amortisation expense - leased assets		-	(55,620)	(41,720)	(13,117)
Finance costs	c)	(101,698)	(45,688,280)	(1,051,971)	(904,261)
Exploration expenditure expensed		-	(292,246)	(399,875)	-
Exploration expenditure impairment		(329,668)	-	(14,496,678)	(273,472)
Consulting fees	d)	(584,103)	(2,946,397)	(20,103,935)	(7,517,727)
Travel expenses		(236,110)	(168,025)	(546,674)	(136,421)
Regulatory and compliance costs		(1,126,606)	(1,123,730)	(1,751,481)	(438,905)
Gain on fair value of financial assets through profit or loss		(1,184,914)	6,811,485	3,254,138	3,302,867
Share-based payments	e)	(2,613,546)	(1,240,592)	(49,072,093)	(4,755,316)
Share of net (loss)/gain of associates accounted for using the equity method		(4,427)	(15,021)	7,230	(74,253,802)
Loss on disposal of fixed asset		-	-	(1,460)	-
Merger expenses		(7,540,721)	(4,967,583)	(4,635,221)	-
Listing expenses	f)	-	(116,840,485)	-	-
Gain/(loss on extinguishment of liability		-	-	363,633	-
Foreign exchange (loss)/gain		2,438,976	52,683	(1,789,586)	(512,887)
Administration expenses		(138,462)	(149,265)	(25,959)	(91,826)
Promotion and investor relations		(286,397)	(525,008)	(2,179,590)	(196,602)
Insurance		(288,240)	(1,329,897)	(3,296,861)	(98,078)
Impairment of convertible notes		-	-	(698,294)	-
Occupancy		(30,638)	-	-	(2,154)
Gain/(loss) on fair value of warrants		-	(31,455,882)	76,534	-
Share of net profit/losses of JV accounted for using the equity method		-	-	1,084,608	-
Other expenses		(60,894)	(17,142)	(20,288)	(46,329)
CRML expenses up until deconsolidation		-	-	-	(15,702,750)
Profit/(loss) before income tax		**(12,208,965)**	**(200,278,301)**	**(96,790,991)**	**1,193,434,068**
Income tax expense		-	-	-	(47,692,323)
Profit/(loss) after income tax		**(12,208,965)**	**(200,278,301)**	**(96,790,991)**	**1,145,741,745**
Other comprehensive income , net of income tax

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In A$s	Note	FY2023 Audited	FY2024 Restated	FY2025 Audited	HY2026 Reviewed
Items that may be reclassified to profit or loss					
Exchange differences on translation of foreign operations		1,322,448	(2,170,794)	8,023,919	(28,056,310)
Other comprehensive (loss) for the period, net of income tax		**1,322,448**	**(2,170,794)**	**8,023,919**	**(28,056,310)**
Total comprehensive profit/(loss) for the period		**(10,886,517)**	**(202,449,095)**	**(88,767,072)**	**1,117,685,435**
Profit/(Loss) for the period attributable to:					
Members of European Lithium Limited		(12,208,965)	(194,938,977)	(71,492,437)	1,152,202,548
Non-controlling interests		-	(5,339,323)	(25,298,554)	(6,460,803)
		(12,208,965)	(200,278,300)	(96,790,991)	1,145,741,745
Total comprehensive profit/(loss) for the period attributable to:					
Members of European Lithium Limited		(10,886,517)	(197,109,771)	(69,758,825)	1,123,783,750
Non-controlling interests		-	(5,339,323)	(19,008,247)	(6,098,315)
		(10,886,517)	(202,449,094)	(88,767,072)	1,117,685,435
Profit/(loss) per share for the period					
Basic profit/(loss) per share (cents per share)		(15.20)	(14.32)	(6.80)	74.50
Diluted profit/(loss) per share (cents per share)		(15.20)	(14.32)	(6.80)	54.38

Source: European Lithium's audited financial statements for the financial years ended 30-Jun-23, 30-Jun-24 and 30-Jun-25 and for the half year ended 31 December 2025

The table above should be read in conjunction with the following notes:

a) The Company's other income comprises interest revenues from loans and convertible loans, grants received and other income. As the Company is still at the exploration stage, there are no revenue generated from operations.

b) On 11 October 2025, the Company no longer had the power to govern the financial and operating policies of CRML following series of sale of CRML shares by the Company throughout 2025, thereby reducing its ownership in CRML to around 44%. Accordingly, CRML was deconsolidated from the Company's books and its shareholding in CRML was reclassified to an investment in associates within the Balance Sheet. The gain on deconsolidation represents the difference between the fair value of retained interests held in CRML as at 11 October 2025 less the non-controlling interest share of the net assets deconsolidated, and cash received for sales of CRML shares at the time of deconsolidation.

c) In FY2024, CRML incurred significant finance costs of $41.5 million in relation to issue of warrants to Gem Global Yield LLC SCS for a credit facility to be made available to CRML. The unlisted warrants were exercisable at US$10.71 each (subject to adjustments) on or before 27 February 2027.

d) The Company's significant consulting costs in FY2025 were associated with legal fees totalling $17.4 million, which included an accrued amount of $12.8 million fees for CRML's BTC convertible note transaction.

e) Significant share-based payments made in FY2025 related to CRML's restricted stock units ('RSU') issuance to the directors and management of CRML to the value of approximately US$ 24.5 million, RSUs issued to suppliers to the value of approximately US$80,700, shares issued to suppliers totalling US$1.5 million for payments of various services provided and shares issued to directors to the value of US$1.2 million.

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f) The significant listing expenses in FY2024 is in relation to CRML's establishment and listing on the NASDAQ through the acquisition of Sizzle Acquisition Corp., a US special purpose acquisition company. Consideration of the acquisition included CRML shares to the founding shareholders and public, existing shareholders of Sizzle, which were valued at $67.6 million. At the acquisition date, the fair value of Sizzle's net liabilities was $36.6 million. At the acquisition date, a total of $104 million was recognised as listing expense, comprising these two amounts.

5.9.2 Statement of Financial Position

Set out below are European Lithium's audited Consolidated Statements of Financial Position ('Balance Sheet') as at 30 June 2023, 30 June 2024, 30 June 2025 and reviewed position as at 31 December 2025 respectively.

In A$s	Note	30-Jun-23 Audited	30-Jun-24 Restated	30-Jun-25 Audited	31-Dec-25 Reviewed
Current assets					
Cash and cash equivalents		13,144,813	5,778,638	20,021,463	85,059,162
Term deposit carried at amortised cost		-	-	-	113,340,481
Trade and other receivables		308,751	1,485,497	252,237	259,467
Prepaid expenses		30,130	2,500,542	1,562,246	54,127
Indemnification asset		-	1,714,192	1,714,192	1,714,192
Short-term loan receivable		-	2,274,383	-	4,651,988
Convertible note		-	298,869	-	273,038
Total current assets		**13,483,694**	**14,052,121**	**23,550,138**	**205,352,455**
Non-current assets					
Property, plant and equipment		26,837	8,418	5,365	1,981
Deferred exploration and evaluation expenditure	a)	52,694,287	53,239,237	60,610,945	-
Investment in associates	b)	666,390	806,148	1,008,716	1,135,381,772
Restricted cash and other deposits		81,876	22,564,947	23,661,204	50,000
Investment in joint ventures	c)	-	17,681,136	174,801,266	-
Financial assets at fair value through profit or loss		4,765,257	1,390,256	5,721,395	15,994,243
Right of use asset		-	98,314	60,919	12,904
Long term loan receivable		-	-	-	1,125,089
Total non-current assets		**58,234,647**	**95,788,456**	**265,869,810**	**1,152,565,989**
Total assets		**71,718,341**	**109,840,577**	**289,419,948**	**1,357,918,444**
Current liabilities					
Trade and other payables		5,414,427	20,125,155	27,797,760	2,575,857
Provisions		-	36,274	41,901	6,762,741
Lease liability		-	43,246	46,637	17,233
Short-term loan payable		-	1,886,948	1,901,697	-
Warrants liability	d)	-	56,755,581	62,452,403	-
Total current liabilities		**5,414,427**	**78,847,204**	**92,240,398**	**9,355,831**
Non-current liabilities					
Offtake prepayment	e)	-	22,483,950	22,893,600	-
Lease liability		-	64,725	21,685	1,474
Deferred tax liability		-	-	-	39,959,803
Total non-current liabilities		**-**	**22,548,675**	**22,915,285**	**39,961,277**
Total liabilities		**5,414,427**	**101,395,879**	**115,155,683**	**49,317,108**
Net assets/(liabilities)		**66,303,914**	**8,444,698**	**174,264,265**	**1,308,601,336**
Equity					
Issued capital		75,725,376	151,356,087	153,136,087	101,514,533
Reserves		16,940,765	86,184,655	259,198,892	(2,430,442)
Accumulated losses		(26,362,227)	(221,301,205)	(292,793,642)	1,209,517,245
Non-controlling interest		-	(7,794,839)	54,722,928	-
Total equity/(deficiency)		**66,303,914**	**8,444,698**	**174,264,265**	**1,308,601,336**

Source: European Lithium's audited financial statements for the periods ended 30-Jun-23, 30-Jun-24, 30-Jun-25 and half year ended 31 December 2025

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The table above should be read in conjunction with the following notes:

a) The balance reflects capitalised costs for exploration projects, adjusted for additions, disposals, and other movements during the year. Additions include ongoing exploration expenditure, acquisition of tenements and impairment of exploration expenditure, namely in respect to the Leinster Lithium project in Ireland and the Austrian Lithium project.

b) HY2026 significant balance of investment in associate is relating to investment in CRML, which was previously consolidated to the Company up to FY2025. Following the loss of significant ownership in October 2025, the Company deconsolidated CRML from its financial statements but recognised the fair value of its investments in CRML within 'Investment in associates' instead.

c) Significant investment in joint venture as at 30 June 2025 is associated with CRML's acquisition of 92.5% of the issued capital of Rimbal Pty Ltd, which is the registered holder of 92.5% of the issued capital of Tanbreez Mining Greenland A/S ('Tanbreez'). Tanbreez holds the only exploration permit for the rare earths in Greenland. Following CRML's deconsolidation in October 2025, the amount is no longer recognised in the Company's Balance Sheet.

d) Warrants liability represents the unlisted warrants issued for CRML's funding and financing purposes. Following CRML's deconsolidation in October 2025, the amount is no longer recognised in the Company's Balance Sheet.

e) Offtake prepayment liability represents the US$15 million received from Bayerische Motoren Werkte Aktiengesellschaft ('BMW') to ECM Lithium GmbH in relation to the offtake of battery grade lithium hydroxide ('LiOH') from the Wolfsberg project (controlled by CRML), inclusive of any accrued interest amount. The funds were held in a deposit account secured against a bank guarantee and are to be offset against LiOH delivered to BMW. Following CRML's deconsolidation in October 2025, the amount is no longer recognised in the Company's Balance Sheet (ECM Lithium GmbH is a subsidiary of CRML).

5.9.3 Statement of Cash Flows

Set out below are European Lithium's audited Consolidated Statements of Cash Flows for FY2023, FY2024, and FY2025 respectively.

In A$s	Notes	FY2023 Audited	FY2024 Restated	FY2025 Audited	HY2026 Reviewed
Cash flows from operating activities					
Payments to suppliers and employees		(3,233,277)	(3,411,630)	(20,631,203)	(11,432,859)
Finance costs		(13,584)	-	-	-
Interest received		491,308	168,995	282,981	486,601
Tax paid		-	(987,003)	-	-
Merger expenses		-	(16,654,847)	(4,635,221)	-
VAT refund		69,462	-	-	-
Movement in cash from non-restricted to restricted		(50,000)	-	-	-
Grants proceeds		165,242	114,886	151,797	-
Net cash (used) in operating activities		**(2,570,849)**	**(20,769,599)**	**(24,831,646)**	**(10,946,258)**
Cash flows from investing activities					
Payment to acquire interest in entity		(14,800)		-	-
Payment for the acquisition of tenements		(260,000)		-	-
Cash acquired on Sizzle acquisition	a)	-	15,117,905	-	-
Funding of Tanbreez	b)	-	(7,494,650)	(8,095,849)	-
Payments for exploration and evaluation		(4,587,850)	(1,605,918)	(2,263,608)	(943,042)
Purchase of property, plant and equipment		(17,823)	-	(3,362)	(1,401)
Investment in financial assets		-	-	-	(9,634,133)
Convertible note		-	-	-	(273,038)
Investment in listed shares		(209,657)	-	(1,092,808)	-
Investment in unlisted shares		(3,375,000)	-	-	-
Merger expenses		(3,027,582)	-	-	-
Costs associated with the acquisition of tenements		(5,479)

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In A$s	Notes	FY2023 Audited	FY2024 Restated	FY2025 Audited	HY2026 Reviewed
Proceeds from sale of investments	c)	-	-	8,047,094	192,440,216
Investment in joint venture		-	-	-	(4,724,373)
Cash acquired on acquisition of subsidiary		-	-	883	-
Cash balance on deconsolidation of subsidiary	d)	-	-	-	(50,229,091)
Transaction costs with sale of CRML shares		-	-	-	(4,699,879)
Transaction costs for CRML convertible note transaction		-	-	-	(16,055,107)
Costs associated with Obeikan Investment Group		-	-	(611,921)	-
Net cash provided by/ (used in) investing activities		**(11,498,191)**	**6,017,337**	**(4,019,571)**	**105,880,152**
Cash flows from financing activities					
Proceeds from exercise of options		4,090,721	9,307,763	4,115,598	36,823,147
Proceeds from the issue of shares		-	2,423,882	39,469,192	53,583,250
Convertible note		-	-	(350,000)	-
Payment for share issue costs		(44,453)	-	(2,627,612)	-
Transaction costs related to issue of equity		-	(76,338)	-	(3,226,477)
Receipt of funds from offtake	e)	-	(22,483,950)	-	-
Transfer funds to restricted accounts	e)	-	22,483,950	-	-
Advancement of short-term loan facility		(1,250,000)	(2,290,000)	-	(2,200,000)
Repayment of short-term loan facility		-	90,518	2,370,986	3,780,988
Proceeds from issue of new options		-	-	356,837	98,617
Payment for convertible note facility		-	(298,869)	(399,425)	
Loan financing costs		-	-	-	(490,148)
Share buy-back		(8,601,733)	(1,302,483)	-	(4,431,075)
New options funds to be reimbursed		-	-	-	20,152
Repayment of lease liabilities		-	(31,907)	(47,999)	(10,893)
Reclassification of cash to term deposit carried at amortised cost	f)	-	-	-	(113,340,481)
Net cash provided by / (used in) financing activities		**(5,805,465)**	**7,822,566**	**42,887,577**	**(29,392,920)**
Net increase / (decrease) in cash and cash equivalents		(19,874,505)	(6,929,696)	14,036,360	65,540,974
Cash and cash equivalents at the beginning of the period		33,000,939	13,144,813	5,778,638	20,021,463
Effects on exchange rate fluctuations on cash held		18,379	(436,479)	206,465	(503,275)
Cash and cash equivalents at the end of the period		**13,144,813**	**5,778,638**	**20,021,463**	**85,059,162**

Source: European Lithium's audited financial statements for the financial years ended 30-Jun-23, 30-Jun-24 and 30-Jun-25 and reviewed statements for the half year ended 31 December 2025

The table above should be read in conjunction with the following notes:

a) This cash inflow represents cash balance of Sizzle which was consolidated into European Lithium's Balance Sheet following the completion of Sizzle's acquisition and inception of CRML in February 2024.

b) The FY2024 cash outflow represents cash outflows associated with an initial investment of US$ 5 million to acquire 5.55% equity in Tanbreez Mining Greenland, a joint-venture ('JV') counterparty of CRML. The FY2025 cash outflow represents further cash investments made by CRML in Tanbreez and invoices paid by CRML on behalf of the JV during the year.

c) Significant cash inflows noted during HY2026 represents cash receipts from the sale of CRML shares. Prior to CRML deconsolidation in October 2025, the Company received approximately $113 million for the sale of 7.85 million CRML shares. Post deconsolidation, the Company sold a further 3.03 million CRML shares for cash consideration of $76.8 million.

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d) Following European Lithium's loss of control over CRML in October 2025, any CRML balances previously consolidated into European Lithium were deconsolidated. As a result, CRML's cash balances were taken out of the Company's outstanding cash and cash equivalents balances, shown as a cash outflow within the HY2026 cash flow statement.

e) This represents the US$15 million transferred from BMW to ECM Lithium GmbH in June 2024 in relation to the offtake of battery grade LiOH from the Wolfsberg project (controlled by CRML). The funds were held in a deposit account secured against a bank guarantee and are to be offset against LiOH delivered to BMW.

f) This represents cash outflow associated with term deposit that the Company placed on 27 October 2025, amounting US$74,000,000 ($113,340,481), maturing on 24 February 2026. The term deposit is classified as a current investment – term deposit carried at amortised cost given it had a maturity of 3 months or more from the date of placing the funds on deposit.

5.10 Capital Structure and Ownership

5.10.1 Capital structure

European Lithium's issued capital comprised as at the following dates is detailed in the table below:

European Lithium Limited - Capital Structure as at 19-Aug-26	
Securities	**Total**
Fully paid ordinary shares	1,726,424,635
Listed options - EUROC: exercisable at $0.10 each on or before 30-Apr-27	242,327,782
Unlisted options - EURAK: exercisable at $0.08 each on or before 31-Dec-26	2,348,711
Performance rights	270,000,000

Source: European Lithium's securities register as at 19 August 2026

We note that all the listed and unlisted options are currently in-the-money, but the share price targets on the performance rights of between $0.50 to $1.00 are higher than the current share price of the Company, on or around the date of this Report.

5.10.2 Fully paid ordinary shares

Top 20 shareholders as at 19 August 2026 hold 82.30% of the issued capital of European Lithium as set out below:

European Lithium Limited - Top 20 shareholders as at 19-Aug-26		**Number of**	**% Total**
	Shareholder	**units**	**issued capital**
1	Citicorp Nominees Pty Limited	520,028,581	30.12%
2	BNP Paribas Nominees Pty Ltd <Clearstream>	443,933,980	25.71%
3	HSBC Custody Nominees (Australia) Limited - A/C 2	77,634,639	4.50%
4	HSBC Custody Nominees (Australia) Limited	54,431,293	3.15%
5	Okewood Pty Ltd	52,450,931	3.04%
6	HSBC Custody Nominees (Australia) Limited <Euroclear Bank Sa Nv A/C>	39,207,924	2.27%
7	BNP Paribas Nominees Pty Ltd <IB AU Noms Retailclient>	31,528,526	1.83%
8	HSBC Custody Nominees (Australia) Limited-GSCO ECA	26,740,170	1.55%
9	Mishtalem Pty Ltd	24,355,631	1.41%
10	BNP Paribas Noms Pty Ltd	23,723,089	1.37%
11	Pixsell Pty Ltd <Pixsell Unit A/C>	23,500,000	1.36%
12	J P Morgan Nominees Australia Pty Ltd	20,871,193	1.21%
13	Hollywood Marketing (WA) Pty Ltd	18,683,546	1.08%
14	HSBC Custody Nominees (Australia) Limited	14,502,993	0.84%
15	Michael Stanley Carter <The Carter Family A/C>	12,028,317	0.70%
16	Mykhailo Zhernov	10,585,298	0.61%
17	College Search Pty Ltd	8,200,000	0.47%
18	HSBC Custody Nominees (Australia) Limited <GSCO Customers A/C>	7,442,878	0.43%
19	Mr Antony William Paul Sage + Mrs Lucy Fernandes Sage <Egas Superannuation Fund A/C>	5,890,578	0.34%
20	Okewood Pty Ltd	5,185,299	0.30%
	Top 20 Shareholders	**1,420,924,866**	**82.30%**
	Other Shareholders	305,499,769	17.70%
	Total Shareholders	**1,726,424,635**	**100.00%**

Source: European Lithium's securities register as at 19 August 2026

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5.10.3 Shareholders by size of shareholding

The table below shows European Lithium's current shareholders by size of shareholding as at 19 August 2026:

European Lithium Limited's - Shareholdings range report as at 19-Aug-26		Number of	% Total
Range of units	Number of holders	shares held	issued capital
1 - 1,000	467	118,576	0.01%
1,001 - 5,000	860	2,679,643	0.16%
5,001 - 10,000	863	6,757,481	0.39%
10,001 - 100,000	2,018	74,479,978	4.31%
100,001 and over	569	1,642,388,957	95.13%
Totals	**4,777**	**1,726,424,635**	**100%**

Source: European Lithium's securities register as at 19 August 2026

5.10.4 Listed options (exercise price of $0.10)

European Lithium's issued securities as at 19 August 2026 included 242,327,782 listed options with an exercise price of $0.10 expiring on 30 April 2027. These options were issued to various parties, including to Evolution Capital Pty Ltd for settlement of placement costs and to consultants of the Company.

The top 20 Option Holders hold 71.85% of the total listed options as set out below:

European Lithium Limited - Top 20 Option Holders ($0.10 each exp 30-Apr-27) as at 19-Aug-26		Number of	% Total
Position	Option holder	units	issued capital
1	Evolution Capital Pty Ltd	30,500,000	12.59%
2	Okewood Pty Ltd	22,658,235	9.35%
3	Pixsell Pty Ltd <Pixsell Unit A/C>	14,999,999	6.19%
4	College Search Pty Ltd	12,236,670	5.05%
5	Mr Thomas Philip Gooch	11,253,240	4.64%
6	Citicorp Nominees Pty Limited	10,444,494	4.31%
7	Reef Super Fund Pty Ltd <Reef Super Fund A/C>	9,556,225	3.94%
8	Mr Kurt Adam Stancombe	7,872,501	3.25%
9	Michael Stanley Carter <The Carter Family A/C>	7,000,000	2.89%
10	Mr Amrit Tewari	5,850,000	2.41%
11	Mr Kishor Bogati	5,783,270	2.39%
12	Proteus Solutions Pty Ltd <Stavrakis Family A/C>	5,318,585	2.19%
13	Mrs Sandra Michelle Karageorge + Mr George Constantine Karageorge <Geosan Family A/C>	5,000,000	2.06%
14	Easy Placements Pty Ltd	4,325,000	1.78%
15	Australian Careers College Pty Ltd	4,000,000	1.65%
16	Mr Mario Dilena	4,000,000	1.65%
17	Mr Nickolaos Atziaras	3,621,487	1.49%
18	Mr Andrew David Goffin + Mrs Frances Angela Goffin <Frandy SF A/C>	3,303,970	1.36%
19	Mr Walter Ernest Hughes	3,235,000	1.33%
20	BNP Paribas Nominees Pty Ltd <IB AU Noms Retailclient>	3,159,018	1.30%
	Top 20 Option Holders	**174,117,694**	**71.85%**
	Other option holders	68,210,088	28.15%
	Total listed option	**242,327,782**	**100.00%**

Source: European Lithium's securities register as at 19 August 2026

5.10.5 Unlisted options

European Lithium's issued securities as at 19 August 2026 included 2,348,711 unlisted options over ordinary shares with an exercise price of $0.08, expiring on 31 December 2026.

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5.11 Share Price and Volume Trading Analysis

The following chart provides a summary of the trading volumes and prices for European Lithium shares from 19 August 2023 to 19 August 2026.

European Lithium shares – Closing Price and Daily Volume


Closing share price ($A)
$0.600
$0.500
$0.400
$0.300
$0.200
$0.100
$0.000
Volume of shares traded (Units)
120,000,000
100,000,000
80,000,000
60,000,000
40,000,000
20,000,000
02-Oct-25 CRML and EUR acquired 100% controlling interest in Tanbreez
09-Jan-26 CRML approves and commences construction on Tanbreez
28-Apr-26 EUR to combine with CRML announcement
19-Aug-23
19-Sep-23
19-Oct-23
19-Nov-23
19-Dec-23
19-Jan-24
19-Feb-24
19-Mar-24
19-Apr-24
19-May-24
19-Jun-24
19-Jul-24
19-Aug-24
19-Sep-24
19-Oct-24
19-Nov-24
19-Dec-24
19-Jan-25
19-Feb-25
19-Mar-25
19-Apr-25
19-May-25
19-Jun-25
19-Jul-25
19-Aug-25
19-Sep-25
19-Oct-25
19-Nov-25
19-Dec-25
19-Jan-26
19-Feb-26
19-Mar-26
19-Apr-26
19-May-26
19-Jun-26
19-Jul-26
19-Aug-26
Shares Traded Volume
Day Close Price

Source: S&P Capital IQ Pro and HNP analysis

The chart above shows that over the three years leading up to 19 August 2026, the closing share price of European Lithium had traded within a range of $0.0380 and $0.4850, with a closing price of $0.3250 on 19 August 2026. European Lithium's high and low share prices, volume weighted average prices (or 'VWAPs') and volume of shares traded for the 365 trading days to 19 August 2026 are summarised in the table as follows:

Period to 19-Aug-26	Share price Low	Share price High	Cumulative Volume Traded	VWAP	Shares traded as % of Capital	Shares traded % per week
1 trading days	$0.3250	$0.3250	12,241,327	$0.3250	0.71%	3.55%
5 trading days	$0.2900	$0.3250	16,459,029	$0.3160	0.95%	0.95%
7 trading days	$0.2900	$0.3250	16,459,029	$0.3160	0.95%	0.68%
30 trading days	$0.2450	$0.3550	124,199,274	$0.2925	7.20%	1.20%
60 trading days	$0.2450	$0.4850	301,389,647	$0.3784	17.51%	1.46%
90 trading days	$0.2300	$0.4850	823,681,388	$0.3911	48.18%	2.68%
180 trading days	$0.1500	$0.4850	1,675,855,636	$0.3115	98.89%	2.75%
365 trading days	$0.0380	$0.4850	3,181,707,868	$0.2635	200.87%	2.75%

Source: S&P Capital IQ Pro and HNP analysis

From our analysis in the table above, we note that the percentage of the Company's shares traded per week was moderate, mostly above 1%, over the periods assessed. Therefore, we can reasonably conclude that European Lithium's shares were moderately liquid during this period.

6. COMBINED ENTITY

6.1 Overview of CRML

Critical Metals Corp. (NASDAQ: CRML) is a publicly listed critical minerals exploration and development company, formed in 2023 and listed on NASDAQ on 28 February 2024 following a business combination between European

Horizon Nexus Partners Modern.Different. | 22

Lithium and Sizzle Acquisition Corp. CRML is focused on the development of strategic minerals, including lithium and rare earth elements, which are essential to electrification, clean energy and advanced technologies.

CRML's principal asset is the Tanbreez Project in southern Greenland, one of the largest undeveloped deposits of heavy rare earth elements globally. As at April 2026, Critical Metals holds a 92.5% interest in Tanbreez, with the remaining 7.5% held by European Lithium. CRML has taken steps to advance Tanbreez towards development, including securing a long-term offtake agreement for a portion of future production. CRML also holds the Wolfsberg Project in Austria, a fully permitted hard-rock lithium project with defined mineral resources.

CRML has close ties to European Lithium, having been established through the combination of European Lithium's Wolfsberg Project with Sizzle Acquisition Corp. European Lithium was a significant shareholder in CRML at inception and continues to retain a minority interest in the Tanbreez Project, resulting in an ongoing cross-shareholding relationship between the two entities. On 11 October 2025, European Lithium lost control of CRML following a series of share sales during 2025, with its ownership interest in CRML decreasing from 61.0% as at 30 June 2025 to 43.66% as at 31 December 2025.

On 18 May 2026 (announced on 19 May 2026), CRML entered into a binding SID (amended and restated on 3 July 2026 and 19 August 2026) with European Lithium under which it is proposed to acquire 100% of the issued share capital of European Lithium by way of an all-scrip scheme of arrangement. Under the proposed transaction, Shareholders will receive between 0.025 and 0.045 CRML shares for each European Lithium share held, with the applicable exchange ratio determined by reference to the Share Scheme VWAP, and Option Holders will receive CRML securities calculated by reference to the in-the-money value of their listed options.

The proposed Schemes is intended to consolidate full ownership of the Tanbreez Project, simplify the existing cross-shareholding structure, and strengthen CRML's balance sheet through access to European Lithium's cash reserves. The Schemes are subject to customary conditions, including shareholder and court approvals, and an independent expert concluding that the Schemes are in the best interests of Shareholders and Option Holders.

6.2 Share price and Volume Trading Analysis

The following chart provides a summary of the trading volumes and prices for CRML shares from its commencement of trading to 19 August 2026.

CRML shares – Closing Price and Daily Volume


$35.0000
$30.0000
$25.0000
$20.0000
$15.0000
$10.0000
$5.0000
-
CRML share price (US$)
180,000,000
160,000,000
140,000,000
120,000,000
100,000,000
80,000,000
60,000,000
40,000,000
20,000,000
-
Trading volumes
02-Oct-25
CRML and EUR acquired 100% controlling interest in Tanbreez
09-Jan-26
CRML approves and commences construction on Tanbreez
28-Apr-26
EUR to combine with CRML announcement
19-Mar-24
19-Apr-24
19-May-24
19-Jun-24
19-Jul-24
19-Aug-24
19-Sep-24
19-Oct-24
19-Nov-24
19-Dec-24
19-Jan-25
19-Feb-25
19-Mar-25
19-Apr-25
19-May-25
19-Jun-25
19-Jul-25
19-Aug-25
19-Sep-25
19-Oct-25
19-Nov-25
19-Dec-25
19-Jan-26
19-Feb-26
19-Mar-26
19-Apr-26
19-May-26
19-Jun-26
19-Jul-26
19-Aug-26
Shares Traded Volume
Day Close Price

Source: S&P Capital IQ Pro and HNP analysis

The chart above shows that over the periods leading up to 19 August 2026, the closing share price of CRML had traded within a range of US$1.3700 and US$29.9700, with a closing price of US$6.1700 on 19 August 2026. CRML's

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high and low share prices, VWAP and volume of shares traded for the 600 trading days to 19 August 2026 are summarised in the table as follows:

Period to 19-Aug-26	Share price Low	Share price High	Cumulative Volume Traded	VWAP	Shares traded as % of Capital	Shares traded % per week
1 trading days	US$6.1700	US$6.1700	7,264,799	US$6.1700	4.95%	24.73%
7 trading days	US$6.1500	US$6.7700	36,308,606	US$6.4804	24.72%	17.66%
20 trading days	US$5.1300	US$7.2500	118,380,406	US$6.3331	80.59%	20.15%
30 trading days	US$5.1300	US$8.4700	178,549,674	US$6.5838	121.55%	20.26%
60 trading days	US$5.1300	US$12.1700	365,508,910	US$8.5670	248.83%	20.74%
90 trading days	US$5.1300	US$14.4500	881,383,864	US$10.5984	617.87%	34.33%
180 trading days	US$5.1300	US$20.6200	2,071,754,016	US$11.9476	1579.38%	43.87%
365 trading days	US$1.3700	US$29.9700	3,605,208,855	US$11.6746	3090.54%	42.34%
450 trading days	US$1.3700	US$29.9700	3,627,747,915	US$11.6245	3261.45%	36.24%
600 trading days	US$1.3700	US$29.9700	3,632,375,155	US$11.6227	3470.08%	28.92%

Source: S&P Capital IQ Pro and HNP analysis

From our analysis in the table above, we note that the percentage of CRML's shares traded per week was high, enabling us to reasonably conclude that CRML's shares were liquid during this period.

6.3 Combined Entity Post-Scheme

Upon implementation of the Schemes, the Combined Entity will comprise a diversified portfolio of lithium and REE projects across the world, with projects located in Austria, Ireland, Ukraine, Greenland and Australia. CRML will become the ultimate parent of the group of entities, including European Lithium and its subsidiaries.

The diagram below illustrates the proposed corporate structure of European Lithium and CRML before and after the implementation of the Schemes.


Before Scheme Implementation
European Lithium Limited
LRH Resources Ltd
Lithium Exploration GmbH
European Lithium Ukraine Limited

We note that European Lithium also holds 50% in John Wally Resources Pty Ltd (ACN 648 870 437), 10% in Wally John Metals Pty Ltd (ACN 650 349 625) and 7.5% in Tanbreez Mining Greenland A/S which are not reflected in the above diagram.

Source: HNP analysis

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After Scheme Implementation
Critical Metals Corp (CRML)
European Lithium AT (Investments) Ltd
Critical BTC LLC
CM Sub Corp (previously Sizzle)
European Lithium Limited
7.5%
Tanbreez Mining Greenland A/S (92.5% interest)
60° North Greenland ApS (70% interest)
ECM Lithium AT GmbH
LRH Resources Ltd
Lithium Exploration GmbH
European Lithium Ukraine Limited
ECM Lithium AT Operating GmbH

Source: HNP analysis

7. INDUSTRY ANALYSIS

7.1 Global lithium exploration industry overview

The overview of global lithium exploration industry is based on our research for publicly available information and articles. The industry overview covers historical performance of lithium exploration, current market conditions, industry key performance drivers and the outlook on the global lithium industry for the next five years.

7.1.1 Past and current performance

Over the past five years, the global lithium exploration industry has experienced pronounced cyclical volatility, closely mirroring movements in lithium prices and downstream battery demand. The period from 2021 to 2022 was characterised by a sharp upswing, driven by rapidly accelerating electric vehicle ('EV') penetration and battery demand, which pushed lithium prices to historic highs and catalysed a significant increase in exploration activity and capital raising, particularly among junior explorers[1]. Global lithium exploration expenditure rose substantially, with lithium becoming one of the most actively explored commodities worldwide. This surge prompted accelerated drilling programs, resource upgrades and the advancement of numerous projects toward development.

However, from late 2023 through 2025, rapid supply additions, particularly from Australia, South America and China outpaced demand growth, resulting in a material market surplus and a sharp correction in lithium prices[2]. Weaker price conditions constrained cash flows and risk appetite, leading to deferred projects, reduced exploration budgets and a notable pullback in junior-sector activity. Despite this correction, exploration activity over the five-year period remained structurally higher than pre-2020 levels, reflecting lithium's elevated strategic importance relative to historical norms.

7.1.2 Key performance drivers

Industry performance has been primarily driven by lithium price dynamics underpinned by global supply–demand fundamentals, with downstream demand from EVs and battery energy storage systems remaining the dominant structural driver. Commodity price strength in 2021–2022 materially improved project economics and access to

[1] U.S. Geological Survey – 2022 Minerals Yearbook (June 2025)
[2] Investing News Network – Lithium Market 2025 Year-End Review (22 December 2025)

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capital, encouraging aggressive exploration expenditure, while subsequent price weakness exposed the sector's sensitivity to oversupply and funding conditions. Capital markets access has been particularly critical for exploration-stage companies, with junior explorers highly dependent on equity financing cycles, resulting in rapid expansions and contractions in activity[3].

Figure below illustrates the lithium demand drivers and outlook, as well as the mining requirements as per the International Energy Agency, published in 2024:

Historical / forecast industry revenue and number of industry enterprises



Demand outlook
Mining requirements
kt
2 000
1 000
APS
NZE
2023
2010
2050
Electric vehicles
Other clean technology
Other demand
2025
2030
2035
2040
Expected mine supply from announced projects
Primary supply requirements (mined)

Source: International Energy Agency (2024)

Broader drivers include government policy support for critical minerals, especially in jurisdictions such as the United States, Australia and the European Union, which has enhanced strategic interest and, in some cases, funding support for lithium projects. Conversely, regulatory and permitting requirements, community opposition in certain regions, and environmental considerations have acted as moderating influences on the pace of exploration and project advancement. Technological developments - such as direct lithium extraction and lithium recycling - have also begun to influence exploration strategies by expanding the range of potentially viable resources, though conventional hard-rock and brine projects continue to dominate near-term activity.

7.1.3 Industry outlook

The medium-term outlook for the global lithium exploration industry is cautiously positive, despite near-term uncertainty. Current market surpluses are expected to persist in the short term, with lithium prices likely to remain sensitive to demand growth and inventory levels through the mid-2020s. However, consensus industry forecasts point to strong structural demand growth over the next five years, driven by continued EV adoption, battery manufacturing expansion and increasing grid-scale energy storage requirements[4,5]. On this basis, analysts generally expect the market to rebalance toward the latter part of the decade, potentially shifting back into deficit if new supply and project development do not keep pace.

This outlook implies a gradual recovery in lithium prices toward incentive levels for new supply, which would support a renewed uplift in exploration expenditure. Exploration activity is therefore expected to recover selectively, with capital likely to favour projects in established mining jurisdictions, assets with lower technical and permitting risk, and opportunities aligned with strategic partners across the battery supply chain. Overall, while volatility is expected to remain a defining feature, lithium exploration is likely to remain a core component of the global critical minerals landscape over the medium term.

[3] S&P Global – CES 2023 – Battery metals exploration bucks global trend, records all-time high
[4] Carboncredits.com – Lithium Market in 2025 and Beyond: Supply Deficit looms with $116B Requirement (13 January 2025)
[5] Benchmark – Battery minerals deficits continue to be expected within a decade (7 January 2025)

Horizon Nexus Partners Modern.Different. | 26 7.1.4 Australia's Lithium Sector: Industry Analysis and Future Outlook The review of lithium industry in Australia is based on insights from IBISWorld's Lithium and Other Non-Metallic Mineral Mining in Australia Industry Report; lithium has rapidly become the dominant product in Australia's non- metallic mineral mining sector, driven by surging demand for batteries and electric vehicles. Spodumene concentrate, the primary lithium ore, saw prices spike dramatically through 2022–23 as downstream buyers stockpiled supplies, prompting miners to ramp up output. This led to a wave of new supply and subsequent oversupply, causing prices to normalise and decline sharply through 2024–25. In response, producers have cut costs, scaled back expansion plans, and some smaller operators have suspended operations. Despite recent price weakness, lithium prices remain well above pre-pandemic levels, and industry revenue soared at an annualised rate of 18.1% over the past five years, reaching $5.4 billion. Exports continue to generate over 80% of industry revenue, but the market is shifting as more mining firms invest in domestic refining to produce lithium hydroxide. This vertical integration is expected to reduce export volumes over time, with lithium hydroxide exports accounted for in other industry segments. Recent volatility has stalled new projects, such as the closure of the Tianqi Kwinana refinery, while emerging non-lithium ventures like Paradise South and Mardie Salt are helping to offset revenue declines. Looking ahead, industry revenue is forecast to weaken slightly at an annualised 0.4% through 2029–30, reflecting ongoing market adjustments and diversification. 7.2 Global rare earth elements ('REE') exploration industry overview The overview of global REE exploration industry is based on our research for publicly available information and articles. The industry overview covers historical performance of REE exploration, current market conditions, industry key performance drivers and the outlook on the global REE exploration industry for the next five years. 7.2.1 Past and current performance Over the past five years, the global REE exploration sector has transitioned from a subdued phase into a period of renewed strategic focus, driven largely by the clean energy boom and critical-minerals initiatives. In the late 2010s, exploration activity was relatively muted, a legacy of the sharp 2010–2011 price spike and subsequent market correction that left investors cautious. Starting around 2019, however, rising demand for permanent magnets in EVs, wind turbines and advanced electronics rekindled interest in new REE sources6. By 2021–2022, growing downstream demand and supply anxieties pushed rare earth prices significantly higher: neodymium- praseodymium ('NdPr'), a key magnet material, surged to multi-year highs (with neodymium oxide reaching roughly US$130/kg on average in 2022). This price strength supported a modest upswing in exploration spending and project development, especially outside traditional Chinese supply channels. Non-China producers, notably Australia's Lynas Rare Earths and USA's MP Materials, expanded output, and numerous junior explorers secured funding as governments labelled REEs "critical" and invested in new ventures (e.g. U.S. Department of Defence funding for domestic rare earth projects in 2022–2023)7. However, by 2023 the market faced headwinds: China, which contributes ~60–70% of global REE mine output and over 90% of processing capacity, increased export quotas, resulting in a short-term oversupply amid slightly softer demand. Magnet-grade REE prices plunged – neodymium oxide declined ~45% through 2023 – compressing producer margins and dampening investor enthusiasm. Exploration activity remained resilient relative to historical lows (bolstered by strategic importance), but financing conditions tightened; smaller companies faced greater hurdles raising capital as market sentiment cooled in late 2023. Overall, despite recent cyclicality, rare earth exploration entered 2024 at a higher base of activity and strategic prominence than in the mid-2010s. 7.2.2 Key performance drivers The performance of the REE exploration industry is fundamentally anchored by demand-pull factors and supply- side concentration. Booming demand for REEs in permanent magnets (used in EV motors, wind turbines, and advanced electronics) has been the primary growth driver. Permanent magnets now account for roughly 80% of rare earth market value, and the electrification trend (EV adoption, renewable energy expansion, defence and aerospace needs) continues to underpin robust consumption growth. This demand surge, in turn, amplifies 6 Macquarie – Rare Earths Market Update (14 November 2023) 7 Investing News Network – China's Rare Earths Crackdown Puts MP Materials in the Spotlight (25 November 2025)

Horizon Nexus Partners Modern.Different. | 27

commodity price dynamics: periods of strong magnet demand and constrained supply have led to price spikes, catalysing exploration, whereas episodes of oversupply or macroeconomic weakness (such as China's output boost and weaker demand in 2023) have caused price corrections that pressure project economics. Figure below illustrates the demand driver of NdPr over the years, including the outlook up until 2030:

Historical / forecast industry revenue and number of industry enterprises

Figure 3 - Multiple factors to drive NdPr demand


(kt)
180.0
160.0
140.0
120.0
100.0
80.0
60.0
40.0
20.0
0.0
Electric Vehicles
Wind Turbines
Conventional automotive
Medical & Electronic
Automation & Appliances
Other
2020a
2021a
2022a
2023e
2024e
2025e
2026e
2027e
2028e
2029e
2030e

Figure 4 - EV to become a major NdPr consumer by 2030e


Other, 12%
Automation & Appliances, 8%
Medical & Electronic, 15%
Conventional automotive, 7%
Wind Turbines, 12%
Electric Vehicles, 47%

Source: Macquarie Research (2023)

Supply chain concentration is another pivotal factor. China's long-standing dominance (with ~70% of global REE mining and ~90% of refining capacity) means that Chinese policies and production quotas heavily influence global supply availability and prices[8]. In recent years, geopolitical considerations and national security concerns have become key drivers: the United States, European Union, and other regions have launched critical minerals strategies to encourage REE exploration and processing projects ex-China, via grants, offtake agreements, and streamlined permitting. These policy supports help sustain exploration interest even during market lulls. Finally, technological and regulatory factors also shape performance. In sum, rare earth exploration is influenced by a confluence of strong structural demand growth, high price volatility, dependence on strategic funding, and an imperative to diversify supply chains, all of which must be balanced by companies and stakeholders in this sector.

7.2.3 Industry outlook

Looking ahead, the outlook for REE exploration over the next five years is cautiously optimistic but highly contingent on market conditions and policy support. Demand for rare earths is widely expected to rise steadily, propelled by the ongoing global shift toward electric mobility and clean energy. Industry forecasts project that magnet-related rare earth demand will grow at a compound annual growth rate of 7.5% annually through to 2040[9], with the share of REEs used in EVs and wind turbines climbing significantly. By 2030, EV motors alone could account for nearly half of total NdPr demand, pointing to strong structural underpinnings for the commodity.

Supply, however, remains constrained by China's pre-eminence and the long lead times of new projects. While new mines and processing facilities are under development in regions like Australia, North America, Africa, and Europe, most will not fully materialise for several years, and Western supply chains will likely still rely on Chinese processing in the interim. Major analysts generally anticipate a delicate market balance in the mid-2020s, with small surpluses or near-balance as recently expanded capacity meets current demand, followed by a potential return to deficits toward 2030 unless additional supply comes online.

For exploration-focused companies, these trends imply a continued strategic imperative to discover and develop new REE deposits, especially outside traditional supply centres. Government and end-user support (e.g. automakers investing in upstream projects) is expected to play a growing role in financing critical REE ventures, helping mitigate some of the volatility of conventional capital markets. Overall, the medium-term outlook for REE exploration remains constructively positive, underpinned by the metal's essential role in future technologies.

---

[8] Investing News Network – Rare Earths Market Update: Q1 206 in Review (20 April 2026)
[9] Energy Metal News – Undersupply of Magnet Rare Earths to hit 60,000 tonnes by 2030 (6 May 2023)

Horizon Nexus Partners Modern.Different. | 28 7.2.4 Critical Minerals Focus: Rare Earth Elements in Australia (REE) Global demand for rare earth elements (REE) has surged in recent years, nearly doubling between 2015 and 2023, and has potential to double again by 205010. This significant growth is primarily driven by increasing demand for a transition to clean energy technologies such as wind turbines and electric vehicles. Australia holds at least five percent of the world's REE reserves, positioning it as a key player in the market's future growth1. To fully capitalise on this opportunity, the Australian Critical Minerals Research and Development Hub, led by CSIRO, ANSTO, and Geoscience Australia, is focused on unlocking the potential of both high-grade and lower-grade clay-hosted REE deposits11. These efforts aim to diversify global supply chains and strengthen Australia's role in supplying critical minerals, especially as the mineralogy of some non-traditional ores offers easier processing routes and the potential for more resilient supply chains. While Australia is well established in conventional REE extraction, the emerging industry around clay-hosted deposits presents new opportunities for growth and innovation. Collaborative research led by CSIRO, ANSTO, and Geoscience Australia is deepening geological understanding, improving mineral system models, and developing tailored processing flowsheets to ensure economic and environmental sustainability. Notably, a purpose-built pilot plant for clay processing is being developed at ANSTO's Lucas Heights campus, enabling Australian companies to test and refine extraction methods for these challenging deposits12. These initiatives support the extension of domestic value chains, with a focus on producing rare earth materials for magnet-making industries and onshore processing. By leveraging Australia's abundant resources and scientific expertise, these efforts are expected to increase the inventory of heavy REE, add value through downstream industries, and help de-risk international supply chains for critical minerals. 8. VALUATION METHODOLOGIES 8.1 Definition of market value Our valuation approach is based upon the guidance of RG 111. In forming our opinion as to whether or not the Share Scheme is fair to Shareholders we have compared the fair value of one European Lithium share on a control basis to the fair value of the Share Scheme Consideration on a minority basis. In forming our opinion as to whether or not the Option Scheme is fair to Option Holders, we have compared the fair value of the Option Scheme Consideration per European Lithium listed option to the fair value of one European Lithium listed option. RG 111 defines fair value as the amount 'assuming a knowledgeable and willing, but not anxious, buyer and a knowledgeable and willing, but not anxious, seller acting at arm's length...'. 8.2 Selection of Methodology RG 111 provides guidance on the valuation methods that an independent expert should consider. These methods include: • the discounted cash flow method and the estimated realisable value of any surplus assets (the 'discounted cash flow methodology'); • the application of earnings multiples (appropriate to the business or industry in which the entity operates) to the estimated future maintainable earnings or cash flows of the entity, added to the estimated realisable value of any surplus assets (the 'capitalisation of earnings methodology'); • the amount that would be available for distribution to security holders on an orderly realisation of assets (the 'realisation of asset methodology'); • the quoted price for listed securities, when there is a liquid and active market and allowing for the fact that the quoted price may not reflect their value, should 100% of the securities be available for sale ('quoted market price methodology'); 10 International Energy Agency – Global Critical Minerals Outlook (17 May 2024) 11 CSIRO – Unlocking the power of Australia's rare earth element (18 October 2024) 12 CSIRO – Accelerating Development of Australia's Rare Earth Resources (15 October 2024)

Horizon Nexus Partners Modern.Different. | 29 • any recent genuine offers received by the target for the entire business, or any business units or assets as a basis for valuation of those business units or assets; and • the amount that an alternative bidder might be willing to offer if all the securities in the target were available for purchase. In valuing listed options, an expert generally considers the availability of observable market data. Where an active market exists and quoted prices are available, such prices are considered the most reliable indicator of value, as they reflect the price at which market participants are willing to transact. Accordingly, primary reliance is placed on observable market prices for listed options, where appropriate. For thinly traded options, RG 111 identifies the Binomial Model and the Black‑Scholes Model as the most commonly used valuation methodologies. In selecting an appropriate approach, experts should assess whether the assumptions underlying the chosen methodology are suitable for the options being valued. More details are covered in Appendix D to this Report. Each methodology is appropriate in certain circumstances. The decision as to which methodology to apply generally depends on the nature of the asset being valued, the methodology most commonly applied in valuing such an asset and the availability of appropriate information. It is possible for a combination of different methodologies to be used together to determine an overall value. 8.3 Valuation Methodology Applied for European Lithium In determining the fair value of European Lithium, we have applied the sum-of-parts methodology as our primary approach and the quoted market price ('QMP') methodology as our secondary approach. The sum-of-parts methodology is based on the aggregation of the fair market values of the various assets and liabilities of the company, where different valuation methodologies may be adopted for different assets. The sum-of-parts methodology is relevant because this methodology is fundamentally an asset-based valuation approach which is suitable for exploration companies that predominantly hold interests in tenements that are not yet developed into operating projects. European Lithium does not have a historical track record of positive earnings and therefore the capitalisation of earnings methodology is not suitable to be used. A discounted cash flow ('DCF') approach was not considered appropriate because there were no reasonable production or pricing forecasts to support a life-of-mine model, including the Wolfsberg Project, even though it has had a DFS done previously. The DFS for the Wolfsberg Project was announced by European Lithium in March 2023 but this project was transferred to CRML in February 2024 when the business combination between the Company and Sizzle to form CRML was completed and commenced trading on the NASDAQ. We understand that, under the ownership of CRML, plans for the Wolfsberg Project to proceed with construction or production or both has not been made and the DFS is no longer current. Therefore, valuing it using a DCF approach would be highly speculative at this stage of project development. Besides this, we understand that the previous DFS, under the current lithium spot price (in particular Lithium Hydroxide Monohydrate), would be uneconomical. To assess the fair value of the key mineral assets of European Lithium and CRML, HNP engaged the services of independent specialist, Valuation and Resource Management Pty Ltd ('VRM'), to undertake an independent mineral asset valuation of European Lithium and CRML, and in conjunction with this, VRM prepared the Independent Mineral Asset Valuation Report ('VRM Valuation Report') for the purpose of our Report. VRM sets out in more detail, in the VRM Valuation Report, its reasons for the valuation methodologies it had used to value the Wolfsberg Project and the Tanbreez Project. The sum-of-parts methodology is used to assess the value of European Lithium before Schemes implementation and value of the Combined Entity after the implementation of the Schemes.

Horizon Nexus Partners Modern.Different. | 30 8.4 Valuation Methodology Used to Value the Share Scheme Consideration As per section 1.2 of this Report, the Share Scheme Consideration comprises CRML shares, with the applicable exchange ratio determined by reference to the Share Scheme VWAP. Based on the Share Scheme VWAP as at the date of this Report, the implied exchange ratio is in the range of 0.025 and 0.045 CRML shares for each European Lithium share. To value the Share Scheme Consideration, we have applied the QMP approach as our primary approach. Our QMP approach utilises post-announcement share prices of CRML, and the value derived from this methodology reflects a minority interest value. RG 111.34 states that, if, in a scrip bid, the target is likely to become a controlled entity of the bidder, the bidder's securities can also be valued assuming a notionally combined entity. However, it should be noted that the accepting holders are likely to hold minority interests in the combined entity. As Shareholders will become minority interest holders in the Combined Entity, our valuation of a share in the Combined Entity is on a minority interest basis. The QMP methodology is considered appropriate given the high level of liquidity in CRML shares and the existence of an active and well-informed market for those securities. In these circumstances, the market price of CRML shares provides a relevant indicator of the value attributed by market participants to CRML. For the purposes of assessing the value of the Share Scheme Consideration, we have considered the trading performance of CRML shares following the announcement of the Schemes. Following the announcement, market participants were informed of the key terms of the Share Scheme, including the resulting ownership structure of the Combined Entity. Accordingly, the post-announcement trading price of CRML shares is considered to reflect the market's assessment of CRML after taking into account the anticipated effects of the Schemes and, therefore, provides an indication of the value of the Combined Entity. In assessing the appropriateness of this approach, we have considered the relative size of European Lithium and CRML immediately prior to the announcement of the Schemes. Based on their respective market capitalisations just prior to the announcement of the Schemes, European Lithium had an equity market value of approximately $489 million compared to CRML's equity market value of approximately US$1.69 billion (equivalent to approximately $2.37 billion). Although European Lithium's market capitalisation was approximately 21% relative to CRML's market capitalisation immediately prior to the announcement of the Schemes, we note that a large part of the value of European Lithium is attributed to the value of CRML shares that it holds; without which, its value is expected to be substantially lower. Given the relative size of the two entities, we do not consider the formation of the Combined Entity to be transformational to CRML from a market value perspective. This view is supported by the trading performance of CRML shares following the announcement of the Schemes. While CRML's share price increased from US$11.51 per share immediately prior to the announcement to US$14.45 per share on the announcement date, the share price subsequently moderated to US$11.86 per share on the following trading day. We recognise that share prices immediately following the announcement of a corporate transaction may be influenced by short-term trading activity and market sentiment. Accordingly, rather than relying on a single trading day price, we have assessed the QMP of CRML shares using VWAPs over various periods following the announcement of the Schemes. This approach reduces the impact of short-term volatility and provides a more representative indication of market value. Having regard to the liquidity of CRML shares, the market's awareness of the terms of the Schemes, the relative size of European Lithium compared with CRML and the limited impact of the transaction on CRML's trading price, we consider the QMP methodology based on post-announcement trading in CRML shares to be an appropriate methodology to determine the value per CRML share and, in turn, the Share Scheme Consideration. 8.5 Valuation Methodology Used to Value European Lithium Listed Options In determining the fair value of European Lithium listed options, we have primarily relied on Binomial Model, an option pricing model, to calculate the value per European Lithium listed option. In addition, we have also analysed the observable market price per European Lithium listed option as a secondary approach.

Horizon Nexus Partners Modern.Different. | 31

9. VALUE PER EUROPEAN LITHIUM SHARE BEFORE THE SHARE SCHEME IMPLEMENTATION

In determining the fair value of a European Lithium share on a control basis, we have adopted the sum-of-parts methodology as our primary valuation methodology and the quoted market price methodology as our secondary valuation methodology.

9.1 Value per European Lithium share

The value per European Lithium share on a control basis before the implementation of the Share Scheme based on the sum-of-parts methodology is set out below:

In A$	Ref	Low	Preferred	High
Value per European Lithium share on a control basis	9.4	$0.4422	$0.4431	$0.4440

Source: HNP analysis

9.2 Sum-of-parts methodology for European Lithium

We assessed the equity value of European Lithium using the sum-of-parts approach by aggregating the value of European Lithium's 7.5% ownership of the Tanbreez Project and the 100% ownership of the Austrian Lithium Projects, Ireland Lithium Project, Ukraine Lithium Project and Australian Lithium tenement, along with the fair value of European Lithium's other assets and liabilities. HNP engaged the services of VRM to undertake an independent mineral asset valuation of European Lithium's projects.

The VRM Valuation Report was prepared in accordance with the Code and Guidelines for Assessment and Valuation of Mineral Assets and Mineral Securities for Independent Expert Reports 2015 Edition ('VALMIN Code (2015)') that incorporates the Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves – the 2012 Edition ('JORC Code (2012)' or 'JORC 2012'). It was not prepared in accordance with US Securities Exchange Commission's Regulation S-K 1300 ('S-K 1300').

Our estimated value per European Lithium share before the Schemes implementation based on our primary valuation methodology is summarised as follows.

Value per European Lithium share (sum-of-parts) - before Share Scheme implementation				
In A$	**Ref**	**Low**	**Preferred**	**High**
Value of European Lithium's mineral assets	9.2.1	$4,367,500	$5,932,500	$7,505,000
Value of European Lithium's other assets and liabilities	9.2.2	$759,060,023	$759,060,023	$759,060,023
Equity value of European Lithium - before Share Scheme implementation (controlling basis)		**$763,427,523**	**$764,992,523**	**$766,565,023**
European Lithium shares outstanding - before Share Scheme implementation	5.10.1	1,726,424,635	1,726,424,635	1,726,424,635
Value per European Lithium share - before Share Scheme implementation on a control basis		**$0.4422**	**$0.4431**	**$0.4440**

Source: HNP analysis

9.2.1 Value of the Mineral Assets of European Lithium

We engaged VRM to undertake an independent mineral asset valuation of the mineral assets of European Lithium, which includes its 7.5% interest in Tanbreez Project, Austrian Lithium Projects, Ireland Lithium Project, Ukraine Lithium Project and Australia Tenement. VRM considered the following generally accepted valuation approaches outlined by the VALMIN Code (2015) as follows:

- Income-based approach;
- Market-based approach; and
- Cost-based approach.

Horizon Nexus Partners Modern.Different. | 32 VRM considered a range of valuation approaches appropriate depending on the stage of exploration or development of the projects. In selecting the most suitable methods, VRM assessed the stage at which the projects are currently at and the declared mineral resources or ore reserves. Valuation of European Lithium's 7.5% interest in Tanbreez Project VRM considered that the Tanbreez Project should be valued using a prospectivity enhancement multiplier method ('PEM Method') based on exploration expenditure as the primary valuation method, while a comparable transaction approach based on resource multiples and a yardstick approach serve as secondary valuation methodologies. VRM did not consider that the income-based approach (discounted cash flow valuation method) was appropriate due to concerns noted on the preliminary economic assessment ('PEA') completed in 2025 to evaluate the potential development of a mining and processing operation at the Tanbreez Project. The PEA was based on the 2016 Mineral Resource which estimated a project net present value ('NPV') of approximately US$2.7 billion over the life of mine. However, VRM reported concerns over the PEA including but not limited to the following: a) the notional mining reserve adopted in the PEA was not reported in accordance with the JORC Code (2012) or S-K 1300; b) the mine scheduling undertaken in the PEA was high level and did not provide the level of detail normally expected in a scoping study; c) lack of disclosure of sources or derivation for capital cost estimates; d) revenue projections assumed the production and sale of eudialyte, feldspar and arfvedsonite concentrates but the Company does not have the right to produce and sell feldspar and arfvedsonite concentrates under the terms of its current license; and e) it would not be reasonable to assume the capture of all the value of the concentrate constituents without incurring any operating costs, capital costs in the downstream processing. Accordingly, VRM did not consider the PEA to provide a sufficiently reliable basis for a DCF valuation and concluded that an income-based approach was not appropriate for the purpose of valuing the Tanbreez Project under the VALMIN Code (2015). VRM adopted the PEM Method as its primary valuation methodology. The PEM Method derives value from historical exploration expenditure, adjusted by a multiplier that reflects the effectiveness of past exploration activities and the potential for future resource discovery and development. Although the comparable transaction method using a resource multiplier ('Comparable Transaction Method') is commonly used where a JORC 2012-compliant Mineral Resource Estimate has been established, VRM considered the expenditure incurred to define and de-risk the mineral resource to provide a more meaningful indication of value for the Tanbreez Project. Accordingly, VRM selected the PEM Method as its preferred valuation approach. The Comparable Transaction Method derives value by reference to market transactions involving comparable mineral projects. The methodology is generally most reliable where projects contain current Mineral Resource Estimates and are located in comparable jurisdictions. The Comparable Transaction Method was used as a secondary valuation approach. The yardstick valuation method is based on a rule of thumb as supported by a large database of transactions where resources and reserves at various degrees of confidence are multiplied by a percentage of the spot commodity price ('Yardstick Valuation Method'). Where a project is expected to produce a concentrate, the value is discounted to account for the payability of the product produced. The Yardstick Valuation Method was used as a secondary valuation approach. For each methodology, VRM developed a range of values, with the preferred value not necessarily corresponding to the midpoint of the assessed valuation range. Having considered the results of all methodologies, VRM adopted the value derived from the PEM Method as its preferred valuation of the mineral assets of the Tanbreez Project.

Horizon Nexus Partners Modern.Different. | 33

Valuation of the exploration ground

The principal valuation techniques applied to value the exploration ground of the Austrian Lithium Projects, Ireland Lithium Project, Ukraine Lithium Project and Australia Tenement were the Geoscientific (Kilburn) Method and the PEM Method which are cost-based approaches requiring subjective judgement from the valuer regarding the prospectivity and efficacy of prior exploration. VRM considered the Geoscientific (Kilburn) Method to be the most robust approach, which it used as the primary valuation method, given the early-stage of the projects where there are no mineral resources estimated.

The Geoscientific (Kilburn) Method evaluates the mineral assets by combining base acquisition costs with ranking criteria that reflect geological prospectivity, exploration results and proximity to known mineralisation. Adjustments for locational and market factors are incorporated to reflect current market conditions ('Geoscientific Method'). The PEM Method, used as a supporting approach, derives value from statutory exploration expenditure, applying a multiplier that considers the effectiveness of past exploration and the potential for future discovery.

For each project, VRM calculated a range of values using both methods, with the preferred value not necessarily representing the midpoint of the assessed low and high values. VRM selected the values from the Geoscientific (Kilburn) Method as its valuation of the exploration ground of the Austrian Lithium Project, the Ireland Lithium Project, the Ukraine Lithium Project and the Australia Lithium Tenement.

Summary of mineral assets valuations of European Lithium

A summary of the valuation of mineral assets of European Lithium is shown below. Values are in millions of Australian Dollars.

European Lithium's estimated mineral resources value			
In A$ millions	**Low**	**Preferred**	**High**
Total value of the mineral resources for European Lithium	4.37	5.93	7.51

Source: VRM's Independent Technical Assessment & Valuation Report dated 24 August 2026

Breakdown of the values of each project are detailed in the following table.

VRM's valuation of Tanbreez Project (7.5% interest)		Implied Value ($M)		
In A$ millions	**Method**	**Low**	**Preferred**	**High**
Tanbreez Project	PEM (primary)	3.67	4.13	4.61
	Comparable Transaction (A$/t TREO) (secondary)	1.78	2.37	2.96
	Yardstick (secondary)	1.70	2.55	3.40
	Valuation (selected)	**3.67**	**4.13**	**4.61**

Source: VRM's Independent Technical Assessment & Valuation Report dated 24 August 2026

VRM's valuation of European Lithium's Austrian Project (100% interest)		Implied Value (A$M)		
In A$ millions	**Method**	**Low**	**Preferred**	**High**
Austrian Exploration	Geoscientific (primary)	0.10	0.20	0.30
	PEM (secondary)	-	-	0.10
	Valuation (selected)	**0.10**	**0.20**	**0.30**

Source: VRM's Independent Technical Assessment & Valuation Report dated 24 August 2026

VRM's valuation of European Lithium's Ireland Project (100% interest)		Implied Value (A$M)		
In A$ millions	**Method**	**Low**	**Preferred**	**High**
Ireland Exploration	Geoscientific (primary)	0.20	0.60	1.10
	PEM (secondary)	0.20	0.20	0.20
	Valuation (selected)	**0.20**	**0.60**	**1.10**

Source: VRM's Independent Technical Assessment & Valuation Report dated 24 August 2026

Horizon Nexus Partners Modern.Different. | 34

VRM's valuation of European Lithium's Ukraine Project (100% interest)		Implied Value (A$M)		
In A$ millions	**Method**	**Low**	**Preferred**	**High**
Ukraine Project	Geoscientific (primary)	-	-	-
	PEM (secondary)	-	-	-
	Valuation (selected)	**-**	**-**	**-**

Source: VRM's Independent Technical Assessment & Valuation Report dated 24 August 2026

VRM's valuation of European Lithium's Australia Tenement (equity basis)		Implied Value ($M)		
In A$ millions	**Method**	**Low**	**Preferred**	**High**
Australia - Pilbara	Geoscientific (primary)	0.40	1.00	1.50
	PEM (secondary)	0.20	0.30	0.40
	Valuation (selected)	**0.40**	**1.00**	**1.50**

Source: VRM's Independent Technical Assessment & Valuation Report dated 24 August 2026

A copy of the VRM Valuation Report is included in Appendix E of this Report. For the purposes of the Company's valuation, only 7.5% of the Tanbreez Project value has been considered, reflecting the Company's 7.5% equity interest in the project. This is in addition to the value attributed to the Austrian Lithium Projects, the Ireland Lithium Project and the Ukraine Lithium Project and the Australian exploration tenements.

9.2.2 Value of European Lithium's other assets and liabilities

We adjusted the assets and liabilities of European Lithium to arrive at the value of other assets and liabilities that are to be added to the values of the mineral assets under the sum-of-parts approach:

European Lithium's adjusted net assets In A$	Ref	As at 31-Dec-25	Adjustments	Adjusted
Current assets				
Cash and cash equivalents	a)	198,399,643	119,798,055	318,197,698
Trade and other receivables	b)	259,466	47,811,146	48,070,612
Prepaid expenses		54,127	-	54,127
Indemnification asset		1,714,192	-	1,714,192
Short-term loan receivable		4,651,988	-	4,651,988
Convertible note		273,038	-	273,038
Total current assets		**205,352,454**	**167,609,201**	**372,961,655**
Non-current assets				
Property, plant and equipment		1,981	-	1,981
Deferred exploration and evaluation expenditure	c)	-	-	-
Investment in associates	d)	1,135,381,772	(727,480,559)	407,901,213
Restricted cash and other deposits		50,000	-	50,000
Listed and Unlisted Investments	e)	15,994,243	10,330,047	26,324,290
Right of use asset		12,904	-	12,904
Long term loan receivable		1,125,089	-	1,125,089
Total non-current assets		**1,152,565,989**	**(717,150,513)**	**435,415,476**
Total assets		**1,357,918,443**	**(549,541,312)**	**808,377,131**
Current liabilities				
Trade and other payables		2,575,857	-	2,575,857
Provisions		6,762,741	-	6,762,741
Lease liability		17,233	-	17,233
Total current liabilities		**9,355,831**	**-**	**9,355,831**
Non-current liabilities				
Lease liability		1,474	-	1,474
Deferred tax liability		39,959,803	-	39,959,803
Total non-current liabilities		**39,961,277**	**-**	**39,961,277**
Total liabilities		**49,317,108**	**-**	**49,317,108**
Net assets		**1,308,601,335**	**(549,541,312)**	**759,060,023**

Source: European Lithium's 31-Dec-25 half-year financial report and HNP analysis

Horizon Nexus Partners Modern.Different. | 35 The table above should be read in conjunction with the following notes: a) The adjustment to cash and cash equivalents of $119,798,055 reflects cash proceeds received from the disposal of CRML shares held by European Lithium subsequent to 31 December 2025, together with payments and advances made to Velta Holding US. These adjustments are based on information provided by European Lithium management; b) The adjustment to other receivables relates to payments and advances made to Velta Holding US, Inc. subsequent to 31 December 2025. The adjustment is based on information provided by European Lithium management; c) There is no capitalised exploration and evaluation expenditure balance recorded on European Lithium's balance sheet, so no adjustments needed to be made; d) Investment in associates comprise European Lithium's 31% shareholding in CRML, 7.5% shareholding in Tanbreez Mining Greenland A/S and 50% shareholding in John Wally Resources Pty Ltd. The following adjustments have been made with regards to the investment in associates, as per below: i. The adjustment reflects the reduction in the carrying value of European Lithium's investment in CRML following the disposal of CRML shares subsequent to 31 December 2025, with aggregate sale proceeds of $167,609,201. Following these disposals, European Lithium's ownership interest in CRML decreased to approximately 31%; ii. The fair value of European Lithium's 31% shareholding in CRML as at or around the date of this Report has been determined with reference to CRML's 20-day VWAP of US$6.3331 as at 19 August 2026 (equivalent to A$8.9577 per share), resulting in a value of $407,901,213. Accordingly, the carrying value of the investment has been adjusted by $549,153,745 to reflect its fair value; iii. Fair value of European Lithium's 7.5% shareholding in Tanbreez Mining Greenland A/S represents its ownership over the Tanbreez Project. This amount of $10,186,486 has been removed as the independent valuation of the mineral assets undertaken by VRM has been assessed separately (in section 9.2.1 of this Report); iv. Fair value of European Lithium's 50% shareholding in John Wally Resources Pty Ltd represents its ownership over the Australian Tenement. This amount of $531,127 has been removed as the independent valuation of the mineral assets undertaken by VRM has been assessed separately (in section 9.2.1 of this Report); and e) Listed investments include European Lithium's investments in other ASX-listed companies and their fair values have been adjusted to reflect the latest available market prices as at 19 August 2026. An adjustment of $10,330,047 has been recognised to reflect the carrying value of the listed investments at fair value. 9.3 Quoted Market Price methodology for European Lithium We have analysed movements in European Lithium's share price since the Schemes were announced on 28 April 2026. A graph of the Company's share price and trading volume one month leading up to, and one months following the announcement of the Schemes is set out below.

Horizon Nexus Partners Modern.Different. | 36

European Lithium shares – pre and post-announcement closing price and daily volume


28-Apr-26
EUR to combine with CRML announcement
Closing share price ($A)
Volume of shares traded (Units)
$0.600
$0.500
$0.400
$0.300
$0.200
$0.100
$0.000
25,000,000
20,000,000
15,000,000
10,000,000
5,000,000
-
Shares Traded Volume
Day Close Price

Source: S&P Capital IQ Pro and HNP analysis

Following the announcement of the Schemes, the Company's share price increased from $0.2850 on 27 April 2026 to $0.4150 on the day of the announcement, before declining to $0.3650 on the following day. Approximately 103 million European Lithium shares were traded on the day of the announcement, representing around 6% of the Company's issued share capital of 1,686,987,333 shares at that time. In the one month following the announcement of the Schemes, European Lithium's closing share price ranged between $0.3650 and $0.4800.

As detailed below, to provide a comparison to the valuation of a European Lithium share in section 9.2, as a secondary approach, we assessed the quoted market price for European Lithium shares by analysing the VWAP of European Lithium shares over various periods leading up to the day before the announcement to 27 April 2026.

Period to 27-Apr-26	Share price Low	Share price High	Cumulative Volume Traded	VWAP	Shares traded as % of Capital	Shares traded % per week
1 trading days	$0.2850	$0.2850	-	-	0.00%	0.00%
5 trading days	$0.2450	$0.2850	48,466,374	$0.2726	2.87%	2.87%
7 trading days	$0.2450	$0.2850	79,840,703	$0.2671	4.73%	3.38%
30 trading days	$0.2100	$0.2850	201,528,354	$0.2446	11.95%	1.99%
60 trading days	$0.2100	$0.2850	476,521,879	$0.2431	28.25%	2.35%
90 trading days	$0.1500	$0.3050	815,229,858	$0.2462	48.51%	2.69%
180 trading days	$0.0830	$0.4650	2,165,465,572	$0.2402	134.80%	3.74%
365 trading days	$0.0230	$0.4650	2,623,106,192	$0.2092	172.32%	2.36%

Source: S&P Capital IQ Pro and HNP analysis

From our analysis in the table above, we observed that, with the exception of the days of the trading halt, around 1.99% to 3.74% European Lithium shares were traded per week over the periods assessed. We consider that European Lithium's shares was a moderately liquid stock over this period.

Based on the QMP approach, we have assessed the fair value of one European Lithium share (on a minority basis) to be between $0.2446 and $0.2671 with a midpoint of $0.2559 per share. As the value of European Lithium is assessed on a control basis, a control premium was applied to the VWAP range determined. Australian studies indicate that the premiums required to obtain control of companies range between 30% and 40%. We also analysed the control premiums paid by acquirers of global listed mining companies over the last five years. Based on our analysis, the average control premium paid by acquirers was approximately 35%.

Horizon Nexus Partners Modern.Different. | 37

Summary of the values per European Lithium share on a control basis is as follows.

Value per European Lithium share (QMP) In A$	Low	Mid-point	High
Value per European Lithium share (QMP) - before Share Scheme announcement (controlling basis)	$0.3180	$0.3326	$0.3473

Source: HNP analysis

9.4 Assessment of the value of European Lithium before Share Scheme Implementation

The table below summarises our assessment of the value per European Lithium share using the sum-of-parts as the primary approach and QMP methodology as a secondary approach:

Value per European Lithium share In A$	Ref	Low	Preferred	High
Value per European Lithium share using sum-of-parts methodology (control basis)	9.2	$0.4422	$0.4431	$0.4440
Value per European Lithium share using QMP methodology (control basis)	9.3	$0.3180	$0.3326	$0.3473

Source: HNP analysis

We note that the values obtained from the QMP methodology are lower than the values obtained using the sum-of-parts methodology. The difference in values obtained from the two approaches may be due to the following:

- the QMP value is taken prior the announcement whereas the value per European Lithium share using the sum-of-parts methodology reflects our assessment of a European Lithium share as at 19 August 2026 (including the value of CRML shares it owns as at 19 August 2026) which provides the more appropriate basis of comparison to assess the fairness of the Schemes;
- investors' perceived values of the Company's exploration projects may differ from the valuation opinion of VRM as investors may not necessarily have the same access to both private and public information that the independent specialist had access to; and
- investors' perception of the Company's lithium and rare earth projects may incorporate different views of the prospectivity of the tenements, outlook on commodity prices, and the potential returns expected.

Considering all the above, we have relied on the primary approach, being the sum-of-parts valuation method, to conclude on the fair value of one European Lithium share.

Therefore, we consider the value per European Lithium share before the implementation of the Share Scheme to be between $0.4422 and $0.4440 with a preferred value of $0.4431.

10. VALUE OF THE SHARE SCHEME CONSIDERATION

For the purposes of assessing the Share Scheme Consideration, we have adopted the QMP methodology as the primary valuation methodology to determine the fair value of a Combined Entity share on a minority basis, with reference to the trading price of CRML shares following the announcement of the Share Scheme. The value derived under the QMP methodology has been compared against the value of the Combined Entity determined using the sum-of-the-parts methodology as a reasonableness check.

10.1 Value of the Share Scheme Consideration

The value of the Share Scheme Consideration, calculated with reference to the post-announcement pricing of the CRML shares is set out below:

Value per Share Scheme Consideration In A$	Ref	Low	Preferred	High
Value per Share Scheme Consideration	10.2.3	$0.2758	$0.4031	$0.5206

Source: HNP analysis

Horizon Nexus Partners Modern.Different. | 38 10.2 QMP valuation of a CRML share post-announcement RG 111.30 states that, if the bidder is offering non-cash consideration in a control transaction, expert should examine the value of that consideration and compare it with the valuation of the target's securities. RG 111.31 further mentions that the comparison should be made between the value of securities being offered (allowing for minority discount) and the value of the target entity's securities, assuming 100% of the securities are available for sale. This comparison reflects the fact that: • the acquirer is obtaining or increasing control of the target; and • the security holders in the target will be receiving scrip constituting minority interests in the combined entity. RG 111.34 states that, if, in a scrip bid, the target is likely to become a controlled entity of the bidder, the bidder's securities can also be valued assuming a notionally combined entity. However, it should be noted that the accepting holders are likely to hold minority interests in the combined entity. As Shareholders will become minority interest holders in the Combined Entity, our valuation of a share in the Combined Entity is on a minority interest basis. Our analysis of the QMP of CRML share is based on the pricing following the announcement of the Schemes. We have also considered the pre-announcement volumes and pricing to assess the level of reliance that we can place on the QMP methodology. 10.2.1 CRML liquidity analysis As noted in the share price and liquidity analysis in section 6.2 of this Report, we observed a high percentage of shares traded per week, showing that shares traded per week, over the 365 trading days period observed, was between 17.66% and 43.87% indicating that CRML's shares are liquid. Therefore, we consider there to be sufficient liquidity in CRML shares to utilise the QMP methodology as our approach to valuing the Share Scheme Consideration. 10.2.2 Assessment of the value of the Share Scheme Consideration using the QMP Methodology We analysed the movements in CRML's share price since the Schemes were announced on 28 April 2026 to 19 August 2026, as well as the VWAP of CRML shares over various periods up to 19 August 2026, similar to the analysis set out in section 6.2 above. CRML shares – share price movements and daily volume Source: S&P Capital IQ and HNP analysis - 5,000,000 10,000,000 15,000,000 20,000,000 25,000,000 30,000,000 35,000,000 40,000,000 45,000,000 50,000,000 - $2.0000 $4.0000 $6.0000 $8.0000 $10.0000 $12.0000 $14.0000 $16.0000 24-Apr-26 01-May-26 08-May-26 15-May-26 22-May-26 29-May-26 05-Jun-26 12-Jun-26 19-Jun-26 26-Jun-26 03-Jul-26 10-Jul-26 17-Jul-26 24-Jul-26 31-Jul-26 07-Aug-26 14-Aug-26 Volume of Shares Traded (column) Closing Share Price (line, US$) Shares Traded Volume Day Close Price 28-Apr-26 EUR to combine with CRML announcement

Horizon Nexus Partners Modern.Different. | 39

Period to 19-Aug-26	Share price Low	Share price High	Cumulative Volume Traded	VWAP	Shares traded as % of Capital	Shares traded % per week
1 trading days	US$6.1700	US$6.1700	7,264,799	US$6.1700	4.95%	24.73%
7 trading days	US$6.1500	US$6.7700	36,308,606	US$6.4804	24.72%	17.66%
20 trading days	US$5.1300	US$7.2500	118,380,406	US$6.3331	80.59%	20.15%
30 trading days	US$5.1300	US$8.4700	178,549,674	US$6.5838	121.55%	20.26%
60 trading days	US$5.1300	US$12.1700	365,508,910	US$8.5670	248.83%	20.74%
90 trading days	US$5.1300	US$14.4500	881,383,864	US$10.5984	617.87%	34.33%
180 trading days	US$5.1300	US$20.6200	2,071,754,016	US$11.9476	1579.38%	43.87%
365 trading days	US$1.3700	US$29.9700	3,605,208,855	US$11.6746	3090.54%	42.34%
450 trading days	US$1.3700	US$29.9700	3,627,747,915	US$11.6245	3261.45%	36.24%
600 trading days	US$1.3700	US$29.9700	3,632,375,155	US$11.6227	3470.08%	28.92%

Source: S&P Capital IQ Pro and HNP analysis

Based on the QMP approach, we have assessed the fair value of one CRML share (on a minority basis) to be between US$4.3331 to US$8.3331 with a midpoint of US$6.3331 per share. The Share Scheme Consideration is assessed on a minority interest basis.

As discussed in Section 1.2, the exchange ratio applicable to the Share Scheme Consideration is determined by reference to CRML VWAP. Applying the VWAP range of US$4.3331 to US$8.3331 considered in our analysis above results in an implied exchange ratio of between 0.044 and 0.045 CRML shares for each European Lithium share. The corresponding value of the Share Scheme Consideration under the QMP methodology is presented below.

	Ref	Low	Midpoint	High
Market price per CRML share (QMP) - in US$	10.2.2	US$4.3331	US$6.3331	US$8.3331
Multiplied by Share Scheme Consideration ratio	1.2	0.045	0.045	0.044
Share Scheme consideration (US$)		US$0.1950	US$0.2850	US$0.3681
Exchange rate at valuation date (US$ per A$1)		US$0.7070	US$0.7070	US$0.7070
Share Scheme consideration (in A$)		**A$0.2758**	**A$0.4031**	**A$0.5206**

Source: HNP analysis

10.2.3 Sensitivity analysis on Share Scheme Consideration

Given that the exchange ratio used to determine the Share Scheme Consideration is dependent on CRML VWAP, we undertook a sensitivity analysis across CRML VWAP prices ranging from US$5.00 to US$16.00 per CRML share. We note that the Share Scheme Consideration is higher than our assessed fair value of a European Lithium share when the CRML VWAP is between approximately US$7.86 and US$8.81 per share.

11. VALUE PER COMBINED ENTITY SHARE AFTER THE SHARE SCHEME IMPLEMENTATION

Notwithstanding our adoption of the QMP methodology as the primary valuation methodology for determining the value of the Share Scheme Consideration, we have also assessed if there is value accretion for Shareholders by analysing the value of a share in the Combined Entity (on a minority basis) after the Share Scheme and comparing that with the fair value of one European Lithium share (on a control basis) before the Share Scheme.

11.1 Sum-of-parts methodology for the Combined Entity

We assessed the equity value of the Combined Entity using the sum-of-parts approach by aggregating the equity value of European Lithium, CRML's 92.5% ownership of the Tanbreez Project, CRML's 100% ownership of the Wolfsberg Project, along with the fair value of CRML's other assets and liabilities. HNP engaged the services of VRM to undertake an independent mineral asset valuation of CRML's projects.

The VRM Valuation Report was prepared in accordance with the guidelines of VALMIN Code (2015) that incorporates the JORC (2012) Code. It was not prepared in accordance with S-K 1300.

As the sum-of-parts approach assesses value on a controlling basis, a minority discount has been applied to the value per Combined Entity share. Minority interest discount is calculated as the inverse of the control premium.

Horizon Nexus Partners Modern.Different. | 40

Australian studies indicate that the premiums required to obtain control of companies range between 30% and 40%. We also analysed the control premiums paid by acquirers of global listed mining companies over the last five years. Based on our analysis, the average control premium paid by acquirers was approximately 35%. The minority discount, calculated based on control premiums, is in the range of 23% and 29%.

In addition to the dilutive impact of the Option Scheme, we have also considered the dilutive impact from European Lithium's remaining unlisted options and performance rights currently on issue (summarised in section 11.1.5) as these unlisted options and performance rights are expected to be exercised and/or cancelled which may result in the issue of CRML shares to these security holders.

Our estimated value per Combined Entity share after the Share Scheme implementation based on the sum-of-parts methodology is summarised as follows.

Value per Combined Entity share - after Share Scheme implementation (sum-of-parts)				
	Ref	Low	Preferred	High
Equity value of European Lithium - before Share Scheme implementation (controlling basis)	9.2	$763,427,523	$764,992,523	$766,565,023
Value of CRML's mineral assets	11.1.1	$87,632,500	$107,667,500	$129,095,000
Value of CRML's other assets and liabilities	11.1.2	$136,719,755	$136,719,755	$136,719,755
Elimination adjustment:				
European Lithium's loans receivables from CRML	11.1.3	($3,524,372)	($3,524,372)	($3,524,372)
CRML's loans payable to European Lithium	11.1.3	$3,519,092	$3,519,092	$3,519,092
Deferred tax liability adjustment upon combination of European Lithium and CRML	11.1.4	$33,935,743	$33,935,743	$33,935,743
Equity value of the Combined Entity - after Share Scheme implementation (controlling basis)		**$1,021,710,241**	**$1,043,310,241**	**$1,066,310,241**
Minority discount		29.00%	26.00%	23.00%
Equity value of the Combined Entity - after Schemes implementation (minority basis)		**$725,414,271**	**$772,049,579**	**$821,058,886**
Number of CRML shares				
Number of CRML shares before Share Scheme implementation (undiluted)	11.1.5	146,871,204	146,871,204	146,871,204
Share Scheme Consideration	11.1.5	77,689,109	77,689,109	76,251,431
Option Scheme Consideration	11.1.5	6,950,866	8,199,507	8,646,985
Number of CRML shares to be issued in exchange for unlisted options	11.1.5	75,034	84,716	87,794
Number of CRML shares to be issued in exchange for performance rights	11.1.5	4,050,000	4,050,000	3,975,053
Total number of CRML shares after implementation of the Schemes		**235,636,212**	**236,894,535**	**235,832,467**
Value per Combined Entity Share - after Schemes implementation (minority basis)		**$3.0785**	**$3.2590**	**$3.4815**

Source: HNP analysis

11.1.1 Value of the Mineral Assets of CRML

We engaged VRM to undertake an independent mineral asset valuation of the mineral assets of Lithium, which includes the mineral resource estimate ('MRE') of the Tanbreez Project, the MRE of the Wolfsberg Project and the exploration ground in the Tanbreez Project. VRM considered the following generally accepted valuation approaches outlined by the VALMIN Code (2015) as follows:

- Income-based approach;
- Market-based approach; and
- Cost-based approach.

VRM considered a range of valuation approaches appropriate depending on the stage of exploration or development of the projects. In selecting the most suitable methods, VRM assessed the stage at which the projects are currently at and the declared mineral resources or ore reserves.

Horizon Nexus Partners Modern.Different. | 41 Valuation of Wolfsberg Project The principal valuation techniques applied to value the MRE of the Wolfsberg Project were the Comparable Transaction Method and the Yardstick Valuation Method. VRM considered the Comparable Transaction Method to be the most robust approach, which it used as the primary valuation method whilst the Yardstick Valuation Method was used as a secondary valuation approach. A DCF approach was not considered appropriate for the Wolfsberg Project because there was not reasonable basis to support a life-of-mine model even though a DFS had been done by European Lithium in March 2023. We understand that, under the ownership of CRML, plans for the Wolfsberg Project to proceed with construction or production or both has not been made and the DFS is no longer current. Therefore, valuing it using a DCF approach would be highly speculative at this stage of project development. Besides this, we understand that the previous DFS, under the current lithium spot price (in particular Lithium Hydroxide Monohydrate ('LHM')), would be uneconomical. Given the prevailing LHM spot prices, VRM considered that updating the DFS financial model using current market assumptions would likely result in a negative NPV. VRM concluded that a DCF methodology was not appropriate for valuing the Wolfsberg Project under the VALMIN Code (2015) and adopted market-based valuation methodologies instead. For the project, VRM calculated a range of values using both methods, with the preferred value not necessarily representing the midpoint of the assessed low and high values. VRM selected the values from the Comparable Transaction Method as its valuation of the MRE of the Wolfsberg Project. Valuation of CRML's 92.5% interest in Tanbreez Project VRM used the PEM Method based on exploration expenditure as the primary valuation method in valuing the Tanbreez Project. The Comparable Transaction Approach and Yardstick Valuation Method were used as secondary valuation methodologies. VRM did not consider that the income-based approach (discounted cash flow valuation method) was appropriate due to concerns noted on the PEA completed in 2025 to evaluate the potential development of a mining and processing operation at the Tanbreez Project. The PEA was based on the 2016 Mineral Resource which estimated a project NPV of approximately US$2.7 billion over the life of mine. However, VRM reported concerns over the PEA including but not limited to the following: a) the notional mining reserve adopted in the PEA was not reported in accordance with the JORC Code (2012) or S-K 1300; b) the mine scheduling undertaken in the PEA was high level and did not provide the level of detail normally expected in a scoping study; c) lack of disclosure of sources or derivation for capital cost estimates; d) revenue projections assumed the production and sale of eudialyte, feldspar and arfvedsonite concentrates but the Company does not have the right to produce and sell feldspar and arfvedsonite concentrates under the terms of its current license; and e) it would not be reasonable to assume the capture of all the value of the concentrate constituents without incurring any operating costs, capital costs in the downstream processing. Accordingly, VRM did not consider the PEA to provide a sufficiently reliable basis for a DCF valuation and concluded that an income-based approach was not appropriate for the purpose of valuing the Tanbreez Project under the VALMIN Code (2015). VRM adopted the PEM Method as its primary valuation methodology. The PEM Method derives value from historical exploration expenditure, adjusted by a multiplier that reflects the effectiveness of past exploration activities and the potential for future resource discovery and development. Although the Comparable Transaction Method is commonly used where a JORC 2012-compliant Mineral Resource Estimate has been established, VRM considered the expenditure incurred to define and de-risk the mineral

Horizon Nexus Partners Modern.Different. | 42

resource to provide a more meaningful indication of value for the Tanbreez Project. Accordingly, VRM selected the PEM Method as its preferred valuation approach and used the Comparable Transaction Method and the Yardstick Valuation Method as its secondary valuation approach.

For each methodology, VRM provided a range of values with the preferred value not necessarily corresponding to the midpoint of the assessed valuation range.

Summary of mineral assets valuations of CRML

A summary of the valuation of mineral assets of CRML is shown below. Values are in millions of Australian Dollars.

CRML's estimated mineral resources value			
In A$ millions	**Low**	**Preferred**	**High**
Total value of the mineral resources for CRML	87.63	107.67	129.10

Source: VRM's Independent Technical Assessment & Valuation Report dated 24 August 2026

Breakdown of the values of each project are detailed in the following table.

VRM's valuation of CRML's Wolfsberg Project		Implied Value (A$M)		
In A$ millions	**Method**	**Low**	**Preferred**	**High**
Wolfsberg Project	Comparable Transaction (A$/t Li2O) (primary)	42.40	56.70	72.30
	Yardstick (secondary)	44.10	72.00	99.80
	Valuation (selected)	**42.40**	**56.70**	**72.30**

Source: VRM's Independent Technical Assessment & Valuation Report dated 24 August 2026

VRM's valuation of CRML's Tanbreez Project (92.5% interest)		Implied Value (A$M)		
In $A millions	**Method**	**Low**	**Preferred**	**High**
Tanbreez Project	PEM (primary)	45.23	50.97	56.80
	Comparable Transaction (A$/t TREO) (secondary)	21.92	29.23	36.54
	Yardstick (secondary)	20.91	31.45	41.90
	Valuation (selected)	**45.23**	**50.97**	**56.80**

Source: VRM's Independent Technical Assessment & Valuation Report dated 24 August 2026

A copy of the VRM Valuation Report is included in Appendix E of this Report. For the purposes of valuation of CRML, only 92.5% of the Tanbreez Project value has been considered, reflecting the CRML's 92.5% equity interest in the project. This is in addition to the value attributed to the Wolfsberg Project.

11.1.2 Value of CRML's other assets and liabilities

We adjusted the assets and liabilities of CRML to arrive at the value of other assets and liabilities that are to be added to the values of the mineral assets under the sum-of-parts approach. CRML's financial statements is denominated in U.S. dollars. We were provided with the Australian Dollar equivalent of the balance sheet. The value of CRML's other assets and liabilities are summarised below:

CRML's adjusted net assets		Original as at	A$ equivalent		
In A$	**Ref**	**31-Dec-25**	**31-Dec-25**	**Adjustments**	**Adjusted**
Current Assets					
Cash and cash equivalents	a)	80,923,699	120,907,962	82,279,991	203,187,953
Trade and Other Receivables		33,246	49,673	-	49,673
Prepaid expenses		8,269	12,355	-	12,355
Total current assets		**80,965,214**	**120,969,990**	**82,279,991**	**203,249,981**
Non-Current Assets					
Restricted cash		15,715,996	23,481,243	-	23,481,243
Property and plant and equipment, net		2,447	3,656	-	3,656
Inventory		15,800,000	23,606,753	-	23,606,753
Deferred exploration and evaluation expenditure	b)	40,399,990	60,361,557	(60,361,557)	-

Horizon Nexus Partners Modern.Different. | 43

CRML's adjusted net assets In A$	Ref	Original as at 31-Dec-25	A$ equivalent 31-Dec-25	Adjustments	Adjusted
Investment in equity-accounted joint venture	c)	114,046,056	170,396,020	(170,396,020)	-
Investment in equity-accounted associate	d)	351,748	525,546	10,458,688	10,984,234
Investments in Subsidiaries		-	-	-	-
Right of use asset		17,333	25,897	-	25,897
Total Non-Current Assets		**186,333,570**	**278,400,672**	**(220,298,889)**	**58,101,783**
Total Assets		**267,298,784**	**399,370,662**	**(138,018,898)**	**261,351,764**
Current Liabilities					
Trade and other payables	e)	24,367,006	36,406,703	(19,124,458)	17,282,245
Provisions		29,969	44,777	-	44,777
Right of Use Liability		12,453	18,606	-	18,606
Working capital advance from parent		2,355,328	3,519,092	-	3,519,092
Financial Liabilities (Warrants Liability)	e)	81,643,610	121,983,580	(40,639,474)	81,344,106
Total Current Liabilities		**108,408,366**	**161,972,758**	**(59,763,932)**	**102,208,826**
Non-Current Liabilities					
Offtake prepayment		15,000,000	22,411,475	-	22,411,475
Right of Use Liability		7,836	11,708	-	11,708
Total Non-Current Liabilities		**15,007,836**	**22,423,183**	**-**	**22,423,183**
TOTAL LIABILITIES		**123,416,202**	**184,395,941**	**(59,763,932)**	**124,632,009**
NET ASSETS		**143,882,582**	**214,974,721**	**(78,254,966)**	**136,719,755**

Source: CRML's 31-Dec-25 half-year financial report and HNP analysis

The table above should be read in conjunction with the following notes:

a) The adjustment to cash and cash equivalents of $82,279,991 reflects cash receipts and payments subsequent to 31 December 2025 associated with private investments in public equity transactions, the acquisition of 60° North Greenland ApS, and share issuances arising from stock-based compensation and warrant exercises, based on information provided by European Lithium management;

b) An independent valuation of the mineral assets was undertaken by VRM. Accordingly, the value of exploration and evaluation expenditure has been adjusted to reflect the fair value as determined by VRM;

c) Investment in equity-accounted joint venture represents CRML's 92.5% interest in Tanbreez Rare Earth Project. As an independent valuation of CRML's mineral assets was undertaken by VRM, including valuation of Tanbreez Rare Earth Project, the investment in equity-accounted joint venture has been adjusted to reflect the fair value as determined by VRM;

d) The adjustment to the investment in associate reflects the acquisition of 60° North Greenland ApS completed subsequent to 31 December 2025, based on information provided by European Lithium management; and

e) The adjustment to trade and other payables and warrant liabilities reflects shares issued subsequent to 31 December 2025 to settle warrant liabilities and vendor payables with GEM, based on information provided by European Lithium management.

11.1.3 Adjustment to eliminate intercompany balances

European Lithium's equity value includes loans receivable from CRML of $3,524,372, and CRML's other assets and liabilities include corresponding loans payable to European Lithium of US$2,355,328 (or AUD equivalent of $3,519,092). For the purposes of assessing the equity value of the Combined Entity, these intercompany balances have been eliminated.

Horizon Nexus Partners Modern.Different. | 44

11.1.4 Deferred tax liability adjustments

European Lithium's equity value includes deferred tax liability of $39,959,803 in relation to a temporary difference arising from the deconsolidation of CRML. The Company provided a pro-forma balance sheet containing an estimate of deferred tax liability to be $6,024,060. Accordingly, a net adjustment of $33,935,743 has been made to the deferred tax liability in determining the equity value of the Combined Entity.

11.1.5 Pro-forma shareholding of the Combined Entity

Management of European Lithium provided us with the pro-forma shareholding of the Combined Entity after the implementation of the Schemes, comprising the following:

- **CRML shares currently on issue** totalling 146,871,204 shares; plus
- **Share Scheme Consideration** of between 76,251,431 and 77,689,109, calculated based on outstanding European Lithium shares as at 19 August 2026 of 1,726,424,635 multiplied by the Share Scheme Consideration ratio of between 0.044 and 0.045; plus
- **Option Scheme Consideration** of between 6,950,866 and 8,646,985, calculated based on the outstanding European Lithium listed options as at 19 August 2026 of 242,327,782 multiplied by the Option Scheme Consideration ratio determined in section 13.2 of this Report, in accordance with the SID; plus
- **Number of CRML shares issued in exchange for unlisted options** of between 75,034 and 87,794, calculated based on the outstanding unlisted options as at 19 August 2026 of 2,348,711 multiplied by the Option Scheme Consideration ratio of between 0.0319 and 0.0374, determined in accordance with the Cashless Exercise Formula in the SID. Whilst the treatment for European Lithium's unlisted options is not subject of the Schemes, it is considered for the purpose of determining the value per Combined Entity share after the implementation of the Schemes; and
- **Number of CRML shares issued in exchange for performance rights** of between 3,975,053 and 4,050,000, calculated based on 90,000,000 total of Class 1 and Class 2 performance rights multiplied by the Share Scheme Consideration calculated in section 10.2.3 of this Report. The remaining 180,000,000 performance rights will be cancelled in exchange for issuance of CRML warrants. Whilst the treatment for European Lithium's Class 1 and 2 performance rights are not subject of the Schemes, it is considered for the purpose of determining the value per Combined Entity after the implementation of the Schemes.

Based on the above analysis, the total number of shares on issue in the Combined Entity following implementation of the Schemes is estimated to be 235,636,212, 236,894,535 and 235,832,467 under the low, preferred and high scenarios, respectively.

11.2 Assessment of the value per the Combined Entity after the Share Scheme Implementation

The following table summarises our assessment of the value of the Combined Entity after the implementation of the Share Scheme using the sum-of-parts approach:

Value per Combined Entity Share - after Share Scheme implementation			
In A$	**Low**	**Preferred**	**High**
Value per Combined Entity Share - after Share Scheme implementation (minority basis)	$3.0785	$3.2590	$3.4815

Source: HNP analysis

Therefore, we consider the value per Combined Entity share after the Schemes to be between $3.0785 and $3.4815 with a preferred value of $3.2590.

Considering all the warrants and other securities below, the fully diluted value per Combined Entity share after the Schemes is calculated to be between $2.6262 and $2.9704 with a preferred value of $2.7824.

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CRML's capital structure – other securities In units	As at 19-Aug-26
Listed warrants	7,660,775
Unlisted warrants (Feb-25 PIPE)	1,839,500
Unlisted warrants (Oct-25 PIPE)	10,590,000
Restricted Share Units (RSUs)	6,065,000
Premium vesting options	7,650,000
Earn out shares	6,778,838

Source: HNP analysis

11.3 Value of the Combined Entity compared against CRML share price post-announcement

An analysis of the VWAP of CRML shares over various periods up to one month following the announcement on 28 April 2026 as follows.

Period from 27-Apr-26	Share price Low	Share price High	Cumulative Volume Traded	VWAP	Shares traded as % of Capital	Shares traded % per week
1 trading days	US$14.4500	US$14.4500	46,383,879	US$14.4500	36.75%	183.73%
5 trading days	US$11.3800	US$14.4500	130,983,121	US$12.9097	101.44%	101.44%
7 trading days	US$11.3800	US$14.4500	175,364,181	US$12.9547	132.41%	94.58%
30 trading days	US$9.7400	US$14.4500	403,725,057	US$12.2138	286.22%	47.70%

Source: S&P Capital IQ Pro and HNP analysis

The closing share prices ranged between US$9.7400 and US$14.4500 in the one month following the announcement of the Schemes. Our valuation of CRML shares on the post-announcement market pricing, determined based on a range of VWAPs, was between US$12.2138 and US$12.9547 per share. At a currency conversion rate of US$0.7070 per Australian Dollar (on 19 August 2026), the equivalent values are between A$17.2755 and A$18.3235 per share.

We compared this value to the value per Combined Entity share using the sum-of-parts methodology and the current value per CRML share as follows.

In A$	Ref	Low	Preferred	High
Value per Combined Entity Share - after Share Scheme implementation (minority basis)	11.2	$3.0785	$3.2590	$3.4815
VWAP per CRML share (in A$ equivalent) – post announcement	11.3	$17.2755	$17.7995	$18.3235
VWAP per CRML share (in A$ equivalent) – as at 19 August 2026	11.3.2	$9.1661	$9.2392	$9.3123

Source: HNP analysis

We note that the value per Combined Entity share after Share Scheme using the sum-of-parts methodology is significantly lower than the traded share prices of CRML. The difference in values may be due to the following:

11.3.1 Difference in investors' perception of the value of the projects of European Lithium and CRML to the fundamental value of the projects as valued by VRM

Investor perceptions of the Company's lithium and rare earth projects may reflect differing views on the prospectivity of the tenements, outlook for commodity prices, and the potential returns that may be generated from those projects. It is also important to note that there is a difference between how the market values securities and valuations prepared under the principles and guidelines of the VALMIN (2015) and JORC (2012).

We observe, in particular, the Wolfsberg Project which was the subject of a DFS announced in March 2023, drew little market reaction, with European Lithium's share price remaining broadly stable following the announcement, even though the DFS announcement of the Wolfsberg Project estimated a potentially economically viable lithium project with a project NPV of approximately US$1.5 billion.

Following the transfer of the Wolfsberg Project to CRML at its inception in February 2024, CRML shares listed on NASDAQ at approximately US$15.50 per share, on approximately 79 million shares on issue, implying a market capitalisation of approximately US$1.2 billion. This valuation contrasts with European Lithium's market

Horizon Nexus Partners Modern.Different. | 46

capitalisation of approximately $140 million around the time when the DFS announcement was made or around $120 million on 28 February 2024.

The graph below compares the share price movements of European Lithium and CRML from October 2022, being the date on which European Lithium announced that it had entered into a business combination agreement with Sizzle for the formation of CRML, to the date of this Report.

Movement of share price over period – European Lithium and CRML


CRML Share Price (US$, Nasdaq)
European Lithium Share Price (A$, ASX)
$35.0000
$30.0000
$25.0000
$20.0000
$15.0000
$10.0000
$5.0000
-
$0.6000
$0.5000
$0.4000
$0.3000
$0.2000
$0.1000
-
8-Mar-23 Announcement of Wolfsberg Lithium Project's DFS, showing NPV of US$1.5 billion
28-Feb-24 CRML listed and commenced trading on Nasdaq
2-Oct-25 CRML and EUR acquired 100% controlling interest in Tanbreez Rare Earth Project
28-Apr-26 EUR to combine with CRML announcement
19-Dec-22
19-Feb-23
19-Apr-23
19-Jun-23
19-Aug-23
19-Oct-23
19-Dec-23
19-Feb-24
19-Apr-24
19-Jun-24
19-Aug-24
19-Oct-24
19-Dec-24
19-Feb-25
19-Apr-25
19-Jun-25
19-Aug-25
19-Oct-25
19-Dec-25
19-Feb-26
19-Apr-26
19-Jun-26
19-Aug-26
Day Close Price - CRML
Day Close Price - European Lithium

Source: S&P Capital IQ Pro and HNP analysis

As illustrated above, the announcement of the Wolfsberg Project DFS in March 2023 did not cause a material change in European Lithium's share price, whereas the transfer of the project to CRML coincided with a significantly higher market valuation. This difference in market pricing may indicate that investors of CRML attribute greater value to the Wolfsberg Project, potentially reflecting differences in investor base, market context, and expectations regarding development outcomes and future returns.

On 18 June 2024, CRML announced that it had made an initial investment of 5.55% of the Tanbreez Project and on 23 July 2024, CRML announced that it had increased its interest in the Tanbreez Project to 42%. Whilst its share price did not appear to move significantly on those two occasions, the market reacted more strongly when CRML announced in October 2025 that it would increase its ownership interest in the Tanbreez Project from 42% to 92.5%.

Our analysis above draws out some differences in how investors in different markets price the same assets particularly (as we observe differences in investor sentiments and investor perceptions) as well as a far deeper and more liquid market for CRML's shares compared to European Lithium's shares. CRML's listing on the NASDAQ provides access to a deeper institutional investor base, higher trading liquidity and greater analyst coverage which are more likely to support easier access to capital and potentially a higher market valuation.

11.3.2 <u>Differences in Market Characteristics and Investor Base</u>

Differences in the characteristics of the markets on which European Lithium and CRML are listed may contribute to differences in their respective share prices. European Lithium is listed on the ASX, whereas CRML is listed on NASDAQ, which has a broader and more diverse investor base and may exhibit greater liquidity.

As discussed in section 9.3, approximately 2.5% to 8.4% of European Lithium shares were traded over the 365-day period prior to the announcement of the Schemes. In contrast, CRML shares exhibited significantly higher levels of trading activity since its formation in February 2024, with weekly trading volumes ranging from about 17.66% to 43.87% of total shares on issue over the period to on or around the date of this Report, as summarised below.

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Period to 19-Aug-26	Share price Low	Share price High	Cumulative Volume Traded	VWAP	Shares traded as % of Capital	Shares traded % per week
1 trading days	US$6.1700	US$6.1700	7,264,799	US$6.1700	4.95%	24.73%
7 trading days	US$6.1500	US$6.7700	36,308,606	US$6.4804	24.72%	17.66%
20 trading days	US$5.1300	US$7.2500	118,380,406	US$6.3331	80.59%	20.15%
30 trading days	US$5.1300	US$8.4700	178,549,674	US$6.5838	121.55%	20.26%
60 trading days	US$5.1300	US$12.1700	365,508,910	US$8.5670	248.83%	20.74%
90 trading days	US$5.1300	US$14.4500	881,383,864	US$10.5984	617.87%	34.33%
180 trading days	US$5.1300	US$20.6200	2,071,754,016	US$11.9476	1579.38%	43.87%
365 trading days	US$1.3700	US$29.9700	3,605,208,855	US$11.6746	3090.54%	42.34%
450 trading days	US$1.3700	US$29.9700	3,627,747,915	US$11.6245	3261.45%	36.24%
600 trading days	US$1.3700	US$29.9700	3,632,375,155	US$11.6227	3470.08%	28.92%

Source: S&P Capital IQ Pro and HNP analysis

Our analysis above demonstrates the difference in the depth and liquidity of different markets. CRML's listing on the NASDAQ provides access to a deeper institutional investor base, higher trading liquidity and greater analyst coverage which are more likely to support easier access to capital and potentially a higher market valuation.

The valuation of similar assets in the Australian market may be influenced by different market conditions, investor preferences, and comparative benchmarks. Accordingly, the significantly higher CRML share price may, in part, reflect differences in investor base, liquidity, and market-specific valuation frameworks, rather than solely differences in the underlying fundamental value of the assets.

11.3.3 Investors' perceived values of CRML's projects may differ from the VRM's valuation due to differing valuation methods and investor's limited access to private and public information that VRM had access to

As discussed above, European Lithium announced in March 2023 that the Wolfsberg Project had an estimated net present value of approximately US$1.5 billion based on the life-of-mine model contained in the DFS. Following the transfer of the Wolfsberg Project to CRML upon its formation in February 2024, CRML shares listed on NASDAQ at a materially higher implied valuation compared to European Lithium's share price prior to the transfer.

As noted in the VRM Valuation Report, while the DCF methodology applied in the DFS may be used to revalue the Wolfsberg Project based on updated assumptions and prevailing market conditions, it is not considered appropriate for valuation purposes at the project's current stage due to the prevailing LHM spot prices, which would likely result in a negative NPV if DCF methodology is applied. However, VRM did not consider such an outcome to be representative of the project's underlying value, as changes in LHM prices could materially affect the project's economics. Accordingly, VRM had adopted the Comparable Transaction Method as its primary valuation approach. This valuation methodology provides a range of values that is materially lower than the value implied by the DFS.

Subsequently, CRML's strategic focus evolved to include the acquisition of the Tanbreez Project, with a reduced near-term emphasis on the development of the Wolfsberg Project. The market's pricing of CRML's shares may have also shifted to their perceived value of the Tanbreez Project.

Investors' perceived values of CRML's exploration projects may differ from the valuation opinion of VRM due to differing valuation methods and investor's limited access to information that VRM had access to.

11.4 Assessment of value accretion post Share Scheme

In assessing if there is value accretion for Shareholders after the Share Scheme, we compared the value of a share in the Combined Entity (on a minority basis) after the Share Scheme and comparing that with the fair value of one European Lithium share (on a control basis) before the Share Scheme.

Assessment of value accretion post Share Scheme In A$	Ref	Low	Preferred	High
Value per European Lithium share (sum-of-parts) - before Share Scheme implementation (controlling basis)	9.1	$0.4422	$0.4431	$0.4440
Value per Combined Entity share (sum-of-parts) - after Share Scheme implementation (minority basis)	11.2	$3.0785	$3.2590	$3.4815

Source: HNP analysis

Horizon Nexus Partners Modern.Different. | 48

This comparison shows that the value of a share in the Combined Entity (on a minority basis) after the Share Scheme is higher than the fair value of one European Lithium share (on a control basis) before the Share Scheme, showing that there is value accretion for Shareholders after the Share Scheme.

12. VALUE PER EUROPEAN LITHIUM LISTED OPTION BEFORE THE OPTION SCHEME IMPLEMENTATION

In determining the fair value of a European Lithium listed option, we have primarily relied on the Binomial Model to estimate the value of the listed option. We have also assessed the current market price of the listed option as a cross-check.

12.1 Value per European Lithium listed option

The value per European Lithium listed option before the implementation of the Option Scheme based on the Binomial Model is as below.

Value per European Lithium Listed Option				
In A$	**Ref**	**Low**	**Preferred**	**High**
Value per European Lithium listed option using Binomial Model	12.4	$0.2347	$0.2347	$0.2347

Source: HNP analysis

12.2 Binomial Model Pricing of European Lithium

We calculated the value per European Lithium listed option using a Binomial Model, which takes into account, as at valuation date, the exercise price and the expected life of the option, the current price of the underlying share and its expected volatility, expected dividends and the risk-free interest rate for the expected life of the option. The Binomial Model takes into account the listed options may be exercised at any time on or before the expiry date.

We have summarised below the key assumptions and inputs used to assess the value per listed option using the Binomial Model:

- **Valuation date** – 19 August 2026, being the date which is on or around the date of this Report.
- **Spot price** - $0.3250 or 32.5 cents, being the share price of European Lithium as at the valuation date of 19 August 2026.
- **Exercise price** - $0.1000 as per the terms of the European Lithium listed options.
- **Expiry date** – 30 April 2027 as per the terms of the listed options, which implies a remaining term of 0.70 years (or 8.4 months).
- **Volatility** - approximately 110% (estimated based on the Company's actual volatility over the relevant historical period after removing abnormal spikes in trading).
- **Risk free rate** - 4.62% per annum based on the continuously compounded yield on Australian Bank Accepted Bills/Negotiable Certificates of Deposit (as published on the Reserve Bank of Australia website) and the one-year Australian note yield as provided by Capital IQ, for a period comparable to the remaining term of the options. We assessed the 8.4-month discrete yield on by interpolating between the 6-month bills yields and 1-year government bond yields on 19 August 2026.
- **Dividend yield** – nil.

Based on the assumptions and inputs above, and using a Binomial Model, the value per European Lithium listed option is $0.2347.

12.3 Latest market price of European Lithium listed option

We also analysed the value per European Lithium listed option with reference to its latest market pricing information. In assessing the value of European Lithium listed options based on the latest market price, we have relied on our analysis of the 7-trading days and 30-trading day VWAPs of European Lithium listed options as at or

Horizon Nexus Partners Modern.Different. | 49

around the date of this Report, representing a range of values between $0.2029 to $0.2124, with a midpoint value of $0.2077.

12.4 Assessment of the value of European Lithium listed option

The table below summarises our assessment of the value per European Lithium listed option calculated using the Binomial Model as the primary approach and the value based on its latest observable market price as a secondary approach:

Value per European Lithium Listed Option In A$	Ref	Low	Mid-point	High
Value per European Lithium listed option using Binomial Model	12.2	$0.2347	$0.2347	$0.2347
Value per European Lithium listed option using latest market price	12.3	$0.2029	$0.2077	$0.2124

Source: HNP analysis

We note that the values estimated based on the latest market price is lower than the pricing under Binomial Model. The difference in values obtained from the two different approaches may be due to the following:

- difference in volatility assumptions made by option traders and what we have used in the Binomial Model; and
- the market for the trading of European Lithium's listed options is not particularly liquid and so its traded market price may or may not fully reflect the value of the listed options.

Considering all the above, we have relied on the value calculated from the Binomial Model to conclude on the fair value of one European Lithium listed option.

13. VALUE OF OPTION SCHEME CONSIDERATION PER EUROPEAN LITHIUM LISTED OPTION

As set out in the SID, under the Option Scheme, holders of European Lithium listed options at the Record Date will be entitled to receive CRML securities, calculated by reference to the in-the-money value of their options (Option Scheme Consideration). The number of CRML securities to be issued to holders of European Lithium listed options is determined in accordance with the formula specified in the SID.

As European Lithium will combine with CRML following implementation of the Schemes, holders of European Lithium listed options will instead receive shares in the Combined Entity as consideration, the value of which is assessed in Section 10 of this Report.

As a cross-check, we have compared the value of the Option Scheme Consideration with the value that Option Holders may realise if they elect to exercise their listed options and receive European Lithium shares and subsequently receive the Share Scheme Consideration following implementation of the Share Scheme.

13.1 Value of Option Scheme Consideration per European Lithium Listed Option

The value of consideration to be received per European Lithium listed option held by Option Holders is as below.

Value of Option Scheme Consideration In A$	Ref	Low	Preferred	High
Value of Option Scheme Consideration per European Lithium listed option	13.3	$0.1758	$0.3031	$0.4206

Source: HNP analysis

13.2 Number of Combined Entity securities to be received per listed option held by the Option Holders

The SID specifies that the number of Option Scheme Consideration securities to be issued per listed option is calculated as the applicable Share Scheme transaction ratio less the exercise price per European Lithium listed option of $0.10 converted to USD at the applicable exchange rate, divided by the 20-day VWAP of CRML shares on NASDAQ. Applying an exchange rate of A$1 = US$0.7070 as at the date of this Report, the USD equivalent of the exercise price of European Lithium is US$0.0707.

Based on the above, the number of Combined Entity securities to be received per European Lithium listed option is summarised below.

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Option Scheme - as at 19 August 2026 In A$	Ref	Low	Preferred	High
No of European Lithium listed options outstanding	5.10.4	242,327,782	242,327,782	242,327,782
Share Scheme Transaction ratio	10.2.3	0.045	0.045	0.044
Exercise price per European Lithium listed option (in US$)		US$0.0707	US$0.0707	US$0.0707
CRML 20-day VWAP (latest) (in US$)	10.2.2, 10.2.3	US$4.3331	US$6.3331	US$8.3331
No of CRML shares to be issued for each European Lithium listed option		0.0287	0.0338	0.0357

Source: HNP analysis

13.3 Value of Option Scheme Consideration

The value of the Option Scheme Consideration per European Lithium listed option, calculated with reference to the value per Combined Entity share on a minority basis and the number of Combined Entity securities to be received per listed option, is summarised below.

In A$	Ref	Low	Preferred	High
Market price per CRML share (QMP) - in US$	10.2.2, 10.2.3, 13.2	US$4.3331	US$6.3331	US$8.3331
No of CRML shares to be issued for each European Lithium listed option	13.2	0.0287	0.0338	0.0357
Option Scheme consideration (US$)		US$0.1243	US$0.2143	US$0.2974
Exchange rate at valuation date		US$0.7070	US$0.7070	US$0.7070
Value of Option Scheme Consideration per European Lithium listed option (in A$)		**A$0.1758**	**A$0.3031**	**A$0.4206**

Source: HNP analysis

Therefore, we consider the value of Option Scheme Consideration per European Lithium listed option to be between $0.1758 and $0.4206 with a preferred value of $0.3031.

13.3.1 Sensitivity analysis on Option Scheme Consideration

Given that the exchange ratio used to determine the Option Scheme Consideration is dependent on CRML VWAP, we undertook a sensitivity analysis across CRML VWAP prices ranging from US$5.00 to US$16.00 per CRML share. We note that the Option Scheme Consideration is higher than our assessed fair value of a European Lithium listed option when the CRML VWAP is approximately above US$5.26 per share.

13.4 Value to Option Holders if they elect to exercise the listed options

As a cross-check, we have analysed the value that Option Holders may realise if they elect to exercise their listed options and receive European Lithium shares; and subsequently receive the Share Scheme Consideration following implementation of the Share Scheme. This value has been compared with the value of the Option Scheme Consideration to assess the relative outcomes available to Option Holders under each alternative.

Our estimated value that Option Holders may realise if they elect to exercise their listed options and receive European Lithium shares; and subsequently receive the Share Scheme Consideration is summarised as follows.

Value of exercising the option now and getting European Lithium shares before implementation of the Schemes	Ref	Low	Preferred	High
No of European Lithium listed options outstanding	13.2	242,327,782	242,327,782	242,327,782
No of CRML shares received per European Lithium shares	13.2	0.0450	0.0450	0.0442
Exercise price per European Lithium listed option outstanding	13.2	$0.100	$0.100	$0.100
No of CRML shares to be received as consideration		10,904,750	10,904,750	10,702,952
Value per CRML shares (VWAP) (in A$ equivalent, translated at A$1 = US$0.7070)	13.2	$6.1289	$8.9577	$11.7866
Value of Option Scheme Consideration (in A$)		$66,833,617	$97,681,566	$126,151,010
Less: cash outlay for exercise of option		($24,232,778)	($24,232,778)	($24,232,778)
Net value of listed options upon exercise		**$42,600,839**	**$73,448,788**	**$101,918,232**
Net value of per listed option exercised		**$0.1758**	**$0.3031**	**$0.4206**

Source: HNP analysis

Horizon Nexus Partners Modern.Different. | 51

The above analysis shows that if Option Holders elect to exercise their listed options prior to implementation of the Schemes, the range of values realised is consistent with the values of Option Scheme Consideration determined in section 13.3.

14. ASSESSMENT OF FAIRNESS OF THE SHARE SCHEME

In determining whether or not the Share Scheme is fair to Shareholders, we compared the value per European Lithium share on a control basis prior to implementation of the Share Scheme with the value of the Share Scheme Consideration. This comparison is summarised below.

Assessment of Fairness of the Share Scheme				
In A$	**Ref**	**Low**	**Preferred**	**High**
Value per European Lithium share (sum-of-parts) - before Share Scheme implementation (controlling basis)	9.1	$0.4422	$0.4431	$0.4440
Value of Share Scheme Consideration (minority basis)	10.1	$0.2758	$0.4031	$0.5206

Source: HNP analysis


Assessment of Fairness of the Share Scheme
$0.4431
Value per European Lithium Share (sum-of-parts) - before Share Scheme implementation (controlling basis)
$0.4031
Value of Share Scheme Consideration (minority basis)
$0.2000
$0.3000
$0.4000
$0.5000
$0.6000
$0.7000

Source: HNP analysis

The analysis shows that although the value per Share Scheme Consideration is within the range of the assessed value per European Lithium share on a control basis, the preferred value of the Share Scheme Consideration is below our assessed preferred value per European Lithium share on a control basis. Accordingly, **we have concluded that the Share Scheme is not fair to Shareholders.**

Our analysis further indicates that, for the Share Scheme to be fair to Shareholders, the 20-day VWAP of CRML shares, which determines the applicable exchange ratio, would need to be between approximately US$7.86 and US$8.81 per share.

15. ASSESSMENT OF FAIRNESS OF THE OPTION SCHEME

In determining whether or not the Option Scheme is fair to Option Holders, we compared the value per European Lithium listed option with the value of the Option Scheme Consideration. This comparison is summarised below.

Assessment of Fairness of the Option Scheme				
In A$	**Ref**	**Low**	**Preferred**	**High**
Fair value per European Lithium listed option	12.1	$0.2347	$0.2347	$0.2347
Fair value of the Option Scheme Consideration per listed option	13.1	$0.1758	$0.3031	$0.4206

Source: HNP analysis

Horizon Nexus Partners Modern.Different. | 52 Assessment of Fairness of the Option Scheme Source: HNP analysis The analysis shows that the range of values of the Option Scheme Consideration is within our assessed fair value per European Lithium listed option. The preferred value of the Option Scheme Consideration is also higher than our assessed preferred value of a European Lithium listed option. Therefore, we have concluded that the Option Scheme is fair to Option Holders. 16. ASSESSMENT OF REASONABLENESS OF THE SCHEMES 16.1 Approach to assessing Reasonableness In accordance with RG 111, an offer is reasonable if it is fair. As set out above, the Option Scheme is fair. Since the Option Scheme is fair, the Option Scheme is reasonable. Although the Share Scheme is not fair, we have considered if the Share Scheme is reasonable before concluding if the Share Scheme is in the best interests of Shareholders. In forming our conclusions in this Report, we have considered the advantages and disadvantages of the Schemes, as well as the consequences of Shareholders not approving the Share Scheme and the Option Holders not approving the Option Scheme. 16.2 Advantages of the Schemes We consider the following advantages for Shareholders to approve the Share Scheme and the Option Holders to approve the Option Scheme. 16.2.1 Share Scheme - Potential to enhance liquidity, market profile and market valuation If the Share Scheme is implemented, shareholders of European Lithium will receive shares in the larger combined CRML entity that is already listed on the NASDAQ. This will provide Shareholders with exposure to a larger and more liquid equity market than the ASX, together with access to a broader institutional and international investor base. The NASDAQ listing may also increase the visibility of the Combined Entity within global capital markets and support increased research and analyst coverage. Greater market visibility and investor participation may contribute to improved price discovery, support easier access to capital and potentially a higher market valuation. 16.2.2 Share Scheme - Potential access to broader capital markets and funding alternatives The Share Scheme, if implemented, enables Shareholders to 'exchange' their shares in European Lithium for shares in CRML, which by virtue of its listing on the NASDAQ, has access to the US and international capital markets. This allows Shareholders to benefit from access to a broader range of potential funding sources and investors that may otherwise not be available to European Lithium on a standalone basis. $0.2347 $0.3031

Horizon Nexus Partners Modern.Different. | 53 The development of European Lithium's projects is expected to require substantial future funding. As part of a larger NASDAQ-listed group with a broader asset portfolio and increased market profile, the Combined Entity may be better positioned to access equity capital and potentially attract a wider range of strategic, institutional and international investors to support the funding and development of its projects. 16.2.3 Share Scheme – Increased scale, diversification and funding capacity to advance projects The Combined Entity is expected to bring increased scale, diversification and funding capacity as Shareholders gain direct interest in a larger and more diversified business with a broader shareholder base and increased international profile. The greater scale may enhance strategic opportunities available to the Combined Entity, increase resilience and funding capacity as well as improve operational flexibility that may not have been available to European Lithium previously as a standalone ASX-listed entity. The increased scale of the Combined Entity may provide a stronger platform from which to advance and develop its key assets, including the Wolfsberg Project and the Tanbreez Project. The combination of these assets within a larger critical minerals company may enhance operational flexibility and expand the strategic options available to management in prioritising development activities across the portfolio. In addition, the Combined Entity is expected to have a broader international profile and greater scale than European Lithium on a standalone basis. These characteristics may enhance the resilience of the business and provide greater flexibility in responding to changing market conditions and pursuing strategic opportunities. 16.2.4 Share Scheme - Direct ownership of CRML shares while retaining exposure to the Combined Entity The Share Scheme, if implemented, will allow Shareholders to hold shares directly in CRML through the Combined Entity instead of an indirect exposure to CRML through European Lithium's investment in CRML. This may provide greater transparency, flexibility and control over their investment exposure, as shareholders will be able to manage their holdings in CRML directly. 16.2.5 Share Scheme - Consolidate the ownership of the Tanbreez Project currently held by European Lithium and CRML As at the date of this Report, European Lithium holds 7.5% interest in the Tanbreez Project, with the remaining 92.5% interest held by CRML. The Schemes, if implemented, will result in the combination of European Lithium and CRML, such that the Combined Entity will hold a 100% interest in the Tanbreez Project. This consolidation of ownership removes the complexities associated with minority interests, including potential misalignment in strategic objectives, funding requirements and development timelines. Full ownership provides the Combined Entity with sole discretion over project development decisions, capital allocation and operational strategy, which may facilitate a more efficient and coordinated pathway towards development. It may also enhance the attractiveness of the project to potential financiers and strategic partners by simplifying the ownership structure. 16.2.6 The Option Scheme is fair As assessed in section 15 above, we have concluded that the Option Scheme is fair to Option Holders. Therefore, in accordance with RG 111, since the Option Scheme is fair, the Option Scheme is reasonable. 16.2.7 Option Scheme - Provides an opportunity for Option Holders to exercise their options with no cash outlay The Option Scheme, if implemented, provides listed Option Holders of European Lithium with the ability to realise value for their options on a cashless basis. Under the Option Scheme, in-the-money options will be automatically exercised and converted into CRML shares based on their intrinsic value, without requiring payment of the applicable exercise price. This mechanism enables Option Holders to crystallise the economic value of their options immediately while avoiding the need to fund the exercise price. As a result, Option Holders are able to participate in the Scheme consideration without additional cash outlay.

Horizon Nexus Partners Modern.Different. | 54 16.2.8 Option Scheme – Enables Option Holders to participate in the same benefits as Shareholders under the Share Scheme Under the Option Scheme, Option Holders will receive CRML shares which enables them to obtain the same benefits as Shareholders under the Share Scheme as explained above: • potential to enhance liquidity, market profile and market valuation for their shares • own shares in NASDAQ-listed CRML that has access to US and global capital markets that can facilitate the funding of European Lithium's projects, which European Lithium would otherwise not have access to • bring increased scale, diversification and funding capacity to advance projects • direct ownership of CRML shares while retaining exposure to the Combined Entity • benefits of the consolidation of ownership of the Tanbreez Project; and • simplification of the corporate structure over time. 16.3 Disadvantages of the Schemes We consider the following disadvantages of Shareholders approving the Share Scheme and Option Holders approving the Option Scheme. 16.3.1 The Share Scheme is not fair As assessed in section 14 above, we have concluded that the Share Scheme is not fair to Shareholders. However, we have also concluded that, since the value of the Combined Entity after the Schemes' implementation (on a minority basis) is higher than the value of a European Lithium share before the implementation of the Schemes, the Share Scheme is value accretive for Shareholders as analysed in section 11 above. 16.3.2 Share Scheme - Holding shares on a foreign exchange may not suit the risk preference of Shareholders Following implementation of the Schemes, European Lithium will be delisted from the ASX and its shareholders will instead hold shares in CRML, which are listed on NASDAQ. As a result, shareholders will no longer be able to trade their investment on the ASX and will be exposed to trading on a foreign exchange. This may result in additional layers of market and currency risk, which may increase the volatility of returns and the uncertainty of realised value for Shareholders. This may also give rise to other tax implications for Australian resident shareholders so Shareholders will need to seek individual tax advice for their individual circumstances. This change in risk exposure may not suit the risk preference of Shareholders. 16.3.3 Share Scheme – Holding shares on a foreign exchange is expected to increase complexity for Shareholders Holding a share that is listed on the NASDAQ may result in additional complexity for certain shareholders, including differences in trading systems, regulatory requirements, time zones, and potential foreign exchange exposure. In particular, Australian resident shareholders may incur additional costs or administrative requirements when trading shares on the NASDAQ. They may also be exposed to fluctuations in the AUD/USD exchange rate when trading in their shares and realising the value of their investment. In particular, CRML will be subject to United States securities laws and reporting requirements, which differ from the Australian regulatory framework. While the United States regime provides investor protections, it differs in areas such as continuous disclosure obligations, takeover regulation and shareholder approval requirements. As a result, Shareholders may experience differences in the nature and extent of regulatory protections, disclosure practices and governance standards applicable to their investment. The transition may also introduce additional administrative considerations, including differences in trading arrangements, settlement processes and custodial requirements, particularly where securities are held or traded on foreign markets.

Horizon Nexus Partners Modern.Different. | 55 In addition, CRML does not operate under the Australian dividend imputation system. This may give rise to tax implications for Australian resident shareholders so Shareholders will need to seek individual tax advice for their individual circumstances. 16.3.4 Share Scheme - Shareholders and Option Holders receiving CRML shares will be exposed to market and foreign exchange risk The Share Scheme, if implemented, will result in Shareholders receiving shares in CRML which are traded in United States Dollars, and consequently, will be subject to fluctuations in the AUD/USD exchange rate when trading in their shares and realising the value of their investment. Accordingly, the value realised by Shareholders on their CRML shares may be dependent on not only share price volatility in CRML but also on changes in currency exchange rates. A depreciation in the CRML share price or an appreciation of the Australian Dollar relative to the United States dollar may reduce the value of their investment when expressed in Australian Dollar terms. The Schemes therefore introduce additional layers of market and currency risk, which may increase the volatility of returns and the uncertainty of realised value for Shareholders. 16.3.5 Share Scheme - Shareholders will have their holdings diluted and hold minority interest in the Combined Entity Following implementation of the Share Scheme, Shareholders will hold an approximate 32% interest in the Combined Entity (undiluted basis) and will therefore be minority shareholders. They will transition from holding a controlling interest in a standalone entity to a minority position in a larger Combined Entity, which may reduce their ability to influence outcomes and protect their interests. 16.3.6 Share Scheme – No guarantee that the Combined Entity's shares will increase in liquidity due to the expanded share capital following the implementation of the Schemes While the Share Scheme, if implemented, is expected to result in an enlarged Combined Entity with a broader shareholder base and increased number of shares on issue, there is no assurance that this will translate into improved trading liquidity for CRML shares. Market liquidity is influenced by a range of factors beyond share capital, including investor demand, market conditions, research coverage and overall market sentiment towards the sector. Accordingly, despite the increased scale of the Combined Entity, there is a risk that trading volumes may not increase to the extent anticipated. In addition, if CRML does not achieve or maintain sufficient investor interest, particularly among institutional investors, the expected benefits of a broader shareholder base and enhanced market profile may not be realised. 16.3.7 Option Scheme – Option Holders will lose optionality inherent in their listed options Under the Option Scheme, Option Holders will have their options exercised and converted into CRML shares based on their intrinsic value at or around the implementation date. As a result, the value of these options is effectively crystallised at a point in time by reference to the prevailing 20-day VWAP of CRML share. The Option Scheme implicitly forces the immediate exercise of their options. Accordingly, Option Holders will no longer retain the benefit of the optionality inherent in holding options, including the ability to defer exercise and benefit from future increases in the share price of the underlying entity. There may also be tax implications as a result of the Option Scheme for Australian residential option holders to Option Holders will need to seek individual tax advice for their individual circumstances. 16.3.8 Option Scheme – Potential change in risk profile and preferences of Option Holders The Option Scheme implicitly forces the immediate exercise of their options and Option Holders will receive CRML shares in exchange. This may change the risk profile and preferences of Option Holders who may not wish to own

Horizon Nexus Partners Modern.Different. | 56 shares in CRML. Therefore, the implementation of the Option Scheme may not suit the risk preferences of Option Holders. 16.4 Consequences of not approving the Schemes Management of European Lithium has advised us that there are currently no superior offers to the Share Scheme and Option Scheme other than the status quo. We note that, in the event that either or both of the Share Scheme and Option Scheme are not passed, neither of the Share Scheme and Option Scheme will take effect and other matters contemplated by the Scheme Booklet will not be completed pursuant to the Scheme Booklet. If the Schemes are not implemented, then in certain circumstances, a reimbursement fee or reverse reimbursement fee of $12 million may become payable by either European Lithium or CRML to the other. The termination events giving rise to an obligation to pay the reimbursement fee or reverse reimbursement fee are set out in further detail in the Scheme Booklet. We consider the following consequences if the Schemes are not implemented: • If the Schemes are not implemented, then in certain circumstances, a reimbursement fee or reverse reimbursement fee of $12 million may become payable by either European Lithium or CRML to the other. The termination events giving rise to an obligation to pay the reimbursement fee or reverse reimbursement fee are set out in further detail in the Scheme Booklet; • Shareholders and Option Holders of European Lithium will continue to remain as Shareholders and Option Holders of European Lithium and European Lithium and CRML will continue to operate as separate group of entities; and • As per the Scheme Booklet, European Lithium expects that if the Schemes are not implemented, it will need to raise additional funds to provide working capital and to fund its ongoing activities and commitments, including its recent binding agreement to acquire 100% of Velta Holding as announced on 27 January 2026. After taking into account other significant factors, and in the absence of a superior offer, we have concluded that the Schemes are reasonable. 17. OPINION In our opinion, while the Share Scheme is not fair, after having considered the advantages and disadvantages of the Share Scheme, and the absence of a superior offer, we consider the Share Scheme to be reasonable and therefore in the best interests of Shareholders. In our opinion, the Option Scheme is fair and reasonable. As the Option Scheme is fair and reasonable, it is in the best interests of Option Holders, in the absence of a superior offer. The ultimate decision on whether to approve the Schemes should be based on each security holder's own assessment of their circumstances. We strongly recommend that security holders consult their own professional advisers, carefully read all relevant documentation provided, including the Scheme Booklet, and consider their own specific circumstances before voting in favour or against the Schemes.

Horizon Nexus Partners Modern.Different. | 57 APPENDIX A – GLOSSARY Term Definition $ or A$ or AUD Australian Dollar A$m Millions of Australian Dollars AFCA Australian Financial Complaints Authority AFSL Australian Financial Services Licence APES 225 Accounting Professional & Ethical Standards Board professional standard APES 225 'Valuation Services' ASIC Australia Securities and Investment Commission ASX Australian Securities Exchange Austrian Lithium Project European Lithium's Bretstein-Lachtal Project, Klementkogel Project, and the Wildbachgraben Project Balance Sheet Statements of financial position BMW Bayerische Motoren Werkte Aktiengesellschaft Combined Entity The combined entity of European Lithium and CRML following the implementation of the Schemes Company or Client European Lithium Limited (ACN 141 450 624) Comparable Transaction Method Comparable transaction method using a resource multiplier Corporations Act Corporations Act 2001 (Cth) Corporations Regulations Corporations Regulations 2001 CRML Critical Metals Corp DCF Discounted cash flow DFS Definitive feasibility study ECDZ East Carlow Deformation Zone European Lithium European Lithium Limited (ACN 141 450 624) EV Electric vehicle FSG Financial Services Guide FY2023 The financial year ended 30 June 2023 FY2024 The financial year ended 30 June 2024 FY2025 The financial year ended 30 June 2025 Geoscientific Method Geoscientific (Kilburn) Method that evaluates the mineral assets by combining base acquisition costs with ranking criteria that reflect geological prospectivity, exploration results, and proximity to known mineralisation. Adjustments for locational and market factors are also incorporated to reflect current market conditions HNP Horizon Nexus Partners Securities Pty Ltd (AFSL 289358) HNP entities Related entities within the HNP Group HNP Group Horizon Nexus Partners (WA) Pty Ltd group entities HREE Heavy rare earth elements HY2026 Half year ended 31 December 2025 JORC Code (2012) or JORC 2012 Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves – 2012 Edition JV Joint venture LCT Lithium, cesium and tantalum LHM Lithium hydroxide monohydrate LiOH Lithium hydroxide MRE Mineral resources estimate NdPr Neodymium-praseodymium NPV Net present value Option Holders The holders of listed options of European Lithium Limited

Horizon Nexus Partners Modern.Different. | 58 Term Definition Option Scheme The scheme of arrangement under Part 5.1 of the Corporations Act between European Lithium and its listed Option Holders under which the listed Option Holders will receive the Option Scheme Consideration Option Scheme Consideration CRML shares reflecting the in-the-money value of European Lithium listed options issued on a cashless exercise basis PEA Preliminary Economic Assessment PEM Method Prospectivity enhancement multiplier method QMP Quoted market price Record Date Record date to be determined under the SID REE Rare earth elements Report This Independent Expert's Report RG 60 ASIC Regulatory Guide 60: Schemes of arrangement RG 111 ASIC Regulatory Guide 111: Content of expert reports RG 112 ASIC Regulatory Guide 112: Independence of experts RSU Restricted Stock Units SID Scheme Implementation Deed between European Lithium Limited and Critical Metals Corp Scheme Booklet or Document This Scheme Booklet to be sent to Shareholders and listed Option Holders of European Lithium in September 2026 Schemes The Share Scheme and Option Scheme Share Scheme The scheme of arrangement under Part 5.1 of the Corporations Act between European Lithium and its shareholders under which the shareholders will receive the Share Scheme Consideration Share Scheme Consideration Scrip consideration comprising between 0.025 and 0.045 CRML shares for each European Lithium share held, with the applicable exchange ratio determined by reference to the average daily VWAP of CRML shares traded on NASDAQ over the 20 business day period ending on (and including) the day that is two business days before the Share Scheme Meeting Share Scheme VWAP Average daily volume weighted average price of CRML shares traded on NASDAQ over the 20 business day period ending on the day that is two business days before the Share Scheme Meeting Shareholders The shareholders of European Lithium Limited S-K 1300 US Securities Exchange Commissions Regulation S-K 1300 Tanbreez Tanbreez Mining Greenland A/S Tanbreez Project Tanbreez Rare Earth Project in Greenland the Report or this Report Independent Expert's Report US$ or USD United States Dollar us, our or we Horizon Nexus Partners Securities Pty Ltd (AFSL 289358) VALMIN Code (2015) Code and Guidelines for Assessment and Valuation of Mineral Assets and Mineral Securities for Independent Expert Reports 2015 Edition VRM Valuation and Resource Management Pty Ltd (ACN: 632 859 780) VRM Valuation Report VRM's Independent Technical Assessment & Valuation Report dated 24 August 2026 VWAP(s) Volume weighted average price of shares Wolfsberg Project Wolfsberg Lithium Project in Austria Yardstick Valuation Method Valuation method based on a rule of thumb as supported by a large database of transactions where resources and reserves at various degrees of confidence are multiplied by a percentage of the spot commodity price

Horizon Nexus Partners Modern.Different. | 59 APPENDIX B – SOURCES OF INFORMATION This Report has been based on the following information: • Audited financial statements of European Lithium Limited for the years ended 30 June 2023, 30 June 2024 and 30 June 2025; • Reviewed financial statements of European Lithium Limited for the half year ended 31 December 2025; • Unaudited financial statements of Critical Metals Corp for the half year ended 31 December 2025; • European Lithium Limited's top 20 shareholders register, top 20 listed options register and shareholder range report as at 19 August 2026; • CRML's summary of shareholding as at 19 August 2026; • Workbook of pro-forma balance sheet of the Combined Entity, provided via email on 24 June 2026; • Workbook of the pro-forma shareholding of the Combined Entity, provided via email on 23 June 2026; • The Scheme Implementation Deed dated 19 May 2026 between European Lithium Limited and Critical Metals Corp, First Deed of Amendment and Restatement dated 3 July 2026 and the Second Deed of Amendment and Restatement dated 19 August 2026; • Draft Scheme Booklet; • Independent Mineral Asset Valuation Report dated 24 August 2026 prepared by Valuation and Resource Management Pty Ltd; • Subscription based data from S&P Capital IQ; • IBISWorld's Lithium and Other Non-Metallic Mineral Mining in Australia Industry Report dated May 2025; • Publicly available information; and • Discussions with directors and/or management of European Lithium Limited.

Horizon Nexus Partners Modern.Different. | 60 APPENDIX C – STATEMENT OF DECLARATION & QUALIFICATIONS Confirmation of Independence Prior to accepting this engagement Horizon Nexus Partners Securities Pty Ltd ('HNP') determined its independence with respect to European Lithium Limited and Critical Metals Corp with reference to ASIC Regulatory Guide 112: Independence of experts ('RG 112'). HNP considers that it meets the requirements of RG 112 and that it is independent of European Lithium Limited and Critical Metals Corp. Also, in accordance with s648(2) of the Corporations Act we confirm we are not aware of any business relationship or financial interest of a material nature with European Lithium Limited and Critical Metals Corp, their related parties or associates that would compromise our impartiality. Evelyn Tan and Muranda Cornelius, both Directors and Representatives of HNP, have prepared this Report. Neither they nor any related entities of HNP have any interest in the promotion of the Schemes nor will HNP receive any benefits, other than normal professional fees, directly or indirectly, for or in connection with the preparation of this Report. Our fee is not contingent upon the success or failure of the Schemes, and has been calculated with reference to time spent on the engagement at normal professional fee rates for work of this type. Accordingly, HNP does not have any pecuniary interests that could reasonably be regarded as being capable of affecting our ability to give an unbiased opinion under this engagement. HNP provided a draft copy of this Report to the Directors and management of European Lithium Limited for their comment as to factual accuracy, as opposed to opinions, which are the responsibility of HNP alone. Changes made to this Report, as a result of the review by the Directors and management of European Lithium Limited, have not changed the methodology or conclusions reached by HNP. Qualifications HNP carries on business at Level 4, 88 William Street, Perth WA 6000. HNP holds Australian Financial Services Licence No 289358 authorising it to provide financial product advice on securities to retail clients. HNP's directors and representatives are therefore qualified to provide this Report. The persons specifically involved in preparing and reviewing this Report were Evelyn Tan and Muranda Cornelius, both of whom are Directors of HNP. Evelyn Tan is a CFA® Charterholder, a member of the CFA Institute and a member of the CFA Society Perth. She is also an affiliate member of Chartered Accountants Australia and New Zealand. Evelyn holds a Master of Applied Finance from the University of Melbourne and has over 20 years of combined professional experience in the fields of corporate finance and banking in Australia and Singapore. Muranda Cornelius is a member of Chartered Accountants Australia and New Zealand as well as the South African Institute of Chartered Accountants. She is also a Registered Company Auditor. Consent and Disclaimers The preparation of this Report has been undertaken at the request of the Directors of European Lithium Limited. It also has regard to relevant ASIC Regulatory Guides. It is not intended that this Report should be used for any other purpose than to accompany the Scheme Booklet to be sent to European Lithium Limited Shareholders and Option Holders. In particular, it is not intended that this Report should be used for any purpose other than as an expression of HNP's opinion as to whether or not the Schemes are fair and reasonable and in the best interests of European Lithium Limited's Shareholders and Option Holders. HNP consent to the issue of this Report in the form and context in which it is included in the Scheme Booklet to be sent to European Lithium Limited's Shareholders and Option Holders. Shareholders and Option Holders should read all documents issued by European Lithium Limited that consider the Schemes in their entirety, prior to proceeding with a decision. HNP had no involvement in the preparation of these documents, with the exception of this Report.

Horizon Nexus Partners Modern.Different. | 61 This Report has been prepared specifically for the Shareholders and Option Holders of European Lithium Limited. Neither HNP, nor any member or employee thereof undertakes responsibility to any person, other than a Shareholder or Option Holder of European Lithium Limited, in respect of this Report, including any errors or omissions howsoever caused. This Report is 'General Advice' and does not take into account any person's particular investment objectives, financial situation and particular needs. Before making an investment decision based on this advice, you should consider, with or without the assistance of a securities advisor, whether it is appropriate to your particular investment needs, objectives and financial circumstances. APES 225 This Report has been prepared in accordance with APES 225 Valuation Services.

Horizon Nexus Partners Modern.Different. | 62 APPENDIX D – VALUATION METHODOLOGIES In preparing this Report we have considered valuation methods commonly used in practice and those recommended by RG 111. These methods include: • the discounted cash flow method; • the capitalisation of earnings method; • asset based methods; and • analysis of share market trading. Discounted Cash Flow Method Description Of the various methods noted above, the discounted cash flow method has the strongest theoretical standing. It is also widely used in practice by corporate acquirers and company analysts. The discounted cash flow method estimates the value of a business by discounting expected future cash flows to a present value using an appropriate discount rate. A discounted cash flow valuation requires: • a forecast of expected future cash flows; • an appropriate discount rate; and • an estimate of terminal value. It is necessary to project cash flows over a suitable period of time (generally regarded as being at least five years) to arrive at the net cash flow in each period. For a finite life project or asset this would need to be done for the life of the project. This can be a difficult exercise requiring a significant number of assumptions such as revenue growth, future margins, capital expenditure requirements, working capital movements and taxation. The discount rate used represents the risk of achieving the projected future cash flows and the time value of money. The projected future cash flows are then valued in current day terms using the discount rate selected. A terminal value reflects the value of cash flows that will arise beyond the explicit forecast period. This is commonly estimated using either a constant growth assumption or a multiple of earnings (as described under capitalisation of future maintainable earnings below). This terminal value is then discounted to current day terms and added to the net present value of the forecast cash flows. The discounted cash flow method is often sensitive to a number of key assumptions such as revenue growth, future margins, capital investment, terminal growth and the discount rate. All of these assumptions can be highly subjective sometimes leading to a valuation conclusion presented as a range that is too wide to be useful. Use of the Discounted Cash Flow Method A discounted cash flow approach is usually preferred when valuing: • early-stage companies or projects; • limited life assets such as a mine or toll concession; • companies where significant growth is expected in future cash flows; or • projects with volatile earnings. It may also be preferred if other methods are not suitable, for example if there is a lack of reliable evidence to support a capitalisation of earnings approach. However, it may not be appropriate if reliable forecasts of cash flow are not available and cannot be determined.

Horizon Nexus Partners Modern.Different. | 63 Capitalisation of Earnings Method Description The capitalisation of earnings method is a commonly used valuation methodology that involves determining a future maintainable earnings figure for a business and multiplying that figure by an appropriate capitalisation multiple. This methodology is generally considered a short form of a discounted cash flow, where a single representative earnings figure is capitalised, rather than a stream of individual cash flows being discounted. The capitalisation of earnings methodology involves the determination of: • a level of future maintainable earnings; and • an appropriate capitalisation rate or multiple. A multiple can be applied to any of the following measures of earnings: Revenue – most commonly used for companies that do not make a positive EBITDA or as a cross-check of a valuation conclusion derived using another method. EBITDA - most appropriate where depreciation distorts earnings, for example in a company that has a significant level of depreciating assets but little ongoing capital expenditure requirement. EBIT - in most cases EBIT will be more reliable than EBITDA as it takes account of the capital intensity of the business. NPAT - relevant in valuing businesses where interest is a major part of the overall earnings of the group (e.g. financial services businesses such as banks). Multiples of EBITDA, EBITA and EBIT value the whole businesses, or its enterprise value irrespective of the gearing structure. NPAT (or P/E) values the equity of a business The multiple selected to apply to maintainable earnings reflects expectations about future growth, risk and the time value of money all wrapped up in a single number. Multiples can be derived from three main sources. Using the guideline public company method, market multiples are derived from the trading prices of stocks of companies that are engaged in the same or similar lines of business and that are actively traded on a free and open market, such as the ASX or the NSX. The merger and acquisition method is a method whereby multiples are derived from transactions of significant interests in companies engaged in the same or similar lines of business. In Australia this has been called the comparable transaction methodology. Use of the Capitalisation of Earnings Method The capitalisation of earnings method is widely used in practice. It is particularly appropriate for valuing companies with a relatively stable historical earnings pattern which is expected to continue. This method is less appropriate for valuing companies or assets if: • there are no suitable listed company or transaction benchmarks for comparison; • the asset has a limited life; • future earnings or cash flows are expected to be volatile; or • there are negative earnings or the earnings of a business are insufficient to justify a value exceeding the value of the underlying net assets.

Horizon Nexus Partners Modern.Different. | 64 Asset Based Methods Description Asset based valuation methods estimate the value of a company based on the realisable value of its net assets, less its liabilities. There are a number of asset-based methods including: • orderly realisation; • liquidation value; • net assets on a going concern basis; • replacement cost; and • reproduction cost. The orderly realisation of assets method estimates Fair Market Value by determining the amount that would be distributed to shareholders, after payment of all liabilities including realisation costs and taxation charges that arise, assuming the company is wound up in an orderly manner. The liquidation method is similar to the orderly realisation of assets method except the liquidation method assumes the assets are sold in a shorter time frame. Since wind up or liquidation of the company may not be contemplated, these methods in their strictest form may not necessarily be appropriate. The net assets on a going concern basis method estimate the market values of the net assets of a company but do not take account of realisation costs. The asset / cost approach is generally used when the value of the business's assets exceeds the present value of the cash flows expected to be derived from the ongoing business operations, or the nature of the business is to hold or invest in assets. It is important to note that the asset approach may still be the relevant approach even if an asset is making a profit. If an asset is making less than an economic rate of return and there is no realistic prospect of it making an economic return in the foreseeable future, an asset approach would be the most appropriate method. Use of Asset Based Methods An asset-based approach is a suitable valuation method when: • an enterprise is loss making and is not expected to become profitable in the foreseeable future; • assets are employed profitably but earn less than the cost of capital; • a significant portion of the company's assets are composed of liquid assets or other investments (such as marketable securities and real estate investments); or • it is relatively easy to enter the industry (for example, small machine shops and retail establishments). Asset based methods are not appropriate if: • the ownership interest being valued is not a controlling interest, has no ability to cause the sale of the company's assets and the major holders are not planning to sell the company's assets; or • a business has (or is expected to have) an adequate return on capital, such that the value of its future income stream exceeds the value of its assets. Analysis of Share Trading Share trading analysis of quoted market price of securities is used where there is a ready market through which securities are publicly traded in an informed and liquid market. The most recent trading history of such securities provides evidence of the fair market value of the securities of a company and, in an efficient and liquid market, reflects all publicly available information. The quoted market prices of securities used in the share trading analysis usually reflect a minority interest value of a security.

Horizon Nexus Partners Modern.Different. | 65 APPENDIX E – INDEPENDENT MINERAL ASSET VALUATION REPORT PREPARED BY VRM

INDEPENDENT TECHNICAL ASSESSMENT AND VALUATION REPORT Presented To: European Lithium Limited Date Issued: 24/08/2026 Revision: 6

Document Reference	VRM European Li ITVR Nexia Valuation 2026 Rev6	
Distribution	Nexia Perth Corporate Finance Pty Ltd European Lithium Limited Valuation and Resource Management Pty Ltd	
Principal Author	Deborah Lord BSc Hons (Geology) FAusIMM MAIG	Deborah Lord Date: 24 August 2026
Supporting Author	Libbi Kern BSc Hons (Geology) MAIG	
Peer Reviewer	Lynda Burnett	
VALMIN Specialists	Deborah Lord Lynda Burnett	Mineral Asset Valuation (Projects apart from Austria) Mineral Asset Valuation (Austrian Projects)
VRM Approval	Deborah Lord	Deborah Lord Date: 24 August 2026
Effective Report Date	24/08/2026	
Valuation Date	19 May 2026	
Report Prepared by	Valuation and Resource Management Pty Ltd Level 1, 168 Stirling Highway NEDLANDS WA 6009 ABN: 12 632 859 780 Tel: +61 (0) 402 825 528 varm.com.au

iii Contents Contents ... iii List of Tables ...................................................................................................................................................................................................... v List of Figures ..................................................................................................................................................................................................... v Executive Summary ...................................................................................................................................................................................... viii 1. Introduction ....................................................................................................................................................................................... 1 1.1 Compliance with the VALMIN and JORC Codes and ASIC Regulatory Guides ....................................... 1 1.2 Scope of Work .................................................................................................................................................................. 1 1.3 Statement of Independence ....................................................................................................................................... 2 1.4 VALMIN Declarations and Qualifications ............................................................................................................... 2 1.5 Reliance on Experts and Information ...................................................................................................................... 3 1.6 Site visit ............................................................................................................................................................................... 4 2. Tanbreez Project, Greenland ....................................................................................................................................................... 5 2.1 Location and Access ....................................................................................................................................................... 5 2.2 Ownership and Tenure .................................................................................................................................................. 6 2.3 Regional Geological Setting ........................................................................................................................................ 9 2.4 Local Geology and Mineralisation ......................................................................................................................... 13 2.5 Exploration History ...................................................................................................................................................... 14 2.6 Current Exploration ..................................................................................................................................................... 14 2.7 Mineral Resource Estimates ..................................................................................................................................... 18 2.7.1 Summary of MRE .......................................................................................................................................................... 20 2.7.2 VRM Comment .............................................................................................................................................................. 26 2.8 Technical and Economic Studies ............................................................................................................................ 26 2.8.1 VRM Comment .............................................................................................................................................................. 28 3. Wolfsberg and Lithium Exploration Projects, Austria ..................................................................................................... 29 3.1 Location and Access .................................................................................................................................................... 29 3.2 Ownership and Tenure ............................................................................................................................................... 30 3.3 Regional Geological Setting ..................................................................................................................................... 36 3.4 Local Geology and Mineralisation ......................................................................................................................... 40 3.5 Exploration History ...................................................................................................................................................... 43 3.6 Current Exploration ..................................................................................................................................................... 46 3.7 Exploration Potential ................................................................................................................................................... 50 3.8 Mineral Resource Estimate - Wolfsberg .............................................................................................................. 50 3.8.1 VRM Comment .............................................................................................................................................................. 54 3.9 Ore Reserves and Economic Studies .................................................................................................................... 54 3.9.1 VRM Comment .............................................................................................................................................................. 59 4. Leinster Project, Ireland .............................................................................................................................................................. 60 4.1 Location and Access .................................................................................................................................................... 60 4.2 Ownership and Tenure ............................................................................................................................................... 61 4.3 Regional Geological Setting ..................................................................................................................................... 62 4.4 Local Geology and Mineralisation ......................................................................................................................... 63 4.5 Previous Exploration.................................................................................................................................................... 64 4.6 Current Exploration ..................................................................................................................................................... 66

iv 5. Pilbara Exploration Project, Australia .................................................................................................................................... 67 5.1 Location and Tenure ................................................................................................................................................... 67 5.2 Geological Context ...................................................................................................................................................... 68 5.3 Exploration ...................................................................................................................................................................... 71 6. Ukraine Projects............................................................................................................................................................................. 73 7. Valuation Methodologies used in this report ................................................................................................................... 74 7.1 Previous Valuations ..................................................................................................................................................... 74 7.2 Valuation Subject to Change ................................................................................................................................... 75 7.3 General Assumptions .................................................................................................................................................. 75 8. Commodity Market Analysis .................................................................................................................................................... 77 8.1 Rare Earth Elements (REE) ......................................................................................................................................... 77 8.2 Lithium Commodity Market Analysis ................................................................................................................... 79 9. Valuation of the Mineral Assets .............................................................................................................................................. 81 9.1 Comparable Transactions – Resource Multiples .............................................................................................. 82 9.1.1 Tanbreez REE Project – Resource Multiples ....................................................................................................... 82 9.1.2 Wolfsberg Lithium Project – Resource Multiples............................................................................................. 83 9.2 Yardstick Method ......................................................................................................................................................... 84 9.3 Geoscientific Valuation .............................................................................................................................................. 86 9.4 Prospectivity Enhancement Multiplier (PEM) Valuation ............................................................................... 87 9.5 Actual Transaction - Tanbreez Project ................................................................................................................. 89 9.6 Actual Transaction – Wolfsberg and Austrian Projects ................................................................................. 90 10. Risks and Opportunities ............................................................................................................................................................. 91 10.1 General Risks and Opportunities ........................................................................................................................... 91 10.2 Project Specific Risks and Opportunities ............................................................................................................ 92 11. Preferred Valuations .................................................................................................................................................................... 94 12. References ....................................................................................................................................................................................... 95 Appendix A VRM's Valuation Methodology....................................................................................................................................... 97 A1. Valuation of Advanced Properties ......................................................................................................................... 97 A2. Comparable Market-Based Transactions – Resource Based ....................................................................... 97 A3. Yardstick Valuation ...................................................................................................................................................... 97 A4. Exploration Asset Valuation ..................................................................................................................................... 98 Appendix B Comparable Transactions - Tanbreez ......................................................................................................................... 102 Appendix C Comparable Transactions - Wolfsberg ...................................................................................................................... 103 Appendix D Assumed factors for Geoscientific valuation method ......................................................................................... 104 Appendix E PEM Inputs for Tanbreez Valuation ............................................................................................................................. 105 Glossary ... 106

v List of Tables Table 1: Summary of Tanbreez Tenure .................................................................................................................................... 6 Table 2: Mineral Resource Statement for Tanbreez REE Project as reported 13 April 2026, 100% basis .. 19 Table 3: Summary of the 2016 Mineral Resource Estimate .......................................................................................... 21 Table 4: Summary of Austrian tenure owned by CRML ................................................................................................. 31 Table 5: Summary of previous exploration and development by Minerex ............................................................ 44 Table 6: Current MRE for Wolfsberg project as reported 1/12/2021 ....................................................................... 51 Table 7: Ore Reserve Statement, 1 July 2022 ..................................................................................................................... 55 Table 8: LOMP Capital Costs ..................................................................................................................................................... 57 Table 9: LOMP Operating Costs .............................................................................................................................................. 57 Table 10: Summary of Leinster Lithium Project tenure ..................................................................................................... 61 Table 11: Summary of Pilbara tenure, Australia ................................................................................................................... 67 Table 12: VALMIN Code 2015 valuation approaches suitable for mineral Properties ......................................... 74 Table 13: REE pricing for the past ten years (US$/kg) compared to the pricing recorded in the most recently reported Tanbreez MRE (2026) ............................................................................................................. 78 Table 14: Comparable Transaction Valuation Tanbreez REE Project based on 100% equity ............................ 83 Table 15: Comparable Transaction Valuation Wolfsberg Lithium Project ................................................................. 84 Table 16: Yardstick valuation of the Mineral Resource estimates, based on 100% equity ................................. 85 Table 17: Geoscientific valuation of the Exploration Projects ........................................................................................ 86 Table 18: PEM valuation of the Tanbreez Project ............................................................................................................... 88 Table 19: PEM valuation of the Exploration Projects ......................................................................................................... 88 Table 20: Valuation Summary of Projects by Method ....................................................................................................... 94 List of Figures Figure 1: Location of Tanbreez project in southern Greenland ....................................................................................... 5 Figure 2: Location of Tanbreez project and existing infrastructure ............................................................................... 6 Figure 3: Tanbreez project tenure, Greenland ........................................................................................................................ 7 Figure 4: UNESCO Kujataa world heritage sites in red and buffer zone in blue. ...................................................... 8 Figure 5: UNESCO World Heritage buffer zone (grey) and Tanbreez tenement in yellow ................................... 9 Figure 6: Regional geology showing the Ilímaussaq complex and Gardar intrusions. Tanbreez REE deposit is at Kringlerne. .............................................................................................................................................................. 10 Figure 7: Regional Geology showing the location of Tanbreez Fjord and the Tanbreez Hill prospects ...... 11 Figure 8: Simplified geological map with selected known REE deposits/projects ................................................ 12 Figure 9: List of known alkaline intrusions and carbonatite magmatism REE occurrences in Greenland in order of potential as at 2018. Tanbreez (Kringlerne) is the second highest ranked potential for REE. ..................................................................................................................................................................................... 13 Figure 10: Project Drilling showing historical drilling and CRML's 2024 and 2025 drillhole locations ........... 15 Figure 11: Drillhole locations at Fjord deposit showing most recent 2025 drillhole locations in pink ........... 16 Figure 12: Upper Fjord Cross Section (refer Figure 11 for location).............................................................................. 16 Figure 13: Fjord to Upper Fjord Section showing TREO mineralisation (refer Figure 11 for location) ............ 17 Figure 14: Drillhole locations at Area B prospect showing 2025 drillhole locations in pink ............................... 17

vi Figure 15: Cross section at Area B prospect (refer Figure 14 for location) ................................................................. 18 Figure 16: Location of selected drill holes in relation to the Indicated and Inferred MRE outlines interpreted by VRM to be the Fjord deposit and interpreted mineralised kakortokite (pink) ...... 23 Figure 17: The upper surface of the block model at Tanbreez Hill. The blue line shows the mapped limits of the green syenite sill within which the Upper resource estimate was confined. ................................ 24 Figure 18: A typical cross section from Tanbreez Hill - with Upper (red) and Lower (blue) blocks and interstitial syenite (green). ........................................................................................................................................ 24 Figure 19: Wolfsberg Project Location ...................................................................................................................................... 29 Figure 20: Bretstein-Lachtal, Klementkogel and Wildbachgraben Project Location ............................................... 30 Figure 21: Wolfsberg exploration and mining licences ...................................................................................................... 32 Figure 22: Bretstein-Lachtal Exploration licences ................................................................................................................. 33 Figure 23: Klementkogel exploration licence ......................................................................................................................... 34 Figure 24: Wildbachgraben exploration licence .................................................................................................................... 35 Figure 25: Location of the Weinebene and Eastern Alps (red boxes) Lithium Projects relative to other lithium exploration prospects ................................................................................................................................. 36 Figure 26: Geological map of the Austrian Region (from Neubauer and Hock, 1999). Project locations are approximate. .................................................................................................................................................................. 37 Figure 27: Geological context of Lithium mineralisation in Austria ............................................................................... 38 Figure 28: A: Simplified tectonic map of the Eastern Alps showing occurrences of spodumene-bearing pegmatite and location of the Wolfsberg deposit. B: Geological map of the Wolfsberg deposit ............................................................................................................................................................................................. 39 Figure 29: Geology of Wolfsberg Project (after Göd, 1989). ............................................................................................ 41 Figure 30: Three-dimensional schematic of Wolfsberg project ...................................................................................... 41 Figure 31: Typical Cross Section Showing AH and MH Pegmatites .............................................................................. 42 Figure 32: Geology of the Bretstein exploration project.................................................................................................... 43 Figure 33: Wolfsberg plan view of underground workings .............................................................................................. 45 Figure 34: Millstätter Seerücken prospect with interpreted pegmatite vein and outcrop and sampling location ............................................................................................................................................................................. 46 Figure 35: Cross section showing underground drillholes and the interpreted pegmatite model with Inferred mineral resource extensions in blue .................................................................................................... 47 Figure 36: 2021 drillhole locations .............................................................................................................................................. 48 Figure 37: Results of Due Diligence sampling (pink labels) and results of Richmond Minerals Inc (vendor) sampling (grey and white labels) ........................................................................................................................... 49 Figure 38: Rock chip Sampling results by Richmond Minerals from Bretstein-Lachtal ......................................... 50 Figure 39: Illustration of semi-3D model ................................................................................................................................. 53 Figure 40: LOMP Production Profile ........................................................................................................................................... 56 Figure 41: LOMP Price forecasts .................................................................................................................................................. 58 Figure 42: Sensitivity Analysis ....................................................................................................................................................... 58 Figure 43: Leinster Lithium project location and tenure .................................................................................................... 60 Figure 44: Location of licences comprising the Leinster North Lithium Project ....................................................... 62 Figure 45: Regional geology of Leinster project, showing project tenure in white ................................................ 63 Figure 46: Map showing the location of Knockeen and Carriglead lithium prospects and historical samples in the Southern Block ................................................................................................................................................. 65 Figure 47: Pilbara exploration project tenure, WA ............................................................................................................... 68 Figure 48: 1:500k Regional geology showing EUR Pilbara tenure in white ................................................................ 69 Figure 49: Geology of Munni Munni South tenure .............................................................................................................. 70

vii Figure 50: Bedrock geology within E47/4144 area............................................................................................................... 71 Figure 51: Regional magnetic imaging in the area of E47/4144 .................................................................................... 72 Figure 52: Location of the Ukraine Project areas .................................................................................................................. 73 Figure 53: Ten-year pricing of Tb/Dy and Pr/Nd based on pricing in Table 13 ....................................................... 79 Figure 54: US$ Lithium Price over the past five years ......................................................................................................... 80 Figure 55: Lithium Market Outlook pricing by quarter for next three years .............................................................. 80

viii Executive Summary Valuation and Resource Management Pty Ltd (VRM) was engaged by European Lithium Limited (ASX: EUR, FRA: PF8, OTC: EULIF) (EUR, European Lithium or the Company) but instructed by Nexia Perth Corporate Finance Pty Ltd (Nexia) to prepare an Independent Technical Assessment and Valuation Report (ITVR or the Report), on the mineral assets of European Lithium and Critical Metals Corp. (NASDAQ: CRML) (CRML). The ITVR is prepared to assist Nexia in completing its Independent Expert Report (IER) in relation to the proposeFd transaction whereby CRML will acquire 100% of the issued share capital in EUR by scheme of arrangement (Proposed Transaction). European Lithium is an ASX-FRA-OTC-listed exploration company with part ownership of the Tanbreez Rare Earth Project (Tanbreez) in Greenland, plus lithium exploration assets in Austria, Ireland, Australia and Ukraine. CRML is a NASDAQ-listed critical minerals corporation that recently increased its ownership in the Tanbreez REE Project to 92.5% with European Lithium owning the remaining 7.5%. CRML also owns 100% of the Wolfsberg Lithium Project (Wolfsberg) and has 20% of the Weinebene and Eastern Alps lithium exploration assets in Austria. These projects and associated tenure collectively form the mineral assets (Mineral Assets). The Report has been prepared as a public report, in the format of an independent technical assessment and valuation report and in accordance with the guidelines of the Australasian Code for Public Reporting of Technical Assessments and Valuations of Mineral Assets – the 2015 VALMIN Code (VALMIN Code) that is a companion to the Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves – the 2012 JORC Code (JORC Code). The VALMIN Code is designed to fit within the Australian regulatory framework. The Report is not prepared in accordance with United States (US) Securities Exchange Commission (SEC) Regulation S-K 1300 (S-K 1300) and it is not intended for release in the US. VRM understands that Nexia will include the Report within its IER relating to the Proposed Transaction. This Report is a technical review and valuation opinion of European Lithium and CRML's Mineral Assets. Applying the principles of the VALMIN Code, VRM has used several valuation methods to determine the value of these mineral assets. Importantly, as neither the principal authors nor VRM hold an Australian Financial Services Licence, this valuation is not a valuation of the European Lithium and CRML but rather an asset valuation of the companies' mineral properties. The Valuation Date is 19 May 2026, the date EUR announced it had entered into a Binding Scheme Implementation Deed with CRML. On 26 June 2026, VRM provided a redacted draft report to Nexia for the Company's factual accuracy checking. Additional draft reports were supplied, and the final report includes updated technical information associated with the factual accuracy checking conducted by the Company. As commodity prices, exchange rates and cost inputs fluctuate, this valuation is subject to change over time. The valuation derived by VRM is based on information provided by European Lithium and CRML, along with publicly available data, including ASX and NASDAQ releases and published technical information. VRM has made reasonable endeavours to confirm the accuracy, validity and completeness of the technical data which forms the basis of the Report. The opinions and statements in the Report are given in good faith and under the belief that they are accurate and not false or misleading. The default currency is Australian dollars (unless otherwise stated). As with all mineral asset valuations the valuations included in this report are the likely values of the mineral properties and not absolute

ix values. Ranges of likely values are provided for the various Mineral Assets, with those ranges reflecting the uncertainty of data and assumptions that inform the valuation opinions. Tanbreez Rare Earth Project, Greenland Tanbreez is in southern Greenland, an autonomous territory of the Kingdom of Denmark, near the town of Qaqortoq, approximately 500 kilometres (depending on the route through the fjord system) south of Nuuk the capital. On 17 April 2026 CRML announced that the Government of Greenland had approved the transfer of the final 50.5% interest in Tanbreez to CRML bringing the total CRML ownership to 92.5%, with EUR retaining a 7.5% interest in the project. VRM has estimated the value of Tanbreez on a 100% ownership basis, considering the technical information that underpins its prospectivity. At the Valuation Date, drilling has been conducted at Tanbreez and both European Lithium and CRML have announced Rare Earth Element (REE) Mineral Resource Estimates (MREs) that are reported to have been prepared in accordance with the JORC Code and S-K 1300 from the Hill Zone and the Fjord Zone. The MREs have been used to inform a Scoping Study reported by EUR in Australia and a Preliminary Economic Assessment (PEA) that has been reported by CRML under S-K 1300. While technical information from these studies is referenced in this report the financial outcomes of the Scoping Study and the PEA cannot be reported in accordance with the JORC Code (2012), the ASX Listing Rules and the Australian Securities and Investments Commission (ASIC) guidelines in VRM's view. The studies do not form a reasonable basis to report Ore Reserves. The most recent MREs were announced by CRML in an Amended S-K 1300 Technical Report Summary (TRS) with an effective date of 13 April 2026. These are considered Foreign Estimates as described further in the body of the Report. Recent drilling in 2025 has been conducted at the Fjord Zone and Area B by CRML, confirming previous drilling results and potential for further exploration to be conducted. The tenure is located adjacent to the Kujataa UNESCO World Heritage Site, but there is a surrounding buffer zone, and the Site is reported not to overlap the MREs. The valuation has been developed on a project basis considering the exploration results, MREs and the exploration potential in the tenure area. The Tanbreez Project was valued primarily considering previous exploration expenditure. Secondary valuations were established using a comparable transaction method and employing the yardstick approach based on the most recent MRE. Wolfsberg Lithium Project, Austria Wolfsberg is in southern Austria, near the town of the same name, approximately 265 kilometres southwest of the capital Vienna. CRML owns 100% interest in this project. VRM has estimated the value of Wolfsberg on a 100% ownership basis, considering the technical information that underpins its prospectivity. At the Valuation Date, the Wolfsberg Project has been previously drilled and hosts Lithium MREs reported in accordance with the JORC Code. In 2022, EUR announced that it had entered into a business combination agreement with CRML (then known as Sizzle Acquisition Corp. (NASDAQ: SZZL)) with the MRE used to inform a Definitive Feasibility Study (DFS) underpinning the declaration of Ore Reserve Estimates (OREs). The DFS was most recently announced by EUR in 2023 and reported in accordance with the JORC Code.

x VRM notes that while technical information from the DFS is referenced in this report the financial outcomes of the DFS have not been used to inform the mineral asset valuation in accordance with the VALMIN Code, the ASX Listing Rules and the ASIC guidelines. The valuation has been developed on a project basis considering the exploration results, MREs and the exploration potential in the tenure area. The Wolfsberg Project was primarily valued using a comparable transaction method based on the MREs. Secondary valuations were established employing the yardstick approach and a Geoscientific or Kilburn method. Exploration Projects, Austria European Lithium has 100% of the rights, title and interest in three Lithium Exploration Projects, comprising the Bretstein-Lachtal, Klementkogel and Wildbachgraben projects, which together cover 138.9 km2 in the Styria mining district of southern Austria. The properties were acquired in 2023. The exploration areas are reported to host similar geology to the Wolfsberg Project with Permian aged pegmatites within highly metamorphosed Paleozoic host rocks. Mapping and sampling of spodumene bearing pegmatites has returned anomalous lithium assays. These projects are all considered early-stage exploration properties and were valued primarily using a Geoscientific or Kilburn method. The acquisition costs of the projects themselves were also considered by way of a secondary valuation approach. CRML has a 20% interest in the Weinebene and Eastern Alps Lithium Exploration Projects, with 80% held by EVR. These interests are not considered material and have not been assigned any value by VRM. Leinster Projects, Ireland The Leinster Lithium Projects owned by European Lithium are referred to as the Southern Block and the Northern Block and are in eastern Ireland south of Dublin. A 35km long zone of lithium- bearing pegmatites was discovered during the 1960s and 1970s near the Blackstair granite pluton contact. Spodumene-bearing pegmatites are reported within the Southern Block, at Knockeen and Carriglead prospects. Historical results require further compilation to direct ongoing exploration. The Leinster Projects were valued primarily using a Geoscientific or Kilburn method. The acquisition costs of the projects themselves were considered as a secondary valuation approach. Pilbara Project, Western Australia The Pilbara Project comprises three granted exploration tenements and two tenements in application, all located within the Pilbara region of Western Australia (WA). The granted tenure, referred to as Munni Munni South, is 50% owned by European Lithium and is located approximately 20km northeast of the town of Pannawonica. The area is considered prospective for volcanogenic massive sulphide (VMS) or epithermal styles of mineralisation, potentially hosting gold, copper, lead and zinc. Tenure in application includes one tenement adjacent to the Munni Munni deposit and one located between Karratha and Roebourne. It is uncertain whether the applications will be granted. The Pilbara Project tenements were valued primarily using a Geoscientific or Kilburn method. The acquisition costs of the projects themselves were assessed using a secondary valuation approach.

Valuation Opinion

VRM has estimated the value of the European Lithium and CRML Mineral Assets considering the technical information available as at the Valuation Date as described further in the body of this report.

There are currently declared Mineral Resource estimates within the Tanbreez and Wolfsberg Projects and promising exploration results on other project areas owned by the Companies. These have been announced over several years and reported to have been prepared applying the guidelines of the JORC Code. The Report summaries these and references the original market announcements.

The risks and opportunities associated with the Projects are described further in the body of the Report and are considered in the Mineral Asset valuations. The Projects range from early-stage Exploration Projects to Advanced Exploration / Pre-Development Projects as defined by the VALMIN Code. It is uncertain whether future exploration will result in the definition of any further Mineral Resource estimates on any of the European Lithium and CRML projects.

This report documents the technical aspects of the tenements and explains the valuations for the properties, applying the principles and guidelines of the VALMIN Code.

Considering the Mineral Resources and the exploration potential of the various projects, VRM considers that the Mineral Assets described in this report have a market value as shown in the Executive Summary table below. Details are provided in the body of the Report and associated Appendices.

Valuation Summary of Projects by Method

Country	Mineral Asset / Project	Valuation Method		Lower Valuation (A$M)	Preferred Valuation (A$M)	Upper Valuation (A$M)
Greenland	**Tanbreez (100% Basis)**	**PEM**	**Primary**	**48.9**	**55.1**	**61.4**
		Comparable Transactions (A$/t TREO)	Supporting	23.7	31.6	39.5
		Yardstick	Supporting	22.6	34.0	45.3
Austria	**Wolfsberg (100% Basis)**	**Comparable Transactions (A$/t Li2O)**	**Primary**	**42.4**	**56.7**	**72.3**
		Yardstick	Supporting	44.1	72.0	99.8
Austria	**Exploration Projects (100% EUR Basis)**	**Geoscientific**	**Primary**	**0.1**	**0.2**	**0.3**
		PEM	Supporting	0.0	0.0	0.1
Austria	**Weinebene, Eastern Alps (20% CRML Basis)**	No value assigned		0.0	0.0	0.0
Ireland	**Leinster (100% EUR Basis)**	**Geoscientific**	**Primary**	**0.2**	**0.6**	**1.1**
		PEM	Supporting	0.2	0.2	0.2
Western Australia	**Pilbara JV Projects (Equity Basis)**	**Geoscientific**	**Primary**	**0.4**	**1.0**	**1.5**
		PEM	Supporting	0.2	0.3	0.4
Ukraine	**Exploration Projects (100% Basis)**	No value assigned		0.0	0.0	0.0

Appropriate rounding to the total valuation has been undertaken.

xi

1 1. Introduction Valuation and Resource Management Pty Ltd (VRM) was engaged by European Lithium Limited (ASX: EUR, FRA: PF8, OTC: EULIF) (EUR, European Lithium or the Company) but instructed by Nexia Perth Corporate Finance Pty Ltd (Nexia) to prepare an Independent Technical Assessment and Valuation Report (ITVR or the Report), including valuation for the Mineral Assets of European Lithium and Critical Metals Corp (NASDAQ: CRML) (CRML). The ITVR is prepared to assist Nexia in completing its Independent Expert Report (IER) in relation to the proposed transaction announced on 19 May 2026 whereby CRML will acquire 100% of the issued share capital in EUR by scheme of arrangement (Proposed Transaction). VRM understands that European Lithium has part ownership of the Tanbreez Rare Earth Project (Tanbreez) in Greenland; as well as the full or majority ownership of the Austrian exploration projects known as Bretstein-Lachtal, Klementkogel and Wildbachgraben; the Leinster lithium exploration assets in Ireland; the Munni Munni / South Pilbara exploration projects in Australia and interests in the Dobra and Shevchenkivske projects in Ukraine (EUR Quarterly Report 31 March 2026). CRML recently increased its ownership in Tanbreez to 92.5% with European Lithium owning the remaining 7.5%. CRML also owns 100% of the Wolfsberg Lithium Project (Wolfsberg) in Austria and has a 20% interest in the Weinebene and Eastern Alps lithium exploration projects (with the remaining 80% interest held by EV Resources Limited (ASX: EVR) (EVR)). These projects and associated tenure collectively form the mineral assets (Mineral Assets). 1.1 Compliance with the VALMIN and JORC Codes and ASIC Regulatory Guides In preparing the ITVR, VRM has adhered to the guidelines and principles of the Australasian Code for Public Reporting of Technical Assessments and Valuations of Mineral Assets – 2015 VALMIN Code (VALMIN Code) and the Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves – the 2012 JORC Code (JORC Code). Both industry codes are mandatory for all members of the Australasian Institute of Mining and Metallurgy (AusIMM) and the Australian Institute of Geoscientists (AIG). Furthermore, these codes are also requirements under the Australian Securities and Investments Commission (ASIC) rules and guidelines, as well as the listing rules of the Australian Securities Exchange (ASX). This ITVR is a Public Report as described in the VALMIN Code (Clause 5) and the JORC Code (Clause 9). It is based on, and fairly reflects, the information and supporting documentation provided by European Lithium, previous owners and associated Competent Persons as referenced in this ITVR, and additional publicly available information. 1.2 Scope of Work VRM's primary obligation in preparing this ITVR is to independently describe and value the Mineral Assets of each company, applying the guidelines of the VALMIN Code. These require that the Report contains all relevant information as at the date of disclosure, which investors and their professional advisors would reasonably require to make a reasoned and balanced judgement regarding the Projects. VRM has compiled the Report based on the principle of reviewing and interrogating both the documentation of the involved companies and their consultants, along with other previous exploration in the area. VRM has relied on information supplied by EUR and CRML and other information sourced from the public domain, as required by the VALMIN Code.

2 VRM understands that its review and the Report will be included in a scheme booklet, and as such, it is understood that VRM's review will be a public document. Accordingly, this report has been prepared in accordance with VALMIN Code's requirements. 1.3 Statement of Independence VRM was engaged to conduct an ITVR for the Projects comprising the asset portfolio of European Lithium and CRML. This work was carried out in accordance with the principles of the VALMIN Code, which references the JORC Code, ASX Listing Rules, ASIC Regulatory Guide 111 Content of expert reports (RG111) and ASIC Regulatory Guide 112 Independence of Experts (RG112). Neither Ms Deborah Lord, Mrs Lynda Burnett nor Ms Libbi Kern of VRM has any present or contingent interest in the Mineral Assets, nor is there any association with the commissioning entity or related parties that is likely to lead to bias. They have not had any association with European Lithium and CRML, its individual employees, or any interest in the securities of European Lithium and CRML, within the past two years. Furthermore, they are not expected to be employed by either Company after the Proposed Transaction, which could be seen as affecting their ability to provide an independent, objective, and unbiased opinion. VRM will receive a fee for this work based on standard commercial rates for professional services. This fee is not contingent on the results of this review and is estimated to be approximately $90,000 (excluding GST). 1.4 VALMIN Declarations and Qualifications This report was prepared by Ms Deborah Lord, Ms Libbi Kern and Mrs Lynda Burnett. Apart from the Austrian mineral assets, the Report and information related to geology, review of exploration results and Mineral Resources, and mineral asset valuation was completed by Ms Deborah Lord, BSc (Hons), a VALMIN Representative Specialist, fellow of the AusIMM, Chartered Professional (Valuation) and member of the AIG. Deborah is a Director of VRM and has sufficient experience relevant to the Technical Assessment and Valuation of the Mineral Assets under consideration and to the activity which she is undertaking to qualify as a Practitioner as defined in the VALMIN Code. Deborah consents to the inclusion in the Report of matters based on her information in the form and context in which it appears. The Report and information related to geology, review of exploration results and Mineral Resources, mineral asset valuation of the Austrian mineral assets is based on data compiled by Mrs Lynda Burnett, BSc (Hons), a VALMIN Specialist and member of the AusIMM. Mrs Burnett is an associate of VRM and has sufficient experience relevant to the Technical Assessment and Valuation of the Mineral Assets under consideration and to the activity which she is undertaking to qualify as a Practitioner as defined in the VALMIN Code. Mrs Burnett consents to the inclusion in the Report of matters based on her information, in the form and context in which they appear. The Report and information related to tenure and expenditure validation, geological and exploration research and report compilation for all mineral assets was completed with the assistance of Ms Libbi Kern, BSc (Hons), a VALMIN Specialist and member of the AIG. Ms Kern is an associate of VRM and has sufficient experience relevant to the Technical Assessment of the Mineral Assets under consideration and to the activity which she is undertaking to qualify as a Practitioner as defined in the VALMIN Code. Ms Kern consents to the inclusion in the Report of matters based on her information, in the form and context in which they appear.

3 The proposed transaction was announced on 28 April 2026, and VRM was instructed to use a current Valuation Date, which was determined to be 19 May 2026. Between the valuation date and the date of this Report, VRM became aware that on 3 July 2026, a former AusIMM member and the Chief Technical Officer at CRML, was found to have breached the AusIMM Code of Ethics and the JORC Code in relation to public technical reporting on the Tanbreez Project. The AusIMM has advised that the relevant regulatory bodies have been notified of the findings in relation to this matter, but these findings have not been publicly announced. Aside from this matter, nothing has come to VRM's attention, unless otherwise noted in the Report, that would lead to any material change in the conclusions. 1.5 Reliance on Experts and Information The authors of this report are not qualified to provide extensive commentary on the legal aspects of the tenure of the mineral properties or compliance with the legislative environment and permitting in Western Australia. Regarding the tenement standing, VRM has relied on information publicly available on the various countries' government Mining Cadastre, including the Federal Ministry of Finance, Republic of Austria, the Mineral Resources Authority of Greenland, the Department of the Climate, Energy and Environment (DCEE) of Ireland, and the Western Australian Department of Mines, Petroleum and Exploration (DMPE). On this basis, VRM has confirmed that the tenements constituting the projects are in good standing. A draft report was supplied to the companies and no commentary regarding tenement status (unless otherwise noted) was provided. VRM retained a suitably qualified Associate Mining Engineering professional who is Competent regarding those matters to assist with the review of the technical studies and prepare those related sections of the Report. In respect of the information contained in this report, VRM has relied on information and reports obtained from European Lithium or the public domain, including but not limited to: ■ Various ASX releases of European Lithium (ASX: EUR), the owner, including exploration results; ■ Various NASDAQ releases of Critical Metals Corp (NASDAQ: CRML), the owner, including exploration results; ■ Information provided by European Lithium and CRML as referenced in the Report; ■ Various public releases from previous owners and neighbouring companies; ■ Publicly available information, including several publications on the regional geology and tectonic evolution of the respective countries; and ■ Government Regional datasets, including Geographical Information Systems (GIS), geological mapping and explanatory notes. All information and conclusions in the Report are based on details that VRM requested from European Lithium to assist with this report and other relevant publicly available data up to 19 May 2026. Where necessary, references have been made to additional published and unpublished information sources, including government reports and documents prepared by prior interested parties and joint ventures in the area. VRM has, to the best of its ability and after making all reasonable enquiries, attempted to confirm the authenticity and completeness of the technical data used in preparing this report, ensuring it had access

4 to all relevant technical information. VRM has assessed the content of these reports and information, confirming that the contents are reasonable and meet the Reasonable Grounds Requirements. VRM relies on the information in the reports, articles, and databases provided by European Lithium and CRML, as detailed in the reference list. A draft of this report was provided to Nexia for distribution to the companies, with the aim of identifying and addressing any factual errors or omissions before finalising the report. The valuation sections of the report were not provided to the Company until the technical aspects were validated and the report was declared final. This ITVR contains statements attributable to third parties. These statements are made or based on assertions in previous technical reports that are publicly available from either government departments or the ASX. The authors of these prior reports have not consented to the use of the statements in this report, and these statements are included in accordance with ASIC Corporations (Consent to Statements) Instrument 2016/72. 1.6 Site visit A site visit to the Projects was not undertaken for this ITVR. VRM notes that the Competent Person for Tanbreez, visited the project in July 2025 and reviewed the surface geological setting, the drilling being carried out, the sampling techniques and the QA/QC procedures. The Tanbreez mineral occurrences are documented by the Geological Survey of Denmark and Greenland (GEUS) and have been mapped in detail based on outcropping exposures. GEUS and the Ministry of Mineral Resources (MMR) of the Government of Greenland conducted a workshop on the REE potential to provide the exploration sector with detailed scientific background to the known REE mineral occurrences. The Competent Person for Wolfsberg visited the site in October 2014 and August 2016 to review twin hole drilling for historic data verification and resource drilling. The Competent Person did not report any areas of concern during the site visit. VRM has relied on information as outlined in Section 1.5, and does not believe that undertaking a site visit would provide any additional information that would materially change the opinions, conclusions or valuation of this report.

5 2. Tanbreez Project, Greenland 2.1 Location and Access The Tanbreez Project is located in southern Greenland, near the town of Qaqortoq, approximately 500 kilometres (depending on the route through the fjord system) south of Nuuk, the capital of the autonomous territory of the Kingdom of Denmark (Figure 1 and Figure 2). The project is positioned with access to nearby infrastructure, including the Qaqortoq airport and a major hydropower-sourced power line. Direct access to the sea is via deep-water fjords that lead to the North Atlantic Ocean, though no port facilities exist at Narsaq, the nearest town. Figure 1: Location of Tanbreez project in southern Greenland Source: Castle, 2025

Greenland
Ivittuut
Qagssiarssuk
Narsarsuaq Airport
Narsaq
Igaliku
New Airport Site
TANBREEZ
Qassimiut
Qaqortoq
Hvalsey
Nanortalik
Tasiusaq
Prins Christianssund

Figure 2: Location of Tanbreez project and existing infrastructure

Source: https://tanbreez.com/project/mine-location-area/

2.2 Ownership and Tenure

The Tanbreez project within the municipality of Kujalleq comprises one active Mining Exploitation License (**MIN**) - MIN2020-54 (Figure 3), which was granted on 8 September 2020 covering an area of approximately 18 km^2. The licence is held by Tanbreez Mining Greenland A/S.

On 30 April 2026, CRML announced to the market that it had finalised the acquisition of a further 50.5% interest in Tanbreez Mining Greenland A/S, bringing its equity to 92.5%, with European Lithium retaining the remaining 7.5% interest.

The project tenure is summarised in Table 1, and described further by geographical jurisdiction below.

Table 1: Summary of Tanbreez Tenure

Tenement ID	Registered Holder	Company Equity	Date Granted	Expiry Date	Minerals Permitted	Total Area (km^2)
MIN2020-54	Tanbreez Mining Greenland A/S	Critical Metals Corp (92.5%) European Lithium Ltd (7.5%)	8 Sept 2020	7 Sept 2050	Zr, Hf, Ta, Nb, La, Ce, Pr, Nd, Sm, Eu, Gd, Tb, Dy, Ho, Er, Tm, Yb, Lu, Y	18

6

7 Tenure in Greenland is governed by the Mineral Resources Authority (MRA) under the Greenland Mineral Resources Act, which is administered by the Government of Greenland (Naalakkersuisut). The Mineral Licence and Safety Authority (MLSA) manage licence applications. On 2 December 2021 the Greenland Parliament Act No. 20 banned uranium prospecting, exploration and exploitation, etc. (the Uranium Act) or other elements/minerals where the total mineral resource containing the elements/minerals has a uranium content of more than 100 ppm by weight. The Tanbreez MIN allows for only the exploitation of zirconium (Zr), Hafnium (Hf), tantalum (Ta), niobium (Nb), Lanthanum (La) cerium (Ce), praseodymium (Pr), neodymium (Nd), samarium (Sm), europium (Eu), gadolinium (Gd), terbium (Tb), dysprosium (Dy), holmium (Ho), erbium (Er), thulium (Tm), ytterbium (Yb), lutetium (Lu) and yttrium (Y). It does not grant exploitation of any other elements, including feldspar or arfvedsonite, which are not permitted (Article 5, Licence no. 2020-54). VRM has reviewed the MLSA portal (https://portal.govmin.gl) and compared the tenement outline reported by EUR in the ASX announcement dated 10 February 2026 and found them to be consistent. Figure 3: Tanbreez project tenure, Greenland Source: VRM compiled using data sourced from MLSA Financial Commitments A fee of DKK 100,000 (approximately A$22,000) was required for the granting of the MIN, with a further DKK 200,000 required for each extension. Under the MIN agreement, a 5% royalty applies to rare earths and 2.5% to other minerals. Environmental and Social Considerations An Environmental Impact Assessment (EIA), a Social Impact Assessment (SIA), and an Impact Benefit Agreement (IBA) were submitted to the Greenland government as requirements for the licence

8 application prior to it being granted. Other conditions in the MIN agreement relate to local training and employment opportunities. The Tanbreez tenure is adjacent to and overlaps a portion of the buffer zone for one of five Kujataa UNESCO World Heritage Sites, which is associated with the Hvalsey Viking Church ruins (Qaqortukulooq (Hvalsey), ID1536-005), shown as number 5 in Figure 4. The surrounding buffer zone relative to the Tanbreez licence is shown in grey in Figure 5. VRM has verified that the exploration work reported to the public by EUR and CRML to date is outside the buffer zone. Figure 4: UNESCO Kujataa world heritage sites in red and buffer zone in blue. Source: https://whc.unesco.org/en/list/1536/maps/

9 Figure 5: UNESCO World Heritage buffer zone (grey) and Tanbreez tenement in yellow Source: SEC Filing Exhibit 16.1 Amended S-K 1300 Technical Report dated 13 April 2026 page 24 2.3 Regional Geological Setting The Ilímaussaq intrusive complex is the prominent geological feature in southwestern Greenland and is one of a number of intrusive complexes in the Gardar igneous province – a mid-Proterozoic rift zone (Figure 6). This alkalic layered intrusive complex is Mesoproterozoic in age (about 1.16 Ga). The province comprises dyke swarms, a volcanic-sedimentary graben-fill sequence (the Eriksfjord Formation) and numerous volcanic igneous centres. Gardar magmas span a compositional range from alkali basalt to trachyte, alkali granite and strongly peralkaline nepheline syenites with local occurrences of lamprophyre and carbonatite (Castle, 2025). Ilímaussaq is the youngest intrusion and three intrusive phases exist within the Ilímaussaq complex, including augite syenite, alkali acid rocks and agpaitic nepheline syenites, which occupy the major part of the complex. The agpaitic phase comprises a roof series, a floor series and an intermediate sequence of rocks. The exposed part of the floor series is made up of the layered agpaitic nepheline syenite kakortokite which hosts the Tanbreez REE deposit, historically known as Kringlerne. The intermediate sequence consists of several types of agpaitic lujavrites, which contain occurrences of uranium and other rare elements. (Sorensen, 2001).

10 Figure 6: Regional geology showing the Ilímaussaq complex and Gardar intrusions. Tanbreez REE deposit is at Kringlerne. Source: Sorensen, 2001

11 Figure 7: Regional Geology showing the location of Tanbreez Fjord and the Tanbreez Hill prospects Source: EUR ASX announcement, 11 June 2025 In 2018, the Geological Survey of Denmark and Greenland held a workshop to assess Greenland's REE potential. This work, which reviewed 35 areas for their REE potential, was published (GEUS, 2018) and summarised in Figure 8 and Figure 9.

12 Figure 8: Simplified geological map with selected known REE deposits/projects Source: Modified from GEUS, 2018, page 3

Location	Deposit model	Geological settings
Kvanefjeld (all deposits, incl. Sørensen, Zone 3)	Alkaline	Known deposit. High level of information. Extensive drilling has been conducted on the deposit. Contains uranium above background level.
Kringlerne	Alkaline	Known deposit. High level of information. Extensive drilling has been conducted on the deposit. Low uranium content below or equal to background level.
Sarfartoq	Carbonatite	Known carbonatite showing. Kimberlites & terraine boundary in the area = active pathways.
Karrat	Other	The REE prospect has been drilled, which classifies it as an undiscovered deposit. Lamprophyric dykes are found in the area = active pathways. The deposition model is not yet fully understood – more work required.
Qaqertaasaq	Carbonatite	Known carbonatite. Lamprophyres are found in the area = active pathways.
Motzfeldt Sø	Alkaline	Known REE prospect. Micro syenites (which host the REEs) not much investigated. Limited drilling – only Ta, Nb and U targets drilled. More work is needed to evaluate the REE potential.
Qassiarsuk	Alkaline	Dyke with aegirine as prime mineral. The dyke is up to 4 m thick and can be followed for several kilometres. High Th content.
Tikiusaaq	Carbonatite	Known carbonatite. Lamprophyres and possible terraine boundary in the area = active pathways.
Kap Simpson	Alkaline	Alkali syenite complex. Malmbjerg type alteration (high temp) seen via hyperspectral mapping. Several sources of mineralised rocks sampled from glaciers.
Overall tract around the Grønnedal-Ika carbonatite.	Carbonatite	Known carbonatite. Lamprophyres and aillikites are found in the area. Greisen alteration at Ivittuut. Radioactive dykes (Ce-enriched) are present in the area – radiating from the Grønnedal-Ika carbonatite.

Figure 9: List of known alkaline intrusions and carbonatite magmatism REE occurrences in Greenland in order of potential as at 2018. Tanbreez (Kringlerne) is the second highest ranked potential for REE.

Source: Modified from GEUS, 2018, page 3

2.4 Local Geology and Mineralisation

The Tanbreez Project is a REE deposit, hosted in the Ilímaussaq Alkaline Complex. The mineralisation is primarily associated with the peralkaline syenite rocks, especially the main kakortokite and lujavrite units. Kakortokite is a layered igneous rock that outcrops over an area of approximately 12.5 km^2, which forms a plateau that dips shallowly to the north forming a laterally continuous stratiform magmatic cumulate horizon that is parallel to the primary magmatic layering of the intrusion and is conformable with the broader magmatic stratigraphy of the Ilímaussaq Complex. The Kakortokite host unit extends to a minimum of 40m below sea level.

The Kakortokite is composed of regular layers of feldspar, arfvedsonite, aegirine, and eudialyte, with eudialyte as the primary REE-bearing phase along with Zirconium (**Zr**), niobium (**Nb**), and tantalum (**Ta**) enrichment. Arfvedsonite is a rare sodium amphibole mineral occurring in nepheline syenite intrusions.

13

14 Eudialyte is a cyclosilicate mineral, typically reddish in colour, named for its ability to easily dissolve and forms in alkaline igneous rocks. Aegirine is a sodium iron silicate. The mineral assemblage (and mineralisation) occurs in a highly differentiated parental magma (rather than being introduced by later hydrothermal or metamorphic processes). Within this unit, the presence of potentially economic mineralisation varies, though the Kakortokite host rock may not always contain economic mineralisation of TREO or metal oxides. Lujavrite is a secondary host. The deposit is rich in heavy REEs, including Dysprosium (Dy), Yttrium (Y), and Terbium (Tb). Light REEs include Neodymium (Nd), Praseodymium (Pr), and Lanthanum (La). There are three main areas of known mineralisation within the Kakortokite unit at Tanbreez – Fjord, Hill and Area B as shown in Figure 7. Area B is adjacent to the eastern margin of the Hill Deposit. More recent drilling has confirmed other potential areas of mineralisation, as discussed further in Section 0. 2.5 Exploration History Exploration within the Ilímaussaq complex began in 1955, when the Danish government initiated prospecting for uranium deposits. A geological map of the complex was published in 1964 along with a detailed examination of the geochemistry of the kakortokites (Sorensen, 2001). From 1968 to 1976, Superfos A/S explored the eudialyte-rich kakortokites and naujaites in the southern half of the complex and developed methods to extract Zr, Nb, REE and Y from eudialyte concentrate (Sorensen, 2001). In 1985, A/S Carl Nielsen gained exclusive rights to explore around the exposed kakortokites and nearby marginal pegmatite in the southern region of the complex (Sorensen, 2001). In 1987, Highwood Resources Ltd (Highwood) received approval to explore the regions between the fjords Tunulliarfik and Kangerluarsuk. They conducted bulk sampling and drilling to assess the viability of extracting eudialyte-rich rocks (Sorensen, 2001). From the 1990s, several research projects were undertaken to better understand the economic potential of the rocks of the Ilímaussaq complex (Sorensen, 2001). In 2001, Rimbal Pty Ltd (Rimbal), took up the Tanbreez Licence followed by the whole intrusion in 2005. In 2007, Rimbal sold the northern part of the intrusion (including uranium exploration areas) to Greenland Minerals & Energy. In 2010, Rimbal transferred its initial Licence into the Greenlandic company, Tanbreez Mining Greenland A/S (Amended S-K 1300 Technical Report dated 13 April 2026). Drilling completed between 2007 and 2015, comprised 200 diamond drill holes, totalling approximately 43,000 metres (Amended S-K 1300 Technical Report dated 13 April 2026). 2.6 Current Exploration In 2024, when CRML acquired a controlling interest in the project, CRML completed a due diligence drill program at the Fjord and Area B prospects to confirm existing mineralisation, test extensions of mineralisation, and conduct infill drilling to refine the geological model. A total of 13 diamond drill holes for 1,149.5 metres were completed at the Fjord area. In addition, a deep diamond drill hole (K-24) was completed in the Upper Fjord area. In 2025, CRML drilled a total of 20 diamond drill holes for 3,430 metres at the Fjord and Area B prospects. The location of these drill programs in relation to historical drilling is shown in Figure 10. The 2025 program was designed to extend and confirm mineralisation intersected in drill hole K-24 in the

Upper Fjord Area, which had returned 203.2 metres at 0.48% TREO+Y (including ~27% HREO) (refer EUR ASX announcement dated 16 December 2025) as shown in Figure 12. The reported results from the 2024 and 2025 drilling programs range in TREO+Y grades from approximately 0.35% to 0.77% TREO+Y (EUR ASX Announcement, 15 January 2026). VRM did not have access to the drillhole database to verify results presented in these announcements. The S-K 1300 TRS reports that the 33 drill holes (4,579.5 metres) from the 2024–2025 diamond drilling were designed to confirm historical results and test strike extensions of known mineralisation.

The overall drill database to 2016 comprises 414 drill holes. Of these, 184 drill holes were included in the 2016 Mineral Resource estimate, including 66 holes drilled by Highwood.

During the Company's factual accuracy check, VRM was advised that by the end of 2025, 166 diamond holes (12,225.1 metres) and 116 shallow OH percussion holes (2217.7 metres) had been drilled on the lease. VRM has been unable to verify the location or the number and type of drill holes.


450,000
452,500
455,000
457,500
6,750,000
6,747,500
Legend
2025 Diamond Drilling
2024 Diamond Drilling
Pre 2024 Drilling
AREA C
FJORD
AREA B
HILL
UPPER
FJORD
0
500
1,000
2,000
3,000
WGS 1984 Complex UTM Zone 23N

Figure 10: Project Drilling showing historical drilling and CRML's 2024 and 2025 drillhole locations

Source: EUR ASX Announcement, 15 January 2026. WGS84 zone 23N

15

16 Figure 11: Drillhole locations at Fjord deposit showing most recent 2025 drillhole locations in pink Source: EUR ASX Announcement, 10 February 2026 Figure 12: Upper Fjord Cross Section (refer Figure 11 for location) Source: EUR ASX Announcement, 15 January 2026

17 Figure 13: Fjord to Upper Fjord Section showing TREO mineralisation (refer Figure 11 for location) Source: EUR ASX Announcement, 15 January 2026 Figure 14: Drillhole locations at Area B prospect showing 2025 drillhole locations in pink Source: EUR ASX Announcement, 15 January 2026

18 Figure 15: Cross section at Area B prospect (refer Figure 14 for location) Source: EUR ASX Announcement, 15 January 2026 2.7 Mineral Resource Estimates The most recent updated Mineral Resource Estimate (MRE) for the Tanbreez project was reported on 13 April 2026 (2026 MRE). Details of the MRE were filed in a Technical Report Summary (TRS) by CRML with the United States (US) Securities and Exchange Commission on 21 May 2026 (Amended S-K 1300 Technical Report dated 13 April 2026) (https://www.sec.gov). The reader is referred to that filing for further information on what has been summarised below. The 2026 MRE is classified as Indicated and Inferred for each deposit at Fjord and Tanbreez Hill as summarised in Table 2.

19 Table 2: Mineral Resource Statement for Tanbreez REE Project as reported 13 April 2026, 100% basis Notes: • Mineral Resources are reported above a 0.30% TREO cut-off grade • Mineral Resources are reported on an in-situ, undiluted basis • Tonnages and grades are rounded to appropriate figures • Inferred Mineral Resources are not included in Indicated totals • HREO proportion is calculated as (HREO/TREO) × 100 where HREO includes Tb, Dy, Ho, Er, Tm, Yb, Lu, and Y Source: SEC Filing Exhibit 16.1 Amended S-K 1300 Technical Report dated 13 April 2026 page 69-71 The information that relates to Mineral Resources in Table 2 is extracted from the CRML website, SEC filing dated 21 May 2026 and is available to view at (https://www.criticalmetalscorp.com/sec-filing/20-f-a-may- 21-2026/ and https://www.sec.gov. The Company confirmed with VRM that it is not aware of any new information or data that materially affects the information included in the original market announcement, and that in the case of the estimates of the Mineral Resources, all material assumptions and technical parameters underpinning the estimates in the relevant market announcement continue to apply and have not materially changed. The Company confirmed with VRM that the form and context in which the Qualified / Competent Person's findings are presented have not been materially modified from the original market announcement. Cautionary statement regarding Foreign Estimates The technical information contained in this Section 2.7 was summarised from information prepared in accordance with the requirements of the SEC in Subpart 1300.

20 Accordingly, the MREs as reported on 13 April 2026 for the Tanbreez Project were prepared in accordance with Subpart 1300 and do not purport to be reported in accordance with or otherwise compliant with the JORC Code. Because the 2026 MREs have not been prepared in accordance with the JORC Code, they are classified as Foreign Estimates under the ASX Listing Rules. In relation to the reliability of the Foreign Estimates referred to in this Section 2.7, it should be noted that: a. the Foreign Estimates are not reported in accordance with the JORC Code; b. a Competent Person has not done sufficient work to classify the Foreign Estimates as Mineral Resources or Ore Reserves in accordance with the JORC Code; c. it is uncertain that following evaluation and/or further exploration work that the Foreign Estimates would be able to be reported as Mineral Resources or Ore Reserves in accordance with the JORC Code; and d. the Foreign Estimates have not been published with all the supporting data and such Foreign Estimates have not been verified by independent third parties. A comparison of the differences in resource categorisation under the JORC Code and Subpart 1300 is set out in the Scheme Booklet Section 6.25. 2.7.1 Summary of MRE The MRE is based on modelled assays for Total Rare Earth Oxide (TREO) which comprises La₂O₃, CeO₂, Pr₆O₁₁, Nd₂O₃, Sm₂O₃, Eu₂O₃, Gd₂O₃, Tb₄O₇, Dy₂O₃, Ho₂O₃, Er₂O₃, Tm₂O₃, Yb₂O₃, Lu₂O₃, and Y₂O₃; plus additional oxides of Zirconium (ZrO2), Niobium (Nb2O5), Tantalum (Ta2O3), Hafnium (HfO2) and Gallium (Ga2O3). As required by the VALMIN Code, VRM has undertaken a high-level review of the MRE and provides a summary of the MRE, taken from publicly available company reports, plus an assessment of the appropriate level of quality and reasonableness which is provided in the subsequent VRM comments. The underlying geological or geochemical datasets have not been validated, nor has there been a complete audit or reassessment of the MRE. The Mineral Resources for Tanbreez have not been re- reported or re-estimated as part of this report. The technical data was reviewed at a high-level, but full due diligence was not undertaken. The 2026 MRE is the most current, but earlier versions are referred to. The initial MRE was prepared on 30 August 2016 (2016 MRE) for the previous owner, Rimbal. EUR subsequently acquired part of the project in June 2024 and reported the MRE in March 2025 (as reported to the ASX on 13 March 2025). The MRE was based on information prepared by consultants who, at the time, were reported to be independent consultants and qualified as Competent Persons under the JORC Code. This 2016 MRE Report was later reviewed and used for the purposes of an S-K 1300 Technical Report Summary (TRS) dated 12 March 2025 (2025 MRE) and, most recently, the 13 April 2026 TRS (2026 MRE), which re-reports the 2025 MRE statement with additional disclosures and updated verification. The verification process is summarised in the Amended S-K 1300 Sections 9 and 11, and the data used is adequate for the purposes of Mineral Resource Estimation and disclosure under S-K 1300. The tonnage

21 and grade estimates remain unchanged. Different Competent Persons have accepted responsibility under the JORC Code 2012 as Qualified Person (QP) for the 2025 MRE and 2026 MRE disclosures. VRM notes that this latest MRE disclosure is governed by SEC Regulation S-K 1300 and therefore does not contain JORC Table 1 information. It is an amendment to a previously reported TRS dated 12 March 2025, reported to the ASX by EUR on 13 March 2025, which includes JORC Table 1 information. Whilst the Mineral Resource statement remains unchanged, the amended S-K 1300 TRS and MRE (13 April 2026) includes updated disclosures based on additional drilling from the 2025 drill program, re-assay data, and review by the Competent Person. The 2026 MRE statement presented in Table 2 is reported to supersede all previous estimates. The tonnage and TREO grade estimates remain unchanged from the 2025 MRE statement and the 2016 MRE statement. No evidence of remodelling or re-estimation is apparent in the documentation available for review. The 2026 MRE is the first to report individual grades for the rare earth oxides that comprise the TREO. In the 13 April 2026 amended S-K 1300 TRS the QP states that he has reviewed and taken responsibility for the reporting of the Mineral Resources and considered the 2016 MRE (Table 3) to be reasonable with the following amendments / statements: ■ The effective date has been updated to 13 April 2026; ■ The resource estimate has been prepared in accordance with S-K 1300 disclosure requirements; ■ Additional disclosure has been provided regarding cut-off grades, Reasonable Prospects for Eventual Economic Extraction (RPEEE) assumptions, and metal price assumptions; and A site visit was conducted by the QP, in July 2025 who reviewed the surface geological setting, drilling, sampling techniques and the QA/QC procedures. Table 3: Summary of the 2016 Mineral Resource Estimate Source: SEC Filing Exhibit 16.1 Amended S-K 1300 Technical Report dated 13 April 2026 page 74

22 The MRE was reported to be based on the following data source: ■ Historical drilling completed between 2007 and 2015 ■ Re-assayed and validated data sets from historical programs, along with validation sampling completed in 2024 ■ Diamond drilling results from 33 holes drilled in 2024 to 2025 ■ Geological logging and assay databases ■ Bulk density measurements from 258 tests on diamond core samples ■ Surface and creek mapping and sampling Drilling, Sampling and Analysis The Tanbreez 2026 MRE is based on 283 drillholes, which were drilled between 2007 and 2025 for a total of 14,442.52 metres. All samples were logged in Greenland and then split. Samples were usually assayed in one metre sections. The suite of minerals within the MRE was based on assay results of the drill core and RC sample splits. Individual assays for ZrO2, TREO and Nb2O5 are quoted separately, and no equivalent grades were assessed. Assaying was undertaken by a multitude of accredited laboratories. During the Company's factual accuracy check, VRM was advised that these laboratories included ALS Ireland, Ultra Trace, ALS Metallurgy Perth, and ALS Geochemistry Perth for Fusion ICP and XRD analyses. The S-K 1300 TRS reported that QAQC guidelines were established by SRK and followed by Tanbreez, though this could not be independently verified by VRM. No contaminants such as uranium, thorium or fluorine were reported. The QP reported acceptable levels of precision and accuracy based on historical QA/QC results. While VRM understands that TREO comprises the sum of La₂O₃, CeO₂, Pr₆O₁₁, Nd₂O₃, Sm₂O₃, Eu₂O₃, Gd₂O₃, Tb₄O₇, Dy₂O₃, Ho₂O₃, Er₂O₃, Tm₂O₃, Yb₂O₃, Lu₂O₃, and Y₂O₃. as these are reported for recent drilling assay, not all holes were analysed for the complete TREO suite. Some of the 2010 drilling was analysed for only ZrO2, Ce O2, Dy2O3, Nb2O5 and Y2O3. Rimbal interpreted from the 2013 drilling results that there was a strong relationship between ZrO2 and Dy2O3 based on 203 samples and used the median to estimate REO values for the earlier drilling programs. The ASX announcement dated 13 March 2025 describes considerable variation in assaying and exclusion of some results from the MRE (all 2012 REE analyses). QAQC programs for the 2024 drilling were established by independent consultants, but it is uncertain whether these were followed and analysed in detail. The Competent Person for the MRE considered the procedures followed industry standards of the time. VRM questions the use of proxy assay data to estimate assays where none exist but acknowledges that all recent 2025/2026 reporting of drilling results includes a complete suite of elements. East-west cross sections were created by digitising the Upper and Lower blocks at Tanbreez Hill and the mineralised zone at Tanbreez Fjord, snapping to the drill hole intercepts. Some of the drilling relating to the Fjord deposit and MRE is shown in Figure 16.

VRM



6748600
6748400
6748200
6748000
6747800
452600
452800
453000
453200
453400
453600
453800
TANBREEZ
MINING FOR GREENER TECHNOLOGIES
DDH 001-13
DDH 003-13
DDH0711
DDH 015B-13
DDH 012-13
DDH 015A-13
DDH0712
DDH 011-13
DDH 011-13
A1-24
DDH 009-13
DDH 016-13
DDH0706
DDH0707
DDH0708
DDH0709
DDH0710
DDH0713
DDH0714
DDH 306-13
WGS 84 - Zone 23V
2020 - 54 License
Colour Coded Collars by Year
Diamond Drill 2013
Diamond Drill 2007
Diamond Drill 2024
Indicated Resource
Inferred Resource
Mineralisation
0
100
200 m

Figure 16: Location of selected drill holes in relation to the Indicated and Inferred MRE outlines interpreted by VRM to be the Fjord deposit and interpreted mineralised kakortokite (pink)

Source: EUR ASX Announcement, 11 June 2025

Bulk Density

Bulk density measurements from 258 water-displacement tests on diamond drill core samples were collected. A density of 2.80 tonnes per cubic metre was applied to all mineralised domains and used for the tonnage calculations. A lower bulk density of 1.80 t/m^3 was assigned to weathered/oxidised material, noting that this material was excluded from the MRE.

Estimation Methodology

The geological model of the kakortokite host rock was used to confine the mineralisation in the resource modelling. The resource modelling was done using MineMap software and creating domain wireframes, digital block model and grade interpolated using Inverse Distance Squared algorithm with restricted search ellipses which were oriented vertically in the edge zone and horizontally in the core. Search radii of 250 m horizontal circular and 50 m vertical were used to model resources, and a cut-off grade of 0.30% TREO was applied. Images of the resultant block model is shown in Figure 17 and Figure 18.

The estimated Mineral Resource covers an area of approximately 12.5 km^2 with a thickness of 270 m. The percentage of Zr_2O_2, Nb_2O_5, Heavy Rare earth oxides (**HREO**), Light Rare earth oxides (**LREO**), and Total Rare earth oxides (**TREO**), were estimated from the resource model.

23

24 Figure 17: The upper surface of the block model at Tanbreez Hill. The blue line shows the mapped limits of the green syenite sill within which the Upper resource estimate was confined. Source: SEC Filing Exhibit 16.1 Amended S-K 1300 Technical Report dated 12 March 2025 page 75 Figure 18: A typical cross section from Tanbreez Hill - with Upper (red) and Lower (blue) blocks and interstitial syenite (green). Source: SEC Filing Exhibit 16.1 Amended S-K 1300 Technical Report dated 12 March 2025 page 75

25 Modifying factors (Mining, Metallurgy) Modifying factors were considered in a Preliminary Economic Assessment (PEA), which has been reviewed by VRM and summarised in Section 2.8. The mining method assumed for the RPEEE is open pit, though no mining studies have been undertaken. Mineral resources are reported on an in-situ basis prior to any mining dilution or recovery losses. Of the three main mineral species (arfvedsonite, eudialyte and feldspar), eudialyte contains elements of potential economic interest that occur in proportion to its zirconium content. The eudialyte is liberated at a relatively coarse grain size of 330 μm. Metallurgical test work was conducted on samples of eudialyte plus 709 tonnes of bulk tests through a pilot plant, which suggested that mechanical crushing and Dry Magnetic Separation would be the appropriate processing method to extract concentrates of eudialyte (REOs), feldspar, and arfvedsonite. All concentrate products and potential wastes were reported to be tested by independent environmental consultants.

26 2.7.2 VRM Comment VRM has conducted a high-level review of the MRE and has not performed a detailed due diligence or re-estimation. The estimation method reported, in the amended S-K 1300 TRS, which describes the data preparation, variography, grade interpolation, bulk density and data validation, appeared to VRM to be within industry standards. The QP also addressed the classification of Measured, Indicated and Inferred Resources and Reasonable prospects for Eventual Economic Extraction at a 'conceptual' level. There was no change in the total tonnage of the Resource Estimate from when it was originally reported in 2016 to the re-reporting on 13 April 2026. The main difference is that individual element oxide assays have been reported rather than the bulk TREO reported in 2016. The S-K 1300 TRS reports that Tanbreez has very low uranium (U) and thorium (Th) levels; however, the drillhole assays for U and Th from drillholes used in the MRE are not well disclosed, and VRM is unable to confirm this statement. Published drillhole results for uranium from 2025 drilling were below 100 ppm. On 2 December 2021 the Greenland Government banned uranium prospecting, exploration and exploitation or if the total mineral resource containing the elements/minerals has a uranium content of more than 100 ppm by weight, corresponding to 0.01 per cent, and if the material is extracted for purposes other than uranium prospecting, exploration and exploitation. In the opinion of VRM there were no meaningful deposit cross-sections, plans of drillhole locations or indication of drillhole spacing for each resource classification in the S-K 1300 TRS reports. Nor were there variogram plots or meaningful outlines of the MRE to determine the extent of the MRE within the landholding. In addition, there is no quantitative commentary regarding the previous assay work and the current 2024-2025 results. There is no evidence of remodelling of the resource to incorporate the 2025 drilling results; rather, the Amended S-K 1300 TRS reports that these results were used to confirm the geological interpretation and grade characteristics established from historical data and support the MRE. Given the lack of clarity regarding the MRE, there is a risk that the quantum of the MRE may be misrepresented. VRM recommends that an independent audit / review is conducted by a Competent Person as defined by the JORC Code. 2.8 Technical and Economic Studies A Preliminary Economic Assessment (PEA) of the Tanbreez Rare Earth project was conducted in March 2025 and signed off by a Competent Person. The PEA was intended to evaluate the potential development of a mining and processing operation and reported to the market by CRML (https://www.criticalmetalscorp.com/wp-content/uploads/2025/11/Tanbreez-PEA-03312025.pdf). VRM Associate mining engineer reviewed the PEA and the S-K 1300 TRS reports to determine if a discounted cashflow valuation method would be appropriate to determine a value for the project. A summary of the PEA is provided below, along with an assessment of the appropriate level of quality and reasonableness as outlined in the VRM comments. The 2025 Preliminary Economic Assessment relies on the 2016 MRE that VRM has not sighted but that is referred to as having been reported in accordance with the JORC Code and signed off by the Competent Person. That author stated that the report adhered to international standards including the

27 JORC Code (2012), the VALMIN Code (2015) in Australia and guidelines of the S-K 1300 Code in the US and was intended to support disclosures to the ASX and SEC exchanges. VRM notes that the PEA report does not state the drill spacing that was used to define the Indicated and Inferred Mineral Resources. No meaningful cross sections or variograms are supplied in the PEA report. The basis for reasonable prospects for eventual economic extraction (RPEEE) of the Mineral Resource is not stated in the PEA Mineral Resource summary. Mining The MREs contemplated by the PEA cover the Fjord deposit and the Hill deposit within the Exploitation Licence (MIN 2020-54). The Production Target stated in the PEA for the Fjord deposit consists of 43% Indicated Mineral Resources and 57% Inferred Mineral Resources. The Production Target for the Hills deposit comprises 88% Indicated Mineral Resources and 12% Inferred Mineral Resources. VRM's review did not find a reference to pit optimisations or pit designs in the PEA report, and the basis for determining the Production Target is unclear. The Company stated that it had reasonable grounds for disclosing a Production Target, given that the PEA assumes that, in the first eleven years, 64% of production is from the indicated resource category. However, there is no explanation of how this Production Target was determined. The Competent Person stated that a "Notional Mining Reserve Estimate" was derived by factoring a percentage of the Mineral Resources. A "Notional Mining Reserve Estimate" is not a term that can be used in relation to the JORC (2012) Code or S-K 1300. The term "Reserve Estimate" is itself defined by the JORC (2012) Code and cannot be applied unless a pre-feasibility study has been completed and the requisite modifying factors applied. The PEA reports that: ■ The proposed mining operation will use open-pit methods with minimal overburden, taking advantage of the surface exposure of mineralised kakortokite. ■ The Mineral Resources will be bulk mined in open pits, so no mining losses or dilution factors are required. VRM notes that there is no evidence that any optimisations or pit designs were undertaken to determine a pit inventory. More evidence would be required to justify the statements that no mining losses or dilution occur during mining. Processing The PEA reports that processing will occur on-site via dry magnetic separation, producing three concentrates: eudialyte, feldspar, and arfvedsonite, all destined for export or local sale. No chemical treatment is envisaged in Greenland. Further beneficiation will be in the US or Europe. This chemical processing is not included in this PEA. Based on the information contained in the Licence Grant Document (https://govmin.gl/exploitation/get- an-exploitation-licence/exploitation-licence-%c2%a716/ , Article 5 describes the minerals that the licence holder is permitted to exploit. Feldspar and arfvedsonite are not minerals permitted to be exploited under the terms of the licence. Article 5.03 states that "...The Licensee may apply for, and the Greenland Government may or may not grant a right to exploit feldspar and/or arfvedsonite sometime after this Licence is granted by the Greenland Government to the Licensee." VRM notes that the current licence

28 does not explicitly authorise the production of feldspar or arfvedsonite concentrates. Legal clarification should be obtained before these products are included within economic forecasts. Economic Assessment and Modelling The project revenues for the proposed concentrates appear to be derived from the in-situ value of the three concentrate components (eudialyte, arfvedsonite, feldspar). The PEA also provided a summary of a Discounted Cash Flow (DCF) model, which produced a large Net Present Value (NPV), with the study reported to have 30 to 50% accuracy. 2.8.1 VRM Comment VRM provides the following caution with regards to the economic assessment provided in the PEA: 1. The project status is that of an exploration project with only Mineral Resources and the Production Target or "Notional Mining Reserve estimate" was defined by factoring the Mineral Resource. It is not apparent that any pit optimisation or meaningful design has taken place. The 'Notional Mining Reserve' estimate is not reported in accordance with the JORC 2012 or S-K 1300 in VRMs opinion. 2. The mine scheduling is at a high level, with limited detail, and not which would be expected for a scoping study. 3. The capital costs stated do not have any sources or derivation defined. The three product concentrate revenues appear based on the in-situ components of the concentrate. No documentation is provided with respect to downstream capital, operating, or profit margins for the refiners. 4. DCF revenues rely on three concentrates: eudialyte, feldspar, and arfvedsonite. Under the terms of the current licence, the licence holder does not have the right to produce and sell feldspar and arfvedsonite concentrates. 5. Downstream processing of REEs is typically capital-intensive. VRM does not believe it to be reasonable to assume that Tanbreez would capture all the value of the concentrate constituents at its point of sale, and that the downstream processors would not incur any operating costs, capital costs or need a profit margin. In summary, VRM does not consider the PEA an appropriate study for assessing the value of the project. VRM does not consider that the PEA has been reported in accordance with international standards, as suggested in the PEA, including the JORC Code (2012) and the VALMIN Code (2015) in Australia. For the purposes of a VALMIN Code (2015) valuation, VRM does not recommend a DCF be used as a valuation method and has considered other methods to determine a mineral asset valuation.

3. Wolfsberg and Lithium Exploration Projects, Austria

3.1 Location and Access

The **Wolfsberg Project** (previously known as Weinebene) is located approximately 270 km southwest of Vienna and approximately 20 km east of the town of Wolfsberg, in the Carinthia region of southern Austria. The project is located close to major infrastructure, including the A2 motorway and natural gas transmission pipeline that follows the motorway. The recently completed Koralm tunnel and railway under the Koralpe mountains is also within proximity. Wolfsberg is linked to Vienna by rail and to surrounding cities and towns by a network of sealed roads.



L148
WOLFSBERG
Concentrator Plant
Hydrometallurgical Plant
CZECH REPUBLIC
Strakonice
Brno
Znojmo
Deggendorf
Landshut
LOWER AUSTRIA
Krems
Sankt Polten
Vienna
Bratislava
UPPER AUSTRIA
Linz
Wels
Steyr
Baden
Eisenstadt
Wiener Neustadt
Neusiedler See
AUSTRIA
GERMANY
Munich
Danube
Bodensee
Isar
Inn
Salzburg
Hallein
Kufstein
Liezen
Enns
STYRIA
Leoben
Kapfenberg
Mur
Raab
Graz
BURGENLAND
HUNGARY
Bregenz
Dornbirn
VORARLBERG
Vaduz
LIECHTENSTEIN
Chur
Lech
Innsbruck
TYROL
Salzach
SALZBURG
SWITZERLAND
Merano
Adige
Bolzano
CARINTHIA
Wolfsberg
Klagenfurt
Villach
Drava
Zala
Zalaegerszeg
Adda
Trento
ITALY
Tagliamento
Udine
Ljubljana
Sava
SLOVENIA
CROATIA
Zagreb

Figure 19: Wolfsberg Project Location

Source: EUR ASX Announcement, DFS Results 8 March 2023

The Bretstein-Lachtal (**Bretstein**), Klementkogel and Wildbachgraben projects (the **Lithium Exploration Projects**) encompass 114.6km^2 in southern Austria, in the Styria mining district, approximately 70km north of the Wolfsberg Project. The location of these projects relative to Wolfsberg is shown in Figure 20.

29

Bretstein
Klementkogel
Wildbachgraben
Wolfsberg
Lithium Project
Wolfsberg
Judenburg
Spielberg
Knittelfeld
Murau
Leoben
Trofaiach
Bruck an der Mur
Graz
Voitsberg
Deutschlandsberg
Leibnitz
Weiz
Sankt Veit an der Glan

Figure 20: Bretstein-Lachtal, Klementkogel and Wildbachgraben Project Location

Source: ASX: EUR 21 June 2023

3.2 Ownership and Tenure

The Wolfsberg project, in the Carinthia region comprises 54 contiguous granted exploration licences (**EL**) covering an area of approximately 30.6 km^2 (Figure 21) and 20 Mining Licences (**ML**) covering an area of approximately 0.86km^2 (Table 4) that were granted on 22 March 2011. Tenure for Wolfsberg is held by ECM Lithium AT GmbH which was previously a wholly owned subsidiary of European Lithium and is now 100% owned by CRML. On 6 February 2024, Sizzle Acquisition Corp (Nasdaq: SZZL) and European Lithium Ltd announced the Business Combination to form Critical Metals Corp.

The Bretstein-Lachtal project comprises 191 ELs covering 108.3 km^2, the Klementkogel project comprises 22 ELs covering 12.5 km^2 (Figure 23) and the Wildbachgraben project comprises 32 ELs covering 18.1 km^2 (Figure 24). Tenure for these projects is also held by ECM Lithium AT GmbH; however, EUR has 100% of the rights, title and interest (EUR ASX Announcement 9 August 2023). VRM has been advised that the licence renewal is in progress, and another 5-year term is to be issued by the authority before expiry.

In addition, CRML holds a 20% interest in the Weinebene and Eastern Alps Lithium Projects located in Southern Austria with the remaining 80% held by EV Resources Limited (ASX: **EVR**). The Weinebene Project is located immediately adjacent to the Wolfsberg deposit which is reported to contain 60 overlapping ELs covering 27.52 km^2. The Eastern Alps Project includes the Glanzalm-Ratzell-Poling and Millstätter Seerücken prospect areas which are located approximately 110 km west of Wolfsberg (Figure 25).

The project tenure is summarised in Table 4 below.

30

Table 4: Summary of Austrian tenure owned by CRML

Project / Location	No of Tenements / Type	Licence IDs	Registered Holder	Company Equity	Date Granted	Expiry Date	Total Area (approx.)
Wolfsberg	54 EL	104 – 125/96 370 – 384/11 386 – 398/11 400 – 403/11 408-409/11 412/11	ECM Lithium AT GmbH	100% CRML		31 Dec 2029	30.6 km^2
	20 ML	Andreas 1 – 11 Andreas I Andreas II Barbara 1 – 6 Barbara I	ECM Lithium AT GmbH	100% CRML		31 Dec 2027	0.86 km^2
Bretstein-Lachtal	191 EL	1 - 191/22	ECM Lithium AT GmbH	100% EUR	28 Feb 2022	31 Dec 2026	108.3 km^2
Klementkogel	22 EL	192 – 213/22	ECM Lithium AT GmbH	100% EUR	28 Feb 2022	31 Dec 2026	12.5 km^2
Wildbachgraben	32 EL	214 – 245/22	ECM Lithium AT GmbH	100% EUR	28 Feb 2022	31 Dec 2026	18.1 km^2
Weinebene	60 EL[3]	82/16 (001/16) – 141/16 (060/16)	EV Resources Limited	20% CRML[4]			27.5 km^2
Eastern Alps	54 EL[3]	01/19/JDR – 17/19/JDR (Glanzalm-Ratzell-Poling) 18/19/EVR – 23/19/EVR 443/22 - 475/22 (Millstätter Seerücken)	EV Resources Limited	20% CRML[4]			64.1 km^2

Notes:

1. ECM Lithium AT GmbH is 100% owned by CRML for Wolfsberg
2. ML = Mining Licence, EL = Exploration Licence
3. As published in EVR ASX Announcement, 30 April 2026
4. The remaining 80% is owned by EVR; grant and expiry dates cannot be confirmed

VRM understands that mining in Austria is governed by the Austrian Mineral Resources Act (**MinroG**) of 1999 which regulates the exploration and extraction of all mineral raw materials. The Federal Ministry for Finance manages all domestic mining permits, which can be accessed through the BergIS geoportal (https://bergis.rmdatacloud.com). An exploration licence is required for "free for mining minerals" which is valid for 5 years with the possibility for extension; for landowner minerals exploration is part of the approval of an exploitation plan. The exploration of state-owned raw materials is for legal reasons reserved to the State (Art. 68 MinroG); the national mining authority (Montanbehörde) has to approve exploration activities. Each permit comprises a circular area ('Freischürfe') with a radius of 425m, covering 0.567 square kilometres and are typically arranged in an overlapping pattern to form a continuous lease package. (MinPol and partners, 2017 MINLEX_CountryReport_AT.pdf).

VRM has reviewed the BergIS portal and compared the tenements listed by EUR in the ASX announcement dated 19 May 2026 and found them to be consistent.

31

32 Figure 21: Wolfsberg exploration and mining licences Source: Interim Bankable Feasibility Report, European Lithium, 2022

33 Figure 22: Bretstein-Lachtal Exploration licences Source: CRML, 12 June 2026

34 Figure 23: Klementkogel exploration licence Source: CRML, 12 June 2026

35 Figure 24: Wildbachgraben exploration licence Source: CRML, 12 June 2026

N
Austroalpine crystalline units
Pegmatite occurrences
Spodumene pegmatites
Pusterwald
Lachtal
Bretstein
Haslau bei Birkfeld
Zipf
Halli
Ratzell, Poling, Glanzalm
St. Radegund
Falkenberg
Ratschings
Lenkstein
Wildbachgraben
Wöllatratten
Millstätter Seerücken
Klementkogel
Hüttenberg
Weinebene
(Landskron)

Figure 25: Location of the Weinebene and Eastern Alps (red boxes) Lithium Projects relative to other lithium exploration prospects

Source: EVR ASX Announcement 8 September 2022

Environmental and Social Considerations

Prior to development of Wolfsberg, the Federal State Government of Landesregierung, Austria will determine if an Environmental Impact Assessment (**EIA**) is required. Regardless, minerals and environmental approvals would be required under MinroG. If an EIA is required, significant additional times frames are likely to be added to the project.

The northern and western parts of the Bretstein tenure are covered by a Bird Protection Area and Landscape Protection Areas LS 12 and LS 13.

3.3 Regional Geological Setting

The geology of Austria comprises the uplifted Alpine Orogenic Belt (the European Alps) which now forms a spine-like ridge stretching from east to west across central Europe, rising to elevations of over 4,000 m. Four broad geotectonic units are recognised in Austria, including:

- the Bohemian Massif in the north, which is part of the Hercynian orogenic belt comprised of Pre-Cambrian medium to high grade metamorphosed gneisses, intruded by Variscan granites (380 - 300 Ma);
- the Eastern Alps which is a mountain range composed of pre-Alpine, mainly Palaeozoic, slightly to medium grade metamorphosed metasediments.
- Triassic to Cretaceous limestones (subjected to Cretaceous eclogite-facies metamorphism during the Alpine orogeny) called the Southern and Northern Calcareous Alps;
- Tertiary basins filled with Tertiary sediments (including the Viennese and Pannonian Basins) (EUR ASX Announcement, 28 July 2016).

36

VRM

The Wolfsberg project is part of the Austroalpine Unit Pegmatite Province (**AUPP**) within the Koralpe Region of the Eastern Alps, a north - south trending mountain ridge about 25 km in length, that formed during the high-temperature, low-pressure Permian extensional event and was subsequently overprinted by Cretaceous eclogite-facies metamorphism during the Alpine orogeny (Figure 26) (Keyser et al, 2023).

Koralpe is predominantly composed of metamorphic rocks within the Variscan nappe including paragneisses and mica schists along with eclogites, amphibolites and marbles. A younger metamorphic event produced the regional, east-west-striking, gently undulating syncline-anticline structure of the Koralpe crystalline complex. One of these regional anticlines passes close to the southern margin of the deposit (EUR ASX Announcement, 28 July 2016). Figure 28 shows the occurrences of known spodumene pegmatites in the region. Pegmatite bodies throughout the AUPP exhibit variable lithium and other mineral enrichment such as niobium, tantalum, tin, staurolite and tourmaline.

The regional Exploration Projects are located in the Eastern Austroalpine Unit, with their approximate location, relative to Wolfsberg shown in Figure 26.


9°
10°
11°
12°
13°
14°
15°
16°
48°
47°
46°
Molasse Basin
München
Alpine Front
Konstanz
Salzburg
Wien
Innsbruck
Bretstein - Lachtal
Klementkogel
Wildbachgraben
Graz
Styrian Basin
Wolfsberg Lithium Project
Bozen
Trieste
Milano
Po Plain
Venezia
100 km
Rhenodanubian Flysch zone
Penninic continental basement and cover
Helvetic cover
Helvetic basement
Southalpine/Dinaric cover
Southalpine basement
Slovenian trough cover
Stable Adriatic and European foreland (Pre-Tertiary successions)
Lake / Adriatic Sea
Oligocene / Neogene basin
Gosau basin
Tertiary calcalkaline intrusions
Upper Austroalpine cover
Upper Juvavic / Meliata units
Upper Austroalpine basement
Middle Austroalpine cover
Middle Austroalpine basement
Lower Austroalpine cover
Lower Austroalpine basement
Penninic oceanic and flysch units
Strike-slip fault
Normal fault
Major Thrust fault

Figure 26: Geological map of the Austrian Region (from Neubauer and Hock, 1999). Project locations are approximate.

Source: Modified from EUR ASX Announcement, Prospectus 21 June 2016

Lithium Mineralisation in Austria

Figure 27 below shows the distribution of spodumene bearing pegmatites associated with intrusion of Permian leucogranites into the Austro-alpine Crystalline Unit. (PANGEO, Austria, 2022; abstracts and

37

field guides). In the Austroalpine basement about 80 spodumene (LiAlSi2O6) bearing pegmatites of Permian age are known (Fig. 1). The most prominent occurrence in Austria is the Weinebene deposit located at Koralpe in the South of Austria. Other occurrences were discovered in the areas near Haslau, St. Radegund, Übelbach, Katzbachgraben, Altes Almhaus, Wildbachgraben, Klementkogel, Hüttenberg, Falkenberg, Wölz Tauern, Millstätter Seerücken, Wöllatratten, and Defereggen valley. The Koralpe-Wölz Nappesystem hosts spodumene pegmatites in Southern Tyrol near Ratschinges and Lenkstein (KNOLL et al., 2018).


Austroalpine Crystalline Unit
Pegmatite bearing from geol. maps of GBA
Spodumene pegmatites (n~80)
Leucogranites (Permian)
Pusterwald
Lachtal
Bretstein
Haslau b. Birkfeld
Zipf Halli
Mitter-berg
Glanzalm
Poling
Radzell
Falken-berg
St. Radegund
Garrach
Katzbachgraben
Ratschinges
Lenkstein
Wildbachgraben
Edling
Klementkogel
Wöllatratten
Hüttenberg
Weinebene
Millstätter Seerücken
Landskron

Figure 27: Geological context of Lithium mineralisation in Austria

Source: PANGEO, Austria, 2022; abstracts and field guides

38

39 Figure 28: A: Simplified tectonic map of the Eastern Alps showing occurrences of spodumene- bearing pegmatite and location of the Wolfsberg deposit. B: Geological map of the Wolfsberg deposit Source: Keyser et al, 2023

40 3.4 Local Geology and Mineralisation Wolfsberg The Wolfsberg project area is characterised by a sequence of generally quartzitic, locally kyanite-bearing mica schists and eclogitic amphibolites. Due to its position at the northern slope of the anticline, the strata uniformly strike west-northwest- east-southeast (average 120°) and dip to the north-northeast at an average of 60° (Figure 29). The spodumene-bearing pegmatites occur as veins within a regional anticline. The pegmatite veins intrude into amphibolite and mica schist host rocks, concordant with their foliation. On the northern limb of this anticline, known as Zone 1, the strata uniformly strike west-northwest- east-southeast (average 120°) and dip to the north-northeast at an average of 60°. They are reported to have been traced in mapping over a distance of approximately 1.5 km and to a depth of about 450 m by drilling (EUR ASX Announcement, 28 July 2016). Amphibolite-hosted pegmatites (AHP) are generally uniform in shape and internal structure and lie stratigraphically in the hanging wall position relative to the mica schist-hosted pegmatites (MHP) but also overlap. The AHP pegmatites are cut in the east by a northeast-southwest-trending fault and thin out in the west. The MHP pegmatites lack the typical features and textures of pegmatites by having a fine-grained gneissic texture. The bulk mineralogy is typically the same for both pegmatite types, except that the spodumene content of the MHP pegmatites is considerably lower than that of the AHP pegmatites. Fissures in the MHP pegmatites are locally coated by secondary phosphates (Niedermayr et al. 1988). A comprehensive description of the geology and mineralisation is provided in the Independent Geologists' Report, contained within the Second Replacement Prospectus in the EUR ASX Announcement, 28 July 2016.

41 Figure 29: Geology of Wolfsberg Project (after Göd, 1989). Source: EUR ASX Announcement, Prospectus 21 June 2016 Figure 30: Three-dimensional schematic of Wolfsberg project Source: EUR ASX Announcement, Prospectus 28 June 2016

BRANDRÜCKEN
amphibolite-hosted pegmatites (AHP)
micaschist-hosted pegmatites (MHP)
hangingwall micaschists
ADIT
ramp
dyke 1.1
dyke 2.1
dyke 3.1
dyke 4
dyke 6.2
dyke 7
footwall micaschists
eclogitic amphibolite
micaschists
pegmatites
drill holes
0
50 m

Figure 31: Typical Cross Section Showing AH and MH Pegmatites

Source: EUR ASX Announcement, Prospectus 28 June 2016

Regional Lithium Exploration

The main focus of regional lithium exploration has been at the Bretstein which is within the Walzer Tauern and consists of metamorphic rocks affected by nappe stacking during the eo-alpine events. The Rappold Complex, which is the main pegmatite-bearing unit, is overthrusted by the Drauzug-Gurktal nappe system in the southern area. Figure 32 shows the geology of the Bretstein area.

Spodumene-bearing pegmatites only occur in the Rappold Complex, which comprises garnet mica-schists, marbles and amphibolites. These spodumene-bearing pegmatites are reported to be up to 10m thick within the Bretstein Marble (GEOS, 2023).

The pegmatites have irregularly distributed mica scales several cm in size, which are sometimes layered with pure quartz alternating with layers of feldspar with fine-grained spodumene crystals.

The Klementkogel and Wildbachgraben properties, nearby have generally similar geology and mineralisation.

42

43 Figure 32: Geology of the Bretstein exploration project Source: GEOS, 2023 The Weinebene and Eastern Alps exploration projects also typically occur as spodumene-bearing pegmatite vein deposits hosted by metamorphic formations, predominantly mica schist, amphibolite, and marble. The main difference between Wolfsberg and the other mentioned spodumene pegmatite occurrences is the lack of amphibolite-hosted pegmatites at the other sites (EVR ASX Announcement 8 September 2022). 3.5 Exploration History Wolfsberg Spodumene was discovered at the Weinebene about 80 years ago (MEIXNER, 1966). The Wolfsberg lithium deposit (then called Weinebene) was discovered and explored by the Austrian state company, Minerex, between 1981 and 1987. In 1988, the project was transferred to the Bleiberger Bergwerksunion mining company, then in 1991, the project was sold to Kärntner Montanindustrie. In 2011, East Coast entered into a conditional agreement with Exchange Minerals to acquire an 80% interest in the Austrian Lithium project. To acquire the interest, East Coast would pay $13.5 million (9.95 million euro), to be made up of shares and staged cash payments. East Coast would also pay a fee of $747,000 (550,000 euro) to Exchange Minerals to reimburse the payment made to third party vendors. On 1 June 2012, East Coast changed its name to Global Strategic Metals. On 30 July 2014, Global Strategic Metals announced that it planned to spin out its lithium business via a corporate restructuring, whereby it would demerge its Wolfsberg lithium project in Austria.

On 9 September 2016, European Lithium Ltd., formerly known as Paynes Find Gold Ltd., completed the acquisition of European Lithium AT (Investments) Ltd. as part of its plan to enter the lithium market. The company would primarily focus on the newly acquired Wolfsberg lithium project in Austria.

Minerex conducted extensive exploration of the project area prior to 1987. This included geological and structural mapping, geochemical soil surveys, pitting, trenching, surface diamond drilling, and the development of an underground access decline with drives along selected veins to examine vein continuity and undertake infill drilling and underground trial mining.

In total, 9,940m^3 of surface trenches, 12,012m of diamond drilling from surface were completed. In 1985, an underground exploration program was undertaken, including development of a decline from the surface from the northern side of Brandrucken Mountain through the amphibole schist to provide access to the pegmatite veins. Crosscutting drifts were driven along strike of selected veins to provide access for mapping and sampling and an additional decline was driven to access the veins in the mica schist.

A total of 1,389m of underground development was completed. An underground diamond drilling campaign, comprising 4,715m was drilled to effectively infill the surface drilling to about 50m intervals in the eastern part of Zone 1 (EUR ASX Announcement, 2nd replacement Prospectus, 28 June 2016). A summary of exploration work is provided in Table 5.

Mining was undertaken in 2013 to collect 500 tonne bulk samples from the two ore types for metallurgical testing. The Minerex drilling data were utilised to develop a resource model for mine planning.

Table 5: Summary of previous exploration and development by Minerex

Exploration Work	Parameters	Quantity
Exploration trenches (surface)	number / volume	35 / 9,940 m^3
Diamond core drilling (surface)	number / length	64 / 12,012 m
Decline drift from surface	length	417.6 m
Underground development between veins	length	119.2 m
Drifts following veins (along strike)	length	853.7 m
Diamond core drilling (underground)	number / length	37 / 4,715 m

Source: EUR ASX Announcement, 2nd replacement Prospectus, 28 June 2016

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45 Figure 33: Wolfsberg plan view of underground workings Source: EUR ASX Announcement, 2nd replacement Prospectus, 28 June 2016 Regional Lithium Exploration For the Weinebene and Eastern Alps exploration projects, EV Resources reported exploration sampling results in ASX Announcement dated 8 September 2022. Thirty nine (39) rock chip samples were collected from outcropping pegmatites. In addition mapping and structural measurements were taken to assess potential drill sites. Sample locations at Millstätter Seerücken are shown in Figure 34.

46 Figure 34: Millstätter Seerücken prospect with interpreted pegmatite vein and outcrop and sampling location Source: EVR ASX Announcement 8 September 2022 3.6 Current Exploration Wolfsberg Since acquiring the project, EUR has completed 50 drillholes for 14,903 m within Zone 1 and Zone 2. At Zone 1 the drilling indicated the extension of the veins in depth and along strike. Surface mapping of the pegmatite boulders and drilling at Zone 2 were undertaken in 2012. A twin-hole drill and data verification program was completed in 2016 (EUR ASX announcement 16 November 2016) with the purpose of incorporating the historical data into the resource estimation (Figure 35). In 2019, an infill drilling program totalling 1,330.7 m was conducted to convert Inferred Resources to Indicated Resources and to confirm the westward extension of the deposit. In 2021, a drilling program of 20 drill holes was completed, for a total of 7,953 m. The program was designed to test for potential mineral resource extensions (Figure 36). Assays for uranium demonstrate background levels, at 10-20 ppm. Thorium does not exceed 100 ppm.

47 Figure 35: Cross section showing underground drillholes and the interpreted pegmatite model with Inferred mineral resource extensions in blue Source: EUR ASX Announcement, 1 December 2021

48 Figure 36: 2021 drillhole locations Source: EUR ASX Announcement, 1 December 2021 Lithium Exploration Projects There is minimal published previous exploration other than the rock chip sampling by Richmond the previous tenement holder as shown in Figure 37 from Bretstein-Lachtal. Internal due diligence reports in 2023 by European Lithium resulted in the collection of rock chip samples from Bretstein-Lachtal which confirmed Richmond's previous work Figure 38 .

49 Figure 37: Results of Due Diligence sampling (pink labels) and results of Richmond Minerals Inc (vendor) sampling (grey and white labels) Source: ASX: EUR 21 June 2023 The internal due diligence sampling supported the vendor's sample results and identified four initial prospects, justifying more systematic exploration: ■ Keckgraben ■ Ebner Quarry ■ Pusterwald ■ Hirnkogel A detailed lithological and structural mapping program was completed near Ebner Quarry within the Bretstein-Lachtal area. The Company identified a prospective spodumene-bearing pegmatite vein, and three drill holes have been planned for future exploration. The total length of the planned drill holes was approximately 220m. Klementkogel and Wildbachgraben are very early-stage exploration areas, and the distribution of spodumene-bearing pegmatites is relatively unknown, though some outcrops have been reported historically.

50 Figure 38: Rock chip Sampling results by Richmond Minerals from Bretstein-Lachtal Source: ASX: EUR 21 June 2023 3.7 Exploration Potential The Wolfsberg Project is located within a district of known spodumene bearing pegmatites, that being the Austroalpine Unite Pegmatite Province as described above. The potential at Bretstein-Lachtal is for typical spodumene bearing pegmatite similar to that described in the Wolfsberg Area. Given the early stage of the project, the potential is still being defined through mapping of pegmatites and structures, and sampling to identify targets for drill testing. It is unknown what potential there is at the Klementkogel and Wildbachgraben prospects, other than they appear to host similar geology to the Bretstein and Wolfsberg area. VRM notes that the work on the Bretstein-Lachtal tenements completed by European Lithium has no accompanying statement confirming that it has been reported in accordance with the JORC Code (2012) and does not contain a Competent Persons Statement. However, VRM has read the reports of the work completed and is of the belief that it has been conducted to industry standards and does not have any material concerns. 3.8 Mineral Resource Estimate - Wolfsberg An MRE for the Wolfsberg Project was reported in accordance with the JORC Code and released by EUR in ASX Announcements dated 5 April 2018 with updates on 9 November 2021 and 1 December 2021. The reader is referred to those announcements, which are available to view on https://europeanlithium.com, for further information, including JORC Table 1 Sections 1, 2 and 3. VRM is aware that CRML most recently referred to the same Wolfsberg MRE in its Annual Report Form 20-F for the fiscal year ended 30 June 2025 filed with the US SEC subsequent to the Valuation Date.

The 2021 MRE is reported as Measured, Indicated and Inferred Resources in accordance with JORC Code classifications, for a total of 12.9 million tonnes at 1.00% Li_2O as summarised in Table 6. This is an update on the previously announced MRE of 9.7 Mt at 1.03% Li_2O in the Measured and Indicated Resource categories (EUR ASX Announcement, 9 November 2021). The current MRE includes an additional Inferred Resource estimate of 3.1 Mt grading 0.90% Li_2O (EUR ASX Announcement 1 December 2021).

Table 6: Current MRE for Wolfsberg project as reported 1/12/2021

Category	Tonnage (t)	Grade (% Li_2O)
Measured	4 313 000	1,13
Indicated	5 430 000	0,95
Total (M+I)	**9 743 000**	**1,03**
Inferred	3 138 000	0,90
Total (M+I+In)	**12 881 000**	**1.00**

Notes:
1) resources estimated based on minimum mineralized intersection of 0.5m
2) bulk density of 2.73 t/m³ applied to volumetric estimate
3) Grade is based on length weighted mineralized intersections, assuming minimum intersection width of 2m and incorporates internal dilution.

Source: EUR ASX announcement 1 December 2021

The information that relates to Mineral Resources in Table 6 is extracted from the EUR ASX announcement dated 1 December 2021 and is available to view at the European Lithium Ltd website (https://wcsecure.weblink.com.au/pdf/EUR/02460462.pdf) and the ASX. The Company confirmed with VRM that it is not aware of any new information or data that materially affects the information included in the original market announcement, and that in the case of the estimates of the Mineral Resources, that all material assumptions and technical parameters underpinning the estimates in the relevant market announcement continue to apply and have not materially changed. The Company confirmed with VRM that the form and context in which the Competent Person's findings are presented have not been materially modified from the original market announcement.

As required by the VALMIN Code, VRM has undertaken a high-level review of the MRE and provides a summary of the MRE, taken from publicly available company reports, plus an assessment of the appropriate level of quality and reasonableness which is provided in the subsequent VRM comments. The underlying geological or geochemical datasets have not been validated, nor has there been a complete audit or reassessment of the MRE. The Mineral Resources for Wolfsberg have not been re-reported or re-estimated as part of this report. The technical data was reviewed at a high-level, but full due diligence was not undertaken.

The MRE was prepared by independent consultants and reported to be audited by a qualified Competent Persons who was a registered geoscientist with the Association of Professional Geoscientists of Ontario, which is a Recognised Professional Organisation.

No independent audit of the current MREs has been undertaken. The Competent Person conducted site visits in October 2014 and August 2016 to review twin-hole drilling for historical data verification, QA/QC procedures, and resource drilling. No areas of concern were reported by the Competent Person.

51

52 Drilling, Sampling and Analysis The updated MRE incorporated additional data from twenty (20) holes for a total of 7,953m of core obtained from new drilling completed in August 2021. The new data were used to confirm previous interpretations and to increase data density. These holes were drilled on a nominal 100m line spacing as infill to provide nominal sample spacing at 50m and not more than 100m. The original Minerex exploration information was validated with a program of twin hole underground drilling and channel sampling in 2016. The results were reported to show a good correlation between the positions of the intersections, the thicknesses of the intersections, and the lithium grade of the intersections and the Competent Person approved the use of the primary Minerex data for a Measured and Indicated Resource classification reported in accordance with the JORC Code. Sample spacing ranged from 0.1 m to 1.2 m from quarter HQ core, with individual samples being less than 1.0 m in length for a total of 1,402 samples (including blanks, standard samples, and duplicates). Analysis was done using four-acid digestion by ALS Minerals in Ireland Estimation Methodology A semi-3D interpolation modelling approach was used for the MRE using Geovia Surpac and Seequent Leapfrog software. The strike and dip of the veins typically have a dip of 60 and a dip direction of 20. Average vein thickness is about 1.45m with a maximum of 5.5m. Considering that thickness and grade were key parameters for the model, and due to the tabular nature of the veins the modelling, a 2D model for both the grade and the thickness were created. The vein thickness is corrected for orientation to the projection plane of the 2D modelling (Figure 39). Some of the veins were interbedded with waste whilst others were considered as vein packages of pegmatite and waste. Vein grades related with interbedding included and therefore internal dilution comprised about 13% of sample composites. Interpolation parameters were derived from variography analysis. Variogram ranges are about 75 m for thickness and 75 m for grade, but a nugget effect was reported for both due to the variability of Li2O grade. The search distance is set at 100 m for both grade and thickness. Varying extrapolation parameters were used in the strike and dip directions depending on the resource classification. For Inferred resources, extrapolation was limited to 50 m beyond the interpretation, 20-40m for Indicated resources and no extrapolation for the Measured resources. Modelling was done on a 25m by 25m grid based on stope dimensions. Kriging methodology used a search and modelling distance of 150m. The reported grade is the average grade across the vein, including interbedding, assuming a minimum width of 2m.

2D-modeling plane in 3D position
according to general strike/dip of vein or deposit
e.g. vein 7

Figure 39: Illustration of semi-3D model

Source: EUR ASX announcement 1 December 2021

Bulk Density

Density measurements were obtained for pegmatite and the major host rocks, amphibolite and mica schist, using the Archimedes method. For mineralised pegmatite zones, density was measured at 0.5 m intervals. The resultant densities are summarised below:

- Pegmatite: 565 samples, 2.70 t/m^3
- Amphibolite: 1837 samples, 3.00 t/m3
- Mica schist: 2936 samples, 2.83 t/m3

Whilst there were slight differences in density between the two pegmatite types, an average density of 2.73 t/m3 was used to calculate tonnage within the mineral resource envelope.

Modifying Factors (mining, metallurgical)

No cut-off grade is applied as the anticipated mining method is long hole open stoping which assumed all material is taken, and a minimum mining width of 2m. Mining studies undertaken by SRK Consulting in 2017 included a preliminary mining layout utilising a standard stope shape of 25 m high by 75 m wide with 4 m rib and sill pillars.

By-products were not considered in the resource model estimate. Minerex had conducted metallurgical testing and concluded that a 6% Li_2O spodumene concentrate could be produced by crushing, grinding, flotation and magnetic separation. This work indicated that spodumene recoveries of over 85% could be produced from both high grade and low grade ores contaminated with 10% amphibolite or 10% mica schist. In addition, ceramic grade feldspar could also be produced with feldspar recoveries of >90% at concentrate grades of >86% feldspar from both ore types. The recovered feldspar amounted to 28-32% of the head feed. Glass-grade quartz concentrate was also produced from both ore types, with

53

54 recoveries ranging from 15-17% of the head feed achieved. A mica concentrate was also considered a possible by-product using screening after milling. Limited testwork also demonstrated that the spodumene concentrate was amenable to conversion to lithium carbonate. A 96% Li2CO3 product was produced at a 93% recovery from a 6% Li2O spodumene concentrate. More detail is provided in Section 3.9. 3.8.1 VRM Comment VRM has conducted a review of the reasonableness of the MRE within the Wolfsberg Project. VRM was not supplied a copy of the full 2012 JORC Resource Report for review, and the opinion provided here is based on the review of the various ASX announcements relating to the MRE. Based on the review VRM has not identified any material areas of concern. There is a geological distinction and grade difference reported between the amphibolite and mica schist host rocks; but, these units have not been modelled separately, and therefore their impact on the resource is not understood. Major structures are reported in the JORC Table 1, Section 1. However, the impact of these structures is not documented in the geological model or Mineral Resource, and therefore it is unknown whether they affect the grade, thickness or continuity of the mineralised pegmatites. Li2O grade is reported to exhibit high variability over short distances. In VRM's view, the information provided was of reasonable quality and sufficiently addressed the requirements for assessing the reasonableness of the approach to the various Mineral Resource estimates. VRM has not verified all underlying geological datasets, nor has VRM completed a comprehensive review of the Mineral Resources for the Project as at the date of this report. The technical data was reviewed at a high level; however, full due diligence was not carried out. 3.9 Ore Reserves and Economic Studies An Ore Reserve Estimate (ORE) for the Wolfsberg Project was reported in accordance with the JORC Code and released by EUR in ASX Announcements dated 8 March 2023 with the Ore Reserve Statement effective date of 1 July 2022. The reader is referred to the March 2023 announcements, which are available to view on https://europeanlithium.com, for further information, including JORC Table 1 Sections 1, 2, 3 and 4. The Ore Reserve Statement was prepared by an Independent Competent Person and reviewed by an Independent consultant qualified as a Competent Person in reporting Ore Reserves. The 2022 ORE is reported as Proved and Probable in accordance with JORC Code classifications, for a total of 11,483 kilotonnes at 0.64% Li2O as summarised in Table 7.

55 Table 7: Ore Reserve Statement, 1 July 2022 Note: AHP = Amphibolite hosted pegmatite, MHP = Mica schist hosted pegmatite Source: EUR ASX Announcement 8 March 2023, Definitive Feasibility Study results The information that relates to Ore Reserves in Table 7 is extracted from the EUR ASX announcement dated 8 March 2023 and is available to view at the European Lithium Ltd website (https://wcsecure.weblink.com.au/pdf/EUR/02641027.pdf) and the ASX. The Company confirmed with VRM that it is not aware of any new information or data that materially affects the information included in the original market announcement, and that in the case of the estimates of the Mineral Resources or Ore Reserves, all material assumptions and technical parameters underpinning the estimates in the relevant market announcement continue to apply and have not materially changed. The Company confirmed with VRM that the form and context in which the Competent Person's findings are presented have not been materially modified from the original market announcement. As required by the VALMIN Code, VRM has undertaken a high-level review of the ORE and provides a summary of the ORE, taken from publicly available company reports, plus an assessment of the appropriate level of quality and reasonableness which is provided in the subsequent VRM comments. The underlying geological or geochemical datasets have not been validated, nor has there been a complete audit or reassessment of the ORE. The Ore Reserves for Wolfsberg have not been re-reported or re-estimated as part of this report. The technical data was reviewed at a high-level, but full due diligence was not undertaken. Modifying Factors The modifying factors considered were: ■ Mining dilution was based on a geotechnical assessment: 0.2m of dilution was applied to the footwall, and 0.5m of dilution was applied to the hanging wall. A minimum stope width of 1.2m was set-up in the stope optimiser. Minimum stope width designed was 1.9m. ■ Dilution from development was reduced by split firing. ■ Stoping recoveries of 60 to 90% were applied depending on whether back fill was available when the stope was mined.

56 ■ Development recovery was assumed to be 100%. ■ Cut off grade calculation considered ore sorting based on the waste/ore ratio. Economic Modelling VRM has reviewed the LOMP Financial modelling parameters presented in the 8 March 2023 EUR ASX announcement. The underlying financial model was not provided to VRM for review. Figure 40: LOMP Production Profile Source: EUR ASX Announcement 8 March 2023, Definitive Feasibility Study results The LOMP capital costs (Table 8) presented of US$0.86 billion in real 2022 terms appear to have been estimated to a level of accuracy consistent with a Definitive Feasibility Study of +/- 10 to 15%.

Table 8: LOMP Capital Costs

Work Breakdown Structure (WBS) Area Description	Capex (Excluding Contingency)	Contingency P80	Capex (Including P80 Contingency)
Mine	US$154,598,630	20.00%	US$185,518,356
Concentrator Plant	US$257,869,041	14.44%	US$295,104,268
Hydrometallurgical Plant	US$265,401,170	21.00%	US$321,135,415
Laboratory	US$2,631,160	20.00%	US$3,157,392
Backfill Plant	US$14,244,761	20.00%	US$17,093,713
Owners Costs	US$38,578,363	14.44%	US$44,149,079
Total Project Cost	**US$736,122,288**	**US$133,395,994**	**US$866,158,223**

Source: EUR ASX Announcement 8 March 2023, Definitive Feasibility Study results

The LOMP operating costs (Table 9) presented of US$2 billion in real 2022 terms appear to have been estimated to a level of accuracy consistent with a Definitive Feasibility Study of +/- 10 to 15%.

Table 9: LOMP Operating Costs

Description	Unit	Value over LOM	Value per Tonne ROM	Value per Tonne LHM
LOM ROM	t	11,482,763		
LOM LHM	t	129,569		
Mining	US$	484,790,446	42.2	3,742
Concentrator Plant	US$	410,322,708	35.7	3,167
Hydrometallurgical Plant	US$	686,525,091	59.8	5,299
Backfill Plant	US$	91,426,835	8.0	706
Owners Cost	US$	31,500,000	2.7	243
Products Transport Cost	US$	305,036,411	26.6	2,354
Total	**US$**	**2,009,601,491**	**175.0**	**15,510**
Note: The cost in the table is in real terms.				

Source: EUR ASX Announcement 8 March 2023, Definitive Feasibility Study results

The LOMP production profile presented appears reasonable to VRM.

The LOMP LHM price and revenue forecasts used in the financial modelling were optimistic based on historical averages (see Figure 41). The prices used in the modelling ~US$54K/tonne whilst less than the 2022 spot price, are in excess of the historical average which is less than US$20,000 per tonne. VRM also notes that the spot LHM price as at June 2026 is US$21,750 per tonne.

The DFS sensitivity analysis undertaken by European Lithium flexed the LHM price down by 20% and the NPV reduced from US$1,500M to US$892M, an NPV reduction of 40%. So, it is reasonable to state that a 1% reduction in project revenue results in a 2% reduction in NPV.

The revenue reduction from US$54,000 /tonne to US$21,750 /tonne is 60%. From this VRM concludes that the current spot price of US$21,750 /tonne would likely result in a negative NPV if there were no other changes to the current mine plan.

57

58 Figure 41: LOMP Price forecasts Source: EUR ASX Announcement 8 March 2023, Definitive Feasibility Study results Figure 42: Sensitivity Analysis Source: EUR ASX Announcement 8 March 2023, Definitive Feasibility Study results

59 3.9.1 VRM Comment In the opinion of VRM the technical work undertaken to define the Mineral Resources and Ore Reserves was of a high quality. The Ore Reserves declared in 2022 were valid at that time and were reported in accordance with the JORC Code (2012), although in VRM's opinion the commodity prices used were optimistic. Given the current spot price of LHM at US$21,750, VRM is of the opinion that if the current LHM commodity price were input into the financial model, then the resulting NPV would be negative. VRM does not believe that the project has no value. An improvement in the LHM price would change the NPV outcome. For the purposes of a VALMIN Code valuation, VRM does not recommend a DCF be used as a valuation method for Wolfsberg and has therefore considered other methods to determine a mineral asset valuation. VRM notes that the full Mineral Resource and Ore Reserve reports were not available for review by VRM. Also, the Ore Reserve DCF financial model was not made available to VRM to review. The opinions stated here are solely based on a review of the ASX announcement on 8 March 2023.

60 4. Leinster Project, Ireland The Leinster exploration project, within the Republic of Ireland, comprises the Southern Block and the Northern Block, which are in eastern Ireland, extending southwest of Dublin. Exploration is focused on lithium mineralisation within spodumene-bearing pegmatites. The most recently reported information on the properties was reported by EUR in mid 2025 (EUR ASX dated 30/07/2025). Other information reviewed includes that published in various public releases to the London Stock Exchange (LSE) by previous owner LRH Resources. 4.1 Location and Access The Leinster Northern Block is located in the counties of Wicklow and Dublin, whereas the Leinster Southern Block, located to the southwest of the Northern Block, is within the counties of Wexford, Carlow and Kilkenny as shown in Figure 43. Figure 43: Leinster Lithium project location and tenure Source: EUR ASX Announcement 25 November 2024

4.2 Ownership and Tenure

The Leinster project comprises 23 granted prospecting licences (**PL**), 100% owned by European Lithium Ltd, which acquired the Leinster lithium project from LRH Resources Limited (**LRH Resources**), a subsidiary of Technology Minerals plc (**LSE:TM1**), on 25 November 2024. The project tenements are held by LRH Resources, which holds 100% of the rights, title and interest in the project. Tenure is listed in Table 10.

Table 10: Summary of Leinster Lithium Project tenure

Project Area	No of Tenements	Tenement	Company Equity	Registered Holder	Date Granted	Expiry Date	Total Area (approx.)
Leinster North	7	3030, 3285, 3799, 4540, 4541, 4545, 4546	100%	LRH Resources Limited	12 Oct 2018	12 Oct 2030	246 km2
Leinster North	8	4536, 4537, 4538, 4539, 4542, 4543, 4544, 4547	100%	LRH Resources Limited	23 Oct 2018	12 Oct 2030	233 km2
Leinster South	1	1597	100%	LRH Resources Limited	22 Mar 2022	22 Mar 2028	48 km2
Leinster South	7	1541, 1542, 3213, 3214, 3895, 3896, 4054	100%	LRH Resources Limited	1 Dec 2022	1 Dec 2028	234 km2

The project is divided into the Northern Block (NE Leinster), which was granted in October 2018 and comprises 15 prospecting licence areas (**PLA**) covering 479 km^2 (Figure 44) and the Southern Block (SW Leinster), which comprises 8 PLAs granted in 2022 covering 282 km^2. In Ireland, the Geoscience Regulation Office (**GSRO**), which operates under the DCEE, oversees the regulation, licensing, compliance and enforcement roles for mineral and petroleum exploration, production and decommissioning. The maximum term of a PL is 6 years unless the GSRO considers it appropriate to grant a licence for a shorter term. EUR reported in an ASX announcement dated 31 March 2026 that it had secured the granting of the Northern Block tenure, which VRM has assumed to be the full 6-year term extension that was applied for.

VRM has compared the tenement outline of the plan reported by EUR (ASX Announcement, 25 November 2024) (Figure 43) with the tenement outlines from the DCEE web application and the OPALS viewer and found them to be consistent.

The authors of this report are not qualified to provide extensive commentary on the legal aspects of the tenure of the mineral properties or compliance with the legislative environment and permitting in each country where the projects are located. Regarding the tenement standing, VRM has relied on publicly available information.

61

62 Figure 44: Location of licences comprising the Leinster North Lithium Project Source: Williams and Long, 2022 4.3 Regional Geological Setting The Leinster project lies to the south of the Iapetus Suture, which is an ancient collision zone that joins the northern Laurentian and southern Avalonian landmasses. In Ireland, the Iapetus Suture runs from the Shannon Estuary in Co. Limerick across to Clogherhead in Co. Louth, before continuing on to the Solway Firth and then the Cheviot Hills in England. South-eastern Ireland lies on the micro-continent of Avalonia. Thick successions of Ordovician rocks were formed in Wicklow, Wexford and Waterford, comprising fine-grained sedimentary rocks deposited as muds and silts in deep-water (Sleeman et al,

2004). These rocks are shown as purple in Figure 45. Volcanic activity due to the movement of the Iapetus and subduction resulted in local occurrences of basalts (including pillow basalts) and andesites. This volcanic activity also produced exhalation of metalliferous brines onto the sea-floor which later metamorphosed to manganese-rich sedimentary rocks. Rhyolitic volcanic rocks at Avoca, Co. Wicklow contain copper, lead, zinc and gold. Copper was mined at Avoca until 1983.

Large volumes of granitic rocks were emplaced during the late Silurian - early Devonian (420 - 390 million years ago), as shown in pink in Figure 45. There are many separate granite bodies in the region that vary in composition. The Leinster project covers the Leinster Granite, which comprises five plutons that were diapirically emplaced into the Lower Palaeozoic rocks of the Leinster Massif. Spodumene and spodumene-free pegmatite dikes occur along the eastern margin of the Leinster Granite batholith. Work by Barros and Menuge (2016) suggests that the Leinster Granite granodiorite and pegmatite magmas formed from chemically distinct source rocks, with the pegmatite magmas forming in a younger event.



Southern Block
Southern Block
Glendalough
Ballycorus
Rathdown Upper
Kildare
Ballymore Eustace
Rickardstown
Graceffeld
Mullaghmore
Derrykearn
Rapla
Galmoy
Lisheen
Kilcarry Bridge
Bennettsbridge
Ballinacappoge
Coolgarrow
Ballinglen
Cronebane
Moylisha
Aclare
Knocknalour
Carnew
Kilrush
Churchtown
Enniscorthy
St. Mullins
Oldcourt
720000
690000
660000
630000
Mineral Deposits and Occurrences
0
15
30 km
N
Faults
Serpentinite and sedimentary melange (Palaeozoic)
Ordovician granitic rocks
Lr Palaeozoic basic-intermediate intrusion
Siluro-Devonian granitic rocks & appinite
Palaeogene granitic rocks
Palaeogene rhyolite
Palaeogene basic intrusive rocks
Palaeoproterozoic gneiss
Mesoproterozoic gneiss
Neoproterozoic schist and gneiss
Neoproterozoic metasedimentary rocks - Dalradian
Cambrian greywacke, slate, quartzite
Ordovician volcanic rocks
Lower-Middle Ordovician slate, sandstone, greywacke, conglomerate
Middle-Upper Ordovician slate, sandstone, greywacke, conglomerate
Late Ordovician-Silurian deep marine greywacke, mudstone (Longford-Down)
Silurian terrestrial - shallow marine sandstone, siltstone, conglomerate
Silurian deep marine mudstone, greywacke & conglomerate
Devonian volcanic rocks
ORS, sandstone, conglomerate & mudstone
Up. Devonian sandstone & mudstone (Old Head Sandstone Fm)
Carboniferous volcanic rocks
Tournaisian sandstone, mudstone, limestone
Tournaisian limestone
Visean limestone & calcareous shale
Visean sandstone, mudstone & evaporite
Visean to Westphalian redbed sandstone, conglomerate & mudstone
Namurian shale, sandstone, siltstone & coal
Westphalian shale, sandstone, siltstone & coal
Permian sandstone, conglomerate, evaporite
Triassic sandstone, mudstone, evaporite
Jurassic mudstone & limestone
Cretaceous chalk, flint, glauconitic sandstone
Palaeocene basalt lava
Oligocene clay, sand & lignite

Figure 45: Regional geology of Leinster project, showing project tenure in white

Source: VRM compiled using data sourced from https://dcenr.maps.arcgis.com/

4.4 Local Geology and Mineralisation

The Leinster project lies along a 135km long regional structural trend known as the East Carlow Deformation Zone (**ECDZ**) which is a broad regional NE-SW trending structural zone which runs for over 135km along the SE flank of the Leinster Granite Massif between Dublin in the NE and north of New Ross to the SW. It is a zone of known lithium-bearing pegmatites, including the Avalonia Project owned by Blackstairs Lithium Limited (**Blackstairs**). Avalonia is also an early stage exploration property where pegmatites were identified in the 1970s and are currently being explored under the Ganfeng – International Lithium joint venture.

63

64 There are a number of primary prospects in both the Northern Block and Southern Block, as listed below and shown in Figure 45. North Block includes: ■ Aghavannagh Prospect 1 ■ Sorrel Prospect ■ Tonygarrow / Glencullen Prospect ■ Scurlocks Prospect ■ Knocknaboley Prospect South Block includes: ■ Knockeen Prospect ■ Carriglead Prospect ■ Killanure Prospect ■ Craan Prospect ■ Kiltealy Prospect The Knockeen prospect lies within the ECDZ structural trend. 4.5 Previous Exploration A 35km long zone of lithium-bearing pegmatites and aplites centred on the Aclare deposit was discovered during the 1960s and 1970s near the Blackstair granite pluton contact. Spodumene-bearing pegmatites were reported within the Southern Block, at Knockeen and Carriglead (PLA 1597) in the mid 1970s by Aurum Exploration Services (Aurum). Much of the recent exploration work was done in the early 2020s by Technology Minerals, who operated under an exclusive Option and Earn-in agreement with Global Battery Metals Ltd (GBML). A detailed regional structural review and interpretation by GBML in 2023, using remote sensing and regional geophysical data sets, confirmed that Knockeen lies within the ECDZ structural zone and identified structural features and extensions of known structural corridors, which were interpreted as being associated with lithium-bearing pegmatites. A significant structural splay off the primary ECDZ passes south of the Blackstairs Granite Pluton. This feature has been termed the North Wexford Deformation Zone (NWDZ). Reconnaissance work by LRH Resources at the Knockeen - Carriglead prospects in 2022, confirmed the presence of spodumene in float.

65 Figure 46: Map showing the location of Knockeen and Carriglead lithium prospects and historical samples in the Southern Block Source: TM1 LSE Announcement, 20 October 2022 On the northern block, Aurum identified lithium-rich aplite and spodumene pegmatite float boulders within broader zones of Geological Survey of Ireland lithium anomalism in drainage stream sediment samples.

66 Three diamond holes (675m) are reported to have been drilled at the Aghavannagh Prospect in the North Leinster Block, and nine diamond holes are noted to have been drilled for 2,104m at the Knockeen Prospect in the South Leinster Block. The results of this previous drilling have not been reviewed by VRM. Following initial trench sampling at the Knockeen lithium pegmatite project in December 2023, assays revealed elevated lithium grades. In October 2023, a comprehensive structural synthesis of the entire Leinster pegmatite belt identified 25 follow-up targets, including four additional targets on PLA 1597 and 21 new targets on the northern licence block, leveraging geological, structural, geophysical and geochemical studies (TM1 LSE Announcement, 10 December 2024). 4.6 Current Exploration The tenure covers the Leinster Granite Massif. Blackstairs reports that drilling was undertaken in 2013, 2018, and 2021, but results were not reported. The exploration areas are reported to be located along the East Carlow deformation zone, and ongoing exploration will focus on this structure to locate specific prospect areas related to sub-cropping spodumene-bearing pegmatites.

5. Pilbara Exploration Project, Australia

5.1 Location and Tenure

The Australian tenure covers three non-contiguous areas within the West Pilbara region of WA. These project areas are referred to as Munni Munni South, Munni Munni, and Karratha (Figure 47).

Munni Munni South comprises three (3) granted exploration tenements (E47/4532, E47/4534, E47/4544) located approximately 20km northeast of the town of Pannawonica and approximately 90km south southwest of Karratha. Tenure is held by John Wally Resources Pty Ltd which is 50% owned by European Lithium. Access is via the Millstream Road out of Pannawonica.

Munni Munni comprises one (1) tenement in application (E47/4860) and is located approximately 50km south of Karratha and adjacent to the known Munni Munni deposit. The tenement was applied for by John Wally Resources Pty Ltd and has been in application since 30 November 2022. VRM has been advised by EUR that it is second in time application to E47/4857.

The Karratha project area comprises one (1) tenement in application (E47/4144), located between the towns of Karratha and Roebourne. In relation to E47/4144, European Lithium applied for 58 Blocks on 25 March 2019; however, VRM has been advised that only 50 blocks were won in a ballot and therefore available for grant. The application is progressing through the WA Mining Act regulatory process.

It is uncertain whether the applications will be granted.

Table 11: Summary of Pilbara tenure, Australia

Tenement ID	Project	Registered Holder	Company Equity	Status	Granted Date	Expiry Date	Total Area (Blocks)
E47/4532	Munni Munni South	John Wally Resources Pty Ltd	50%	Granted	05-Jul-22	04-Jul-27	70
E47/4534	Munni Munni South	John Wally Resources Pty Ltd	50%	Granted	27-Jan-22	26-Jan-27	70
E47/4544	Munni Munni South	John Wally Resources Pty Ltd	50%	Granted	13-Jun-24	12-Jun-29	70
E47/4860	Munni Munni	John Wally Resources Pty Ltd	50%	Application	n/a	n/a	7
E47/4144 [2]	Karratha	European Lithium Limited	100%	Application	n/a	n/a	50

Notes:

1. John Wally Resources Pty Ltd is 50% owned by EUR.
2. 58 blocks applied for, 50 available for grant

67

500000
POINT SAMSON
WICKHAM
COSSACK
DAMPIER
KARRATHA
E 47/4144 , PENDING
ROEBOURNE
BALLA
7700000
Sherlock
E 47/4860 , PENDING
CHICHESTER RANGE
E 47/4534 , LIVE
E 47/4544 , LIVE
E 47/4532 , LIVE
N
0
40 km
PANNAWONICA
500000

Figure 47: Pilbara exploration project tenure, WA

Source: VRM compiled from DPME data, GDA2020, Zone 50

VRM has relied on publicly available information from the DMPE and Mineral Titles Online (**MTO**) records, accessible via the WA Government website, to obtain tenure information and has found this to be consistent with the information published by EUR.

5.2 Geological Context

The tenure package is entirely within the Archean Pilbara Craton, a 3800–2830 Ma, 500 000 km^2 segment of Archean granite–greenstone crust underlying the Pilbara region of northwestern WA. Over 80% of the Pilbara Craton is concealed beneath unconformably overlying Neoarchean and Proterozoic volcanic and sedimentary successions (Hickman, 2021).

The project tenure spreads across parts of the Central Pilbara Tectonic Zone (**CPTZ**) with Munni Munni South and Munni Munni, and the Karratha tenure in the West Pilbara Superterrane (**WPT**). The West Pilbara Superterrane is composed of the Regal Terrane, Karratha Terrane and Scholl Terranes. The CPTZ is superimposed on the Regal and Scholl Terranes and on basins of the younger De Grey Superbasin in the northwest Pilbara Craton (Hickman, 2021). Figure 48 shows the 1:500k regional geology sourced from the DMPE.

The project is at an early-stage exploration, with no Mineral Resource estimates or Ore Reserve estimates reported in accordance with the JORC Code (2012) within the project.

68

69 Figure 48: 1:500k Regional geology showing EUR Pilbara tenure in white Source: VRM compiled using data sourced from DMPE. Munni Munni South (E47/4532, E47/4534, E47/4544) Munni Munni South surrounds the Blacktop prospect, as reported by the Department of Local Government, Industry Regulation and Safety (DMIRS). The bedrock geology of the area comprises the Kylena Formation (volcanic lavas and sedimentary rocks), Tumbiana Formation and Maddina Formation (volcanic sediments) (Figure 49). The area is considered prospective for VMS or epithermal styles of mineralisation, potentially hosting gold, copper, lead and zinc. No significant economic gold or base metals deposits are reported. The Tumbiana Formation, which consists of turbiditic bedded tuff, tuffaceous detrital rocks with thin dolomite, chert and shale, hosts the majority of previously identified anomalism by Helix Resources in 2008 for gold and base metals from stream, soil and rock chip samples (WAMEX A81347). Historically DeBeers had also explored the area for diamonds at Blacktop.

440000
450000
460000
470000
490000
7650000
7640000
7630000
7620000
7610000
Hardey Formation
Kylena Formation
Tumbiana Formation
18ABAD02
ASD-1Au, Ag
18ABAD01
E 47/4534 , LIVE
Tarlwa Pool Tonalite
Hardey Formation
Tarlwa Pool Tonalite
DD84MF1
Mingar ProjectAu, Ag
E 47/4544 , LIVE
Blacktop UnnamedDmd
BlacktopDmd
BDH003
BLE021/04DH01
E 47/4532 , LIVE
Maddina Formation
ClurrieDmd
Jeerinah Formation
Clurrie Kimberlite / HelixDmd
PANNAWONICA
N
Marra Mamba Iron F
Robe River (Pb)Pb, Ag
Middle Robe Mesa 2400EFe
0
20 km

Figure 49: Geology of Munni Munni South tenure

Source: VRM compiled using data sourced from DMPE

E47/4860 (Application)

E47/4860 is situated just south of the known Munni Munni PGE deposit which is a layered intrusion comprised of ultramafic and gabbroic cumulates. The Munni Munni Intrusion has intruded granitoids (Cherratta granitic complex) of the Pilbara Craton and is unconformably overlain by sedimentary and volcanic rocks of the Fortescue Group.

Widespread surface anomalies in PGE, nickel, copper and chromium have been identified by adjacent tenure owners across the intrusion, highlighting the broader prospectivity of the system and multiple potential target corridors for follow-up drilling.

The tenement is therefore considered prospective for PGE, nickel and copper mineralisation.

E47/4144 (Application)

The Karratha tenure is dominated by rocks of the Cleaverville Formation, Regal Formation, Nickol River Formation and the Roebourne Group (Figure 50). The Roebourne Group comprises a series of greenstone mafic/ultramafic volcanics, intercalated at times with sedimentary units, including various cherts, BIF, clastic sediments, conglomerates, and carbonates, some of which have undergone varying degrees of contact and regional metamorphism. The Karratha Granodiorite exists in the south-western

70

corner of E47/4144. The project area is considered prospective for copper, gold and lithium mineralisation. Gold mineralisation is found in association with shearing and faulting, often at contacts between units around the Regal thrust and splay shears in quartz veins within strongly sheared chlorite serpentine schists.

Gold discoveries in the Nickol River and Weerianna areas are both associated with the Regal Formation and the Nickol River Formation. There has been significant structural deformation associated with the Scholl shear zone and the Regal thrust as well as numerous related splays and faults (Figure 50).

The Cleaverville Formation, which is within the Nimingarra Formation near the upper part of the Group, hosts iron-enriched BIF pods, with abundant magnetite, and banded jaspilite, and varies in thickness.


EUROPEAN
LITHIUM
E47/4144
KARRATHA
ROEBOURNE
Bedrock Geology
Nickol River Fm
Roeburne Group
Regal Fm
Cleaverville Fm
Scale: 1:150,000
GDA 1994 MGA Zone 50
480000mE
490000mE
500000mE
510000mE
520000mE
116°50'
116°55'
117°
117°05'
117°10'

Figure 50: Bedrock geology within E47/4144 area.

Note: Tenure outline in blue is different to current application.

Source: EUR ASX Announcement, 11 November 2020

5.3 Exploration

European Lithium has not reported any exploration activity on the granted tenure. For E47/4144, initial desktop analysis of government data and previous open file statutory reports was reported in the EUR ASX announcement on 11 November 2020. There have been brief comments on reconnaissance fieldwork mentioned in ASX quarterly reports on the granted tenements, but this has not resulted in significant discoveries. The findings are summarised below.

E47/4144

EUR reported several areas of prospectivity within the tenement which relate to extensions of known gold occurrences at Weerianna and Nickol River, as evidenced from magnetic anomalies that continue

71

72 into E47/4144 (Figure 51). EUR reports that they plan to target exploration along these trends, specifically where they intersect structures such as shears in and around the Regal thrust, or the crests/troughs of folded units, for possible reef-style formations. Figure 51: Regional magnetic imaging in the area of E47/4144 Note: Tenure outline in blue is different to current application. Source: EUR ASX Announcement, 11 November 2020

73 6. Ukraine Projects VRM understands that European Lithium via the Company's wholly owned subsidiary European Lithium Ukraine LLC (EUR Ukraine) is applying for permits to conduct exploration, extraction and production of lithium at the Shevchenkivske Project and Dobra Project in Ukraine. The Shevchenkivske Project is in Russian occupied territory and the Dobra Project is in the Kirovohrad region as shown in Figure 52. Figure 52: Location of the Ukraine Project areas Source: Internal company reports, 2021 Based on announcements made by the company, VRM understands that in September 2025 the Ukrainian government commenced a tender process for Dobra and that EUR Ukraine submitted its formal application in December 2025 as per the requirements of the tender process. In early 2026, the Ukraine government announced that the Dobra Project had been awarded to another participant in the auction process. However, European Lithium is of the view that the Company's bid was superior to the awarded party and has challenged the decision. Based on the high degree of uncertainty relating to the outcome of any legal proceedings, VRM is not confident that the Company will secure the ground at Dobra nor be able to operate safely in the medium term due to ongoing conflict, particularly at the Shevchenkivske Project. On this basis VRM has not reviewed the detailed geology or previous exploration relating to these projects and has not assigned any value to the Ukrainian mineral assets.

7. Valuation Methodologies used in this report

The VALMIN Code outlines various valuation approaches applicable to properties at different stages of the development pipeline. These approaches include valuations based on market-based transactions, income, or costs, as shown in Table 12 and provides a guide on the most relevant valuation techniques for various assets. Appendix A outlines the detailed methodology for each method and the grounds for determining which method to use.

Table 12: VALMIN Code 2015 valuation approaches suitable for mineral Properties

	Valuation Approaches suitable for mineral properties			
Valuation Approach	**Exploration Projects**	**Pre-development Projects**	**Development Projects**	**Production Projects**
Market	Yes	Yes	Yes	Yes
Income	No	In some cases	Yes	Yes
Cost	Yes	In some cases	No	No

Source: VALMIN, 2015 Table 1

In accordance with the definitions used in the VALMIN Code, both the Tanbreez Project and the Wolfsberg Project are categorised as Advanced Exploration Projects. There are MRE's within these Projects which are reported in accordance with the JORC Code (2012). The Wolfsberg Project also has Ore Reserves which were reported in 2022 in accordance with the JORC Code, but the project has not advanced since the declaration of the Ore Reserves and these are now not considered current. Pre-development projects are defined in VALMIN as tenure holdings for which a decision has been made to proceed with construction or production or both. VRM understands a decision to proceed with the development of Wolfsberg has not yet been made and is unlikely to be made until there has been either an improvement in the short-term lithium price or a binding long-term offtake at a higher price.

As outlined further below, in VRM's opinion, the Tanbreez Project should be valued using a prospectivity enhancement multiplier (**PEM**) approach based on exploration expenditure as the primary valuation method, while a comparable transaction approach based on Resource Multiples and a yardstick approach serve as secondary valuation techniques.

In VRM's opinion, the Wolfsberg project should be valued using a comparable transaction method based on Resource Multiples as the primary valuation method (with appropriate discounts applied), while a yardstick approach serves as the secondary valuation. Additional valuations, such as a Geoscientific or Kilburn approach have been used to assess the value of the exploration potential within other regional tenement holdings.

The other projects described in the Report are all considered Exploration Projects. These are valued applying a Geoscientific approach as the primary method, with the PEM method applied as a secondary approach.

7.1 Previous Valuations

Apart from Tanbreez, VRM is not aware of any previous valuations for the Mineral Assets owned by European Lithium or CRML.

74

75 VRM understands that Agricola Mining Consultants Pty Ltd (Agricola) completed Independent Valuation Reports on the Tanbreez Project in 2011, 2015, 2021, 2022, 2023 and 2024. These reports were not released in the public domain. 7.2 Valuation Subject to Change The valuation of any mineral property is influenced by several critical inputs, most of which change over time. This valuation utilises commodity price information applicable as at 19 May 2026, which is the valuation date of this report, and considers information up to the date of the Report. This valuation is subject to change due to updates in geological understanding, varying assumptions and mining conditions, climatic variability that may affect the development assumptions, the availability and timing of funding to advance the properties, current and future metal prices, exchange rates, and political, social, and environmental factors related to potential development. Additionally, a multitude of input costs, including but not limited to fuel and energy prices, steel prices, labour rates, and supply and demand dynamics for critical aspects like mining equipment, play a role. While VRM has reviewed several key technical aspects that could impact the valuation, numerous factors remain beyond VRM's control. As of the date of this Report, VRM believes there have been no significant changes in the underlying inputs or circumstances that would materially impact the outcomes or findings of this Report. 7.3 General Assumptions The Mineral Assets of European Lithium and CRML are valued using appropriate methodologies as described in Table 12 and in the subsequent sections. The valuation is based on several specific assumptions detailed above, including the following general assumptions: ■ That all information provided to VRM is accurate and reliable. ■ The valuations pertain solely to the Mineral Assets situated within the tenements controlled by the respective companies, rather than the companies themselves, their shares, or market value. ■ That the mineral rights, tenement security, and statutory obligations were accurately conveyed to VRM and that the mineral licence will stay active. ■ All other regulatory approvals for exploration and mining are either active or will be obtained within the required and expected timeframe. ■ The owners of the mineral assets can secure the necessary funding to continue exploration activities. ■ The commodity prices assumed (where used or considered in the valuation) are as of 19 May 2026, being: ■ US$12.19/kilogram (kg) being the Total Rare Earth Oxide (TREO) Basket price average of US$11.00kg to US$13.38/kg as reported in the most recent MRE announcement, and ■ US$20,000/tonne (t) for lithium carbonate, using a long-term outlook due to recent price volatility (source S&P Capital IQ). ■ The exchange rates used to determine the value in A$ as of the Valuation Date are:

76 ■ US$ to A$ exchange rate of 0.71 (https://www.xe.com/), resulting in a Total Basket (TREO) price of A$17.08/kg and a lithium carbonate price of A$28,015/t. ■ DKK to A$ exchange rate of 4.58 (https://www.xe.com/) was used to convert exploration expenditure incurred at Tanbreez. ■ All currency in this report is in Australian Dollars (A$) unless otherwise noted. If a particular value is in United States Dollars, it is prefixed with US$ and Danish Krone is prefixed DKK.

77 8. Commodity Market Analysis 8.1 Rare Earth Elements (REE) There are 15 Rare Earth Elements (REEs) in the lanthanide series; additionally, yttrium and scandium are often grouped with the lanthanide REEs. Among the 15 lanthanoids, promethium (Pm) does not occur in nature. Therefore, the REE series contains 16 elements. These are scandium (Sc), yttrium (Y), lanthanum (La), cerium (Ce), praseodymium (Pr), neodymium (Nd), samarium (Sm), europium (Eu), gadolinium (Gd), terbium (Tb), dysprosium (Dy), holmium (Ho), erbium (Er), thulium (Tm), ytterbium (Yb), and lutetium (Lu) (McNulty, Hazen, and Park, 2022). The greatest demand for REE is for both military and clean energy applications. Neodymium and samarium are resistant to extreme temperatures, ideal for creating resilient magnets used in electronic and defence applications. Zirconium is an important material for nuclear reactors and ceramics. Niobium is used in superalloys and high-strength steels. Iron and Titanium are present as aegirine (iron silicate) and ilmenite (iron-titanium oxide). The global supply of heavy REE (HREE) is dominated by China and Myanmar. However, geopolitical divisions and a supply rift, in which China cut its production quota for REE concentrates, created a new high-risk environment for the REE supply chain. There are four REE that are currently considered to be of highest value and demand due to their use in permanent magnets. These include LREEs Pr and Nd and HREEs Tb and Dy. Terbium oxide had the highest average domestic price in China of any rare earth oxide as of February 2026, at US$1,040.76/kg, whereas lanthanum oxide had the lowest average price of any rare earth in China at that time, with an average domestic price of US$0.9/kg (https://www.statista.com/). Noting that CRML reported US$1200/kg and US$5/kg in the 2026 amended S-K1300 TRS (Table 13). VRM has independently sourced REE pricing provided by the US Geological Survey, as is summarised below in Table 13 and Figure 53.

78 Table 13: REE pricing for the past ten years (US$/kg) compared to the pricing recorded in the most recently reported Tanbreez MRE (2026) REE Type of REE 20161 20171 20181 20191 20201 20212 20222 20232 20242 20252 20263 Cerium oxide LREE 2 2 2 2 2 1.54 1.45 1.03 1.21 1.71 3.50 Dysprosium oxide HREE 198 187 179 239 258 410 382 330 257 239 250 Erbium oxide HREE 36 53 41 43 46 45 Europium oxide HREE 74 77 53 35 31 31 30 27 27 27 35 Gadolinium oxide HREE 47 75 47 28 30 45 Holmium oxide HREE 140 180 91 67 70 85 Lanthanum oxide LREE 2 2 2 2 2 1.51 1.39 0.96 0.97 1 5 Lutetium oxide HREE 811 814 829 780 888 850 Mischmetal 5 6 6 6 5 5.66 6.52 5.47 5.45 5.62 n/a Neodymium oxide LREE 40 50 50 45 47 98 134 78 56 73 75 Praseodymium oxide LREE 93 128 76 56 74 65 Samarium oxide LREE 203 3.34 2.17 2.01 2.82 15 Terbium oxide HREE 415 501 455 507 628 1340 2050 1300 812 1010 1200 Thulium oxide HREE n/a n/a n/a n/a n/a 450 Yttrium oxide HREE n/a n/a n/a n/a n/a 8 ytterbium oxide HREE 15 14.00 13 14.00 15 35 Total TREO4 736 825 747 836 973 3233 3873 2842 2150 2483 2708 Notes: 1. Average prices in US$/kg taken from Yearly USGS Mineral Commodity Summaries 2021 2. Average prices in US$/kg taken from Yearly USGS Mineral Commodity Summaries 2026 3. Prices are in US$/kg taken from S-K 1300 TRS report dated 13 April 2026 4. TREO basket reported varies

Price trend of Dy, Tb, Pr, Nd
Dy, Pr, Nd Oxide US$/kg
Tb Oxide US$/kg
450
400
350
300
250
200
150
100
50
0
2500
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1500
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2016
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Dysprosium oxide
Neodymium oxide
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Terbium oxide

Figure 53: Ten-year pricing of Tb/Dy and Pr/Nd based on pricing in Table 13

Source: VRM analysis using data sourced from Table 13

Using VRM's analysis of pricing information shown in Table 13 and Figure 53, Tb and Dy combined showed an increase of 137% between 2016 and 2026. This analysis has been considered when pricing the resource multiples for the market based Comparable Transaction Resource Multiples valuation for Tanbreez (see Section 9.1.1).

8.2 Lithium Commodity Market Analysis

An analysis of the current lithium market has been made using S&P Capital IQ's analysis as a guide. Following a period of low and unsustainable pricing resulting in the mothballing of a range of lithium projects and downstream processing facilities at the end of 2023 and continuing to late 2025, 2026 has seen a significant upturn in lithium prices essentially related to supply and demand (Figure 54).

On the supply side, several mines in China have been closed related to regulatory enforcement and licensing. However, based on a more optimistic price outlook, lithium concentrate exports from Zimbabwe have reportedly resumed and additional restarts in Australia have been announced,

On the demand side, global plug-in electric vehicle (**PEV**) sales growth has slowed year-to-date, dragged by subsidy withdrawals in China and the US, though higher fuel prices have supported PEV uptake, cushioning the fall. A more optimistic outlook for battery energy storage systems (**BESS**) is also helping to offset the temporary weakness in PEV demand.

According to S&P Capital IQ's supply and demand analysis, the long-term forecast price for both Lithium Carbonate (**Li_2CO_3**) and Lithium Hydroxide Monohydrate (**LHM**) is expected to average around US$20,000 per tonne (Figure 55). This analysis has been considered when pricing the resource multiples

79

80 for the market-based Comparable Transaction Resource Multiples valuation and the Yardstick valuation for Wolfsberg (see Sections 9.1.2, 9.2). Figure 54: US$ Lithium Price over the past five years Source: S&P Capital IQ Figure 55: Lithium Market Outlook pricing by quarter for next three years Source: S&P Capital IQ

81 9. Valuation of the Mineral Assets The principal mineral assets valued as part of this ITVR are the Tanbreez Project in Greenland and Wolfsberg Project in Austria. The valuation of the earlier stage exploration projects in Austria, Ireland, Australia and Ukraine are also described in this section. VRM has estimated the Tanbreez Project's value on a 100% ownership basis, taking into account the technical information that underpins its prospectivity. At the Valuation Date, the Tanbreez Project has been previously drilled and hosts REE Mineral Resource Estimates (MREs) that have been reported in accordance with the JORC Code (2012) and S-K 1300 in 2026 from the Hill Zone and the Fjord Zone. The 2016 MRE was used to inform a Preliminary Economic Assessment (PEA) that was reported by CRML in 2025. VRM notes that while technical information from the PEA is referenced in this report the financial outcomes of the PEA cannot be reported in accordance with the JORC Code (2012), the ASX Listing Rules and the ASIC guidelines. As described in Section 2.8, the PEA relates to the Fjord Deposit and the Hill Deposit. At the Valuation Date, there are no current Ore Reserves estimated for the Tanbreez Project. An income valuation approach would typically be undertaken when current Ore Reserves exist. However, due to the concerns noted above, this is not deemed an appropriate approach. VRM has undertaken a valuation using several techniques, specifically the prospectivity enhancement multiplier (PEM) approach based on previous exploration expenditure; a Comparable Transaction (Resource Multiplier) and Yardstick method for the reported 2026 Mineral Resources and considered the actual transaction on the Tanbreez Project. The surrounding exploration tenure for Tanbreez is considered to have been captured in these approaches. With regards to the Wolfsberg lithium project in Austria VRM undertook a review of three documents relating to the project. These are: ■ EUR_Positive_Interim_NPV_of_A$862_million.pdf, April 2022. ■ 02620087 Wolfsberg DFS.pdf, January 2023 ■ ASX-EUR_20230308-Wolfsberg Lithium Project DFS Results (8-Mar-23).pdf, March 2023. The purpose of the review was to determine if a discounted cashflow valuation method would be appropriate to determine a value for the project. Whilst VRM was not supplied a full copy of the Mineral Resource and Ore Reserve reports or the underlying financial model for the Life of Mine Plan (LOMP) (ASX: EUR 8 March 2023) the LOMP production profile, Capital and Operating costs presented appeared reasonable to VRM as discussed previously in Section 3.9. Given the current spot price of LHM at US$21,750 per tonne, VRM is of the opinion that if the current LHM commodity price was input into the financial model, then the resulting NPV would be negative. However, VRM does not believe that the project has no value. An improvement in the LHM price would change the NPV outcome. VRM therefore considered that the Wolfsberg project be valued using other valuation methods such as Comparable Transactions (Resource Multiplier) and Yardstick with the Geoscientific method used to quantify exploration project upside outside the main project area.

82 9.1 Comparable Transactions – Resource Multiples For the MREs in the Tanbreez and Wolfsberg Projects, an analysis of completed project-based REE and lithium transactions was compiled for projects that are considered possibly comparable in geopolitical jurisdictions, of similar geology, stage of development and potential development scenarios. 9.1.1 Tanbreez REE Project – Resource Multiples For Tanbreez, VRM researched project transactions sourced from the S&P Capital IQ database using search criteria of REE and 'Lanthanides' for projects with report MREs but no Ore / Mineral Reserves. Due to the limited number of transactions identified additional research was completed based on information in the public domain over the last decade to identify other properties based on geological analogues and in similar jurisdictions including Europe, North America, Australia and Brazil. Projects in Africa were not included as this was assessed by VRM to have a higher risk profile for investment. This final set of data considered in the valuation included 16 transactions involving REE Mineral Resources, as detailed in Appendix B. The implied transaction multiple for REE Mineral Resources was stated in terms of A$/t TREO based on the Total Resource (TREO t) reported by S&P Capital IQ and assumes that the Total Resource reported is appropriate and can be relied on and implies total recovery of all metals. It is used to assist in providing an opinion on the value of the mineral asset, but this is difficult for rare earth deposits as they generally involve complex metallurgical extraction which may not be accounted for in comparing projects simply on a TREO basis. As noted previously there were also several uncertainties identified in relation to the Tanbreez MRE. As rare earth element prices are volatile, there is limited transparency of pricing and future prices are highly uncertain, normalisation of transactions with time is also difficult. Spot pricing normalisation that is typically used for precious metals, or single / few commodities such as gold, cannot be so easily applied and prices or indices for certain elements that could be the focus of development can change dramatically with time. Two transactions related to projects at a more advanced stage (Construction and Feasibility) than Tanbreez and were removed from the analysis. For the remaining 14 projects the median multiple was A$61.61 per tonne TREO (non-normalised). For the ten projects at PFS/Scoping stage, the median multiple (non-normalised) was A$55.86 and the four advanced exploration properties had a median of A$33.35 per tonne TREO. These are detailed in Appendix B. The Norra Kärr Project is considered the most comparable to Tanbreez as it is geologically similar, at a similar stage of development at the time of the transaction and is in Europe. This project had a transaction multiple of A$78.33 per tonne TREO (non-normalised) and is one the highest multiples of this group of transactions. However, given the transaction was from 2016, VRM considered that normalisation of this was necessary to reflect the changed market for REE over the past decade As noted in Section 8.1 VRM's analysis of Tb and Dy pricing showed an increase of 137% between 2016 and 2026. This was applied to the Norra Kärr Project resource multiple to calculate an implied transaction multiple of A$185.65 per tonne TREO (on a normalised basis). The Norra Kärr Project in Sweden has similar geology and is considered a very close analogue to Tanbreez on this basis. The Norra Kärr transaction was announced on 11 May 2016 with British Columbia- based Flinders Resources Ltd acquiring Tasman Metals Ltd for A$14.57 million in a related party shared based deal. Whilst this is company level transaction it has been used as a proxy for a project level transaction due to limited other assets within Tasman Metals. Pursuant to the acquisition, Flinders

Resources changed its name to Leading Edge Materials Corp (**Leading Edge**). Since the transaction, Leading Edge has progressed the permitting for the project and has announced that it is undertaking a PEA assessment of the project. Early economic studies indicate a comparable sized project to Tanbreez. As an additional sense check it is noted that Leading Edge has a current Market Capitalisation of around $70 million at the time of reporting.

VRM believes a range should be established, and based on comparable transactions, has opted to set this range at +/- 25% from the preferred resource multiple for the Tanbreez Project (100% basis).

Using this approach, which is summarised in Table 14, VRM notes that the valuation by this method results in a value that is materially lower than the actual transaction for Tanbreez in 2024. A description and assessment of this transaction is made in Section 9.5.

Table 14: Comparable Transaction Valuation Tanbreez REE Project based on 100% equity

	MRE Contained Tonnes	Multiplier (A$/t TREO)	Lower (-25%) (A$M)	Preferred (A$M)	Upper (+25%) (A$M)
Resource Multiple applied using Norra Karr Transaction Value[1]	170,098	$185.65	23.7	31.6	39.5
Resource Multiple applied using the median of other REE transactions[1]	170,098	$84.40	10.8	14.0	17.9
Preferred Tanbreez Valuation (A$M)			**$23.7**	**$31.6**	**$39.5**

Note:

1. Price was normalised using a price increase of 137% for Dy+Tb between 2016 and 2026

9.1.2 Wolfsberg Lithium Project – Resource Multiples

A global search was made on S&P Capital IQ for hard rock pegmatite hosted lithium project transactions in the past five years containing a reported Mineral Resource. Those that were classified by S&P Capital IQ as being at a more advanced stage (i.e. Feasibility Complete or Operating) were excluded. Transactions that related to company takeovers, rather than property acquisitions were also not considered.

The initial search returned 19 transactions, 13 of which were within western jurisdictions such as Canada, Australia, USA and Brazil. No comparable transactions were returned for Europe. This subset was further analysed and three transactions were removed which represented a population of much lower values. The final set of transactions included five from Canada, one from USA, three from Australia and one from Brazil. Transactions from Africa were excluded as these were not considered comparable in terms of the jurisdiction.

Appendix C summarises the transactions including statistics on the dataset. Using spot pricing the non-normalised average multiple is A$473 per tonne of contained Li_2O and the normalised average multiple is A$562 per tonne Li_2O. Using the long-term outlook pricing of US$20,000 per tonne for LHM (for normalising purposes), a lower normalised average price of A$441 per tonne is calculated.

VRM has chosen to use the long-term price outlook of US$20,000 per tonne rather than the current spot price (as of 19 May 2026) due to extreme price volatility for lithium prices. This has resulted in VRM calculating a preferred long-term price normalised average multiple of A$441 per tonne contained Li_2O.

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The upper limit to the range has been calculated by using the average multiple normalised to the lithium spot price, resulting in a multiple of A$562 per tonne. The lower limit is a 25% discount to the preferred value of A$330 which is just above the 50th percentile.

Table 15 below summarises the valuation and ranges using this method.

Table 15: Comparable Transaction Valuation Wolfsberg Lithium Project

	Lower Value (A$M)	Preferred Value (A$M)	Upper Value (A$M)
	Average -25% using Long-term Li price	Average using long-term Li Price	Average using Spot Li Price
Mineral Resource estimates (contained Li_2O tonnes)	128,564	128,564	128,564
Resource Multiple applied (A$/t contained Li_2O)	$330	$441	$562
Preferred Wolfsberg Valuation (A$M)	**$42.4**	**$56.7**	**$72.3**

9.2 Yardstick Method

As detailed in the Appendices, the yardstick method can also be viewed as a valuation approach, particularly as a cross-check or supporting valuation technique to reinforce the valuation generated by the comparable transaction method. This method is generally employed as a supplementary approach for valuing Ore Reserves and/or Mineral Resources and is based on a percentage of the current metal price.

For Mineral Resource estimates, a common yardstick value ranges between 0.5% and 5% of the current commodity price, depending on the Mineral Resource classification as of the valuation date. For lower classification levels, such as Inferred Mineral Resources, this percentage is lower, reflecting the greater uncertainty compared to Indicated or Measured categories. The risks associated with the resources mentioned above have been incorporated into the Yardstick approach. The yardstick multiples are commonly used for gold transactions and have been developed by the valuation industry as a basis for possible project valuations, drawing on a large dataset of gold transactions. Given that there are few transactions for REE or Lithium projects, this is considered a reasonable guide for possible value; however, due to the limited number of transactions, it serves merely as a guide or a sense check for potential valuation.

VRM has applied various percentage values corresponding to the classification of Mineral Resources within the Tanbreez and Wolfsberg Projects, as well as commodity prices at the Valuation Date, to assess the possible worth of the Mineral Resources within these Projects. The valuations are summarised in Table 16.

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Table 16: Yardstick valuation of the Mineral Resource estimates, based on 100% equity

Project	Contained Metal	Unit	Price (A$)	Concentrate Discount	Lower (A$M)	Midpoint (A$M)	Upper (A$M)
Tanbreez REE Project							
Fjord (Indicated & Inferred MRE)	96,504,000	Kg	$17.08/kg TREO	100%[1]	$11.5	$17.3	$23.1
Tanbreez Hill (Indicated & Inferred MRE)	73,594,000	Kg	$17.08/kg TREO	100%[1]	$11.1	$16.7	$22.2
Tanbreez Total	**170,098,000**	**Kg**			**$22.6**	**$34.0**	**$45.3**
Wolfsberg Li Project							
Wolfsberg LHM [2] (Measured MRE)	46,053	Tonne	$28,000/t Li LHM	90%	$23.2	$40.6	$58.0
Wolfsberg LHM [2] (Indicated MRE)	82,947	Tonne	$28,000/t Li LHM	90%	$20.9	$31.3	$41.8
Wolfsberg Total	**129,000**	**Tonne**			**$44.1**	**$72.0**	**$99.8**

Yardstick Multiples	Low	High
Reserve	5%	10%
Measured	**2%**	**5%**
Indicated	**1%**	**2%**
Inferred	0.50%	1.0%

Notes:

1. Price per tonne TREO uses the average of the "Contribution to Basket Price (US$/kg TREO)" range taken from S-K 1300 Technical Report Summary (13 April 2026), which has applied Recovery and Payability Factors. Therefore, no further concentrate discount was applied. A conversion to A$ was done using an exchange rate on the Valuation Date of $0.71.
2. LHM is the desired product for Wolfsberg. Tonnes are based on the proposed LOM feed from 2022DFS.
3. Appropriate rounding has been applied to the Mineral Resource estimates and valuation.
4. LHM = Lithium Hydroxide Monohydrate
5. Commodity prices are described previously

For the Tanbreez Project the 2026 MRE estimates as detailed above were valued based on a yardstick approach and considering footnote 1 at between **A$22.6 million** and **A$45.3 million** with a preferred valuation of **A$34.0 million**.

For the Wolfsberg Project the Mineral Resource was valued using the life of mine planned LHM product of 129kt. A long-term forecast LHM price of US$20,000 (A$28,000) was used for the same reasoning as per the Comparable Transaction method. Given that a considerable amount of time has passed since the DFS and Ore Reserves were reported, VRM is of the opinion that these can no longer be relied upon and Yardstick multipliers reflecting Measured and Indicated Mineral Resources rather than Ore Reserves should be used. VRM considers the Mineral Resources estimates within the Wolfsberg Project as detailed above to be valued, based on a yardstick approach, at between **A$44.1 million** and **A$99.8 million** with a preferred valuation of **A$72.0 million**.

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9.3 Geoscientific Valuation

Several specific inputs are critical in determining a valid geoscientific or Kilburn valuation. These include ensuring that the specialist undertaking the valuation has a strong understanding of the mineralisation styles within the overall region and the tenements, and that they have access to all the exploration and geological information. This ensures that the rankings are based on a comprehensive knowledge of the project. Additionally, deriving the base acquisition costs (**BAC**) is crucial, as this serves as the primary driver of the final value. In this scenario, the BAC is derived from the exploration commitment needed to maintain the tenement in good standing. The costs of tenement applications and targeting have not been included. The BAC was estimated from the Western Australian schedule of fees and charges as a proxy as the minimum expenditure is unknown.

For the Austrian Projects the Geoscientific rankings were derived for each of the ranking criteria with the Off-Property Criteria considered to be between 1 and 2, the On-Property Criteria between 1 and 2, the Anomaly Factor between 1.0 and 2.0, while the Geology Criteria are considered to be between 1.0 and 1.5. When these ranking criteria are combined with the base acquisition cost, as detailed in Appendix D, this has determined the technical value. No premium or discount was applied to the projects for the current market conditions or for the heritage and environmental aspects. The technical valuation is the base acquisition cost multiplied by the ranking factors outlined in Appendix D while the Market Value is the Technical Value multiplied by the geopolitical risk and market adjustment.

The value of each project using this method is summarised below in Table 17.

Table 17: Geoscientific valuation of the Exploration Projects

County	Project	Technical Valuation (A$M)			Locational Discount / Premium	Market Discount / Premium	Fair Market Valuation (A$M)		
		Lower	Preferred	Upper			Lower	Preferred	Upper
Austria	Bretstein-Lachtal	0.07	0.18	0.29	100%	100%	0.07	0.18	0.29
Austria	Klementkogel	0.00	0.00	0.00	100%	100%	0.00	0.00	0.00
Austria	Wildbachgraben	0.00	0.00	0.00	100%	100%	0.00	0.00	0.00
Austria	Weinebene	0.00	0.00	0.00	100%	100%	0.00	0.00	0.00
Austria	Eastern Alps	0.00	0.00	0.00	100%	100%	0.00	0.00	0.00
Austria	**Total (A$M)**	**$0.07**	**$0.18**	**$0.29**			**$0.07**	**$0.18**	**$0.29**
Ireland	Leinster	0.22	0.64	1.05	100%	100%	0.22	0.64	1.05
Australia	Pilbara	0.39	0.95	1.51	100%	100%	0.39	0.95	1.51
Ukraine	Dobra & Shevchenkivske	0.00	0.00	0.00			0.00	0.00	0.00
Other	**Total (A$M)**	**$0.61**	**$1.59**	**$2.56**			**$0.61**	**$1.59**	**$2.56**

Appropriate rounding to the total valuation has been undertaken.

The Austrian Projects are regarded by VRM as having a market value, determined via the Geoscientific method, of between **A$0.07 million** and **A$0.29 million**, with a preferred value of **A$0.18 million**.

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87 The exploration potential within the other Projects is considered to have a market value of between A$0.61 million and A$2.56 million with a preferred value of A$1.59 million. 9.4 Prospectivity Enhancement Multiplier (PEM) Valuation VRM has undertaken a PEM valuation of Tanbreez and the exploration projects in Austria, Ireland and Australia and Ukraine based on exploration expenditure for each project. This expenditure was provided by the Company for Tanbreez and Wolfsberg and estimated by VRM for the other project based on our understanding of the annual or minimum exploration expenditure commitment. These have been multiplied by the Prospectivity Enhancement Multiplier as detailed in Appendix Table 3. To generate a range in the PEM valuation, VRM has assessed the exploration expenditure's effectiveness and used an upper and lower PEM multiple to generate a range of likely values of the Projects. The preferred valuation is the average of the upper and lower PEM valuations. In addition to the reported expenditures, VRM has assumed that the exploration commitment for the current tenement year has already been spent. Project acquisition costs were excluded from the analysis as these are considered sunk costs and do not contribute to geological or prospectivity knowledge. The PEM valuation of Tanbreez was based on the exploration expenditure provided by the company to end June 2026. This included pre-2020 expenditure and a breakdown of this was not provided but is understood to go back 15 to 20 years. This was not included in the analysis. VRM totalled the exploration expenditure over the past five and a half years (2021 to 2025 inclusive, plus the start of 2026) and converted the total from Danish Krone (DKK) to AUD as detailed in Appendix E. VRM understands that the deferred exploration and evaluation expenditures for the years ending 31 December 2023, 2024 and 2025 correspond to the audited financial statements for those years supported by records in CRML Form 6-K submission to the US SEC. Prior to the 31 December 2023 audit, Tanbreez was a private entity held by Rimbal Pty Ltd and as such there was no requirement to issue audited accounts to a public exchange For the first half of 2026 the Company provided an estimate of the deferred exploration and evaluation expenditure but the audit of these figures has not yet been finalised. For the years 2024 and 2025, VRM reviewed drilling conducted to apportion the expenditure to areas with the Fjord and Tanbreez Hill areas and expenditure outside these areas. In 2024 approximately 86% of the drilling metres related to the Fjord and Tanbreez Hill areas while 14% of the drilling metres were for drilling outside these areas. In 2025, a similar analysis was undertaken by VRM and approximately 88% of the drilling metres related to the Fjord and Tanbreez Hill areas with 12% of the drilling outside these areas. The expenditure for these years was apportioned accordingly as is detailed in Appendix E. Based on these figures, for the PEM method, VRM assessed that the company has spent approximately A$25.1 million in total on the project between 2021 and the Valuation Date. VRM estimates that approximately A$22.3 million relates to the Fjord and Tanbreez Hill areas and that approximately A$2.9 million was spent on drilling outside these areas including at Area B. Differing PEM factors were applied to the Fjord and Tanbreez Hill areas compared to the surrounding tenement area shown in Table 18. The value of each exploration project using this method is summarised in Table 19.

Table 18: PEM valuation of the Tanbreez Project

Project	Equity Basis	Total Exploration Expenditure (A$)	PEM Multiplier Low	PEM Multiplier High	PEM Value Low (A$M)	PEM Value Mid Point (A$M)	PEM Value High (A$M)
Tanbreez (Fjord & Tanbreez Hill)	100%	$22,285,388	2.0	2.5	44.6	50.1	55.7
Tanbreez Exploration	100%	$2,852,694	1.5	2.0	4.3	5.0	5.7
Total Tanbreez	**100%**	**$25,138,082**			**$48.9**	**$55.1**	**$61.4**

Appropriate rounding to the total valuation has been undertaken.

For the Tanbreez Project, the market valuation as determined by the PEM valuation method has resulted in a value between **A$48.9 million** and **A$61.4 million** with a preferred valuation of **A$55.1 million**.

Table 19: PEM valuation of the Exploration Projects

Project	Equity Basis	Total Exploration Expenditure (A$)	PEM Multiplier Low	PEM Multiplier High	PEM Value Low (A$M)	PEM Value Mid Point (A$M)	PEM Value High (A$M)
Bretstein-Lachtal, Austria	100%	$32,489	0.8	1.2	0.03	0.03	0.04
Klementkogel, Austria	100%	$10,000	0.5	1.0	0.01	0.01	0.01
Wildbachgraben, Austria	100%	$10,000	0.5	1.0	0.01	0.01	0.01
Weinebene, Austria	20%	$0			0.00	0.00	0.00
Eastern Alps, Austria	20%	$0			0.00	0.00	0.00
Leinster, Ireland	100%	$188,807	0.8	1.2	0.15	0.19	0.23
Pilbara, Australia	Various[1]	$624,661	0.8	1.2	0.25	0.31	0.37
Ukraine	100%	$0			0.00	0.00	0.00
Total					**$0.44**	**$0.55**	**$0.66**

Appropriate rounding to the total valuation has been undertaken and therefore some totals may not add up.

1. Refer Table 11 for tenure ownership

For the Other Exploration Projects, the market valuation as determined by the PEM valuation method has resulted in a value between **A$0.44 million** and **A$0.66 million** with a preferred valuation of **A$0.55 million**.

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89 9.5 Actual Transaction - Tanbreez Project The actual transaction over Tanbreez has been used as a sense check in reviewing the various valuation methods undertaken. On 11 June 2024 CRML announced it had signed a binding heads of agreement to acquire a controlling interest in the Tanbreez Project. On 19 June 2024 CRML stated it had acquired a 5.55% interest in Tanbreez with the payment of US$5 million in cash ('Initial Interest'). According to S&P Capital IQ, which summarised the deal after this initial investment, CRML reported it would acquire an additional 36.45% of Tanbreez in exchange for the issuance of US$90 million of newly issued ordinary shares of the Company (the 'Stage 1 Interest'). Subject to the Company first spending an additional US$10 million in cash over a period of two years to further the development of the Tanbreez Project, the Company would have the option to acquire an additional 50.5% of Tanbreez in exchange for the issuance of US$116 million of newly issued ordinary shares of the Company (the 'Stage 2 Interest'). This announcement implied a deal value of US$221 million for 92.5% of Tanbreez or US$238.9 million on a 100% basis. VRM has analysed this transaction as described further below. VRM notes that only US$5 million of the deal was in cash and the remainder was in share issuances to Rimbal. On 11 June 2024 based on the 5.55% for US$5 million to Rimbal, 100% of the project would therefore be worth US$90.9 million or A$134.9 million (at exchange rate 0.6738) (Initial Interest). On 24 July 2024 EUR announced CRML had acquired a further 36.45% (Stage 1 interest) by the issuance of 8.4million CRML shares to Rimbal. At this time CRML shares were worth US$10.19 per share, valuing the 36.45% equity at approximately US$85.6 million. At this date based on this stage, 100% of the project was worth US$234.83 million or $A356.7 million (at exchange rate 0.6583). VRM notes that this doesn't include the US$10 million to be spent as Rimbal agreed to waive the previous condition that required CRML to invest a total of US$10 million before qualifying for the increased ownership stake. On 2 October 2025 EUR announced that CRML had increased its ownership of the Tanbreez project from 42% to 92.5% upon the issuance of 14.5 million CRML shares (Stage 2 interest) to Rimbal at US$8.00 per share, valuing the additional 50.5% equity at US$116 million. VRM notes that on the date of the release CRML shares were valued at US$6.49 per share, which gives an implied value of US$94.1 million. At this date based on the Stage 2 interests, 100% of the project was worth US$224.1 million or A$338.7 million (at exchange rate 0.6616). Therefore, during the time it took for the transaction to proceed to completion the progressive value of the project was the following: ■ From A$134.9million on 11 June 2024, to ■ A$356.7 million on 24 July 2024, to ■ A$338.7 million on 2 October 2025 - all on a 100% basis. It is important to note that during the time when the project appeared to make its biggest value gain, no exploration work had been completed. A significant amount of on ground exploration was conducted in late 2024-2025 before the final payment when the value of the project decreased (based on these three phases of the transaction).

90 VRM considers this transaction not to be market based as it is a related party transaction. VRM considers the outlay of cash to define mineralisation and derisk the Tanbreez Project to be a more meaningful indication of its value. This approach is captured in the PEM section (Section 9.4). Since 2021 the project has had approximately A$25.1 million spent on mineral exploration. 9.6 Actual Transaction – Wolfsberg and Austrian Projects According to S&P Capital IQ, on 4 February 2011, East Coast entered into a conditional agreement with Exchange Minerals to acquire an 80% interest in the Wolfsberg Austrian Lithium project. To acquire the interest, East Coast would pay 9.95 million euros (A$13.5 million), to be made up of shares and staged cash payments. East Coast would also pay a fee of 550,000 euro (A$747,000) to Exchange Minerals to reimburse the payment made to third party vendors. Since the transaction the company has conducted extensive drilling campaigns to delineate a MRE and by 2022 had progressed to a DFS level study declaring Ore Reserves. Given the amount of work undertaken to advance the project, VRM does not consider this transaction to represent a value point to consider as it was made at a much earlier stage of the project and the project has advanced significantly. For the Regional Austrian projects, the actual transaction with Richmond Minerals was A$0.45m on 21 June 2023. If this transaction is normalised to lithium spot price at the Valuation Date the value would be A$0.25m which is similar to the Geoscientific Valuation for these projects.

91 10. Risks and Opportunities 10.1 General Risks and Opportunities There are JORC 2012 Mineral Resource estimates within the Tanbreez Project and the Wolfsberg Project. Mineral exploration, by its very nature, carries significant risks, particularly for early-stage projects, of which many of the Project areas are considered. Based on industry-wide exploration success rates, it is possible that no additional significant economic mineralisation will be found within any of the Projects. Even if significant mineralisation does exist within the Projects, factors both within and outside the Company's control may hinder the identification or development of such mineralisation. There are often environmental, safety, and regulatory risks associated with exploration. This may include, but is not limited to, factors such as community consultation and agreements, as well as environmental considerations. Once projects advance, they are assessed for risks related to mining, metallurgical, and processing facilities' requirements and services, the ability to develop infrastructure appropriately, and mine closure processes. The assessment of these risks is addressed in successive technical-economic studies, which generally commence once a project has initiated mineral resource definition drilling and estimation activities. There is a risk that fatal flaws may be identified during these studies that impede project development. The data included in this report and the basis of the interpretations herein have been derived from a compilation of information found in annual and quarterly technical reports and ASX releases sourced from the companies, along with other public data. Additionally, company presentations and academic literature have been utilised to evaluate the historic exploration data and ascertain the potential prospectivity and possible mineralisation systems present within the tenement holdings. Two potential sources of uncertainty are associated with this type of information compilation: 1. significant material information may not have been identified in the data compilation, and 2. there is a potential risk linked to the timely release of exploration reports related to the areas of interest. That is, under the current regulations governing annual technical reporting, any report tied to a current tenement that is less than five years old remains confidential, and the company can also make submissions to ensure the reports stay confidential for longer periods. Additionally, historical reports are not all digitally available. Therefore, obtaining these historical reports often requires extremely time- consuming and costly searches. There could also be duplication and compilation errors linked to several of the publicly available data compilations; this is commonly associated with multiple reporting of exploration activities by different tenement managers using various grid references for these activities. As such, this data may not be accessible and may contain material errors that could significantly impact potential exploration decisions. Historical exploration reports often omit or fail to discuss the use of quality assurance and quality control (QAQC) procedures within sampling programs. Consequently, assessing the validity and reliability of many historical samples is challenging, even when original assays are provided. The inability to thoroughly validate all the exploration data reported herein affects the proposed exploration and heightens exploration risk. Global economics, including changes in commodity prices and access to capital for exploration funding, can be viewed as both risks and opportunities. These factors lie outside the Company's control, similar to broader societal issues. Recently, there has been an increased acknowledgment of the urgent need for a rapid transition in global energy requirements, along with a significant push towards lower carbon

92 intensity in power generation. This shift has dramatically altered the demand profile for several "green" or "future-facing" commodities, including lithium, nickel, and copper for vehicle electrification, as well as uranium for power generation and rare earth elements. The risks and opportunities associated with the Projects are described in the body of the Report and below and have been taken into account in the mineral asset valuations. It is uncertain whether future exploration will result in the definition of any further Mineral Resource estimates on any of the European Lithium and CRML projects. 10.2 Project Specific Risks and Opportunities Tanbreez, Greenland The Tanbreez deposit holds a significant deposit of heavy rare earths that could help address REE supply chain vulnerabilities. However, large scale REE mining in Greenland will require major investments in the enabling infrastructure and there are currently no operational REE mines despite the presence of several globally significant deposits. Recent drilling has been conducted at the Fjord Zone and Area B by CRML confirming previous results and potential for further exploration to be conducted. There is additional exploration potential adjacent to the current Mineral Resources and regional exploration targets that require additional evaluation and assessment. These potential Mineral Resource extensions are a material opportunity on each of the prospect areas. Whilst the tenure is located adjacent to the Kujataa UNESCO World Heritage Site, a buffer zone exists to separate it from the current MRE footprint to minimise the risk of the encumbrance. The current exploitation licence does not permit the exploitation of feldspar and arfvedsonite (Article 5, Licence no. 2020-54). As such, an application to the Greenland Government is required to mine these minerals, which may or may not grant the right to exploit. A ban on uranium prospecting, exploration, and exploitation exists in Greenland, including if a total mineral resource containing the elements/minerals has a uranium content of more than 100 ppm by weight. Whilst uranium is not actively being explored within the Tanbreez MIN, radioactive minerals such as thorium and uranium are common in REE deposits, and their presence raises environmental concerns and processing and regulatory challenges. Historically, uranium has been explored for and reported in the northern part of the Kakortokite intrusion. Radiometric surveys did not identify uranium and thorium anomalies associated with the Tanbreez deposit, however many geological aspects of the intrusion, including the arfvedsonite layers, have not been well studied. In addition, EUR report that low thorium and uranium concentrations exist, though assay results for these elements were inconsistently reported. VRM does not consider the previously reported PEA an appropriate study for assessing the value of the project and does not consider that it has been reported in accordance with international standards, including the JORC Code (2012) and the VALMIN Code (2015) in Australia. Other Projects The Wolfsberg project is in an area of known spodumene bearing pegmatites. There is additional exploration potential adjacent to the current Mineral Resources and regional exploration targets that require additional evaluation and assessment. These potential Mineral Resource extensions are a

93 material opportunity on each of the prospect areas. The LOMP LHM price and revenue forecasts used in the financial modelling were optimistic based on historical averages The exploration projects at Bretstein-Lachtal, Klementkogel and Wildbachgraben are in similar geological environments that require additional evaluation and assessment. The other exploration projects in Ireland and Australia have had minimal reported exploration activities within which to assess their potential. There are tenements under application in Australia and it is uncertain whether these applications will be granted. For the Ukraine projects, there is a high degree of uncertainty relating to the outcome of any legal proceedings, VRM is not confident that the Company will secure the ground at Dobra nor be able to operate safely in the medium term due to ongoing conflict, particularly at the Shevchenkivske Project.

11. Preferred Valuations

Based on the valuation techniques detailed above, Table 20 provides a summary of the valuations derived for the Mineral Resources and the exploration potential within the projects using the various techniques.

Table 20: Valuation Summary of Projects by Method

Country	Mineral Asset / Project	Valuation Method		Lower Valuation (A$M)	Preferred Valuation (A$M)	Upper Valuation (A$M)
Greenland	**Tanbreez (100% Basis)**	**PEM**	**Primary**	**48.9**	**55.1**	**61.4**
		Comparable Transactions (A$/t TREO)	Supporting	23.7	31.6	39.5
		Yardstick	Supporting	22.6	34.0	45.3
Austria	**Wolfsberg (100% Basis)**	**Comparable Transactions (A$/t Li2O)**	**Primary**	**42.4**	**56.7**	**72.3**
		Yardstick	Supporting	44.1	72.0	99.8
Austria	**Exploration Projects (100% EUR Basis)**	**Geoscientific**	**Primary**	**0.1**	**0.2**	**0.3**
		PEM	Supporting	0.0	0.0	0.1
Austria	**Weinebene, Eastern Alps (20% CRML Basis)**	No value assigned		0.0	0.0	0.0
Ireland	**Leinster (100% EUR Basis)**	**Geoscientific**	**Primary**	**0.2**	**0.6**	**1.1**
		PEM	Supporting	0.2	0.2	0.2
Western Australia	**Pilbara JV Projects (Equity Basis)**	**Geoscientific**	**Primary**	**0.4**	**1.0**	**1.5**
		PEM	Supporting	0.2	0.3	0.4
Ukraine	**Exploration Projects (100% Basis)**	No value assigned		0.0	0.0	0.0

Appropriate rounding to the total valuation has been undertaken

94

95 12. References Barros, R, Menuge, J, 2016. The Origin of Spodumene Pegmatites Associated with the Leinster Granite in Southeast Ireland. The Canadian Mineralogist (2016) 54 (4): 847–862. Castle, M, 2025. Independent Technical Assessment Report and S-K 1300 Technical Report Summary on the Tanbreez Rare Earth Project in Greenland. Submitted to Critical Metals Corp. Castle, M, 2026. Independent Technical Assessment Report and S-K 1300 Technical Report Summary on the Tanbreez Rare Earth Project in Greenland. Submitted to Critical Metals Corp. GEOS, 2023. Lithium tenement Due Diligence, project no 30230104 prepared for European Lithium Ltd GEUS, 2018. Geological Survey of Denmark and Greenland (GEUS). The Rare Earth element potential of Greenland. Göd R, 1989. The spodumene deposit at "Weinebene", Koralpe, Austria. – Mineralium Deposita, 24, 270– 278. Goulevitch J and Eupene GS, 1994. Geoscience Rating for Valuation of Exploration Properties – Applicability of the Kilburn Method in Australia and Examples of its use. Mineral Valuation Methodologies Conference Sydney 27-28 October 1994. Hickman, AH 2021, East Pilbara Craton: a record of one billion years in the growth of Archean continental crust: Geological Survey of Western Australia, Report 143, 187p. Joint Ore Reserves Committee, 2012. Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves (The JORC Code) (The Joint Ore Reserves Committee of The Australasian Institute of Mining and Metallurgy, Australian Institute of Geoscientists and Minerals Council of Australia). Keyser, W, Muller, A, Steiner, R, Erambert, M, Kristoffersen, M, Unterweissacher, T, 2023. Alpine eclogite‑facies modification of Li‑Cs‑Ta pegmatite from the Wolfsberg lithium deposit, Austria. Mineralium Deposita (2023) 58:1191–1210. https://doi.org/10.1007/s00126-023-01176-w Kilburn LC, 1990. Valuation of Mineral Properties which do not contain exploitable reserves. CIM Bulletin August 1990 Lawrence MJ, 1994. An Overview of Valuation Methods for Exploration Properties. Proceedings of VALMIN 94; pages 205 to 223; The Australasian Institute of Mining and Metallurgy, Carlton, Australia; ISBN 1 875776 036. License 2020-54. Exclusive licence No. 2020-54 for the exploitation of certain minerals in areas at Killavaat Alannguat in South Greenland. Government of Greenland Ministry of Mineral Resources August 2020. Mali H, 2004. Die Spodumenpegmatite von Bretstein und Pusterwald (Wölzer Tauern, Steiermark). Joannea Mineralogie 2, 5-53 MinPol and partners, 2017. MINLEX - Austria Country Report Meixner, H. (1966): Neue Mineralfunde in den österreichischen Ostalpen. XXI. – Carinthia II, 156/76, 97– 108. McNulty T, Hazen N and Park S, 2022. 'Processing the ores of rare-earth elements'. MRS Bulletin 47, 258–266. https://doi.org/10.1557/s43577-022-00288-4

96 Niedermayr G, Brandstätter F, Moser B, Postl W. 1988 New mineral finds from Austria XXXVII. Carinthia II 98:181-214 Onley PG, 1994. Multiples of Exploration Expenditure as a Basis for Mineral Valuation; Proceedings of VALMIN 94; pages 191 to 197; The Australasian Institute of Mining and Metallurgy, Carlton, Australia; ISBN 1 875776 036. Sorensen, H, 2001. Geology of Greenland Survey Bulletin 190. The Ilímaussaq alkaline complex, South Greenland: status of mineralogical research with new results. Sleeman, A, McConnell B, Gatley, S, 2004. Understanding Earth Processes, Rocks and the Geological History of Ireland. Geological Survey of Ireland. U.S. Geological Survey (USGS), 2021. Mineral Commodity Summaries 2021: U.S Geological Survey, 200 p, hrrps://doi.org/10.3133/mcs2021. U.S. Geological Survey (USGS), 2026. Mineral Commodity Summaries 2026 (ver 1.3 May 2026). U.S Geological Survey, 222 p, https://doi.org/10.3133/mcs2026. VALMIN Committee, 2015. Australasian Code for Public Reporting of Technical Assessments and Valuations of Mineral Assets (The VALMIN Code) (The VALMIN Committee of the Australasian Institute of Mining and Metallurgy and Australian Institute of Geoscientists). Williams, R and Long, C, 2022. Leinster Lithium Project Block Renewal Report. Prepared for LRH (Ireland) Resources Limited, Report: AEX22-3.

97 Appendix A VRM's Valuation Methodology A1. Valuation of Advanced Properties Several valuation methods are suitable for advanced Properties, including the following: ■ Financial modelling, including discounted cash flow (DCF) valuations (generally limited to Properties with published Ore Reserves) ■ Comparable Market-Based transactions, including Resource and Reserve Multiples ■ Joint Venture Transactions ■ Yardstick valuations A2. Comparable Market-Based Transactions – Resource Based A comparable transactional valuation is a straightforward and easily comprehensible valuation method that is fundamentally grounded in the real estate approach to valuation. It can be applied to transactions based on the contained metal for projects with Mineral Resource Estimates reported. The advantages of this valuation method include its ease of understanding and application, particularly when the resources or tenement area are comparable, and the resource or exploration work is reported according to an industry standard (like the JORC Code or NI43-101). However, it is not as robust for projects where the resources are either historical in nature, reported according to a more relaxed standard, or utilise a cut-off grade that reflects a commodity price not justified by current market fundamentals. If the projects being valued are in the same or a comparable jurisdiction, this removes the need for a geopolitical adjustment. Finally, if the transaction being considered is recent, it should reflect the current market conditions. Difficulties arise when there is a limited number of transactions, where the projects have subtle but identifiable differences that impact the economic viability of one project. For example, the requirement for a very fine grind necessary to liberate gold from sulphide-rich ore, or when the ore is refractory in nature and requires a non-standard processing method. The information for the comparable transactions is derived from various sources, including ASX and other securities exchange releases associated with these transactions. A database is then compiled by VRM for exploration stage projects (with resources estimated) and development-ready projects. This valuation method is the primary approach for exploration or advanced (pre-development) projects where Mineral Resources have been estimated. More advanced projects are typically valued using an income approach, as the modifying factors for mining operations are better defined. The preference is to limit the transactions and resource multiples to completed transactions from the past two to five years within the same geopolitical region or geological terrain. The comparable transactions are compiled where Mineral Resources, and in some cases, Ore Reserves have been estimated. A3. Yardstick Valuation A yardstick valuation is based on a rule of thumb as supported by a large database of transactions where resources and reserves at various degrees of confidence are multiplied by a percentage of the spot commodity price. Where a project is expected to produce a concentrate, the value is discounted to account for the payability of the product produced.

For example, although not generally publicly available, a concentrate producer would have an offtake agreement with a smelter or concentrate trading company, which would include costs associated with a treatment charge, a refining charge, penalties for other deleterious elements in the concentrate, and fees payable for other potentially valuable elements in the concentrate. In addition to these costs associated with the production of concentrate, there would be transport and port handling costs, insurance, and additional state-based royalties.

Therefore, where a project generates or is expected to generate concentrate, in VRM's opinion, a 50% discount to the yardstick multiples detailed below is reasonable, considering the additional costs compared to a project that generates or is expected to generate gold dore, which is the basis of the yardstick multiples.

Appendix Table 1: Typical Yardstick Multiples used for Projects

Resource or Reserve Classification	Lower Yardstick Multiple (% of Spot Price)	Upper Yardstick Multiple (% of Spot Price)
Ore Reserves	5%	10%
Measured Resources (less Proved Reserves)	2%	5%
Indicated Resources (less Probable Reserves)	1%	2%
Inferred Resources	0.5%	1%

A4. Exploration Asset Valuation

To generate a value for an early-stage exploration property or the exploration potential away from a mineral deposit, it is important to value all the individual components of the mineral assets under consideration. In the case of advanced properties, the most significant value drivers for the overall property are the declared mineral resources or ore reserves. In contrast, for earlier-stage properties, a considerable contributor to the property's value is the exploration potential. There are several ways to determine the potential of pre-resource properties, including the following:

- Comparable transactions (purchase) based on the Properties' area or Mineral Resource estimates (both current and historic)
- Joint Venture terms based on the Properties' area
- A Geoscientific (Kilburn) Valuation, and
- A Prospectivity Enhancement Multiplier (PEM).

The first two methods are more data-driven and market-based, while the latter two are cost-based and require subjective judgement from the valuer regarding the prospectivity and efficacy of prior exploration. Market-based and cost-based methods are deemed appropriate for valuing exploration projects according to Sections 8.2 and 8.3 of the VALMIN Code. Specific reasons are detailed in the body of the Report to justify the methods used in each case.

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99 Comparable Transactions The methodology for determining the Comparable Transaction valuation is based on a project's area and employs the same approach as that described for the Comparable Transaction valuation for advanced projects section; however, the transactional value is applied to the project area instead of the Mineral Resources or Ore Reserves. The area-based comparable transaction multiples, while a useful valuation method, are strongly related to the project's tenement area, making them conservative for small areas and potentially overstated for larger ones. Joint Venture Terms The valuation of the Joint Venture terms is similar to the Comparable Transactions method based on the project area. However, a discount is applied to the Joint Venture terms to account for the time value of money (an appropriate discount rate is used), as well as a discount on the earn-in expenditure to consider the possibility that the Joint Venture's earn-in expenditure may not be completed within the agreed timeframe. Geoscientific (Kilburn) Valuation One valuation technique widely used to determine the value of a project at an early exploration stage without any Mineral Resources or Ore Reserve estimates, was developed and is described in an article published by Kilburn (1990). This method is commonly referred to as the geoscientific method, where a series of factors within a project are assessed for their potential. This method was initially developed in Canada, where the mineral claims are generally small, thus reducing the potential errors associated with spreading both favourable and unfavourable ranking criteria across a large tenement. Goulevitch and Eupene (1994) adapted this method for use in an Australian context, and it is this methodology upon which VRM's method is based. While this valuation method is robust and transparent, it can generate a very wide range of valuations, particularly when the ranking criteria are assigned to a large tenement. Furthermore, to account for the substantial areas inherent in many Australian tenement holdings (as opposed to Canadian holdings), VRM either values each tenement individually or breaks down a larger tenement into areas of higher and lower prospectivity. Several specific geological inputs are critical in determining a valid geoscientific or Kilburn valuation. The specialist undertaking the valuation must therefore possess a solid understanding of the mineralisation styles within the overall region, the tenements, and have access to all relevant exploration and geological information to ensure that the rankings are based on a comprehensive knowledge of the project. Although this technique is somewhat subjective and open to interpretation, it is a method that, when applied correctly by a suitably experienced specialist, enables an accurate estimate of the project's value. Five critical aspects must be considered when using a Kilburn or Geoscientific valuation. These include the base acquisition cost (BAC), which is simply the cost to acquire and maintain the tenements being valued. The other aspects are the proximity to major deposits, both adjacent to and along strike (Off Property Factors), the occurrence of a mineral system on the tenement (On Property Factors), the success of previous exploration within the tenement (Anomaly Factors), and the geological prospectivity of the terrain covered by the mineral claims or tenements (Geological Factors). In early-stage projects, often the anomaly factors and geological factors have limited information.

Appendix Table 2 documents the ranking criteria used in conjunction with the BAC for the project tenements to determine the technical valuation of the project.

VRM determines the BAC based on the holding cost of maintaining the tenement for the following year. This cost is established by the minimum exploration commitment required for the tenement. For the European Lithium and CRML tenements, the BAC has been calculated using the exploration commitments associated with the tenure. In addition to ensuring the rankings are accurate, deriving the BAC is critical as it serves as the primary driver of the final value.

The technical valuation is calculated by multiplying each of the four geoscientific ranking criteria (off-property, on-property, anomaly factor, and geological factors) in succession with the BAC. This process is carried out for the lower of the ranked factors and separately for the upper rankings to determine the range of the technical valuations.

The technical valuation derived from the ranking factors is also adjusted to account for the geopolitical risks associated with the project's location and the present market conditions related to a specific commodity or geological terrain. These adjustments can either increase or decrease the technical value to establish the fair market valuation.

The ranking criteria used are defined in Appendix Table 2.

Appendix Table 2: Ranking Criteria used to determine the geoscientific technical valuation

Geoscientific Ranking Criteria				
Rating	Off-property factor	On-property factor	Anomaly factor	Geological factor
0.1				Generally unfavourable geological setting
0.5			Extensive previous exploration with poor results	Poor geological setting
0.9			Poor results to date	Generally unfavourable geological setting, under cover
1.0	No known mineralisation in district	No known mineralisation within	No targets defined	Generally favourable geological setting
1.5	Mineralisation identified	Mineralisation identified	Target identified; initial indications positive	
2.0	Resource targets identified	Exploration targets identified		Favourable geological setting
2.5			Significant intersections – not correlated on section	
3.0	Along strike or adjacent to known mineralisation	Mine or abundant workings with significant previous production		Mineralised zones exposed in prospective host rocks
3.5			Several significant ore grade intersections that can be correlated	
4.0	Along strike from a major mine(s)	Major mine with significant historical production		
5.0	Along strike from world class mine			

For early-stage projects (where no mineral resources are estimated), VRM considers the Geoscientific (Kilburn) Valuation method to be the most robust due to the interplay among the four geoscientific criteria and it is often the primary valuation method used for assessing the surrounding exploration potential.

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101 Prospectivity Enhancement Multiplier Valuation VRM believes that the PEM method is the least transparent and most subjective valuation method, as this approach relies solely on an assessment of the effectiveness of prior and recent exploration expenditure. Under this method, the previous exploration expenditure is evaluated as either enhancing or diminishing the potential of the Property. The prospectivity enhancement multiplier (PEM) features a factor that is directly linked to the effectiveness of the exploration expenditure in advancing the Property. There are various alternative PEM factors that can be applied depending on the specific Property and commodity being assessed. Onley (1994) provided several guidelines for the use and selection of suitable PEM criteria. The PEM ranking criteria typically employed by VRM are outlined below. Appendix Table 3: Prospectivity Enhancement Multiplier (PEM) ranking criteria PEM Ranking Criteria Range Criteria 0.2 – 0.5 Exploration downgrades the potential 0.5 – 1 Exploration has maintained the potential 1.0 – 1.3 Exploration has slightly increased the potential 1.3 – 1.5 Exploration has considerably increased the potential 1.5 – 2.0 Limited Preliminary Drilling intersected interesting, mineralised intersections 2.0 – 2.5 Detailed Drilling has defined targets with potential economic interest 2.5 – 3.0 A Mineral Resource has been estimated at an Inferred category VRM generally views the PEM valuation method as a secondary option. Generally, VRM prefers to use resource multiples derived from Comparable Transactions when a JORC 2012 resource has been estimated for the project. However, if there are no comparable transactions available, a PEM is regarded as a viable valuation method.

Appendix B Comparable Transactions - Tanbreez

Date of transaction (Announcement)	Target	Buyer	Seller	Country	Project Stage	Deal consideration (A$ M)	Equity acquired (%)	Total resource (TREO t)	A$/t TREO
15/01/2015	Crossland Joint Venture	Essential Mining Resources Pty Ltd	Pancontinental Uranium Corporation	Australia	PFS/Scoping	1.30	43.72	103,616	28.70
26/01/2015	Kipawa JV	Ressources Québec Inc.	Matamec Explorations Inc.	Canada	Feasibility	3.05	28.00	133,853	81.38
11/05/2016	Norra Karr	Flinders Resources Ltd	Tasman Metals Ltd	Sweden	PFS/Scoping	14.57	100	186000	78.33
27/07/2016	Charley Creek Project	Crossland Strategic Metals Limited	Investor group	Australia	PFS/Scoping	2.28	43.72	103,616	50.33
20/11/2018	Round Top Project	Morzev Pty Ltd	Texas Mineral Resources Corp.	USA	PFS/Scoping	17.86	80.00	237,954	93.82
22/11/2018	Wicheeda	Defense Metals Corp	Spectrum Mining Corp	Canada	PFS/Scoping	19.98	100	280,000	71.36
30/01/2019	Tardiff & T Zones (Nechalacho Project)	Cheetah Resources Pty Ltd	Avalon Advanced Materials Inc	Canada	Advanced Exploration	5.47	100.00	164,000	33.35
23/04/2020	Kwyjibo Project	Investissement Québec	Focus Graphite Inc.	Canada	PFS/Scoping	7.95	50.00	236,081	67.35
17/09/2021	Brightlands Milo Project	Consolidated Uranium Inc.	GBM Resources Limited	Australia	Advanced Exploration	2.57	100.00	108,000	23.80
05/07/2022	Cowalinya Project	Heavy Rare Earths Limited	David Ian Ross and Christine Ann Ross (Private Investors)	Australia	Advanced Exploration	0.50	100.00	17,500	28.57
23/06/2022	Yangibana Tenements	Hastings Technology Metals Limited	Cadence Minerals Plc	Australia	Construction Started	9.02	30.00	276,955	108.56
22/08/2022	Sarfartoq Rare Earth Project	Neo Performance Materials Inc.	Hudson Resources Inc.	Greenland	PFS/Scoping	5.00	100.00	143,245	34.91
07/03/2023	Narraburra Project	Godolphin Resources Limited	EX9 Pty Ltd	Australia	PFS/Scoping	2.00	51.00	70,200	55.86
19/04/2024	Narraburra Project	Godolphin Resources Limited	EX9 Pty Ltd	Australia	PFS/Scoping	0.34	49.00	70,201	9.74
27/08/2025	Kwyjibo Project	Consolidated Lithium Metals Inc	Investissement Québec	Canada	PFS/Scoping	22.43	80.00	1,617,635	17.33
29/08/2025	PCH Project	Ultra Rare Earth Inc	Beko Invest Ltd and Antonio Vitor Junior	Brazil	Advanced Exploration	9.16	50.00	150,011	122.12

102

Appendix C Comparable Transactions - Wolfsberg

Buyer / Target Name	Agreement Date	Description of Consideration	Deal A$M	Property Acquired	% Equity	Reserve / Resource Equivalent tonnes Acquired	Acquirer Name	Country	State	Price Paid per tonne Li	Price paid per tonne reserve/ resource equivalent	Lithium Price at transaction date ($USD)	Normalisation Ratio	Resource Multiple A$t Li2O	Normalised A$/t
Falcon West	11/01/2023	Cash	0.36	Falcon West	100	3969	Grid Metals Corp.	Canada	Manitoba	$90.70	$90.70	$67,262.00	0.297	$90.70	$26.97
Thacker Pass	16/10/2024	Cash, Debt	999.44	Thacker Pass	38	26446097	General Motors Company	USA	Nevada	$99.45	$99.45	$10,268.08	1.948	$99.45	$193.71
Pakeagama Lake	6/03/2024	Unclassified	28.08	Pakeagama Lake	8	859633	Mitsubishi Corporation	Canada	Ontario	$435.52	$435.52	$13,830.00	1.446	$435.52	$629.81
Separation Rapids	14/06/2023	Unclassified	38.51	Separation Rapids	60	175304	SCR-Sibelco N.V.	Canada	Ontario	$366.13	$366.13	$44,327.71	0.451	$366.13	$165.19
Manna	26/10/2022	Cash, Royalty Issued	60.00	Manna	20	516000	Global Lithium Resources Limited	Australia	Western Australia	$581.40	$581.40	$65,295.45	0.306	$581.40	$178.08
Root Lake, Seymour Lake	26/10/2022	Cash, Contingent Payments	18.50	Root Lake, Seymour Lake	20	45000	Green Technology Metals Limited	Canada	Ontario	$2,055.56	$2,055.56	$65,295.45	0.306	$2,055.56	$629.62
Altura	28/10/2020	Cash, Non-contingent Future Payment	277.22	Altura	100	484420	Pilbara Minerals Limited	Australia	Western Australia	$572.27	$572.27	$6,387.50	3.131	$572.27	$1,791.84
Authier, Tansim	11/01/2021		6.44		25	173,000	Piedmont Lithium Inc.	Canada	Quebec	$149.00	$149.00	$7,725.00	2.589	$149.00	$385.75
Baixa Grande	29/05/2024		6.98	Salinas properties	15	195753.6	Lithium Ionic Corp.	Brazil	Minas Gerais	$237.71	$237.71	$14,327.90	1.396	$237.71	$331.82

Statistic	Non Normalised A$/t	Normalised A$/t
Average	473.54	441.10
Median	301.92	262.76
Minimum	90.70	26.97
Maximum	2,055.56	1,791.84
Count	10	10

103

104 Appendix D Assumed factors for Geoscientific valuation method Project /Location Tenement ID Base Acquisition Cost (BAC) Off Property On Property Anomaly Factor Geology Factor Low High Low High Low High Low High Bretstein-Lachtal, Austria $32,489 1.0 1.5 1.5 2.0 1.5 2.0 1.0 1.5 Klementkogel, Austria $170 1.0 1.5 1.0 1.5 1.0 1.5 1.0 1.5 Wildbachgraben, Austria $170 1.0 1.5 1.0 1.5 1.0 1.5 1.0 1.5 NE Leinster, Ireland 3030 $8,209 1.0 1.5 1.0 1.5 1.0 1.5 1.0 1.5 NE Leinster, Ireland 3285 $8,209 1.0 1.5 1.0 1.5 1.0 1.5 1.0 1.5 NE Leinster, Ireland 3799 $8,209 1.0 1.5 1.0 1.5 1.0 1.5 1.0 1.5 NE Leinster, Ireland 4540 $8,209 1.0 1.5 1.0 1.5 1.0 1.5 1.0 1.5 NE Leinster, Ireland 4541 $8,209 1.0 1.5 1.5 2.0 1.5 2.0 1.0 1.5 NE Leinster, Ireland 4545 $8,209 1.0 1.5 1.0 1.5 1.0 1.5 1.0 1.5 NE Leinster, Ireland 4546 $8,209 1.0 1.5 1.0 1.5 1.0 1.5 1.0 1.5 NE Leinster, Ireland 4536 $8,209 1.0 1.5 1.0 1.5 1.0 1.5 1.0 1.5 NE Leinster, Ireland 4537 $8,209 1.0 1.5 1.0 1.5 1.0 1.5 1.0 1.5 NE Leinster, Ireland 4538 $8,209 1.0 1.5 1.0 1.5 1.0 1.5 1.0 1.5 NE Leinster, Ireland 4539 $8,209 1.0 1.5 1.0 1.5 1.0 1.5 1.0 1.5 NE Leinster, Ireland 4542 $8,209 1.0 1.5 1.0 1.5 1.0 1.5 1.0 1.5 NE Leinster, Ireland 4543 $8,209 1.0 1.5 1.0 1.5 1.0 1.5 1.0 1.5 NE Leinster, Ireland 4544 $8,209 1.0 1.5 1.0 1.5 1.0 1.5 1.0 1.5 NE Leinster, Ireland 4547 $8,209 1.0 1.5 1.0 1.5 1.0 1.5 1.0 1.5 SW Leinster, Ireland 1597 $8,209 1.0 1.5 1.5 2.0 1.5 2.0 1.0 1.5 SW Leinster, Ireland 1541 $8,209 1.0 1.5 1.0 1.5 1.0 1.5 1.0 1.5 SW Leinster, Ireland 1542 $8,209 1.0 1.5 1.0 1.5 1.0 1.5 1.0 1.5 SW Leinster, Ireland 3213 $8,209 1.0 1.5 1.0 1.5 1.0 1.5 1.0 1.5 SW Leinster, Ireland 3214 $8,209 1.0 1.5 1.0 1.5 1.0 1.5 1.0 1.5 SW Leinster, Ireland 3895 $8,209 1.0 1.5 1.0 1.5 1.0 1.5 1.0 1.5 SW Leinster, Ireland 3896 $8,209 1.0 1.5 1.5 2.0 1.5 2.0 1.0 1.5 SW Leinster, Ireland 4054 $8,209 1.0 1.5 1.0 1.5 1.0 1.5 1.0 1.5 Karratha, Australia E47/4144 (Application) $50,000 1.5 2.0 1.5 2.0 1.0 1.5 2.0 2.5 Munni Munni South, Australia E47/4532 $105,000 1.5 2.0 1.0 1.5 1.0 1.5 1.5 2.0 Munni Munni South, Australia E47/4534 $105,000 1.5 2.0 1.0 1.5 1.0 1.5 1.5 2.0 Munni Munni South, Australia E47/4544 $70,000 1.0 1.5 1.5 2.0 1.0 1.5 1.5 2.0 Munni Munni, Australia E47/4860 (Application) $20,000 2.0 2.5 1.0 1.5 1.0 1.5 1.5 2.0

105 Appendix E PEM Inputs for Tanbreez Valuation Project Area 2021 2022 2023 2024 2025 January to June 2026 Total Exploration Expenditure (A$) PEM Factor Low PEM Factor High PEM Valuation Low A$M PEM Mid Point A$M PEM Valuation High A$M Tanbreez (Fjord & Tanbreez Hill) $631,605 $880,822 $454,161 $3,100,948 $8,755,334 $8,462,519 $22,285,388 2.0 2.5 44.6 50.1 55.7 Tanbreez Exploration $504,805 $1,193,909 $1,153,980 $2,852,694 1.5 2.0 4.3 5.0 5.7 Total $631,605 $880,822 $454,161 $3,605,753 $9,949,243 $9,616,498 $25,138,082 48.8 55.1 61.4 Note: • Expenditures for 2023, 2024 and 2025 correspond to the audited financial statements for those years supported by records in CRML Form 6-K submission to the US SEC. • Prior to the 31 December 2023 audit, Tanbreez was a private entity held by Rimbal Pty Ltd and as such there was no requirement to issue audited accounts to a public exchange. These were provided to VRM by the Company. • For the first half of 2026 the Company provided an estimate of the deferred exploration and evaluation expenditure, but the audit of these figures has not yet been finalised.

Glossary Below are brief descriptions of some terms used in this report. For further information or for terms that are not described here, please refer to internet sources such as Webmineral [Mineralogy Database (webmineral.com)] and Wikipedia (Wikipedia). The terms listed below are taken from the 2015 VALMIN Code (The VALMIN Code - 2015 Edition). Annual Report means a document published by public corporations on a yearly basis to provide shareholders, the public and the government with financial data, a summary of ownership and the accounting practices used to prepare the report. Australasian means Australia, New Zealand, Papua New Guinea and their off-shore territories. Code of Ethics means the Code of Ethics of the relevant Professional Organisation or Recognised Professional Organisations. Corporations Act means the Australian Corporations Act 2001 (Cth). Experts are persons defined in the Corporations Act whose profession or reputation gives authority to a statement made by him or her in relation to a matter. A Practitioner may be an Expert. Also see Clause 2.1 of the VALMIN Code. Exploration Results is defined in the current version of the Australasian Code for the Reporting of Exploration Results, Mineral Resources and Ore Reserves (the JORC Code). Refer to https://www.jorc.org/ for further information. Feasibility Study means a comprehensive technical and economic study of the selected development option for a mineral project that includes appropriately detailed assessments of applicable Modifying Factors together with any other relevant operational factors and detailed financial analysis that are necessary to demonstrate at the time of reporting that extraction is reasonably justified (economically mineable). The results of the study may reasonably serve as the basis for a final decision by a proponent or financial institution to proceed with, or finance, the development of the project. The confidence level of the study will be higher than that of a Pre-feasibility Study. Financial Reporting Standards means Australian statements of generally accepted accounting practice in the relevant jurisdiction in accordance with the Australian Accounting Standards Board (AASB) and the Corporations Act. Independent Expert Report means a Public Report as may be required by the Corporations Act, the Listing Rules of the ASX or other security exchanges prepared by a Practitioner who is acknowledged as being independent of the Commissioning Entity. Also see ASIC Regulatory Guides RG 111 and RG 112 as well as Clause 5.5 of the VALMIN Code for guidance on Independent Expert Reports. Information Memoranda means documents used in financing of projects detailing the project and financing arrangements. Investment Value means the benefit of an asset to the owner or prospective owner for individual investment or operational objectives. Life-of-Mine Plan means a design and costing study of an existing or proposed mining operation where all Modifying Factors have been considered in sufficient detail to demonstrate at the time of reporting that extraction is reasonably justified. Such a study should be inclusive of all development and mining activities proposed through to the effective closure of the existing or proposed mining operation. Market Value means the estimated amount of money (or the cash equivalent of some other consideration) for which the Mineral Asset should exchange on the date of Valuation between a willing buyer and a willing seller in an arm's length transaction after appropriate marketing wherein the parties each acted knowledgeably, prudently and without compulsion. Also see Clause 8.1 of the VALMIN Code for guidance on Market Value. Materiality or being Material requires that a Public Report contains all the relevant information that investors and their professional advisors would reasonably require, and reasonably expect to find in the report, for the purpose of making a reasoned and balanced judgement regarding the Technical Assessment or Mineral Asset Valuation being reported. Where relevant information is not supplied, an explanation must be provided to justify its exclusion. Also see Clause 3.2 of the VALMIN Code for guidance on what is Material. Member means a person who has been accepted and entitled to the post-nominals associated with the AIG or the AusIMM or both. Alternatively, it may be a person who is a member of a Recognised Professional Organisation included in a list promulgated from time to time. Mineable means those parts of the mineralised body, both economic and uneconomic, that are extracted or to be extracted during the normal course of mining. Mineral Asset means all property including (but not limited to) tangible property, intellectual property, mining and exploration Tenure and other rights held or acquired in connection with the exploration, development of and production from those Tenures. This may include the plant, equipment and infrastructure owned or acquired for the development, extraction and processing of Minerals in connection with that Tenure. Most Mineral Assets can be classified as: (a) Early-stage Exploration Projects – Tenure holdings where mineralisation may or may not have been identified, but where Mineral Resources have not been identified;

(b) Advanced Exploration Projects – Tenure holdings where considerable exploration has been undertaken and specific targets identified that warrant further detailed evaluation, usually by drill testing, trenching or some other form of detailed geological sampling. A Mineral Resource estimate may or may not have been made, but sufficient work will have been undertaken on at least one prospect to provide both a good understanding of the type of mineralisation present and encouragement that further work will elevate one or more of the prospects to the Mineral Resources category; (c) Pre-Development Projects – Tenure holdings where Mineral Resources have been identified and their extent estimated (possibly incompletely), but where a decision to proceed with development has not been made. Properties at the early assessment stage, properties for which a decision has been made not to proceed with development, properties on care and maintenance and properties held on retention titles are included in this category if Mineral Resources have been identified, even if no further work is being undertaken; (d) Development Projects – Tenure holdings for which a decision has been made to proceed with construction or production or both, but which are not yet commissioned or operating at design levels. Economic viability of Development Projects will be proven by at least a Pre-Feasibility Study; (e) Production Projects – Tenure holdings – particularly mines, wellfields and processing plants – that have been commissioned and are in production. Mine Design means a framework of mining components and processes taking into account mining methods, access to the Mineralisation, personnel, material handling, ventilation, water, power and other technical requirements spanning commissioning, operation and closure so that mine planning can be undertaken. Mine Planning includes production planning, scheduling and economic studies within the Mine Design taking into account geological structures and mineralisation, associated infrastructure and constraints, and other relevant aspects that span commissioning, operation and closure. Mineral means any naturally occurring material found in or on the Earth's crust that is either useful to or has a value placed on it by humankind, or both. This excludes hydrocarbons, which are classified as Petroleum. Mineralisation means any single mineral or combination of minerals occurring in a mass, or deposit, of economic interest. The term is intended to cover all forms in which mineralisation might occur, whether by class of deposit, mode of occurrence, genesis or composition. Mineral Project means any exploration, development or production activity, including a royalty or similar interest in these activities, in respect of Minerals. Mineral Securities means those Securities issued by a body corporate or an unincorporated body whose business includes exploration, development or extraction and processing of Minerals. Mineral Resource is defined in the current version of the Australasian Code for the Reporting of Exploration Results, Mineral Resources and Ore Reserves (the JORC Code). Refer to http://www.jorc.org for further information. Mining means all activities related to extraction of Minerals by any method (e.g. quarries, open cast, open cut, solution mining, dredging, etc.). Mining Industry means the business of exploring for, extracting, processing and marketing Minerals. Modifying Factors is defined in the current version of the Australasian Code for the Reporting of Exploration Results, Mineral Resources and Ore Reserves (the JORC Code). Refer to https://www.jorc.org/ for further information. Ore Reserve is defined in the current version of the Australasian Code for the Reporting of Exploration Results, Mineral Resources and Ore Reserves (the JORC Code). Refer to https://www.jorc.org/ for further information. Petroleum means any naturally occurring hydrocarbon in a gaseous or liquid state, including coal-based methane, tar sands and oil- shale. Petroleum Resources and Petroleum Reserves are defined in the current version of the Petroleum Resources Management System (PRMS) published by the Society of Petroleum Engineers, the American Association of Petroleum Geologists, the World Petroleum Council and the Society of Petroleum Evaluation Engineers. Refer to Society of Petroleum Engineers (SPE) | Oil & Gas Membership Association for further information. Practitioner is an Expert as defined in the Corporations Act, who prepares a Public Report on a Technical Assessment or Valuation Report for Mineral Assets. This collective term includes Specialists and Securities Experts. Preliminary Feasibility Study (Pre-Feasibility Study) means a comprehensive study of a range of options for the technical and economic viability of a mineral project that has advanced to a stage where a preferred mining method, in the case of underground mining, or the pit configuration, in the case of an open pit, is established and an effective method of mineral processing is determined. It includes a financial analysis based on reasonable assumptions on the Modifying Factors and the evaluation of any other relevant factors that are sufficient for a Competent Person, acting reasonably, to determine if all or part of the Mineral Resources may be converted to an Ore Reserve at the time of reporting. A Pre-Feasibility Study is at a lower confidence level than a Feasibility Study. Professional Organisation means a self-regulating body, such as one of engineers or geoscientists or of both, that:

(a) admits members primarily on the basis of their academic qualifications and professional experience; (b) requires compliance with professional standards of expertise and behaviour according to a Code of Ethics established by the organisation; and (c) has enforceable disciplinary powers, including that of suspension or expulsion of a member, should its Code of Ethics be breached. Public Presentation means the process of presenting a topic or project to a public audience. It may include, but not be limited to, a demonstration, lecture or speech meant to inform, persuade or build goodwill. Public Report means a report prepared for the purpose of informing investors or potential investors and their advisers when making investment decisions, or to satisfy regulatory requirements. It includes, but is not limited to, Annual Reports, Quarterly Reports, press releases, Information Memoranda, Technical Assessment Reports, Valuation Reports, Independent Expert Reports, website postings and Public Presentations. Also see Clause 5 of the VALMIN Code for guidance on Public Reports. Quarterly Report means a document published by public corporations on a quarterly basis to provide shareholders, the public and the government with financial data, a summary of ownership and the accounting practices used to prepare the report. Reasonableness implies that an assessment which is impartial, rational, realistic and logical in its treatment of the inputs to a Valuation or Technical Assessment has been used, to the extent that another Practitioner with the same information would make a similar Technical Assessment or Valuation. Royalty or Royalty Interest means the amount of benefit accruing to the royalty owner from the royalty share of production. Securities has the meaning as defined in the Corporations Act. Securities Experts are persons whose profession, reputation or experience provides them with the authority to assess or value Securities in compliance with the requirements of the Corporations Act, ASIC Regulatory Guides and ASX Listing Rules. Scoping Study means an order of magnitude technical and economic study of the potential viability of Mineral Resources. It includes appropriate assessments of realistically assumed Modifying Factors together with any other relevant operational factors that are necessary to demonstrate at the time of reporting that progress to a Pre-Feasibility Study can be reasonably justified. Specialists are persons whose profession, reputation or relevant industry experience in a technical discipline (such as geology, mine engineering or metallurgy) provides them with the authority to assess or value Mineral Assets. Status in relation to Tenure means an assessment of the security of title to the Tenure. Technical Assessment is an evaluation prepared by a Specialist of the technical aspects of a Mineral Asset. Depending on the development status of the Mineral Asset, a Technical Assessment may include the review of geology, mining methods, metallurgical processes and recoveries, provision of infrastructure and environmental aspects. Technical Assessment Report involves the Technical Assessment of elements that may affect the economic benefit of a Mineral Asset. Technical Value is an assessment of a Mineral Asset's future net economic benefit at the Valuation Date under a set of assumptions deemed most appropriate by a Practitioner, excluding any premium or discount to account for market considerations. Tenure is any form of title, right, licence, permit or lease granted by the responsible government in accordance with its mining legislation that confers on the holder certain rights to explore for and/or extract agreed minerals that may be (or is known to be) contained. Tenure can include third-party ownership of the Minerals (for example, a royalty stream). Tenure and Title have the same connotation as Tenement. Transparency or being Transparent requires that the reader of a Public Report is provided with sufficient information, the presentation of which is clear and unambiguous, to understand the report and not be misled by this information or by omission of Material information that is known to the Practitioner. Valuation is the process of determining the monetary Value of a Mineral Asset at a set Valuation Date. Valuation Approach means a grouping of valuation methods for which there is a common underlying rationale or basis. Valuation Date means the reference date on which the monetary amount of a Valuation in real (dollars of the day) terms is current. This date could be different from the dates of finalisation of the Public Report or the cut-off date of available data. The Valuation Date and date of finalisation of the Public Report must not be more than 12 months apart. Valuation Methods means a subset of Valuation Approaches and may represent variations on a common rationale or basis. Valuation Report expresses an opinion as to monetary Value of a Mineral Asset but specifically excludes commentary on the value of any related Securities. Value means the Market Value of a Mineral Asset.

A N N E X U R E  B – S U M M A R Y   O F   S C H E M E   I M P L E M E N T A T I O N   D E E D

On 18 May 2026, European Lithium Limited (EUR) and Critical Metals Corp. (for the purposes of this Annexure B referred to as the Bidder) entered into a Scheme Implementation Deed, under which the parties agreed to implement the Share Scheme and Option Scheme.

A summary of the key terms of the Scheme Implementation Deed is set out in this Annexure B. A full copy of the Scheme Implementation Deed is available on ASX’s website (www.asx.com.au) and EUR’s website (https://europeanlithium.com/announcements/).

1.	Conditions Precedent (clause 3.1 and 3.2)

(a)	Each of the Share Scheme and Option Scheme is subject to a number of Conditions Precedent, including those set out in Section 3.5 of the Scheme Booklet. The Schemes will not proceed unless all of the Conditions Precedent applicable to the relevant Scheme are satisfied or waived (where waiver is permitted) in accordance with the Scheme Implementation Deed.

(b)	The Conditions Precedent to the Share Scheme are set out in clause 3.1 of the Scheme Implementation Deed and summarised below:

(i)	ASIC and ASX approvals: before 8:00am on the Second Court Date, ASIC and ASX issue or provide such consents, approvals, modifications or waivers as are necessary or which Bidder and EUR agree are desirable to implement the Share Scheme, either unconditionally or on conditions that do not impose unduly onerous obligations upon either party (acting reasonably), and such consent, approval or other act has not been withdrawn, cancelled or revoked as at 8:00am on the Second Court Date.

(ii)	Other approvals: before 8:00am on the Second Court Date all regulatory approvals other than those referred to above, which are required by law, or by any Government Agency, or which the parties agree are desirable, to implement the Share Scheme have been issued or received (as applicable) either unconditionally or on conditions that do not impose unduly onerous obligations upon either party (acting reasonably) and such Regulatory Approvals remain in full force and effect in all respects and have not been withdrawn, cancelled or revoked as at 8:00am on the Second Court Date.

(iii)	No restraints: no judgment, order, decree, statute, law, ordinance, rule or regulation, or other temporary restraining order, preliminary or permanent injunction, restraint or prohibition, entered, enacted, promulgated, enforced or issued by any court or other Government Agency of competent jurisdiction remains in effect as at 8:00am on the Second Court Date that prohibits, materially restricts, makes illegal or restrains the completion of the Share Scheme.

(iv)	EUR Shareholder approval: EUR Shareholders (other than Excluded Shareholders) approve the Share Scheme at the Share Scheme Meeting by the requisite majority under the Corporations Act.

(v)	Option Scheme approval: EUR Optionholders (other than Excluded Optionholders) approve the Option Scheme at the Option Scheme Meeting by the Requisite Majorities under the Corporations Act.

(vi)	NASDAQ Notice: before the Record Date, Bidder shall have notified NASDAQ of the issuance of the New CRML Shares.

(vii)	Security Cancellation Deeds: before 8:00am on the Second Court Date, EUR and each EUR Unlisted Optionholder and each holder of an EUR Performance Right (as applicable) has entered into a Security Cancellation Deed in respect of any EUR Unlisted Options and EUR Performance Rights held by the relevant holder which are on issue.

(viii)	Minimum Cash Condition: the aggregate of EUR Group’s Net Cash and Cash Equivalents plus the amount of any Velta Loans (up to the Permitted Balance) is equal to or greater than the Minimum Cash Amount, being $330 million, as at 8:00am on the date of the Second Court Date.

(ix)	Independent Expert’s Report: the Independent Expert’s Report concludes that each of the Share Scheme and the Option Scheme are in the respective best interests of EUR Shareholders and EUR Optionholders (as applicable) before the time the Scheme Booklet is lodged with ASIC, and the Independent Expert does not adversely change its conclusion or withdraw its Independent Expert Report prior to 8:00am on the Second Court Date.

(x)	Court approval of the Share Scheme: the Court makes orders under section 411(4)(b) of the Corporations Act approving the Share Scheme, in a manner that satisfies section 3(a)(10) of the US Securities Act with respect to the New CRML Shares to be issued or procured to be issued under the Share Scheme, and any conditions imposed by the Court under section 411(6) of the Corporations Act are acceptable to the parties acting reasonably.

(xi)	Court approval of the Option Scheme: the Court makes orders under section 411(4)(b) of the Corporations Act approving the Option Scheme, in a manner that satisfies section 3(a)(10) of the US Securities Act with respect to the New CRML Shares to be issued or procured to be issued under the Option Scheme, and any conditions imposed by the Court under section 411(6) of the Corporations Act are acceptable to the parties acting reasonably.

(xii)	Millstone Agreements: before 8:00am on the Second Court Date, the Millstone Agreements have been amended, novated or otherwise varied in writing so as to release EUR and each other EUR Group Member from all obligations to issue any securities (including EUR Shares or any other equity securities) under or in connection with the Millstone Agreements, and Bidder has agreed to assume such obligations to issue these securities based on the Share Scheme Transaction Ratio and terms acceptable to Bidder (acting reasonably).

(xiii)	Related Party Resolutions: EUR Shareholders approve the Related Party Resolutions by simple majority at the General Meeting.

(xiv)	No EUR Prescribed Event: from the date of the Scheme Implementation Deed until 8:00am on the Second Court Date, no EUR Prescribed Event occurs.

(xv)	No Bidder Prescribed Event: from the date of the Scheme Implementation Deed until 8:00am on the Second Court Date, no Bidder Prescribed Event occurs.

(xvi)	No EUR Material Adverse Change: from the date of the Scheme Implementation Deed until 8:00am on the Second Court Date, no EUR Material Adverse Change occurs.

(xvii)	No Bidder Material Adverse Change: from the date of this Scheme Implementation Deed until 8:00am on the Second Court Date, no Bidder Material Adverse Change occurs.

(xviii)	No breach of EUR Representations and Warranties: the EUR Representations and Warranties are true and correct in all material respects as at the date of the Scheme Implementation Deed and as at 8:00am on the Second Court Date.

(xix)	No breach of Bidder Representations and Warranties: the Bidder Representations and Warranties are true and correct in all material respects as at the date of the Scheme Implementation Deed and as at 8:00am on the Second Court Date.

(c)	The Conditions Precedent to the Option Scheme are set out in clause 3.2 of the Scheme Implementation Deed and summarised below:

(i)	Court approval of the Option Scheme: the Court makes orders under section 411(4)(b) of the Corporations Act approving the Option Scheme in a manner that satisfies section 3(a)(10) of the US Securities Act with respect to the New CRML Shares to be issued or procured to be issued under the Option Scheme, and any conditions imposed by the Court under section 411(6) of the Corporations Act are acceptable to the parties acting reasonably.

(ii)	ASX waiver: before 8:00am on the Second Court Date, the ASX grants a waiver from ASX Listing Rule 6.23 in relation to the Option Scheme (if required) or, if ASX Listing Rule 6.23 applies and ASX does not grant a waiver, EUR Shareholders giving any necessary approvals under ASX Listing Rule 6.23 in relation to the Option Scheme (if required).

(iii)	EUR Optionholder approval: EUR Optionholders (other than Excluded Optionholders) approve the Option Scheme at the Option Scheme Meeting by the Requisite Majorities under the Corporations Act.

(iv)	Share Scheme is Effective: the Share Scheme becoming Effective.

(d)	EUR and Bidder have each agreed to use reasonable endeavours to procure the satisfaction of each Condition Precedent as soon as practicable after the date of the Scheme Implementation Deed, and to ensure that there is no occurrence within its control which would prevent a relevant Condition Precedent from being satisfied.

2.	EUR Independent Board recommendation (clause 5.8)

(a)	The EUR Independent Board must unanimously recommend that EUR Shareholders (other than Excluded Shareholders) and EUR Optionholders (other than Excluded Optionholders) vote in favour of the Share Scheme and the Option Scheme, and the resolutions relevant to EUR Shareholders and EUR Optionholders, in each case in the absence of a Superior Proposal and subject to the Independent Expert concluding (and continuing to conclude) that the Share Scheme and the Option Scheme are in the best interests of EUR Shareholders and EUR Optionholders (as applicable).

(b)	The EUR Independent Board (collectively and individually) must not withdraw, modify, change, revise or qualify its recommendation in favour of the Schemes, and neither the EUR Independent Board nor the EUR Board may support or endorse a Competing Proposal, or recommend that EUR Shareholders accept or vote in favour of a Competing Proposal, unless:

(i)	the Independent Expert provides an Independent Expert's Report which concludes (and continues to conclude) that the Share Scheme or the Option Scheme is not in the best interests of EUR Shareholders or EUR Optionholders;

(ii)	EUR has received a Competing Proposal which is a Superior Proposal and EUR has complied with the matching right procedure in the Scheme Implementation Deed; or

(iii)	a court or Government Agency requires or requests that one or more members of the EUR Independent Board abstain or withdraw from making a recommendation,

and EUR has complied with its obligations under the exclusivity provisions of the Scheme Implementation Deed (see paragraph 11 below).

(c)	Before the EUR Independent Board changes, withdraws or qualifies its recommendation, or before the EUR Independent Board or EUR Board supports, endorses or recommends a Competing Proposal, the EUR Independent Board must give Bidder at least 2 Business Days' written notice, and the parties must then consult in good faith for 4 Business Days to consider whether the existing recommendation can be maintained. The recommendation cannot be changed during that consultation period, and EUR must use all reasonable endeavours to ensure that no public statement inconsistent with the existing recommendation is made during that period.

(d)	These notice and consultation requirements do not apply where EUR has already complied with the matching right procedure in respect of the matter giving rise to the proposed change.

3.	Conduct of business of EUR (clause 5.4)

Until the Implementation Date, EUR must conduct its businesses and must cause each member of the EUR Group to conduct their respective businesses in the ordinary and usual course generally consistent with the manner in which each such business and operations have been conducted in the 12 month period prior to the date of the Scheme Implementation Deed. In addition, subject to some exceptions, EUR must not undertake certain specific activities relating to the conduct of its business without the prior written consent of Bidder. The EUR conduct of business restrictions (and exceptions) is set out in full in clause 5.4 of the Scheme Implementation Deed.

4.	Conduct in relation to Velta Acquisition (clause 5.5)

(a)	From the date of the Scheme Implementation Deed up to and including the Implementation Date, EUR must not, without the prior written consent of Bidder in its absolute discretion:

(i)	make any investment or funding to Velta or complete the Velta Acquisition or any phase thereof;

(ii)	terminate or abandon the Velta Acquisition or enter into any agreement in connection with the Velta Acquisition;

(iii)	vary or amend (or agree to vary or amend), or waive any rights under, the terms of the Velta Acquisition or any agreement entered into in connection with the Velta Acquisition, including any change to the aggregate consideration, the number of EUR Shares to be issued, the conditions precedent to completion, the timetable for completion or any indemnity or warranty given by EUR in connection with the Velta Acquisition; or

(iv)	enter into any definitive agreement with Velta.

(b)	EUR must keep Bidder reasonably informed of material developments in respect of the Velta Acquisition.

5.	Conduct of business of Bidder (clause 5.6)

Until the Implementation Date, Bidder must conduct its businesses and must cause each member of the CRML Group to conduct their respective businesses in the ordinary and usual course generally consistent with the manner in which each such business and operations have been conducted in the 12 month period prior to the date of the Scheme Implementation Deed. The Bidder conduct of business restrictions (and exceptions) is set out in full in clause 5.6 of the Scheme Implementation Deed.

6.	Exclusivity (clause 11)

The Scheme Implementation Deed contains the following customary exclusivity provisions applicable to EUR during the Exclusivity Period:

(a)	No shop restriction: EUR must not, and must procure that each of its respective Representatives do not, directly or indirectly, solicit, invite, encourage or initiate any Competing Proposal or Potential Competing Proposal with any Third Party; or assist, encourage, procure or induce any person to do any of these things on its behalf.

(b)	No talk restriction: Subject to a fiduciary exception, during the Exclusivity Period, EUR must not, and must procure that each of its respective Representatives do not, directly or indirectly:

(i)	enter into, facilitate, participate in or continue any negotiations or discussions with any Third Party in relation to a Competing Proposal or any Potential Competing Proposal;

(ii)	negotiate, accept or enter into, or offer or agree to negotiate, accept or enter into, any agreement, arrangement or understanding regarding a Competing Proposal or Potential Competing Proposal;

(iii)	communicate to any person an intention to do anything referred to in the preceding paragraphs in this section; or

(iv)	assist, encourage, procure or induce any person to do any of the things referred to in this Section on its behalf,

even if the Competing Proposal or Potential Competing Proposal was not directly or indirectly solicited, invited, encouraged or initiated by EUR or any of its representatives or has been publicly announced.

(c)	No due diligence restriction: EUR must not, and must procure that each of its respective Representatives do not directly or indirectly:

(i)	solicit, initiate, invite, encourage, facilitate or permit any Third Party to undertake due diligence investigations in respect of EUR or any member of the EUR Group or any of their respective businesses, affairs or operations;

(ii)	make available to any Third Party, or cause or permit any Third Party (other than a Government Agency that has the right to obtain that information and has sought it) to receive, any non-public information relating to EUR or any of its Related Entities that may reasonably be expected to assist such Third Party in formulating, developing or finalising a Competing Proposal or a Potential Competing Proposal; or

(iii)	assist, encourage, procure or induce any person to do any of the things referred to in this restriction.

(d)	Notification obligations: During the Exclusivity Period, EUR must as soon as possible, and in any event within 1 Business Day, notify Bidder in writing if it or any of its representatives become aware of:

(i)	any offer or request to do any of the things referred to in the no talk or no due diligence restrictions;

(ii)	any approach, inquiry, expression of interest, discussion, proposal or other communication made by any person to it or any of its representatives, to initiate any discussions or negotiations, or any intention to make such approach, that concern a Competing Proposal or Potential Competing Proposal; or

(iii)	any request made by any person to it or any of its representatives, for any non-public information relating to it, its Related Bodies Corporate, or any of their businesses and operations, in connection with such person formulating, developing or finalising, or assisting in the formulation, development or finalisation of, a Competing Proposal or Potential Competing Proposal,

in each case whether direct or indirect, whether solicited or unsolicited and whether oral or in writing.

(e)	Fiduciary exception: the no-talk and no due diligence restrictions do not apply to the extent that they restrict EUR or any EUR Director from taking or refusing to take any action with respect to a Competing Proposal (in relation to which there has been no contravention of the no shop restriction), provided that:

(i)	the Competing Proposal is bona fide and is made by or on behalf of a person that the EUR Directors consider is of sufficient commercial standing to implement the Competing Proposal; and

(ii)	the EUR Directors have determined in good faith after consultation with its external legal advisers that:

(A)	the Competing Proposal is or may reasonably be expected to become a Superior Proposal; and

(B)	having taken written advice from its external legal advisers, failing to take the action or refusing to take the action (as the case may be) with respect to the Competing Proposal would be reasonably likely to constitute a breach of the fiduciary or statutory obligations of the EUR Board.

(f)	Response to Competing Proposal and Counter Proposal: if EUR is permitted by virtue of its fiduciary obligations to engage in activity that would otherwise breach its no-talk or no due diligence restrictions, it must enter into a confidentiality agreement with the person who has made the applicable Competing Proposal or Potential Competing Proposal on customary terms.

(g)	EUR must not and must procure that each of its Representatives do not enter into any agreement, commitment, arrangement or understanding (whether or not in writing) relating to any Competing Proposal (other than a confidentiality agreement), the EUR Independent Board does not change, modify or withdraw its recommendation in favour of each Scheme, and the EUR Independent Board (and EUR Board, as applicable) do not support, endorse or recommend a Competing Proposal, or recommend that EUR Shareholders accept or vote in favour of a Competing Proposal in respect of EUR unless each of the following conditions is satisfied:

(i)	the EUR Independent Board (or EUR Board, as applicable) acting in good faith, have determined that the Competing Proposal is a Superior Proposal and that the failure to take an action would likely breach the statutory or fiduciary duties of the members of the EUR Independent Board or EUR Board;

(ii)	EUR has given Bidder written notice (Relevant Notice) of the proposal to enter into the relevant agreement, commitment, arrangement or understanding;

(iii)	EUR has given Bidder all information that would be required by its notification obligations, together with the identity of the proponent of the Competing Proposal;

(iv)	for at least 4 Business Days after the date of the provision of the information, EUR and Bidder have negotiated in good faith, to the extent Bidder wishes to negotiate and make itself reasonably available to negotiate, to enable Bidder to provide an equivalent or superior proposal to the terms of the Competing Proposal; and

(v)	by (but not before) the expiry of any negotiation period, if EUR has received a written proposal to EUR from Bidder to improve the Scheme Consideration or otherwise alter the terms of the Transaction (Bidder Counterproposal) and acting reasonably and in good faith, after receiving written advice from its external legal advisers and advice from financial advisers the EUR Independent Board has determined as soon as reasonably practicable (and in any event within 5 Business Days of receiving the Bidder Counterproposal), that the Bidder Counterproposal would not produce an equivalent or superior outcome for EUR Shareholders (when considered as a whole) as compared to the Competing Proposal, taking into account all terms and conditions and other aspects of:

(A)	the Bidder Counterproposal (including the value and type of consideration, funding, any timing considerations, any conditions precedent or other matters affecting the probability of the Bidder Counterproposal being completed compared to the Competing Proposal or other relevant matters); and

(B)	the Competing Proposal (if applicable).

(h)	If Bidder provides a Bidder Counterproposal, EUR must procure that the EUR Independent Board considers the Bidder Counterproposal and determines, as soon as reasonably practicable (and in any event, within 2 Business Days of receiving the Bidder Counterproposal), whether, acting reasonably and in good faith, after receiving written advice from its external legal advisers and advice from financial advisers, the Bidder Counterproposal would provide an equivalent or superior outcome to EUR Shareholders (when considered as a whole) as compared with the Competing Proposal. Following that determination, EUR must:

(i)	procure that the EUR Independent Board promptly notifies Bidder of the determination in writing, stating reasons for that determination; and

(ii)	if that determination is that the Bidder Counterproposal would provide an equivalent or superior outcome to EUR Shareholders (when considered as a whole) as compared with the Competing Proposal, then:

(A)	for a period of not less than 2 Business Days after EUR delivers to Bidder the notice referred to above (or such other period agreed by the parties), EUR and Bidder must use their best endeavours to agree the transaction documentation required to implement the Bidder Counterproposal as soon as reasonably practicable; and

(B)	EUR must use its best endeavours to procure that the EUR Independent Board unanimously recommends that EUR Shareholders vote in favour of the Bidder Counterproposal subject to the Independent Expert concluding, and continuing to conclude, that the Bidder Counterproposal is in the best interests of EUR Shareholders and there being no further Superior Proposal; or

(C)	the Bidder Counterproposal would not provide an equivalent or superior outcome to EUR Shareholders (when considered as a whole) as compared with the Competing Proposal, then EUR must immediately (and in any event within 1 Business Day) notify Bidder in writing of the determination and the reasons for making the determination.

7.	Reimbursement Fee (clause 12)

EUR has agreed to pay Bidder a Reimbursement Fee of $12,000,000 without set-off or withholding as compensation for costs and expenses incurred by Bidder if:

(a)	failure to provide or change of recommendation: Bidder terminates the Scheme Implementation Deed prior to the Second Court Date, the EUR Independent Board fails to recommend the Schemes or withdraws or changes its recommendation to the Scheme Participants that they vote in favour of the resolutions to approve either Scheme (including making any public statement to such effect);

(b)	Superior Proposal: EUR terminates the Scheme Implementation Deed at any time prior to the Second Court Date, if a Competing Proposal is received and the EUR Independent Board (or EUR Board as applicable) publicly announces that it has determined that the Competing Proposal is a Superior Proposal;

(c)	Competing Proposal completes: on or before the End Date a Competing Proposal is publicly announced or made (whether or not proposed subject to conditions) and prior to the twelve-month anniversary of the End Date, that Competing Proposal completes; or

(d)	material breach: Bidder has validly terminated the Scheme Implementation Deed, resulting from EUR’s material breach, and has provided appropriate notice.

No Reimbursement Fee shall be payable by EUR if the Schemes become Effective.

8.	Reverse Reimbursement Fee (clause 13)

Bidder has agreed to pay EUR a Reverse Reimbursement Fee of $12,000,000 as compensation for costs and expenses incurred by EUR if:

(a)	material breach: EUR has validly terminated the Scheme Implementation Deed resulting from Bidder’s material breach, and has provided appropriate notice; or

(b)	failure to pay Scheme Consideration: Bidder does not pay the aggregate Scheme Consideration in accordance with the terms and conditions of this Deed, the Share Scheme, Option Scheme, Share Scheme Deed Poll or Option Scheme Deed Poll.

9.	Representations and warranties (clause 7.1 and clause 7.4)

Each of EUR and Bidder have given representations, warranties and covenants to the other that are considered to be standard for an agreement of this kind. The representations, warranties and covenants given by each of EUR and Bidder are set out in full at schedules 3 and 4 of the Scheme Implementation Deed.

10.	Termination (clause 14)

The Scheme Implementation Deed (and hence the Schemes) may be terminated:

(a)	End Date: by either EUR or Bidder, if the Schemes have not become Effective on or before the End Date, unless the failure of the Scheme to become Effective is due to a failure of the party seeking to terminate this Deed to perform or observe its obligations, covenants or agreements under this Deed;

(b)	before 8:00am on the Second Court Date:

(i)	Lack of support: before 8:00am on the Second Court Date, by Bidder, if the EUR Independent Board fails to recommend the Schemes in the manner set out in the Scheme Implementation Deed or withdraws or changes its recommendation to the Scheme Participants that they vote in favour of the resolutions to approve either Scheme (including making any public statement to such effect); and

(ii)	Superior Proposal: before 8:00am on the Second Court Date, by EUR, if a Competing Proposal is received and the EUR Independent Board (or EUR Board, as applicable) publicly announces that it has determined that the Competing Proposal is a Superior Proposal, provided that there has not been a breach of any obligation in any material respect under the exclusivity provisions.

(c)	material breach:

(i)	by Bidder if EUR is in breach of the Scheme Implementation Deed and that breach is material in the context of the Transaction and is not remedied by EUR within 10 Business Days (or such shorter period ending at 5:00pm on the Business Day before the Second Court Date) of EUR receiving written notice from Bidder of the details and relevant circumstances of the breach and stating its intention to terminate the Scheme Implementation Deed, provided that Bidder is not itself in breach of the Scheme Implementation Deed in any material respect;

(ii)	by EUR if Bidder is in breach of the Scheme Implementation Deed and that breach is material in the context of the Transaction and is not remedied by Bidder within 10 Business Days (or such shorter period ending at 5:00pm on the Business Day before the Second Court Date) of Bidder receiving written notice from EUR of the details and relevant circumstances of the breach and stating its intention to terminate the Scheme Implementation Deed, provided that EUR is not itself in breach of the Scheme Implementation Deed in any material respect;

(d)	Permanent restraint: by either party, if any court of competent jurisdiction or other Government Agency has issued a final and non-appealable order, decree, ruling or injunction (other than a temporary restraining order) permanently restraining, enjoining or otherwise prohibiting the completion of either Scheme or the Transaction, provided that the party seeking to terminate this Deed pursuant to this clause has not breached this Deed in any manner that has been the proximate cause of or has directly resulted in the issuance of such order, decree, ruling or injunction;

(e)	consultation or appeal failure: by either party due to a failure to consult on a failure of a Condition or in relation to an appeal of the Court’s decision to refuse to make orders convening the Scheme Meetings or approve the Schemes; or

(f)	agreement: if agreed to in writing by EUR and Bidder.

11.	Relevant Definitions under the Scheme Implementation Deed (clause 1)

(a)	Bidder Counterproposal has the meaning given in clause 11.6 of the Scheme Implementation Deed and summarised in Annexure B.

(a)	Bidder Diligence Materials means the documents and information made available by CRML to EUR and its Representatives prior to the date of the Scheme Implementation Deed, the index of which was agreed in writing between EUR and CRML on or prior to the date of the Scheme Implementation Deed for the purposes of identification.

(b)	Bidder Insolvency Event means:

•	a material member of CRML Group resolving that it be wound up or the making of an application or order for the winding up or dissolution of that member other than where the application or order (as the case may be) is set aside within 14 days;

•	a liquidator or provisional liquidator of a material member of CRML Group being appointed;

•	a court making an order for the winding up of a material member of CRML Group;

•	an administrator of a material member of CRML Group being appointed under the Corporations Act;

•	a material member of CRML Group is or becomes unable to pay its debts when they fall due within the meaning of the Corporations Act or is otherwise presumed to be insolvent under the Corporations Act unless that member has, or has access to, committed financial support from its parent entity such that it is able to pay its debts;

•	a material member of CRML Group executing a deed of company arrangement;

•	a receiver, or a receiver and manager, being appointed in relation to the whole, or a substantial part, of the property of a material member of CRML Group; or

•	an event analogous to any of the foregoing in any jurisdiction outside of Australia.

(a)	Bidder Material Adverse Change means an event, change, condition or circumstance that occurs, is announced or becomes known (in each case whether or not it becomes public) after the execution of the Scheme Implementation Deed that has or could reasonably be expected to have, individually or when aggregated with all other events or circumstances, a material adverse effect on the business, assets, liabilities, financial position, profitability or prospects of CRML Group (excluding any reduction in cash incurred in the ordinary course of business or in the course of implementing the Schemes) taken as a whole, but does not include any event or circumstance:

(i)	required, expressly permitted or expressly contemplated by this Deed, the Transaction or the transactions contemplated by either;

(ii)	done with the express prior written consent of EUR;

(iii)	to the extent that it was Fairly Disclosed in the Bidder Diligence Materials;

(iv)	to the extent that it was Fairly Disclosed in public filings of Bidder with the SEC in the twelve months before the date of this Deed;

(v)	to the extent it was actually known to EUR;

(vi)	which arise from acts of terrorism, outbreak or escalation of war (whether or not declared), major hostilities, civil unrest, act of god, natural disaster or adverse weather conditions, cyber security incidents or the like;

(vii)	resulting from changes in the general economic or business conditions (including commodity prices and exchange rates) or international or domestic markets which impact on CRML Group Members and their competitors in substantially the same way;

(viii)	arising as a result of any generally applicable change in law or governmental policy in any of the jurisdictions in which a CRML Group Member operates; or

(ix)	resulting from changes in generally accepted accounting principles or the interpretation of them by any professional body or Government Agency,

except that, in the case of each of the matters contemplated in paragraphs (vii), (viii) and (ix) above, if the effects of such event or circumstance are, or would reasonably be expected to be, disproportionately adverse to the CRML Group as compared to the effects on other comparable companies in the same industries as the CRML Group, then those effects are excluded from the matters contemplated in paragraphs (vii), (viii) and (ix) (as applicable) only to the extent of such disproportionate effect and not in their entirety.

(b)	Bidder Prescribed Event means except as required or specifically acknowledged by or disclosed in this Deed or by the Schemes, or with the prior written consent of EUR, the occurrence of any of the following between the date of this Deed and 8:00am on the Second Court Date:

(i)	Bidder converting all or any of its shares into a larger or smaller number of shares;

(ii)	any member of CRML Group (other than a direct or indirect wholly owned subsidiary of Bidder) resolving to reduce its share capital in any way or reclassifying, combining, splitting or redeeming or repurchasing directly or indirectly any of its shares;

(iii)	any member of CRML Group (other than a direct or indirect wholly owned subsidiary of Bidder):

(A)	entering into a buy-back agreement; or

(B)	resolving to approve the terms of a buy-back agreement;

(iv)	any member of CRML Group declaring, paying or distributing any dividend, bonus or other share of its profits or assets or returning or agreeing to return any capital to its shareholders (other than a direct or indirect wholly owned subsidiary of Bidder declaring, paying or distributing any dividend, bonus or other share of its profits or assets or returning or agreeing to return any capital to Bidder or to another direct or indirect wholly owned subsidiary of Bidder);

(v)	a member of CRML Group issuing securities, including without limitation shares, or granting an option over its shares, or agreeing to make such an issue or grant such an option, including pursuant to a dividend reinvestment or other share plan, other than an issue of any shares or other securities:

(A)	as a result of the exercise of options over unissued CRML Shares, or the conversion or exercise of other rights to acquire CRML Shares, that are on issue as at the date of this Deed;

(B)	by a direct or indirect wholly owned subsidiary of Bidder to the Bidder or to another direct or indirect wholly owned subsidiary of the Bidder;

(C)	where EUR consents in writing (in its absolute discretion); or

(D)	pursuant to a public offering and/or private placement of CRML Shares or securities convertible into CRML Shares (Financing Transaction), provided that the per share price of such Financing Transaction shall not be lower than US$11.86 and the number of CRML Shares issued shall not exceed 10% of the total number of CRML Shares on issue as at the date of this Deed;

(vi)	a member of CRML Group issuing or agreeing to issue securities convertible into shares, including pursuant to a dividend reinvestment or other share plan;

(vii)	Bidder making any change to its constitution without the consent of EUR (such consent not to be unreasonably withheld or delayed);

(viii)	a member of CRML Group entering into or resolving to enter into a transaction with a related entity of Bidder (as defined in the Corporations Act, but excluding transactions between members of CRML Group);

(ix)	a Bidder Insolvency Event occurs; or

(x)	any member of CRML Group authorising, committing, announcing or agreeing to take any of the actions referred to in the paragraphs above,

(xi)	provided that a Bidder Prescribed Event will not include any matter:

(A)	required, expressly permitted or expressly contemplated by this Deed, the Transaction or the transactions contemplated by either;

(B)	to the extent it is Fairly Disclosed in the Bidder Diligence Materials;

(C)	to the extent it is Fairly Disclosed in the public filings of Bidder with the SEC since 31 December 2025;

(D)	required by law or by an order of a court or Government Agency; or

(E)	the undertaking of which EUR has previously approved in writing (which approval must not be unreasonably withheld, conditioned or delayed).

(c)	EUR Material Adverse Change means an event, change, condition or circumstance that occurs, is announced or becomes known (in each case whether or not it becomes public) after the execution of this Deed that has or could reasonably be expected to have, individually or when aggregated with all other events, changes, conditions or circumstances, a material adverse effect on the business, assets, liabilities, financial position, profitability or prospects of the EUR Group taken as a whole (excluding any reduction in cash incurred in the ordinary course of business or in the course of implementing the Schemes), but does not include any event, change, condition or circumstance:

(i)	required, expressly permitted or expressly contemplated by this Deed, the Transaction or the transactions contemplated by either;

(ii)	done with the express prior written consent of Bidder;

(iii)	to the extent that it was Fairly Disclosed in the EUR Diligence Materials;

(iv)	to the extent that it was Fairly Disclosed in public filings of EUR with ASX or ASIC in the twelve months before the date of this Deed;

(v)	to the extent it was actually known to the Bidder;

(vi)	which arise from a diminution in the value of CRML Shares;

(vii)	which arise from acts of terrorism, outbreak or escalation of war (whether or not declared), major hostilities, civil unrest, act of god, natural disaster or adverse weather conditions, cyber security incidents or the like;

(viii)	resulting from changes in the general economic or business conditions (including commodity prices and exchange rates) or international or domestic markets which impact on the EUR Group Members and their competitors in substantially the same way;

(ix)	arising as a result of any generally applicable change in law or governmental policy in any of the jurisdictions in which a EUR Group Member operates; or

(x)	resulting from changes in generally accepted accounting principles or the interpretation of them by any professional body or Government Agency,

except that, in the case of each of the matters contemplated in paragraphs (vii), (viii), (ix) and (x) above, if the effects of such event or circumstance are, or would reasonably be expected to be, disproportionately adverse to the EUR Group as compared to the effects on other comparable companies in the same industries as the EUR Group, then those effects are excluded from the matters contemplated in paragraphs (vii), (viii), (ix) and (x) (as applicable) only to the extent of such disproportionate effect and not in their entirety.

(d)	EUR Prescribed Event means except as required or specifically acknowledged by or disclosed in this Deed or by the Schemes, or with the prior written consent of Bidder, the occurrence of any of the following between the date of this Deed and 8:00am on the Second Court Date:

(i)	EUR converting all or any of its shares into a larger or smaller number of shares;

(ii)	any member of the EUR Group (other than a direct or indirect wholly owned subsidiary of EUR) resolving to reduce its share capital in any way or reclassifying, combining, splitting or redeeming or repurchasing directly or indirectly any of its shares;

(iii)	any member of the EUR Group (other than a direct or indirect wholly owned subsidiary of EUR):

(A)	entering into a buy-back agreement; or

(B)	resolving to approve the terms of a buy-back agreement;

(iv)	any member of the EUR Group declaring, paying or distributing any dividend, bonus or other share of its profits or assets or returning or agreeing to return any capital to its shareholders (other than a direct or indirect wholly owned subsidiary of EUR declaring, paying or distributing any dividend, bonus or other share of its profits or assets or returning or agreeing to return any capital to EUR or to another direct or indirect wholly owned subsidiary of EUR);

(v)	a member of the EUR Group issuing securities, including without limitation shares, or granting an option over its shares, or agreeing to make such an issue or grant such an option, including pursuant to a dividend reinvestment or other share plan, other than an issue of any shares or other securities:

(A)	as a result of the exercise of options over unissued EUR Shares, or the conversion or exercise of other rights to acquire EUR Shares, that are on issue as at the date of this Deed;

(B)	by a direct or indirect wholly owned subsidiary of EUR to EUR or to another direct or indirect wholly owned subsidiary of EUR; or

(C)	where Bidder consents in writing (in its absolute discretion);

(vi)	a member of the EUR Group issuing or agreeing to issue securities convertible into shares, including pursuant to a dividend reinvestment or other share plan;

(vii)	EUR making any change to its constitution without the consent of Bidder (such consent not to be unreasonably withheld or delayed);

(viii)	a member of the EUR Group charging or agreeing to charge any material asset;

(ix)	a member of the EUR Group incurs any financial indebtedness, issues any debt securities, or commits to any material amount of capital or operating expenditure;

(x)	a member of the EUR Group makes any loans, advances or capital contributions to, or investments in, any other person (other than to or in EUR or to another direct or indirect wholly owned subsidiary of EUR in the ordinary course of business or to Bidder);

(xi)	a member of the EUR Group entering, varying or terminating any material contract, joint venture, partnership or other commitment which is material in the context of the business of the EUR Group as a whole;

(xii)	a member of the EUR Group entering into or resolving to enter into a transaction with a related entity of EUR (as defined in the Corporations Act, but excluding transactions between members of the EUR Group);

(xiii)	other than in accordance with an existing contract in place at the date of this Deed or with the consent of Bidder (such consent not to be unreasonably withheld or delayed), EUR or any member of the EUR Group:

(A)	increasing the remuneration of, or otherwise varying, the employment arrangements with any of its directors or employees;

(B)	accelerating the rights of any of its directors or employees to compensation or benefits of any kind (including under any executive or employee share plans); or

(C)	paying any of its directors or officers a termination or retention payment; or

(xiv)	a member of the EUR Group settling or compromising a material dispute;

(xv)	a EUR Insolvency Event occurs;

(xvi)	EUR breaches its conduct of business obligations in any material respect in respect of the Velta Acquisition under clause 5.5 of the Scheme Implementation Deed;

(xvii)	EUR settles, compromises or makes any concessions in relation to any tax claims, liabilities or disputes or makes any election in relation to tax, or otherwise engages in any transaction, act or event which gives rise to any tax liability which is outside the ordinary course of business as it was conducted prior to the date of this Deed; or

(xviii)	any member of the EUR Group authorising, committing, announcing or agreeing to take any of the actions referred to in the paragraphs above,

(e)	provided that a EUR Prescribed Event will not include any matter:

(i)	required, expressly permitted or expressly contemplated by this Deed, the Transaction or the transactions contemplated by either;

(ii)	to the extent it is Fairly Disclosed in the EUR Diligence Materials;

(iii)	to the extent it is Fairly Disclosed in the public filings of EUR with the ASX or in a document lodged with ASIC;

(iv)	required by law or by an order of a court or Government Agency; or

(v)	the undertaking of which Bidder has previously approved in writing (which approval must not be unreasonably withheld, conditioned or delayed).

A N N E X U R E  C – S H A R E S C H E M E  O F  A R R A N G E M E N T

EUROPEAN LITHIUM LIMITED

ACN 141 450 624

and

SCHEME SHAREHOLDERS

SCHEME OF ARRANGEMENT – SHARE SCHEME

T A B L E O F C O N T E N T S

1.	DEFINITIONS AND INTERPRETATION		C-5

	1.1	Definitions	C-5
	1.2	Interpretation	C-8
	1.3	Parties	C-10

2.	PRELIMINARY		C-10

	2.1	Preliminary matters	C-10
	2.2	Scheme Implementation Deed	C-10
	2.3	Share Scheme Deed Poll	C-10
	2.4	Effect of the Share Scheme	C-10
	2.5	Nominee	C-10

3.	CONDITIONS		C-11

	3.1	Conditions of the Share Scheme	C-11
	3.2	Effect of conditions	C-11
	3.3	Certificate	C-11
	3.4	Conclusive evidence	C-12
	3.5	Termination of Scheme Implementation Deed or Share Scheme Deed Poll	C-12
	3.6	Effective Date	C-12
	3.7	End Date	C-12

4.	SHARE SCHEME		C-12

	4.1	Lodgement of Court order	C-12
	4.2	Transfer of Scheme Shares	C-12
	4.3	Transfer documentation	C-12
	4.4	Provision of Share Scheme Consideration	C-12
	4.5	Beneficial entitlement by Bidder	C-13
	4.6	Transfer free from Encumbrances	C-13
	4.7	Enforcement of Share Scheme Deed Poll	C-13

5.	SHARE SCHEME CONSIDERATION		C-13

	5.1	Entitlement to Share Scheme Consideration	C-13
	5.2	Provision of Share Scheme Consideration	C-13
	5.3	Status of New Bidder Shares	C-14
	5.4	Quotation and Listing of New Bidder Shares	C-14
	5.5	Fractional entitlements	C-14
	5.6	Joint holdersIn the case of Scheme Shares held in joint names	C-14
	5.7	Share splitting	C-14
	5.8	Scheme Shareholders bound	C-15
	5.9	Election by Scheme Shareholders	C-15
	5.10	Provision of Share Scheme Consideration to Ineligible Shareholders, Small Shareholders and Electing Shareholders	C-15
	5.11	Orders of a Regulatory Authority	C-17
	5.12	Securities Act Exemption	C-17

6.	SCHEME SHAREHOLDERS		C-18

	6.1	Appointment of EUR as attorney and agent	C-18
	6.2	Appointment of Bidder as attorney in respect of Scheme Shares	C-18
	6.3	Scheme Shareholder's consent	C-18
	6.4	Agreements and warranties by Scheme Shareholders	C-18

7.	DEALINGS IN EUR SHARES		C-19

	7.1	Determination of Scheme Shareholders	C-19
	7.2	Maintenance of EUR Share Register	C-19
	7.3	Information to be made available to Bidder	C-19
	7.4	Instructions and elections	C-20

8.	QUOTATION OF EUR SHARES		C-20

	8.1	Suspension of trading	C-20
	8.2	Termination of quotation	C-20

9.	NOTICES		C-20

	9.1	General	C-20
	9.2	Communications by post	C-20
	9.3	After hours communications	C-20
	9.4	Omission to give notice	C-20

10.	GENERAL		C-21

	10.1	No liability when acting in good faith	C-21
	10.2	EUR and Scheme Shareholders bound	C-21
	10.3	Further assurances	C-21
	10.4	Alterations and conditions	C-21
	10.5	GST	C-21
	10.6	Costs	C-21
	10.7	Governing law and jurisdiction	C-21

THIS SHARE SCHEME is made on	2026.

B E T W E E N

EUR	Name	European Lithium Limited

	ACN	141 450 624

	Address	32 Harrogate Street, West Leederville WA 6007

Scheme Shareholders	Each holder of EUR Shares (other than Excluded Shareholders) recorded in the EUR Share Register as at the Record Date.

R E C I T A L S

A.	EUR and Bidder have entered into the Scheme Implementation Deed, pursuant to which, amongst other things, EUR has agreed to propose the Share Scheme to Scheme Shareholders, and each of EUR and Bidder have agreed to take certain steps to implement the Share Scheme.

B.	If this Share Scheme becomes Effective, then:

(i)	all the Scheme Shares will be transferred to Bidder and the Share Scheme Consideration will be provided to the Scheme Shareholders in accordance with the terms of the Share Scheme; and

(ii)	EUR will enter the name and address of Bidder in the EUR Share Register as the holder of the Scheme Shares.

IT IS AGREED as follows:

1.	DEFINITIONS AND INTERPRETATION

1.1	Definitions

In this Share Scheme:

ASIC means the Australian Securities and Investments Commission.

ASX means ASX Limited (ACN 008 624 691).

ASX Listing Rules means the official listing rules of ASX.

ASX Settlement means ASX Settlement Pty Limited (ABN 49 008 504 532).

ASX Settlement Operating Rules means the settlement rules of the settlement facility operated by ASX Settlement.

Bidder means Critical Metals Corp., a NASDAQ listed company with code ‘CRML’ and with its office at 712 Fifth Ave, 11th floor, New York, NY 10019.

Bidder Group means Bidder and each of its subsidiaries and a reference to a ‘Bidder Group Member’ or a ‘member of Bidder Group’ is to Bidder or any of its subsidiaries.

Bidder Share means a fully paid ordinary share of Bidder.

Bidder Shareholder means each person who is a register holder of a Bidder Share.

Bidder Share Register means the register of Bidder Shareholders maintained by or on behalf of Bidder.

Business Day means a business day as defined in the ASX Listing Rules and, to the extent any action must be taken in relation to NASDAQ or Bidder, a day (other than a Saturday, Sunday or public holiday) on which banks are open for general banking business in New York.

Ceiling Price means US$16.00.

CHESS means the clearing house electronic sub-register system of share transfers operated by ASX Settlement.

Corporations Act means the Corporations Act 2001 (Cth).

Court means the Supreme Court of Western Australia or such other Court of competent jurisdiction under the Corporations Act agreed in writing between Bidder and EUR.

Effective means, when used in relation to the Share Scheme, the coming into effect under section 411(10) of the Corporations Act of the order of the Court made under section 411(4)(b) of the Corporations Act in relation to the Share Scheme.

Effective Date means the date on which the Share Scheme becomes Effective.

Electing Shareholder means a Scheme Shareholder (other than an Ineligible Shareholder or a Small Shareholder) who holds equal to or less than 50,000 EUR Shares at the Record Date, and who has validly lodged an Opt-In Notice with EUR on or before the Opt-In Election Time.

Encumbrance means any security for the payment of money or performance of obligations, including a mortgage, charge, lien, pledge, trust, power, or title retention or flawed deposit arrangement and any “security interest” as defined in sections 12(1) or 12(2) of the Personal Property Securities Act 2009 (Cth) or any agreement to create any of them or allow them to exist.

End Date means the later of:

(a)	31 December 2026; and

(b)	such other date and time agreed in writing between EUR and Bidder.

EUR means European Lithium Limited (ACN 141 450 624).

EUR Registry means Computershare Investor Services Pty Limited (ACN 078 279 277).

EUR Share means a fully paid ordinary share in the capital of EUR.

EUR Share Register means the register of members of EUR maintained in accordance with the Corporations Act.

EUR Shareholder means a holder of an EUR Share.

Excluded Shareholder means any EUR Shareholder who is a member of Bidder Group or any EUR Shareholder who holds any EUR Shares on behalf of or for the benefit of, any member of Bidder Group.

Exchange Rate means the AUD/USD exchange rate published by the Reserve Bank of Australia as the 4.00pm (Sydney time) reference rate on the second NASDAQ Trading Day before the Record Date.

First Court Date means the first day of the hearing by the Court for an order under section 411(1) of the Corporations Act convening the Share Scheme Meeting is heard.

Floor Price means US$8.00.

Government Agency means any foreign or Australian government or governmental semi-governmental, administrative, fiscal or judicial body, department, commission, authority, tribunal, agency or entity, or any minister of the Crown in right of the Commonwealth of Australia or any other federal, state, provincial, local or other government (foreign or Australian) and for the avoidance of doubt includes ASX, ASIC, the United States Securities and Exchange Commission (SEC), NASDAQ and the Takeovers Panel.

GST has the meaning given to that term in the A New Tax System (Goods and Services Tax) Act 1999 (Cth).

Implementation Date means the seventh Business Day following the Record Date.

Ineligible Shareholder means a Scheme Shareholder whose address as shown in EUR Share Register is located outside Australia and its external territories or New Zealand unless Bidder is satisfied that it is permitted to allot and issue New Bidder Shares to that Scheme Shareholder pursuant to the Share Scheme by the laws of that place, without having to comply with any governmental approval or other consent or registration, filing or other formality which Bidder regards as unduly onerous.

Maximum Share Scheme Transaction Ratio means 0.045 New Bidder Shares for every 1 EUR Share held.

Minimum Share Scheme Transaction Ratio means 0.025 New Bidder Shares for every 1 EUR Share held.

NASDAQ means the NASDAQ Stock Market LLC.

NASDAQ Trading Day means a day on which NASDAQ is open for trading.

New Bidder Share means a Bidder Share to be issued to Scheme Shareholders under this Share Scheme.

Opt-In Election Time means 5.00pm on the Business Day that is 2 Business Days before the Record Date, or such other time and date as Bidder and EUR may agree in writing.

Opt-In Notice means a notice in the form set out in or attached to the Scheme Booklet by which a Scheme Shareholder elects to have the New Bidder Shares to which it would otherwise be entitled as Share Scheme Consideration dealt with in accordance with clause 5.10 of this Share Scheme.

Record Date means 5:00pm on the second Business Day after the Effective Date or such other date as EUR and Bidder agree in writing.

Registered Address means the address of the Scheme Shareholder shown in the EUR Share Register.

Requisite Majorities has the meaning given in the Scheme Implementation Deed.

Sale Agent means a person appointed by Bidder, in consultation with EUR, to sell the Sale Shares pursuant to clause 5.9.

Sale Shares means the New Bidder Shares to which Ineligible Shareholders and Small Shareholders would have been entitled under the Share Scheme but for the operation of clause 4.7 of the Scheme Implementation Deed.

Scheme Implementation Deed means the scheme implementation deed between EUR and Bidder dated 18 May 2026 as amended and restated on 3 July 2026 and 19 August 2026.

Scheme Share means an EUR Share held by a Scheme Shareholder.

Scheme Shareholder means a holder of EUR Shares (other than an Excluded Shareholder) recorded in the EUR Share Register as at the Record Date.

Scheme VWAP means the average of the daily volume weighted average price of Bidder Shares traded on NASDAQ during the Scheme VWAP Period, as shown on Bloomberg (or, if Bloomberg is unavailable, as calculated by reference to such other source as the parties agree in writing).

Scheme VWAP Period means the 20 consecutive NASDAQ Trading Days ending on (and including) the second NASDAQ Trading Day before the date of the Share Scheme Meeting, except that if the Share Scheme Meeting is adjourned, postponed or otherwise delayed, means the 20 consecutive NASDAQ Trading Days ending on (and including) the second NASDAQ Trading Day before the date on which the Share Scheme Meeting was originally convened.

Second Court Date means the first day on which an application made to the Court for an order under section 411(4)(b) of the Corporations Act approving the Share Scheme is heard.

Securities Act means the United States Securities Act of 1933, as amended, and the rules and regulations thereunder.

Share Sale Proceeds means the gross proceeds of sale of the Sale Shares under clause 5.10, less any applicable taxes and charges incurred by Bidder or the Sale Agent in connection with the sale of the Sale Shares under clause 5.10, any conversion from USD to AUD, any conversion from USD to AUD, and the reasonable costs of distribution of the applicable payment to the Small Shareholders, Ineligible Shareholders and Electing Shareholders.

Share Scheme means this members’ scheme of arrangement under Part 5.1 of the Corporations Act between EUR and the Scheme Shareholders under which Scheme Shareholders will receive the Share Scheme Consideration, subject to any alterations or conditions made or required by the Court under section 411(6) of the Corporations Act and agreed to in writing by Bidder and EUR.

Share Scheme Consideration means the consideration to be provided to Scheme Shareholders under the terms of the Share Scheme, for the transfer of their Scheme Shares, comprising New Bidder Shares calculated in accordance with the Share Scheme Transaction Ratio.

Share Scheme Deed Poll means the deed poll executed by Bidder in favour of Scheme Shareholders, under which Bidder covenants in favour of each Scheme Shareholder to perform its obligations under the Share Scheme.

Share Scheme Meeting means the meeting of EUR Shareholders ordered by the Court to be convened under section 411(1) of the Corporations Act.

Share Scheme Order means the order of the Court made for the purposes of section 411(4)(b) of the Corporations Act in respect of the Share Scheme.

Share Scheme Transaction Ratio means the number of New Bidder Shares for every 1 EUR Share held, determined as follows:

(a)	if the Scheme VWAP is equal to or less than the Floor Price, the Maximum Share Scheme Transaction Ratio;

(b)	if the Scheme VWAP is greater than the Floor Price and less than the Ceiling Price, the number of New Bidder Shares calculated in accordance with the following formula:

Where:

D means the Minimum Share Scheme Transaction Ratio;

E means the Ceiling Price; and

F means the Scheme VWAP.

(c)	if the Scheme VWAP is equal to or greater than the Ceiling Price, the Minimum Share Scheme Transaction Ratio.

Share Scheme Transfer means for each Scheme Shareholder, a proper instrument of transfer of the Scheme Shares for the purposes of section 1071B of the Corporations Act, which may be a master transfer of all Scheme Shares.

Small Shareholder means a Scheme Shareholder (other than an Ineligible Shareholder) who, based on their holding of EUR Shares, is entitled to receive less than 35 New Bidder Shares as Scheme Consideration as at 5.00pm on the Record Date.

Takeovers Panel means the Australian Takeovers Panel constituted under the Australian Securities and Investments Commission Act 2001 (Cth).

1.2	Interpretation

In this Share Scheme:

(a)	headings are for convenience only and do not affect its interpretation;

(b)	no provision of this Share Scheme will be construed adversely to a party because that party was responsible for the preparation of this Share Scheme or that provision;

(c)	specifying anything after the words “include” or “for example” or similar expressions does not limit what else is included;

and, unless the context otherwise requires:

(d)	the expression person includes an individual, the estate of an individual, a corporation, an authority, an association or joint venture (whether incorporated or unincorporated), a partnership and a trust;

(e)	a reference to any party includes that party’s executors, administrators, successors and permitted assigns, including any person taking by way of novation;

(f)	a reference to a body, other than a party to this Share Scheme whether statutory or not:

(i)	which ceases to exist; or

(ii)	whose powers or functions are transferred to another body,

is a reference to the body which replaces it or substantially succeed its powers or functions;

(g)	a reference to any document (including this Share Scheme) is to that document as varied, novated, ratified or replaced from time to time;

(h)	modification or re-enactment of it or any statutory provision substituted for it, and all ordinances, by-laws, regulations, rules and statutory instruments (however described) issued under it;

(i)	words importing the singular include the plural (and vice versa) and words indicating a gender include every other gender;

(j)	references to parties, clauses, schedules, exhibits or annexures are references to parties, clauses, schedules, exhibits and annexures to or of this Share Scheme and a reference to this Share Scheme includes any schedule, exhibit or annexure to this Share Scheme;

(k)	where a word or phrase is given a defined meaning, any other part of speech or grammatical form of that word or phrase has a corresponding meaning;

(l)	a reference to time is to Western Standard Time as observed in Perth, Western Australia;

(m)	if a period of time is specified and dates from a given day or the day of an event, it is to be calculated exclusive of that day;

(n)	a reference to a day is to be interpreted as the period of time commencing at midnight and ending 24 hours later;

(o)	if an act prescribed under this Share Scheme to be done by a Party on or by a given day is done after 5:00pm on that day, it is taken to be done on the next day;

(p)	where an action is required to be undertaken on a day that is not a Business Day it shall be undertaken on the next Business Day;

(q)	a reference to a payment is to a payment by bank cheque or such other form of cleared funds the recipient otherwise allows in the relevant lawful currency specified;

(r)	a reference to $ or AUD is to the lawful currency of the Commonwealth of Australia;

(s)	a reference to US$ or USD is to United States dollars; and

(t)	a reference to a Party using or an obligation on a Party to use reasonable endeavours or its best endeavours does not oblige that Party to:

(i)	pay money:

(A)	in the form of an inducement or consideration to a third Party to procure something (other than the payment of immaterial expenses or costs, including costs of advisers, to procure the relevant thing); or

(B)	in circumstances that are commercially onerous or unreasonable in the context of this Share Scheme;

(ii)	provide other valuable consideration to or for the benefit of any person; or

(iii)	agree to commercially onerous or unreasonable conditions.

1.3	Parties

(a)	If a party consists of more than one person, this Share Scheme binds each of them separately and any two or more of them jointly.

(b)	An agreement, covenant, obligation, representation or warranty in favour of two or more persons is for the benefit of them jointly and each of them separately.

(c)	An agreement, covenant, obligation, representation or warranty on the part of two or more persons binds them jointly and each of them separately.

2.	PRELIMINARY

2.1	Preliminary matters

(a)	EUR is a public company limited by shares, registered in Western Australia, Australia and has been admitted to the official list of the ASX. The EUR Shares are quoted for trading on the ASX.

(b)	Bidder is a company incorporated in the British Virgin Islands. The Bidder Shares are officially listed on the NASDAQ.

2.2	Scheme Implementation Deed

Bidder and EUR have agreed, by executing the Scheme Implementation Deed, to implement the terms of the Share Scheme and to perform their respective obligations under the Share Scheme.

2.3	Share Scheme Deed Poll

Bidder has executed the Share Scheme Deed Poll in favour of Scheme Shareholders pursuant to which Bidder has covenanted to perform its obligations under the Share Scheme, including providing to each Scheme Shareholder the Share Scheme Consideration to which the Scheme Shareholder is entitled under the Share Scheme.

2.4	Effect of the Share Scheme

If the Share Scheme becomes Effective:

(a)	Bidder will provide each Scheme Shareholder the Share Scheme Consideration in accordance with the terms of the Share Scheme;

(b)	subject to Bidder's compliance with its obligations in clause 2.4(a), all of the Scheme Shares will be transferred to Bidder in accordance with clause 4.2; and

(c)	EUR will enter the name and address of Bidder in the EUR Share Register as the holder of the Scheme Shares transferred to Bidder in accordance with the terms of the Share Scheme with the result that EUR will be a wholly owned subsidiary of Bidder.

2.5	Nominee

(a)	Bidder may nominate any wholly-owned subsidiary of Bidder (Bidder Nominee) to acquire the Scheme Shares under the Share Scheme by providing a written notice which sets out the details of Bidder Nominee to EUR on or before the date that is 10 Business Days before the First Court Date.

(b)	If Bidder nominates the Bidder Nominee to acquire the Scheme Shares under the Share Scheme, then:

(i)	references in this Share Scheme to Bidder acquiring the Scheme Shares under the Share Scheme are to be read as references to Bidder Nominee doing so;

(ii)	other references in this Share Scheme to Bidder are to be read as references to Bidder or the Bidder Nominee, other than to the extent those provisions relate to the New Bidder Shares which will always be New Bidder Shares;

(iii)	the parties must procure that the Scheme Shares transferred under the Share Scheme are transferred to Bidder Nominee, rather than Bidder;

(iv)	Bidder must procure that Bidder Nominee complies with the relevant obligations of Bidder under this Share Scheme; and

(v)	any such nomination will not relieve Bidder of its obligations under this Share Scheme, including the obligation to provide, or cause to be provided, the Share Scheme Consideration in accordance with the terms of the Share Scheme, provided that Bidder will not be in breach of this Share Scheme for failing to perform an obligation of Bidder if that obligation is fully discharged by Bidder Nominee.

3.	CONDITIONS

3.1	Conditions of the Share Scheme

The Share Scheme is conditional and will not come into effect unless and until each of the following conditions is satisfied:

(a)	all of the conditions precedent in clause 3.1 of the Scheme Implementation Deed (other than the condition precedent set out in clause 3.1(j) and 3.1(k) of the Scheme Implementation Deed) having been satisfied or waived in accordance with the terms of the Scheme Implementation Deed as at 8:00am on the Second Court Date;

(b)	neither the Scheme Implementation Deed nor the Share Scheme Deed Poll having been terminated in accordance with their terms;

(c)	the Share Scheme having been approved at the Share Scheme Meeting, with or without modification, by the Requisite Majorities of EUR Shareholders in accordance with section 411(4)(a) of the Corporations Act or, if the Share Scheme is not agreed to by the Requisite Majorities of EUR Shareholders, the Court orders otherwise in accordance with section 411(4)(a) of the Corporations Act;

(d)	the Court having approved the Share Scheme pursuant to section 411(4)(b) of the Corporations Act, without modification or with modifications which are acceptable to both EUR and Bidder or required by the Court under section 411(6) of the Corporations Act; and

(e)	the coming into effect, pursuant to section 411(10) of the Corporations Act, of the orders of the Court made under section 411(4)(b) of the Corporations Act (and, if applicable, section 411(6) of the Corporations Act) in relation to the Share Scheme.

3.2	Effect of conditions

The fulfilment of the conditions in clause 3.1 is a condition precedent to the operation of the provisions of clauses 2.4, 4, 5, 6 and 7 of this Share Scheme.

3.3	Certificate

EUR must provide to the Court on the Second Court Date a certificate which is signed by at least one director of EUR (or such other evidence as the Court may request) confirming whether or not the conditions precedent to the Share Scheme (other than the conditions precedent in clauses 3.1(b) and 3.1(k) have been satisfied or waived, subject to the terms of the Scheme Implementation Deed as at 8:00am on the Second Court Date.

3.4	Conclusive evidence

The giving of a certificate by EUR in accordance with clause 3.3 will, in the absence of manifest error, be conclusive evidence of the matters referred to in the certificate.

3.5	Termination of Scheme Implementation Deed or Share Scheme Deed Poll

Without limiting any rights under the Scheme Implementation Deed, if the Scheme Implementation Deed or Share Scheme Deed Poll is terminated in accordance with its respective terms before 8:00am on the Second Court Date, EUR and Bidder are each released from:

(a)	any further obligation to take steps to implement the Share Scheme; and

(b)	any liability with respect to the Share Scheme,

provided that EUR and Bidder retain the rights they have against each other in respect of any prior breach of the Scheme Implementation Deed.

3.6	Effective Date

The Share Scheme will take effect on the Effective Date.

3.7	End Date

The Share Scheme will lapse and be of no further force or effect if the Effective Date has not occurred on or before the End Date.

4.	SHARE SCHEME

4.1	Lodgement of Court order

Following the approval of the Share Scheme by the Court in accordance with section 411(4)(b) of the Corporations Act, EUR will, as soon as possible after the Share Scheme Order is made, and in any event by 5:00 pm on the first Business Day after the date which the Share Scheme Order is made or such later date as EUR and Bidder may agree in writing, lodge with ASIC an office copy of the Share Scheme Order in accordance with section 411(10) of the Corporations Act.

4.2	Transfer of Scheme Shares

On the Implementation Date, in consideration of and subject to the provision by Bidder of the Share Scheme Consideration, all of the Scheme Shares, together with all rights and entitlements attaching to the Scheme Shares as at the Implementation Date, will be transferred to Bidder without the need for any further acts by any Scheme Shareholder (other than acts performed by EUR as attorney and agent for Scheme Shareholders under clause 6.1) by:

(a)	EUR duly completing, executing and delivering to Bidder a Share Scheme Transfer for all of the Scheme Shares, executed by EUR as attorney for Scheme Shareholders; and

(b)	Bidder duly executing and delivering the Share Scheme Transfer back to EUR for registration.

4.3	Transfer documentation

As soon as practicable after receipt by EUR of the Share Scheme Transfer duly executed by Bidder as transferee pursuant to clause 4.2(b), but in any event on the Implementation Date, EUR must register Bidder in the EUR Share Register as the holder of all of the Scheme Shares.

4.4	Provision of Share Scheme Consideration

In consideration for the transfer of each Scheme Share to Bidder, Bidder must, on the Implementation Date, issue to each Scheme Shareholder the number of New Bidder Shares due to that Scheme Shareholder as Share Scheme Consideration in accordance with, and subject to, the terms of this Share Scheme and the Share Scheme Deed Poll.

4.5	Beneficial entitlement by Bidder

From the time of the provision of the Share Scheme Consideration to Scheme Shareholders in accordance with clause 4.4, Bidder will be beneficially entitled to the Scheme Shares (together with all rights and entitlements attached to the Scheme Shares) to be transferred to it under the Share Scheme pending the registration of Bidder in the EUR Share Register as the holder of the Scheme Shares.

4.6	Transfer free from Encumbrances

To the extent permitted by law, all Scheme Shares (including any rights and entitlements attaching to those shares) which are transferred to Bidder under this Share Scheme will, at the date of the transfer of them to Bidder, vest in Bidder free from all Encumbrances and interests of third parties of any kind, whether legal or otherwise, and free from any restrictions on transfer of any kind not referred to in this Share Scheme.

4.7	Enforcement of Share Scheme Deed Poll

EUR undertakes in favour of each Scheme Shareholder to enforce the Share Scheme Deed Poll against Bidder on behalf of and as agent for the Scheme Shareholders.

5.	SHARE SCHEME CONSIDERATION

5.1	Entitlement to Share Scheme Consideration

(a)	On the Implementation Date, in consideration of the transfer to Bidder of the Scheme Shares, each Scheme Shareholder will be entitled to receive the Share Scheme Consideration in respect of each of their Scheme Shares in accordance with, and subject to the terms of this Share Scheme and the Share Scheme Deed Poll by issuing or procuring to the issue of the New Bidder Shares as the Share Scheme Consideration (based on the Share Scheme Transaction Ratio).

(b)	Bidder intends to rely upon the exemption from the registration requirements of the Securities Act provided by Section 3(a)(10) of the Securities Act with respect to the issuance of the New Bidder Shares under this Share Scheme, based on the Court’s approval of this Share Scheme. In order to ensure the availability of the exemption under Section 3(a)(10) of the Securities Act, the Court will be advised prior to the First Court Date of the intention of Bidder to rely on the exemption from registration requirements provided by Section 3(a)(10) of the Securities Act with respect to the issuance of the New Bidder Shares to Scheme Shareholders pursuant to this Share Scheme, based on the Court’s approval of this Share Scheme, and that the Court’s approval of this Share Scheme is to be relied upon as a determination that the Court has satisfied itself as to the procedural and substantive fairness of the terms and conditions of this Share Scheme to all persons who are entitled to receive Share Scheme Consideration pursuant to this Share Scheme.

5.2	Provision of Share Scheme Consideration

Bidder will issue to each Scheme Shareholder (other than Ineligible Shareholders, Small Shareholders and Electing Shareholders) the number of New Bidder Shares due to that Scheme Shareholder as consideration under the Share Scheme:

(a)	before 9.00am (or such later time as Bidder and EUR may agree in writing) on the Implementation Date, by issuing each Scheme Shareholder (other than Ineligible Shareholders) the relevant number of New Bidder Shares for each Scheme Share registered in the Scheme Shareholder's name, which obligation will be satisfied by causing the name and Registered Address (at the Record Date) of that Scheme Shareholder to be entered into the Bidder Share Register as the holder of New Bidder Shares issued to that Scheme Shareholder; and

(b)	as soon as reasonably practicable and in any event within three (3) Business Days after the Implementation Date, by procuring the dispatch to that Scheme Shareholder, to their Registered Address (as at the Record Date), a holding statement or confirmation advice in the name of that Scheme Shareholder relating to the number of New Bidder Shares issued to that Scheme Shareholder; provided that if the Scheme Shareholder or EUR has provided an email address for electronic delivery of the holding statement to the Scheme Shareholder to Bidder, Bidder must procure that the holding statement or confirmation advice is emailed to the Scheme Shareholder’s email address within two (2) Business Days after the Implementation Date, in addition to despatch of the mailed holding statement.

5.3	Status of New Bidder Shares

The New Bidder Shares to be issued in accordance with this Share Scheme will:

(a)	be validly issued;

(b)	be fully paid and duly and validly issued in accordance with all applicable laws;

(c)	be free from any Encumbrance; and

(d)	rank equally in all respects with all other Bidder Shares then on issue at the Effective Date.

5.4	Quotation and Listing of New Bidder Shares

Bidder will use best endeavours to procure that the New Bidder Shares (other than those that constitute “restricted securities” within the meaning of Rule 144(a)(3) under the Securities Act) comprising the Scheme Consideration are quoted and listed for trading on NASDAQ from the first Business Day after the Implementation Date (or such later date as NASDAQ may require).

5.5	Fractional entitlements

If the number of Scheme Shares held by a Scheme Participant at the Record Date is such that the aggregate entitlement of the Scheme Shareholder to Scheme Consideration comprising Bidder Shares includes a fractional entitlement to a Bidder Share, then the entitlement will be rounded as follows:

(a)	if the fractional entitlement is less than 0.500, it will be rounded down to the nearest whole number of Bidder Shares; and

(b)	if the fractional entitlement is 0.500 or more, it will be rounded up to the nearest whole number of Bidder Shares.

5.6	Joint holders

In the case of Scheme Shares held in joint names:

(a)	any uncertificated holding statements for Bidder Shares to be issued to Scheme Shareholders will be issued in the names of the joint holders and will be forwarded to the holder whose name appears first in the EUR Share Register on the Record Date; and

(b)	any cheque required to be sent under this Share Scheme must be payable to the joint holders and be forwarded to the Registered Address of the holder whose name appears first in the EUR Share Register as at the Record Date or to the joint holders.

5.7	Share splitting

If Bidder is of the opinion (acting reasonably) that two or more Scheme Shareholders (each of whom holds a number of Scheme Shares that results in rounding in accordance with the application of the Share Scheme Transaction Ratio) have, before the Record Date, been party to share splitting or division in an attempt to obtain unfair advantage by reference to such rounding, Bidder may give notice to those Scheme Shareholders:

(a)	setting out their names and registered addresses as shown in the EUR Share Register;

(b)	stating that opinion; and

(c)	attributing the Scheme Shares held by all of them to one of them as specifically identified in the notice,

and, after such notice has been given, the Scheme Shareholder specifically identified in the notice as the deemed holder of all the specified Scheme Shares will, for the purposes of the Scheme and Share Scheme Deed Poll, be taken to hold all of those Scheme Shares and each of the other Scheme Shareholders whose names and registered addresses are set out in the notice will, for the purposes of the Scheme and Share Scheme Deed Poll, be taken to hold no Scheme Shares. Bidder, in complying with the other provisions of the Scheme and Share Scheme Deed Poll relating to it in respect of the Scheme Shareholder specifically identified in the notice as the deemed holder of all the specified Scheme Shares, will be taken to have satisfied and discharged its obligations to the other Scheme Shareholders named in the notice under the terms of the Share Scheme and Share Scheme Deed Poll.

5.8	Scheme Shareholders bound

Each Scheme Shareholder who is to receive New Bidder Shares under this Share Scheme agrees to:

(a)	become a Bidder Shareholder of Bidder and to accept the Bidder Shares issued to them under this Share Scheme subject to, and to be bound by, Bidder's constitution or memorandum and articles of association (as applicable), and other constituent documents to the extent applicable to holders of Bidder Shares; and

(b)	have their name and Registered Address entered into the Bidder Share Register.

5.9	Election by Scheme Shareholders

(a)	EUR must provide each Scheme Shareholder with, or procure the provision to each Scheme Shareholder of, an Opt-In Notice in accordance with the terms of the Scheme Implementation Deed.

(b)	If a Scheme Shareholder has provided EUR with a duly completed Opt-In Notice before the Opt-In Election Time, Bidder must procure that the New Bidder Shares that the relevant Electing Shareholder would otherwise be entitled to receive as Scheme Consideration are dealt with in accordance with clause 5.10 of this Share Scheme.

5.10	Provision of Share Scheme Consideration to Ineligible Shareholders, Small Shareholders and Electing Shareholders

(a)	Bidder has no obligation under the Share Scheme to issue, and will not issue, any Bidder Shares to any Ineligible Shareholder, Small Shareholder or Electing Shareholder. Instead, Bidder must use its reasonable endeavor to:

(i)	on the Implementation Date, issue to the Sale Agent the Sale Shares to which any Ineligible Shareholder, Small Shareholder or Electing Shareholder would otherwise have been entitled;

(ii)	procure that as soon as reasonably practicable after the Implementation Date and in any event within 25 Business Days the Sale Agent, acting on behalf of the Bidder and for the benefits of and at the cost of the Ineligible Shareholders, Small Shareholders and Electing Shareholders, sells the Sale Shares issued to it in such manner, at such price and on such other terms as the Sale Agent determines in good faith;

(iii)	procure that the Sale Agent, as soon as reasonably practicable after settlement of the sale of the Sale Shares and in any event within 10 Business Days remits the Share Sale Proceeds to Bidder; and

(iv)	promptly after all of the Share Sale Proceeds have been remitted to Bidder by the Sale Agent in accordance with clause 5.10(a)(iii) (following the last sale of such New Bidder Shares) and in any event within 10 Business Days, pay or procure to be paid each Ineligible Shareholder, Small Shareholder or Electing Shareholder an amount in AUD equal to the proportion of the Share Sale Proceeds received by Bidder pursuant to clause 5.10(a)(iii) to which that Ineligible Shareholder, Small Shareholder or Electing Shareholder is entitled to receive in full satisfaction of their entitlement to receive Share Scheme Consideration, in accordance with the following formula and rounded down to the nearest cent:

𝐴 = (𝐵/𝐶) 𝑥 𝐷

Where:

A is the amount in AUD to be paid to the Ineligible Shareholder, Small Shareholder or Electing Shareholder (as applicable);

B is the number of New Bidder Shares attributable to, and that would otherwise have been issued to, that Ineligible Shareholder, Small Shareholder or Electing Shareholder (as applicable) if such EUR Shareholder had not been an Ineligible Shareholder, Small Shareholder or Electing Shareholder (as applicable) and which are instead issued to the Sale Agent;

C is the total number of New Bidder Shares attributable to, and which would otherwise have been issued to, all Ineligible Shareholder, Small Shareholder and Electing Shareholder collectively and which are instead issued to the Sale Agent; and

D is the Share Sale Proceeds.

(b)	Bidder must make, or procure the making of, payments to Ineligible Shareholders, Small Shareholders and Electing Shareholders under clause 5.10(a)(iv) by either:

(i)	paying, or procuring the payment of, the relevant amount in AUD by electronic means to a bank account nominated by the Ineligible Shareholder, Small Shareholder or Electing Shareholder (as applicable) (Bank Account) by an appropriate authority form from that Ineligible Shareholder, Small Shareholder or Electing Shareholder (as applicable) to the Bidder; or

(ii)	if a Bank Account has not been nominated by the Ineligible Shareholder, Small Shareholder or Electing Shareholder (as applicable) in accordance with clause 5.10(b)(i):

(A)	if an Ineligible Shareholder, Small Shareholder or Electing Shareholder (as applicable) has, before the Record Date, made a valid election in accordance with the requirements of the Registry to receive dividend payments from EUR by electronic funds transfer to a Bank Account nominated by the Ineligible Shareholder, Small Shareholder or Electing Shareholder (as applicable), paying, or procuring payment of, the relevant amount in AUD by electronic means to such Bank Account in accordance with that election; or

(B)	otherwise dispatching, or procuring the dispatch of, a cheque for the relevant amount in AUD to the Ineligible Shareholder, Small Shareholder or Electing Shareholder by prepaid post to their Registered Address, such cheque being drawn in the name of the Ineligible Shareholder, Small Shareholder or Electing Shareholder (as applicable) (or in the case of joint holders, in accordance with the procedures set out in clause 5.6(b)).

(c)	Bidder must appoint the Sale Agent on terms reasonably acceptable to EUR at least 5 Business Days prior to the Share Scheme Meeting.

(d)	None of EUR, Bidder or the Sale Agent give any assurance as to the price that will be achieved for the sale of Bidder Shares in accordance with this clause 5.9 and the sale of Bidder Shares will be at the risk of the Ineligible Shareholder, Small Shareholder or Electing Shareholder. The Sale Proceeds received by the Ineligible Shareholders, Small Shareholders and the Electing Shareholders will depend on the price at which each relevant Bidder Shares can be sold by the Sale Agent at the relevant time and the amount of any applicable fees, foreign exchange, brokerage, stamp duty and other selling costs, taxes and charges incurred by the Sale Agent in connection with the sales under the Sale Facility. Accordingly, the cash amount received by the Ineligible Shareholders, Small Shareholders or Electing Shareholders may be different than the value of the Share Scheme Consideration they would have received if they were not an Ineligible Shareholders, Small Shareholders or Electing Shareholders.

(e)	Each Ineligible Shareholder, Small Shareholder and Electing Shareholder appoints EUR as its agent to receive on its behalf any financial services guide or other notices (including any updates of those documents) that the Sale Agent is required to provide to Ineligible Shareholders, Small Shareholders or Electing Shareholders.

(f)	Interest will not be paid on the Sale Proceeds. The payment of the Sale Proceeds will be in full satisfaction of the rights of Ineligible Shareholders, Small Shareholders and Electing Shareholders under the Share Scheme.

5.11	Orders of a Regulatory Authority

If written notice is given to EUR (or the EUR Registry) of any order or direction made by a court of competent jurisdiction that:

(a)	requires consideration to be provided to a third party (either through payment of a sum or the issuance of a security) in respect of Scheme Shares held by a particular Scheme Shareholder, which would otherwise be payable to that Scheme Shareholder as Share Scheme Consideration in accordance with this clause 5, then EUR must procure that the provision of that consideration is made in accordance with that order or direction; or

(b)	prevents payment of Share Scheme Consideration to any Scheme Shareholder in accordance with this clause 5 or the payment or issuance of such consideration is otherwise prohibited by applicable law, EUR or Bidder shall be entitled (as applicable):

(i)	where the relevant Scheme Shareholder is an Ineligible Shareholder, to retain an amount, in United States currency, equal to the relevant Scheme Shareholder’s portion of any Share Sale Proceeds; and/or

(ii)	not to issue, or to issue to a trustee or nominee, the Share Scheme Consideration to which the Scheme Shareholder would otherwise be entitled to until such time as provision of the Share Scheme Consideration is permitted by that (or another) order or direction or otherwise by applicable law. To the extent that amounts or New Bidder Shares are so retained or withheld in accordance with this clause, such retained or withheld amounts or New Bidder Shares will be treated for all purposes under this Share Scheme as having been paid or issued to the person in respect of which such retention and withholding was made, provided that such retained or withheld amounts or New Bidder Shares are actually remitted as required by this clause.

5.12	Securities Act Exemption

Bidder and EUR agree that this Share Scheme will be carried out with the intention, and Bidder and EUR will use their commercially reasonable efforts to ensure, that the New Bidder Shares to be issued on completion of this Share Scheme will be issued in reliance on the exemption from the registration requirements of the Securities Act provided by Section 3(a)(10) of the Securities Act. In order to ensure the availability of the exemption under Section 3(a)(10) of the Securities Act, Bidder and EUR agree that this Share Scheme will be subject to the Court’s approval at a hearing at which all Scheme Shareholders will be entitled to appear and at which the Court will be advised of Bidder’s intention to rely on Section 3(a)(10) of the Securities Act.

6.	SCHEME SHAREHOLDERS

6.1	Appointment of EUR as attorney and agent

Each Scheme Shareholder will be deemed (without the need for any further act) to have irrevocably authorised and appointed EUR (and each of its directors and officers, jointly and severally) as agent and attorney to do all things and execute all deeds, instruments, transfers and other documents on the part of each Scheme Shareholder that may be necessary to implement and give full effect to this Share Scheme and the transactions contemplated by it, including (without limitation):

(a)	executing any document or doing any other act necessary or desirable to give full effect to this Scheme and the transactions contemplated by it, including executing a proper instrument of transfer (including for the purposes of section 1071B of the Corporations Act) of their Scheme Shares in favour of Bidder, which may be a master transfer of some or all Scheme Shares;

(b)	where Scheme Shares are held in a CHESS holding, causing a message to be transmitted to ASX Settlement in accordance with the ASX Settlement Operating Rules to transfer the Scheme Shares held by the Scheme Shareholder from the CHESS sub-register to the issuer sponsored sub-register operated by EUR and subsequently completing a proper instrument of transfer under clause 6.1(a) above; and

(c)	enforcing the Share Scheme Deed Poll against Bidder.

6.2	Appointment of Bidder as attorney in respect of Scheme Shares

Upon the Share Scheme Consideration being issued by Bidder, and until Bidder is registered as the holder of all Scheme Shares in the EUR Share Register, each Scheme Shareholder:

(a)	is deemed to have appointed Bidder as attorney and agent (and directed Bidder in such capacity) to appoint any director, officer, secretary or agent nominated by Bidder as its sole proxy and, where applicable, corporate representative, to attend shareholders’ meetings, exercise the votes attaching to the Scheme Shares registered in their name and sign any shareholders' resolution, and no Scheme Shareholder may itself attend or vote at any of those meetings or sign any resolutions, whether in person, by proxy or by corporate representative (other than pursuant to this clause 6.2(a)); and

(b)	must take all other actions in the capacity of a registered holder of Scheme Shares as Bidder reasonably directs.

6.3	Scheme Shareholder's consent

Each Scheme Shareholder:

(a)	consents to EUR doing all things and executing all deeds, instruments, transfers or other documents as may be necessary, incidental or expedient to the implementation and performance of the Share Scheme and EUR, as agent of each Scheme Shareholder, may sub-delegate its functions under this clause 6.3 to any of its directors and officers, severally; and

(b)	agrees to the transfer of their Scheme Shares, together with all rights and entitlements attaching to those Scheme Shares to Bidder, in accordance with the Share Scheme.

6.4	Agreements and warranties by Scheme Shareholders

(a)	Each Scheme Shareholder acknowledges and agrees that this Share Scheme binds EUR and all Scheme Shareholders (including those who do not attend the Share Scheme Meeting and those who do not vote, or vote against this Share Scheme, at the Share Scheme Meeting).

(b)	Each Scheme Shareholder is deemed to have warranted to EUR, in its own right and for the benefit of Bidder, that:

(i)	all of their Scheme Shares (including any rights and entitlements attaching to those shares as at the Implementation Date) which are transferred to Bidder under the Share Scheme will be transferred to Bidder fully paid and free from Encumbrances or other interests of third parties of any kind, whether legal or otherwise and from all other restrictions on transfer; and

(ii)	they have full power and capacity to sell and transfer their Scheme Shares to Bidder (including all rights and entitlements attaching to their Scheme Shares as at the Implementation Date).

(c)	EUR undertakes that it will provide the warranties in clause 6.4(b) to Bidder as agent and attorney of each Scheme Shareholder.

7.	DEALINGS IN EUR SHARES

7.1	Determination of Scheme Shareholders

(a)	For the purpose of establishing the persons who are Scheme Shareholders, dealings in Scheme Shares will only be recognised if:

(i)	in the case of dealings of the type to be effected using CHESS, the transferee is registered in the EUR Share Register as the holder of the relevant EUR Shares at the Record Date; and

(ii)	in all other cases, registrable transmission applications or transfers in registrable form in respect of those dealings are received at or before the Record Date at the place where the EUR Share Register is kept.

(b)	EUR must register registrable transmission applications or transfers of the kind referred to in clause 7.1(a)(ii) by the Record Date.

(c)	EUR will not accept for registration or recognise for any purpose any transmission applications or transfers in respect of EUR Shares received after the Record Date, other than a transfer to Bidder in accordance with the Share Scheme and any subsequent transfer by Bidder, or its successors in title.

(d)	If the Share Scheme becomes Effective, a holder of EUR Shares (and any person claiming through that holder) must not dispose of or purport to agree to dispose of any EUR Shares or any interest in them after the Effective Date and any such disposal will be void and of no legal effect whatsoever.

7.2	Maintenance of EUR Share Register

(a)	For the purpose of determining entitlements to the Share Scheme Consideration, EUR will, until the Share Scheme Consideration has been provided, maintain the EUR Share Register in accordance with the provisions of this clause 7 and the EUR Share Register in this form will solely determine entitlements to the Share Scheme Consideration.

(b)	All certificates and holding statements for Scheme Shares (other than holding statements in favour of Bidder and its successors in title after the Implementation Date) will cease to have any effect from the Record Date as documents of title in respect of those Scheme Shares. Subject to provision of the Share Scheme Consideration by Bidder and registration of the transfer to Bidder of the Scheme Shares as contemplated by clauses 4.2 and 4.5, after the Record Date, each entry current at that date on the EUR Share Register relating to Scheme Shares will cease to be of any effect other than as evidence of entitlement to the Share Scheme Consideration in respect of the Scheme Shares relating to that entry.

7.3	Information to be made available to Bidder

EUR will procure that, as soon as reasonably practicable after the Record Date, details of the names, Registered Addresses and holdings of Scheme Shares of every Scheme Shareholder as shown in the EUR Share Register as at the Record Date are made available to Bidder in such form as Bidder reasonably requires.

7.4	Instructions and elections

If not prohibited by law (and including where permitted or facilitated by relief granted by a Government Agency), all instructions, notifications or elections by a Scheme Shareholder to EUR that are binding or deemed binding between the Scheme Shareholder and EUR relating to EUR or EUR Shares, including instructions, notifications or elections relating to:

(a)	whether dividends are to be paid by cheque or into a specific bank account;

(b)	payments of dividends on EUR Shares; and

(c)	notices or other communications from EUR (including by email),

will be deemed from the Implementation Date (except to the extent determined otherwise by Bidder in its sole discretion), by reason of the Share Scheme, to be made by the Scheme Shareholder to Bidder and to be a binding instruction, notification or election to, and accepted by, Bidder in respect of the New Bidder Shares issued to that Scheme Shareholder until that instruction, notification or election is revoked or amended in writing addressed to Bidder at its registry.

8.	QUOTATION OF EUR SHARES

8.1	Suspension of trading

(a)	EUR will apply to ASX to suspend trading on the ASX in EUR Shares, with effect from the close of trading on the Effective Date.

(b)	It is expected that suspension of trading in EUR Shares will occur from the commencement of the Business Day following the day on which EUR notifies ASX of this Share Scheme becoming Effective.

8.2	Termination of quotation

After the Implementation Date, EUR will apply for termination of the official quotation of EUR Shares and to have itself removed from the official list of ASX.

9.	NOTICES

9.1	General

Any notice, transfer, transmission, application, direction, demand, consent or other communication (Notice) given or made under this document must be in writing in English and signed by the sender or a person duly authorised by the sender.

9.2	Communications by post

Subject to clause 9.3, where a Notice referred to in this document is sent by post to EUR, it will not be deemed to have been received in the ordinary course of post or on a date other than the date (if any) on which it is actually received at EUR's registered office or at the EUR Registry.

9.3	After hours communications

If a Notice is given:

(a)	after 5:00pm in the place of receipt; or

(b)	on a day which is a Saturday, Sunday or bank or public holiday in the place of receipt,

it is taken as having been given at 9:00am on the next day which is not a Saturday, Sunday or bank or public holiday in that place.

9.4	Omission to give notice

The accidental omission to give notice of the Share Scheme Meeting or the non-receipt of such notice by any EUR Shareholder will not invalidate the Share Scheme Meeting or the proceedings of the Share Scheme Meeting, unless the Court makes an order to the contrary.

10.	GENERAL

10.1	No liability when acting in good faith

Without prejudice to either party’s rights under the Scheme Implementation Deed, neither Bidder nor EUR nor any director, officer, secretary or employee of any of those companies will be liable for anything done or omitted to be done in the performance of this Share Scheme or the Share Scheme Deed Poll when the relevant entity or person has acted in good faith.

10.2	EUR and Scheme Shareholders bound

The Share Scheme binds EUR and all Scheme Shareholders (including Scheme Shareholders who do not attend the Share Scheme Meeting, do not vote at that meeting or vote against the Share Scheme) and will, for all purposes, to the extent of any inconsistencies and permitted by law, have effect notwithstanding any provision in the constitution of EUR.

10.3	Further assurances

Subject to clause 10.4, EUR will execute all documents and do all acts and things (on its own behalf and on behalf of each EUR Shareholder) necessary or expedient for the implementation of, and performance of its obligations under, the Share Scheme and the Scheme Shareholders consent to EUR executing all such documents and doing all such acts or things.

10.4	Alterations and conditions

If the Court proposes to approve this Share Scheme subject to any alterations or conditions under section 411(6) of the Corporations Act, EUR may, by its counsel or solicitors, and with the consent of Bidder, consent to those alterations or conditions on behalf of all persons concerned, including, for the avoidance of doubt, all Scheme Shareholders.

10.5	GST

EUR must pay to the Scheme Shareholders an amount equal to any GST for which the Scheme Shareholders are liable on any supply by the Scheme Shareholders under or in connection with the Share Scheme, without deduction or set off of any other amount.

10.6	Costs

Any costs, and any stamp duty and any related fines, interest or penalties, which are payable on or in respect of this document or on any document referred to in this document will be paid as provided for in the Scheme Implementation Deed. For the avoidance of doubt, Scheme Shareholders do not have to pay any stamp duty, related fines, interest or penalties which are payable on or in respect of this document or any document referred to in this document.

10.7	Governing law and jurisdiction

(a)	This document is governed by and is to be construed in accordance with the laws applicable in Western Australia.

(b)	Each party irrevocably and unconditionally submits to the non-exclusive jurisdiction of the courts exercising jurisdiction in Western Australia and any courts which have jurisdiction to hear appeals from any of those courts and waives any right to object to any proceedings being brought in those courts.

A N N E X U R E   D – O P T I O N   S C H E M E   O F   A R R A N G E M E N T

EUROPEAN LITHIUM LIMITED

ACN 141 450 624

and

SCHEME OPTIONHOLDERS

SCHEME OF ARRANGEMENT – OPTION SCHEME

TABLE OF CONTENTS

1.	DEFINITIONS AND INTERPRETATION		D-5

	1.1	Definitions	D-5
	1.2	Interpretation	D-9
	1.3	Parties	D-10

2.	PRELIMINARY		D-10

	2.1	Preliminary matters	D-10
	2.2	Scheme Implementation Deed	D-10
	2.3	Option Scheme Deed Poll	D-10
	2.4	Effect of the Option Scheme	D-11
	2.5	Nominee	D-11

3.	CONDITIONS		D-11

	3.1	Conditions of the Option Scheme	D-11
	3.2	Effect of conditions	D-12
	3.3	Certificate	D-12
	3.4	Conclusive evidence	D-12
	3.5	Termination of Scheme Implementation Deed or Option Scheme Deed Poll	D-12
	3.6	Effective Date	D-12
	3.7	End Date	D-12

4.	OPTION SCHEME		D-12

	4.1	Lodgement of Court order	D-12
	4.2	Exercise of Scheme Options and transfer of Resulting EUR Shares	D-13
	4.3	Transfer documentation	D-13
	4.4	Provision of Option Scheme Consideration	D-13
	4.5	Transfer free from Encumbrances	D-13
	4.6	Enforcement of Option Scheme Deed Poll	D-13

5.	OPTION SCHEME CONSIDERATION		D-14

	5.1	Entitlement to Option Scheme Consideration	D-14
	5.2	Provision of Option Scheme Consideration	D-14
	5.3	Status of Resulting EUR Shares	D-14
	5.4	Status of New Bidder Shares	D-14
	5.5	Quotation and Listing of New Bidder Shares	D-14
	5.6	Fractional entitlements	D-15
	5.7	Joint holders	D-15
	5.8	Scheme Optionholders bound – Resulting EUR Shares	D-15
	5.9	Scheme Optionholders bound – Bidder Shares	D-15
	5.10	Election by Scheme Optionholders	D-15
	5.11	Provision of Option Scheme Consideration to Ineligible Optionholders, Small Optionholders and Electing Optionholders	D-16
	5.12	Orders of a Regulatory Authority	D-17
	5.13	Securities Act Exemption	D-18

6.	SCHEME OPTIONHOLDERS		D-19

	6.1	Appointment of EUR as attorney and agent	D-19
	6.2	Appointment of Bidder as attorney in respect of Scheme Options	D-19
	6.3	Scheme Optionholder's consent	D-19
	6.4	Agreements and warranties by Scheme Optionholders	D-20

7.	DEALINGS IN EUR LISTED OPTIONS		D-20

	7.1	Exercise prior to Option Scheme Record Date	D-20
	7.2	Registration as holder of EUR Options	D-20
	7.3	Maintenance of EUR Listed Options Register	D-20
	7.4	Information to be made available to Bidder	D-21
	7.5	Instructions and elections	D-21

8.	QUOTATION OF EUR LISTED OPTIONS		D-21

	8.1	Suspension of Trading	D-21
	8.2	Termination of Quotation	D-21

9.	NOTICES		D-21

	9.1	General	D-21
	9.2	Communications by post	D-21
	9.3	After hours communications	D-21
	9.4	Omission to give notice	D-22

10.	GENERAL		D-22

	10.1	No liability when acting in good faith	D-22
	10.2	EUR and Scheme Optionholders bound	D-22
	10.3	Further assurances	D-22
	10.4	Alterations and conditions	D-22
	10.5	GST	D-22
	10.6	Costs	D-22
	10.7	Governing law and jurisdiction	D-22

THIS OPTION SCHEME is made on	2026.

B E T W E E N

EUR	Name	European Lithium Limited
	ACN Address	141 450 624 32 Harrogate Street, West Leederville WA 6007

Scheme Optionholders	Each holder of EUR Listed Options (other than Excluded Optionholders) recorded in the EUR Listed Options Register as at the Record Date.

R E C I T A L S

A.	EUR and Bidder have entered into the Scheme Implementation Deed, pursuant to which, amongst other things, EUR has agreed to propose the Option Scheme to Scheme Optionholders, and each of EUR and Bidder have agreed to take certain steps to give effect to the Option Scheme.

B.	If this Option Scheme becomes Effective, then:

(a)	all Scheme Options will be exercised or converted and the Resulting EUR Shares will be transferred to Bidder and the Option Scheme Consideration will be provided to the Scheme Optionholders in accordance with the terms of the Option Scheme; and

(b)	EUR will enter the name and address of Bidder in the EUR Share Register as the holder of the Resulting EUR Shares.

IT IS AGREED as follows:

1.	DEFINITIONS AND INTERPRETATION

1.1	Definitions

In this Option Scheme:

ASIC means the Australian Securities and Investments Commission.

ASX means ASX Limited (ACN 008 624 691).

ASX Listing Rules means the official listing rules of the ASX.

ASX Settlement means ASX Settlement Pty Limited (ABN 49 008 504 532).

ASX Settlement Operating Rules means the settlement rules of the settlement facility operated by ASX Settlement.

Bidder means Critical Metals Corp., a NASDAQ listed company with code ‘CRML’ and with its office at 712 Fifth Ave, 11th floor, New York, NY 10019.

Bidder Group means Bidder and each of its subsidiaries and a reference to a ‘Bidder Group Member’ or a ‘member of Bidder Group’ is to Bidder or any of its subsidiaries.

Bidder Share Register means the register of Bidder Shareholders maintained by or on behalf of Bidder.

Business Day means a business day as defined in the ASX Listing Rules and, to the extent any action must be taken in relation to NASDAQ or Bidder, a day (other than a Saturday, Sunday or public holiday) on which banks are open for general banking business in New York.

Ceiling Price means US$16.00.

CHESS means the clearing house electronic sub-register system of share transfers operated by ASX Settlement.

Corporations Act means the Corporations Act 2001 (Cth).

Court means the Supreme Court of Western Australia or such other Court of competent jurisdiction under the Corporations Act agreed in writing between Bidder and EUR.

Effective means, when used in relation to the Option Scheme, the coming into effect under section 411(10) of the Corporations Act of the order of the Court made under section 411 (4)(b) of the Corporations Act in relation to the Option Scheme.

Effective Date means the date on which the Option Scheme becomes Effective.

Electing Optionholder means a Scheme Optionholder (other than an Ineligible Optionholder or a Small Optionholder) who holds equal to or less than 50,000 EUR Shares at the Record Date, and who has validly lodged an Opt-In Notice with EUR on or before the Opt-In Election Time.

Encumbrance means any security for the payment of money or performance of obligations, including a mortgage, charge, lien, pledge, trust, power, or title retention or flawed deposit arrangement and any “security interest” as defined in sections 12(1) or 12(2) of the Personal Property Securities Act 2009 (Cth) or any agreement to create any of them or allow them to exist.

End Date means the later of:

(a)	31 December 2026; and

(b)	such other date and time agreed in writing between EUR and Bidder.

EUR means European Lithium Limited (ACN 141 450 624).

EUR Listed Option means a listed Option with the ASX code EUROC and which are the Scheme Options dealt with in the Option Scheme.

EUR Listed Option Register means a register of holders of EUR Listed Options maintained in accordance with the Corporations Act.

EUR Optionholder means each person who is registered as the holder of a EUR Listed Option.

EUR Registry means Computershare Investor Services Pty Limited (ACN 078 279 277).

EUR Share means a fully paid ordinary share in the capital of EUR.

Exchange Rate means the AUD/USD exchange rate published by the Reserve Bank of Australia as the 4.00pm (Sydney time) reference rate on the second NASDAQ Trading Day before the Record Date.

Excluded Optionholder means any EUR Optionholder who is a member of Bidder Group or any EUR Optionholder who holds EUR Listed Options on behalf of or for the benefit of, any member of Bidder Group.

First Court Date means the first day of the hearing by the Court for an order under section 411(1) of the Corporations Act convening the Scheme Meetings is heard.

Floor Price means US$8.00.

Government Agency means any foreign or Australian government or governmental semi-governmental, administrative, fiscal or judicial body, department, commission, authority, tribunal, agency or entity, or any minister of the Crown in right of the Commonwealth of Australia or any other federal, state, provincial, local or other government (foreign or Australian) and for the avoidance of doubt includes ASX, ASIC, United States Securities and Exchange Commission (SEC), NASDAQ and the Takeovers Panel.

GST has the meaning given to that term in the A New Tax System (Goods and Services Tax) Act 1999 (Cth).

Implementation Date means the seventh Business Day following the Record Date.

Ineligible Optionholder means a Scheme Optionholder whose address as shown in EUR Listed Option Register is located outside Australia and its external territories or New Zealand unless Bidder is satisfied that it is permitted to allot and issue New Bidder Shares to that Scheme Optionholder pursuant to the Option Scheme by the laws of that place, without having to comply with any governmental approval or other consent or registration, filing or other formality which Bidder regards as unduly onerous.

Maximum Share Scheme Transaction Ratio means 0.045 New Bidder Shares for every 1 EUR Share held.

Minimum Share Scheme Transaction Ratio means 0.025 New Bidder Shares for every 1 EUR Share held.

NASDAQ means the NASDAQ Stock Market LLC.

NASDAQ Trading Day means a day on which NASDAQ is open for trading.

New Bidder Share means a share in the capital of Bidder to be issued to Scheme Optionholders under the Option Scheme.

Option Conversion Date means two Business Days following the Record Date or such other date as EUR and Bidder agree in writing.

Option Sale Proceeds means the gross proceeds of sale of the Sale Shares under clause 5.11, less any applicable taxes and charges incurred by Bidder or the Sale Agent in connection with the sale of the Sale Shares under clause 5.11, any conversion from USD to AUD and the reasonable costs of distribution of the applicable payment to the Small Optionholders, Ineligible Optionholders and Electing Optionholders.

Opt-In Election Time means 5.00pm on the Business Day that is 2 Business Days before the Record Date, or such other time and date as Bidder and EUR may agree in writing.

Opt-In Notice means a notice in the form set out in or attached to the Scheme Booklet by which a Scheme Optionholder elects to have the New Bidder Shares to which it would otherwise be entitled as Option Scheme Consideration dealt with in accordance with clause 5.11 of this Option Scheme.

Option Scheme means this creditors’ scheme of arrangement under Part 5.1 of the Corporations Act between EUR and the Scheme Optionholders, under which all of the EUR Listed Options will be exercised or converted into EUR Shares and transferred to Bidder and the Scheme Optionholders will be entitled to receive the Option Scheme Consideration, subject to any alterations or conditions made or required by the Court under section 411(6) of the Corporations Act and agreed to in writing by Bidder and EUR.

Option Scheme Consideration means the consideration to be provided to the Scheme Optionholders for each Scheme Option held by such Scheme Optionholder under the terms of the Option Scheme, comprising, for each Scheme Option, that number of New Bidder Shares equal to:

Where:

A means the Share Scheme Transaction Ratio;

B means the exercise price per EUR Listed Option converted into USD at the Exchange Rate; and

C means the Scheme VWAP.

Option Scheme Deed Poll means the deed poll executed by Bidder in favour of Scheme Optionholders, under which Bidder covenants in favour of each Scheme Optionholder to perform its obligations under the Option Scheme.

Option Scheme Exercise Form means a form in the prescribed form to cause the exercise of an EUR Listed Option into a EUR Share, which may be a master exercise of all Scheme Options.

Option Scheme Meeting means the meeting of EUR Optionholders (other than Excluded Optionholders) ordered by the Court to be convened under section 411(1) of the Corporations Act.

Option Scheme Order means the order of the Court made for the purposes of section 411(4)(b) of the Corporations Act in respect of the Option Scheme.

Option Scheme Transfer means for each Scheme Optionholder, a proper instrument of transfer of the Resulting EUR Shares issued on exercise or conversion of Scheme Options for the purposes of section 1071B of the Corporations Act, which may be a master transfer of all Resulting EUR Shares.

Record Date means 5:00pm on the second Business Day after the Effective Date or such other date as EUR and Bidder agree in writing.

Registered Address means the address of the Scheme Optionholder shown in the EUR Listed Option Register.

Resulting EUR Share means an EUR Share issued on exercise or conversion of Scheme Options in accordance with clause 4.2(a).

Requisite Majorities has the meaning given in the Scheme Implementation Deed.

Sale Agent means a person appointed by Bidder, in consultation with EUR, to sell the Sale Shares pursuant to clause 5.9.

Sale Shares means the New Bidder Shares to which Ineligible Optionholders and Small Optionholders would have been entitled under the Option Scheme but for the operation of clause 4.7 of the Scheme Implementation Deed.

Scheme Implementation Deed means the scheme implementation deed between EUR and Bidder dated 18 May 2026 as amended and restated on 3 July 2026 and 19 August 2026.

Scheme Option means an EUR Option held by a Scheme Optionholder.

Scheme Optionholder means a holder of EUR Listed Options (other than an Excluded Optionholder) recorded in the EUR Listed Option Register as at the Record Date, or a person who has been issued a Resulting EUR Share.

Scheme VWAP has the meaning given in the Scheme Implementation Deed.

Scheme VWAP Period has the meaning given in the Scheme Implementation Deed.

Second Court Date means the first day on which an application made to the Court for an order under section 411(4)(b) of the Corporations Act approving the Option Scheme is heard.

Securities Act means the United States Securities Act of 1933, as amended, and the rules and regulations thereunder.

Share Scheme Transaction Ratio means the number of New Bidder Shares for every 1 EUR Share held, determined as follows:

(a)	if the Scheme VWAP is equal to or less than the Floor Price, the Maximum Share Scheme Transaction Ratio;

(b)	if the Scheme VWAP is greater than the Floor Price and less than the Ceiling Price, the number of New Bidder Shares calculated in accordance with the following formula:

Where:

D means the Minimum Share Scheme Transaction Ratio;

E means the Ceiling Price; and

F means the Scheme VWAP.

(c)	if the Scheme VWAP is equal to or greater than the Ceiling Price, the Minimum Share Scheme Transaction Ratio.

Small Optionholder means a Scheme Optionholder (other than an Ineligible Optionholder) who, based on their holding of EUR Listed Options, is entitled to receive less than 35 New Bidder Shares as Scheme Consideration as at 5.00pm on the Record Date.

Takeovers Panel means the Australian Takeovers Panel constituted under the Australian Securities and Investments Commission Act 2001 (Cth).

1.2	Interpretation

In this Option Scheme:

(a)	headings are for convenience only and do not affect its interpretation;

(b)	no provision of this Option Scheme will be construed adversely to a party because that party was responsible for the preparation of this Option Scheme or that provision;

(c)	specifying anything after the words “include” or “for example” or similar expressions does not limit what else is included;

and, unless the context otherwise requires:

(d)	the expression person includes an individual, the estate of an individual, a corporation, an authority, an association or joint venture (whether incorporated or unincorporated), a partnership and a trust;

(e)	a reference to any party includes that party’s executors, administrators, successors and permitted assigns, including any person taking by way of novation;

(f)	a reference to a body, other than a party to this Option Scheme whether statutory or not:

(i)	which ceases to exist; or

(ii)	whose powers or functions are transferred to another body,

is a reference to the body which replaces it or substantially succeed its powers or functions;

(g)	a reference to any document (including this Option Scheme) is to that document as varied, novated, ratified or replaced from time to time;

(h)	a reference to any statute or to any statutory provision includes any statutory modification or re-enactment of it or any statutory provision substituted for it, and all ordinances, by-laws, regulations, rules and statutory instruments (however described) issued under it;

(i)	words importing the singular include the plural (and vice versa) and words indicating a gender include every other gender;

(j)	references to parties, clauses, schedules, exhibits or annexures are references to parties, clauses, schedules, exhibits and annexures to or of this Option Scheme and a reference to this Option Scheme includes any schedule, exhibit or annexure to this Option Scheme;

(k)	where a word or phrase is given a defined meaning, any other part of speech or grammatical form of that word or phrase has a corresponding meaning;

(l)	a reference to time is to Western Standard Time as observed in Perth, Western Australia;

(m)	if a period of time is specified and dates from a given day or the day of an event, it is to be calculated exclusive of that day;

(n)	a reference to a day is to be interpreted as the period of time commencing at midnight and ending 24 hours later;

(o)	if an act prescribed under this Option Scheme to be done by a Party on or by a given day is done after 5:00pm on that day, it is taken to be done on the next day;

(p)	where an action is required to be undertaken on a day that is not a Business Day it shall be undertaken on the next Business Day;

(q)	a reference to a payment is to a payment by bank cheque or such other form of cleared funds the recipient otherwise allows in the relevant lawful currency specified;

(r)	a reference to $ or AUD is to the lawful currency of the Commonwealth of Australia;

(s)	a reference to US$ or USD is to the United States dollars; and

(t)	a reference to a Party using or an obligation on a Party to use reasonable endeavours or its best endeavours does not oblige that Party to:

(i)	pay money:

(A)	in the form of an inducement or consideration to a third Party to procure something (other than the payment of immaterial expenses or costs, including costs of advisers, to procure the relevant thing); or

(B)	in circumstances that are commercially onerous or unreasonable in the context of this Option Scheme;

(ii)	provide other valuable consideration to or for the benefit of any person; or

(iii)	agree to commercially onerous or unreasonable conditions; and

(u)	a term used but not defined in this Option Scheme has the meaning given to it in the Scheme Implementation Deed, unless the context requires otherwise.

1.3	Parties

(a)	If a party consists of more than one person, this Option Scheme binds each of them separately and any two or more of them jointly.

(b)	An agreement, covenant, obligation, representation or warranty in favour of two or more persons is for the benefit of them jointly and each of them separately.

(c)	An agreement, covenant, obligation, representation or warranty on the part of two or more persons binds them jointly and each of them separately.

2.	PRELIMINARY

2.1	Preliminary matters

(a)	EUR is a public company limited by shares, registered in Western Australia, Australia and has been admitted to the official list of the ASX. The EUR Shares are quoted for trading on the ASX.

(b)	Bidder is a company incorporated in the British Virgin Islands. The Bidder Shares are officially listed on the NASDAQ.

2.2	Scheme Implementation Deed

Bidder and EUR have agreed, by executing the Scheme Implementation Deed, to implement the terms of the Option Scheme and to perform their respective obligations under the Option Scheme.

2.3	Option Scheme Deed Poll

Bidder has executed the Option Scheme Deed Poll in favour of Scheme Optionholders pursuant to which Bidder has covenanted to perform its obligations under the Option Scheme, including providing to each Scheme Optionholder the Option Scheme Consideration to which the Scheme Optionholder is entitled under the Option Scheme.

2.4	Effect of the Option Scheme

If the Option Scheme becomes Effective:

(a)	Bidder will provide to each Scheme Optionholder the Option Scheme Consideration in accordance with the terms of the Option Scheme;

(b)	subject to Bidder's compliance with its obligations in clause 2.4(a), each Scheme Option will be exercised or converted into an EUR Share and each Resulting EUR Share will be transferred to Bidder in accordance with clause 4.2;

(c)	EUR will remove the names of all Scheme Optionholders from the EUR Listed Option Register; and

(d)	EUR will enter the name and address of Bidder in the EUR Share Register as the holder of the Resulting EUR Shares transferred to Bidder in accordance with the terms of the Option Scheme.

2.5	Nominee

(a)	Bidder may nominate any wholly-owned subsidiary of Bidder (Bidder Nominee) to acquire the Resulting EUR Shares under the Option Scheme by providing a written notice which sets out the details of Bidder Nominee to EUR on or before the date that is 10 Business Days before the First Court Date.

(b)	If Bidder nominates the Bidder Nominee to acquire the Resulting EUR Shares under the Option Scheme, then:

(i)	references in this Option Scheme to Bidder acquiring the Resulting EUR Shares under the Option Scheme are to be read as references to Bidder Nominee doing so;

(ii)	other references in this Option Scheme to Bidder are to be read as references to Bidder or the Bidder Nominee, other than to the extent those provisions relate to the New Bidder Shares which will always be New Bidder Shares;

(iii)	the parties must procure that the Resulting EUR Shares transferred under the Option Scheme are transferred to Bidder Nominee, rather than Bidder;

(iv)	Bidder must procure that Bidder Nominee complies with the relevant obligations of Bidder under this Option Scheme; and

(v)	any such nomination will not relieve Bidder of its obligations under this Option Scheme, including the obligation to provide, or cause to be provided, the Option Scheme Consideration in accordance with the terms of the Option Scheme, provided that Bidder will not be in breach of this Option Scheme for failing to perform an obligation of Bidder if that obligation is fully discharged by Bidder Nominee.

3.	CONDITIONS

3.1	Conditions of the Option Scheme

The Option Scheme is conditional and will not come into effect unless and until each of the following conditions is satisfied:

(a)	all of the conditions precedent in clause 3.2 of the Scheme Implementation Deed (other than the conditions precedent in clause 3.2(b) and 3.2(e) of the Scheme Implementation Deed) having been satisfied or waived in accordance with the terms of the Scheme Implementation Deed as at 8:00am on the Second Court Date;

(b)	neither the Scheme Implementation Deed nor the Option Scheme Deed Poll having been terminated in accordance with their terms;

(c)	the Option Scheme having been approved at the Option Scheme Meeting, with or without modification, by the Requisite Majorities of EUR Optionholders in accordance with section 411(4)(a) of the Corporations Act or, if the Option Scheme is not agreed to by the Requisite Majorities of EUR Optionholders, the Court orders otherwise in accordance with section 411(4)(a) of the Corporations Act;

(d)	the Court having approved the Option Scheme pursuant to section 411(4)(b) of the Corporations Act, without modification or with modifications which are acceptable to both EUR and Bidder, or required by the Court under section 411(6) of the Corporations Act; and

(e)	the coming into effect, pursuant to section 411(10) of the Corporations Act, of the orders of the Court made under section 411(4)(b) of the Corporations Act (and, if applicable, section 411(6) of the Corporations Act) in relation to the Option Scheme.

3.2	Effect of conditions

The fulfilment of the conditions in clause 3.1 is a condition precedent to the operation of the provisions of clauses 2.4, 4, 5, 6 and 7 of this Option Scheme.

3.3	Certificate

EUR must provide to the Court on the Second Court Date a certificate which is signed by at least one director of EUR (or such other evidence as the Court may request) confirming whether or not the conditions precedent to the Option Scheme (other than the conditions precedent in clause 3.2(b) and 3.2(e)) have been satisfied or waived, subject to the terms of the Scheme Implementation Deed as at 8:00am on the Second Court Date.

3.4	Conclusive evidence

The giving of a certificate by EUR in accordance with clause 3.3 will, in the absence of manifest error, be conclusive evidence of the matters referred to in the certificate.

3.5	Termination of Scheme Implementation Deed or Option Scheme Deed Poll

Without limiting any rights under the Scheme Implementation Deed, if the Scheme Implementation Deed or Option Scheme Deed Poll is terminated in accordance with its respective terms before 8:00am on the Second Court Date, EUR and Bidder are each released from:

(a)	any further obligation to take steps to implement the Option Scheme; and

(b)	any liability with respect to the Option Scheme,

provided that EUR and Bidder retain the rights they have against each other in respect of any prior breach of the Scheme Implementation Deed.

3.6	Effective Date

The Option Scheme will take effect on the Effective Date.

3.7	End Date

The Option Scheme will lapse and be of no further force or effect if the Effective Date has not occurred on or before the End Date.

4.	OPTION SCHEME

4.1	Lodgement of Court order

Following the approval of the Option Scheme by the Court in accordance with section 411(4)(b) of the Corporations Act, EUR will, as soon as possible after the Option Scheme Order is made, and in any event by 5:00 pm on the first Business Day after the date which the Option Scheme Order is made or such later date as EUR and Bidder may agree in writing, lodge with ASIC an office copy of the Option Scheme Order in accordance with section 411(10) of the Corporations Act.

4.2	Exercise of Scheme Options and transfer of Resulting EUR Shares

The Option Scheme and the provision of the Option Scheme Consideration will be effected in the following sequence:

(a)	on the Option Conversion Date, each Scheme Option will be exercised or converted into an EUR Share without the need for any further acts by any Scheme Optionholder (other than acts performed by EUR as attorney and agent for Scheme Optionholders under clause 6.1) or payment of any consideration (including, for avoidance of doubt, the payment of any exercise price) by any Scheme Optionholder by:

(i)	EUR duly completing, executing and delivering to Bidder an Option Scheme Exercise Form for all of the Scheme Options, executed by EUR as attorney for Scheme Optionholders; and

(ii)	as soon as reasonably practicable after the Option Conversion Date but before the Implementation Date, by procuring the dispatch to that Scheme Optionholder, to their Registered Address (as at the Record Date), a holding statement or confirmation advice in the name of that Scheme Optionholder relating to the number of Resulting EUR Shares issued to that Scheme Optionholder; and

(b)	on the Implementation Date, each Resulting EUR Share, together with all rights and entitlements attaching to a Resulting EUR Share as at the Implementation Date, will be transferred to Bidder without the need for any further acts by any Scheme Optionholder (other than acts performed by EUR as attorney and agent for Scheme Optionholders under clause 6.1) or payment of any consideration by any Scheme Optionholder by:

(i)	EUR duly completing, executing and delivering to Bidder an Option Scheme Transfer for all of the Resulting EUR Shares, executed by EUR as attorney for Scheme Optionholders; and

(ii)	Bidder duly executing and delivering the Option Scheme Transfer back to EUR for registration.

4.3	Transfer documentation

(a)	As soon as practicable after exercise or conversion of the Scheme Options pursuant to clause 4.2(a), but in any event before the Implementation Date, EUR must register the Scheme Optionholders in the EUR Share Register as the holders of their respective number of Resulting EUR Shares.

(b)	As soon as practicable after receipt by EUR of the Option Scheme Transfer duly executed by Bidder as transferee pursuant to clause 4.2(a), but in any event on the Implementation Date, EUR must register Bidder in the EUR Share Register as the holder of all of the Resulting EUR Shares.

4.4	Provision of Option Scheme Consideration

In consideration for the transfer of each Resulting EUR Share to Bidder, Bidder must, on the Implementation Date, issue to each Scheme Optionholder the number of New Bidder Shares due to that Scheme Optionholder as Option Scheme Consideration in accordance with, and subject to, the terms of this Option Scheme and the Option Scheme Deed Poll.

4.5	Transfer free from Encumbrances

To the extent permitted by law, all Resulting EUR Shares (including any rights and entitlements attaching to those EUR Shares) which are transferred to Bidder under this Option Scheme will, at the date of the transfer of them to Bidder, vest in Bidder free from all Encumbrances and interests of third parties of any kind, whether legal or otherwise, and free from any restrictions on transfer of any kind not referred to in this Option Scheme.

4.6	Enforcement of Option Scheme Deed Poll

EUR undertakes in favour of each Scheme Optionholder to enforce the Option Scheme Deed Poll against Bidder on behalf of and as agent for the Scheme Optionholders.

5.	OPTION SCHEME CONSIDERATION

5.1	Entitlement to Option Scheme Consideration

On the Implementation Date, in consideration of the transfer to Bidder of the Resulting EUR Shares, each Scheme Optionholder will be entitled to receive the Option Scheme Consideration in respect of each of their Scheme Options in accordance with, and subject to the terms of this Option Scheme and the Option Scheme Deed Poll by issuing or procuring the issue of the New Bidder Shares as the Option Scheme Consideration.

5.2	Provision of Option Scheme Consideration

Bidder will issue to each Scheme Optionholder (other than Ineligible Optionholders, Small Optionholders and Electing Optionholders) the number of New Bidder Shares due to that Scheme Optionholder as consideration under the Option Scheme:

(a)	before 9.00am (or such later time as Bidder and EUR may agree in writing) on the Implementation Date, by issuing each Scheme Optionholder (other than Ineligible Optionholders, Small Optionholders and Electing Optionholders) that number of New Bidder Shares determined to be the relevant Scheme Optionholder’s Option Scheme Consideration, which obligation will be satisfied by causing the name and Registered Address (at the Record Date) of the Scheme Optionholder to be entered into the Bidder Share Register as the holder of the New Bidder Shares issued to that Scheme Optionholder; and

(b)	as soon as reasonably practicable and in any event within three (3) Business Days after the Implementation Date, by procuring the dispatch to that Scheme Optionholder, to their Registered Address (as at the Record Date), a holding statement or confirmation advice in the name of that Scheme Optionholder relating to the number of New Bidder Shares issued to that Scheme Optionholder as Scheme Consideration, provided that if the Scheme Optionholder or EUR has provided an email address for electronic delivery of the holding statement or confirmation advice to the Scheme Optionholder to Bidder, Bidder must procure that the holding statement or confirmation advice is emailed to the Scheme Participant’s email address, in addition to despatch of the mailed holding statement within two (2) Business Days after the Implementation Date.

5.3	Status of Resulting EUR Shares

The Resulting EUR Shares to be issued in accordance with clause 4.2(a) of this Option Scheme will:

(a)	be validly issued;

(b)	be fully paid and duly and validly issued in accordance with all applicable laws;

(c)	be free from any Encumbrance; and

(d)	rank equally in all respects with all other EUR Shares then on issue at the Effective Date.

5.4	Status of New Bidder Shares

The New Bidder Shares to be issued in accordance with this Option Scheme will:

(a)	be validly issued;

(b)	be fully paid and duly and validly issued in accordance with all applicable laws;

(c)	be free from any Encumbrance; and

(d)	rank equally in all respects with all other Bidder Shares then on issue at the Effective Date.

5.5	Quotation and Listing of New Bidder Shares

Bidder will use best endeavours to procure that the New Bidder Shares (other than those that constitute “restricted securities” within the meaning of Rule 144(a)(3) under the Securities Act) comprising the Scheme Consideration are quoted and listed for trading on NASDAQ from the first Business Day after the Implementation Date (or such later date as NASDAQ may require).

5.6	Fractional entitlements

If the number of Scheme Options held by a Scheme Participant at the Record Date is such that the aggregate entitlement of the Scheme Optionholder to Option Scheme Consideration comprising Bidder Shares includes a fractional entitlement to a Bidder Share, then the entitlement will be rounded as follows:

(a)	if the fractional entitlement is less than 0.500 of a Bidder Share, it will be rounded down to the nearest whole number of Bidder Shares; and

(b)	if the fractional entitlement is 0.500 or more of a Bidder Share, it will be rounded up to the nearest whole number of Bidder Shares.

5.7	Joint holders

In the case of Scheme Options held in joint names:

(a)	any uncertificated holding statements for Bidder Shares to be issued to Scheme Optionholders will be issued in the names of the joint holders and will be forwarded to the holder whose name appears first in the EUR Listed Option Register on the Record Date; and

(b)	any cheque required to be sent under this Option Scheme must be payable to the joint holders and be forwarded to the Registered Address of the holder whose name appears first in the EUR Listed Option Register as at the Record Date or to the joint holders.

5.8	Scheme Optionholders bound – Resulting EUR Shares

Each Scheme Optionholders who is to receive Resulting EUR Shares under clause 4.2(a) of this Option Scheme agrees to:

(a)	become a member of EUR and to accept the Resulting EUR Shares issued to them under this Option Scheme subject to, and to be bound by, EUR’s constitution; and

(b)	have their name and Registered Address entered into the EUR Share Register.

5.9	Scheme Optionholders bound – Bidder Shares

Each Scheme Optionholder who is to receive Bidder Shares under this Option Scheme agrees to:

(a)	become a Bidder Shareholders and to accept the New Bidder Shares issued to them under this Option Scheme subject to, and to be bound by, Bidder's constitution or memorandum and articles of association (as applicable) and other constituent documents to the extent applicable to Bidder Shareholders; and

(b)	have their name and Registered Address entered into the Bidder Share Register.

5.10	Election by Scheme Optionholders

(a)	EUR must provide each Scheme Optionholder with, or procure the provision to each Scheme Optionholder of, an Opt-In Notice in accordance with the terms of the Scheme Implementation Deed.

(b)	If a Scheme Optionholder provides EUR with a duly completed Opt-In Notice before the Opt-In Election Time, Bidder must procure that the New Bidder Shares that the relevant Electing Optionholder would otherwise be entitled to receive as Scheme Consideration are dealt with in accordance with clause 5.11 of this Option Scheme.

5.11	Provision of Option Scheme Consideration to Ineligible Optionholders, Small Optionholders and Electing Optionholders

(a)	Bidder has no obligation under the Option Scheme to issue, and will not issue, any New Bidder Shares to any Ineligible Optionholder, Small Optionholder or Electing Optionholder. Instead, Bidder must:

(i)	on the Implementation Date, issue to the Sale Agent the Sale Shares to which any Ineligible Optionholder, Small Optionholder or Electing Optionholder would otherwise have been entitled;

(ii)	procure that as soon as reasonably practicable after the Implementation Date and in any event with 25 Business Days the Sale Agent sells the Sale Shares issued to it in such manner, at such price and on such other terms as the Sale Agent determines in good faith;

(iii)	procure that the Sale Agent, as soon as reasonably practicable after settlement of the sale of the Sale Shares and in any event within 10 Business Days remits the Option Sale Proceeds to Bidder; and

(iv)	promptly after all of the Option Sale Proceeds have been remitted to Bidder by the Sale Agent in accordance with clause 5.10(a)(iii) (following the last sale of such New Bidder Shares) and in any event within 10 Business Days, pay or procure to be paid each Ineligible Optionholder, Small Optionholder or Electing Optionholder an amount in AUD equal to the proportion of the Option Sale Proceeds received by Bidder pursuant to clause 5.10(a)(iii) to which that Ineligible Optionholder, Small Optionholder or Electing Optionholder is entitled to receive in full satisfaction of their entitlement to receive Option Scheme Consideration, in accordance with the following formula and rounded down to the nearest cent:

Where:

A is the amount in AUD to be paid to the Ineligible Optionholder, Small Optionholder or Electing Optionholder (as applicable);

B is the number of New Bidder Shares attributable to, and that would otherwise have been issued to, that Ineligible Optionholder, Small Optionholder or Electing Optionholder (as applicable) if such EUR Optionholder had not been an Ineligible Optionholder, Small Optionholder or Electing Optionholder (as applicable) and which are instead issued to the Sale Agent;

C is the total number of New Bidder Shares attributable to, and which would otherwise have been issued to, all Ineligible Optionholders, Small Optionholders and Electing Optionholders collectively and which are instead issued to the Sale Agent; and

D is the Option Sale Proceeds.

(b)	Bidder must make, or procure the making of, payments to Ineligible Optionholders, Small Optionholders and Electing Optionholders under clause 5.11(a)(iv) by either:

(i)	paying, or procuring the payment of, the relevant amount in AUD by electronic means to a bank account nominated by the Ineligible Optionholder, Small Optionholder or Electing Optionholder (as applicable) (Bank Account) by an appropriate authority form from that Ineligible Optionholder, Small Optionholder or Electing Optionholder (as applicable) to Bidder; or

(ii)	if a Bank Account has not been nominated by the Ineligible Optionholder, Small Optionholder or Electing Optionholder (as applicable) in accordance with clause 5.11(b)(i):

(A)	if an Ineligible Optionholder, Small Optionholder or Electing Optionholder (as applicable) has, before the Record Date, made a valid election in accordance with the requirements of the Registry to receive dividend payments from EUR by electronic funds transfer to a Bank Account nominated by the Ineligible Optionholder, Small Optionholder or Electing Optionholder (as applicable), paying, or procuring payment of, the relevant amount in AUD by electronic means to such Bank Account in accordance with that election; or

(B)	otherwise dispatching, or procuring the dispatch of, a cheque for the relevant amount in AUD to the Ineligible Optionholder, Small Optionholder or Electing Optionholder by prepaid post to their Registered Address, such cheque being drawn in the name of the Ineligible Optionholder, Small Optionholder or Electing Optionholder (as applicable) (or in the case of joint holders, in accordance with the procedures set out in clause 5.7(b)).

(c)	Bidder must appoint the Sale Agent on terms reasonably acceptable to EUR at least 5 Business Days prior to the Option Scheme Meeting.

(d)	None of EUR, Bidder or the Sale Agent give any assurance as to the price that will be achieved for the sale of New Bidder Shares in accordance with this clause 5.11 and the sale of New Bidder Shares will be at the risk of the Ineligible Optionholder, Small Optionholder or Electing Optionholder. The Sale Proceeds received by the Ineligible Optionholders, Small Optionholders and the Electing Optionholders will depend on the price at which each relevant Bidder Shares can be sold by the Sale Agent at the relevant time and the amount of any applicable fees, foreign exchange, brokerage, stamp duty and other selling costs, taxes and charges incurred by the Sale Agent in connection with the sales under the Sale Facility. Accordingly, the cash amount received by the Ineligible Optionholders, Small Optionholders or Electing Optionholders may be different than the value of the Option Scheme Consideration they would have received if they were not an Ineligible Optionholders, Small Optionholders or Electing Optionholders.

(e)	Each Ineligible Optionholder, Small Optionholder and Electing Optionholder appoints EUR as its agent to receive on its behalf any financial services guide or other notices (including any updates of those documents) that the Sale Agent is required to provide to Ineligible Optionholders, Small Optionholders or Electing Optionholders.

(f)	Interest will not be paid on the Option Sale Proceeds. The payment of the Option Sale Proceeds will be in full satisfaction of the rights of Ineligible Optionholders, Small Optionholders and Electing Optionholders under the Option Scheme.

5.12	Orders of a Regulatory Authority

If written notice is given to EUR (or the EUR Registry) of any order or direction made by a court of competent jurisdiction that:

(a)	requires consideration to be provided to a third party (either through payment of a sum or the issuance of a security) in respect of Scheme Options held by a particular Scheme Optionholder, which would otherwise be payable to that Scheme Optionholder as Option Scheme Consideration in accordance with this clause 5.12, then EUR must procure that the provision of that consideration is made in accordance with that order or direction; or

(b)	prevents payment of Option Scheme Consideration to any Scheme Optionholder in accordance with this clause 5.12 or the payment or issuance of such consideration is otherwise prohibited by applicable law, EUR or Bidder shall be entitled (as applicable):

(i)	where the relevant Scheme Optionholder is an Ineligible Optionholder, to retain an amount, in Australian currency, equal to the relevant Scheme Optionholder’s portion of any Sale Proceeds; and/or

(ii)	not to issue, or to issue to a trustee or nominee, the Option Scheme Consideration to which the Scheme Optionholder would otherwise be entitled to,

until such time as provision of the Option Scheme Consideration is permitted by that (or another) order or direction or otherwise by applicable law. To the extent that amounts or New Bidder Shares are so retained or withheld in accordance with this clause, such retained or withheld amounts or New Bidder Shares will be treated for all purposes under this Option Scheme as having been paid or issued to the person in respect of which such retention and withholding was made, provided that such retained or withheld amounts or New Bidder Shares are actually remitted as required by this clause.

5.13	Securities Act Exemption

EUR and Bidder acknowledge and agree that the New Bidder Shares to be issued to Scheme Optionholders under this Option Scheme will be issued or procured in reliance on the exemption from the registration requirements of the Securities Act provided by Section 3(a)(10) thereof. In order to ensure the availability of such exemption and to facilitate Bidder’s compliance with United States securities laws, the parties agree that the Option Scheme will be carried out on the following basis:

(a)	the Option Scheme will be subject to approval of the Court;

(b)	the Court will be advised prior to the First Court Date of the intention of the parties to rely on the exemption from the registration requirements provided by Section 3(a)(10) of the Securities Act with respect to the issuance or procurement of the New Bidder Shares to Scheme Optionholders under the Option Scheme, based on the Court’s approval of the Option Scheme, and that its approval of the Option Scheme is to be relied upon as a determination that the Court has satisfied itself as to the procedural and substantive fairness of the terms and conditions of the Option Scheme to all persons who are entitled to receive Option Scheme Consideration pursuant to the Option Scheme;

(c)	EUR shall request that the orders of the Court on the First Court Date specify that each person entitled to receive Option Scheme Consideration pursuant to the Option Scheme will have the right to appear before the Court at the hearing of the Court to give approval of the Option Scheme;

(d)	EUR will file evidence with the Court and make an argument regarding the fairness of the Option Scheme, in order to satisfy the test for approval by the Court;

(e)	EUR will, following the First Court Date, ensure that each Scheme Optionholder and any other person entitled to receive Option Scheme Consideration pursuant to the Option Scheme will be given adequate and appropriate notice advising them of their right to attend the hearing of the Court to give approval of the Option Scheme and providing them with sufficient information necessary to exercise such right; and

(f)	the Scheme Booklet will state that each Scheme Optionholder and any other person entitled to receive Option Scheme Consideration pursuant to the Option Scheme will have the right to appear before the Court so long as they enter an appearance within a reasonable time prior to the Court hearing.

6.	SCHEME OPTIONHOLDERS

6.1	Appointment of EUR as attorney and agent

Each Scheme Optionholder will be deemed (without the need for any further act) to have irrevocably authorised and appointed EUR (and each of its directors and officers, jointly and severally) as agent and attorney to do all things and execute all deeds, instruments, transfers and other documents on the part of each Scheme Optionholder that may be necessary to implement and give full effect to this Option Scheme and the transactions contemplated by it, including (without limitation):

(a)	executing any document or doing any other act necessary or desirable to give full effect to this Scheme and the transactions contemplated by it, including:

(i)	executing an option exercise form in respect of their Scheme Options, which may be a master exercise of some or all Scheme Options; and

(ii)	executing a proper instrument of transfer (including for the purposes of section 1071B of the Corporations Act) of their Resulting EUR Shares in favour of Bidder, which may be a master transfer of some or all Resulting EUR Shares;

(b)	where Resulting EUR Shares or Scheme Options are held in a CHESS holding, causing a message to be transmitted to ASX Settlement in accordance with the ASX Settlement Operating Rules to transfer the Resulting EUR Shares or Scheme Options held by the Scheme Optionholder from the CHESS sub-register to the issuer sponsored sub-register operated by EUR and subsequently completing a proper instrument of transfer under clause 6.1(a) above; and

(c)	enforcing the Option Scheme Deed Poll against Bidder.

6.2	Appointment of Bidder as attorney in respect of Scheme Options

Upon the Option Scheme Consideration being issued by Bidder, and until all Scheme Options are exercised or converted into Resulting EUR Shares and such Resulting EUR Shares transferred to the Bidder, each Scheme Optionholder:

(a)	is deemed to have appointed Bidder as attorney and agent (and directed Bidder in such capacity) to appoint any director, officer, secretary or agent nominated by Bidder as its sole proxy and, where applicable, corporate representative, to attend shareholders' meetings, exercise the votes attaching to the Scheme Options and Resulting EUR Shares registered in their name and sign any shareholders' resolution, and no Scheme Optionholder may itself attend or vote at any of those meetings or sign any resolutions, whether in person, by proxy or by corporate representative (other than pursuant to this clause 6.2(a)); and

(b)	must take all other actions in the capacity of a registered holder of Scheme Options and, upon exercise or conversion, the Resulting EUR Shares, as Bidder reasonably directs.

6.3	Scheme Optionholder's consent

Each Scheme Optionholder:

(a)	consents to EUR doing all things and executing all deeds, instruments, transfers or other documents as may be necessary, incidental or expedient to the implementation and performance of the Option Scheme and EUR, as agent of each Scheme Optionholder, may sub-delegate its functions under this clause 6.3 to any of its directors and officers, severally;

(b)	agrees to the exercise of their Scheme Options in accordance with this Option Scheme; and

(c)	agrees to the transfer of their Resulting EUR Shares, together with all rights and entitlements attaching to those Resulting EUR Shares to Bidder, in accordance with this Option Scheme.

6.4	Agreements and warranties by Scheme Optionholders

(a)	Each Scheme Optionholder acknowledges and agrees that this Option Scheme binds EUR and all Scheme Optionholders (including those who do not attend the Option Scheme Meeting and those who do not vote, or vote against this Option Scheme, at the Option Scheme Meeting).

(b)	Each Scheme Optionholder is deemed to have warranted to EUR, in its own right and for the benefit of Bidder, that:

(i)	all of their Scheme Options (including any rights and entitlements attaching to those options as at the Implementation Date) will, at the date of exercise or conversion to Resulting EUR Shares, be free from Encumbrances or other interests of third parties of any kind, whether legal or otherwise and from all other restrictions on transfer; and

(ii)	they have full power and capacity to agree to sell and transfer their Resulting EUR Shares (including all rights and entitlements attaching to their Resulting EUR Shares as at the Implementation Date).

(c)	EUR undertakes that it will provide the warranties in clause 6.4(b) to Bidder as agent and attorney of each Scheme Optionholder.

7.	DEALINGS IN EUR LISTED OPTIONS

7.1	Exercise prior to Option Scheme Record Date

To establish the identity of the Scheme Optionholders, EUR will not accept as valid, nor recognise for any purpose, any notice of exercise of an EUR Listed Option registered in the name of a EUR Optionholder that is either or both:

(a)	received after 5:00pm on the day which is the Business Day immediately before the Record Date; and

(b)	not in accordance with the terms of grant of the EUR Listed Option.

7.2	Registration as holder of EUR Options

EUR will issue, and register the EUR Optionholder as the holder of, an EUR Share in respect of any valid exercise of an EUR Listed Option registered in the name of the EUR Optionholder permitted by, and received by the time specified in, clause 7.1 and in accordance with the terms of grant of the EUR Listed Option, and the EUR Optionholder acknowledges and agrees that, if the Option Scheme becomes Effective and the EUR Optionholder has validly exercised an EUR Listed Option in accordance with the foregoing, the EUR Optionholder will be bound by the terms of the Option Scheme in respect of each such EUR Listed Option and, accordingly, each such EUR Listed Option will be exercised or converted into Resulting EUR Shares and transferred to Bidder in accordance with the terms of the Option Scheme on the Implementation Date.

7.3	Maintenance of EUR Listed Options Register

(a)	For the purpose of determining entitlements to the Option Scheme Consideration, EUR will:

(i)	until the Option Conversion Date, maintain the EUR Listed Option Register in accordance with the provisions of this clause 7 and the EUR Listed Option Register in this form will solely determine entitlements to the Resulting EUR Shares; and

(ii)	following the Option Conversion Date, until the Option Scheme Consideration has been provided, EUR will maintain a register of holders of Resulting EUR Shares and this register in this form will solely determine entitlements to the Option Scheme Consideration.

(b)	All certificates and holding statements for Scheme Options will cease to have any effect from the Record Date as documents of title in respect of those Scheme Options. Subject to provision of the Option Scheme Consideration by Bidder and the transfer of the Resulting EUR Shares as contemplated by clauses 4.2, 4.5 and 5.2, after the Record Date, each entry current at that date on the EUR Listed Option Register relating to Scheme Options will cease to be of any effect other than as evidence of entitlement to the Option Scheme Consideration in respect of the Scheme Options relating to that entry.

7.4	Information to be made available to Bidder

EUR will procure that, as soon as reasonably practicable after the Record Date, details of the names, Registered Addresses and holdings of Scheme Options of every Scheme Optionholder as shown in the EUR Listed Option Register as at the Record Date are made available to Bidder in such form as Bidder reasonably requires.

7.5	Instructions and elections

If not prohibited by law (and including where permitted or facilitated by relief granted by a Government Agency), all instructions, notifications or elections by a Scheme Optionholder to EUR that are binding or deemed binding between the Scheme Optionholder and EUR relating to EUR or EUR Listed Options, including instructions, notifications or elections relating to (if applicable):

(a)	whether dividends are to be paid by cheque or into a specific bank account;

(b)	notices or other communications from EUR (including by email),

will be deemed from the Implementation Date (except to the extent determined otherwise by Bidder in its sole discretion), by reason of the Option Scheme, to be made by the Scheme Optionholder to Bidder and to be a binding instruction, notification or election to, and accepted by, Bidder in respect of the New Bidder Shares issued to that Scheme Optionholder until that instruction, notification or election is revoked or amended in writing addressed to Bidder at its registry.

8.	QUOTATION OF EUR LISTED OPTIONS

8.1	Suspension of Trading

(a)	EUR will apply to ASX to suspend trading on the ASX in EUR Listed Options and EUR Shares with effect from the close of trading on the Effective Date.

(b)	It is expected that suspension of trading in EUR Listed Options and EUR Shares will occur from the commencement of the Business Day following the day on which EUR notifies ASX of this Option Scheme becoming Effective.

8.2	Termination of Quotation

After the Implementation Date, EUR will apply for termination of the official quotation of EUR Listed Options and EUR Shares and to have itself removed from the official list of ASX.

9.	NOTICES

9.1	General

Any notice, transfer, transmission, application, direction, demand, consent or other communication (Notice) given or made under this document must be in writing in English and signed by the sender or a person duly authorised by the sender.

9.2	Communications by post

Subject to clause 9.3, where a Notice referred to in this document is sent by post to EUR, it will not be deemed to have been received in the ordinary course of post or on a date other than the date (if any) on which it is actually received at EUR's registered office or at the EUR Registry.

9.3	After hours communications

If a Notice is given:

(a)	after 5:00pm in the place of receipt; or

(b)	on a day which is a Saturday, Sunday or bank or public holiday in the place of receipt, it is taken as having been given at 9:00am on the next day which is not a Saturday, Sunday or bank or public holiday in that place.

9.4	Omission to give notice

The accidental omission to give notice of the Option Scheme Meeting or the non-receipt of such notice by any EUR Optionholder will not invalidate the Option Scheme Meeting or the proceedings of the Option Scheme Meeting, unless the Court makes an order to the contrary.

10.	GENERAL

10.1	No liability when acting in good faith

Without prejudice to either party’s rights under the Scheme Implementation Deed, neither Bidder nor EUR nor any director, officer, secretary or employee of any of those companies will be liable for anything done or omitted to be done in the performance of this Option Scheme or the Option Scheme Deed Poll when the relevant entity or person has acted in good faith.

10.2	EUR and Scheme Optionholders bound

The Option Scheme binds EUR and all Scheme Optionholders (including Scheme Optionholders who do not attend the Option Scheme Meeting, do not vote at that meeting or vote against the Option Scheme) and will, for all purposes, to the extent of any inconsistencies and permitted by law, have effect notwithstanding any provision in the constitution of EUR.

10.3	Further assurances

Subject to clause 10.4, EUR will execute all documents and do all acts and things (on its own behalf and on behalf of each EUR Optionholder) necessary or expedient for the implementation of, and performance of its obligations under, the Option Scheme and the Scheme Optionholders consent to EUR executing all such documents and doing all such acts or things.

10.4	Alterations and conditions

If the Court proposes to approve this Option Scheme subject to any alterations or conditions under section 411(6) of the Corporations Act, EUR may, by its counsel or solicitors, and with the consent of Bidder, consent to those alterations or conditions on behalf of all persons concerned, including, for the avoidance of doubt, all Scheme Optionholders.

10.5	GST

EUR must pay to the Scheme Optionholders an amount equal to any GST for which the Scheme Optionholders are liable on any supply by the Scheme Optionholders under or in connection with the Option Scheme, without deduction or set off of any other amount.

10.6	Costs

Any costs, and any stamp duty and any related fines, interest or penalties, which are payable on or in respect of this document or on any document referred to in this document will be paid as provided for in the Scheme Implementation Deed. For the avoidance of doubt, Scheme Optionholders do not have to pay any stamp duty, related fines, interest or penalties which are payable on or in respect of this document or any document referred to in this document.

10.7	Governing law and jurisdiction

(a)	This document is governed by and is to be construed in accordance with the laws applicable in Western Australia.

(b)	Each party irrevocably and unconditionally submits to the non-exclusive jurisdiction of the courts exercising jurisdiction in Western Australia and any courts which have jurisdiction to hear appeals from any of those courts and waives any right to object to any proceedings being brought in those courts.

A N N E X U R E    E – S H A R E   S C H E M E D E E D    P O L L

EUROPEAN LITHIUM LIMITED

ACN 141 450 624

DEED POLL – SHARE SCHEME

T A B L E   O F    C O N T E N T S

1	DEFINITIONS AND INTERPRETATION		E-4

	1.1	Definitions	E-4
	1.2	Interpretation	E-4

2.	NATURE OF DEED POLL		E-4

3.	CONDITIONS PRECEDENT AND TERMINATION		E-4

	3.1	Conditions precedent	E-4
	3.2	Termination of deed	E-5
	3.3	Consequences of termination	E-5

4.	SHARE SCHEME OBLIGATATIONS		E-5

	4.1	Undertaking to issue Share Scheme Consideration	E-5
	4.2	New Bidder Shares to rank equally	E-5

5.	REPRESENTATIONS AND WARRANTIES		E-5

6.	CONTINUING OBLIGATIONS		E-6

7.	NOTICES		E-6

	7.1	Form	E-6
	7.2	Manner	E-6
	7.3	Time	E-6
	7.4	Initial details	E-6
	7.5	Changes	E-7

8.	STAMP DUTY		E-7

9.	GOVERNING LAW AND JURISDICTION		E-7

10.	APPOINTMENT OF PROCESS AGENT		E-7

11.	MISCELLANEOUS		E-7

	11.1	Exercise rights	E-7
	11.2	Merger	E-7
	11.3	Moratorium legislation	E-8
	11.4	No assignment	E-8
	11.5	Rights cumulative	E-8
	11.6	Severability	E-8
	11.7	Further assurance	E-8
	11.8	Costs and expenses	E-8
	11.9	Variation	E-8
	11.10	Waiver	E-8

D E E D    P O L L

Date

This deed poll is made

by	Critical Metals Corp. of 712 Fifth Ave, 11th floor, New York, NY 10019 (Bidder)

in favour of	each Scheme Shareholder.

R E C I T A L S

A.	EUR and Bidder are parties to the scheme implementation deed dated 18 May 2026 as amended and restated on 3 July 2026 and 19 August 2026 (Scheme Implementation Deed).

B.	In the Scheme Implementation Deed, Bidder agreed to make this deed poll.

C.	Bidder is making this deed poll for the purpose of covenanting in favour of the Scheme Shareholders to perform its obligations under the Share Scheme.

D.	Bidder is entering into this deed poll for the purpose of undertaking in favour of Scheme Shareholders to perform its obligations under the Share Scheme and the Scheme Implementation Deed.

This deed poll provides as follows:

1.	DEFINITIONS AND INTERPRETATION

1.1	Definitions

The meanings of the terms used in this deed poll are set out below.

EUR means European Lithium Limited (ACN 141 450 624).

Share Scheme means the members’ scheme of arrangement under Part 5.1 of the Corporations Act between EUR and the Scheme Shareholders under which Scheme Shareholders will receive the Share Scheme Consideration, subject to any alterations or conditions made or required by the Court under section 411(6) of the Corporations Act and agreed to in writing by Bidder and EUR.

Unless the context otherwise requires, terms defined in the Share Scheme have the same meaning when used in this deed poll.

1.2	Interpretation

Clause 1 of the Share Scheme applies to the interpretation of this deed poll, except that references to ‘this Share Scheme’ are to be read as references to ‘this deed poll’.

2.	NATURE OF DEED POLL

Bidder acknowledges that:

(a)	this deed poll may be relied on and enforced by any Scheme Shareholder in accordance with its terms, even though Scheme Shareholders are not party to it; and

(b)	under the Share Scheme, each Scheme Shareholder irrevocably appoints EUR and each of its directors and officers (jointly and each of them severally) as its agent and attorney, inter alia, to enforce this deed poll against Bidder in accordance with its terms.

3.	CONDITIONS PRECEDENT AND TERMINATION

3.1	Conditions precedent

The obligations of Bidder under clause 4 of this deed poll are subject to the Share Scheme becoming Effective.

3.2	Termination of deed

The obligations of Bidder under this deed poll to the Scheme Shareholders will automatically terminate and the terms of this deed poll will be of no force or effect if:

(a)	the Scheme Implementation Deed is terminated in accordance with its terms; or

(b)	the Share Scheme is not Effective on or before the End Date,

unless the Bidder and EUR otherwise agree in writing.

3.3	Consequences of termination

If this deed poll is terminated under clause 3.2 then, in addition and without prejudice to any other rights, powers, or remedies available to it:

(a)	Bidder is released from any obligation to further perform this deed poll; and

(b)	each Scheme Shareholder retains any rights, power or remedies it has against Bidder in respect of any breach of this deed poll by Bidder which occurred before termination of this deed poll.

4.	SHARE SCHEME OBLIGATATIONS

4.1	Undertaking to issue Share Scheme Consideration

Subject to clause 3, Bidder undertakes in favour of each Scheme Shareholder to:

(a)	provide or procure the provision of the Share Scheme Consideration to each Scheme Shareholder in accordance with the terms of the Share Scheme; and

(b)	undertake all other actions, and give each acknowledgement, representation and warranty (if any), attributed to it under the Share Scheme,

subject to and in accordance with the provisions of the Share Scheme.

4.2	New Bidder Shares to rank equally

Bidder covenants in favour of each Scheme Shareholder that the New Bidder Shares which are issued to Scheme Shareholders in accordance with the Share Scheme will:

(a)	rank equally with all existing Bidder Shares on issue as at the Effective Date; and

(b)	be duly and validly issued in accordance with all applicable laws, fully paid and free from any Encumbrances.

5.	REPRESENTATIONS AND WARRANTIES

Bidder represents and warrants that:

(a)	it is a corporation validly existing and registered in accordance with the laws of the country in which it was incorporated;

(b)	it has full legal capacity and power to enter into and perform its obligations under this deed poll and to carry out the transactions contemplated by this deed poll;

(c)	it has taken all necessary corporate action to authorise its entry into this deed poll and has taken or will take all necessary corporate action to authorise the performance of this deed poll and to carry out the transactions contemplated by this deed poll;

(d)	this deed poll constitutes its legal, valid and binding obligations, enforceable against it in accordance with its terms (except to the extent limited by equitable principles and laws affecting creditors’ rights generally) subject to any necessary stamping; and

(e)	this deed poll does not conflict with, or result in the breach of or default under, any provision of its constitution, or any agreement or instrument, any writ, order or injunction, judgment, law, rule or regulation to which it is a party or subject or by which it is bound.

(f)	it is not Insolvent (as that term is defined in the Scheme Implementation Deed).

6.	CONTINUING OBLIGATIONS

This deed poll is irrevocable and, subject to clause 3, remains in full force and effect until Bidder has completely performed its obligations under this deed poll or the earlier termination of this deed poll under clause 3.2.

7.	NOTICES

7.1	Form

Any notice or other communication to or by any party in respect of this deed poll must be:

(a)	in writing and in the English language;

(b)	addressed to Bidder at the address or email address set out in clause 7.4 below; and

(c)	must be signed by the sender or a person duly authorised by the sender.

7.2	Manner

In addition to any other method of service authorised by law, the notice may be:

(a)	personally served on a party;

(b)	left at the party's current address for service;

(c)	sent to the party's current address for service by prepaid ordinary mail or if the address is outside Australia by prepaid airmail; or

(d)	sent by electronic mail to the party's electronic mail address.

7.3	Time

If a notice is sent or delivered in the manner provided in clause 7.2 it must be treated as given to or received by the addressee in the case of:

(a)	delivery in person, when delivered;

(b)	delivery by post:

(i)	in Australia to an Australian address, the second Business Day after posting; or

(ii)	in any other case, on the tenth Business Day after posting; or

(c)	electronic mail, when the sender's computer reports that the message has been delivered to the electronic mail address of the addressee,

but if the delivery is made after 5:00pm on a Business Day or is after 5:00pm (addressee’s time) it is regarded as received at 9:00am on the following Business Day.

7.4	Initial details

The address for service is initially:

Address	712 Fifth Ave, 11th floor, New York, NY 10019

Attention:	John Thomas, General Counsel

Email	johnt@criticalmetalscorp.com

With a copy to be sent to:

Address	Level 2, 50 Kings Park Road, West Perth WA 6005

Attention:	Frank Knezovic

Email	frank@novalegal.com.au

and

Address	One Liberty Plaza, New York, NY 10006

Attention:	James Hu; Aaron Meyers

Email	jjhu@cgsh.com; ameyers@cgsh.com

7.5	Changes

A party may from time to time change its address or numbers for service by notice to each other party.

8.	STAMP DUTY

(a)	Bidder must pay all stamp duties and any fines and penalties with respect to stamp duty in respect of this deed poll, the Share Scheme or the steps to be taken under this deed poll or the Share Scheme.

(b)	Bidder indemnifies each Scheme Shareholder against any liability arising from its failure to comply with clause 8(a).

9.	GOVERNING LAW AND JURISDICTION

(a)	This deed poll is governed by and construed in accordance with the laws of Western Australia.

(b)	Each party irrevocably:

(i)	submits to the non-exclusive jurisdiction of the courts of Western Australia and the courts competent to determine appeals from those courts, with respect to any proceedings which may be brought at any time relating to this deed poll; and

(ii)	waives any objection it may now or in the future have to the venue of any proceedings, and any claim it may now or in the future have that any proceedings have been brought in an inconvenient forum, if that venue falls within paragraph 9(b)(i).

10.	APPOINTMENT OF PROCESS AGENT

Without preventing any method of service allowed under any relevant law, Bidder:

(a)	irrevocably appoints Nova Legal as its process agent to receive any document in an action in connection with this deed poll, and agrees that any such document may be served on Bidder by being delivered to or left for Bidder at the following address: Level 2, 50 Kings Park Road, West Perth WA 6005, and agrees that failure by a process agent to notify Bidder of any document in an action in connection with this deed poll does not invalidate the action concerned; and

(b)	if for any reason the process agent appointed under clause 10(a) ceases to be able to act as process agent, Bidder agrees to appoint another person as its process agent in Australia and ensure that the replacement process agent accepts its appointment and confirms its appointment to EUR.

Bidder agrees that service of documents on its process agent is sufficient service on it.

11.	MISCELLANEOUS

11.1	Exercise rights

A single or partial exercise or waiver by a party of any right under or relating to this deed poll will not prevent any other exercise of that right or the exercise of any other right.

11.2	Merger

If the liability of a party to pay money under this deed poll becomes merged in any deed, judgment, order or other thing, the party liable must pay interest on the amount owing from time to time under that deed, judgment, order or other thing at the higher of the rate payable under this deed poll and that fixed by or payable under that deed, judgment, order or other thing.

11.3	Moratorium legislation

Any law which varies, prevents or prejudicially affects the exercise by a party of any right, power or remedy conferred on it under this deed poll is excluded to the extent permitted by law.

11.4	No assignment

Bidder must not assign, transfer or novate all or any part of its rights or obligations under or relating to this deed poll or grant, declare, create or dispose of any right or interest in it, without the prior written consent of EUR. Any purported dealing in contravention of this clause 11.4 is invalid.

11.5	Rights cumulative

The rights, powers and remedies of Bidder and each Scheme Shareholder under this deed poll are cumulative and not exclusive of any rights or remedies provided by law.

11.6	Severability

If a provision of this deed poll is illegal, invalid, unenforceable or void in a jurisdiction it is severed for that jurisdiction and the remainder of this deed poll has full force and effect and the validity or enforceability of that provision in any other jurisdiction is not affected.

11.7	Further assurance

Bidder agrees to do anything including executing all documents and do all things (on its own behalf or on behalf of each Scheme Shareholder) necessary to give full effect to this document and the Scheme and the transactions contemplated by this document and the Scheme.

11.8	Costs and expenses

Except as otherwise provided in this deed poll, each party must pay its own costs and expenses in connection with the negotiation, preparation, execution and performance of this deed poll and the proposed, attempted or actual implementation of this deed poll.

11.9	Variation

A provision of this deed poll may not be varied, altered or otherwise amended unless:

(a)	if before the First Court Date, the variation is agreed to in writing by EUR; or

(b)	if on or after the First Court Date, the variation is agreed to in writing by EUR and the Court indicates that the variation would not of itself preclude approval by the Court of the Share Scheme,

in which event Bidder will enter into a further deed poll in favour of each Scheme Shareholder giving effect to the variation, alteration or amendment.

11.10	Waiver

(a)	A party's waiver of a right under or relating to this deed poll, whether prospectively or retrospectively, is not effective unless it is in writing and signed by that party.

(b)	No other act, omission or delay by a party will constitute a waiver of a right.

EXECUTED AS A DEED POLL

SIGNED, SEALED AND DELIVERED for and on	)
behalf of CRITICAL METALS CORP. by its duly	)
authorised representative in the presence of:	)
)

Signature of witness		Signature of authorised representative By executing this deed the representative states that they have received no notice that their authority to do so has been revoked.

Name of witness (please print)		Name of authorised representtive (please print)

A N N E X U R E    F – O P T I O N   S C H E M E   D E E D   P O L L

EUROPEAN LITHIUM LIMITED

ACN 141 450 624

DEED POLL – OPTION SCHEME

TABLE OF CONTENTS

1.	DEFINITIONS AND INTERPRETATION		F-4

	1.1	Definitions	F-4
	1.2	Interpretation	F-4

2.	NATURE OF DEED POLL		F-4

3.	CONDITIONS PRECEDENT AND TERMINATION		F-4

	3.1	Conditions precedent	F-4
	3.2	Termination of deed	F-5
	3.3	Consequences of termination	F-5

4.	OPTION SCHEME OBLIGATATIONS		F-5

	4.1	Undertaking to issue Option Scheme Consideration	F-5
	4.2	New Bidder Shares to rank equally	F-5

5.	REPRESENTATIONS AND WARRANTIES		F-5

6.	CONTINUING OBLIGATIONS		F-6

7.	NOTICES		F-6

	7.1	Form	F-6
	7.2	Manner	F-6
	7.3	Time	F-6
	7.4	Initial details	F-6
	7.5	Changes	F-7

8.	STAMP DUTY		F-7

9.	GOVERNING LAW AND JURISDICTION		F-7

	9.1	Appointment of process agent	F-7

10.	MISCELLANEOUS		F-7

	10.1	Exercise rights	F-7
	10.2	Merger	F-7
	10.3	Moratorium legislation	F-8
	10.4	No assignment	F-8
	10.5	Rights cumulative	F-8
	10.6	Severability	F-8
	10.7	Further assurance	F-8
	10.8	Costs and expenses	F-8
	10.9	Variation	F-8
	10.10	Waiver	F-8

D E E D  P O L L

Date

This deed poll is made

by	Critical Metals Corp. of 712 Fifth Ave, 11th floor, New York, NY 10019 (Bidder)

in favour of	each Scheme Optionholder.

R E C I T A L S

A.	EUR and Bidder are parties to the scheme implementation deed dated 18 May 2026 as amended and restated on 3 July 2026 and 19 August 2026 (Scheme Implementation Deed).

B.	In the Scheme Implementation Deed, Bidder agreed to make this deed poll.

C.	Bidder is making this deed poll for the purpose of covenanting in favour of the Scheme Optionholders to perform its obligations under the Option Scheme.

D.	Bidder enters into this deed poll for the purpose of covenanting in favour of the Scheme Optionholders that it will perform its obligations under the Option Scheme and the Scheme Implementation Deed.

This deed poll provides as follows:

1.	DEFINITIONS AND INTERPRETATION

1.1	Definitions

The meanings of the terms used in this deed poll are set out below.

EUR means European Lithium Limited (ACN 141 450 624).

Option Scheme means the creditors’ scheme of arrangement under Part 5.1 of the Corporations Act between EUR and the Scheme Optionholders, under which all of the EUR Listed Options will be exercised or converted into Resulting EUR Shares and transferred to Bidder and the Scheme Optionholders will be entitled to receive the Option Scheme Consideration, subject to any alterations or conditions made or required by the Court under section 411(6) of the Corporations Act and agreed to in writing by Bidder and EUR.

Unless the context otherwise requires, terms defined in the Option Scheme have the same meaning when used in this deed poll.

1.2	Interpretation

Clause 1 of the Option Scheme applies to the interpretation of this deed poll, except that references to ‘this Option Scheme’ are to be read as references to ‘this deed poll’.

2.	NATURE OF DEED POLL

Bidder acknowledges that:

(a)	this deed poll may be relied on and enforced by any Scheme Optionholder in accordance with its terms, even though Scheme Optionholder are not party to it; and

(b)	under the Option Scheme, each Scheme Optionholder irrevocably appoints EUR and each of its directors and officers (jointly and each of them severally) as its agent and attorney, inter alia, to enforce this deed poll against Bidder in accordance with its terms.

3.	CONDITIONS PRECEDENT AND TERMINATION

3.1	Conditions precedent

The obligations of Bidder under clause 4 of this deed poll are subject to the Option Scheme becoming Effective.

3.2	Termination of deed

The obligations of Bidder under this deed poll to the Scheme Optionholders will automatically terminate and the terms of this deed poll will be of no force or effect if:

(a)	the Scheme Implementation Deed is terminated in accordance with its terms; or

(b)	the Option Scheme is not Effective on or before the End Date, unless the Bidder and EUR otherwise agree in writing.

3.3	Consequences of termination

If this deed poll is terminated under clause 3.2 then, in addition and without prejudice to any other rights, powers, or remedies available to it:

(a)	Bidder is released from any obligation to further perform this deed poll; and

(b)	each Scheme Optionholder retains any rights, power or remedies it has against Bidder in respect of any breach of this deed poll by Bidder which occurred before termination of this deed poll.

4.	OPTION SCHEME OBLIGATATIONS

4.1	Undertaking to issue Option Scheme Consideration

Subject to clause 3, Bidder undertakes in favour of each Scheme Optionholder to:

(a)	provide or procure the provision of the Option Scheme Consideration to each Scheme Optionholder in accordance with the terms of the Option Scheme; and

(b)	undertake all other actions, and give each acknowledgement, representation and warranty (if any), attributed to it under the Option Scheme,

subject to and in accordance with the provisions of the Option Scheme.

4.2	New Bidder Shares to rank equally

Bidder covenants in favour of each Scheme Optionholder that the New Bidder Shares which are issued to Scheme Optionholders in accordance with the Option Scheme will:

(a)	rank equally in all respects with all other Bidder Shares then on issue at the Effective Date; and

(b)	be duly and validly issued in accordance with all applicable laws, fully paid and free from any Encumbrances.

5.	REPRESENTATIONS AND WARRANTIES

Bidder represents and warrants that:

(a)	it is a corporation validly existing and registered in accordance with the laws of the country in which it was incorporated;

(b)	it has full legal capacity and power to enter into and perform its obligations under this deed poll and to carry out the transactions contemplated by this deed poll;

(c)	it has taken all necessary corporate action to authorise its entry into this deed poll and has taken or will take all necessary corporate action to authorise the performance of this deed poll and to carry out the transactions contemplated by this deed poll;

(d)	this deed poll constitutes its legal, valid and binding obligations, enforceable against it in accordance with its terms (except to the extent limited by equitable principles and laws affecting creditors’ rights generally) subject to any necessary stamping; and

(e)	this deed poll does not conflict with, or result in the breach of or default under, any provision of its constitution, or any agreement or instrument, any writ, order or injunction, judgment, law, rule or regulation to which it is a party or subject or by which it is bound.

(f)	Bidder is solvent and is not subject to any Bidder Insolvency Event as at the date of this deed poll.

6.	CONTINUING OBLIGATIONS

This deed poll is irrevocable and, subject to clause 3, remains in full force and effect until Bidder has completely performed its obligations under this deed poll or the earlier termination of this deed poll under clause 3.2.

7.	NOTICES

7.1	Form

Any notice or other communication to or by any party in respect of this deed poll must be:

(a)	in writing and in the English language;

(b)	addressed to Bidder at the address or email address set out in clause 7.4 below; and

(c)	must be signed by the sender or a person duly authorised by the sender.

7.2	Manner

In addition to any other method of service authorised by law, the notice may be:

(a)	personally served on a party;

(b)	left at the party’s current address for service;

(c)	sent to the party’s current address for service by prepaid ordinary mail or if the address is outside Australia by prepaid airmail; or

(d)	sent by electronic mail to the party’s electronic mail address.

7.3	Time

If a notice is sent or delivered in the manner provided in clause 7.2 it must be treated as given to or received by the addressee in the case of:

(a)	delivery in person, when delivered;

(b)	delivery by post:

(i)	in Australia to an Australian address, the second Business Day after posting; or

(ii)	in any other case, on the tenth Business Day after posting; or

(c)	electronic mail, when the sender’s computer reports that the message has been delivered to the electronic mail address of the addressee,

but if the delivery is made after 5:00pm on a Business Day or is after 5:00pm (addressee’s time) it is regarded as received at 9:00am on the following Business Day.

7.4	Initial details

The address for service is initially:

Address	712 Fifth Ave, 11th floor, New York, NY 10019

Attention:	John Thomas, General Counsel

Email:	johnt@criticalmetalscorp.com

With a copy to be sent to:

Address	Level 2, 50 Kings Park Road, West Perth WA 6005

Attention:	Frank Knezovic

Email:	frank@novalegal.com.au

and

Address	One Liberty Plaza, New York, NY 10006

Attention:	James Hu; Aaron Meyers

Email:	jjhu@cgsh.com; ameyers@cgsh.com

7.5	Changes

A party may from time to time change its address or numbers for service by notice to each other party.

8.	STAMP DUTY

(a)	Bidder must pay all stamp duties and any fines and penalties with respect to stamp duty in respect of this deed poll, the Option Scheme or the steps to be taken under this deed poll or the Option Scheme.

(b)	Bidder indemnifies each Scheme Optionholder against any liability arising from its failure to comply with clause 8(a).

9.	GOVERNING LAW AND JURISDICTION

(a)	This deed poll is governed by and construed in accordance with the laws of Western Australia.

(b)	Each party irrevocably:

(i)	submits to the non-exclusive jurisdiction of the courts of Western Australia and the courts competent to determine appeals from those courts, with respect to any proceedings which may be brought at any time relating to this deed poll; and

(ii)	waives any objection it may now or in the future have to the venue of any proceedings, and any claim it may now or in the future have that any proceedings have been brought in an inconvenient forum, if that venue falls within paragraph 9(b)(i).

9.1	Appointment of process agent

(a)	Bidder irrevocably appoints Nova Legal as its agent for the service of process in Australia in relation to any matter arising out of this deed poll. If that person ceases to be able to act as such or have an address in Australia, Bidder agrees to appoint a new process agent in Australia and deliver to EUR within 5 Business Days a copy of a written acceptance of appointment by the process agent.

(b)	Bidder agrees that failure by a process agent to notify Bidder of any process will not invalidate the proceedings concerned.

(c)	If this clause 9.1 applies, Bidder must, before terminating the appointment of a process agent or the process agent ceasing to act, appoint a replacement process agent in Australia and provide notice to EUR of the new appointment within 5 Business Days.

10.	MISCELLANEOUS

10.1	Exercise rights

A single or partial exercise or waiver by a party of any right under or relating to this deed poll will not prevent any other exercise of that right or the exercise of any other right.

10.2	Merger

If the liability of a party to pay money under this deed poll becomes merged in any deed, judgment, order or other thing, the party liable must pay interest on the amount owing from time to time under that deed, judgment, order or other thing at the higher of the rate payable under this deed poll and that fixed by or payable under that deed, judgment, order or other thing.

10.3	Moratorium legislation

Any law which varies, prevents or prejudicially affects the exercise by a party of any right, power or remedy conferred on it under this deed poll is excluded to the extent permitted by law.

10.4	No assignment

Bidder must not assign, transfer or novate all or any part of its rights or obligations under or relating to this deed poll or grant, declare, create or dispose of any right or interest in it, without the prior written consent of EUR. Any purported dealing in contravention of this clause 10.4 is invalid.

10.5	Rights cumulative

The rights, powers and remedies of Bidder and each Scheme Optionholder under this deed poll are cumulative and not exclusive of any rights or remedies provided by law.

10.6	Severability

If a provision of this deed poll is illegal, invalid, unenforceable or void in a jurisdiction it is severed for that jurisdiction and the remainder of this deed poll has full force and effect and the validity or enforceability of that provision in any other jurisdiction is not affected.

10.7	Further assurance

Bidder agrees to do anything including executing all documents and do all things (on its own behalf or on behalf of each Scheme Optionholder) necessary to give full effect to this document and the Option Scheme and the transactions contemplated by this document and the Option Scheme.

10.8	Costs and expenses

Except as otherwise provided in this deed poll, each party must pay its own costs and expenses in connection with the negotiation, preparation, execution and performance of this deed poll and the proposed, attempted or actual implementation of this deed poll.

10.9	Variation

A provision of this deed poll may not be varied, altered or otherwise amended unless:

(a)	if before the First Court Date, the variation is agreed to in writing by EUR; or

(b)	if on or after the First Court Date, the variation is agreed to in writing by EUR and the Court indicates that the variation would not of itself preclude approval by the Court of the Option Scheme,

in which event Bidder will enter into a further deed poll in favour of each Scheme Optionholder giving effect to the variation, alteration or amendment.

10.10	Waiver

(a)	A party’s waiver of a right under or relating to this deed poll, whether prospectively or retrospectively, is not effective unless it is in writing and signed by that party.

(b)	No other act, omission or delay by a party will constitute a waiver of a right.

EXECUTED AS A DEED POLL

SIGNED, SEALED AND DELIVERED for and on	)
behalf of CRITICAL METALS CORP. by its duly	)
authorised representative in the presence of:	)
)

Signature of witness		Signature of authorised representative By executing this deed the representative states that they have received no notice that their authority to do so has been revoked.

Name of witness (please print)		Name of authorised representtive (please print)

A N N E X U R E  G – N O T I C E   O F   S H A R E   S C H E M E   M E E T I N G

European Lithium Limited (EUR or Company) gives notice that, by order of the Supreme Court of Western Australia (Court) pursuant to section 411(1) of the Corporations Act, a meeting of EUR’s Shareholders (Share Scheme Meeting) will be held in person at 10:30am (AWST) on Thursday, 22 October 2026 at 32 Harrogate Street, West Leederville WA 6007.

The Court has directed that Ben Purser act as chair of the Share Scheme Meeting, or failing him, Pia Drummond, and has directed the chair to report the result of the Share Scheme Meeting to the Court.

Purpose of the Share Scheme Meeting

The purpose of the Share Scheme Meeting is to consider and, if thought fit, to agree (with or without modification) to a scheme of arrangement proposed to be entered into between EUR and the EUR Shareholders.

A copy of the Share Scheme and a copy of the explanatory statement required by section 412 of the Corporations Act in relation to the Share Scheme are contained in the Scheme Booklet, of which this notice forms part. Terms and abbreviations used in this notice and in the Scheme Booklet are defined in the Scheme Booklet.

Share Scheme Resolution

To consider, and if thought fit, to pass (with or without amendment) the following resolution (Share Scheme Resolution):

“That pursuant to and in accordance with section 411 of the Corporations Act, the scheme of arrangement proposed between EUR and EUR Shareholders, as contained in and more particularly described in the document of which the notice convening this meeting forms part, is approved (with or without modification as approved by the Supreme Court of Western Australia to which EUR and CRML agree).”

EXPLANATORY NOTES

Requisite Majority required

To pass the resolution approving the Share Scheme, votes in favour of the Share Scheme must be cast by:

(a)	Unless the Court orders otherwise, a majority in number (more than 50%) of EUR Shareholders present and voting (whether in person, by proxy, by attorney or, in the case of a corporation, by corporate representative) at the Share Scheme Meeting; and

(b)	at least 75% of the total number of votes cast on the Share Scheme Resolution by EUR Shareholders present and voting (whether in person, by proxy, by attorney or, in the case of a corporation, by corporate representative).

Voting at the Share Scheme Meeting will be by poll rather than by show of hands.

CRML is excluded from voting on the Share Scheme by reason of the fact that it is the proponent of the Share Scheme. As at the date of the Scheme Booklet, neither CRML nor any of its Associates hold any EUR Shares.

How to vote

EUR Shareholders can vote in either of two ways:

(a)	by attending the Share Scheme Meeting and voting in person or by attorney or, in the case of corporate EUR Securityholders, by corporate representative; or

(b)	by appointing a proxy to attend and vote on their behalf, using the proxy form enclosed with the Scheme Booklet.

Voting in person (or by attorney or corporate representative)

EUR Shareholders or their attorneys who plan to attend the Share Scheme Meeting are asked to arrive at the venue 30 minutes prior to the time designated for the Share Scheme Meeting so that the shareholding can be checked against the EUR Register and attendances can be noted. If a EUR Shareholder wishes to appoint an attorney, that EUR Shareholder will need to provide EUR with an original or certified copy of the power of attorney under which they authorise the attorney to attend and vote at the Share Scheme Meeting at least 48 hours prior to the commencement of the Share Scheme Meeting. In order to vote in person at the meeting, a EUR Shareholder which is a corporation may appoint an individual to act as its representative. The appointment must comply with the requirements of section 250D of the Corporations Act. A corporate EUR Shareholder should obtain an “Appointment of Corporate Representative” form from Computershare or online at www.investorcentre.com/au and select “Printable Forms” and complete that form in accordance with its instructions. The representative should bring this form, duly completed, to the Share Scheme Meeting and any authority under which it is signed, unless this has already been provided and is kept at Computershare Investor Services Pty Limited.

Jointly held EUR Shares

If the EUR Shares are jointly held, only one of the joint shareholders is entitled to vote. If more than one shareholder votes in respect of jointly held EUR Shares, only the vote of the shareholder whose name appears first on the EUR Register will be counted.

Proxy instructions

A EUR Shareholder entitled to attend and vote at the Share Scheme Meeting is entitled to appoint not more than two proxies. Each proxy will have the right to vote on a poll and also to speak at the Share Scheme Meeting.

The appointment of a proxy may specify the proportion or the number of votes that the proxy may exercise. Where two proxies are appointed, unless the appointment specifies the proportion or number of the EUR Shareholder's votes, each proxy may exercise half of the votes. Fractions of votes will be disregarded.

A proxy may, but need not be, a EUR Shareholder.

If a proxy is instructed to abstain from voting on any item of business, that person is directed not to vote on the EUR Shareholder's behalf on a poll and the EUR Shares the subject of the proxy appointment will not be counted in computing the required majority.

If a proxy is not directed how to vote on an item of business, the proxy may vote or abstain from voting, as that person thinks fit.

EUR Shareholders who return their proxy forms with a direction on how to vote but without nominating the identity of their proxy will be taken to have appointed the chairman of the Share Scheme Meeting as their proxy to vote on their behalf. If a proxy form is returned but the nominated proxy does not attend the Share Scheme Meeting, the chairman of the Share Scheme Meeting will act in place of the nominated proxy and vote in accordance with any instructions. Proxy appointments in favour of the chairman of the Share Scheme Meeting, the secretary or any director which do not contain a direction will, in the absence of a change in circumstances, be used to vote in favour of the Share Scheme.

A vote given in accordance with the terms of a proxy is valid despite the revocation of the proxy, unless notice in writing of the revocation has been received by EUR or Computershare Investor Services Pty Limited before commencement of the Share Scheme Meeting.

The Share Scheme Transaction Ratio, which determines the number of New CRML Shares to be issued for each EUR Share under the Share Scheme, will be announced to ASX at 9:00am (AWST) on Wednesday, 21 October 2026, after the latest time for receipt of completed proxy forms for the Share Scheme Meeting. An EUR Shareholder who wishes to change the way their EUR Shares are voted after that announcement may give notice in writing of the revocation of their proxy to EUR or Computershare Investor Services Pty Limited before commencement of the Share Scheme Meeting, or attend the Share Scheme Meeting and vote in person instead of their proxy.

Appointing a proxy will not preclude you from attending the Share Scheme Meeting in person and voting at the Share Scheme Meeting instead of your proxy.

Completed proxy forms may be lodged by:

(a)	online: at www.investorvote.com.au using their secure access information or on their mobile device by scanning the personalised QR code on the proxy form

(b)	by mail: in the reply-paid envelope provided with the proxy form to Computershare Investor Services Pty Limited, GPO Box 1282, Melbourne, Victoria, 3001, Australia

(c)	by fax: to the Registry (within Australia) 1800 783 447 or (outside Australia) +61 3 9473 2555

(d)	For Intermediary Online subscribers (custodians): visit www.intermediaryonline.com

To be valid for the Share Scheme Meeting, completed proxy forms (and any power of attorney under which they are signed) must be received by no later than 10:30am (AWST) on Tuesday, 20 October 2026.

The proxy form must be signed by the EUR Shareholder or the EUR Shareholder's attorney. Proxies given by corporations must be executed in accordance with the Corporations Act. Where the appointment of a proxy is signed by the appointor's attorney, a certified copy of the power of attorney, or the power itself, must be received by Computershare Investor Services Pty Limited at the above addresses or by facsimile transmission by 10:30am (AWST) on Tuesday, 20 October 2026. If facsimile transmission is used, the power of attorney must be certified.

EUR Shareholders who are entitled to vote

Pursuant to section 411 of the Corporations Act and all other enabling powers, the Court has determined that the time for determining a person's entitlement to vote at the Share Scheme Meeting is 5:00pm (AWST) or 8:00pm (AEDT) on Tuesday, 20 October 2026. Only those EUR Shareholders entered on the EUR Register as at that time will be entitled to attend and vote at the Share Scheme Meeting. Registrable transfers or transmission applications received after this time will be disregarded in determining entitlements to vote at the Share Scheme Meeting.

Court Approval

In accordance with section 411(4)(b) of the Corporations Act, the Share Scheme (with or without modification) will not be implemented unless it is approved by an order of the Court. If the resolution put to the Share Scheme Meeting is passed by the majority required, EUR intends to apply to the Court for the necessary orders to give effect to the Scheme.

A N N E X U R E   H  –  N O T I C E   O F   O P T I O N   S C H E M E   M E E T I N G

European Lithium Limited (EUR or Company) gives notice that, by order of the Supreme Court of Western Australia (Court) pursuant to section 411(1) of the Corporations Act, a meeting of EUR’s Optionholders (Option Scheme Meeting) will be held in person at the later of 11:00am (AWST) or at the conclusion of the Share Scheme Meeting on Thursday, 22 October 2026 at 32 Harrogate Street, West Leederville WA 6007.

The Court has also directed that Ben Purser act as chair of the Option Scheme Meeting, or failing him, Pia Drummond, and has directed the chair to report the result of the Option Scheme Meeting to the Court.

Purpose of the Option Scheme Meeting

The purpose of the Option Scheme Meeting is to consider and, if thought fit, to agree (with or without modification) to a scheme of arrangement proposed to be entered into between EUR and the EUR Optionholders.

A copy of the Option Scheme and the explanatory statement required by section 412 of the Corporations Act in relation to the Option Scheme are contained in the Scheme Booklet of which this notice forms part. Terms and abbreviations used in this notice and in the Scheme Booklet are defined in the Scheme Booklet.

Option Scheme Resolution

To consider, and if thought fit, to pass (with or without amendment) the following resolution (Option Scheme Resolution):

“That pursuant to and in accordance with section 411 of the Corporations Act, the scheme of arrangement proposed between EUR and EUR Optionholders, as contained in and more particularly described in the document of which the notice convening this meeting forms part, is approved (with or without modification as approved by the Supreme Court of Western Australia to which EUR and CRML agree).”

EXPLANATORY NOTES

Requisite Majority required

To pass the resolution approving the Option Scheme, votes in favour of the Option Scheme must be cast by:

(a)	unless the Court orders otherwise, a majority in number (more than 50%) of EUR Optionholders present and voting (whether in person, by proxy, by attorney or, in the case of a corporation, by corporate representative) at the Option Scheme Meeting; and

(b)	at least 75% of the total number of votes cast on the Option Scheme Resolution by EUR Optionholders present and voting (whether in person, by proxy, by attorney or, in the case of a corporation, by corporate representative).

CRML is excluded from voting on the Option Scheme by reason of the fact that it is the proponent of the Option Scheme. As at the date of the Scheme Booklet, neither CRML nor any of its Associates hold any EUR Options.

How to vote

EUR Optionholders can vote in either of two ways:

(a)	by attending the Option Scheme Meeting and voting in person or by attorney or, in the case of corporate EUR Optionholders, by corporate representative; or

(b)	by appointing a proxy to attend and vote on their behalf, using the proxy form enclosed with the Scheme Booklet.

Voting in person (or by attorney or corporate representative)

EUR Optionholders or their attorneys who plan to attend the Option Scheme Meeting are asked to arrive at the venue 30 minutes prior to the time designated for the Option Scheme Meeting so that the Optionholding can be checked against the EUR Option Register and attendances can be noted. If a EUR Optionholder wishes to appoint an attorney, that EUR Optionholder will need to provide EUR with an original or certified copy of the power of attorney under which they authorise the attorney to attend and vote at the Option Scheme Meeting at least 48 hours prior to the commencement of the Option Scheme Meeting. In order to vote in person at the meeting, a EUR Optionholder which is a corporation may appoint an individual to act as its representative. The appointment must comply with the requirements of section 250D of the Corporations Act. A corporate EUR Optionholder should obtain an “Appointment of Corporate Representative” form from Computershare or online at www.investorcentre.com/au and select “Printable Forms” and complete that form in accordance with its instructions. The representative should bring this form, duly completed, to the Option Scheme Meeting and any authority under which it is signed, unless this has already been provided and is kept at Computershare Investor Services Pty Limited.

Jointly held EUR Options

If the EUR Options are jointly held, only one of the joint optionholders is entitled to vote. If more than one EUR Optionholder votes in respect of jointly held EUR Options, only the vote of the EUR Optionholder whose name appears first on the EUR Option Register as the holder of EUR Options will be counted.

Proxy instructions

A EUR Optionholder entitled to attend and vote at the Option Scheme Meeting is entitled to appoint not more than two proxies. Each proxy will have the right to vote on a poll and also to speak at the Option Scheme Meeting.

The appointment of a proxy may specify the proportion or the number of votes that the proxy may exercise. Where two proxies are appointed, unless the appointment specifies the proportion or number of the EUR Optionholder's votes, each proxy may exercise half of the votes. Fractions of votes will be disregarded.

A proxy may, but need not be, a EUR Optionholder.

If a proxy is instructed to abstain from voting on any item of business, that person is directed not to vote on the EUR Optionholder's behalf on a poll and the EUR Options the subject of the proxy appointment will not be counted in computing the required majority.

If a proxy is not directed how to vote on an item of business, the proxy may vote or abstain from voting, as that person thinks fit.

EUR Optionholders who return their proxy forms with a direction on how to vote but without nominating the identity of their proxy will be taken to have appointed the chairman of the Option Scheme Meeting as their proxy to vote on their behalf. If a proxy form is returned but the nominated proxy does not attend the Option Scheme Meeting, the chairman of the Option Scheme Meeting will act in place of the nominated proxy and vote in accordance with any instructions. Proxy appointments in favour of the chairman of the Option Scheme Meeting, the secretary or any director which do not contain a direction will, in the absence of a change in circumstances, be used to vote in favour of the Option Scheme.

A vote given in accordance with the terms of a proxy is valid despite the revocation of the proxy, unless notice in writing of the revocation has been received by EUR or Computershare Investor Services Pty Limited before commencement of the Option Scheme Meeting.

The Share Scheme Transaction Ratio, by reference to which the Option Scheme Consideration is calculated under the Cashless Exercise Formula, will be announced to ASX at 9:00am (AWST) on Wednesday, 21 October 2026, after the latest time for receipt of completed proxy forms for the Option Scheme Meeting. An EUR Optionholder who wishes to change the way their EUR Options are voted after that announcement may give notice in writing of the revocation of their proxy to EUR or Computershare Investor Services Pty Limited before commencement of the Option Scheme Meeting, or attend the Option Scheme Meeting and vote in person instead of their proxy.

Appointing a proxy will not preclude you from attending the Option Scheme Meeting in person and voting at the Option Scheme Meeting instead of your proxy.

Completed proxy forms may be lodged by:

(a)	online: at www.investorvote.com.au using their secure access information or on their mobile device by scanning the personalised QR code on the proxy form

(b)	by mail: in the reply-paid envelope provided with the proxy form to Computershare Investor Services Pty Limited, GPO Box 1282, Melbourne, Victoria, 3001, Australia

(c)	by fax: to the Registry (within Australia) 1800 783 447 or (outside Australia) +61 3 9473 2555

(d)	For Intermediary Online subscribers (custodians): visit www.intermediaryonline.com

To be valid for the Option Scheme Meeting, completed proxy forms (and any power of attorney under which they are signed) must be received by no later than 11:00am (AWST) on Tuesday, 20 October 2026.

The proxy form must be signed by the EUR Optionholder or the EUR Optionholder's attorney. Proxies given by corporations must be executed in accordance with the Corporations Act. Where the appointment of a proxy is signed by the appointor's attorney, a certified copy of the power of attorney, or the power itself, must be received by Computershare Investor Services Pty Limited at the above addresses or by facsimile transmission by 11:00am (AWST) on Tuesday, 20 October 2026. If facsimile transmission is used, the power of attorney must be certified.

EUR Optionholders who are entitled to vote

Pursuant to section 411 of the Corporations Act and all other enabling powers, the Court has determined that the time for determining a person's entitlement to vote at the Option Scheme Meeting is 5:00pm (AWST) or 8:00pm (AEDT) on Tuesday, 20 October 2026. Only those EUR Optionholders entered on the EUR Option Register as holders of EUR Options as at that time will be entitled to attend and vote at the Option Scheme Meeting. Registrable transfers or transmission applications received after this time will be disregarded in determining entitlements to vote at the Option Scheme Meeting.

Court Approval

In accordance with section 411(4)(b) of the Corporations Act, the Option Scheme (with or without modification) will not be implemented unless it is approved by an order of the Court. If the resolution put to the Option Scheme Meeting is passed by the majority required, EUR intends to apply to the Court for the necessary orders to give effect to the Option Scheme.

A N N E X U R E   I – N OT I C E   O F   G E N E R A L   M E E T I N G

EUROPEAN LITHIUM LIMITED

ACN 141 450 624

NOTICE OF GENERAL MEETING

Notice is given that the General Meeting will be held at:

TIME:	10:00am (AWST)

DATE:	Thursday, 22 October 2026

PLACE:	32 Harrogate Street, West Leederville WA 6007

The business of the General Meeting affects your shareholding and your vote is important.

This Notice of Meeting should be read in its entirety. If EUR Shareholders are in doubt as to how they should vote, they should seek advice from their professional advisers prior to voting.

The EUR Directors have determined pursuant to Regulation 7.11.37 of the Corporations Regulations 2001 (Cth) that the persons eligible to vote at the General Meeting are those who are registered EUR Shareholders at 5:00pm (AWST) or 8:00pm (AEDT) on Tuesday, 20 October 2026.

B US I N E S S   O F   T H E   G E N E R A L    M E E T I N G

AGENDA

Capitalised terms used in this Notice of Meeting which are not defined in the Glossary have the meaning given in the Scheme Booklet, of which this Notice of Meeting forms Annexure I .

1.	RESOLUTION 1 – APPROVAL OF FINANCIAL BENEFITS UNDER THE SAGE SECURITY CANCELLATION DEED – ANTONY SAGE

To consider and, if thought fit, to pass (with or without amendment) the following resolution as an ordinary resolution:

“That, subject to and conditional on the Schemes becoming Effective, approval is given for the purposes of section 195(4) and section 208 of the Corporations Act 2001 (Cth), and for all other purposes, for the giving of all financial benefits provided for under, or in connection with, the Sage Security Cancellation Deed (including the cancellation of all EUR Performance Rights held by Antony Sage and/or his Associates in consideration for the issue of New CRML Shares and New CRML Warrants), in connection with the Schemes.”

2.	RESOLUTION 2 – APPROVAL OF FINANCIAL BENEFITS UNDER THE DAY SECURITY CANCELLATION DEED – MALCOLM DAY

To consider and, if thought fit, to pass (with or without amendment) the following resolution as an ordinary resolution:

“That, subject to and conditional on the Schemes becoming Effective, approval is given for the purposes of section 195(4) and section 208 of the Corporations Act 2001 (Cth), and for all other purposes, for the giving of all financial benefits provided for under, or in connection with, the Day Security Cancellation Deed (including the cancellation of all EUR Performance Rights held by Malcolm Day and/or his Associates in consideration for the issue of New CRML Shares and New CRML Warrants), in connection with the Schemes.”

3.	RESOLUTION 3 – APPROVAL OF FINANCIAL BENEFITS UNDER THE CARTER SECURITY CANCELLATION DEED – MICHAEL CARTER

To consider and, if thought fit, to pass (with or without amendment) the following resolution as an ordinary resolution:

“That, subject to and conditional on the Schemes becoming Effective, approval is given for the purposes of section 195(4) and section 208 of the Corporations Act 2001 (Cth), and for all other purposes, for the giving of all financial benefits provided for under, or in connection with, the Carter Security Cancellation Deed (including the cancellation of all EUR Performance Rights held by Michael Carter and/or his Associates in consideration for the issue of New CRML Shares and New CRML Warrants), in connection with the Schemes.”

4.	RESOLUTION 4 – APPROVAL OF FINANCIAL BENEFITS UNDER THE ZHERNOV SECURITY CANCELLATION DEED – MYKHAILO ZHERNOV

To consider and, if thought fit, to pass (with or without amendment) the following resolution as an ordinary resolution:

“That, subject to and conditional on the Schemes becoming Effective, approval is given for the purposes of section 195(4) and section 208 of the Corporations Act 2001 (Cth), and for all other purposes, for the giving of all financial benefits provided for under, or in connection with, the Zhernov Security Cancellation Deed (including the cancellation of all EUR Performance Rights held by Mykhailo Zhernov and/or his Associates in consideration for the issue of New CRML Shares and New CRML Warrants), in connection with the Schemes.”

Dated: 15 September 2026

Voting Prohibition Statements

Resolution 1 – Approval of financial benefits under the Sage Security Cancellation Deed – Antony Sage	In accordance with section 224 of the Corporations Act, a vote on this Resolution must not be cast (in any capacity) by or on behalf of a related party of EUR to whom the Resolution would permit a financial benefit to be given, or an associate of such a related party (Resolution 1 Excluded Party). However, the above prohibition does not apply if the vote is cast by a person as proxy appointed by writing that specifies how the proxy is to vote on the Resolution and it is not cast on behalf of a Resolution 1 Excluded Party.
In accordance with section 250BD of the Corporations Act, a person appointed as a proxy must not vote, on the basis of that appointment, on this Resolution if:
	(a)	the proxy is either:
(i) a member of the Key Management Personnel; or
(ii) a Closely Related Party of such a member; and
	(b)	the appointment does not specify the way the proxy is to vote on this Resolution.
Provided the Chair is not a Resolution 1 Excluded Party, the above prohibition does not apply if:
	(a)	the proxy is the Chair; and
	(b)	the appointment expressly authorises the Chair to exercise the proxy even though this Resolution is connected directly or indirectly with remuneration of a member of the Key Management Personnel.
Resolution 2 – Approval of financial benefits under the Day Security Cancellation Deed – Malcolm Day	In accordance with section 224 of the Corporations Act, a vote on this Resolution must not be cast (in any capacity) by or on behalf of a related party of EUR to whom the Resolution would permit a financial benefit to be given, or an associate of such a related party (Resolution 2 Excluded Party). However, the above prohibition does not apply if the vote is cast by a person as proxy appointed by writing that specifies how the proxy is to vote on the Resolution and it is not cast on behalf of a Resolution 2 Excluded Party.
In accordance with section 250BD of the Corporations Act, a person appointed as a proxy must not vote, on the basis of that appointment, on this Resolution if:
	(a)	the proxy is either:
(i) a member of the Key Management Personnel; or
(ii) a Closely Related Party of such a member; and
	(b)	the appointment does not specify the way the proxy is to vote on this Resolution.
Provided the Chair is not a Resolution 2 Excluded Party, the above prohibition does not apply if:
	(a)	the proxy is the Chair; and
	(b)	the appointment expressly authorises the Chair to exercise the proxy even though this Resolution is connected directly or indirectly with remuneration of a member of the Key Management Personnel.
Resolution 3 – Approval of financial benefits under the Carter Security Cancellation Deed – Michael Carter	In accordance with section 224 of the Corporations Act, a vote on this Resolution must not be cast (in any capacity) by or on behalf of a related party of EUR to whom the Resolution would permit a financial benefit to be given, or an associate of such a related party (Resolution 3 Excluded Party). However, the above prohibition does not apply if the vote is cast by a person as proxy appointed by writing that specifies how the proxy is to vote on the Resolution and it is not cast on behalf of a Resolution 3 Excluded Party.
In accordance with section 250BD of the Corporations Act, a person appointed as a proxy must not vote, on the basis of that appointment, on this Resolution if:
	(a)	the proxy is either:
(i) a member of the Key Management Personnel; or
(ii) a Closely Related Party of such a member; and
	(b)	the appointment does not specify the way the proxy is to vote on this Resolution.
Provided the Chair is not a Resolution 3 Excluded Party, the above prohibition does not apply if:
	(a)	the proxy is the Chair; and
	(b)	the appointment expressly authorises the Chair to exercise the proxy even though this Resolution is connected directly or indirectly with remuneration of a member of the Key Management Personnel.

Resolution 4 – Approval of financial benefits under the Zhernov Security Cancellation Deed – Mykhailo Zhernov	In accordance with section 224 of the Corporations Act, a vote on this Resolution must not be cast (in any capacity) by or on behalf of a related party of EUR to whom the Resolution would permit a financial benefit to be given, or an associate of such a related party (Resolution 4 Excluded Party). However, the above prohibition does not apply if the vote is cast by a person as proxy appointed by writing that specifies how the proxy is to vote on the Resolution and it is not cast on behalf of a Resolution 4 Excluded Party.
In accordance with section 250BD of the Corporations Act, a person appointed as a proxy must not vote, on the basis of that appointment, on this Resolution if:
	(a)	the proxy is either:
(i) a member of the Key Management Personnel; or
(ii) a Closely Related Party of such a member; and
	(b)	the appointment does not specify the way the proxy is to vote on this Resolution.
Provided the Chair is not a Resolution 4 Excluded Party, the above prohibition does not apply if:
	(a)	the proxy is the Chair; and
	(b)	the appointment expressly authorises the Chair to exercise the proxy even though this Resolution is connected directly or indirectly with remuneration of a member of the Key Management Personnel.

However, this does not apply to a vote cast in favour of the Resolution by:

(a)	a person as a proxy or attorney for a person who is entitled to vote on the Resolution, in accordance with the directions given to the proxy or attorney to vote on the Resolution in that way; or

(b)	the Chair as proxy or attorney for a person who is entitled to vote on the Resolution, in accordance with a direction given to the Chair to vote on the Resolution as the Chair decides; or

(c)	a holder acting solely in a nominee, trustee, custodial or other fiduciary capacity on behalf of a beneficiary provided the following conditions are met:

(i)	the beneficiary provides written confirmation to the holder that the beneficiary is not excluded from voting, and is not an associate of a person excluded from voting, on the Resolution; and

(ii)	the holder votes on the Resolution in accordance with directions given by the beneficiary to the holder to vote in that way.

Voting by proxy

To vote by proxy, please complete and sign the enclosed General Meeting Proxy Form and return by the time and in accordance with the instructions set out on the General Meeting Proxy Form.

In accordance with section 249L of the Corporations Act, EUR Shareholders are advised that:

•	each EUR Shareholder has a right to appoint a proxy;

•	the proxy need not be an EUR Shareholder; and

•	a EUR Shareholder who is entitled to cast two or more votes may appoint two proxies and may specify the proportion or number of votes each proxy is appointed to exercise. If the EUR Shareholder appoints two proxies and the appointment does not specify the proportion or number of the member’s votes, then in accordance with section 249X(3) of the Corporations Act, each proxy may exercise one-half of the votes.

EUR Shareholders and their proxies should be aware that:

•	if proxy holders vote, they must cast all directed proxies as directed; and

•	any directed proxies which are not voted will automatically default to the Chair, who must vote the proxies as directed.

Voting in person

To vote at the General Meeting in person, attend the General Meeting at the time, date and place set out on the cover page.

Should you wish to discuss the matters in this Notice of Meeting please do not hesitate to contact the Company Secretary using the details set out in the Corporate Directory or the EUR Shareholder Information Line.

E X P L A N A T O R Y S T A T E M E N T

This Explanatory Statement has been prepared to provide information which the EUR Directors believe to be material to EUR Shareholders in deciding whether or not to pass the Related Party Resolutions.

1.	PURPOSE OF THE GENERAL MEETING

1.1	Background

On 19 May 2026, the Company announced that it had entered into the Scheme Implementation Deed with Critical Metals Corp. (CRML), as amended and restated on 3 July 2026 and 19 August 2026, under which, subject to the satisfaction or waiver (where permitted) of the Conditions Precedent, EUR would agree to propose the Schemes to EUR Securityholders.

A summary of the key terms of the Scheme Implementation Deed, a copy of the Share Scheme, a copy of the Option Scheme are set out in the Scheme Booklet, of which this Notice of Meeting forms part.

The Scheme Booklet, of which this Notice of Meeting forms part, constitutes the explanatory statement and information for the Related Party Resolutions as required by Chapter 2E of the Corporations Act.

Unless otherwise defined, terms and abbreviations used in this Notice of Meeting have the meaning given in the Scheme Booklet of which this Notice of Meeting forms part.

1.2	Treatment of convertible securities

As set out in Section 3.6 of the Scheme Booklet, under the Scheme Implementation Deed, EUR and CRML must each take all action necessary to ensure that there will be no EUR Unlisted Options nor EUR Performance Rights on issue on or after the Implementation Date.

To comply with this, EUR and CRML have entered into the Security Cancellation Deeds with the holders of EUR Unlisted Options and EUR Performance Rights under which, to the extent those securities remain on issue immediately prior to the Implementation Date, the securities will be cancelled with effect from the Implementation Date in consideration for:

(a)	in the case of EUR Unlisted Options, the issue of that number of New CRML Shares as determined by applying the Cashless Exercise Formula; and

(b)	in the case of EUR Performance Rights, the issue of:

(i)	New CRML Shares in the case of the EUR Class 1 and Class 2 Performance Rights; and

(ii)	New CRML Warrants in the case of the EUR Class 3, 4, 5 and 6 Performance Rights.

The material terms of the Security Cancellation Deeds are set out in Section 3.6 of the Scheme Booklet.

EUR is unable to give the financial benefits to the EUR Directors (and/or their Associates) under the Security Cancellation Deeds without the approval of EUR Shareholders under Chapter 2E of the Corporations Act, which is sought under the Resolutions, unless the giving of the financial benefit falls within an exception set out in sections 210 to 216 of the Corporations Act. In addition, it is a Condition Precedent to the Share Scheme under the Scheme Implementation Deed that EUR Shareholders approve the Resolutions, and the Security Cancellation Deeds are themselves conditional on the Schemes becoming Effective.

1.3	Interests of EUR Directors in EUR Securities

As at the Last Practicable Date, the EUR Directors have Relevant Interests in EUR Securities and CRML Securities as set out in Section 10.1(a) and 10.1(b) of the Scheme Booklet.

As set out in Section 3.6 of the Scheme Booklet, the EUR Directors hold EUR Performance Rights which, to comply with the terms of the Scheme Implementation Deed, will be required to be cancelled with effect from the Implementation Date.

1.4	Benefits to be received by EUR Directors

The benefits that will be received by the Independent EUR Director and the Common Directors if the Schemes are implemented, and all EUR Performance Rights are cancelled in accordance with the Security Cancellation Deeds, are set out in Section 10.1(c) of the Scheme Booklet.

1.5	Purpose of the General Meeting

The purpose of the General Meeting is to consider and, if thought fit, to approve, for the purposes of Chapter 2E of the Corporations Act, the giving of the financial benefits provided for under, or in connection with, the Security Cancellation Deeds.

The explanatory statement and information required by section 219 of the Corporations Act and ASIC Regulatory Guide 76 in relation to the Resolutions are contained in this Notice of Meeting and the Scheme Booklet of which this Notice forms part.

2.	RESOLUTIONS 1 TO 4 – APPROVAL OF FINANCIAL BENEFITS UNDER THE SECURITY CANCELLATION DEEDS

2.1	General

These Resolutions seek EUR Shareholder approval for the purposes of Chapter 2E of the Corporations Act for the giving of all financial benefits provided for under, or in connection with, the Security Cancellation Deeds with each of Antony Sage, Malcolm Day, Michael Carter and Mykhailo Zhernov and/or their Associates. Pursuant to the terms of the Security Cancellation Deeds, subject to the Schemes becoming Effective, each EUR Director is entitled to receive up to that number of New CRML Shares and New CRML Warrants set out in Section 10.1(c) of the Scheme Booklet in consideration for the cancellation of their respective holdings of EUR Performance Rights.

Further details in respect of the terms of the CRML Securities proposed to be issued are set out in Sections 6.14 and 6.17 of the Scheme Booklet.

2.2	Director Recommendation

Each EUR Director has a material personal interest in the outcome of the Resolution that relates to the financial benefit that will be given to that EUR Director pursuant to the terms of the relevant Security Cancellation Deed, on the basis that the relevant EUR Director (or their nominee(s)) will receive CRML Securities if the Resolution relevant to them is passed and the Schemes become Effective.

Each of the EUR Directors also holds EUR Shares, and Antony Sage, Malcolm Day and Michael Carter also hold EUR Options. In respect of those EUR Shares and EUR Options, each EUR Director will receive the same Share Scheme Consideration and Option Scheme Consideration, determined by applying the same Share Scheme Transaction Ratio and the same Cashless Exercise Formula, as every other Share Scheme Participant and Option Scheme Participant. The financial benefits under the Security Cancellation Deeds are referable only to the EUR Performance Rights, which are not EUR Shares or EUR Options and which are cancelled outside the Schemes. No EUR Shareholder will receive, in its capacity as an EUR Shareholder, consideration under the Share Scheme which differs from that received by any other EUR Shareholder.

EUR Shareholders should nevertheless note that, because all of the EUR Performance Rights are held by the EUR Directors (or their Associates), the EUR Directors have an interest in the outcome of the Schemes which other EUR Shareholders do not have. The financial benefits are given in consideration for the cancellation of the EUR Performance Rights, are calculated by applying the same formula to every holder of the same class of EUR Performance Right, are conditional on the Schemes becoming Effective, and require the approval of EUR Shareholders under Chapter 2E of the Corporations Act on a vote from which each recipient and their associates are excluded under section 224 of the Corporations Act. They are not given as consideration for, or as an inducement to, any EUR Securityholder voting in favour of either Scheme.

Accordingly:

(a)	no EUR Director makes any recommendation in relation to the Resolution that relates to the giving of a financial benefit to that EUR Director;

(b)	given their personal interests in the outcome of the Resolutions, their common directorships of EUR and CRML and the fact that the passing of all of the Resolutions is required to satisfy one of the Conditions Precedent, the Common Directors make no recommendation in relation to any of the Resolutions that relate to a giving of a financial benefit to another EUR Director; and

(c)	the Independent EUR Director, Michael Carter, recommends that EUR Shareholders vote in favour of Resolutions 1, 2 and 4, in the absence of a Superior Proposal and subject to the Independent Expert continuing to conclude that the Schemes are in the best interests of EUR Securityholders, on the basis that:

(i)	the giving of all financial benefits provided for under, or in connection with, the Security Cancellation Deeds facilitates the satisfaction of EUR’s obligation under the Scheme Implementation Deed to ensure that no EUR Performance Rights remain outstanding on the Implementation Date, and of the corresponding Condition Precedent to the Schemes; and

(ii)	the consideration to be provided to the EUR Directors (or their Associates) under the Security Cancellation Deeds is materially the same as that offered to all other holders of EUR Performance Rights who are not related parties of EUR.

2.3	Chapter 2E of the Corporations Act

Chapter 2E of the Corporations Act requires that for a public company, or an entity that the public company controls, to give a financial benefit to a related party of the public company, the public company or entity must:

(a)	obtain the approval of the public company’s members in the manner set out in sections 217 to 227 of the Corporations Act; and

(b)	give the benefit within 15 months following such approval,

unless the giving of the financial benefit falls within an exception set out in sections 210 to 216 of the Corporations Act.

Under the terms of the Security Cancellation Deeds, if the Schemes become Effective, EUR will facilitate the cancellation of the EUR Performance Rights held by the EUR Directors (and/or their Associates) in consideration for the issue of CRML Securities by CRML. The cancellation of those securities in consideration for the issue of CRML Securities in accordance with the terms of the Security Cancellation Deed constitutes the giving of a financial benefit by EUR. Each of the proposed recipients is a related party of EUR by virtue of being a Director (section 228(2) of the Corporations Act), and each associated entity of an EUR Director that holds EUR Performance Rights and is a party to a Security Cancellation Deed is a related party of EUR by virtue of being an entity controlled by a related party (section 228(4) of the Corporations Act).

Each EUR Director (and/or their Associates) is, or will be, a party to a Security Cancellation Deed and the EUR Directors are therefore unable to form a quorum to consider whether an exception set out in sections 210 to 216 of the Corporations Act applies to the issue. Accordingly, EUR Shareholder approval for the issue is sought in accordance with Chapter 2E of the Corporations Act.

2.4	Section 195(4) of the Corporations Act

Section 195 of the Corporations Act provides that a director of a public company may not vote or be present during meetings of directors when matters in which that director holds a “material personal interest” are being considered, except in certain limited circumstances. Section 195(4) relevantly provides that if there are not enough directors to form a quorum for a directors meeting because of this restriction, one or more of the directors may call a general meeting and the general meeting may pass a resolution to deal with the matter.

It might be argued (but it is neither conceded nor, indeed, is it thought by the Board to be the case) that all of the Directors have a material personal interest in the outcome of Resolutions 1 to 4. If each Director does have such an interest, then a quorum could not be formed to consider the matters contemplated by Resolutions 1 to 4 at Board level.

Accordingly, for the avoidance of any doubt, and for the purpose of transparency and best practice corporate governance, the Company also seeks Shareholder approval for Resolutions 1 to 4 for the purposes of section 195(4) of the Corporations Act in respect of the Board's inability to form a quorum to consider the giving of the financial benefits under the Security Cancellation Deeds, including whether to rely on the arm's length terms exception in section 210.

2.5	ASX Listing Rule 6.23

The cancellation of the EUR Performance Rights for consideration would ordinarily require the approval of EUR Shareholders under ASX Listing Rule 6.23.2. ASX has granted EUR a waiver from ASX Listing Rule 6.23.2 to the extent necessary to permit EUR to cancel the EUR Performance Rights for consideration in accordance with the terms of the Security Cancellation Deeds without the approval of EUR Shareholders. Accordingly, EUR Shareholder approval is not sought under ASX Listing Rule 6.23.2 for the purposes of these Resolutions.

2.6	ASX Listing Rule 10.11

On the basis that EUR is not, itself, issuing or agreeing to issue any equity securities, the issue of CRML Securities in accordance with the Security Cancellation Deeds does not fall within ASX Listing Rule 10.11. The giving of the financial benefit under the Related Party Resolutions therefore does not require the approval of EUR Shareholders under ASX Listing Rule 10.11.

2.7	What happens if the Resolutions are passed or not passed

If the Resolutions are passed, EUR will be able to give the financial benefits proposed to be given under the Security Cancellation Deeds to the EUR Directors (and/or their Associates) (as applicable). The financial benefits will be given on or shortly following the Implementation Date (and, in any event, within the statutory period prescribed under section 208(1)(a)(ii) of the Corporations Act).

If the Resolutions are not passed, the Company will not be able to give the financial benefits proposed to be given under the Security Cancellation Deeds to the EUR Directors (or their Associates) (as applicable). In that circumstance:

(a)	the Condition Precedent to the Share Scheme requiring EUR Shareholders to approve the Resolutions will not be satisfied, and the Schemes may not proceed as a result of non-satisfaction of a Condition Precedent; and

(b)	the relevant EUR Performance Rights will remain on issue immediately prior to the Implementation Date.

While each Resolution is not inter-conditional on the passing of each other Resolution, if any Resolution is not passed, the Condition Precedent to the Share Scheme requiring EUR Shareholders to approve the Related Party Resolutions will not be satisfied. In that case, the Schemes will not proceed unless EUR waives that Condition Precedent. If the Resolutions are not passed, the Security Cancellation Deeds would also not operate to effect the cancellation of the EUR Performance Rights, as those deeds are conditional on the Schemes becoming Effective.

2.8	Technical Information required by section 219 of the Corporations Act

REQUIRED INFORMATION	DETAILS
Name of the persons to whom financial benefit will be given

In connection with the Schemes, EUR, CRML and each EUR Director (and/or their Associates) has entered into Security Cancellation Deeds with respect to the cancellation of all EUR Performance Rights held by those parties which remain on issue immediately prior to the Implementation Date.

The proposed recipients of the financial benefits, being the EUR Directors (and/or their Associates), and the details of the CRML Securities to be issued in accordance with the terms of the Security Cancellation Deeds (as applicable) are set out in Section 10.1(c) of the Scheme Booklet.

REQUIRED INFORMATION	DETAILS
Number of Securities and class to be issued	The financial benefit comprises the issue of, and entitlement to, an aggregate of between 3,150,000 New CRML Shares (at the Minimum Share Scheme Transaction Ratio (0.025)) and 6,300,000 New CRML Shares (at the Maximum Share Scheme Transaction Ratio) underlying New CRML Warrants to the EUR Directors (or their Associates) in consideration for the cancellation of the EUR Performance Rights held by those parties (as applicable), allocated in the proportions set out in Section 10.1(c) of the Scheme Booklet.
Terms of securities

Under the Security Cancellation Deeds, each EUR Director will be issued the New CRML Shares and New CRML Warrants as set out in Section 10.1(c) of the Scheme Booklet.

The terms of the New CRML Shares and New CRML Warrants are set out in Sections 6.14 and 6.17, respectively, of the Scheme Booklet.

Date(s) on or by which the financial benefit will be provided	The financial benefit will be given on or shortly following the Implementation Date and, in any event, within 15 months after the date of the Meeting in accordance with section 208(1)(a)(ii) of the Corporations Act.
Price or other consideration EUR will receive for the provision of the financial benefit	The CRML Securities are proposed to be issued as non-cash consideration for the cancellation of the EUR Directors’ EUR Performance Rights which in each case were (at the time of issue) issued to retain the EUR Directors and to incentivise performance. In the case of the Common Directors, the issue of the CRML Securities therefore preserves the incentive alignment that the original EUR Options and EUR Performance Rights were designed to create by maintaining the holder's exposure to equity upside in the ongoing CRML business. In the case of all EUR Directors, the issue of replacement CRML Securities also conserves CRML’s cash reserves while delivering an economically similar outcome for the holders. No cash consideration is payable by, or will be received from, the EUR Directors (or their Associates).
Purpose of the issue, including the intended use of any funds raised by the issue	The purpose of the provision of the financial benefit under the Security Cancellation Deeds is to satisfy EUR’s obligation under the Scheme Implementation Deed to take all action necessary to ensure that definitive arrangements have been made such that there will be no outstanding EUR Performance Rights on the Implementation Date, and to satisfy the corresponding Condition Precedent to the Schemes. No funds will be raised by the issue of the CRML Securities.
Consideration of type of security to be issued

The CRML Securities will be issued as consideration for the cancellation of the EUR Performance Rights.

The New CRML Shares to be issued on cancellation of the Class 1 and 2 EUR Performance Rights will be issued at the Share Scheme Transaction Ratio of that number of New CRML Shares equal to the Share Scheme Transaction Ratio for each such EUR Performance Right cancelled, consistent with the consideration to be received by EUR Shareholders under the Share Scheme. The New CRML Warrants to be issued on cancellation of the Class 3, 4, 5 and 6 EUR Performance Rights will be on economically equivalent terms (including as to vesting hurdles, nil exercise price and expiry dates) as the relevant EUR Performance Rights cancelled, representing the right to receive, in aggregate, that number of New CRML Shares equal to the Share Scheme Transaction Ratio for each such EUR Performance Right cancelled.

REQUIRED INFORMATION	DETAILS
Consideration of quantum of Securities to be issued	The number of CRML Securities to be issued to each EUR Director (or their Associates) is determined by applying the same formulas and ratios that apply to all other holders of EUR Performance Rights under the Security Cancellation Deeds, being that number of New CRML Shares equal to the Share Scheme Transaction Ratio for each EUR Class 1 and Class 2 Performance Right cancelled and 1 New CRML Warrant for each EUR Class 3, 4, 5 and 6 Performance Right cancelled (as applicable). The quantum of the financial benefit is therefore not the product of any separate negotiation with, or determination in favour of, a single EUR Director. Equal treatment therefore applies to all EUR Directors, subject only to whether they hold EUR Performance Rights.
Remuneration	The total remuneration package for each of the proposed recipients for the previous financial year and the proposed total remuneration package for the current financial year are set out in Section 10.3(c) of the Scheme Booklet.
Valuation	The value of the CRML Securities to be issued under the Security Cancellation Deeds is set out in Section 10.1(c).
Summary of material terms of agreement to issue	The material terms and conditions of the Security Cancellation Deeds are set out in Section 3.6 of the Scheme Booklet.
Interest in Securities	The relevant interests of the proposed recipients in Securities as at the date of this Notice of Meeting and following completion of the issue are set out in Sections 10.1(a) and 10.1(c) of the Scheme Booklet.
Dilution	As the CRML Securities will be issued by CRML, the cancellation of the EUR Performance Rights under the Security Cancellation Deeds will not result in the issue of any EUR Shares or any dilution of existing EUR Shareholders’ holdings in EUR. The effect of the issue of the New CRML Shares and New CRML Warrants on the capital structure of CRML is set out in Section 7.7 of the Scheme Booklet.
Market price	The value of the financial benefit to be received by each EUR Director (or their Associates) will vary with the market price of CRML Shares on NASDAQ. The implied value of the CRML Securities to be issued to each EUR Director, based on the closing price of CRML Shares on NASDAQ on the Last Practicable Date, is set out in section 1.4 above.
Trading history	The trading history of CRML Shares on NASDAQ in the 12 months before the date of this Notice of Meeting is set out in Section 6.20 of the Scheme Booklet.
Other information	In deciding how to vote on the Resolutions, EUR Shareholders should have regard to the following:
(a) all of the EUR Performance Rights are held by the EUR Directors (or their Associates), so the financial benefits under the Security Cancellation Deeds are given only to related parties of EUR;

REQUIRED INFORMATION	DETAILS
	(b)	the EUR Class 1 and Class 2 Performance Rights are cancelled for New CRML Shares issued unconditionally, while the EUR Class 3, Class 4, Class 5 and Class 6 Performance Rights are cancelled for New CRML Warrants which lapse if their vesting hurdles are not satisfied, as described in Section 3.6(b);
	(c)	each EUR Director will receive the same Share Scheme Consideration for their EUR Shares, and the same Option Scheme Consideration for their EUR Options, as every other Share Scheme Participant and Option Scheme Participant, and the financial benefits under the Security Cancellation Deeds are referable only to the EUR Performance Rights;
	(d)	the passing of all of the Resolutions is a Condition Precedent to the Share Scheme, so if any Resolution is not passed the Schemes will not proceed unless that Condition Precedent is waived; and
	(e)	the financial benefits are not given as consideration for, or as an inducement to, any EUR Securityholder voting in favour of either Scheme.
Other than as set out above and elsewhere in this Scheme Booklet, the EUR Board is not aware of any other information that is reasonably required by EUR Shareholders to allow them to decide whether it is in the best interests of EUR to pass these Resolutions.
Voting prohibition statements	Voting prohibition statements apply to these Resolutions.

G L O S S A R Y

Carter Security Cancellation Deed means the Security Cancellation Deed between Michael Carter and/or his Associates, EUR and CRML with respect to the cancellation of all EUR Performance Rights held by Mr Carter and his Associates.

Chair means the chair of the Meeting.

Closely Related Party of a member of the Key Management Personnel means:

(a)	a spouse or child of the member;

(b)	a child of the member’s spouse;

(c)	a dependent of the member or the member’s spouse;

(d)	anyone else who is one of the member’s family and may be expected to influence the member, or be influenced by the member, in the member’s dealing with the entity;

(e)	a company the member controls; or

(f)	a person prescribed by the Corporations Regulations 2001 (Cth) for the purposes of the definition of ‘closely related party’ in the Corporations Act.

Day Security Cancellation Deed means the Security Cancellation Deed between Malcolm Day and/or his Associates, EUR and CRML with respect to the cancellation of all EUR Performance Rights held by Mr Day and his Associates.

Explanatory Statement means the explanatory statement accompanying this Notice of Meeting.

Key Management Personnel has the same meaning as in the accounting standards issued by the Australian Accounting Standards Board and means those persons having authority and responsibility for planning, directing and controlling the activities of EUR, or if EUR is part of a consolidated entity, of the consolidated entity, directly or indirectly, including any director (whether executive or otherwise) of EUR, or if EUR is part of a consolidated entity, of an entity within the consolidated group.

General Meeting Proxy Form means the proxy form accompanying this Notice of Meeting.

Related Party Resolutions or the Resolutions means the resolutions set out in this Notice of Meeting, or any one of them, as the context requires.

Sage Security Cancellation Deed means the Security Cancellation Deed between Antony Sage and/or his Associates, EUR and CRML with respect to the cancellation of all EUR Performance Rights held by Mr Sage and his Associates.

Zhernov Security Cancellation Deed means the Security Cancellation Deed between Mykhailo Zhernov and/or his Associates, EUR and CRML with respect to the cancellation of all EUR Performance Rights held by Mr Zhernov and his Associates.

G E N E R A L   M E E T I N G    P R O X Y   F O R M

A N N E X U R E   J  –  D E C L A R A T I O N   F O R M

To:

European Lithium Limited (ACN 141 450 624) (EUR); and

Critical Metals Corp. (CIK 0001951089), a corporation incorporated in the British Virgin Islands (CRML).

I/We declare that:

1.	I am/we are the registered holder(s) of fully paid ordinary shares in the capital of EUR (EUR Shares) and/or of quoted options to acquire fully paid ordinary shares in the capital of EUR (ASX: EUROC) (EUR Options), which will be exercised into fully paid ordinary shares in the capital of EUR (Resulting EUR Shares) under the Option Scheme (delete whichever is not applicable).

2.	I am/we are not an Australian resident for Australian income tax purposes.

3.	Neither I/we, nor any of my/our associates, have held a non-portfolio interest in EUR (being a direct or indirect interest of 10% or more in EUR, including through EUR Shares, EUR Options, Resulting EUR Shares or any other interest), at any time during the 24 months preceding the Implementation Date.

4.	I/we understand that an “indirect Australian real property interests” generally requires, among other things, that the holder (together with its associates) holds, or has held, an interest of 10% or more in the company during the relevant 24 month period.

5.	Based on the declaration in paragraph 3, I/we declare that the EUR Shares and/or EUR Options held by me/us do not constitute, and that any Resulting EUR Shares to be issued to me/us on exercise of those EUR Options under the Option Scheme will not, immediately before their transfer to CRML, constitute, an “indirect Australian real property interests” for the purposes of Division 855 of the Income Tax Assessment Act 1997 (Cth).

6.	I/we undertake to notify EUR and CRML immediately if any of the declarations above ceases to be correct at any time before the Implementation Date.

I/we acknowledge that EUR and CRML may rely on this declaration for the purposes of the Schemes and any related Australian tax requirements.

EUR Securityholder Name:

SRN/HIN (EUR Shares):

SRN/HIN (EUR Options):

Signature:

Date:

J-1

C O R P O R A T E   D I R E C T O R Y

European Lithium Limited

32 Harrogate Street

WEST LEEDERVILLE WA 6007

Telephone: + 61 8 6181 9792

Facsimile: +61 8 9380 9666

Email (General): info@europeanlithium.com

Email (Investor Relations): ir@europeanlithium.com

Website: www.europeanlithium.com

EUR Directors

Antony Sage

Executive Chairman

Malcolm Day

Non-Executive Director

Michael Carter

Non-Executive Director

Mykhailo Zhernov

Non-Executive Director

Joint Company Secretary

Melissa Chapman

Catherine Grant-Edwards

Registry

Computershare Investor Services Pty Limited

Level 17

221 St Georges Terrace

PERTH WA 6000

Telephone (Australia): 1300 850 505

Telephone (Outside Australia): +61 3 9415 4000

Website: www.computershare.com.au

Corporate Adviser

Poynton Stavrianou

Level 34

1 Spring Street

PERTH WA 6000

Telephone: +61 8 9226 2204

Email: info@poyntonstavrianou.com

Legal Adviser

Steinepreis Paganin

Level 14, QV1 Building

250 St Georges Terrace

PERTH WA 6000

Auditors

SW Audit

Level 18

197 St Georges Terrace

PERTH WA 6000

Telephone: + 61 8 6184 5980

Independent Expert

Horizon Nexus Partners Securities Pty Ltd AFSL

289358

Level 4

88 William Street

PERTH WA 6000

Telephone: 08 9463 2463

Email: enquiries@horizonnp.com.au

Website: https://horizonnp.com.au/

Independent Technical Expert

Valuation and Resource Management Pty Ltd

Level 1

168 Stirling Highway

NEDLANDS WA 6009

Email: admin@varm.com.au

Australian and New Zealand tax adviser

Ernst & Young

9 The Esplanade

PERTH WA 6000

Telephone: +61 8 9429 2222

Facsimile: +61 8 9429 2436

Website: https://www.ey.com/en_gl

European Lithium Shareholder Information

Telephone (within Australia): 1300 630 625

Telephone (outside Australia) +61 2 9000 7014

The EUR Information Line is open between Monday and Friday (excluding national public holidays in Australia) from 8:00am to 5:00pm (AEST)

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